As submitted for confidential review to the Securities and Exchange Commission on September 29, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWBURY STREET II ACQUISITION CORP *

Co-registrant is listed on the following page

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1797287
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

121 High Street, Floor 3

Boston, MA 02110

Telephone: (617) 334-2805

(Address, including zip code, and telephone number, including area code, of  registrant’s principal executive offices)

Thomas Bushey
Chief Executive Officer
121 High Street, Floor 3
Boston, MA 02110
(617) 334-2805

(Name, address, including zip code, and telephone number, including area code, of  agent for service)

Copies to:

Barry I. Grossman, Esq. Matthew Gray, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	Steven Levine, Esq. David Michaels, Esq. Aman D. Singh, Esq. Fenwick & West LLP 902 Broadway New York, New York 10010 Telephone: (212) 430-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	Prior to the consummation of the Business Combination described in the proxy statement/prospectus forming part of this registration statement and subject to the approval of its shareholders, Newbury Street II Acquisition Corp (“Newbury Street II” or “NTWO”) intends to effect a deregistration under Newbury Street II’s amended and restated memorandum and articles of association and Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Newbury Street II’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). After the Domestication, all securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Fort Robotics Holdings, Inc.” and existing shareholders of Newbury Street II will hold shares in Fort Robotics Holdings, Inc. rather than in a Cayman Islands company.

TABLE OF CO-REGISTRANT

Exact Name of Co-registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Fort Robotics, Inc.	Delaware	6719	83-2052977

(1)	The Co-registrant has the following principal executive offices:

Fort Robotics, Inc.
1608 Walnut St., 12th Floor
Philadelphia, Pennsylvania 19103

(2)	The agent for service for the Co-registrant is:

Samuel Reeves

1608 Walnut St., 12th Floor
Philadelphia, Pennsylvania 19103

Attn: Samuel Reeves

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED      , 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

NEWBURY STREET II ACQUISITION CORP

AND

PROSPECTUS FOR UP TO [ ] SHARES OF COMMON STOCK

AND UP TO [ ] WARRANTS

OF NEWBURY STREET II ACQUISITION CORP

To the Shareholders of Newbury Street II Acquisition Corp:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “Newbury Street II Extraordinary General Meeting”) of Newbury Street II Acquisition Corp (“Newbury Street II”), which will be held at [ ] a.m., Eastern Time, on [ ], 2026. The board of directors of Newbury Street II (the “Board” or “Newbury Street II Board”) has determined to convene and conduct the Newbury Street II Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[ ]. For the purposes of Newbury Street II’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the Newbury Street II Extraordinary General Meeting may also be attended physically, in person, at [  ]. The accompanying proxy statement/prospectus includes instructions on how to access the Newbury Street II Extraordinary General Meeting virtually and how to listen, participate and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Newbury Street II Extraordinary General Meeting by visiting www.cstproxy.com/[ ] and using a control number assigned by Continental Stock Transfer & Trust Company and printed on your proxy card. To register and receive access to the Newbury Street II Extraordinary General Meeting virtually, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Newbury Street II will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On August 17, 2026, Newbury Street II entered into an Agreement and Plan of Merger (as it may be further amended or supplemented from time to time, the “Merger Agreement” and the actions and transactions contemplated thereby, including, without limitation, the mergers and issuances of securities thereunder, the “Business Combination”) with Fort Robotics, Inc., a Delaware corporation (“Fort Robotics”) and Hugo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Newbury Street II (“Merger Sub”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

You are being asked to vote on the Business Combination and certain other related matters.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination (the “Closing”, to occur on the “Closing Date”), among other things (i) prior to the Closing, Newbury Street II shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and (ii) following the Domestication, at the Closing, Merger Sub will merge with and into Fort Robotics (the “Merger”), with Fort Robotics surviving such merger as a wholly owned subsidiary of Newbury Street II (the “Surviving Corporation”). It is proposed that, upon the Closing, Newbury Street II will change its name to “Fort Robotics Holdings, Inc.”, and following the Domestication and the Closing, is referred to herein as the “Combined Company.”

The Merger Agreement provides that the total consideration (the “Merger Consideration”) to be delivered at the Closing to Fort Robotics Security Holders (as defined in the accompanying proxy statement/prospectus) as of immediately prior to the effective time of the Merger (the “Effective Time”) that have completed required transmittal documents will consist of a number of newly issued shares of common stock, par value $0.0001 per share, of the Combined Company (“Combined Company Common Stock”) with an aggregate value equal to the sum of (i) $500 million, with each share of Combined Company Common Stock expected to be valued, for such purpose, at $10.00 per share, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amount (as defined in the accompanying proxy statement/prospectus), with the holders of Fort Robotics’ Simple Agreements for Future Equity entered into during the Interim Period (the “Permitted Company SAFEs”), if any, receiving, in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs and in an aggregate amount of up to $10,000,000, and the portion of the Merger Consideration deliverable at the Closing to Fort Robotics Security Holders referred to as the “Stockholder Merger Consideration.” The Merger Agreement also provides that each outstanding stock option of Fort Robotics, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an option for shares of the Combined Company (the “Assumed Options”). All Company Convertible Securities (other than the Company Options and a certain outstanding warrant that shall be assumed by the Combined Company) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, Fort Robotics, and the directors and officers of Newbury Street II entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated October 31, 2024 (the “Insider Letter”), by and among Newbury Street II, the Sponsor, and the directors and officers of Newbury Street II, which provides that (i) upon the Closing, up to 2,038,424 Class B Ordinary Shares held by the Sponsor (“Incentive Founder Shares”) that are actually used to incentivize investors in a Transaction Financing (as defined in the accompanying proxy statement/prospectus) or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, and Fort Robotics, entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares (the “Forfeited Founder Shares”), (ii) the Sponsor agreed that 453,159 Founder Shares (together with the Earnout Incentive Founder Shares (as defined below), the “Earnout Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets (as defined below) are achieved during the four-year period after Closing (the “Earnout Period”); (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares (the “Incentive Founder Shares”) to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such Incentive Founder Shares (the “Earnout Incentive Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and the Sponsor shall forfeit the remaining Incentive Founder Shares at the Closing; provided, however, that such Incentive Founder Shares and Earnout Founder Shares described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter.

The Earnout Founder Shares shall vest and no longer be subject to forfeiture as follows (such criteria, the “Share Price Targets”):

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture; and

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $15.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, the remaining 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture.

Simultaneously with the execution of the Merger Agreement, Newbury Street II entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain institutional/accredited investors (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Newbury Street II 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price of approximately $31.25 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). A copy of the form of the Initial PIPE Subscription Agreements is attached to the accompanying proxy statement/prospectus as Annex E. Under the Initial PIPE Subscription Agreements, each of the Initial PIPE Investors has the option (at the election of such Initial PIPE Investor) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. The consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). As part of the Initial PIPE Investment, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, subscribed for an aggregate purchase price of $5,000,000 and subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, subscribed for an aggregate purchase price of $1,000,000. Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock , for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock.

Immediately after the Closing, assuming that none of the outstanding Newbury Street II public shares (“Public Shares”) are redeemed prior to the Closing Date, and also taking into account the assumptions further described under the headings “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” in the accompanying proxy statement/prospectus, including that there is no adjustment to the number of shares of Combined Company Common Stock issuable as Merger Consideration resulting from any Additional Transaction Financing (as such transactions are identified and pursued) it is anticipated that the former holders of Newbury Street II Public Shares would own an interest of approximately [_]% in the Combined Company, the Sponsor will own an interest of approximately [_]% in the Combined Company, and the Fort Robotics Stockholders (as defined below) will own an interest of approximately [_]% of the Combined Company. The Fort Robotics Stockholders will collectively own a majority of the outstanding Combined Company Common Stock under both the “No Redemption” and “Maximum Redemption” scenarios as further described herein. No single stockholder (including members of Fort Robotics’ management) is expected to individually hold a controlling interest in the Combined Company following the Closing. If the actual facts immediately after the Closing are different from the foregoing assumptions, which they are likely to be, the percentage ownership information set forth above will also be different. For information regarding potential additional sources of dilution (but excluding the potential dilutive effect of (i) future grants under the Incentive Plan, and (ii) additional dilution that would occur in the event that, prior to the Closing, the number of securities issuable to Fort Robotics Security Holders increases in accordance with the terms of the Merger Agreement), please see the section entitled “Questions and Answers about the Newbury Street II Extraordinary General Meeting — Q: What equity stake will current Public Shareholders, the Sponsor, the Fort Robotics Stockholders and the PIPE Investors hold in the Combined Company immediately after the Closing?”

The units (“Units”) sold in Newbury Street II’s initial public offering (“IPO”), the Newbury Street II Class A ordinary shares, par value $0.0001 per share, of Newbury Street II underlying the Units and the redeemable warrants included as part of each whole warrant, entitling the holder thereof to purchase one Newbury Street II Class A Ordinary Share (“Public Warrants”) are traded on the Nasdaq under the symbols “NTWOU,” “NTWO” and “NTWOW,” respectively. On [  ], 2026, the closing sale prices of the Units, the Newbury Street II Class A ordinary shares and the Public Warrants were $[ ], $[ ] and $[ ], respectively. In connection with the Mergers, Newbury Street II intends to apply for the listing of shares of Combined Company Common Stock and warrants to purchase shares of Combined Company Common Stock on a U.S. national securities exchange under the proposed symbols “FROB” and “FROB.WS”, respectively, to be effective at the Closing. There is no assurance that the Combined Company will be able to satisfy the listing criteria of the applicable national exchange at the Closing or will be able to continue to satisfy such criteria following the consummation of the Business Combination.

Only holders of record of Class A Ordinary Shares and Class B Ordinary shares at the close of business on [  ], 2026, the record date for the Newbury Street II Extraordinary General Meeting (the “Record Date”), are entitled to notice of and to vote and have their votes counted at the Newbury Street II Extraordinary General Meeting and any adjournments or postponements thereof.

Newbury Street II is, and immediately following the Business Combination, the Combined Company will be, an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the consummation of the Business Combination.

After careful consideration, the Newbury Street II Board has unanimously approved the Merger Agreement and the transactions comprising the proposed Business Combination and determined that each of the proposals to be presented at the Newbury Street II Extraordinary General Meeting is fair, advisable and in the best interests of Newbury Street II and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Newbury Street II’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Newbury Street II and what may be best for a director’s personal interests when determining to recommend that Newbury Street II shareholders vote for the proposals set forth in the accompanying proxy statement/prospectus (the “Proposals”). Fort Robotics Stockholders, officers and directors also have interests in the Business Combination that are different than those of Newbury Street II’s shareholders. As a result, there may be actual or potential material conflicts of interest between, on the one hand, the Sponsor, its affiliates, Newbury Street II directors and officers, or Fort Robotics directors and officers, and on the other hand, unaffiliated security holders of Newbury Street II. See the sections entitled “The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination”, “Beneficial Ownership of Securities” and “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What interests do Fort Robotics directors and officers have in the Business Combination?” in the accompanying proxy statement/prospectus for a further discussion.

The Newbury Street II Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination, including the securities to be issued in connection with, or the consideration to be delivered to, Fort Robotics Stockholders under the terms of the Merger Agreement.

Except as described below, including with respect to the forfeiture, earnout, transfer and lock-up release arrangements contemplated by the Sponsor Letter Agreement, the Insider Letter Amendment and the PIPE Subscription Agreements, and the possibility that, prior to the Closing, Newbury Street II Securities (as defined below) held by the Sponsor may be distributed out of the Sponsor entity pursuant to the governing documents of the Sponsor, there are currently no specified circumstances or arrangements under which Newbury Street II Securities held by the Sponsor or its affiliates could be transferred, or that could result in the forfeiture, surrender or cancellation of such securities, subject to certain permitted exceptions for pre-closing distributions or transfers of Sponsor securities (subject, as applicable, to contractual lock-up restrictions), provided, that it is possible that other pre-closing changes to Sponsor securities could occur in connection with transaction financing arrangements, should any such arrangements or transactions be identified and pursued in connection with the Business Combination.

Pursuant to the Sponsor Letter Agreement, between Newbury Street II, the Sponsor and Fort Robotics, subject to and conditioned upon the Closing, the Sponsor has agreed to (i) forfeit 348,917 Founder Shares, (ii) subject 453,159 Founder Shares to forfeiture, which shares will vest only if certain Share Price Targets are achieved during the Earnout Period following the Closing, and (iii) use up to an additional 2,038,424 Founder Shares to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment). To the extent that the Sponsor has not transferred or forfeited all of such 2,038,424 Founder Shares at or prior to the Closing, 302,110 of such shares will be subject to forfeiture and will vest only if certain share price targets are achieved during the Earnout Period following the Closing, and the Sponsor will forfeit the remaining such shares at the Closing. In addition, pursuant to the PIPE Subscription Agreements, the Sponsor will transfer, for no additional consideration, up to 980,012 of such Founder Shares to the Initial PIPE Investors. It is also possible that other pre-Closing changes to Sponsor securities could occur in connection with additional transaction financing arrangements, should any such arrangements or transactions be identified and pursued in connection with the Business Combination.

Pursuant to a letter agreement between Newbury Street II, the Sponsor, and Newbury Street II’s officers and directors (the “Insider Letter”) entered into at the time of Newbury Street II’s IPO, the Sponsor and such individuals agreed to (i) vote any Newbury Street II ordinary shares held by them in favor of any proposed initial business combination presented by Newbury Street II for approval by Newbury Street II shareholders and (ii) not to redeem any Newbury Street II Class A ordinary shares owned by them in connection with such shareholder approval. No consideration was offered to any of the Sponsor or such individuals in respect of the foregoing commitments. Other than as disclosed in the accompanying proxy statement/prospectus, there are currently no agreements, arrangements, or understandings, including any payments, between the Sponsor and unaffiliated securityholders of Newbury Street II regarding the redemption of outstanding securities of Newbury Street II or with respect to determining whether to proceed with a de-SPAC transaction.

The Insider Letter contains restrictions on whether and when the Sponsor may sell Newbury Street II Securities held by the Sponsor, which restrictions will apply, after the Closing, to corresponding Combined Company securities. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions described below, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or earlier if, subsequent to the consummation of an initial business combination of Newbury Street II, the closing price of the shares of Combined Company Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, and (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; units issued to the Sponsor in a private placement consummated simultaneously with the IPO (“Private Placement Units”), units issued upon conversion of any working capital loans made by the Sponsor to Newbury Street II (if any), and Newbury Street II shares underlying the foregoing warrants are subject to trading restrictions described in the Insider Letter whereby, subject to certain limited exceptions, such securities are not transferable until 30 days following the consummation by Newbury Street II of an initial business combination. Notwithstanding the foregoing, pursuant to the Insider Letter Amendment, upon the Closing, (i) up to 2,038,424 Founder Shares that are used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from the foregoing transfer restrictions, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares will be released from such transfer restrictions, subject to and contingent upon the Closing.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of Private Placement Warrants underlying the Private Placement Units held by the Sponsor. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Newbury Street II’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled:

●	“Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?”

●	“Risk Factors — Risks Related to the Business Combination and Newbury Street II — Since the Sponsor has interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Fort Robotics is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.”

●	“The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

When Newbury Street II shareholders consider the Proposals presented in the accompanying proxy statement/prospectus, they should keep in mind that the Sponsor, Newbury Street II’s directors and officers, and their affiliates have interests in the Business Combination that are different from or in addition to, and may conflict with, interests of unaffiliated holders of Newbury Street II shares. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Newbury Street II. In such event, among other things, the value of certain interests of the Sponsor, its affiliates and Newbury Street II directors and officers would become worthless. Public Shareholders should take these interests into account when deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter and subject to the amendments described in the Insider Letter Amendment, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026;

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into an agreement with Donerail Group (“Donerail”), an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for a cash compensation of $350,000 (the “Donerail Cash Fee”) and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing (the “Donerail Agreement”). Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into a securities grant agreement (the "Securities Grant Agreement"), pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor) (the “Donerail Equity Compensation”). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the Private Placement Unit Agreement, dated October 31, 2024, between Newbury Street II and the IPO Underwriter (the “BTIG Private Placement Unit Agreement”), the IPO Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to an aggregate amount equal to the 100,000 Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, BTIG will receive cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing (fees under (A), (B) and (C), collectively, the “BTIG Placement Agent Fees”); provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation . In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

For more information about the potential conflicts of interest, the nature of compensation and the potential dilutive impact of such interests held by the Sponsor and Newbury Street II’s directors and officers, see the following sections in the accompanying proxy statement/prospectus:

●	“Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?”

●	“Risk Factors — Risks Related to the Business Combination and Newbury Street II — Since the Sponsor has interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Fort Robotics is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.”

●	“The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination”

In addition, you should carefully consider the matters discussed under the heading entitled “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor, Affiliates and Advisors

Newbury Street II’s Sponsor, Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company, has received or may receive the following consideration from Newbury Street II prior to or in connection with the completion by Newbury Street II of an initial business combination in accordance with the terms of Newbury Street II’s governing documents (including upon the Closing of the proposed Business Combination with the Company):

	Interest in Securities	Other Consideration
Sponsor

At Closing, (after giving effect to the forfeiture and transfer arrangements currently contemplated by the Business Combination) the Sponsor will hold up to 4,517,269 shares of Combined Company Common Stock (assuming no additional Incentive Founder Shares are transferred and all Earnout Founder Shares are earned) corresponding to an aggregate amount equal to the sum of (i) 6,118,000 Founder Shares purchased by the Sponsor prior to Newbury Street II’s IPO for an aggregate price of $25,000 (or $0.004 per share), and (ii) 484,500 Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by the Sponsor at the time of Newbury Street II’s IPO for an aggregate price of $4,845,000 (or $10.00 per unit), minus the sum of (i) 348,917 Founder Shares to be forfeited subject to and conditioned upon the Closing, and (ii) up to 1,736,314 Incentive Founder Shares, to be forfeited, to the extent not transferred as incentive shares, subject to and conditioned upon the Closing (equal to the difference between the up to 2,038,424 Incentive Founder Shares and the 302,110 Founder Shares, to the extent not transferred, that are subject to share price target of the shares of Combined Company Common Stock). Additionally, Sponsor will also hold Private Placement Warrants to purchase an aggregate of up to 242,250 shares of Combined Company Common Stock corresponding to the equivalent number of Private Placement Warrants underlying the Private Placement Units that were purchased by the Sponsor at the time of Newbury Street II’s IPO for an aggregate price of $4,845,000 (or $10.00 per unit).

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Newbury Street II, which may be convertible into Private Placement Units at the Closing, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Sunderland Capital Partners LP, a Massachusetts corporation, an affiliate of the Sponsor, receives $10,000 per month for services pursuant to the Administrative Services Agreement, dated as of October 31, 2024. As of June 30, 2026, approximately $200,000 has been paid under the Administrative Services Agreement, with any accrued and unpaid amounts to be paid at consummation of an initial business combination.

Newbury Street II’s directors	At the Closing, each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II, will hold 40,000 shares of Combined Company Common Stock corresponding to the equivalent number of Founder Shares that have been allocated to them, and such shares will be transferred to each such director upon completion of the Business Combination, provided that such director continues to serve in such capacity immediately prior thereto.	Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Anthony James Vinciquerra and William Zachre Wyatt/Donerail	At the Closing, pursuant to the Securities Grant Agreement, Donerail (or its designees) is entitled to receive such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Equity Compensation under the Securities Grant Agreement. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026.	At the Closing, pursuant to the Donerail Agreement, Donerail (or its designees) is entitled to receive (i) a cash compensation of $350,000 and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee under the Donerail Agreement.

BTIG	At Closing, BTIG will hold a total of 163,875 shares of Combined Company Common Stock corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit); Private Placement Warrants to purchase an aggregate of up to 81,938 shares of Combined Company corresponding to the equivalent number of Private Placement Warrants underlying the Private Placement Units; and 100,000 shares of Combined Company Common Stock corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share.

Pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination.

Pursuant to the terms of the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that such fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the securities underlying the Private Placement Warrants held by the Sponsor, Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Newbury Street II’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

The accompanying proxy statement/prospectus provides Newbury Street II shareholders with detailed information about the Business Combination and other matters to be considered at the Newbury Street II Extraordinary General Meeting. Newbury Street II urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety.

The accompanying proxy statement/prospectus may refer to important business and financial information about Newbury Street II reflected in documents Newbury Street II has filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You may access these and other filings of Newbury Street II with the SEC by visiting its website at www.sec.gov or by requesting them in writing or by telephone at the following address:

Newbury Street II Acquisition Corp

121 High Street, Floor 3

Boston, Massachusetts 02110

Tel: (617) 334-2805

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by [  ], 2026 in order to receive them before the Newbury Street II Extraordinary General Meeting.

Your vote is very important. To ensure your representation at the Newbury Street II Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (either physically in person or virtually online) during the Newbury Street II Extraordinary General Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Very truly yours,
Thomas Bushey

Chief Executive Officer and Chairman of the Board

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals and for the election of each of the directors proposed by Newbury Street II for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD NEWBURY STREET II CLASS A ORDINARY SHARES THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF NEWBURY STREET II CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in the accompanying proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [  ], 2026, and is first being mailed to shareholders of Newbury Street II on or about [  ], 2026.

Newbury Street II Acquisition Corp

121 High Street, Floor 3

Boston, Massachusetts 02110

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On [  ], 2026 [ ] a.m. Eastern Time

[ ], 2026

TO THE SHAREHOLDERS OF NEWBURY STREET II ACQUISITION CORP:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Newbury Street II Extraordinary General Meeting”) of Newbury Street II Acquisition Corp, a Cayman Islands exempted company (“Newbury Street II”), will be held virtually at [ ] a.m. Eastern Time on [ ], 2026. The Newbury Street II board of directors (the “Newbury Street II Board”) has determined to convene and conduct the Newbury Street II Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[__]. For the purposes of Newbury Street II’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the Newbury Street II Extraordinary General Meeting may also be attended physically, in person at [__]. The accompanying proxy statement/prospectus includes instructions on how to access the Newbury Street II Extraordinary General Meeting virtually and how to listen, participate and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Newbury Street II Extraordinary General Meeting by visiting www.cstproxy.com/[ ] and using a control number assigned by Continental Stock Transfer & Trust Company. The Newbury Street II Extraordinary General Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting virtually, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Newbury Street II will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. At the Newbury Street II Extraordinary General Meeting, Newbury Street II shareholders will be asked to:

(i)	The Business Combination Proposal (Proposal 1) — to consider and vote on a proposal to approve, by ordinary resolution, the Agreement and Plan of Merger, dated as of August 17, 2026, (as may be amended or supplemented from time to time, the “Merger Agreement” and the actions and transactions, including, without limitation, the mergers and issuances of securities (comprised of shares of common stock of the Combined Company (as defined below) after the Domestication, as further described below, and upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), par value $0.0001 per share (“Combined Company Common Stock”), certain warrants to purchase shares of Combined Company Common Stock, and options to purchase shares of Combined Company Common Stock (“Assumed Options”)) contemplated thereby, the “Business Combination”), by and among Newbury Street II, Fort Robotics, Inc., a Delaware corporation (“Fort Robotics”), and Hugo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Newbury Street II (“Merger Sub”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A. You are being asked to vote on the Business Combination and certain other related matters.

The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal (Proposal 1).” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

(ii)

The Domestication Proposal (Proposal 2) — to consider and vote upon a proposal to approve, by special resolution (a) the change of the domicile of Newbury Street II pursuant to a deregistration and transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”); (b) the adoption upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”) in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Newbury Street II’s Current Charter and which will remove or amend those provisions of Newbury Street II’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) the filing of a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Newbury Street II will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the holders of the Class B Ordinary Shares will carry the right to vote to continue Newbury Street II in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the adoption of new organizational documents of Newbury Street II in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

The full text of the special resolution to be considered, and if thought fit, passed by the Newbury Street II Class B Shareholders is as follows:

“RESOLVED, as a special resolution, that (a) Newbury Street II Acquisition Corp be de-registered as an exempted company in the Cayman Islands pursuant to Part 12 of the Companies Act (Revised) of the Cayman Islands and Article 48 of the amended and restated memorandum and articles of association of Newbury Street II Acquisition Corp (the “Current Charter”) and be registered by way of continuation as a corporation in the State of Delaware, (b) conditional upon, and with effect from, the registration of Newbury Street II Acquisition Corp as a corporation in the State of Delaware, the certificate of incorporation attached as Annex B to the proxy statement/prospectus in respect of the meeting (the “Interim Charter”), be adopted in place of the Current Charter, and (c) the Certificate of Corporate Domestication and the Interim Charter be approved for filing with the Secretary of State of Delaware .”

(iii)

The Charter Proposal (Proposal 3) — to consider and vote on a proposal to approve, by special resolution, the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.” and the adoption of the amended and restated certificate of incorporation of the Combined Company (the “Proposed Charter”) in the form attached to the accompanying proxy statement/prospectus as Annex C, which will replace the Interim Charter and be effective as of the Closing, concurrent with which the amended and restated bylaws of the Combined Company (the “Proposed Bylaws”) in the form attached to the accompanying proxy statement/prospectus as Annex D, will also be adopted. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Charter Proposal (Proposal 3).”

The full text of the special resolution to be considered, and if thought fit, passed by the Newbury Street II Shareholders is as follows:

“RESOLVED, as a special resolution, that the Interim Charter of Newbury Street II Acquisition Corp in effect from the Domestication, be amended and restated by the deletion in its entirety and the substitution in its place of the Proposed Charter and the Proposed Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex C and Annex D, respectively) including, without limitation, the authorization and approval of (a) the change in authorized share capital as indicated therein, and (b) the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, in each case effective upon the effectiveness of the Closing of the Business Combination.”

(iv-ix)	The Organizational Documents Proposals (Proposals 4 – 9) — to consider and vote on six (6) separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Domestication and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of the Combined Company upon completion of the Business Combination in accordance with the requirements of the SEC, specifically:

●	Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) 100,000,000 shares of Combined Company Preferred Stock.

●	Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

●	Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

●	Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

●	Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

●	Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, (2) make the Combined Company’s corporate existence perpetual and (3) remove certain provisions related to Newbury Street II’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals (Proposals 4 – 9).”

(x)	The Incentive Plan Proposal (Proposal 10) — to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Incentive Award Plan (the “Incentive Plan”) in the form attached to the accompanying proxy statement/prospectus as Annex F, which, if approved by Newbury Street II shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 10).”

(xi)	The ESPP Proposal (Proposal 11) — to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Employee Stock Purchase Plan (the “ESPP”) in the form attached to the accompanying proxy statement/prospectus as Annex G, which, if approved by Newbury Street II shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The ESPP Proposal (Proposal 11).”

(xii)	The Nasdaq Proposal (Proposal 12) — to consider and vote on a proposal to approve, by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635 of The Nasdaq Stock Market LLC (the “Nasdaq”), the issuance of Combined Company Common Stock in connection with the Business Combination and the PIPE Investment and the additional shares of Combined Company Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and the ESPP, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 12).”

(xiii)	The Director Election Proposal (Proposal 13) — to consider and vote on a proposal, by ordinary resolution, to approve the election of [five (5)] directors, effective upon the Closing, to serve on the Combined Company Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 13).”

(xiv)	The Insider Letter Amendment Proposal (Proposal 14) — to consider and vote on a proposal to approve, by ordinary resolution, an amendment (the “Insider Letter Amendment”) to the Insider Letter, dated as of October 31, 2024, between Newbury Street II, the Sponsor and the other parties thereto, attached to the accompanying proxy statement/prospectus as Annex H, which provides that upon the Closing, (i) up to 2,038,424 Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing. The Insider Letter Amendment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Insider Letter Amendment Proposal (Proposal 14).”

(xv)	The Adjournment Proposal (Proposal 15) — to consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Newbury Street II Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the chairman of the Newbury Street II Extraordinary General Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal (Proposal 15).”

The proposals being submitted for a vote at the Newbury Street II Extraordinary General Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. Newbury Street II urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the Newbury Street II Board has unanimously approved the Merger Agreement and the transactions comprising the Business Combination and determined that each of the proposals to be presented at the Newbury Street II Extraordinary General Meeting is fair, advisable and in the best interests of Newbury Street II and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Newbury Street II’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Newbury Street II and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. Fort Robotics Stockholders, officers and directors also have interests in the Business Combination that are different than those of Newbury Street II’s shareholders. As a result, there may be actual or potential material conflicts of interest between, on the one hand, Newbury Street II’s sponsor, its affiliates, Newbury Street II directors and officers, their applicable affiliates, or Fort Robotics directors and officers, and on the other hand, unaffiliated security holders of Newbury Street II. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination”, “Beneficial Ownership of Securities” and “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What interests do Fort Robotics directors and officers have in the Business Combination?” in the accompanying proxy statement/prospectus for a further discussion.

The Record Date for the Extraordinary General Meeting is [  ], 2026 (the “Record Date”). Only holders of record of the Class A Ordinary Shares, par value $0.0001 per share, of Newbury Street II (the “Newbury Street II Class A Ordinary Shares” or “Class A Ordinary Shares”), and the Class B Ordinary Shares, par value $0.0001 per share, of Newbury Street II (the “Newbury Street II Class B Ordinary Shares” or “Class B Ordinary Shares” and together with the Newbury Street II Class A Ordinary Shares, the “Newbury Street II Ordinary Shares”) at the close of business on the Record Date are entitled to notice of the Newbury Street II Extraordinary General Meeting and to vote at the Newbury Street II Extraordinary General Meeting and any adjournments or postponements of the Newbury Street II Extraordinary General Meeting.

Pursuant to the Current Charter, in connection with the Business Combination, holders (“Public Shareholders”) of Newbury Street II Class A Ordinary Shares underlying the units (the “Newbury Street II Units”) issued in Newbury Street II’s initial public offering (the “IPO”) may elect to have Newbury Street II redeem, in connection with any vote on a proposed Business Combination, the Newbury Street II Class A Ordinary Shares then held by them for cash equal to a pro rata portion of the aggregate amount on deposit in the trust account (the “Trust Account”) established at the time of the IPO as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable) (in accordance with Newbury Street II’s Current Charter and IPO prospectus), divided by the number of then issued Public Shares, subject to the limitations described herein. As of [__], 2026, based on funds in the Trust Account of approximately $[__] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[__] per share. Public Shareholders are not required to attend or vote at the Newbury Street II Extraordinary General Meeting in order to elect to have Newbury Street II redeem their Newbury Street II Class A Ordinary Shares for cash. This means that Public Shareholders who hold Newbury Street II Class A Ordinary Shares on or before [ ], 2026 (two (2) business days before the Newbury Street II Extraordinary General Meeting) will be eligible to elect to have their Newbury Street II Class A Ordinary Shares redeemed for cash in connection with the Newbury Street II Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Newbury Street II Extraordinary General Meeting. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from electing to have shares redeemed without Newbury Street II’s prior consent if, in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, for which redemption is sought exceeds 15% or more of the Newbury Street II Ordinary Shares included in the Newbury Street II Units (including overallotment securities sold to Newbury Street II’s underwriters in connection with the IPO). Holders of Newbury Street II’s outstanding Public Warrants and Newbury Street II Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Newbury Street II Units must separate the underlying Newbury Street II Class A Ordinary Shares and Newbury Street II Public Warrants prior to exercising redemption rights with respect to Public Shares.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [ ], 2026 (two (2) business days before the Newbury Street II Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s (“DTC”) DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental Stock Transfer & Trust Company, Newbury Street II’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Newbury Street II Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Newbury Street II’s transfer agent at least two (2) business days before the Newbury Street II Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Newbury Street II’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Newbury Street II does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Newbury Street II’s consent, until the consummation of the Business Combination, or such other date and time as may be determined by the Newbury Street II Board in its sole discretion. If you delivered your shares for redemption to Newbury Street II’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Newbury Street II’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Newbury Street II’s transfer agent at the e-mail address or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

The Sponsor has agreed to waive its redemption rights with respect to any Newbury Street II Class A Ordinary Shares it may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per share redemption price for Public Shares in connection with the consummation of the Business Combination. Currently, the Sponsor beneficially owns approximately 27.4% of the issued and outstanding Newbury Street II Class A Ordinary Shares, giving effect to the conversion from Newbury Street II Class B Ordinary Shares to Class A Ordinary Shares as contemplated by the Current Charter at a one-to-one ratio, and pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive its anti-dilution rights that would otherwise allow the Sponsor to maintain ownership of 20% of the Combined Company (not including the Class A ordinary shares underlying the Private Placement Units). The Sponsor has agreed to vote any Newbury Street II Ordinary Shares owned by it on the Record Date in favor of the Business Combination and the other Proposals.

Your vote is very important, regardless of the number of Newbury Street II Class A Ordinary Shares that you own. The approval of each of the Business Combination Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Newbury Street II Class B Shareholders under the Current Charter, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Newbury Street II Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Charter Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Ordinary Shares, who, being present in person or by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

If the Business Combination Proposal is not approved, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal will not be presented to the Newbury Street II shareholders for a vote. The approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal are preconditions to the consummation of the Business Combination.

The Newbury Street II Board has adopted and approved the Merger Agreement and recommends that Newbury Street II shareholders vote “FOR” all of the Proposals presented to Newbury Street II shareholders at the Newbury Street II Extraordinary General Meeting. In arriving at its recommendations, the Newbury Street II Board carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendation of the Newbury Street II Board, you should keep in mind that directors and officers of Newbury Street II have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, rather than liquidating Newbury Street II, the Sponsor will benefit from the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to Newbury Street II shareholders. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

All Newbury Street II shareholders are cordially invited to virtually attend the Newbury Street II Extraordinary General Meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the Newbury Street II Extraordinary General Meeting (or any adjournment or postponement thereof). To ensure your representation at the Newbury Street II Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee on how to vote your shares or, if you wish to virtually attend the Newbury Street II Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or other nominee.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Newbury Street II Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact [ ], our proxy solicitor, using the contact information provided in the enclosed proxy statement/prospectus.

Very truly yours,

Thomas Bushey
Chief Executive Officer and Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD NEWBURY STREET II CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING NEWBURY STREET II CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of the Combined Company under the Securities Act of 1933, as amended (the “Securities Act”), with respect to securities to be issued by the Combined Company in connection with the proposed Business Combination. This document also constitutes a notice of a meeting and a proxy statement of Newbury Street II under Section 14(a) of the Exchange Act with respect to the Newbury Street II Extraordinary General Meeting at which Newbury Street II shareholders will be asked to consider and vote on a proposal to approve the Business Combination by approving and adopting the Merger Agreement, among other matters.

This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date on the cover hereof, or the date referenced herein, as applicable. Neither the mailing of this proxy statement/prospectus to Newbury Street II shareholders nor the issuance by the Combined Company of its securities in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Newbury Street II and its business, operations, management and other matters has been provided by Newbury Street II and its representatives and information contained in this proxy statement/prospectus regarding Fort Robotics and its business, operations, management and other matters has been provided by Fort Robotics and its representatives.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Newbury Street II Extraordinary General Meeting, please contact Newbury Street II’s proxy solicitor listed below. You will not be charged for any of the documents that you request.

In order for you to receive the timely delivery of the documents in advance of the Newbury Street II Extraordinary General Meeting to be held on [ ], 2026, you must request the information by [ ], 2026.

You may also obtain additional information about Newbury Street II from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 225 of the accompanying proxy statement/prospectus.

i

TRADEMARKS AND TRADE NAMES

This proxy statement/prospectus includes trademarks of Fort Robotics such as “Fort Robotics”, and others, which are protected under applicable intellectual property laws and are the property of Fort Robotics. This proxy statement/prospectus also includes other trademarks, trade names, service marks and trade names that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but such references are not intended to indicate, in any way, that Newbury Street II, the Combined Company or Fort Robotics do not assert, to the fullest extent under applicable law, their respective rights, or the right of the applicable licensor to these trademarks, service marks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes estimates, industry position, forecasts, market size growth and information that Newbury Street II and Fort Robotics obtained or derived from internal company reports, independent third-party reports and publications, surveys and studies by third parties. Some data are also based on good faith estimates, which are derived from internal company research or analyses, or review of internal company reports as well as the independent sources referred to above. Information that is based on market research, estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Fort Robotics operates, and the Combined Company will operate, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts, industry information or estimates from independent third parties, Newbury Street II and Fort Robotics. Although both Newbury Street II and Fort Robotics believe that third-party information on which the companies have based estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and is, in any event, subject to change and has not been independently verified.

FREQUENTLY USED TERMS

In this document:

“2024 SPAC Rules” means the final rules issued by the SEC on January 24, 2024 and effective as of July 1, 2024.

“Additional PIPE Investment” means any additional subscriptions by additional PIPE investors to purchase Newbury Street II Class A Ordinary Shares pursuant to additional PIPE subscription agreements (if any such Additional PIPE Investment transactions are identified and entered into) during the Interim Period.

“Administrative Services Agreement” means the Administrative Services Agreement, dated as of October 31, 2024, between Newbury Street II and Sunderland Capital Partners LP, an affiliate of the Sponsor, pursuant to which Newbury Street II agreed to pay Sunderland Capital Partners LP a total of $10,000 per month for office space and secretarial and administrative support services.

“Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction.

“Alternative Transaction” means (A) with respect to Fort Robotics and its affiliates, a transaction (other than the transactions contemplated by the Merger Agreement) concerning the sale of (x) all or any material part of the business or assets of Fort Robotics (other than in the ordinary course of business) or (y) any of the shares or other equity interests or profits of Fort Robotics, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management contract, joint venture or partnership, or otherwise and (B) with respect to Newbury Street II and its affiliates, a transaction (other than the transactions contemplated by the Merger Agreement) concerning a Business Combination involving Newbury Street II.

“Ancillary Agreements” means each agreement, instrument or document attached to the Merger Agreement or executed or delivered by any party to the Merger Agreement in connection with or pursuant to the Merger Agreement.

“Business Combination” means all of the transactions associated with the proposed business combination between Newbury Street II and Fort Robotics, including as contemplated by the terms of the Merger Agreement, the Ancillary Agreements and other actions and transactions associated with the Merger and other transactions described therein, including, without limitation, the issuances of Combined Company securities as Merger Consideration in connection therewith.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Change of Control” in connection with a determination as to whether Earnout Founder Shares that have not previously vested shall vest and shall no longer be subject to forfeiture, as further described and subject in all events to the terms of the Merger Agreement, means, as to any acquisition on any date after the Closing by any person (that is not an affiliate of Newbury Street II or of the Combined Company) of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of the capital stock of the Combined Company that, with the Combined Company capital stock already held by such person, constitutes more than 50% of the total voting power of the Combined Company capital stock.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Newbury Street II following the Domestication.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of Newbury Street II following the Domestication.

“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Newbury Street II.

“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Newbury Street II.

“Closing Date” means the date of the Closing of the Business Combination.

“Closing” means the consummation of the Business Combination in accordance with the terms of the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 24-month period from date of consummation of Newbury Street II’s IPO to November 4, 2026, which is the period of time which Newbury Street II has to consummate an initial business combination, unless such time period is shortened by approval of the Board, or extended by approval of the Newbury II Shareholders pursuant to an amendment to the Current Charter.

“Combined Company” means Newbury Street II, following the Domestication and consummation of the Mergers in accordance with the terms of the Merger Agreement, the name of which shall, upon the Closing, be “Fort Robotics Holdings, Inc.”

“Combined Company Board” means the board of directors of Combined Company immediately after the Closing.

“Combined Company Warrants” means the warrants to be issued at Closing to former holders of Newbury Street II Public Warrants and Private Placement Warrants (underlying the Private Placement Units) and to a former holder of Company Warrants.

“Common Stock” or “Combined Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Combined Company.

“Combined Company Preferred Stock” or “Preferred Stock” means the preferred stock of the Combined Company, par value $0.01 per share.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Company” means Fort Robotics, Inc.

“Company Common Stock” means the common stock, par value $0.00001 per share, of the Company.

“Company Convertible Securities” means collectively, the Company Options, the Pre-Signing Company SAFEs, the Company Warrants and any other options, warrants or rights to subscribe for or purchase any capital stock of Fort Robotics, or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any capital stock of Fort Robotics. For the avoidance of doubt, Company Convertible Securities exclude the Permitted Company SAFEs.

“Company Current Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, as presently in effect or as may be in effect as of a relevant date, as the context so demands.

“Company FF Preferred Stock” means the FF Preferred Stock, par value $0.00001 per share, of the Company.

“Company Preferred Stock” means, collectively, Company FF Preferred Stock, Company Series B Junior Prime Preferred Stock, Company Series B Senior Prime Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock, Company Series Seed 2 Junior Prime Preferred Stock and Company Series Seed Junior Prime Preferred Stock.

“Company Option” means any option, right, award, understanding or agreement to purchase, subscribe for, or be exercised or exchanged for, or be converted into, Company Stock, which was granted pursuant to the Fort Robotics, Inc. 2018 Equity Incentive Plan or otherwise.

“Company SAFEs” mean the Pre-Signing Company SAFEs and the Permitted Company SAFEs.

“Company Securities” means, collectively, the Company Stock, the Company Options, the Company SAFEs, the Company Warrants and any other Company Convertible Securities.

“Company Security Holders” or “Fort Robotics Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Series B Junior Prime Preferred Stock” means the Series B Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series B Senior Prime Preferred Stock” means the Series B Senior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock, par value $0.00001 per share, of the Company.

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“Company Series B-2 Preferred Stock” means the Series B-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed 2 Junior Prime Preferred Stock” means the Series Seed 2 Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed Junior Prime Preferred Stock” means the Series Seed Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Stockholders” or “Fort Robotics Stockholders” means, collectively, the holders of Company Stock. For the avoidance of doubt, Company Stockholders shall not include any holders of Company Options that have not exercised such Company Options at or prior to the closing of the Business Combination.

“Company Warrants” means as of any determination time, each warrant to purchase Company Common Stock that is outstanding.

“Continental” means Continental Stock Transfer & Trust Company, a New York corporation.

“Conversion Ratio” means a fraction equal to (i) the Per Share Price, divided by (ii) $10.00.

“Current Charter” means Newbury Street II’s Amended and Restated Memorandum and Articles of Association as currently in effect.

“DeSPAC Registration Rights Agreement” means the amended and restated registration rights agreement, to be effective as of the Closing, pursuant to which the Combined Company agrees to register certain securities held by the Sponsor (or, to the extent applicable, Sponsor distributees) and certain Company Stockholders.

“DGCL” means the Delaware General Corporation Law (as amended).

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s Deposit Withdrawal At Custodian.

“Effective Time” means the effective time of the Merger.

“Employment Agreements” means, collectively, the executive employment agreements, dated August 17, 2026, between the Combined Company and each of (i) Samuel Reeves, Chief Executive Officer of Fort Robotics, (ii)  Nathan Bivans, Chief Technology Officer of Fort Robotics, and (iii) Sarah Keim, Chief People Officer of Fort Robotics, respectively.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” means the Financial Industry Regulatory Authority (and any successor thereto, as applicable).

“Fort Robotics” means Fort Robotics, Inc., a Delaware corporation.

“Fort Robotics Management Team” means (i) Samuel Reeves, Chief Executive Officer of Fort Robotics, (ii)  Nathan Bivans, Chief Technology Officer of Fort Robotics, and (iii) Sarah Keim, Chief People Officer of Fort Robotics.

“Fully-Diluted Company Shares” means, as of immediately prior to the Closing and without duplication, the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as converted to Company Common Stock basis, and (b)  treating all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised, exchanged or converted as of the Effective Time but excluding any Company Securities held by Fort Robotics as treasury stock.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Initial PIPE Investment” means the subscriptions by Initial PIPE Investors to purchase Newbury Street II Class A Ordinary Shares pursuant to the Initial PIPE Subscription Agreements.

“Initial PIPE Investors” means any investor that is a party to an Initial PIPE Subscription Agreement.

“Initial PIPE Subscription Agreements” means, collectively, the subscription agreements dated as of August 17, 2026, between Newbury Street II and each of the Initial PIPE Investors.

“Initial PIPE Shares” means the up to 3,125,000 shares of Newbury Street II common stock to be issued to the Initial PIPE Investors pursuant to the Initial PIPE Subscription Agreements at a purchase price of $10.00 per share.

“Insider Letter” means the letter agreement, dated as of October 31, 2024, between Newbury Street II, its officers and directors, and the Sponsor, pursuant to which such officers, directors and the Sponsor of Newbury Street II agreed, among other things, to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate an initial business combination if Newbury Street II determines it is desirable to facilitate the completion of such initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the amended and restated articles of association of Newbury Street II; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete an initial business combination within the a specified period of time, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete an initial business combination within such specified period of time and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after Newbury Street II’s initial public offering (including in open market and privately negotiated transactions) in favor of an initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving such business combination transaction).

“Insider Letter Amendment” means the Amendment to Letter Agreement, dated as of August 17, 2026, by and among Newbury Street II, the Sponsor, Fort Robotics and the other parties thereto, which amends the Insider Letter, which provides that upon the Closing, (i) up to 2,038,424 Incentive Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

“Interim Period” means the period between the date of execution of the Merger Agreement and the Closing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO Promissory Note” means that certain unsecured promissory note in the principal amount of up to $300,000 issued to our Sponsor on June 20, 2024.

“IPO Prospectus” means the final prospectus of Newbury Street II, dated as of October 31, 2024, in connection with the IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on November 1, 2024 (File No. 333-281456).

“IPO” means the initial public offering of Newbury Street II’s securities consummated on November 4, 2024.

“IPO Registration Rights Agreement” means the Registration Rights Agreement, dated as of October 31, 2024, among Newbury Street II, the Sponsor and the other persons listed thereto, entered into in connection with the IPO.

“IPO Underwriter” means BTIG LLC, in its capacity as the underwriter for the IPO.

“Lock-Up Agreements” means the lock-up agreements entered into simultaneously with the execution of the Merger Agreement among Newbury Street II, each of the directors and officers of Fort Robotics and each Significant Company Holder, pursuant to which each party subject to the lock-up agreed to certain transfer and other restrictions applicable to the shares of Combined Company Common Stock they will receive in the Merger for a period of time after the Closing.

“Lock-Up Holders” means parties subject to the Lock-Up Agreements.

“Lock-Up Shares” means shares subject to the Lock-Up Agreements.

“Merger” means the merger, in accordance with the terms of the Merger Agreement, of Merger Sub with and into Fort Robotics, with Fort Robotics continuing as a wholly owned subsidiary of Newbury Street II.

“Merger Sub” means Hugo Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Newbury Street II.

“Merger Agreement” means the Merger Agreement, and as such agreement may be further amended or supplemented from time to time, among Newbury Street II, Fort Robotics, and Merger Sub.

“Merger Consideration” means the consideration, in the form of newly-issued shares of the Combined Company, to be delivered at the Closing to Fort Robotics Stockholders, with an aggregate value equal to the sum of (i) $500 million, with each share of Combined Company Common Stock expected to be valued, for such purpose, at $10.00 per share, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amount, with the holders of Fort Robotics’ Simple Agreements for Future Equity entered into during the Interim Period (the “Permitted Company SAFEs”), if any, receiving in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs and in an aggregate amount of up to $10,000,000.

“Merger Consideration Shares” means a number of newly issued shares of Combined Company Common Stock equal to Merger Consideration divided by $10.00, deliverable to the Fort Robotics Stockholders at the Closing under the terms of the Merger Agreement.

“Nasdaq” means the Nasdaq Stock Market LLC, and includes either the Nasdaq Global Market or the Nasdaq Capital Market, as applicable to the relevant listing.

“Newbury Street II” or “NTWO” means Newbury Street II Acquisition Corp, a Cayman Islands exempted company.

“Newbury Street II Board” means the board of directors of Newbury Street II.

“Newbury Street II Class B Shareholders” means the holders of the Class B Ordinary Shares.

“Newbury Street II Extraordinary General Meeting” means the extraordinary general meeting of the shareholders of Newbury Street II, to be held virtually at [ ] a.m., Eastern Time on [ ], 2026, and, for purposes of the Current Charter, in person at [ ].

“Newbury Street II Management” means Thomas Bushey and Jake Gudoian.

“Newbury Street II PIPE Investors” means TDG CP LLC, an affiliate of William Wyatt, a then director of Newbury Street II and of which William Wyatt is the managing member, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and AJV Trust, an affiliate of Anthony Vinciquerra, a director of Newbury Street II and of which Anthony Vinciquerra is the trustee.

“Newbury Street II Securities” means the Units, the Ordinary Shares, the Preference Shares and the Warrants, collectively.

“Newbury Street II Transaction Expenses” means the unpaid fees and expenses of Newbury Street II immediately prior to the Closing incurred in connection with or related to the authorization, preparation, negotiation, execution or performance of the Merger Agreement, any Ancillary Agreements related thereto and all other matters related to the consummation of the Merger Agreement.

“Non-Competition and Non-Solicitation Agreements” means the non-competition and non-solicitation agreements between Newbury Street II, Fort Robotics and each of Samuel Reeves, Nathan Bivans and Sarah Keim, entered into simultaneously with the execution of the Merger Agreement, to take effect as of the Closing, with the exception of the provisions relating to the equity grants, which took effect as of the date of execution.

“Non-Redemption Option” means the option of each of the Initial PIPE Investors under its Initial PIPE Subscription Agreement (at the election of such Initial PIPE Investor) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by it in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination.

“NYSE” means the New York Stock Exchange, including NYSE American.

“Option Units” means the units issued pursuant to the full exercise of the over-allotment option in the IPO, each consisting of one Public Share and one-half of one Public Warrant. Each whole Public Warrant is exercisable for one Class A Ordinary Share at $11.50 per share.

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares.

“Outside Date” means, for purposes of, and as used in, the Merger Agreement, the date of May 17, 2027, or an applicable later date if extended pursuant to the terms of the Merger Agreement.

“PCAOB” means the Public Company Accounting and Oversight Board (United States).

“Person” or “person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, exempted company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Per Share Price” means an amount equal to (i) the Merger Consideration divided by (ii) the Fully-Diluted Company Shares as of the Closing.

“Permitted Company SAFE” means any Simple Agreement for Future Equity entered into by the Company between the date the Merger Agreement was executed and the date of Closing, in compliance with the Merger Agreement.

“Permitted Company SAFE Conversion Amount” means, with respect to any Permitted Company SAFE, the quotient of (1) the Purchase Amount (as defined in the Permitted Company SAFE) divided by (2) the Discount Price (as defined in the Permitted Company SAFE).

“PIPE Investment” means the Initial PIPE Investment and any Additional PIPE Investment (if any such Additional PIPE Investment transactions are identified and entered into).

“PIPE Investors” means the Initial PIPE Investor and the Additional PIPE Investors (if any).

“Placement Agent Agreement” means the agreement between Newbury Street II and BTIG dated August 17, 2026, pursuant to which BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing (fees under (A), (B) and (C), collectively, the “BTIG Placement Agent Fees”); provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

“Preference Shares” means preference shares, par value $0.0001 per share, of Newbury Street II.

“Pre-Signing Company SAFEs” means each of the certain Simple Agreements for Future Equity of the Company outstanding as of the date of the Merger Agreement.

“Private Placement” means the private placement consummated simultaneously with the IPO in which Newbury Street II issued the Private Placement Units to the Sponsor and BTIG.

“Private Placement Shares” are to the Class A Ordinary Shares included within the Private Placement Units purchased by Newbury Street II Sponsor and BTIG in the Private Placement

“Private Placement Unit” means the units issued by Newbury Street II to Sponsor and BTIG in a private placement simultaneously with the closing of the IPO.

“Private Placement Warrants” are to the warrants included within the Private Placement Units purchased by the Sponsor and BTIG in the Private Placement.

“Private Placement Units Purchase Agreements” are to the (i) Private Placement Units Purchase Agreement, dated October 31, 2024, which Newbury Street II entered into with the Sponsor and (ii) Private Placement Units Purchase Agreement, dated October 31, 2024, which Newbury Street II entered into with BTIG, together.

“Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal, each as defined in the section of this proxy statement/prospectus entitled “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What proposals are shareholders of Newbury Street II being asked to vote upon?”.

“Proposed Bylaws” means the amended and restated bylaws of the Combined Company in the form included as Annex D to this proxy statement/prospectus, to be adopted by the Combined Company in connection with the consummation of the Business Combination.

“Proposed Charter” means the amended and restated certificate of incorporation of the Combined Company in the form included as Annex C to this proxy statement/prospectus, to be adopted by the Combined Company, assuming that the Charter Proposal is approved by Newbury Street II shareholders at the Newbury Street II Extraordinary General Meeting.

“Proposed Organizational Documents” means collectively, the Proposed Bylaws and the Proposed Charter.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Stockholder Merger Consideration issuable at the Closing to such Company Stockholder in accordance with the terms of the Merger Agreement, divided by (ii) the total Stockholder Merger Consideration issuable to all Company Stockholders at the Closing in accordance with the terms of the Agreement.

“Public Shares” means Class A Ordinary Shares underlying the Units sold in the IPO, including any overallotment securities acquired by Newbury Street II’s underwriters.

“Public Shareholders” means holders of Public Shares.

“Public Warrant” means (i) prior to the Closing, one (1) whole redeemable warrant that was included in as part of each Unit, entitling the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share, and (ii) after the Closing, the equivalent warrants of the Combined Company issued in exchange for the Public Warrants upon consummation of the Merger.

“Public Units” means the units sold in the IPO, each consisting of one Public Share and one-half of one Public Warrant, including any Option Units issued upon full exercise of the Over-Allotment Option by Newbury Street II’s underwriters. Each whole Public Warrant is exercisable for one Class A Ordinary Share at $11.50 per share.

“Record Date” means the close of business on [ ], 2026, which is the date as of which only holders of record of Ordinary Shares are entitled to notice of, and the opportunity to vote at, the Newbury Street II Extraordinary General Meeting and any adjournments or postponements of the Newbury Street II Extraordinary General Meeting.

“Redemption” means the right of the holders of Public Shares to have their shares redeemed in connection with the vote on, and effective upon the consummation of, the Business Combination in accordance with the procedures set forth in this proxy statement/prospectus and the Current Charter.

“Redemption Payment” means the aggregate amount to be paid to Public Shareholders, if any, that have duly requested and not withdrawn requests to redeem their Public Shares in connection with the Closing, pursuant to the Redemption.

“Redemption Price” means an amount equal to the price at which Public Shareholders that timely and properly request, and do not withdraw, Redemptions may have Public Shares held by them redeemed in connection with the Closing, in accordance with the Current Charter.

“Required Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal.

“Representative Shares” are to 100,000 Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means owners of more than five (5%) of the issued and outstanding shares of Fort Robotics.

“SPAC” means special purpose acquisition vehicle.

“Sponsor” means Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means the letter agreement entered into by Newbury Street II and the Sponsor simultaneously with the execution of the Merger Agreement pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares, (ii) the Sponsor agreed that 453,159 Founder Shares shall be subject to forfeiture and shall vest only if certain of the Share Price Targets (as defined below) are achieved during the Earnout Period after the Closing; (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of such incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such incentive Founder Shares shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and Sponsor shall forfeit the remaining incentive Founder Shares at the Closing; provided, however, that such incentive Founder Shares (including such shares subject to the earnout) described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter Amendment, subject to certain terms and conditions pursuant to the Sponsor Letter Agreement (including a provision that in the event that during the Earnout Period, Newbury Street II is subject to a qualifying change of control, then, all of the Founder Shares subject to earnout that have not previously vested shall vest and shall no longer be subject to forfeiture).

“Sponsor Lock-Up” means the lock-up period applicable to Newbury Street II’s Class B Ordinary Shares held by the Sponsor, as set forth in the Insider Letter.

“Sponsor Shares” or “Founder Shares” means the Newbury Street II Class B Ordinary Shares initially purchased by the Sponsor in a private placement consummated simultaneously with the IPO, and following the Domestication and the Closing, the shares of Combined Company Common Stock into which such Sponsor Shares are converted.

“Sponsor Support Agreement” means the Sponsor Support Agreement entered into by Newbury Street II, Fort Robotics and the Sponsor simultaneously with the execution of the Merger Agreement pursuant to which, among other things, the Sponsor agrees to (i) vote (or cause to be voted) in favor of the Merger Agreement and the Business Combination and against any Acquisition Proposal or Alternative Transaction or any other proposal, action or agreement that would or would reasonably be expected to deter the Business Combination; (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Newbury Street II or any other anti-dilution or similar protection with respect to the Founder Shares; (iii) be bound by certain other covenants and agreements related to the Business Combination; (iv) be bound by certain transfer restrictions with respect to its shares in Newbury Street II prior to the Closing; and (v) waive redemption rights, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

“Stockholder Merger Consideration” means the total portion of the Merger Consideration deliverable, as of the Closing, to Company Stockholders and the holders of the Permitted Company SAFEs, with each Company Stockholder receiving for each share of Company Common Stock held (treating all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised, exchanged or converted as of the Effective Time but excluding any Company Securities held by Fort Robotics as treasury stock), a number of shares of Newbury Street II Common Stock equal to (A) the Per Share Price, divided by (B) $10.00 provided that each share of Newbury Street II Common Stock that is issued upon the conversion of Newbury Street II Common Stock subject to vesting, forfeiture or similar lapsing conditions pursuant to shall continue to have, and be subject to, the same rights of repurchase or vesting of the applicable shares of Company Common Stock subject to vesting, forfeiture or similar lapsing conditions immediately prior to the Effective Time, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amounts, with the holders of the Permitted Company SAFEs receiving if any, in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of SPAC Common Stock equal to the respective Permitted Company SAFE Conversion Amount.

“Surviving Corporation” means Fort Robotics, as the surviving corporation in the Merger in state of Delaware.

“Transactions” means all of the actions and transactions comprising the proposed Business Combination, including all of the transactions contemplated by the Merger Agreement, the Ancillary Agreements and any other agreements entered into in connection with the Closing, including the issuance of Combined Company securities pursuant to the foregoing.

“Transaction Financing” means, collectively, the Initial PIPE Investment and the Additional Transaction Financing, to the extent any such transactions are pursued and consummated.

“Trust Account” means the trust account of Newbury Street II, established at the time of the IPO, containing proceeds of the sale of the Units in the IPO, including from overallotment units sold by the IPO Underwriter, and the sale of Private Placement Units following the closing of the IPO.

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“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 31, 2024, between Newbury Street II and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental, in its capacity as Trustee under the Trust Agreement.

“Underwriting Agreement” means that certain underwriting agreement, dated as of October 31, 2024, by and between Newbury Street II and the IPO Underwriter.

“Underwriting Agreement Amendment” means that certain underwriting agreement amendment, dated as of August 17, 2026, by and between Newbury Street II and the IPO Underwriter.

“Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter) consisting of one (1) Class A Ordinary Share and one-half (1/2) of one Public Warrant.

“US GAAP” means generally accepted accounting principles in the United States of America.

“Voting Agreements” means the Voting and Support Agreements entered into by Newbury Street II, Fort Robotics and certain Fort Robotics Stockholders simultaneously with the execution of the Merger Agreement.

“Warrant Agent” means Continental, in its capacity as Warrant Agent for purposes of the Warrant Agreement.

“Warrant Agreement” are to the Warrant Agreement, dated October 31, 2024, which Newbury Street II entered into with Continental, as Warrant agent.

“Warrants” means the Private Placement Warrants and the Public Warrants, together.

“Working Capital Loans” means funds, if any, that, in order to provide working capital or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of Newbury Street II’s directors and officers may, but are not obligated to, loan to Newbury Street II, if any.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to holders of securities of the Combined Company as of immediately following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.	That no Public Shareholders exercise redemption rights with respect to Public Shares prior to (in the event that, in connection with a meeting of Newbury Street II shareholders convened prior to the Closing Date, if any, Public Shareholders are provided an opportunity to redeem Public Shares in accordance with the terms of the Current Charter) or in connection with the Closing of the Business Combination. Please see the section entitled “The Newbury Street II Extraordinary General Meeting — Redemption Rights.”

2.	That there are no securities issued by Newbury Street II prior to or at the Closing of the Business Combination except (i) the Merger Consideration Shares deliverable to Fort Robotics Stockholders, Assumed Options deliverable to holders of Company Options, and the Combined Company Warrant issuable to a certain holder of the Company Warrant at the Closing pursuant to the terms of the Merger Agreement; (ii) 3,125,000 shares of Combined Company Common Stock deliverable to the Initial PIPE Investors upon consummation of the Initial PIPE Investment transaction pursuant to Initial PIPE Subscription Agreements; (iii) the amount of shares of Combined Company Common Stock, to be determined, issuable in exchange for the 412,648 shares of Fort Robotics Common Stock to be issued by Fort to the Initial PIPE Investors prior to the Closing for no additional consideration; (iv) the amount of shares of Combined Company Common Stock, to be determined, if any, deliverable to holders of the Permitted Company SAFEs upon conversion of the Permitted Company SAFEs in connection with the Closing; and (v) that no outstanding Public Warrants or Private Placement Warrants (underlying the Private Placement Units) are exercised prior to or in connection with the Closing.

3.	That, in accordance with the terms and conditions set forth in the Sponsor Letter Agreement, at the Closing, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares, (ii) none of the 453,159 Earnout Founder Shares are forfeited; (iii) none of the 2,038,424 Founder Shares that are used to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment) are forfeited; and (iv) none of the 302,110 of such incentive Founder Shares are forfeited.

4.	That no Additional Financing Transactions resulting in the issuance of additional Company shares prior to the Closing are consummated prior to the Closing, such that the aggregate Merger Consideration deliverable at the Closing to Fort Robotics Security Holders is comprised of newly-issued shares of Combined Company Common Stock, Company Warrant and Assumed Options with an aggregate value equal to the sum of (i) $500 million, with each share of Combined Company Common Stock expected to be valued, for such purpose, at $10.00 per share, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amount, with the holders of the Permitted Company SAFEs, if any, receiving in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs and in an aggregate amount of up to $10,000,000.

5.	That the number and terms of the outstanding Fort Robotics securities immediately prior to the Closing are the same as the number and terms of Fort Robotics securities outstanding as of the date of this proxy statement/prospectus, except with respect to: (i) up to 47,984 shares of Company Common Stock issuable upon exercise of outstanding Company Warrants assumed, for pro forma share calculation purposes, to have occurred prior to the Closing, which assumption is made due to the economic terms of applicable Company Warrants relative to the estimated Per Share Price, as such term is defined in the Merger Agreement) and (iv) additional shares of Company capital stock issuable upon exercise, if any, of outstanding Company Convertible Securities in accordance with the terms of such securities.

6.	That, with regard to the estimated pro forma Combined Company outstanding shares and ownership percentages included in this proxy statement/prospectus as of immediately following the Closing, if any, of the proposed Business Combination, pursuant to the Merger Agreement, using an estimated Per Share Price calculated as of prior to the date of this proxy statement/prospectus (which, for the avoidance of doubt, may not be the same as the actual Per Share Price determined at Closing in accordance with the terms of the Merger Agreement), an aggregate [ ] shares of Company Common Stock would be issuable by Fort Robotics to holders of Company Preferred Stock in connection with the Company Preferred Stock Exchange required by the terms of the Merger Agreement to be effectuated on or prior to the Closing Date, corresponding to an approximate estimated aggregate liquidation preference allocation, expressed as a dollar amount, of $[ ] million (which estimated share number and estimated liquidation preference allocation may be different from actual values as of the Closing Date), as further detailed in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information”

7.	That the number of the Company Options that are outstanding and in-the-money as of the date of this proxy statement/prospectus is the same as the number of Company Options outstanding and vested as of immediately at the Closing, [ ] shares of Combined Company Common Stock are issued as Stockholder Merger Consideration and Assumed Options to purchase [ ] shares of Combined Company Common Stock are issued at the Closing to holders of Company Options.

8.	That, in accordance with the terms of the Merger Agreement, the Company causes all Company Convertible Securities which are not Company Options and a certain Company Warrant and are not exercised or converted into shares of Company Common Stock prior to the Closing to be cancelled and extinguished for no consideration prior to the Closing.

9.	For purposes of calculating estimated Redemption Payments in connection with the presentation in this proxy statement/prospectus of various illustrative examples of pro forma Combined Company ownership scenarios, except to the extent otherwise noted, a Redemption Price of $[ ] per Public Share, calculated based on $[ ] million contained in the Trust Account as of [ ], 2026, is used, solely for calculation purposes (except as otherwise noted in particular subsections of this proxy statement/prospectus).

The estimated share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Combined Company securities anticipated to be outstanding immediately after the Business Combination is consummated do not include shares underlying Assumed Options; shares reserved for issuance in connection with, or equity awards that may be made in connection with or following completion of the Business Combination pursuant to, the Incentive Plan or ESPP; any shares that may be issued after the Closing and also do not give effect to any other potential dilutive issuances of equity or equity-linked securities at or after the Closing. For further information regarding additional potential sources of dilution to Combined Company security holders please read carefully the sections of this proxy statement/prospectus entitled: “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, the Fort Robotics Stockholders and the PIPE Investors hold in the Combined Company immediately after the Closing?”, “Unaudited Pro Forma Condensed Consolidated Combined Financial Information”, “Beneficial Ownership of Securities”, and information contained under the heading “Risk Factors.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Newbury Street II and Fort Robotics caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Newbury Street II’s and Fort Robotics’ control, which could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Fort Robotics’ and Newbury Street II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions and none of Newbury Street II, the Combined Company or Fort Robotics guarantees that the transactions and events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including:

●	Newbury Street II may not be able to obtain the required shareholder approval to consummate the proposed Business Combination;

●	Newbury Street II’s Sponsor, directors and officers have potential conflicts of interest in recommending that Newbury Street II’s shareholders vote in favor of the proposed Business Combination;

●	Newbury Street II’s Sponsor has agreed to vote in favor of the proposed Business Combination, which will increase the likelihood that Newbury Street II will receive the requisite shareholder approval for the proposed Business Combination and the transactions contemplated thereby regardless of how Newbury Street II’s public shareholders vote;

●	The ability of Newbury Street II’s public shareholders to exercise redemption rights with respect to a large number of Public Shares could deplete Newbury Street II’s trust account prior to the closing of the proposed Business Combination and thereby diminish the amount of capital available to the Combined Company;

●	Securities of companies formed through combinations with special purpose acquisition companies such as Newbury Street II may experience a material decline in price relative to the share price prior to such combinations;

●	Holders of Newbury Street II’s Founder Shares, including Newbury Street II’s Sponsor, may receive a positive return on such shares, even if Newbury Street II’s public shareholders experience a negative return on their investment after the consummation of the proposed Business Combination;

●	Newbury Street II cannot assure you that its due diligence review of Company’s business has identified all material issues or risks associated with their respective business or the industry in which it operates. Additional information may later arise in connection with the preparation of the registration statement and proxy materials or after the consummation of the proposed Business Combination. If Newbury Street II’s due diligence investigation was inadequate, then stockholders of the Combined Company could lose some or all of their investment;

●	Newbury Street II’s shareholders will experience significant dilution as a consequence of the proposed Business Combination and related financings;

●	The parties will incur significant transaction costs in connection with the proposed Business Combination, which may exceed current estimates and expectations, and those costs will be paid using the proceeds from the proposed Business Combination and related financings, diminishing the amount of capital available to the Combined Company following closing;

●	If, following the consummation of the proposed Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the Combined Company, its business, or its market, or if they change their recommendation regarding the Combined Company’s shares adversely, then the price and trading volume of the shares of the Combined Company Common Stock could decline;

●	An active trading market for the shares of the Combined Company Common Stock may not be available on a consistent basis to provide shareholders with adequate liquidity. The market price of the shares of the Combined Company Common Stock could decline significantly and trading volume could decline significantly or become volatile following the consummation of the proposed Business Combination;

●	Because there are no current plans for the Combined Company to pay cash dividends for the foreseeable future, shareholders may not receive any return on investment unless shares are sold for a price greater than that which was initially paid;

●	Future sales and issuance of shares could result in additional dilution of the percentage ownership of the Combined Company stockholders and cause the market price of the Combined Company’s shares to decline even if the business is doing well;

●	The Combined Company’s reported operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the market price of its securities to fluctuate or decline;

●	Following the consummation of the proposed Business Combination, the Combined Company may be subject to an increased risk of securities class action litigation;

●	The Combined Company may be unable to obtain additional financing to fund its operations or growth;

●	There can be no assurance that the Combined Company will be able to meet the initial listing standards of Nasdaq or NYSE, or following the closing of the proposed Business Combination, comply with the continued listing standards of Nasdaq or NYSE;

●	Fort Robotics may not be able to implement its business plans, forecasts and other expectations after completion of the Business Combination;

●	Additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Fort Robotics’ business or operations, may not be raised on favorable terms or at all;

●	The evolution of the markets in which Fort Robotics competes;

●	The ability of Fort Robotics to implement its strategic initiatives and continue to innovate its existing products and services

●	Fort Robotics’ fiscal stability and ability to continue as a going concern, including Fort Robotics’ ability to obtain funds to pay its expenses and repay indebtedness; and

●	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Newbury Street II’s or Fort Robotics’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Newbury Street II nor Fort Robotics presently know or that Newbury Street II and Fort Robotics currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Newbury Street II’s and Fort Robotics’ expectations, plans or forecasts of future events and views as of the date of this proxy statement/prospectus. Newbury Street II and Fort Robotics anticipate that subsequent events and developments may cause Newbury Street II’s and Fort Robotics’ assessments to change. However, while Newbury Street II, the Combined Company or Fort Robotics may elect to update these forward-looking statements at some point in the future, Newbury Street II, the Combined Company and Fort Robotics specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Newbury Street II’s and Fort Robotics’ assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Newbury Street II’s and Fort Robotics’ control. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to Newbury Street II, the Combined Company or Fort Robotics or a person acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Newbury Street II Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Newbury Street II shareholders. We urge you to read this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Newbury Street II Extraordinary General Meeting. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:	Newbury Street II shareholders are being asked to consider and vote upon a Proposal to approve and adopt the Business Combination including the transactions contemplated by the Merger Agreement, among other Proposals. Upon the completion of the transactions contemplated by the Merger Agreement, Fort Robotics will become a wholly owned subsidiary of the Combined Company. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Newbury Street II Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

THE VOTE OF NEWBURY STREET II SHAREHOLDERS IS IMPORTANT. NEWBURY STREET II SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING.

Q:	What proposals are shareholders of Newbury Street II being asked to vote upon?

A:	Shareholders of Newbury Street II are being asked to vote upon the following Proposals:

The Business Combination Proposal (Proposal 1) — To consider and vote on a proposal to approve, by ordinary resolution, the Merger Agreement and the transactions contemplated thereby pursuant to which, at the Closing and as a result of the Merger:

●	All of the issued and outstanding capital stock of Fort Robotics as of the Closing shall automatically be cancelled and cease to exist, in exchange for the rights of each Fort Robotics Stockholder to receive its pro rata share of the Stockholder Merger Consideration all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law (with all outstanding Company Preferred Stock having been exchanged or converted into shares of Company Common Stock on or prior to the Closing Date);

●	Each outstanding Fort Robotics stock options, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an Assumed Option for shares of Combined Company Common Stock. All Company Convertible Securities (other than the Assumed Options and a certain outstanding warrant) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing; and

●	Certain warrant to purchase shares of Company Common Stock will be assumed by Newbury Street II and automatically converted into a warrant to purchase shares of Combined Company Common Stock.

We refer to this Proposal as the “The Business Combination Proposal.” A copy of the Merger Agreement is attached to the proxy statement/prospectus as Annex A.

In addition to the approval of the Proposals at the Newbury Street II Extraordinary General Meeting, unless waived by the parties to the Merger Agreement, in accordance with the Merger Agreement and applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among other things, receipt of the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Conditions to Closing.”

The Merger Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of Fort Robotics and Newbury Street II, or by Fort Robotics or Newbury Street II acting alone in specified circumstances as described in the Merger Agreement. For more information about the termination rights under the Merger Agreement, see the section entitled “The Business Combination Proposal — Termination.”

Pursuant to the Current Charter, in connection with the Business Combination, the Public Shareholders may elect to redeem, in connection with any vote on a proposed Business Combination, Newbury Street II Class A Ordinary Shares then held by them for cash equal to the aggregate amount then on deposit in the Trust Account as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then issued Public Shares, subject to the limitations described herein and in the Current Charter. As of [ ], 2026, based on funds in the Trust Account of approximately $[ ] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[ ] per share. Public Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Newbury Street II Class A Ordinary Shares for cash. This means that Public Shareholders who hold Newbury Street II Class A Ordinary Shares on or before [ ], 2026 (two (2) business days before the Newbury Street II Extraordinary General Meeting) will be eligible to elect to have their Newbury Street II Class A Ordinary Shares redeemed for cash in connection with the Newbury Street II Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Newbury Street II Extraordinary General Meeting.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Newbury Street II Ordinary Shares included in the Units. Holders of Newbury Street II’s outstanding Public Warrants and Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the underlying Newbury Street II Class A Ordinary Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

See the section entitled “The Newbury Street II Extraordinary General Meeting — Redemption Rights.”

The Business Combination will be consummated only if the Required Proposals are approved at the Newbury Street II Extraordinary General Meeting, which Required Proposals include the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal. Each of the Required Proposals is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. The Organizational Documents Proposals are conditioned on the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

The Business Combination is not structured in a way that approval of at least a majority of unaffiliated Newbury Street II shareholders is required.

The Business Combination involves numerous risks. For more information about these risks, see the section entitled “Risk Factors.”

The Domestication Proposal (Proposal 2) — To consider and vote upon a proposal to approve, by special resolution, (a) the change of the domicile of Newbury Street II pursuant to a deregistration and transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) the adoption upon the Domestication taking effect, of the Interim Charter in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Newbury Street II’s Current Charter and which will remove or amend those provisions of Newbury Street II’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) the filing of a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Newbury Street II will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the Newbury Street II Class B Shareholders will carry the right to vote to continue Newbury Street II in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the adoption of new organizational documents of Newbury Street II in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

The Charter Proposal (Proposal 3) — To consider and vote on a proposal to approve, by special resolution, the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.” and the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C (the “Proposed Charter”), which will amend and restate the Interim Charter in its entirety and which will each be effective as of the Closing. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

The Organizational Documents Proposals (Proposals 4-9) — to consider and vote on six (6) separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Domestication and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of the Combined Company upon completion of the Business Combination in accordance with the requirements of the SEC, specifically:

●	Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) 100,000,000 shares of Combined Company Preferred Stock.

●	Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

●	Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

●	Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

●	Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

●	Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, (2) make the Combined Company’s corporate existence perpetual and (3) remove certain provisions related to Newbury Street II’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Incentive Plan Proposal (Proposal 10) — To consider and vote on a proposal to approve, by ordinary resolution, the 2026 Incentive Award Plan (the “Incentive Plan”) in the form attached to this proxy statement/prospectus as Annex F, which, if approved by the Newbury Street II shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in this proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 10).”

The ESPP Proposal (Proposal 11) — to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Employee Stock Purchase Plan (the “ESPP”) in the form attached to the accompanying proxy statement/prospectus as Annex G, which, if approved by Newbury Street II shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The ESPP Proposal (Proposal 11).”

The Nasdaq Proposal (Proposal 12) — To consider and vote on a proposal to approve, by ordinary resolution and for purposes of complying with the applicable listing rules of Nasdaq, the issuance of the shares of Combined Company Common Stock to be issued in connection with the Business Combination. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 12).”

The Director Election Proposal (Proposal 13) — To consider and vote on a proposal to approve, by ordinary resolution, the election of [five (5)] directors to serve terms on the Combined Company’s board of directors effective as of the Closing as set forth in the Combined Company Proposed Charter or until their respective successors are duly elected and qualified. The Director Election Proposal is described in more detail in this proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 13).”

The Insider Letter Amendment Proposal (Proposal 14) — to consider and vote on a proposal to approve, by ordinary resolution, the Insider Letter Amendment, as attached to the accompanying proxy statement/prospectus as Annex H, which provides that upon the Closing, (i) up to 2,038,424 Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing. The Insider Letter Amendment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Insider Letter Amendment Proposal (Proposal 14).”

The Adjournment Proposal (Proposal 15) — To consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Newbury Street II Extraordinary General Meeting to a later date or dates, if necessary or appropriate as determined by the chairman of the Newbury Street II Extraordinary General Meeting.

Q:	What interests do the Sponsor, Newbury Street II’s directors and officers, and their affiliates have in the Business Combination?

A: In considering the recommendation of the Newbury Street II Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Newbury Street II’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,870,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Placement Units. Newbury Street II’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Newbury Street II may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Newbury Street II. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026;

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [ ] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the Private Placement Unit Agreement, dated October 31, 2024, between Newbury Street II and the IPO Underwriter (the “BTIG Private Placement Unit Agreement”), the IPO Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to an aggregate amount equal to the 100,000 Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing (fees under (A), (B) and (C), collectively, the “BTIG Placement Agent Fees”); provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Q:	Did the Newbury Street II Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:	No. The Newbury Street II Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to Fort Robotics Stockholders under the terms of the Merger Agreement). However, Newbury Street II Management and the members of the Newbury Street II Board have substantial experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, and the Newbury Street II Management concluded that this experience and background enabled the Newbury Street II Board to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Newbury Street II Board, as further described under the heading “Newbury Street II Board’s Reasons for the Approval of the Business Combination” below, included information about other public companies with similarities to Fort Robotics’ business and other relevant financial information selected based on the business experience and the professional judgment of Newbury Street II Management. The risks related to the Newbury Street II Board not obtaining a fairness opinion or any similar report or appraisal in connection with the determination to approve the Business Combination are further described under the heading “Risks Related to the Business Combination and Newbury Street II” below, under the subheading “Neither the Newbury Street II Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Newbury Street II is paying for Fort Robotics is fair to Newbury Street II — and, by extension, its securityholders — from a financial point of view.”

Q:	What determination was made by the Newbury Street II Board regarding the fairness and advisability of the transactions?

A:	Prior to Newbury Street II entering into the Merger Agreement, the Newbury Street II Board convened a meeting to complete its evaluation of the proposed Business Combination and the transactions. In such evaluation, the Newbury Street II Board considered the matters necessary or appropriate to reach an informed conclusion as to the fairness, advisability and reasonableness of the transactions, including, without limitation, whether the proposed Business Combination is in the best interests of Newbury Street II shareholders. Having affirmed the foregoing, the Newbury Street II Board proceeded to approve the Business Combination. As Newbury Street II is an exempted company under the laws of the Cayman Islands, the Newbury Street II Board’s review of the transactions was conducted in accordance with Cayman Islands law, based on advice from Cayman legal counsel that directors of a Cayman company have a duty to act in good faith and in the best interests of Newbury Street II (generally considered to include the interests of Newbury Street II shareholders, as a whole). Accordingly, taking into account the Newbury Street II Board’s view that the proposed Transactions are in the best interests of the Newbury Street II shareholders, the Newbury Street II Board approved the transactions as being fair, advisable and in the best interests of Newbury Street II.

Q:	Are any of the proposals conditioned on one another?

A:	Yes. Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal is conditioned on one another and are referred to collectively herein as the “Required Proposals.” The remaining Proposals, consisting of the Organizational Documents Proposals and the Adjournment Proposal are not Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Newbury Street II at the Newbury Street II Extraordinary General Meeting, because they are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that if the Required Proposals do not receive the requisite vote for approval, Newbury Street II will not consummate the Business Combination. If Newbury Street II does not consummate the Business Combination and fails to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will be required, in accordance with the Current Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) to its Public Shareholders. If Newbury Street II’s initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), then Newbury Street II’s existence will terminate, and Newbury Street II will distribute amounts in the Trust Account as provided in the Current Charter.

Q:	When and where will the Newbury Street II Extraordinary General Meeting take place?

A:	The Newbury Street II Extraordinary General Meeting will be held on [ ], 2026 at [ ] a.m. Eastern Time, in a virtual meeting format at www.cstproxy.com/[ ]. For the purposes of the Current Charter, the Extraordinary General Meeting may also be attended in person at [ ].

Q:	What will happen in the Business Combination?

A:	Prior to the Closing, Newbury Street II will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation;

At the Closing:

●	All of the issued and outstanding capital stock of Fort Robotics as of the Closing shall automatically be cancelled and cease to exist, in exchange for the rights of each Fort Robotics Stockholder to receive its pro rata share of the Stockholder Merger Consideration all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law;

●	Each outstanding Fort Robotics stock options, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an Assumed Option for shares of Combined Company Common Stock. All Company Convertible Securities (other than the Assumed Options and a certain outstanding warrant) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing; and

●	Certain warrant to purchase shares of Company Common Stock will be assumed by Newbury Street II and automatically converted into a warrant to purchase shares of Combined Company Common Stock.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	Why is Newbury Street II proposing the Domestication?

A:	The Newbury Street II Board believes that it would be in the best interests of Newbury Street II to effect the Domestication to enable Newbury Street II to avoid certain taxes that would be imposed if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Newbury Street II Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Newbury Street II is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Newbury Street II’s corporate legal affairs following the Business Combination.

The Domestication will not occur unless the Newbury Street II shareholders have approved the Domestication Proposal and the Business Combination Proposal and the Merger Agreement is in full force and effect prior to the Domestication. The approval of the Domestication Proposal requires a special resolution of Newbury Street II Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Newbury Street II Class B Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of the Newbury Street II Class A Ordinary Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Current Charter. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q:	What is involved with the Domestication?

A:	The Domestication will require Newbury Street II to file certain documents in the Cayman Islands and the State of Delaware. At the effective time of the Domestication, Newbury Street II will cease to be an exempted company incorporated under the laws of the Cayman Islands and will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:	How will the Domestication affect my Newbury Street II Securities?

A:	Pursuant to the Domestication and without further action on the part of Newbury Street II’s shareholders: (i) each outstanding Newbury Street II Class A Ordinary Share will automatically convert into one outstanding share of Newbury Street II Class A Common Stock and each outstanding Newbury Street II Class B Ordinary Share will automatically convert into one outstanding share of Newbury Street II Class B Common Stock and (ii) each outstanding Warrant will convert into a warrant to purchase the applicable number of shares of Class A Common Stock.

Q:	What changes are being made to Newbury Street II’s Current Charter in connection with the Domestication?

A:	In connection with the Domestication, Newbury Street II will be filing the Interim Charter with the Secretary of State of the State of Delaware prior to the Closing, which amends and removes the provisions of the Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides Newbury Street II’s shareholders with the same or substantially the same rights as they have under the Current Charter.

Q:	What equity stake will current Public Shareholders, the Sponsor, the Fort Robotics Stockholders and the PIPE Investors hold in the Combined Company immediately after the Closing?

A:	Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Share Calculations and Ownership Percentages”, including that there are no pre-Closing transfers, distributions or forfeitures of securities held by the Newbury Street II Sponsor and that no additional Fort Robotics or Newbury Street II Securities are issued prior to the Closing, and without taking into account the potential dilutive effects of the exercise of, or the shares underlying, Public Warrants, Private Placement Warrants (underlying the Private Placement Units) and the Assumed Options, any potential increases to the Merger Consideration deliverable to Fort Robotics Security Holders under the terms of the Merger Agreement or the future potential issuance of shares of Combined Company Common Stock under the Incentive Plan (if such plan is approved by the Newbury Street II shareholders at the Extraordinary Special Meeting of Newbury Street II shareholders to be held in connection with the Business Combination)), (i) the Public Shareholders are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, (ii) the Sponsor is expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, (iii) the Fort Robotics stockholders (excluding, for calculation purposes, Combined Company shares issuable to the PIPE Investors pursuant to the terms of the Initial PIPE Investment subscription agreements and also excluding shares underlying Assumed Options) are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, and (iv) the PIPE Investors participating in the Initial PIPE Investment (including the Newbury Street II PIPE Investors) are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock. The Fort Robotics Stockholders collectively are expected to own a majority of the Combined Company Common Stock outstanding immediately after the Closing under both the “No Redemption” and “Maximum Redemption” scenarios, as further described herein. No single stockholder (including members of Fort Robotics’ management) is expected to individually hold a controlling interest in the Combined Company immediately following the Closing.

If actual facts are different from the assumptions incorporated into the foregoing estimated pro forma post-Closing ownership information, which they are likely to be, the percentage Combined Company share ownership retained by the former Newbury Street II Public Shareholders, the Sponsor, Fort Robotics Stockholders, investors in the Initial PIPE Investment, and the Company SAFE Investors, respectively, and associated voting power, will be different.

If any of the Public Shareholders redeem their Public Shares prior to or in connection with the Closing, the percentage of the outstanding Combined Company Common Stock held by former Public Shareholders as of immediately after the Closing will decrease and the percentages of the outstanding shares of Combined Company Common Stock held by the Sponsor, Fort Robotics Stockholders, investors in the Initial PIPE Investment, and the Company SAFE Investors, respectively, will increase, in each case, relative to the percentage held by each of the foregoing if none of the Newbury Street II Public Shares are redeemed.

If any of the Public Shareholders redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of [ ], 2026, would be $[ ] million, regardless of the amount of redemptions by Public Shareholders at or prior to the Closing. Upon the issuance of shares of Combined Company Common Stock in connection with the Business Combination, the percentage ownership of the total outstanding shares of Combined Company Common Stock by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares prior to or in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Shareholders. The percentage of the total number of outstanding shares of Combined Company Common Stock that will be owned by Public Shareholders as a group immediately after the Closing will vary based on the number of Public Shares that are redeemed prior to or in connection with the Business Combination.

For illustrative purposes, this proxy statement/prospectus includes, within the section “Unaudited Pro Forma Condensed Consolidated Combined Financial Information,” under the heading “Pro forma Ownership after the Business Combination,” an estimated number of shares of Company Common Stock that Fort Robotics Stockholders would receive at the Closing calculated based on a number of assumptions. The following table also illustrates varying estimated ownership levels of shares of Combined Company Common Stock as of immediately after the consummation of the Business Combination, taking into account potential additional sources of dilution (but excluding the potential dilutive effect of (i) future grants under the Incentive Plan or the ESPP, (ii) exercises of Assumed Options; (iii) exercises of Company Warrants and (iv) additional dilution that would occur in the event that, prior to the Closing, Additional PIPE Investments and Additional Financing Transactions are consummated by Fort Robotics which convert into additional outstanding shares of Company Common Stock prior to the Closing, which would, under the terms of the Merger Agreement, result in an increase in the aggregate Merger Consideration (and the Combined Company securities comprising such Merger Consideration) deliverable to Fort Robotics security holders at the Closing):

	No Redemption Scenario(1)		25% Redemptions Scenario(2)		50% Redemptions Scenario(3)		Maximum Redemptions Scenario(4)
	Shares	%	Shares	%	Shares	%	Shares	%
Fort Robotics stockholders	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Sponsor	4,781,144	[ ]	4,781,144	[ ]	4,781,144	[ ]	4,781,144	[ ]
Newbury Street II public shareholders	17,250,000	[ ]	12,937,500	[ ]	8,625,000	[ ]	-	[ ]
PIPE Investors	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Total	[ ]	100.0%	[ ]	100.0%	[ ]	100.0%	[ ]	100.0%

Additional Potential Sources of Dilution:
Fort Robotics options outstanding as of December 31, 2025(5)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Fort Robotics warrants outstanding as of December 31, 2025(6)	47,984	[ ]	47,984	[ ]	47,984	[ ]	47,984	[ ]
NTWO Public Warrants(7)	8,625,000	[ ]	8,625,000	[ ]	8,625,000	[ ]	8,625,000	[ ]
NTWO Private Placement Warrants(7)	324,188	[ ]	324,188	[ ]	324,188	[ ]	324,188	[ ]
Sponsor Earnout Founder Shares(8)	755,269	[ ]	755,269	[ ]	755,269	[ ]	755,269	[ ]
Total

(1)	Assumes that no NTWO Public Shares subject to redemption are redeemed. The presentation reflects 17,250,000 NTWO Public Shares subject to redemption in the NTWO Public Shareholders row, [ ] shares attributable to PIPE Investors, 4,781,144 shares attributable to the Sponsor and [ ] shares attributable to Fort Robotics Stockholders. Fort Robotics Stockholders would own approximately [ ]% of the Combined Company on an issued-and-outstanding basis.

(2)	Assumes 4,312,500 NTWO Public Shares, or approximately 25% of the 17,250,000 NTWO Public Shares subject to redemption, are redeemed for approximately $[ ] at an estimated redemption price of approximately $[ ] per share. 12,937,500 NTWO Public Shares subject to redemption remain outstanding.

(3)	Assumes 8,625,000 NTWO Public Shares, or approximately 50% of the 17,250,000 NTWO Public Shares subject to redemption, are redeemed for approximately $[ ] at an estimated redemption price of approximately $[ ] per share. 8,625,000 NTWO Public Shares subject to redemption remain outstanding.

(4)	Assumes 17,250,000 NTWO Public Shares subject to redemption are redeemed for approximately $[ ] at an estimated redemption price of approximately $[ ] per share. No NTWO Public Shares subject to redemption remain in the NTWO Public Shareholders row. Assumes that none of the Initial PIPE Investors elects the Non-Redemption Option.

(5)	Represents [ ] Fort Robotics stock options outstanding as of December 31, 2025.

(6)	Represents 47,984 Fort Robotics common stock warrants outstanding as of December 31, 2025, consisting of the warrants to purchase up to 47,984 shares of Company Common Stock issued to Stifel Bank in 2025.

(7)	Represents 8,949,188 NTWO warrants outstanding as of December 31, 2025, consisting of 8,625,000 Public Warrants and 324,188 Private Placement Warrants (underlying the Private Placement Units). Each whole warrant entitles the holder to purchase one share at an exercise price of $11.50 per share, subject to certain adjustments. The Public Warrants are exercisable at any time, and the Private Placement Warrants will not be exercisable until 30 days after the Closing. The Public Warrants and Private Placement Warrants will expire five years after the Closing or earlier upon redemption pursuant to the Warrant Agreement or liquidation.

(8)	Represents 755,269 Earnout Founder Shares, the sum of (i) 453,159 Founder Shares subject to post-Closing earnout conditions under the Sponsor Letter Agreement and (ii) up to additional 302,110 Founder Shares to the extent such shares have not been used as incentive shares in incentivizing investors in a Transaction Financing or secure Trust Account non-redemption arrangements;.

See the sections entitled “The Business Combination Proposal (Proposal 1)” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for more information.

Dilution

	Assuming No Redemption(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Assuming Maximum Redemption(5)
	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share
As of and for the year ended December 31, 2025
NTWO shares after the redemption of public shares, closing of the Initial PIPE Financing, and payment of estimated NTWO transaction costs	24,998,804		22,236,304		17,923,804		13,611,304		9,298,804

	Assuming No Redemption(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		75% Redemption Scenario(4)		Assuming Maximum Redemption(5)
	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share	Shares	Net Tangible Book Value Per Share
Initial offering price of NTWO public shares		$10.00		$10.00		$10.00		$10.00		$10.00
Net tangible book value per share, as adjusted, after the redemption of NTWO public shares, closing of the Initial PIPE Financing , and payment of estimated NTWO transaction costs		$7.60		$7.19		$6.39		$5.07		$2.53
Dilution per share to non-redeeming NTWO public shareholders		$2.40		$2.81		$3.61		$4.93		$7.47

note

The calculation of net tangible book value is as follows (in thousands):

	Assuming No Redemption(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Assuming Maximum Redemption(5)
NTWO net tangible book value as of December 31, 2025	$(5,289)	$(5,289)	$(5,289)	$(5,289)	$(5,289)
Adjustment to reflect reclassification of unredeemed NTWO public shares to permanent equity	181,847	136,361	90,908	45,454	-
Adjustment to reflect payment of estimated NTWO transaction costs, net of deferred underwriting fee liability	(2,401)	(2,401)	(2,401)	(2,401)	(2,401)
Adjustment to reflect the Initial PIPE Financing	15,750	31,250	31,250	31,250	31,250
NTWO historical net tangible book value, adjusted for redemptions, reclassification of unredeemed NTWO public shares to permanent equity, and payment of estimated NTWO transaction costs	$189,907	$159,921	$114,468	$69,014	$23,560

The calculation of the number of shares for various redemption scenarios is as follows:

	Assuming No Redemption(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Assuming Maximum Redemption(5)
NTWO ordinary shares outstanding as of December 31, 2025	24,116,375	24,116,375	24,116,375	24,116,375	24,116,375
Adjustment to reflect forfeiture of founder shares	(1,105,219)	(1,105,219)	(1,105,219)	(1,105,219)	(1,105,219)
Adjustment to reflect Founder Shares transferred to PIPE and NRA shareholders	(980,012)	(980,012)	(980,012)	(980,012)	(980,012)
Adjustment to reflect assumed redemption of NTWO public shares subject to redemption	-	(4,312,500)	(8,625,000)	(12,937,500)	(17,250,000)
Adjustment to reflect the Initial PIPE Financing	2,967,660	4,517,660	4,517,660	4,517,660	4,517,660
NTWO ordinary shares, after assumed redemption of NTWO public shares and closing of the Initial PIPE Financing	24,998,804	22,236,304	17,923,804	13,611,304	9,298,804

(1)	No Redemption Scenario. This scenario assumes that no NTWO public shares are redeemed, including 1,409,091 NTWO public shares subject to the non-redemption agreements. This scenario further assumes the reclassification of all unredeemed NTWO public shares to permanent equity of approximately $181.9 million, the issuance of 1,575,000 shares purchased by the other Initial PIPE Investors for aggregate gross proceeds of $15.8 million, the transfer by the Sponsor of 493,926 Incentive Founder Shares to such Initial PIPE Investors for no additional consideration, the issuance by Fort Robotics of 136,957 shares to such Initial PIPE Investors for no additional consideration, the transfer by the Sponsor of 486,086 Founder Shares to public shareholders participating in the non-redemption agreements for no additional consideration, the issuance by Fort Robotics of 275,692 shares to such public shareholders for no additional consideration, the forfeiture of 1,105,219 Founder Shares, and the payment of estimated NTWO transaction costs.

(2)	25% Redemption Scenario. This scenario assumes the redemption of 4,312,500 NTWO public shares and the reclassification of the remaining unredeemed NTWO public shares to permanent equity of approximately $136.4 million. This scenario further assumes the issuance of 3,125,000 shares purchased by the Initial PIPE Investors for aggregate gross proceeds of approximately $31.25 million, the transfer by the Sponsor of 980,012 Incentive Founder Shares to the Initial PIPE Investors for no additional consideration, the issuance by Fort Robotics of 412,648 shares to the Initial PIPE Investors for no additional consideration, the forfeiture of 1,105,219 Founder Shares, and the payment of estimated NTWO transaction costs.

(3)	50% Redemption Scenario. This scenario assumes the redemption of 8,625,000 NTWO public shares and the reclassification of the remaining unredeemed NTWO public shares to permanent equity of approximately $90.9 million. This scenario further assumes the issuance of 3,125,000 shares purchased by the Initial PIPE Investors for aggregate gross proceeds of approximately $31.25 million, the transfer by the Sponsor of 980,012 Incentive Founder Shares to the Initial PIPE Investors for no additional consideration, the issuance by Fort Robotics of 412,648 shares to the Initial PIPE Investors for no additional consideration, the forfeiture of 1,105,219 Founder Shares, and the payment of estimated NTWO transaction costs.

(4)	75% Redemption Scenario. This scenario assumes the redemption of 12,937,500 NTWO public shares and the reclassification of the remaining unredeemed NTWO public shares to permanent equity of approximately $45.5 million. This scenario further assumes the issuance of 3,125,000 shares purchased by the Initial PIPE Investors for aggregate gross proceeds of approximately $31.25 million, the transfer by the Sponsor of 980,012 Incentive Founder Shares to the Initial PIPE Investors for no additional consideration, the issuance by Fort Robotics of 412,648 shares to the Initial PIPE Investors for no additional consideration, the forfeiture of 1,105,219 Founder Shares, and the payment of estimated NTWO transaction costs.

(5)	Maximum Redemption Scenario. This scenario assumes the redemption of 17,250,000 NTWO public shares for approximately $181.9 million and that none of the Initial PIPE Investors elects the Non-Redemption Option. This scenario further assumes the issuance of 3,125,000 shares purchased by the Initial PIPE Investors for aggregate gross proceeds of $31.25 million, the transfer by the Sponsor of 980,012 Founder Shares to the Initial PIPE Investors for no additional consideration, the issuance by Fort Robotics of 412,648 shares to the Initial PIPE Investors for no additional consideration, the forfeiture of 1,105,219 Founder Shares, and the payment of estimated NTWO transaction costs.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Share Calculations and Ownership Percentages” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

Q:	How many votes per share is each share of Combined Company Common Stock entitled to pursuant to the Proposed Charter?

A:	Upon the Closing, each holder of record of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which shareholders are generally entitled to vote.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	In addition to the Required Proposals, there are a number of closing conditions in the Merger Agreement, including the approval of the Business Combination by the Fort Robotics Stockholders. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” and “Summary of the Proxy Statement/Prospectus — Proposals to be Voted on by Newbury Street II Shareholders.”

Q:	Why is Newbury Street II providing shareholders with the opportunity to vote on the Business Combination?

A:	Under the Current Charter, Newbury Street II must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Newbury Street II’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Newbury Street II has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Newbury Street II is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its public shareholders to effectuate redemptions of their Public Shares upon the Closing of the Business Combination which they elected to redeem in connection with the vote on the Business Combination.

Q:	How many votes do I have at the Newbury Street II Extraordinary General Meeting?

A:	Newbury Street II shareholders are entitled to one vote at the Newbury Street II Extraordinary General Meeting for each Newbury Street II Ordinary Share. Holders of Newbury Street II Class A Ordinary Shares and Newbury Street II Class B Ordinary Shares will vote together as a single class on all Proposals. As of the close of business on the Record Date, there were [ ] issued and outstanding Newbury Street II Class A Ordinary Shares and 6,118,000 issued and outstanding Newbury Street II Class B Ordinary Shares.

Q:	What vote is required to approve the Proposals to be presented at the Newbury Street II Extraordinary General Meeting?

A:	The approval of each of the Business Combination Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Newbury Street II Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by Newbury Street II Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Charter Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Ordinary Shares, who, being present in person or by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. If the Business Combination Proposal is not approved, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal will not be presented to the Newbury Street II shareholders for a vote, although the Adjournment Proposal may be presented. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination. The Sponsor has agreed to vote its shares in favor of the Proposals.

Q:	What constitutes a quorum at the Newbury Street II Extraordinary General Meeting?

A:	A quorum will be present at the Newbury Street II Extraordinary General Meeting if one-third of the Newbury Street II Ordinary Shares issued and outstanding and entitled to vote at the Newbury Street II Extraordinary General Meeting are represented in person (physically or online) or by proxy at the Newbury Street II Extraordinary General Meeting. As of the Record Date, [ ] Newbury Street II Ordinary Shares would be required to achieve a quorum.

Q:	May the Sponsor or Newbury Street II’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:	In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, or Newbury Street II’s directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity. None of Newbury Street II’s Sponsor or the other members of the Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such a shareholder, although still the record holder of Newbury Street II’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser, subject to the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto. In the event that the Sponsor or any other member of the Sponsor or Newbury Street II’s directors, officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be transacted at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:	How will the Sponsor vote?

A:	The Sponsor entered into the Insider Letter, pursuant to which it has agreed to vote any Newbury Street II Ordinary Shares owned by it in favor of the Business Combination, including each of the Proposals. Accordingly, because of the Insider Letter, it is more likely that the necessary shareholder approval for the Proposals will be received.

Q:	What interests do Fort Robotics’ directors and officers have in the Business Combination?

A:	Fort Robotics’ directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among other things, the interests listed below:

●	Three of the directors of the Combined Company will be designated by Fort Robotics, and Fort Robotics’ Chief Executive Officer, Chief Technology Officer and Chief Financial Officer will continue in those offices at the Combined Company following the Closing. Each member of the post-Closing board will be provided a customary director indemnification agreement at or prior to the Closing. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement” and “Management After the Business Combination.”

●	Upon the completion of the Business Combination, the following persons are expected to be appointed executive officers of the Combined Company: Messrs. Reeves and Bivans and Ms. Keim. For a description of these arrangements see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

●	Fort Robotics’ directors and officers will continue to be entitled to exculpation, indemnification and advancement of expenses following the Closing, and the Merger Agreement permits the purchase of up to a six-year “tail” directors’ and officers’ liability insurance policy for their benefit covering events occurring prior to the Closing.

●	Certain of Fort Robotics’ directors and officers are holders of, and/or are affiliated with entities that are holders of, Fort Robotics equity interests and in such capacity will be entitled to receive the shares of the Combined Company Common Stock payable to holders of such equity interests pursuant to the terms of the Merger Agreement. In addition, Company Options held by Fort Robotics’ directors and officers, whether vested or unvested, will be assumed by Newbury Street II and converted into options to purchase shares of the Combined Company Common Stock. See “Certain Relationships and Related Person Transactions” and “Beneficial Ownership of Securities.”

●	Certain Fort Robotics Stockholders who are expected to be affiliates of the Combined Company following the Closing will enter into the DeSPAC Registration Rights Agreement, which entitles them to have the resale of their shares registered and to demand and piggyback registration rights not available to Newbury Street II’s public shareholders.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Fort Robotics’ Members, Directors, Officers and Advisors” and “Management After the Business Combination — Executive Officers and Directors After the Business Combination” and “Executive Compensation and Director Compensation of Fort Robotics and the Combined Company — Fort Robotics Executive Officer and Director Compensation” and “Interests of Directors and Executive Officers in the Business Combination” and “The Charter Proposal (Proposal 3)” of this proxy statement/prospectus for a further discussion of these interests.

Q:	How do the Public Warrants differ from the Private Placement Warrants underlying the Private Placement Units and what are the related risks to any holders of Public Warrants following the Business Combination?

A:	The Private Placement Warrants underlying the Private Placement Units are identical to the Public Warrants in all material respects, except that the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination and are entitled to certain registration rights. In certain circumstances, the Combined Company may require holders of the Public Warrants (but not the Private Placement Warrants) to exercise such warrants on a cashless basis in accordance with the terms of the Warrant Agreement. The Private Placement Warrants will be not redeemable by the Combined Company.

Following the Business Combination, the Combined Company may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. The Combined Company will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders.

The Combined Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Combined Company Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of Combined Company Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by the Combined Company, and the Combined Company has elected to require the exercise of Public Warrants on a cashless basis, the Combined Company will not redeem the warrants as described above if the issuance of shares of Combined Company Common Stock upon exercise of Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Combined Company is unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants, including potentially on a cashless basis if required by the Combined Company under the Warrant Agreement, and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event the Combined Company determines to redeem the Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that the Combined Company elects to redeem all of the redeemable warrants as described above, the Combined Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Combined Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Combined Company’s posting of the redemption notice to DTC.

The closing price for the Newbury Street II Class A Ordinary Shares as of [    ], 2026 was $[   ] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Q:	What happens if I sell my Newbury Street II Class A Ordinary Shares before the Newbury Street II Extraordinary General Meeting?

A:	The Record Date is earlier than the date of the Newbury Street II Extraordinary General Meeting. If you transfer your Newbury Street II Class A Ordinary Shares after the Record Date, but before the Newbury Street II Extraordinary General Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Newbury Street II Extraordinary General Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Newbury Street II Class A Ordinary Shares prior to the Record Date, you will have no right to vote those shares at the Newbury Street II Extraordinary General Meeting.

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination and exercise their redemption rights?

A:	Newbury Street II shareholders who vote in favor of the Business Combination may nevertheless also exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are reduced as a result of redemptions by public shareholders. In addition, with fewer public shares and public shareholders, the trading market for the Combined Company Common Stock may be less liquid than the market for Newbury Street II Ordinary Shares was prior to consummation of the Business Combination and the Combined Company may not be able to meet the listing standards of the Nasdaq or NYSE. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Fort Robotics’ business will be reduced. As a result, the proceeds will be greater in the event that no public shareholders exercise redemption rights with respect to their Public Shares for a pro rata portion of the Trust Account as opposed to the scenario in which Public Shareholders exercise the maximum allowed redemption rights.

Q:	What happens if I vote against any of the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal)?

A:	If any of the Required Proposals are not approved, the Business Combination will not be consummated. If Newbury Street II does not otherwise consummate an alternative business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), pursuant to the Current Charter, Newbury Street II will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), unless Newbury Street II seeks and obtains the consent of its shareholders to amend the Current Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event Public Shareholders will be entitled to redemption rights in accordance with the Current Charter. If Newbury Street II’s initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), then Newbury Street II will cease all business except for the purposes of winding up, and Newbury Street II will redeem all Public Shares and distribute amounts in the Trust Account as provided in the Current Charter.

Q:	Do I have redemption rights in connection with the Business Combination?

A:	Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of [ ], 2026, based on funds in the Trust Account of approximately $[ ] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[ ] per share. If a holder exercises its redemption rights, then such holder will be exchanging its Newbury Street II Class A Ordinary Shares for cash and will only have equity interests in the Combined Company pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Newbury Street II’s transfer agent prior to the Newbury Street II Extraordinary General Meeting. See the section entitled “The Newbury Street II Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to elect to have Newbury Street II redeem your shares for cash.

Q:	Will my vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether or not you attend or vote your Newbury Street II Ordinary Shares at the Newbury Street II Extraordinary General Meeting, and regardless of how you vote your shares. As a result, the Merger Agreement and the Required Proposals can be approved by shareholders who will elect to have their shares redeemed and who will no longer remain shareholders, leaving shareholders who choose not to elect to have their shares redeemed holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability of the Combined Company to meet the listing standards of Nasdaq or NYSE.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on [ ], 2026 (two (2) business days before the date of the Newbury Street II Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, that Newbury Street II redeem your Public Shares for cash to Continental, Newbury Street II’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

Please also affirmatively certify in your request to Continental for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholders with respect to Newbury Street II Ordinary Shares. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a public shareholders or group will not be redeemed for cash.

Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Newbury Street II’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Newbury Street II does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Newbury Street II’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Newbury Street II Board. If you delivered your shares for redemption to Newbury Street II’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Newbury Street II’s transfer agent return the shares (physically or electronically). You may make such request by contacting Newbury Street II’s transfer agent at the e-mail address or address listed under the question “Who can help answer my questions?” below.

If Newbury Street II receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Newbury Street II may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Newbury Street II may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Newbury Street II may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	Holders of Newbury Street II Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	What are the U.S. federal income tax consequences of the Mergers?

A:	Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers. Fort Robotics and Newbury Street II intend the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Mergers, taken together, qualify as a reorganization, then holders of Company Common Stock should not recognize gain or loss as a result of the exchange, pursuant to the Mergers, of Company Common Stock for shares of Combined Company Common Stock (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers for Fort Robotics, Newbury Street II and Holders of Company Common Stock”). For a more detailed discussion of the U.S. federal income tax consequences of the Mergers, see “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants — Tax Considerations of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Mergers for Fort Robotics, Newbury Street II and Holders of Company Common Stock.”

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:	For a description of the U.S. federal income tax consequences of the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Q:	If I am a Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:	No. The holders of Warrants have no redemption rights with respect to Warrants.

Q:	If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental, our transfer agent, with written instructions to separate such Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the stock certificates for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	Newbury Street II shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	After completion of the Business Combination, if consummated, the funds held in the Trust Account will be used to pay holders of the Public Shares who properly exercise their redemption rights and, after paying the Redemptions, a portion is expected to be used (i) to pay Newbury Street II’s transaction expenses due as of the Closing, (ii) to pay Fort Robotics transaction expenses due as of the Closing and (iii) by the Combined Company for working capital, repayment or reduction of outstanding debt financing balances and general corporate purposes.

The table below summarizes the estimated cash position of the Combined Company immediately following the Business Combination under different redemption scenarios, after giving effect to the payment of estimated transaction expenses.

(in thousands) Redemption Scenario	Cash from Trust (Net of Redemptions)	Total Estimated Cash at Closing(1)
No Redemption	$181,847	$206,993
25% Redemption	$136,386	$161,532
50% Redemption	$90,924	$116,070
Maximum Redemption	$-	$25,146

(1)	In addition to any proceeds from the Trust Account, Total Estimated Cash at Closing in the No Redemption Scenario includes proceeds from the PIPE Investment of $31.25 million and Permitted SAFE of $5.1 million entered into subsequent to August 17, 2026, less accrued transaction costs of $15.6 million and repayment of debt obligations of $2.0 million.

If the Business Combination is consummated, the funds remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any (“Remaining Proceeds”), are expected to be used by the Combined Company for working capital, repayment or reduction of outstanding debt financing balances and general corporate purposes.

Despite the receipt of the remaining proceeds, the Combined Company may still require other available sources of liquidity to fund its operations, including any funds on hand, any funds generated through business operations and any funds that may be available to the Combined Company through financing or other means, if and to the extent available.

As of the date of this proxy statement/prospectus, Fort Robotics cannot predict with certainty all of the particular uses of the funds held in the Trust Account. The amounts and timing of the Combined Company’s actual expenditures may vary significantly depending on numerous factors, including the amount of Remaining Proceeds realized from the Business Combination, if any, cash flows from operations and the anticipated growth of the Combined Company’s business. The Combined Company’s management will retain broad discretion over the allocation of the proceeds from the Business Combination.

Q:	What happens if the Business Combination is not consummated?

A:	There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Newbury Street II is unable to complete the Business Combination or another initial business combination transaction by November 4, 2026 (or such earlier date as may be approved by the Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Current Charter provides that Newbury Street II will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Newbury Street II shareholders (including the right to receive further liquidation distributions, if any) subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Newbury Street II’s remaining shareholders and the Newbury Street II Board, liquidate and dissolve, subject in each case to Newbury Street II’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to Newbury Street II.

Newbury Street II expects that the amount of any distribution its Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Newbury Street II’s obligations under the Companies Act to provide for claims of creditors and other requirements of applicable law. The Sponsor has waived any right to any liquidation distribution from the Trust Account with respect to Sponsor Shares.

In the event of liquidation, there will be no liquidating distributions with respect to Newbury Street II’s outstanding Warrants. Accordingly, the Warrants will expire worthless in the event of liquidation.

Q:	When is the Business Combination expected to be completed?

A:	The Closing is expected to take place (i) as promptly as practicable, but in no event later than the second business day following the satisfaction or waiver of the conditions described below under the section entitled “The Business Combination Proposal (Proposal 1) — Conditions to Closing” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by Newbury Street II and/or Fort Robotics if the Closing has not occurred by May 17, 2027, or an applicable later date if extended pursuant to the Merger Agreement (the “Outside Date”).

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1).”

Q:	Are there financing transactions being entered into in connection with the Business Combination?

A:	Contemporaneously with the execution of the Merger Agreement, the Initial PIPE Investors each entered into PIPE Subscription Agreements with Newbury Street II, pursuant to which Newbury Street II agreed to issue, and the Initial PIPE Investors agreed to purchase, an aggregate of 3,125,000 Newbury Street II shares at a purchase price of $10.00 per share (versus the $10.00 per share paid by the public investors of Newbury Street II in the initial public offering) for an aggregate purchase price of approximately $31.25 million, in a private placement to be consummated in connection with the Closing. The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the Newbury Street II Extraordinary General Meeting to be held to approve the Business Combination. Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock.

In addition, in connection with execution of the Merger Agreement, Newbury Street II agreed to use its reasonable best efforts during the Interim Period to enter into Additional PIPE Investments with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as trust account non-redemption or backstop arrangements or otherwise), in each case on terms mutually agreeable to Fort Robotics and Newbury Street II.

Under the Merger Agreement, Fort Robotics may also enter into Additional Transaction Financing. To the extent such Additional Transaction Financings, if any, are identified and consummated and result in the issuance of additional shares of Company Common Stock (or shares which convert into Company Common Stock prior to the Closing), the Merger Consideration deliverable to the Fort Robotics Security Holders at the Closing in accordance with the terms of the Merger Agreement would increase, as further described in the Section titled “Questions and Answers — What equity stake will current public shareholders, the sponsor, the Fort Robotics Stockholders and the PIPE Investors hold in the Combined Company immediately after the Closing? — Dilution”. Newbury Street II and Fort Robotics agreed that the Merger Agreement would incorporate this potential increase to the Merger Consideration deliverable upon consummation of the Business Combination because (i) Fort Robotics may utilize proceeds from any such Additional Transaction Financings primarily to carry out additional operating company acquisitions prior to the Closing (and for other working capital purposes), which acquisitions, if consummated would be expected to add additional value to Fort Robotics’ business and (ii) if any such additional acquisitions utilizing Additional Transaction Financings proceeds are consummated as a result of which additional Company Common Stock is issued, there will be a larger number of Fort Robotics shares outstanding as of immediately prior to the Effective Time.

To date, Newbury Street II has not entered into any Additional PIPE Investments and Fort Robotics has not entered into any Additional Transaction Financing.

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then submit a proxy to vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, submit your voting instructions on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you are a shareholder of record of Newbury Street II as of [ ], 2026, the Record Date, you may submit your proxy before the Newbury Street II Extraordinary General Meeting in any of the following ways, if available:

●	use the toll-free number shown on your proxy card;

●	visit the website shown on your proxy card to vote via the internet; or

●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Shareholders who choose to participate in the Newbury Street II Extraordinary General Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.cstproxy.com/[ ]. You will need the control number that is printed on your proxy card to enter the Newbury Street II Extraordinary General Meeting. Newbury Street II recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Newbury Street II Extraordinary General Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Newbury Street II Extraordinary General Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Newbury Street II Extraordinary General Meeting?

A:	If you fail to take any action with respect to the Newbury Street II Extraordinary General Meeting and the Business Combination is approved by Newbury Street II’s shareholders and consummated, you will become a shareholder of the Combined Company. If you fail to take any action with respect to the Newbury Street II Extraordinary General Meeting and the Business Combination is not approved, you will remain a shareholder of Newbury Street II. However, if you fail to take any action with respect to the Newbury Street II Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the vote on the Business Combination, provided you follow the instructions in this proxy statement/prospectus to redeem your shares.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by Newbury Street II without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxy holders may use their discretion to vote on any other matter which properly comes before the Newbury Street II Extraordinary General Meeting.

Q:	If I am not going to attend the Newbury Street II Extraordinary General Meeting virtually or in person, should I return my proxy card instead?

A:	Yes. Whether or not you plan to attend the Newbury Street II Extraordinary General Meeting, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Each of the Proposals is non-discretionary. Newbury Street II believes the Proposals presented to the shareholders (other than the Adjournment Proposal) will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the Proposals presented at the Newbury Street II Extraordinary General Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with the directions you provide. However, Newbury Street II expects that the Adjournment Proposal will be treated as a routine proposal. Accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. If you are a holder of record of Newbury Street II Ordinary Shares as of the close of business on the Record Date, and submit a proxy by mail or otherwise, you can change your vote or revoke your proxy before it is voted at the Newbury Street II Extraordinary General Meeting by sending a later-dated, signed proxy card to Newbury Street II’s secretary at the address listed below so that it is received by Newbury Street II’s secretary prior to the Newbury Street II Extraordinary General Meeting or attend the Newbury Street II Extraordinary General Meeting in person (physically or online) and vote (although attending the Newbury Street II Extraordinary General Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Newbury Street II’s secretary, which must be received by Newbury Street II’s secretary prior to the Newbury Street II Extraordinary General Meeting. If you are a beneficial owner of Newbury Street II Ordinary Shares as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Newbury Street II will pay the cost of soliciting proxies for the Newbury Street II Extraordinary General Meeting. Newbury Street II has engaged [ ] (“[ ]”) to assist in the solicitation of proxies for the Newbury Street II Extraordinary General Meeting. Newbury Street II has agreed to pay [ ] a fee of $[ ], plus disbursements of its expenses in connection with the services relating to the Newbury Street II Extraordinary General Meeting. Newbury Street II will reimburse [ ] for reasonable out-of-pocket expenses and will indemnify [ ] and its affiliates against certain claims, liabilities, losses, damages and expenses. Newbury Street II will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Newbury Street II Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of the Newbury Street II Ordinary Shares and in obtaining voting instructions from those owners. Newbury Street II’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person (physically or online). They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact our proxy solicitor at:

[ ]

To obtain timely delivery, Newbury Street II shareholders must request the materials no later than [ ], 2026.

You may also obtain additional information about Newbury Street II from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to Newbury Street II’s transfer agent prior to the Newbury Street II Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?”. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled “Questions and Answers about the Newbury Street II Extraordinary General Meeting” highlights certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Newbury Street II Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “Newbury Street II” refer to Newbury Street II Acquisition Corp and references to “Fort Robotics” refer to Fort Robotics, Inc. prior to the Business Combination. References to “Combined Company” refer to Fort Robotics Holdings, Inc., and include Fort Robotics and any other direct or indirect subsidiaries of Fort Robotics, (to the extent applicable) after giving effect to the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by Newbury Street II’s public shareholders and do not include any shares issuable upon the exercise of the Warrants.

Parties to the Business Combination

Newbury Street II Acquisition Corp

Newbury Street II is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on June 18, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Newbury Street II Units, Class A Ordinary Shares and Public Warrants are currently listed on the Nasdaq under the symbols “NTWOU,” “NTWO” and “NTWOW,” respectively.

The mailing address of Newbury Street II’s principal executive office is 121 High Street, Floor 3, Boston, MA 02110, and its telephone number is (617) 334-2805.

Merger Sub

Hugo Merger Sub Inc. (or “Merger Sub”) was formed as a Delaware corporation on August 6, 2026, and is currently a wholly owned subsidiary of Newbury Street II. Merger Sub was formed for the purpose of effectuating the Merger described herein and it has not conducted, and prior to the Closing will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub will not be the surviving entity in the Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of Merger Sub’s principal executive office is 121 High Street, Floor 3, Boston, Massachusetts, and its telephone number is (617) 334-2805.

Fort Robotics

Fort Robotics, Inc. is a Delaware corporation formed on September 11, 2018, under the name HRI Networks, Inc. Fort Robotics develops and provides safety-certified control and secure communication systems for autonomous and semi-autonomous machines operating in physical environments.

The mailing address of Fort Robotics’ principal executive office 1608 Walnut St., 12th Floor, Philadelphia, PA 19103 and its telephone number is 267-515-5880.

Proposals to be Voted on by Newbury Street II Shareholders

The Business Combination Proposal (Proposal 1)

Newbury Street II, Fort Robotics, and Merger Sub have agreed to the Business Combination under the terms of the Merger Agreement, dated as of August 17, 2026. Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Closing, among other things:

●	All of the issued and outstanding capital stock of Fort Robotics as of the Closing shall automatically be cancelled and cease to exist, in exchange for the rights of each Fort Robotics Stockholder to receive its Pro Rata Share of the Stockholder Merger Consideration all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

●	Each outstanding Fort Robotics stock options, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an Assumed Option for shares of Combined Company Common Stock. All Company Convertible Securities (other than the Assumed Options and a certain outstanding warrant) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing.

Assuming the other Required Proposals are approved, Newbury Street II is asking its shareholders to vote upon a proposal to approve and adopt the Merger Agreement.

Organizational Structure

The diagram below depicts a simplified version of the current organizational structures of Newbury Street II and Fort Robotics prior to, and after, the consummation of the proposed Business Combination, taking into account various assumptions, as further described below and under the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages” and as described under the presentation described as the “Assuming No Redemption” in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

The diagram below depicts a simplified version of the Combined Company’s organizational structure immediately following the completion of the Business Combination, taking into account the assumptions identified in the caption above.

The Domestication Proposal (Proposal 2)

Newbury Street II is asking its shareholders to consider and vote on a proposal to approve, by special resolution of the Newbury Street II Class B Shareholders, (a) to change the domicile of Newbury Street II pursuant to deregistration and a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) the adoption upon the Domestication taking effect, of the Interim Charter in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Newbury Street II’s Current Charter and which will remove or amend those provisions of Newbury Street II’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) the filing of a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Newbury Street II will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the Newbury Street II Class B Shareholders will carry the right to vote to transfer Newbury Street II by way of continuation in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the adoption of new organizational documents of Newbury Street II in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

The Charter Proposal (Proposal 3)

Newbury Street II is asking its shareholders to consider and vote on a proposal to approve, by special resolution, the Proposed Charter, as attached to this proxy statement/prospectus as Annex C. The Proposed Charter, which will be effective as of the Closing, will, among other things, implement the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.” and increase the authorized shares of capital stock of the Combined Company to [ ] shares of capital stock, consisting of [ ] shares of Combined Company Common Stock and 100,000,000 shares of undesignated Combined Company Preferred Stock. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

A summary of these provisions is set forth in the “The Charter Proposal (Proposal 3)” section of this proxy statement/prospectus and a copy of these provisions is attached hereto as Annex C. You are encouraged to read them in their entirety.

The Organizational Documents Proposals (Proposals 4-9)

Newbury Street II is asking its shareholders to consider and vote upon proposals to approve, by ordinary resolution and on a non-binding advisory basis, certain material differences between the Current Charter in effect prior to the Domestication and the terms and provisions to be set forth in the Proposed Charter of the Combined Company upon completion of the Business Combination. In accordance with SEC guidance, each of the Organizational Documents Proposals is being presented separately and will be voted upon on a non-binding advisory basis.

A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

●	Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) 100,000,000 shares of Combined Company Preferred Stock.

●	Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

●	Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

●	Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

●	Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

●	Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, (2) make the Combined Company’s corporate existence perpetual and (3) remove certain provisions related to Newbury Street II’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

A summary of these provisions is set forth in the “The Organizational Documents Proposals (Proposals 4 – 9)” section of this proxy statement/prospectus. You are encouraged to read them in their entirety.

The Incentive Plan Proposal (Proposal 10)

Newbury Street II is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the Incentive Plan and the material terms thereunder.

If approved by the Newbury Street II shareholders and adopted by the Combined Company, the Incentive Plan will be available to the Combined Company on a go-forward basis from the Closing. The initial aggregate number of shares of Combined Company Common Stock available for issuance under the Incentive Plan generally will be equal to the sum of (A) 14.7% of the aggregate number of shares of Combined Company Common Stock issued and outstanding immediately after the Closing (for the avoidance of doubt, after giving effect to the redemption) plus (B) the number of shares of Combined Company Common Stock that are subject to the Assumed Options. In addition, the share reserve will be subject to an annual “evergreen” increase of five percent (5%) of the shares of Combined Company Common Stock outstanding as of the day prior to such increase.

A summary of the Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 10)” section of this proxy statement/prospectus and the form of the Incentive Plan is attached to this proxy statement/prospectus as Annex F.

The ESPP Proposal (Proposal 11)

Newbury Street II is asking its shareholders to approve the ESPP and the material terms thereunder. The Newbury Street II Board adopted the ESPP prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The ESPP will become effective upon the Closing of the Business Combination assuming approval of this proposal by our shareholders.

If approved by the Newbury Street II shareholders and adopted by the Combined Company, the ESPP will be available to the Combined Company on a go-forward basis from the Closing. The initial aggregate number of shares of Combined Company Common Stock available for issuance under the ESPP initially will be equal to 2% of the number of shares of outstanding Combined Company Common Stock as of immediately following the Closing of the Business Combination, with an annual “evergreen” increase of one percent (1%) of the shares of Combined Company Common Stock outstanding as of the day prior to such increase.

A summary of the ESPP is set forth in the “The ESPP Proposal (Proposal 11)” section of this proxy statement/prospectus and the form of the ESPP is attached to this proxy statement/prospectus as Annex G.

The Nasdaq Proposal (Proposal 12)

Newbury Street II is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable provisions of the Nasdaq Listing Rules, the issuance of the shares of Common Stock to be issued in the Business Combination and the additional shares of Combined Company Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Listing Rules.

The Director Election Proposal (Proposal 13)

Newbury Street II is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the election of [five (5)] directors, effective upon the Closing, to serve on the Combined Company Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal.

The Insider Letter Amendment Proposal (Proposal 14)

Newbury Street II is asking its shareholder to consider and vote on a proposal to approve, by ordinary resolution, an amendment the Insider Letter, attached to the accompanying proxy statement/prospectus as Annex H, which provides that upon the Closing, (i) up to 2,038,424 Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing. The Insider Letter Amendment Proposal is described in more detail elsewhere in this proxy statement/prospectus under the heading “The Insider Letter Amendment Proposal (Proposal 14).”

The Adjournment Proposal (Proposal 15)

Newbury Street II is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the Newbury Street II Extraordinary General Meeting to a later date or time, if necessary or appropriate as determined by the chairman of the Newbury Street II Extraordinary General Meeting, at the determination of the chairman of the Newbury Street II Extraordinary General Meeting.

Conditionality of Proposals

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Newbury Street II at the Newbury Street II Extraordinary General Meeting. The Organizational Documents Proposals and the Adjournment Proposal are each not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal) do not receive the requisite vote for approval, then Newbury Street II will not consummate the Business Combination. If Newbury Street II does not consummate the Business Combination and fails to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

The Newbury Street II Extraordinary General Meeting

Date, Time and Place of the Newbury Street II Extraordinary General Meeting

The Newbury Street II Extraordinary General Meeting will be held virtually at [ ] a.m. Eastern time on [ ], 2026 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. For the purposes of the Current Charter (as defined below), the Newbury Street II Extraordinary General Meeting may also be attended physically in person at [ ].

Registering for the Newbury Street II Extraordinary General Meeting

As a registered Newbury Street II shareholder, you received a proxy card from Continental. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [ ], 2026 at [ ] a.m. Eastern Time. Enter the URL address www.cstproxy.com/[ ] into your browser and enter your control number, name, and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Newbury Street II shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental to receive a control number. If you plan to vote shares you hold in “street name” at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way, you must contact Continental for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing +1 800-450-7155 within the U.S. and Canada (toll-free), or +1 857-999-9155 outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [ ]#. This is listen-only and is being provided as a courtesy, and you will not be able to vote, be deemed present at the meeting or enter or ask questions during the meeting via telephone.

Purpose of the Newbury Street II Extraordinary General Meeting

At the Newbury Street II Extraordinary General Meeting, Newbury Street II is asking its shareholders to consider and vote upon:

●	The Business Combination Proposal. The Merger Agreement is attached to this proxy statement/prospectus as Annex A.

●	The Domestication Proposal. The Interim Charter is attached to this proxy statement/prospectus as Annex B.

●	The Charter Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex C, and the Proposed Bylaws is attached to this proxy statement/prospectus as Annex D.

●	The Organizational Documents Proposals.

●	The Incentive Plan Proposal. The Incentive Plan is attached to this proxy statement/prospectus as Annex F.

●	The ESPP Proposal. The ESPP is attached to this proxy statement/prospectus as Annex G.

●	The Nasdaq Proposal.

●	The Director Election Proposal.

●	The Insider Letter Amendment Proposal. The Insider Letter Amendment is attached to this proxy statement/prospectus as Annex H.

●	The Adjournment Proposal, if presented at the Newbury Street II Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Newbury Street II Extraordinary General Meeting if you owned Newbury Street II Ordinary Shares at the close of business on [ ], 2026, which is the Record Date. You are entitled to one vote for each share of Newbury Street II Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [ ] Newbury Street II Ordinary Shares outstanding, of which [ ] are Public Shares, [ ] shares underlying the Private Placement Units, 6,118,000 are Sponsor Shares, 100,000 Class A Ordinary Shares held by BTIG and 163,875 Class A Ordinary Shares underlying the Private Placement Units held by BTIG.

Vote of the Sponsor

In connection with the IPO, Newbury Street II entered into an agreement with the Sponsor pursuant to which the Sponsor agreed to vote any Newbury Street II Ordinary Shares owned by it in favor of a proposed business combination. This agreement applies to the Business Combination Proposal and for all other Proposals presented to Newbury Street II shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Newbury Street II Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Sponsor Shares have no redemption rights upon Newbury Street II’s liquidation and will be worthless if no business combination is effected by Newbury Street II by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter). If Newbury Street II’s initial business combination is not consummated by November 4, 2026 (or such other date as may be approved by Newbury Street II shareholders), then Newbury Street II’s existence will terminate, and Newbury Street II will distribute amounts in the Trust Account as provided in the Current Charter.

Quorum and Required Vote for Shareholder Proposals

A quorum of Newbury Street II shareholders is necessary to hold a valid meeting. A quorum will be present at the Newbury Street II Extraordinary General Meeting if one-third of the Newbury Street II Ordinary Shares issued and outstanding and entitled to vote at the Newbury Street II Extraordinary General Meeting are represented (physically or online) or by proxy at the Newbury Street II Extraordinary General Meeting.

The approval of each of the Business Combination Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Newbury Street II Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Newbury Street II Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Charter Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Ordinary Shares, who, being present in person or by proxy and entitled to vote at the Newbury Street II Extraordinary General Meeting, vote at the Newbury Street II Extraordinary General Meeting.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Newbury Street II at the Newbury Street II Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal) do not receive the requisite vote for approval, then Newbury Street II will not consummate the Business Combination. If Newbury Street II does not consummate the Business Combination and fails to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “The Newbury Street II Extraordinary General Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged [ ] to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person (physically or online) (which will have the effect of revoking any prior proxy given before the Newbury Street II Extraordinary General Meeting). A shareholder may also change its vote by submitting a later-dated proxy or written revocation, as described in the section entitled “Newbury Street II Extraordinary General Meeting — Revoking Your Proxy; Changing Your Vote.”

Redemption Rights

Pursuant to the Current Charter, holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, net of taxes payable and up to $100,000 of interest to pay dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Current Charter and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a Pro Rata Share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable)). For illustrative purposes, based on funds in the Trust Account of approximately $[ ] million on [ ], 2026, the estimated per share Redemption Price at the Closing would have been approximately $[ ]. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Newbury Street II Ordinary Shares included in the Units.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [ ], 2026 (two (2) business days before the Newbury Street II Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental, Newbury Street II’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

●	In your request to Continental for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Newbury Street II Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Newbury Street II’s transfer agent at least two (2) business days before the Newbury Street II Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Newbury Street II’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Newbury Street II does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Newbury Street II’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Newbury Street II Board in its sole discretion. If you delivered your shares for redemption to Newbury Street II’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Newbury Street II’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Newbury Street II’s transfer agent at the e-mail address or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

If Newbury Street II receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Newbury Street II may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Newbury Street II may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Newbury Street II may select which holders to seek such withdrawals of redemption requests from based on any factors Newbury Street II may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Newbury Street II Ordinary Shares as they may receive higher proceeds from the sale of their Newbury Street II Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Newbury Street II Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Newbury Street II Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Newbury Street II Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Newbury Street II otherwise does not consummate an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will be required to redeem all Public Shares and dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders and the Warrants will expire worthless.

Appraisal Rights

Newbury Street II shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Newbury Street II Board’s Reasons for the Approval of the Business Combination

Newbury Street II was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. As described above, the Newbury Street II Board sought to do so by using the networks and industry experience of the Sponsor, the Newbury Street II Board, and Newbury Street II management to identify and acquire one or more businesses.

In evaluating the transaction with Fort Robotics, the Newbury Street II Board consulted with its legal counsel and accounting and other advisors. In determining that the terms and conditions of the Merger Agreement and the Business Combination contemplated thereby were in Newbury Street II’s best interests, the Newbury Street II Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Business Combination contemplated thereby, the Newbury Street II Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Newbury Street II Board considered in reaching its determination and supporting its decision. The Newbury Street II Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Newbury Street II Board. In addition, individual directors may have given different weight to different factors. The Newbury Street II Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of Newbury Street II Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Newbury Street II Board believes that its members are qualified to evaluate the Business Combination with Fort Robotics. The Newbury Street II Board and management collectively have extensive transactional experience, investment experience and global business development work at large multinational corporations.

The Newbury Street II Board considered a number of factors pertaining to the Merger Agreement and the Business Combination contemplated thereby in determining that the Merger Agreement and the Business Combination contemplated by the Merger Agreement, were in Newbury Street II’s best interests. The following discussion of the information and factors considered by the Newbury Street II Board is not intended to be exhaustive. In particular, the Newbury Street II Board considered the following reasons or made the following determinations, as applicable:

●	Favorable Prospects for Future Growth and Financial Performance. The Newbury Street II Board’s review of information provided by Fort Robotics’ management regarding (i) Fort Robotics’ business, prospects, financial condition, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives for the 2025 and 2026 fiscal years, (ii) general economic, industry, regulatory, and financial market conditions, and (iii) opportunities and competitive factors within Fort Robotics’ industry.

●	Compelling Valuation. The implied pro forma equity value (excluding the aggregate amount of the Permitted Company SAFE Conversion Amounts) in connection with the Business Combination of approximately $500 million, which the Newbury Street II Board believes represents an attractive valuation relative to the selected comparable companies identified by Newbury Street II Management in analogous markets, including artificial intelligence, robotics, technology and technology-related industries.

●	Best Available Opportunity. The Newbury Street II Board determined, after a review of the other business combination opportunities identified by Newbury Street II, that the proposed Business Combination represented the most attractive business combination opportunity reasonably available to Newbury Street II based upon the process utilized to evaluate and assess other potential acquisition targets, and the Newbury Street II Board’s belief that such process had not identified a more attractive alternative.

●	Experienced and Committed Management Team. The Newbury Street II Board considered the fact that Combined Company will be led by Fort Robotics’ founder-led management team, which the Newbury Street II Board believes has significant experience in business development, product innovation and growth.

●	Continued Significant Ownership by Fort Robotics’ Equityholders. The Newbury Street II Board considered that Fort Robotics’ existing equity holders would be receiving a significant amount of Combined Company Common Stock in the proposed Business Combination and that Fort Robotics’ principal stockholders and key executives are “rolling over” their existing equity interests of Fort Robotics into equity interests in the Combined Company.

●	Substantial Retained Proceeds. A substantial portion of the proceeds to be delivered to the Combined Company in connection with the Business Combination (including from the Trust Account and from the PIPE Investment), are expected to remain on the balance sheet of the Combined Company after closing in order to fund Fort Robotics’ existing operations and support new and existing growth initiatives. The Newbury Street II Board considered this to be an indication of confidence in Combined Company following the Business Combination and the benefits to be realized as a result of the Business Combination.

The Newbury Street II Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Business Risk. The risk that the future financial performance of Fort Robotics may not meet the Newbury Street II Board’s expectations due to factors in Fort Robotics’ control or out of Fort Robotics’ control.

●	Competition Risk. The risk that Fort Robotics faces intense competition across the segments and markets it serves.

●	Legal and Regulatory Risk. The risks involved with Fort Robotics being subject to various laws in multiple jurisdictions, including with respect to (i) anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism, and (ii) security and data privacy.

●	Benefits May Not Be Achieved. The risk that the Business Combination’s potential benefits may not be achieved in full or in part, including the risk that Fort Robotics would not be able to achieve its growth projections, or may not be achieved within the expected timeframe.

●	Closing of the Business Combination May Not Occur. The risks and costs to Newbury Street II if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Newbury Street II being unable to effect a business combination by the final redemption date, forcing Newbury Street II to liquidate the Trust Account.

●	Current Newbury Street II Public Shareholders Exercising Redemption Rights. The risk that some Public Shareholders would decide to exercise their redemption rights, thereby reducing the amount of cash available in the Trust Account, which could result in the minimum cash condition not being satisfied.

●	Closing Conditions of the Business Combination. That the Business Combination’s closing is conditioned on satisfying certain closing conditions, many of which are not within Newbury Street II’s control.

●	Newbury Street II Shareholders Not Holding a Majority Position in Combined Company. The fact that Newbury Street II shareholders will not hold a majority position in Combined Company following the Business Combination, which may reduce the influence that current Newbury Street II shareholders have on the Combined Company’s management.

●	Litigation Related to the Business Combination. The risk of potential litigation challenging the Business Combination.

●	No Survival of Certain Representations, Warranties or Covenants of Fort Robotics. The Merger Agreement provides that the representations and warranties contained in the Merger Agreement, and those covenants that by their terms are to be performed prior to the Closing, will not survive the Closing.

●	Transaction Fees and Expenses Incurred by Newbury Street II. The substantial transaction fees and expenses to be incurred in connection with the Business Combination (which are currently expected to be approximately $17-19 million) and the negative impact of such expenses on Newbury Street II’s cash reserves and operating results if the Business Combination is not completed.

●	Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination on Newbury Street II’s financial performance, operating results, and stock price.

●	Other Risks. Other factors that the Newbury Street II Board deemed relevant, including various other risks associated with the Business Combination, Newbury Street II’s business, and Fort Robotics’ business as described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In addition to considering the factors described above, the Newbury Street II Board also considered that certain Newbury Street II officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Newbury Street II shareholders. The Newbury Street II Board reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Merger Agreement and the Business Combination.

The Newbury Street II Board concluded that the potential benefits that the Newbury Street II Board expected Newbury Street II and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Newbury Street II Board determined that the Merger Agreement and the Business Combination contemplated by the Merger Agreement, were in Newbury Street II’s best interests.

Fort Robotics’ Reasons for the Business Combination

Fort Robotics’ board of directors (the “Fort Robotics Board”), in evaluating the proposed Business Combination, consulted with Fort Robotics Management Team and Fort Robotics’ financial and legal advisors. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Fort Robotics Board considered a number of factors, including, but not limited to, the following material factors, which the Fort Robotics Board viewed as supporting its decision to approve the Business Combination:

●	the Business Combination will expand both the access to capital for Fort Robotics and the range of investors potentially available as a public company, compared to the investors Fort Robotics could otherwise gain access to if it continued to operate as a privately held company;

●	Fort Robotics’ expected cash resources and need for additional capital to fund the continued development and commercialization of its products and platform, and the uniqueness of this particular potential Business Combination, as the negotiated transaction will result in an infusion of capital from the Initial PIPE Investment at the time of Closing;

●	the potential benefits from increased public market awareness of Fort Robotics and its products and services;

●	the historical and current information concerning Fort Robotics’ business, including its financial performance and condition, operations, management and research and development programs;

●	the competitive nature of the industry in which Fort Robotics operates;

●	the Fort Robotics Board’s fiduciary duties to Fort Robotics’ stockholders;

●	the Fort Robotics Board’s belief that this transaction provides a viable public listing strategy and access to available capital, and addresses the risk of the lack of an available or unfavorable market for an initial public offering at a later date;

●	the terms and conditions of the Merger Agreement; and

●	the likelihood that the Business Combination will be consummated on a timely basis.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Fort Robotics Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Fort Robotics Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

The Fort Robotics Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Business Combination might not be completed in a timely manner or at all, and the potential adverse effect of the public announcement of the Business Combination on the reputation of Fort Robotics and the ability of Fort Robotics to obtain financing in the future in the event the Business Combination is not completed;

●	the costs involved in connection with completing the Business Combination, the time and effort of Fort Robotics management required to complete the Business Combination, the related disruptions or potential disruptions to Fort Robotics’ business operations and future prospects, including its relationships with its employees, customers, suppliers and partners and others that do business or may do business in the future with Fort Robotics, and related administrative challenges associated with combining the companies;

●	the additional expenses and obligations to which Fort Robotics’ business will be subject following the Business Combination that Fort Robotics has not previously been subject to, and the operational changes to Fort Robotics’ business, in each case that may result from being a public company;

●	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing;

●	the risk that the Public Shareholders can redeem their Newbury Street II Class A Ordinary Shares for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to the Combined Company following the consummation of the Business Combination;

●	the possibility of litigation challenging the Business Combination; and

●	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The Fort Robotics Board concluded, however, that the potential benefits of the Business Combination outweighed these risks and uncertainties.

After considering the totality of the information presented to and considered by it, and following consultation with its financial and legal advisors, the Fort Robotics Board determined that the Business Combination and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Fort Robotics and its stockholders.

Interests of the Sponsor, Newbury Street II’s Directors and Officers, and Their Affiliates in the Business Combination

When you consider the recommendation of the Newbury Street II Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Newbury Street II’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,870,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Placement Units. Newbury Street II’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Newbury Street II may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Newbury Street II. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026;

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the BTIG Private Placement Unit Agreement, Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation . In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor, Affiliates and Advisors

Newbury Street II’s Sponsor, affiliates and advisors have received or may receive the following consideration from Newbury Street II prior to or in connection with the completion by Newbury Street II of an initial business combination in accordance with the terms of Newbury Street II’s governing documents (including upon the Closing of the proposed Business Combination with Fort Robotics):

	Interest in Securities	Other Consideration
Sponsor

At Closing, (after giving effect to the forfeiture and transfer arrangements currently contemplated by the Business Combination) the Sponsor will hold up to 4,517,269 shares of Combined Company Common Stock (assuming no additional Incentive Founder Shares are transferred and all Earnout Founder Shares are earned) corresponding to an aggregate amount equal to the sum of (i) 6,118,000 Founder Shares purchased by the Sponsor prior to Newbury Street II’s IPO for an aggregate price of $25,000 (or $0.004 per share), and (ii) 484,500 Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by the Sponsor at the time of Newbury Street II’s IPO for an aggregate price of $4,845,000 (or $10.00 per unit), minus the sum of (i) 348,917 Founder Shares to be forfeited subject to and conditioned upon the Closing, and (ii) up to 1,736,314 Incentive Founder Shares, to be forfeited, to the extent not transferred as incentive shares, subject to and conditioned upon the Closing (equal to the difference between the up to 2,038,424 Incentive Founder Shares and the 302,110 Founder Shares, to the extent not transferred, that are subject to share price target of the shares of Combined Company Common Stock). Additionally, Sponsor will also hold Private Placement Warrants to purchase an aggregate of up to 242,250 shares of Combined Company Common Stock corresponding to the equivalent number of Private Placement Warrants underlying the Private Placement Units that were purchased by the Sponsor at the time of Newbury Street II’s IPO for an aggregate price of $4,845,000 (or $10.00 per unit).

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Newbury Street II, which may be convertible into Private Placement Units at the Closing, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Sunderland Capital Partners LP, a Massachusetts corporation, an affiliate of the Sponsor, receives $10,000 per month for services pursuant to the Administrative Services Agreement, dated as of October 31, 2024. As of June 30, 2026, approximately $200,000 has been paid under the Administrative Services Agreement, with any accrued and unpaid amounts to be paid at consummation of an initial business combination.

Newbury Street II’s directors	At the Closing, each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II, will hold 40,000 shares of Combined Company Common Stock corresponding to the equivalent number of Founder Shares that have been allocated to them, and such shares will be transferred to each such director upon completion of the Business Combination, provided that such director continues to serve in such capacity immediately prior thereto.	Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Anthony James Vinciquerra and William Zachre Wyatt/Donerail	At the Closing, pursuant to the Securities Grant Agreement, Donerail (or its designees) is entitled to receive such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026.	At the Closing, pursuant to the Donerail Agreement, Donerail (or its designees) is entitled to receive (i) a cash compensation of $350,000 and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interest with respect to the Donerail Cash Fee pursuant to the Donerail Agreement.

BTIG	At Closing, BTIG will hold a total of 163,875 shares of Combined Company Common Stock corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit); Private Placement Warrants to purchase an aggregate of up to 81,938 shares of Combined Company corresponding to the equivalent number of Private Placement Warrants underlying the Private Placement Units; and 100,000 shares of Combined Company Common Stock corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share.

Pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination.

Pursuant to the terms of the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the securities underlying the Private Placement Units held by the Sponsor. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Newbury Street II’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Recommendation to Newbury Street II Shareholders

After careful consideration, the Newbury Street II Board has unanimously approved the Merger Agreement and the transactions comprising the Business Combination and determined that each of the proposals to be presented at the Newbury Street II Extraordinary General Meeting is fair, advisable and in the best interests of Newbury Street II and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

For a description of various factors considered by the Newbury Street II Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Newbury Street II Extraordinary General Meeting, see the section herein titled “Newbury Street II Board’s Reasons for the Approval of the Business Combination.”

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Newbury Street II shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Newbury Street II does not believe that the disclosure schedules contain information that is material to an investment decision.

On August 17, 2026, Newbury Street II entered into an Agreement and Plan of Merger (as it may be further amended or supplemented from time to time, the “Merger Agreement” and the actions and transactions contemplated thereby, including, without limitation, the mergers and issuances of securities thereunder, the “Business Combination”) with Fort Robotics, Inc., a Delaware corporation (“Fort Robotics”) and Hugo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Newbury Street II (“Merger Sub”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination (the “Closing”, to occur on the “Closing Date”), among other things (i) prior to the Closing, Newbury Street II shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and (ii) following the Domestication, at the Closing, Merger Sub will merge with and into Fort Robotics (the “Merger”), with Fort Robotics surviving such merger as a wholly owned subsidiary of Newbury Street II (the “Surviving Corporation”). It is proposed that, upon the Closing, Newbury Street II will change its name to “Fort Robotics Holdings, Inc.”, following the Domestication and the Effective Time, is referred to herein as the “Combined Company.”

The Merger Agreement provides that the total consideration (the “Merger Consideration”) to be delivered at the Closing to Fort Robotics Security Holders as of immediately prior to the effective time of the Merger (the “Effective Time”) that have completed required transmittal documents will consist of a number of newly issued shares of Combined Company common stock, par value $0.0001 per share (“Combined Company Common Stock”) with an aggregate value equal to the sum of (i) $500 million, with each share of Combined Company Common Stock expected to be valued, for such purpose, at $10.00 per share, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amount, with the holders of Fort Robotics’ Simple Agreements for Future Equity entered into during the Interim Period (the “Permitted Company SAFEs”), if any, receiving in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs and in an aggregate amount of up to $10,000,000, and the portion of the Merger Consideration deliverable at the Closing to Fort Robotics Security Holders referred to as the “Stockholder Merger Consideration.” The Merger Agreement also provides that each outstanding stock option of Fort Robotics, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an option for shares of the Combined Company (the “Assumed Options”). All Company Convertible Securities (other than the Company Options and a certain outstanding warrant, that shall be assumed by the Combined Company) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, Fort Robotics, and the directors and officers of Newbury Street II entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated October 31, 2024 (the “Insider Letter”), by and among Newbury Street II, the Sponsor, and the directors and officers of Newbury Street II, which provides that (i) upon the Closing, up to 2,038,424 Class B Ordinary Shares held by the Sponsor (“Incentive Founder Shares”) that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, and Fort Robotics, entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares (the “Forfeited Founder Shares”), (ii) the Sponsor agreed that 453,159 Founder Shares (together with the Earnout Incentive Founder Shares (as defined below), the “Earnout Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets (as defined below) are achieved during the four-year period after Closing (the “Earnout Period”); (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares (the “Incentive Founder Shares”) to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such Incentive Founder Shares (the “Earnout Incentive Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and Sponsor shall forfeit the remaining Incentive Founder Shares at the Closing; provided, however, that such Incentive Founder Shares and Earnout Founder Shares described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter Amendment.

The Earnout Founder Shares shall vest and no longer be subject to forfeiture as follows (such criteria, the “Share Price Targets”):

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture; and

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $15.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, the remaining 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture.

Simultaneously with the execution of the Merger Agreement, Newbury Street II entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain institutional/accredited investors (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Newbury Street II 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price of approximately $31.25 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). The Initial PIPE Subscription Agreements is attached to the accompanying proxy statement/prospectus as Annex E. Under the Initial PIPE Subscription Agreements, each of the Initial PIPE Investors has the option (at the election of such Initial PIPE Investor) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. The consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). As part of the Initial PIPE Investment, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, subscribed for an aggregate purchase price of $5,000,000, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, subscribed for an aggregate purchase price of $1,000,000. Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Newbury Street II and Fort Robotics. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect, as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (i) upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries on a timely basis to consummate the Transactions, subject to customary exceptions with respect to clause (i) above.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Fort Robotics to Newbury Street II; (iv) Newbury Street II’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Merger Agreement.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of directors’ and officers’ tail liability insurance; and (c) use of trust account proceeds.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Newbury Street II and Fort Robotics with the SEC under the Securities Act of 1933, as amended, to register the shares of Newbury Street II common stock to be issued as Merger Consideration Shares and the securities of Newbury Street II deemed reissued in the Domestication.

The Registration Statement also will contain Newbury Street II’s proxy statement to solicit proxies from Newbury Street II’s shareholders to approve, among other things, at an extraordinary general meeting of Newbury Street II’s shareholders to be called and held for such purpose among other things, (i) the Merger Agreement and the Business Combination, including the Merger and the Domestication; (ii) to the extent required by Nasdaq, the issuance of any shares in connection with the Transaction Financing (as defined below), including the approval of the issuance of more than 20% of the outstanding Newbury Street II common stock; (iii)  the Domestication, including adoption of the new organizational documents of Newbury Street II after the Domestication; (iv) the change of name of Newbury Street II to “Fort Robotics Holdings, Inc.” and the adoption and approval of the new amended and restated organizational documents of Newbury Street II; (v) the adoption and approval of a new equity incentive plan of the Surviving Corporation; (vi) the appointment of the members of the post-Closing board of directors of Newbury Street II; (vii) the approval and adoption of the Insider Letter Amendment and (viii) such other matters as Fort Robotics and Newbury Street II may mutually determine to be necessary or appropriate in order to effect the Merger, the Domestication and the other transactions contemplated by the Merger Agreement.

In addition, Fort Robotics agreed that as promptly as practicable after the Registration Statement has become effective, the requisite vote of Fort Robotics stockholders, by resolutions duly adopted at a meeting of Fort Robotics’ stockholders or by unanimous written consent, shall have authorized, approved and consented to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Agreements to which Fort Robotics is or is required to be a party or bound, and the consummation of the Business Combination, including the Mergers and the Domestication.

The parties agreed that the post-Closing board of directors will consist of at least five but not more than seven individuals, with such number to be mutually agreed by Newbury Street II and Fort Robotics. The post-Closing board will include (i) two persons designated by Newbury Street II prior to the Closing, at least one of whom will qualify as independent under Nasdaq (or, if applicable, NYSE) rules, (ii) three persons designated by Fort Robotics prior to the Closing, at least two of whom will be required to qualify as independent under Nasdaq (or, if applicable, NYSE) rules, and (iii) up to an additional two persons as mutually agreed by Newbury Street II and Fort Robotics. The post-Closing board will serve staggered terms divided into three classes. In addition, If the completion window of Newbury Street II would otherwise terminate before the Closing can be consummated, Newbury Street II shall seek, and use its reasonable best efforts to obtain, an extension from its shareholders in accordance with Newbury Street II’s Current Charter and the IPO Prospectus, to a date that is no earlier than the then-applicable Outside Date (or such other date as agreed in writing by Newbury Street II and Fort Robotics, such consent not to be unreasonably withheld, conditioned or delayed).

During the Interim Period, Newbury Street II may enter into financing agreements with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as trust account non-redemption or backstop arrangements or otherwise), in each case with the prior consent of Fort Robotics and on terms mutually agreeable to Fort Robotics and Newbury Street II, acting reasonably (an “Additional Transaction Financing”, together with the Initial PIPE Investment (as defined below), a “Transaction Financing”). During the Interim Period, Fort Robotics may enter into the Permitted Company SAFEs in a form in compliance with the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Newbury Street II; (ii) approval of the stockholders of Fort Robotics; (iii) approvals of any required governmental authorities and completion of the HSR Act expiration periods; (iv) no law preventing the Business Combination; (v) the Registration Statement having been declared effective by the SEC; (vi) approval for listing on Nasdaq or NYSE of the Newbury Street II common stock to be issued in connection with the Business Combination; and (vii) consummation of Domestication.

In addition, unless waived by Fort Robotics, the obligations of Fort Robotics to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Newbury Street II of customary certificates and other Closing deliverables: (i) (a) the fundamental representations and warranties of Newbury Street II being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Newbury Street II being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Newbury Street II; (ii) Newbury Street II having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing and (iii) the absence of any Material Adverse Effect with respect to Newbury Street II since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Newbury Street II, the obligations of Newbury Street II, Merger Sub to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Fort Robotics of customary certificates and other Closing deliverables and ancillary documents: (i) (a) the fundamental representations and warranties of Fort Robotics being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Fort Robotics being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Fort Robotics and its subsidiaries; (ii)  Fort Robotics having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Fort Robotics and its subsidiaries since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Newbury Street II and Fort Robotics; (ii) by either Newbury Street II or Fort Robotics, if any of the conditions to Closing have not been satisfied or waived by May 17, 2027, subject to extension if Newbury Street II seeks and receives an extension of its deadline to consummate an initial business combination; (iii) by either Newbury Street II or Fort Robotics, if a governmental authority of competent jurisdiction has issued a final, non-appealable order or taken any other final, non-appealable action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, or if any law has been adopted that permanently makes consummation of such transactions illegal or otherwise prohibited; (iv) by either Newbury Street II or Fort Robotics in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not in breach under the Merger Agreement so as to prevent the conditions to Closing to be satisfied); (v) by Newbury Street II if there has been a Material Adverse Effect on Fort Robotics and its subsidiaries following the date of the Merger Agreement, which is uncured and continuing; (vi) by Fort Robotics if there has been a Material Adverse Effect on Newbury Street II following the date of the Merger Agreement, which is uncured and continuing; (vii) by either Newbury Street II or Fort Robotics, if Newbury Street II holds the extraordinary general meeting of its shareholders to approve the Merger Agreement and the Business Combination, and the required shareholder approval is not obtained; and (viii) by either Newbury Street II or Fort Robotics, if Fort Robotics holds its special meeting, and the required Fort Robotics shareholder approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto, except for liability for fraud or for willful breach of any covenant, obligation or agreement in the Merger Agreement prior to termination.

Trust Account Waiver

Fort Robotics agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

U.S. Federal Income Tax Consequences

Holders of Newbury Street II Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers. Fort Robotics and Newbury Street II intend the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Mergers, taken together, qualify as a reorganization, then holders of Company Common Stock should not recognize gain or loss as a result of the exchange, pursuant to the Mergers, of Company Common Stock for shares of Combined Company Common Stock (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers for Fort Robotics, Newbury Street II and Holders of Company Common Stock”). For a more detailed discussion of the U.S. federal income tax consequences of the Mergers, see “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants — Tax Considerations of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Mergers for Fort Robotics, Newbury Street II and Holders of Company Common Stock.”

Risk Factors

In evaluating the Business Combination and the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. Among these important risks are the following:

SUMMARY OF RISK FACTORS

In evaluating the Proposals to be presented at the Newbury Street II Extraordinary General Meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related to Fort Robotics are summarized below. References in the summary below to “we,” “us,” “our” and “the Company” refer to Fort Robotics.

Risks Related to Fort Robotics’ Business

●	We have incurred significant operating losses since inception and cannot assure you that we will ever achieve or sustain profitability.

●	We have a limited operating history, our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	Failure to manage our planned growth could place a significant strain on our resources.

●	Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, "flaws") in our platform, products and services, failure of our platform or products to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, personal injury or property damage and significant security or safety concerns, and our warranty obligations may result in unanticipated costs, each of which could materially and adversely affect our results of operations, financial condition or reputation.

●	Even if our platform and products perform properly and our platform and products are used as intended, if personal injuries occur while operating our platform, products or third-party systems or products that incorporate our platform and products, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.

●	We do not control certain aspects of the manufacturing process and if critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.

●	Material delays or defaults in customer payments could leave us unable to cover expenditures, including the payment of our suppliers and contractors.

●	Certain of our officers, employees, contractors and other service providers may work in environments that involve inherent risks, and a failure to maintain a safe work environment could result in significant losses.

●	Our products are subject to a lengthy sales cycle and our customers may cancel or change their product plans after we have expended substantial time and resources in the design of their products.

●	Our platform, products and services have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale.

●	If we fail to respond to evolving technological changes and artificial intelligence, our platform, products and services could become obsolete or less competitive.

●	We expect to continue to incur substantial R&D costs and devote significant resources to identifying and commercializing new products, which could significantly increase our losses and may never result in revenue for us.

●	We may not have sufficient resources to fund our operating costs or all of our future research and development and capital expenditures or possible acquisitions or joint ventures.

●	If our platform and products do not interoperate with our customers’ other systems, the purchase or use of our platform, products and services may be delayed or cancelled.

●	We operate in a competitive market.

●	The implementation of AI and machine learning technologies in our products may result in reputational harm, liability, increased expenditures, or other adverse consequences to our business operations.

●	Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

●	We face uncertainty and adverse changes in the economy.

●	We currently do not have long-term supply contracts with guaranteed pricing which exposes us to fluctuations in component, materials and equipment prices. Substantial increases in these prices would increase our operating costs and could adversely affect our business, prospects, financial condition and operating results.

●	If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

●	We may engage in merger and acquisition activities and joint ventures, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

●	If we fail to develop and maintain widespread positive awareness of our brand, our business may suffer.

●	We rely on our management team and other key team members and will need additional personnel to grow our business, and the loss of one or more key team members or our inability to hire, integrate, train and retain qualified personnel, could harm our business.

●	Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

●	We will be affected by operational risks and may not be adequately insured for certain risks.

●	Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.

●	Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

●	Our management has limited experience in operating a public company.

Risks Related to Legal Claims and Regulatory Compliance

●	We are subject to governmental export and import control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business, prospects, financial condition and results of operations.

●	Changes to trade policy, tariffs and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

●	We are subject to legal and regulatory proceedings and commercial or contractual disputes from time to time, which could have an adverse effect on our profitability and financial position.

●	We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products. Some of our customers also require that we comply with their own unique requirements relating to these matters.

●	We are subject to various environmental laws and regulations that could impose substantial costs.

●	We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Risks Related to Intellectual Property

●	Our ability to protect our intellectual property and proprietary technology is uncertain.

●	Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.

●	If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

●	We use open-source software in our products and services that may subject our products and services to general release or require us to re-engineer our products and services, which may cause harm to our business.

●	Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

●	Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our competitive position.

●	We may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs (including indemnification of third parties or costly licensing arrangements (if licenses are available at all)) and limit our ability to use certain key technologies in the future or require development of non-infringing products, services, or technologies, which could result in a significant expenditure and otherwise harm our business.

Risks Related to Financial Results

●	We will need to generate significant sales to achieve profitable operations.

●	Our future profitability may be dependent upon achieving cost reductions and projected economies of scale from increasing manufacturing quantities of our products. Failing to achieve such reductions in manufacturing costs and projected economies of scale could materially adversely affect our business.

●	If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations.

●	Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.

●	If our internal controls over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

●	Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

●	In the future we may be required to record significant charges for impairment of our long-lived assets, other assets or investments.

●	Changes in tax laws could adversely affect our business prospects and financial results.

Risks Related to the Business Combination and Newbury Street II

●	Since the Sponsor has interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Fort Robotics is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.

●	Newbury Street II and Fort Robotics will incur significant transaction and transition costs in connection with the Business Combination.

●	The announcement of the proposed Business Combination could disrupt Fort Robotics’ relationships with its business partners and others, as well as its operating results and business generally.

●	Subsequent to consummation of the Business Combination, the Combined Company may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the Combined Company’s financial condition, results of operations and the Combined Company’s share price, which could cause you to lose some or all of your investment.

●	The historical financial results of Fort Robotics and unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

●	Neither the Newbury Street II Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Newbury Street II is paying for Fort Robotics is fair to Newbury Street II—and, by extension, its securityholders—from a financial point of view.

●	If Newbury Street II’s due diligence investigation of Fort Robotics and the Target Companies was inadequate, then Newbury Street II’s shareholders (as stockholders of the Combined Company following the Business Combination) could lose some or all of their investment.

●	Nasdaq or NYSE may not list the Combined Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

●	Neither Newbury Street II nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration in the event that any of the representations and warranties made by Fort Robotics in the Merger Agreement ultimately proves to be inaccurate or incorrect.

Risks Related to Combined Company Common Stock Following the Transactions

●	The market price of Combined Company Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

●	The Combined Company does not currently intend to pay dividends on its common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of Combined Company Common Stock.

●	Future sales of shares of Combined Company Common Stock may depress its stock price.

Risks Related to Redemption

●	There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEWBURY STREET II

You should read the following selected historical financial data of Newbury Street II together with Newbury Street II’s audited financial statements and the related notes included elsewhere in this proxy statement/prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Newbury Street II” section of this prospectus. Newbury Street II has derived the statements of operations data for the years ended December 31, 2025 and 2024, and the balance sheets data as of December 31, 2025 and 2024, from Newbury Street II’s audited financial statements included elsewhere in this proxy statement/prospectus. Newbury Street II’s historical results are not necessarily indicative of the results that may be expected in the future.

	For the Year ended December 31, 2025	For the Period from June 18, 2024 (Inception) Through December 31, 2024
Statements of Operations Data
Total operating expenses	$(688,452)	$(175,611)
Total other income (expense)	$7,309,444	$1,217,835
Net income (loss)	$6,620,992	$1,042,224

Balance Sheets Data	As of December 31, 2025	As of December 31, 2024
Total current assets	$896,267	$1,447,286
Total assets	$182,743,641	$176,114,288
Total shareholders’ equity (deficit)	$(5,288,537)	$(4,642,490)
Common stock subject to possible redemption	$181,847,374	$174,580,335
Total current liabilities	$147,304	$138,943
Total liabilities	$6,184,804	$6,176,443

SELECTED HISTORICAL FINANCIAL INFORMATION OF FORT ROBOTICS

You should read the following selected historical financial data of Fort Robotics together with Fort Robotics’ audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fort Robotics” section of this prospectus. Fort Robotics has derived the consolidated statements of operations data for the years ended December 31, 2025 and 2024, and the consolidated balance sheets data as of December 31, 2025 and 2024, from Fort Robotics audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Fort Robotics’ historical results are not necessarily indicative of the results that may be expected in the future.

Selected Statement of Operations Data

	For the year ended December 31, 2025	For the year ended December 31, 2024

Total Revenue	$11,585,391	$7,169,589
Cost of Revenues	$3,911,402	$2,115,980
Gross Margin	$7,673,989	$5,053,609
Gross Margin Percentage	66%	70%
Operating expenses	$12,266,126	$10,340,047
Other expense, net	$(3,918)	$(209,203)
Net loss	$(4,596,055)	$(5,495,641)

Selected Balance Sheet Data

	As of December 31, 2025	As of December 31, 2024

Total current assets	$10,461,032	$7,644,762
Total assets	$12,154,730	$9,540,735
Total current liabilities	$2,141,762	$7,314,880
Total long-term liabilities	$2,165,434	$2,498,508
Total stockholders’ equity (deficit)	$7,847,534	$(272,653)

MARKET PRICE AND DIVIDEND INFORMATION

Newbury Street II

Holders

As of [ ], 2026, there were [ ] holders of record of Units, [ ] holders of record of Newbury Street II Class A Ordinary Shares and [ ] holders of record of the Public Warrants.

Ticker Symbol and Market Price

The Units, the Newbury Street II Class A Ordinary Shares and the Public Warrants are currently listed on the Nasdaq under the symbols “NTWOU,” “NTWO” and “NTWOW,” respectively. The closing price of the Units, the Newbury Street II Class A Ordinary Shares and the Public Warrants on [ ], 2026, the last trading day before announcement of the execution of the Merger Agreement, was $[ ], $[ ] and $[ ] respectively. As of [ ], 2026, the Newbury Street II Class A Ordinary Shares, the Units and the Public Warrants was $[ ], $[ ] and $[ ], respectively.

Dividend Policy

Newbury Street II has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Fort Robotics

Currently, there is no public market for Fort Robotics’ securities.

Dividend Policy of the Combined Company Following the Business Combination

The payment of cash dividends in the future will be dependent upon the Combined Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Combined Company Board.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included in this proxy statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, the Combined Company’s business, financial condition or results of operations. You should carefully consider the risks described below and the other information included in this proxy statement/prospectus before you decide how you want to vote on the merger proposal. If any of the events described below occur, the Combined Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Combined Company’s securities and you therefore may lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this proxy statement/prospectus, including the consolidated financial statements of Newbury Street II and Fort Robotics and the accompanying notes. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Newbury Street II and Fort Robotics. The business, financial condition or results of operations of each of Newbury Street II and Fort Robotics could be affected materially and adversely by any of the risks discussed below. Unless the context otherwise requires, all references in this “Risk Factors” section, other than the subsections “Risks Related to the Business Combination and Newbury Street II,” “Risks Related to Redemption,” “Risks if the Adjournment Proposal is Not Approved” and “General Risk Factors” to “we,” “us,” “our” or our “company” refer to Fort Robotics.

Risks Related to Fort Robotics’ Business and Industry

We have incurred significant operating losses since inception and cannot assure you that we will ever achieve or sustain profitability.

Since our inception, we have incurred significant net losses. We have generated net losses of $4.6 million and $5.5 million for the years ended December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025 and December 31, 2024, we had an accumulated deficit of approximately $52.8 million and $48.2 million, respectively. To date, we have financed our operations primarily through sales of our equity securities and debt financing.

We expect our operating expenses to increase significantly as we pursue our growth strategy, including expending substantial resources for research, development and marketing. The extent of our future operating losses and the timing of profitability are highly uncertain, and we expect to continue incurring significant expenses and operating losses over the next several years. Any additional operating losses may have a material and adverse effect on your investment, and we cannot assure you that we will ever be able to achieve profitability.

Even if we achieve profitability, we may not be able to sustain or increase such profitability. Additionally, our costs may increase in future periods and we may expend substantial financial and other resources on, among things, sales and marketing, the hiring of additional officers, employees, contractors and other service providers, and general administration, which may include a significant increase in legal and accounting expenses related to public company compliance, continued compliance and various regulations applicable to our business or arising from the growth and maturity of our company. Our failure to become and remain profitable may depress the value of our company, adversely affect the value of your investment and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain regulatory approvals, diversify our product and service offerings or continue our operations.

We have a limited operating history, our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We were founded in 2018. Therefore, our ability to accurately forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance.

Further, in future periods, our revenue could decline or our revenue growth rate could slow.

Many factors may contribute to this decline, including changes to technology, increased competition, slowing demand for our platform or products, a failure by us to continue capitalizing on growth opportunities, our failure, for any reason, to continue to take advantage of growth opportunities and a global economic downturn, among others. If our growth rate declines, investors’ perceptions of our business and the market price of our common stock could be adversely affected.

In addition, we expect to continue to responsibly expend financial and other resources to align with our:

●	product and platform development, including investments in our product development team and the development of new features and functionality for platform and products, including those related to AI;

●	expansion and enablement of our sales, services, and marketing organization to increase brand awareness and drive adoption of our platform and products;

●	acquisitions or strategic investments; and

●	general administration, including increased legal and accounting expenses.

These investments may not result in increased revenue in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and operating results will be harmed, and we may not be able to achieve or maintain profitability.

Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and maintain profitability.

Failure to manage our planned growth could place a significant strain on our resources.

Our ability to successfully implement our business plan requires an effective plan for managing our future growth. We plan to increase the scope of our operations. Current and future expansion efforts will be expensive and may significantly strain our managerial and other resources and ability to manage working capital. To manage future growth effectively, we must manage expanded operations, integrate new personnel and maintain and enhance our financial and accounting systems and controls. If we do not manage growth properly, it could harm our business, financial condition or results of operations and make it difficult for us to satisfy our debt obligations.

We may be unsuccessful in achieving our organic growth strategies, which could limit our revenue growth or financial performance. Our ability to generate organic growth will be affected by our ability to, among other things:

●	attract new customers;

●	increase the number of services and products offered to our existing customers;

●	expand our solutions into additional industries;

●	maintain profitable gross margins;

●	achieve the estimated revenue we announced from new customer contracts;

●	hire and retain qualified employees;

●	expand the range of our products and services we offer to customers;

●	expand geographically, including internationally; and

●	address the challenges presented by difficult and unpredictable global and regional economic or market conditions that may affect us or our customers.

Many of the factors affecting our ability to generate organic growth may be beyond our control, and we cannot be certain that our strategies for achieving internal growth will be attempted, realized or successful.

The market for our platform, products and services is relatively new and rapidly evolving with uncertain growth expectations which would adversely affect our future results and the trading price of our common stock.

Because the market for our platform, products and services is relatively new and rapidly evolving, it is difficult to predict customer adoption, customer demand for our platform, products or services, the size and growth rate of this market, the entry of competitive products or platforms, or the success of existing competitive products or platforms. Any expansion or contraction in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform, products and services and the appetite and ability of OEMs to use and pay for the products we provide. Further, even if the overall market for the type of platform, products and services we provide continues to grow, we face intense competition from larger and more well-established providers and we may not be able to compete effectively or achieve market acceptance of our platform, products and services. If we or our competitors experience security, personal injury or property damage incidents, loss of customer data, or disruptions in delivery or service, the market for our industry as a whole, including our platform, products and services, may be negatively affected. If the market for our platform, products or services does not achieve widespread adoption, we do not compete effectively in this market, or there is a reduction in demand for our platform, products or services caused by a lack of customer acceptance, implementation challenges for deployment, technological challenges, competing technologies and services, decreases in spending by our customers, including as a result of global business or macroeconomic conditions, including geopolitical conflicts, inflation, tariffs, volatile interest rates, uncertainty with respect to the federal budget, debt ceiling and potential government shutdowns, volatility of the global debt and equity markets, actual or perceived instability in the global banking sector, or otherwise, it could result in reduced customer usage of our platform, products and services and decreased revenues, which would adversely affect our business operations and financial results.

Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, "flaws") in our platform, products and services, failure of our platform or products to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, personal injury or property damage and significant security or safety concerns, and our warranty obligations may result in unanticipated costs, each of which could materially and adversely affect our results of operations, financial condition or reputation.

The design, development and use of our platform and products involve certain inherent risks. New products generally suffer from flaws that are found, often as a result of customer use, and fixed over time. Real or perceived flaws in our platform, products or designs, connectivity issues, unanticipated or unintended use of our platform or products, user errors or inadequate disclosure of risks relating to the use of our platform or products, among others, can lead to injury, property damage or other adverse events. We have conducted, are conducting and plan to continue to conduct extensive testing of our platform and products, in some instances in collaboration with our customers, to ensure that any such issues can be identified and addressed. However, we may not be able to identify all such issues or, if identified, efforts to address them may not be effective in all cases, and our platform and product testing may not be adequate. We plan to conduct investigations, where applicable, to identify the cause or causes of incidents and, when appropriate, implement changes to testing protocols or to our platform and products to prevent such incidents from reoccurring. However, any implemented improvements may not fully prevent similar or other incidents in the future. Moreover, because of the size and weight of the third-party systems that may in the future use our platform and products, and the nature and variability of the environments and industries in which we expect our platform and products to be used, adverse events relating to the use of our platform and products could include significant injuries or even death. To the extent that flaws or connectivity issues are discovered during or after platform or product development, we may experience delays in the development and/or sale of our platform or products while the issues are resolved. For example, we continue our efforts to increase platform and product reliability and stability and conduct ordinary course product testing and debugging, which may result in platform or product development or commercialization delays. If any flaws and related issues that may arise cannot be adequately resolved, platform and product sales may not occur and/or resume.

In addition, we may not be aware of flaws until injury to person or property has occurred. Such adverse events could lead to safety alerts relating to our platform and products (either voluntary or required by governmental authorities), and could result, in certain cases, in the removal of our platform and products from the market. Flaws could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product approvals.

Complex software may frequently experience errors, especially when first introduced. Our platform is complex and may experience errors or performance problems in the future. A failure of any part of our platform and products could result in property damage, serious injury or even death. We plan to implement bug fixes and upgrades as part of our regular software maintenance, which may lead to downtime. Even if we are able to implement bug fixes and upgrades in a timely manner, customers and operators also may fail to install updates and fixes to the software for several reasons, including poor connectivity or inattention. Any such occurrence could cause delay in market acceptance of our software products, damage to our reputation, increased service and warranty costs, product liability claims and loss of revenue.

We anticipate that in the ordinary course of business we may be subject to product liability claims alleging flaws in the design of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments, damage our reputation or require significant costs to redesign or fix our software or products. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

In addition to product liability exposure, we face risks associated with our warranty obligations. We generally warrant our products, including hardware and software, for a period of one year from the date of receipt of the product by the customer. After the first year, the customer can pay for extended hardware warranty and software maintenance and upgrades on an annual basis in advance. Estimated future product warranty claims are based on the expected number of field failures over the warranty commitment period, the term of the product warranty period, and the costs for repair, replacement and other associated costs. Our warranty obligations are affected by product failure rates, claims levels, material usage and product re-integration and handling costs. While costs that we have incurred historically under our warranty obligations have not been material, the costs associated with such warranties, including any warranty related legal proceedings, are variable and could have a material adverse effect on our business, financial condition or results of operations.

Because our products are relatively new and we do not yet have the benefit of long-term experience observing products’ performance in various industries, our estimates of a product’s lifespan and incidence of claims may be inaccurate. A product recall or a significant number of product returns could be expensive, damage our reputation and relationships with customers and other third-party vendors, result in the loss of business to competitors and result in litigation against us. Costs associated with field replacement labor, hardware replacement, re-integration with third-party products, handling charges, correcting defects, errors and bugs, or other issues could be significant. Should actual product failure rates, claims levels, material usage, product re-integration and handling costs, defects, errors, bugs or other issues differ from the original estimates, we could end up incurring materially higher warranty or recall expenses than we anticipate.

Even if our platform and products perform properly and our platform and products are used as intended, if personal injuries occur while operating our platform, products or third-party systems or products that incorporate our platform and products, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.

Our platform and products contain complex technology and must be used as designed and intended in order to operate safely and effectively. Even if our platform and products are used as designed and intended, customers may not operate our platform, products or complex third-party systems and platforms that use our products safely and effectively. In addition, we cannot predict all the ways in which the proper use or misuse of our platform or products can lead to injury or damage to property, and our training resources and safety systems may not be successful at preventing all incidents. If personal injury or damage to property were to occur while operating our platform or products in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.

We do not control certain aspects of the manufacturing process and if critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.

Our reliance on a small number of third party contractors to complete manufacturing, certain research and development and deployment functions reduces our control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, product costs and product supply including delays in transportation and delivery. Any manufacturing disruption by our usual contractors could impair our ability to fulfill orders. We may be unable to manage our relationships with our usual contractors effectively as they may experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, customer concerns about the contractor or our failure to extend existing task orders or issue new task orders, or otherwise fail to meet our future requirements for timely delivery. Similarly, to the extent that our usual contractors procure materials on our behalf, we may not benefit from any warranties received by our usual contractors from the suppliers or otherwise have recourse against the original supplier of the materials or even the manufacturer. In such circumstances, if the original supplier were to provide us or our usual contractors with faulty materials, we might not be able to recover the costs of such materials or be compensated for any damages that arise as a result of the inclusion of the faulty components in our products.

If any of our contractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, then our ability to fulfill our obligations may be jeopardized. In addition, the absence of qualified contractors with whom we have a satisfactory relationship could adversely affect the quality of our products and our ability to perform under some of our contracts. One or more of our usual contractors may suffer an interruption in its business, or experience delays, disruptions or quality control problems in its manufacturing operations, or seek to terminate its relationship with us, or we may choose to change or add additional contractors for other reasons. Additionally, we do not have long-term supply agreements with our usual contractors. As a result, we may be unable to renew or extend our agreement on terms favorable to us, or at all. Although the manufacturing services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it may be risky, time consuming and costly to qualify and implement new manufacturer relationships.

In addition, certain raw materials and components used in the manufacturing of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. The market for electronic components, including semiconductors and other critical components used in our products, is subject to fluctuations in supply and demand, and shortages may occur from time to time. If any shortages occur and we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products.

Material delays or defaults in customer payments could leave us unable to cover expenditures, including the payment of our suppliers and contractors.

Because of the nature of most of our contracts, we commit resources to customer orders prior to receiving payments from our customers in amounts sufficient to cover expenditures as they are incurred. In certain cases, these expenditures include paying our contractors and suppliers and purchasing parts. If a customer defaults in making its payments on an order or orders to which we have devoted significant resources, it could have a material adverse effect on our business, financial condition or results of operations.

Certain of our officers, employees, contractors and other service providers may work in environments that involve inherent risks, and a failure to maintain a safe work environment could result in significant losses.

Certain of our work environments, including product testing, manufacturing and customer deployment sites, can place our officers, employees, contractors and other service providers and others, including third parties, in proximity to autonomous machines, high voltage systems, moving equipment or other safety hazards. Safety is a primary focus of our business and maintaining a good reputation for safety is critical to our business. Many of our customers require that we meet certain safety criteria to be eligible to do business with them. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our company. Maintaining such programs involves variable costs which may increase as governmental, regulatory and industry safety standards evolve, and any increase in such costs may materially affect our business, financial condition or results of operations. Further, if we fail to implement appropriate safety procedures or if our procedures fail, our officers, employees, contractors and other service providers, including third parties, may suffer injuries. Failure to comply with such procedures, customer requirements or applicable regulations, or the occurrence of such injuries, could subject us to material losses and liability and may adversely impact our ability to obtain customers in the future or to hire and retain talented officers, employees, contractors, and other services providers, therefore materially adversely affecting our business, financial condition or results of operations.

Our products are subject to a lengthy sales cycle and our customers may cancel or change their product plans after we have expended substantial time and resources in the design of their products.

Many of our customers are conservative in their decision-making process. Sales cycles for new customers can vary from several months to a year or more depending on a number of factors, including whether the customer is subject to industry-specific safety or regulatory requirements, and annual budget cycles. During this lengthy sales cycle, our potential customers may cancel or change their product plans. In addition, we are working with leading customers in our target markets to define our future products. If customers cancel, reduce or delay product orders from us, or choose not to release products that incorporate our devices after we have spent substantial time and resources developing products or assisting customers with their product design, our revenue levels may be less than anticipated and our business, results of operations and financial condition may be materially adversely affected.

Our platform, products and services have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale.

Our current platform, products and services have only been developed in the last several years, will continue to evolve and operating them efficiently can be complex. As the size, complexity and scope of not only our platform, products and services but also the industries in which we operate grow, we may encounter unforeseen operational, technical and other challenges, some of which could cause significant delays, trigger contractual penalties, result in unanticipated expenses, and/or damage to our reputation, each of which could materially and adversely affect our business, financial condition and results of operations.

If we fail to respond to evolving technological changes and artificial intelligence, our platform, products and services could become obsolete or less competitive.

We operate in highly competitive industries characterized by new and rapidly evolving technologies, such as artificial intelligence, standards, regulations, customer requirements, as well as frequent product introductions and revisions. Accordingly, our operating results depend upon our ability to develop and introduce new products, software and services, and also on our ability to reduce production costs of our existing products and costs generally. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing platform, products and services or acceptable new products and services that keep pace with technological developments or industry standards, our platform, products and services may become obsolete, less marketable and less competitive and our business, financial condition or results of operations could be significantly harmed.

In addition, we have incorporated and continue to incorporate artificial intelligence into our platform, products and services, and these applications may become more important to our operations or to our future growth over time. We expect to rely on artificial intelligence solutions to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from artificial intelligence or at all. We may also fail to properly implement, scale or market our artificial intelligence solutions. Some of our competitors and third parties have greater resources, better competitive positions in certain areas, greater operating capabilities, greater access to sources of data, information, technology (including artificial intelligence) or other services or strategic relationships and/or easier access to financing, which could prove to be advantageous in developing and implementing artificial intelligence products and solutions. These advantages may allow them to respond more effectively to changes in technology, customer needs and preferences and market conditions, including by developing new or enhanced products and services or leveraging new technologies, including artificial intelligence, more quickly or successfully than us, which could impair our ability to compete effectively and adversely affect our operating results.

We must also continue to meet the changing expectations and requirements of our customers. Any failure of our platform or products to operate effectively with future software, such as third-party robotic operating systems, technologies and third-party platforms or to evolve and scale to address the changing needs of our customers could reduce the demand for our products or result in customer dissatisfaction. Further, uncertainties about the timing and nature of new software, technologies or third-party platforms, or modifications to our platform or products or existing software, technologies or platforms, could increase our research and development expenses. If we are not successful in developing modifications and enhancements to our platform or products or if we fail to introduce new products and applications to market in a timely fashion, our platform products might become less marketable, less competitive or obsolete, and consequently our revenue growth might be significantly impaired and our business, operating results and financial condition could be harmed.

We expect to continue to incur substantial R&D costs and devote significant resources to identifying and commercializing new products, which could significantly increase our losses and may never result in revenue for us.

Our future growth depends on developing our products, penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to continue to incur substantial R&D costs as part of our efforts to design, develop, manufacture and commercialize new products, and enhance existing products, and as such these costs may increase in the future. Because we account for R&D as an operating expense, these expenditures will adversely affect our results of operations in the future. Further, our R&D program may not produce successful results, and our new products may never achieve market acceptance, create additional revenue or become profitable.

We may not have sufficient resources to fund our operating costs or all of our future research and development and capital expenditures or possible acquisitions or joint ventures.

We had $5.7 million in cash and cash equivalents as of December 31, 2025. Although we expect our current cash balance combined with the proceeds from the PIPE Financing will address our capital needs through 2028, we cannot assure you that this will be the case. Our operating environment is increasingly challenging, and our business and strategic plans may consume resources faster than we presently anticipate. In order to remain competitive, we must make substantial investments in research and development. Our platform and products may require significant resources to develop both hardware and software solutions. Challenges of integrating new functionality into products and also integrating them successfully with our customers’ equipment, along with the evolution of our customers’ performance requirements during development, may also increase R&D costs. Customer demands for changes to our platform or products to meet such performance requirements are difficult to predict both in terms of timing and cost. We may be unable to fund all of our research and development and capital investment needs or possible acquisitions or joint ventures, and we may have to pass on valuable long-term opportunities that arise if we do not have sufficient capital resources. We may be required to raise additional capital which may not be available on acceptable terms or at all. An inability to fund our future R&D, capital expenditures and platform and product development needs could have a material adverse effect on our business, results of operations and financial condition.

If our platform and products do not interoperate with our customers’ other systems, the purchase or use of our platform, products and services may be delayed or cancelled.

Our platform and products are designed to interface with our customers’ other systems, each of which may have different specifications and utilize multiple protocol standards and products from other vendors. Our platform and products will be required to interoperate with many or all of these products as well as future products in order to meet our customers’ requirements. If we find errors in the existing software or defects in the hardware used in our customers’ systems, we may need to modify our platform and products or services to fix or overcome these errors so that our products will interoperate with the existing software and hardware, which could be costly and negatively affect our business, financial condition, and results of operations. In addition, if our platform, products and services do not interoperate with our customers’ systems, customers may seek to hold us liable, demand for our products could be adversely affected or orders for our products could be delayed or cancelled. This could hurt our operating results, damage our reputation or brand, and seriously harm our prospects, business, financial condition or results of operations.

We operate in a competitive market.

We face competition and new competitors will continue to emerge throughout the world. Services and products offered by our competitors may take a larger share of customer spending than anticipated, which could cause revenue generated from our products and services to fall below expectations. It is expected that competition in these markets will intensify. If our competitors develop and market more successful products, solutions or services, offer competitive products, solutions or services at lower price points, or if we do not produce consistently high-quality and well-received products, solutions and services, our revenues, margins, and profitability may decline.

Our ability to compete effectively will depend on, among other things, our pricing of our platform, services and products, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, including artificial intelligence, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline of our customers.

The implementation of AI and machine learning technologies in our products may result in reputational harm, liability, increased expenditures, or other adverse consequences to our business operations.

We have implemented AI into our platform, products and services. The technologies underpinning these features exist in a rapidly-evolving regulatory and commercial environment which presents regulatory, litigation, ethical, reputational, and financial risks.

Many jurisdictions have proposed or enacted AI-specific regulations. These regulations impose requirements for transparency, human oversight, risk assessments, documentation, and expose us to increased risk of regulatory enforcement and litigation.

Furthermore, some of our future AI features may involve the processing of personal data subject to comprehensive privacy and data protection laws, including the California Consumer Privacy Act (the “CCPA”), Canada’s Protection and Electronic Documents Act (“PIPEDA”) and other federal, state, and foreign privacy and data protection laws. Specific obligations under these laws, such as requirements for lawful basis, data minimization, automated decision-making, and profiling, will apply equally to personal data processed by our AI features. The intersection of AI regulation and data protection law will create overlapping and potentially conflicting compliance obligations. Any difficulties in addressing privacy or data protection concerns relating to these AI features may result in liability, regulatory investigations, or reputational harm.

Our generative AI features may also generate output that is misleading, insecure, inaccurate, biased, harmful, or otherwise flawed, which may harm our reputation, business, or customers, or expose us to legal liability. In addition, as the prevalence and scrutiny of agentic AI systems increases, we may face heightened regulatory, litigation, ethical, reputational, and financial risks associated with AI systems that operate with greater autonomy or make consequential decisions. We rely on third-party vendors for the provision of the AI models which power many of our AI features. In the event those vendors encounter service disruption, materially and adversely change the terms on which they provide access to the models, or otherwise cease providing or change the basis on which they provide access to the models such that we can no longer obtain access, our ability to provide AI-powered features may be adversely affected.

Further, developing, testing, and offering AI-powered features may lead to greater than expected expenditures for our company because deploying AI systems involves high computing costs, which could adversely affect our gross margin, profitability, financial position, and cash flow.

We may also face risks related to the use of AI by our employees, contractors, or third-party service providers, including the inadvertent disclosure of confidential information or proprietary data to AI systems, or the generation of outputs that infringe third-party intellectual property rights. We have implemented policies governing the use of AI technologies, but we cannot guarantee that such policies will be fully effective or that violations will not occur.

Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

Security vulnerabilities may arise from our platform, products, employees, contractors or policies we have deployed, which may result in external parties gaining access to our platform, products, cloud datacenters, corporate computers, manufacturing systems, and or access to accounts we have at our suppliers, vendors, and customers. They may gain access to our data or our users’ or customers’ data or attack the networks causing denial of service or attempt to hold our data or systems in ransom. In addition, they may gain access to the machines, robots and equipment that our platform and products are designed to safely and securely control, which could cause physical harm to our customers, their employees, their property and their infrastructure. The vulnerability could be caused by inadequate account security practices such as failure to timely remove employee access when terminated. To mitigate these security issues, we have implemented measures throughout our organization, including firewalls, backups, encryption, employee information technology policies and user account policies. However, there can be no assurance these measures will be sufficient to avoid cyberattacks. If any of these types of security breaches were to occur and we were unable to protect sensitive data, or if such security breaches cause physical harm or damage, our relationships with our business partners and customers could be materially damaged, our reputation could be materially harmed, and we could be exposed to a risk of litigation and possible significant liability.

Further, if we fail to adequately maintain our infrastructure, we may have outages and data loss. Excessive outages may affect our ability to timely and efficiently deliver products to customers or develop new products and solutions. Such disruptions and data loss may adversely impact our ability to fulfill orders, patent our intellectual property or protect our source code and interrupt other processes. Delayed sales or lost customers resulting from these disruptions could adversely affect our business, financial condition or results of operations. Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information was to occur, our operations could be seriously disrupted, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

We face uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact our business. Future economic distress may result in a decrease in demand for our products, platform and services, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses, any of which could have a material adverse impact on our financial condition and operating results.

We currently do not have long-term supply contracts with guaranteed pricing which exposes us to fluctuations in component, materials and equipment prices. Substantial increases in these prices would increase our operating costs and could adversely affect our business, prospects, financial condition and operating results.

Because we currently do not have long-term supply contracts with guaranteed pricing, we are subject to fluctuations in the prices of the raw materials, parts and components and equipment we use in the production of our products. Substantial increases in the prices for such raw materials, components and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices of our products in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of our addressable market opportunity based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties’ projections, assumptions and estimates within our target markets, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If such third-party or internally generated data proves to be inaccurate or we make errors in our projections, assumptions or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our addressable market opportunity or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable end customers or companies covered by our addressable target market opportunity estimates will purchase our products or platform at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform, products and services, and those of our competitors. Even if our addressable market meets our size estimates, our business could fail to grow at similar rates, if at all. Accordingly, the information regarding the size of our addressable market opportunity included in this prospectus should not be taken as indicative of our future growth.

We may engage in merger and acquisition activities and joint ventures, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

As part of our business strategy, we have in the past and expect to continue to make investments in and/or acquire other companies, products, or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. Even if we complete acquisitions or joint ventures, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions or joint ventures we complete could be viewed negatively by customers or investors. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies or talent associated with such acquisitions, into our company, we may have depleted our capital resources without attractive returns, and the revenue and operating results of the combined company could be adversely affected.

We may face additional risks in connection with acquisitions and joint ventures, including:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

●	coordination of research and development and sales and marketing functions;

●	integration of product and service offerings;

●	retention of key team members from the acquired company;

●	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

●	integration of customers from the acquired company;

●	cultural challenges associated with integrating team members from the acquired company into our organization;

●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

●	additional legal, regulatory or compliance requirements;

●	financial reporting, revenue recognition or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;

●	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	unanticipated write-offs or charges; and

●	litigation or other claims in connection with the acquired company, including claims from terminated team members, customers, former stockholders or other third parties.

Further, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition or joint venture, each of which could affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede or may be beyond our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and adversely affect our operating results.

Our failure to address these risks or other problems encountered in connection with acquisitions activities and joint ventures could cause us to fail to realize the anticipated benefits of these acquisitions, investments or joint ventures, cause us to incur unanticipated liabilities, and harm our business generally.

If we fail to develop and maintain widespread positive awareness of our brand, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to our growth and that the importance of our maintaining positive brand metrics will increase as competition in our markets increase. Successfully promoting and maintaining our brand will depend on our ability to provide reliable products and solutions that meet the needs of our customers, our ability to successfully differentiate our products and solutions from those of our competitors, and the effectiveness of our marketing efforts. However, brand promotion activities may not generate the awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in promoting our brand.

If we fail to successfully promote and maintain positive awareness of our brand, or we fail to expand positive awareness of our newer products, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building investments. We have and may continue to experience reputational harm from, among other things, the introduction of new products, features, or services that do not meet customer expectations; our use of new and evolving technologies, including AI; service outages or disruptions; issues with product quality or performance; personal injury or property damage; and data security breaches or compliance failures. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners’ solutions or services. Any unfavorable publicity or perception of our brand or our applications, including any unfavorable customer experience, could negatively impact our ability to attract and retain customers and also make it more difficult to hire and retain employees.

We rely on our management team and other key team members and will need additional personnel to grow our business, and the loss of one or more key team members or our inability to hire, integrate, train and retain qualified personnel, could harm our business.

Our future success is dependent, in part, on our ability to hire, integrate, train, retain and motivate the members of our management team and other key team members throughout our organization. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, finance, support, product development, human resources, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

Competition for highly skilled personnel in our industry is intense, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we may experience in the future, difficulty in hiring and retaining highly skilled team members with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel with AI and machine learning backgrounds has been, and we expect it to continue to be, challenging.

Further, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team or other key team members, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have in the past, and may in the future, be subject to allegations that team members we hire have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such team member’s inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.

In addition, job candidates and existing team members often consider the value of the benefits and equity awards they receive in connection with their employment. If the perceived value of our benefits, equity, or equity awards declines, it may adversely affect our ability to retain highly skilled team members. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been and will continue to be a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity, and teamwork that we believe is important to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success.

We will be affected by operational risks and may not be adequately insured for certain risks.

We will be affected by a number of operational risks and we may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our platform or products, personal injury or death, environmental damage, adverse impacts on our operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition.

Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.

We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key business metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our key business metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial.

We may change our key business metrics from time to time, which may be perceived negatively. Given the rapid evolution of our industry, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, we may in the future make changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business could be adversely affected.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Once our products and platform are deployed, our customers depend on our technical support organization to resolve technical issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our services and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, operating results and financial position.

Our management has limited experience in operating a public company.

Some of our executive officers have limited or no experience in the management of a publicly traded company. As a public company, we are subject to significant regulatory oversight and reporting obligations under federal securities laws, and certain executives’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. Additionally, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.

Risks Related to Legal Claims and Regulatory Compliance

We are subject to governmental export and import control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business, prospects, financial condition and results of operations.

Our products and services are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. In addition, complying with export control and sanctions regulations for a particular sale may be time-consuming and result in the delay or loss of sales opportunities. Exports of our products and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

Changes to trade policy, tariffs and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

Changes in global political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we may purchase components, sell our products or conduct our business could adversely affect our business. The United States has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. In February 2026, the U.S. Supreme Court struck down certain tariffs, and the U.S. government has indicated it may impose replacement or supplemental tariffs in response to the decision, increasing uncertainty around the future tariff framework and the timing and magnitude of any replacement measures. It is unclear what action the presidential administration or Congress will take with respect to these proposals, or what actions may be taken by other countries in retaliation. As a result of these proposals, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. For example, such changes could adversely affect the construction, agriculture and manufacturing markets in which we operate, our ability to access key components or raw materials needed to manufacture our products (including, but not limited to, rare-earth metals), our ability to sell our products to customers outside of the United States and the demand for our products. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are subject to legal and regulatory proceedings and commercial or contractual disputes from time to time, which could have an adverse effect on our profitability and financial position.

We have been, and may be from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value-added tax disputes and employment and tax issues. In addition, we could face in the future a variety of labor and employment claims against us, which could include general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our operating results and financial position or that our established reserves or available insurance will mitigate this impact.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products. Some of our customers also require that we comply with their own unique requirements relating to these matters.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. Since we operate on a global basis, this is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure that we and our suppliers are in compliance with existing regulations in each market where we operate. If there is an unanticipated new regulation that significantly impacts our use and sourcing of various components or requires more expensive components, that regulation could materially adversely affect our business, results of operations and financial condition.

We are subject to various environmental laws and regulations that could impose substantial costs.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. In addition, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition. If we are unable to effectively manage real or perceived issues, including concerns about environmental impacts or similar matters, sentiments toward us or our products could be negatively impacted, and our business, results of operations or financial condition could suffer.

Our operations are subject to international, federal, state and local environmental laws and regulations, which could directly increase the cost of energy, which may have an effect on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations may require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of our products. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production, or cessation of our operations.

Contamination at properties we operate or formerly operated, or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the required permits and approvals in connection with any planned production facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business, prospects, financial condition and operating results.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California and other states have proposed or adopted privacy laws and regulations. Aspects of these new and emerging state privacy laws and regulations, as well as their interpretation and enforcement, are dynamic and evolving. These laws and regulations each require particular assessment for compliance, and we may be required to modify our practices in an effort to comply with them. These regimes may, among other things, provide for potentially material penalties for non-compliance, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. We have limited access to, collect, store, process, or share certain information collected by our products, and our products may evolve to collect additional information. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We are assessing the continually evolving privacy and data security regimes and measures we believe are appropriate in response. Since these data security regimes are evolving, uncertain and complex we may need to update or enhance our compliance measures as our products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. In addition, we may not be able to monitor and react to all developments in a timely manner. The compliance measures we adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

Risks Related to our Intellectual Property

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies and intellectual property. As of this filing, we held a total of 25 issued patents, and 16 patent pending applications. Our issued patents expire between 2034 and 2045, subject to any patent extensions that may be available for such patents. Our intellectual property incorporates internally developed software and hardware design incorporating machine and computer vision and was developed with artificial intelligence and machine learning techniques.

We have applied for patent protection relating to certain existing and proposed products and processes. Currently, several of our issued U.S. patents as well as various pending U.S. and foreign patent applications relate to our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved in a timely manner or at all. The rights granted to us under our patents, and the rights we are seeking to have granted in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier or cheaper for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable or superior to ours without infringing on our intellectual property rights. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the U.S., effective enforcement in those countries may not be available without significant cost and time expense or at all.

We rely on our trademarks and trade names to distinguish our products from the products of our competitors. Third parties may challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on trade secrets, know-how and technology, which are not protectable by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements and intellectual property assignment agreements with our officers, employees, contractors and other service providers regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, officers, employees, contractors and other service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be costly, difficult and time consuming. Patent law relating to the scope of claims in the industry in which we operate is subject to rapid change and constant evolution and, consequently, patent positions in our industry can be uncertain. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, financial condition and operating results.

Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.

Our industries are characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements from companies like ours. To date we have received no claims with respect to our infringement of intellectual property or patents but, in the future, third parties may claim that we are infringing upon their patents or other intellectual property rights. In addition, we may be or may become contractually obligated to indemnify our customers or other third parties that use or resell our products in the event our products are alleged to infringe a third-party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the alleged infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our customers may not purchase our products if they are concerned that our products infringe third-party intellectual property rights. This could reduce the market opportunity for the sale of our products and services. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented technology, trade secrets and know-how. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our officers, employees, contractors and other service providers and with parties with which we do business. These agreements may be breached, which breach may result in the misappropriation of such information, and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology.

Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our officers, employees, contractors, other service providers, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition, and results of operations.

We use open-source software in our products and services that may subject our products and services to general release or require us to re-engineer our products and services, which may cause harm to our business.

We use open-source software in connection with our products and services. From time to time, companies that incorporate open-source software into their products have faced claims challenging the ownership of open-source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. While we monitor the use of open source software in our products and services and try to ensure that none is used in a manner that would require us to disclose the source code to the related product or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our products, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make devices that are the same as or similar to our products but that are not covered by the claims of the patents that we own;

●	we or any collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

●	we might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

●	our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

●	we may not develop additional proprietary technologies that are patentable.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our competitive position.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may have patents or patent applications directed to relevant technology with an effective filing date earlier than any of our existing patents or pending patent applications, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

We may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs (including indemnification of third parties or costly licensing arrangements (if licenses are available at all)) and limit our ability to use certain key technologies in the future or require development of non-infringing products, services, or technologies, which could result in a significant expenditure and otherwise harm our business.

We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products, services and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services or technologies are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. For example, there may be issued patents of which we are unaware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future products, services or technologies. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future products, services or technologies. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future products, services or technologies. Lawsuits can be time-consuming and expensive to resolve, and they divert management’s time and attention. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Companies that have developed and are developing technology are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our products, services or technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. Our patent portfolio may not be large enough to deter patent infringement claims, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we may be forced to limit or stop sales of our products, services or technologies or cease business activities related to such intellectual property.

Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defenses, may require us to do one or more of the following:

●	cease selling or using solutions or services that incorporate the intellectual property rights that allegedly infringe, misappropriate or violate the intellectual property of a third party;

●	make substantial payments for legal fees, settlement payments or other costs or damages;

●	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology;

●	redesign the allegedly infringing solutions to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible; or

●	indemnify organizations using our platform or third-party service providers.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of infringement claims may grow as the market for our products, services and technologies grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Risks Related to our Financial Results

We will need to generate significant sales to achieve profitable operations.

We intend to increase our operating expenses substantially in connection with the planned expansion of our business, establishment of our sales and marketing infrastructure, our ongoing research and development activities, and the commensurate development of our management and administrative functions, but there is no guarantee that we will succeed in these endeavors. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we expect, or if our operating expenses exceed our expectations, our business, financial condition and results of operations may be adversely affected.

Our future profitability may be dependent upon achieving cost reductions and projected economies of scale from increasing manufacturing quantities of our products. Failing to achieve such reductions in manufacturing costs and projected economies of scale could materially adversely affect our business.

We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture (or contract for the manufacture of) our products in commercial quantities while meeting the volume, speed, quality, price, engineering, design and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities in locations that can efficiently service our markets could have a material adverse effect on our business, financial condition, results of operations and prospects. Our future profitability is, in part, dependent upon achieving increased savings from volume purchases of raw materials and component parts, achieving acceptable manufacturing yield and capitalizing on machinery efficiencies. We expect our suppliers to experience a sharp increase in demand for their products. As a result, we may not have reliable access to supplies that we require or be able to purchase such materials or components at cost effective prices. There is no assurance that we will ever be in a position to realize any material, labor and machinery cost reductions associated with higher purchasing power and higher production levels. Failure to achieve these cost reductions could adversely impact our business and financial results.

If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations.

We may require additional capital to fund our growth, operations, and obligations if our growth plan falls short or takes more time than we anticipate. As our business has grown, we have managed periods of tight liquidity by accessing capital from our stockholders and their affiliates. Our capital requirements will depend on several factors, including:

●	our ability to enter into new agreements with customers or to extend the terms of our existing agreements with customers, and the terms of such agreements;

●	the success of our sales efforts;

●	our working capital requirements related to the costs of inventory and accounts receivable;

●	costs of recruiting and retaining qualified personnel;

●	expenditures and investments to implement our business strategy; and

●	the identification and successful completion of acquisitions.

We may seek additional funds through equity or debt offerings and/or borrowings under additional notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms or at all, when needed. For example, increases in interest rates could negatively impact the costs of seeking additional funds through debt offerings and/or borrowings. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial condition or results of operations.

Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.

Once a customer decides to move forward with a purchase of our products and services, the timing of and our ability to recognize related revenue will depend on several factors, some of which may not be under our control. These factors include shipment schedules that may be delayed or subject to modification, the rate at which our customers use our products in their operations, customer acceptance of all or any part of our products and services, our contractual commitments to provide new or enhanced functionality at some point in the future, other contractual provisions such as liquidated damages, our suppliers’ ability to provide an adequate supply of components, the requirement to obtain regulatory approval, and our ability to deliver quality products according to expected schedules. In light of these factors, the application of complex revenue recognition rules to our products and services has required us to defer, and in the future will likely continue to require us to defer, a significant amount of revenue until undetermined future periods. It may be difficult to predict the amount of revenue that we will recognize in any given period and amounts recognized may fluctuate significantly from one period to the next.

If our internal controls over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

As a public company, we will be required to maintain internal control over financial reporting and disclosure controls and procedures. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on the internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including SEC enforcement actions, and we could be required to restate our financial results, any of which would require additional financial and management resources.

If material weaknesses in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence.

We continue to invest in more robust technology and resources to manage those reporting requirements. Implementing the appropriate changes to our internal controls may distract our officers and employees, result in substantial costs and require significant time to complete. Any difficulties or delays in implementing these controls could impact our ability to timely report our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred losses during our history, do not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2025 and 2024, we had U.S. federal and state net operating loss carryforwards of approximately $9.1 million and $7.0 million, respectively. Under current law our federal net operating loss carryforwards will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in a taxable year is generally limited to no more than 80% of current year taxable income (with certain adjustments in such year).

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), our U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our stock. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including changes in connection with the business combination or other transactions. Similar rules may apply under state tax laws. We have not performed any analysis of the cumulative change in our ownership for Section 382 purposes resulting from the business combination or any other transactions in the past since our formation, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes, in part, due to the complexity and cost associated with such a study.

If we earn taxable income, such limitations could result in increased future income tax liability and our future cash flows could be adversely affected. Similar provisions of state tax law also may apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. We have recorded a full valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

In the future we may be required to record significant charges for impairment of our long-lived assets, other assets or investments.

An adverse change in market conditions, including a negative change to our position in the market or lack of growth in demand for our products could be considered to be an impairment triggering event. Such changes in the future could impact valuation assumptions relating to the recoverability of assets and may result in impairment charges to our long-lived assets, other assets or investments, which would have a negative impact on our operating results and harm our business.

There are inherent uncertainties in management’s estimates, judgments and assumptions used in assessing recoverability of intangible and other long-lived assets. Any material changes in key assumptions, including failure to meet business plans, a deterioration in the U.S. and global financial markets, an increase in interest rates or an increase in the cost of equity financing by market participants within the industry or other unanticipated events and circumstances, may decrease our projected cash flows or increase discount rates and could potentially result in an impairment charge. From time to time, we may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our long-lived assets is determined, which might have a materially adverse impact on our business operations and our financial position or results of operations.

Changes in tax laws could adversely affect our business prospects and financial results.

We are subject to income and other taxes in the United States and other jurisdictions, each of which has its own rules. Our current and future effective tax rates may be subject to volatility or adversely affected by a number of factors, including changes in the valuation of our deferred tax assets and liabilities; expected timing and amount of the release of any tax valuation allowances; tax effects of stock-based compensation; or lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, the tax regimes we are subject to or operate under, including with respect to income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially adversely affect us. For example, on July 4, 2025, the U.S. government passed the One Big Beautiful Bill Act (“OBBBA”), which made permanent certain of the tax law changes originally enacted under previous tax reform legislation, in addition to other changes that may impact our tax liability. The OBBBA reinstated immediate expensing of certain research and experimental expenses incurred in tax years beginning after December 31, 2024 if incurred in the United States (though the requirement to amortize foreign research and experimental expenses over 15 years remains unchanged). In addition, previous tax reform legislation includes provisions that impact the U.S. federal income taxation of certain corporations, including imposing a 1% excise tax on corporations that repurchase their stock in certain transactions. Future guidance from the Internal Revenue Service and other tax authorities with respect to this and other legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation.

In addition, many countries, as well as organizations such as the Organization for Economic Cooperation and Development, have implemented or proposed changes to existing tax laws, including a 15% global minimum tax. Any of these developments or changes in U.S. federal, state or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits may adversely affect our business, financial condition, and results of operations.

Our current and future effective tax rates may be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to tax audits by various tax jurisdictions. Although we believe our tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities may have a material impact on the results of our operations.

Risks Related to the Business Combination and Newbury Street II

Newbury Street II has no operating history and its future results of operations and those of the Combined Company may differ significantly from the unaudited pro forma financial data included in this proxy statement/ prospectus.

Newbury Street II is a blank check company, and it has no operating history or results.

This proxy statement/prospectus includes unaudited pro forma combined financial statements for Newbury Street II and Fort Robotics. The unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2025 combines the historical unaudited condensed consolidated balance sheet of Newbury Street II as of December 31, 2025, the historical unaudited condensed consolidated balance sheet of Fort Robotics as of December 31, 2025 on a pro forma basis as if the Business Combination and Other Related Events (in each case, as described further in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” included elsewhere in this proxy statement/prospectus), had been consummated on December 31, 2025. The unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2025 combine the historical statements of operations of Newbury Street II, the historical statements of operations of Fort Robotics on a pro forma basis as if each of the Business Combination, Other Related Events and Other Financing and Reorganization Events (in each case, as described further in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” included elsewhere in this proxy statement/prospectus) had been consummated on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma combined financial information is based upon, and should be read together with the accompanying notes to the unaudited pro forma combined financial statements, the audited financial statements of Newbury Street II and related notes, the Fort Robotics audited consolidated financial statements and related notes, the sections of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Newbury Street II,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fort Robotics” and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the Combined Company’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the Combined Company following the consummation of the Business Combination. For more information, see the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

Newbury Street II may not be able to complete the Business Combination or any other business combination within the prescribed timeframe, in which case Newbury Street II would cease all operations, except for the purpose of winding up, and Newbury Street II would redeem the Newbury Street II Class A Ordinary Shares and liquidate.

We may not be able to complete the Business Combination or any other business combination within 24 months from the closing our IPO. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive $10.05 per share, or possibly less, and our warrants will expire without value to the holder.

Since the Sponsor has interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Fort Robotics is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.

When you consider the recommendation of the Newbury Street II Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Newbury Street II’s directors and officers have interests in such proposal that are different from, or in addition to, those of Newbury Street II shareholders and warrant holders generally. The members of the Newbury Street II Board were aware of and considered these interests when approving the Merger Agreement and recommending that Newbury Street II shareholders approve the Business Combination. The members of the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders outweighed any potential risk created by the conflicts stemming from these interests. Additionally, the members of the Newbury Street II Board determined that these interests could be adequately disclosed to shareholders in this proxy statement/prospectus and that Newbury Street II shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Prior to Newbury Street II’s IPO, the Sponsor purchased 6,118,000 Newbury Street II Class B Ordinary Shares, or founder shares, for an aggregate purchase price of $25,000, or approximately $0.004 per share (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned). Newbury Street II Class B Ordinary Shares will automatically convert into Newbury Street II Class B Common Stock upon the Domestication and will subsequently automatically convert into Newbury Street II Class A Common Stock prior to Closing in accordance with the Interim Charter. All Newbury Street II Class A Common Stock will automatically convert into Combined Company Common Stock concurrently with or immediately following the consummation of our initial business combination. Because these founder shares were acquired at a nominal price, the Sponsor could realize significant value even if the trading price of our shares following the Business Combination is substantially below the IPO price, and such founder shares would be worthless upon a liquidation if we do not complete a business combination within the required period, except for any distributions from assets outside the trust account. Simultaneously with the IPO, the Sponsor committed to purchase 484,500 Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit. Accordingly, if we do not complete an initial business combination, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk would be $4,870,000, representing the $25,000 paid for founder shares and $4,845,000 paid for the Private Placement Units.

As a result of the low initial purchase price for the Founder Shares and the Private Placement Units, the Sponsor, its affiliates and Newbury Street II Management, Newbury Street II Board and advisors may earn a positive rate of return on their investment even if public shareholders experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination within the completion window, enter into an initial business combination on terms that may be less favorable, including with a riskier, weaker-performing or less-established business, than would be the case if such parties had paid the same price per share as public investors. In addition, our Sponsor and each of our officers and directors have agreed to waive redemption rights with respect to their founder shares and any public shares they may acquire (including any shares that may be acquired pursuant to the Initial PIPE Subscription Agreement, as described in this proxy statement/prospectus), and to waive liquidating distributions from the trust account with respect to their founder shares, which increases the likelihood of completing an initial business combination relative to liquidation. Our Sponsor, officers and directors have also agreed to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of our initial business combination, which may increase the likelihood of approval relative to the interests of Public Shareholders who do not have similar holdings or agreements.

Newbury Street II’s officers and directors presently have, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities, and Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, are expected to serve directors of the Combined Company post Closing. Our Current Charter provides, to the fullest extent permitted by law, that no individual serving as a director or an officer has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer and for us. Accordingly, conflicts may not be resolved in Newbury Street II’s favor and potential business opportunities may be presented to other entities prior to their presentation to Newbury Street II, subject to applicable fiduciary duties under Cayman Islands law.

Newbury Street II’s existing directors and officers will be eligible for continued indemnification and continued coverage under Newbury Street II’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement. In order to protect the amounts held in our trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, in each case, net of taxes payable; however, we have not asked our Sponsor to reserve for such indemnity obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its obligations, and we believe the Sponsor’s only assets are securities of our company, so there can be no assurance that this indemnity will be available.

Commencing on the date on which our securities were listed on Nasdaq, we agreed to reimburse an affiliate of our Sponsor $10,000 per month for office space, utilities and administrative support. We may also repay up to $300,000 of loans made by our Sponsor to cover offering-related and organizational expenses and, if we obtain working capital loans from our Sponsor or its affiliates to finance transaction costs in connection with our initial business combination, up to $1,500,000 of such loans may be convertible at the option of the lender into up to an additional newly issued 150,000 private placement units at a price of $10.00 per unit (the “Working Capital Units”), which will be identical to the Private Placement Units, and, in connection therewith, the issuance of up to 75,000 private placement warrants underlying the Working Capital Units, which will be identical to the Private Placement Warrants and which would further dilute Public Shareholders. In addition, prior to or in connection with the completion of our initial business combination, we may pay consulting, success or finder fees to our Sponsor or a member of Newbury Street II Management or advisor, or their respective affiliates, and we may engage our Sponsor or an affiliate as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a market-standard fee; none of these amounts would be payable if no business combination occurs. Pursuant to a registration rights agreement, the Sponsor and certain other holders will have demand and piggyback registration rights with respect to Founder Shares and Private Placement Units (and the underlying Class A Ordinary Shares).

The existence of these financial and personal interests of the Sponsor, directors and officers may have influenced their motivation in identifying and selecting a business combination target, negotiating and recommending the Business Combination and influencing the operation of the business following the Business Combination. In considering the recommendation of the Newbury Street II Board to vote for the proposals, shareholders should consider these interests.

The exercise of Newbury Street II’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Newbury Street II’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Newbury Street II to agree to amend the Merger Agreement, to consent to certain actions taken by Fort Robotics or to waive rights to which Newbury Street II is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Fort Robotics’ business or a request by Fort Robotics to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at Newbury Street II’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Newbury Street II and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Newbury Street II does not believe there will be any changes or waivers that Newbury Street II’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Newbury Street II will circulate a new or amended proxy statement/prospectus and resolicit Newbury Street II’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Newbury Street II and Fort Robotics will incur significant transaction and transition costs in connection with the Business Combination.

Newbury Street II and Fort Robotics have both incurred and expect to incur significant costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Newbury Street II and Fort Robotics may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Combined Company following the closing of the Business Combination. We estimate transaction expenses (including deferred underwriting fees) incurred by Newbury Street II and Fort Robotics will be $17.6 million (without taking into account the Newbury Street II Shareholder Redemption), respectively.

Legal proceedings in connection with the Business Combination or otherwise, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Fort Robotics and Newbury Street II to incur significant costs and draw the attention of Fort Robotics’ and Newbury Street II’s management teams away from the consummation of the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the Combined Company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from being consummated within the expected timeframe.

The announcement of the proposed Business Combination could disrupt Fort Robotics’ relationships with its business partners and others, as well as its operating results and business generally.

Risks relating to the impact of the announcement of the Business Combination on Fort Robotics’ businesses include the following:

●	their employees may experience uncertainty about their future roles, which might adversely affect Fort Robotics’ ability to retain and hire key personnel and other employees;

●	business partners and other parties with which Fort Robotics maintains business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with Fort Robotics or fail to extend an existing relationship with Fort Robotics; and

●	Fort Robotics has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its business.

Subsequent to consummation of the Business Combination, the Combined Company may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the Combined Company’s financial condition, results of operations and the Combined Company’s share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Fort Robotics has identified all material issues or risks associated with Fort Robotics or the industries in which it competes.

Furthermore, Newbury Street II cannot assure you that factors outside of Fort Robotics’ and Newbury Street II’s control will not later arise. As a result of these factors, the Combined Company may be exposed to liabilities and incur additional costs and expenses and the Combined Company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in the Combined Company’s reporting losses. Even if Newbury Street II’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Newbury Street II’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Combined Company’s financial condition and results of operations and could contribute to negative market perceptions about our securities or the Combined Company. Additionally, Newbury Street II has no indemnification rights under the Merger Agreement.

Accordingly, any shareholders or warrant holders of Newbury Street II who choose to remain the Combined Company stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Newbury Street II’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Investors may not have the same benefits as an investor in an underwritten public offering.

Newbury Street II is already a publicly traded company. Therefore, the Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of Newbury Street II’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Newbury Street II’s investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Newbury Street II’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq or NYSE on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq or NYSE. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten IPO. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, the Sponsor, certain members of the Newbury Street II Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of our securities following completion of the Business Combination, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced Newbury Street II Board in making their recommendation that Newbury Street II shareholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/prospectus. See the section entitled “The Business Combination Proposal – Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten IPO instead of upon completion of the Business Combination.

The historical financial results of Fort Robotics and unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

The historical financial results of Fort Robotics included in this prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those the Combined Company will achieve in the future. This is primarily the result of the following factors: (i) the Combined Company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the Combined Company’s capital structure will be different from that reflected in such historical financial statements. The Combined Company’s financial condition and future results of operations will be materially different from amounts reflected in Newbury Street II’s historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Newbury Street II being treated as the “acquired” company for financial reporting purposes in the Business Combination and the number of Newbury Street II Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the Combined Company’s future operating or financial performance and the Combined Company’s actual financial condition and results of operations may vary materially from the Combined Company’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

The calculation of the number of shares of the Combined Company to be issued to Fort Robotics Stockholders in the transactions will not be adjusted if there is a change in the value of Fort Robotics before the Business Combination is completed.

The number of shares of Combined Company Common Stock to be issued to Fort Robotics Stockholders in the transactions will not be adjusted if there is a change in the value of Fort Robotics before the closing of the transactions. As a result, the actual value of Combined Company Common Stock to be received by Fort Robotics Stockholders in the transactions will depend on the value of such shares at and after the closing of the Business Combination.

Newbury Street II’s shareholders will not be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Newbury Street II’s shareholders are not entitled to appraisal rights in connection with the Business Combination under the Companies Act.

The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all.

The consummation of the Business Combination is subject to customary closing conditions for transactions involving special purpose acquisition companies, any one or more of which may be waived (subject to compliance with applicable law), including, among others:

●	no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction;

●	Combined Company Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq or NYSE, subject to official notice of issuance;

●	the parties shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to filing, or a later date as agreed to by the parties;

●	customary bring-down conditions related to the accuracy of the parties’ respective representations, warranties and pre-Closing covenants in the Merger Agreement;

●	the Combined Company’s Registration Statement filed with the United States Securities and Exchange Commission shall have become effective; and

●	Newbury Street II’s shareholder approval

To the extent that the Newbury Street II Board determines that any modifications by the parties, including any waivers of any conditions to the Closing, materially change the terms of the Business Combination, Newbury Street II will notify its shareholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, filing a Current Report on Form 8-K and/or circulating a supplement to this proxy statement/prospectus.

See the section entitled “ Proposal 1 - The Business Combination Proposal - The Merger Agreement - Conditions to Closing” for additional information.

Following the consummation of the Business Combination, the Combined Company’s only significant asset will be its ownership interest in Fort Robotics, and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Combined Company Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, the Combined Company will have no direct operations and no significant assets other than its ownership of Fort Robotics. Newbury Street II’s shareholders and Fort Robotics stockholders immediately prior to the Business Combination will become stockholders of the Combined Company. We will depend on Fort Robotics for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to Combined Company Common Stock. The financial condition and operating requirements of Fort Robotics may limit our ability to obtain cash from Fort Robotics. The earnings from, or other available assets of, Fort Robotics may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Combined Company Common Stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon our financial condition and results of operations.

Newbury Street II has no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Newbury Street II to complete a business combination with which a substantial majority of Newbury Street II’s shareholders do not agree.

Newbury Street II may be able to complete the Business Combination even though a substantial majority of Newbury Street II’s public shareholders do not agree with the transaction and have redeemed their shares. However, each redemption of Newbury Street II’s Public Shares by the Public Shareholders will reduce the amount in Newbury Street II’s Trust Account.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

The Sponsor and Newbury Street II’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions, with the exceptions that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Newbury Street II’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, subject to the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto.

In the event that the Sponsor or Newbury Street II’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Newbury Street II Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Newbury Street II’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Newbury Street II’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Newbury Street II Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or Newbury Street II’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and Newbury Street II’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Newbury Street II’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the extraordinary general meeting, Newbury Street II have filed or will file a current report on Form 8-K to disclose (1) the amount of securities purchased in any such purchases, along with the purchase price; (2) the purpose of any such purchases; (3) the impact, if any, of any such purchases on the likelihood that the business combination transaction will be approved; (4) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (5) the number of securities for which Newbury Street II has received redemption requests, if any, pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsor or Newbury Street II’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Newbury Street II’s officers, directors and/or their affiliates will not make purchases of Newbury Street II Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Neither the Newbury Street II Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Newbury Street II is paying for Fort Robotics is fair to Newbury Street II - and, by extension, its securityholders - from a financial point of view.

Neither the Newbury Street II Board nor any committee thereof obtained an opinion (or any similar report or appraisal) from an independent investment banking or accounting firm that the price that Newbury Street II is paying for Fort Robotics in the Business Combination is fair to Newbury Street II from a financial point of view. Newbury Street II Management and the members of the Newbury Street II Board have substantial experience evaluating the financial merits of companies across a variety of industries through their direct experience with public companies, complex financial structuring, investments and operations. Due to this broad experience, the Newbury Street II management concluded that the Newbury Street II Board were able to make the necessary analyses and determinations regarding the Business Combination. The Newbury Street II Board was provided with financial analyses prepared by Newbury Street II Management, which analyses were among the factors considered by the Newbury Street II Board in its decision-making regarding the proposed Business Combination (as further described under the heading “Newbury Street II Board’s Reasons for the Approval of the Business Combination” within the “Background of the Business Combination” section of this proxy statement/prospectus).

In analyzing the Business Combination, the Newbury Street II Board reviewed summaries of due diligence results and financial analyses prepared by Newbury Street II management. The Newbury Street II Board also consulted with legal counsel and with Newbury Street II Management and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “The Business Combination Proposal - Newbury Street II Board’s Reasons for the Approval of the Business Combination”, and concluded that the proposed Business Combination is fair, advisable and in the best interest of Newbury Street II. The Newbury Street II Board believes that, because of the professional experience and background of its directors, it was qualified to conclude that the proposed Business Combination was fair from a financial perspective to its shareholders and that Fort Robotics’ fair market value was at least 80% of the value of the Trust Account (excluding the deferred underwriting discount and certain permitted withdrawals) at the time of execution of the Merger Agreement. Accordingly, investors will be relying solely on the judgment of the Newbury Street II Board in valuing Fort Robotics, and the Newbury Street II Board may not have properly valued such businesses. As a result, the terms of the Business Combination may not be fair from a financial point of view to the Public Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead to an increased number of Newbury Street II shareholders voting against the Business Combination or demanding redemption of their shares of Newbury Street II, which could potentially impact Newbury Street II’s ability to consummate the Business Combination. For information about the standards used by the Newbury Street II Board in evaluating the Merger Agreement and proposed Business Combination with Fort Robotics, as further described under the heading “Newbury Street II Board’s Reasons for the Approval of the Business Combination.”

Including because, as described above, Newbury Street II did not obtain an opinion from an independent third-party valuation firm as to the fairness of the proposed Business Combination to Newbury Street II from a financial point of view, and in light of the qualifications and limitations described under “General Limitations” and elsewhere in the description of the financial analysis of Fort Robotics incorporated in this proxy statement/prospectus, the Newbury Street II Board may not have properly valued Fort Robotics. As a result, the terms of the proposed Business Combination may not be fair from a financial point of view to the Public Shareholders of Newbury Street II. Uncertainty about Newbury Street II Board’s valuation of Fort Robotics or the consideration being offered to Fort Robotics Stockholders in the Business Combination, may lead an increased number of Newbury Street II shareholders to vote against the Business Combination or demand redemption of their shares of Newbury Street II, which could potentially impact Newbury Street II’s ability to consummate the Business Combination. Further, investors are encouraged to read carefully the descriptions about various risks and uncertainties concerning Fort Robotics’ business described in this proxy statement/prospectus, including under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fort Robotics” and “Cautionary Note Regarding Forward-Looking Statements.”

During the pendency of the Business Combination, Newbury Street II and Fort Robotics may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. Further, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Newbury Street II and Fort Robotics to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during the Interim Period prior to Closing. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, which transactions, if any materialized and were pursued, could have been or could be favorable to such party’s shareholders.

If third parties bring claims against Newbury Street II, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share (which was the amount per unit initially held in the Trust Account following our IPO).

Newbury Street II’s placing of funds in the Trust Account may not protect those funds from third-party claims against Newbury Street II. Although Newbury Street II has sought and will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with Newbury Street II waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary duty or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Newbury Street II’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Newbury Street II’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third-party that has not executed a waiver only if management believes that such third-party’s engagement would be significantly more beneficial to Newbury Street II than any alternative.

Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of Newbury Street II’s public shares, if Newbury Street II have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with Newbury Street II’s business combination, Newbury Street II will be required to provide for payment of claims of creditors that were not waived that may be brought against Newbury Street II within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.05 per public share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Newbury Street II if and to the extent any claims by a third-party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which Newbury Street II has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Newbury Street II has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Newbury Street II’s company. The Sponsor may not have sufficient funds available to satisfy those obligations. Newbury Street II has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Newbury Street II’s business combination and redemptions could be reduced to less than $10.05 per public share. In such event, Newbury Street II may not be able to complete Newbury Street II’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Newbury Street II’s directors or officers will indemnify Newbury Street II for claims by third parties including, without limitation, claims by vendors.

If, after Newbury Street II distributes the proceeds in the Trust Account to its public shareholders, Newbury Street II files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Newbury Street II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Newbury Street II and the Newbury Street II Board may be exposed to claims of punitive damages.

If, after Newbury Street II distributes the proceeds in the Trust Account to our public shareholders, Newbury Street II files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Newbury Street II that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover some or all amounts received by Newbury Street II’s shareholders. In addition, the Newbury Street II Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and Newbury Street II to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Newbury Street II cannot assure you that claims will not be brought against Newbury Street II for these reasons. Newbury Street II and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while Newbury Street II was unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of $18,292.68 and imprisonment for five years in the Cayman Islands.

If, before distributing the proceeds in the Trust Account to our public shareholders, Newbury Street II files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Newbury Street II that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by Newbury Street II’s shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Newbury Street II’s public shareholders, Newbury Street II files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Newbury Street II that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Newbury Street II’s liquidation estate and subject to the claims of third parties with priority over the claims of Newbury Street II’s shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Newbury Street II’s shareholders in connection with Newbury Street II’s liquidation may be reduced.

Newbury Street II’s shareholders may be held liable for claims by third parties against Newbury Street II to the extent of distributions received by them upon redemption of their public shares.

If Newbury Street II is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Newbury Street II was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Newbury Street II’s shareholders. Furthermore, Newbury Street II’s directors may be viewed as having breached their fiduciary duties to Newbury Street II or Newbury Street II’s creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Newbury Street II cannot assure you that claims will not be brought against Newbury Street II for these reasons.

Newbury Street II’s public shareholders will experience immediate dilution as a consequence of the issuance of Combined Company Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Incentive Plan. Having a minority share position may reduce the influence that Newbury Street II’s current shareholders have on the management of the Combined Company.

It is anticipated that, immediately following the Business Combination, on a fully-diluted basis, (1) our public shareholders are expected to own approximately [___]% (assuming the no redemptions scenario) and [__]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, (2) the Fort Robotics Security Holders are expected to collectively own approximately [__]% (assuming the no redemptions scenario) or [__]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, the Sponsor is expected to own approximately [__]% (assuming the no redemptions scenario) or [__]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, (3) directors and executive officers of Newbury Street II are expected to own approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario), (4) Newbury Street II Public Warrants are expected to represent an ownership interest of approximately [__]% (assuming the no redemptions scenario) or [__]% (assuming the maximum redemption scenario), in each case upon exercise thereof, (5) Private Placement Warrants are expected to represent an ownership interest of approximately [__]% (assuming the no redemptions scenario) or [__]% (assuming the maximum redemption scenario), in each case upon exercise thereof. These percentages assume that the Combined Company issues [__] shares of Combined Company Common Stock to former unitholders of Fort Robotics as of immediately prior to the Closing, (i) include the impact of the exercise of all the Combined Company Warrants that will be outstanding following the Business Combination and (ii) assume the Closing occurs on [ ]. If the actual facts are different from these assumptions, the percentage ownership retained by Newbury Street II’s existing public shareholders in the Combined Company will be different.

In addition, Fort Robotics employees, consultants and non-employee directors are expected to be granted, equity awards under the Incentive Plan, following the Business Combination. You will experience additional dilution when those equity awards become vested and settled or exercisable, as applicable, for shares of Combined Company Common Stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Newbury Street II Securities and may adversely affect prevailing market prices for our public shares or public warrants.

Upon completion of the Business Combination, the Sponsor will beneficially own a significant equity interest in the Combined Company and may take actions that conflict with the interests of Newbury Street II’s public shareholders. The interests of the Sponsor may not align with the interests of Newbury Street II’s public shareholders in the future. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with the Combined Company. The Sponsor and its affiliates, may also pursue acquisition opportunities that may be complementary to the Combined Company’s business and, as a result, those acquisition opportunities may not be available to the Combined Company. In addition, the Sponsor may have an interest in the Combined Company pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to the Combined Company and its stockholders.

Newbury Street II Warrants will become exercisable for Combined Company Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to the Combined Company’s stockholders.

As of December 31, 2025 and 2024, there were 8,949,188 Warrants outstanding, including 8,625,000 Public Warrants and 324,188 Private Placement Warrants. Each whole warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share, will become exercisable 30 days after our initial business combination, and will expire five years thereafter or earlier upon redemption or our liquidation. Exercises will dilute holders and increase the number of shares eligible for resale, which could adversely affect the market price of the Combined Company Common Stock. We will receive proceeds only from cash exercises; if a registration statement covering the underlying shares is not effective or a current prospectus is not available, or if our shares are not “covered securities,” holders may be required or entitled to exercise on a cashless basis, resulting in fewer shares issued and reduced or no cash proceeds to us.

We may redeem the public warrants for $0.01 per warrant, in whole and not in part, on 30 days’ prior notice after they become exercisable if the closing price of the Combined Company Common Stock equals or exceeds $18.00 for any 20 trading days within a 30-trading day period, which could force holders to exercise, sell at the then-current market price, or accept the nominal redemption price; we will not redeem on this basis unless a registration statement covering the underlying shares is then effective and a current prospectus is available throughout the measurement period. The terms of the public warrants may be amended adversely to holders with the approval of at least 50% of the then-outstanding public warrants (and, for private placement or working capital warrants, with the approval of at least 50% of the applicable class), which could, among other things, increase the exercise price, decrease the number of shares purchasable, shorten the exercise period, or convert the warrants into cash or other securities. There is no guarantee the public warrants will ever be in the money and they may expire worthless; moreover, if we issue additional shares or equity-linked securities in connection with our initial business combination at an effective price of less than $9.20 per share and certain other conditions are met, the warrant exercise price and the $18.00 redemption trigger may be adjusted upward, which could affect the value of the warrants.

The exercise price of the Newbury Street II Warrants is subject to potential adjustment in the event Newbury Street II issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a business combination at a price of less than $9.20 per share.

The Warrant Agreement governing the Newbury Street II Warrants provides that if (x) Newbury Street II issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with its business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Newbury Street II Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of Newbury Street II’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price in the Newbury Street II Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. Whether or not this provision would result in anti-dilution adjustments to the Newbury Street II Warrants cannot be determined until after the consummation of the Business Combination. However, in the event that this provision were expected to be triggered, it could: (i) have an adverse impact on the trading price of Combined Company Common Stock, (ii) lead to an increase in the number of redemptions of Newbury Street II Class A Ordinary Shares and (iii) make it more difficult to consummate the Business Combination.

If Newbury Street II’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Newbury Street II Class A Ordinary Shares for a pro rata portion of the Trust Account.

Newbury Street II’s public shareholders may elect to have their Newbury Street II Class A Ordinary Shares redeemed for a pro rata portion of the trust account in connection with the completion of the initial business combination, but to exercise redemption rights they must, by the deadline specified in the proxy or tender offer materials, deliver their shares to Continental (physically or electronically via DWAC), and, if redemptions are conducted in connection with a shareholder vote, also submit a written request for redemption to the transfer agent at least two business days prior to the scheduled vote that includes the name of the beneficial owner. Any shareholder who fails to properly and timely comply with these procedures will not be entitled to redeem their shares for a pro rata portion of the trust account.

Newbury Street II’s shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Newbury Street II’s shareholders may therefore be forced to redeem or sell their Newbury Street II Class A Ordinary Shares or Newbury Street II Public Warrants in order to liquidate their investment, potentially at a loss.

Newbury Street II’s shareholders will be entitled to receive funds from the Trust Account only: (i) in the event of the redemption of Newbury Street II Class A Ordinary Shares if we do not complete the Business Combination within the completion window, (ii) in connection with a shareholder vote to amend our Current Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the Business Combination. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Newbury Street II - Redemption Rights.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 51% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement, dated October 31, 2024, by and between Continental, as warrant agent, and Newbury Street II. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any other change that affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

Although Newbury Street II’s ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Combined Company Common Stock purchasable upon exercise of a warrant.

Newbury Street II may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Once the warrants become exercisable, we may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption if, and only if, the last reported sale price of the Combined Company Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 30 days after the completion of our initial business combination and ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Combined Company Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares is available throughout the measurement period. In addition, if and when the warrants become redeemable by us, we may be unable to exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws and we are unable to effect such registration or qualification.

Redemption of the outstanding warrants as described above could force you to exercise your warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, to sell your warrants at the then-current market price when you might otherwise wish to hold them, or to accept the nominal redemption price of $0.01 per warrant, which is likely to be substantially less than the market value of your warrants at the time of redemption. The price of the Combined Company Common Stock may fall below both the $18.00 redemption trigger and the $11.50 exercise price after we issue a redemption notice, in which case you would be forced to accept the nominal redemption price unless you exercised before the redemption date.

Holders may exercise the warrants only if a registration statement covering the Combined Company Common Stock issuable upon exercise is then effective and a current prospectus relating to those shares is available, or if we permit cashless exercise under the circumstances specified in the Warrant Agreement. If a registration statement is not effective by the applicable deadline or we are otherwise unable to maintain a current prospectus, holders may be unable to exercise their warrants for cash and, in certain circumstances, may be limited to a “cashless” exercise, which would result in the receipt of fewer shares upon exercise than would be received upon a cash exercise. In no event will we be required to net cash settle any warrant.

There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete our initial business combination within the prescribed time period. Moreover, the issuance of a substantial number of Class A ordinary shares upon exercise of the warrants could increase the number of issued and outstanding shares and may make us a less attractive business combination partner, and the potential dilutive effect of the warrants could adversely affect the market price of the Combined Company Common Stock.

If Newbury Street II’s due diligence investigation of Fort Robotics and the Target Companies was inadequate, then Newbury Street II’s shareholders (as stockholders of the Combined Company following the Business Combination) could lose some or all of their investment.

Even though Newbury Street II conducted a due diligence investigation of the Target Companies, Newbury Street II cannot be sure that this diligence uncovered all material issues that may be present with respect to their respective businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of their respective control will not later arise that could adversely affect their respective businesses, financial condition or results of operations.

Nasdaq or NYSE may not list the Combined Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

In connection with the Business Combination, the Combined Company will be required to demonstrate compliance with Nasdaq’s or NYSE’s initial listing requirements, which may be more rigorous than the Nasdaq’s or NYSE’s continued listing requirements which Newbury Street II is listed on. Newbury Street II will apply to have the Combined Company’s securities listed on Nasdaq or NYSE upon consummation of the Business Combination. Newbury Street II cannot assure you that the Combined Company will be able to meet all initial listing requirements. Even if the Combined Company’s securities are listed on Nasdaq or NYSE, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the initial listing requirements and Nasdaq or NYSE does not list its securities on its exchange, neither Newbury Street II nor Fort Robotics would be required to consummate the Business Combination. In the event that Newbury Street II and Fort Robotics elected to waive this condition, and the Business Combination was consummated without the Combined Company’s securities being listed on the Nasdaq or NYSE, or on another national securities exchange, the Combined Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for Newbury Street II’s securities;

●	reduced liquidity for the Combined Company’s securities;

●	a determination that Combined Company Common Stock is a “penny stock” which will require brokers trading in Combined Company Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”

If the Combined Company’s securities were not listed on Nasdaq or NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Because the market price of shares of Combined Company Common Stock will fluctuate, Fort Robotics Security Holders cannot be sure of the value of the Business Combination consideration they will receive.

The market value of Combined Company securities at the Closing of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the exchange ratio with respect to the shares of Combined Company Common Stock to be issued in the Business Combination is fixed and will not be adjusted to reflect any changes in the market value of shares of Newbury Street II Class A Ordinary Shares, the market value of the shares of Combined Company Common Stock issued in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Newbury Street II, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Newbury Street II.

The market price of shares of Combined Company Common Stock after the Business Combination may be affected by factors different from those currently affecting the price of shares of Newbury Street II.

Upon completion of the Business Combination, Fort Robotics Security Holders will become holders of shares of Combined Company Common Stock. Prior to the Business Combination, Newbury Street II has had limited operations. Upon completion of the Business Combination, the Combined Company’s results of operations will depend upon the performance of Fort Robotics, which is affected by factors that are different from those currently affecting the results of operations of Newbury Street II.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of Combined Company Common Stock may decline.

The market price of Combined Company Common Stock may decline as a result of the Business Combination if the Combined Company does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on the Combined Company’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Newbury Street II Securities may experience a loss as a result of a decline in the market price of Combined Company Common Stock. In addition, a decline in the market price of Combined Company Common Stock could adversely affect the Combined Company’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The completion of the Business Combination is conditioned on the resolution of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the Business Combination. Newbury Street II and Fort Robotics believe that the Business Combination should not raise significant regulatory concerns and that Newbury Street II and Fort Robotics will be able to obtain all requisite regulatory approvals in a timely manner. However, Newbury Street II and Fort Robotics cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may be imposed. In addition, neither Newbury Street II nor Fort Robotics can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Closing Conditions.”

Termination of the Merger Agreement could negatively impact Newbury Street II.

If the Business Combination is not completed for any reason, including as a result of Newbury Street II shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Newbury Street II may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Newbury Street II would be subject to a number of risks, including the following:

●	Newbury Street II may experience negative reactions from the financial markets, including negative impacts on its share price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

●	Newbury Street II will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

●	since the Merger Agreement restricts the conduct of Newbury Street II’s businesses prior to completion of the Business Combination, Newbury Street II may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Covenants” of this proxy statement/prospectus for a description of the restrictive covenants applicable to Newbury Street II).

If the Merger Agreement is terminated and the Newbury Street II Board seeks another business combination target, Newbury Street II shareholders cannot be certain that Newbury Street II will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Termination.”

Newbury Street II’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Newbury Street II’s ability to continue as a “going concern.”

As of [   ], 2026, Newbury Street II had cash and marketable securities held in the Trust Account of $[ ] and cash of $[ ] held outside of the Trust Account. Further, Newbury Street II has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Newbury Street II intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete its business combination. To the extent that Newbury Street II’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. If Newbury Street II does not complete the Business Combination with Fort Robotics, it intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

Newbury Street II cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about Newbury Street II’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Newbury Street II’s inability to continue as a going concern.

Fort Robotics will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and other business participants may have an adverse effect on Fort Robotics and consequently on Newbury Street II. These uncertainties may impair Fort Robotics’ ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause others that deal with Fort Robotics to seek to change existing business relationships with Fort Robotics. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the Combined Company’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Fort Robotics from making certain expenditures and taking other specified actions without the consent of Newbury Street II until the Business Combination occurs. These restrictions may prevent Fort Robotics from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Covenants.”

Neither Newbury Street II nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration in the event that any of the representations and warranties made by Fort Robotics in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Business Combination, and only the covenants and agreements that by their terms survive such time will do so. As a result, Newbury Street II and its shareholders will not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration if any representation or warranty made by Fort Robotics in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, our financial condition or results of operations could be adversely affected.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or continue our operations at all.

The SEC’s adopting release with respect to the 2024 SPAC Rules, provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company is dependent on specific facts and circumstances and we can give no assurance that a claim will not be made that we have been operating as an unregistered investment company.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including (i) restrictions on the nature of our investments; and (ii) restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination. Furthermore, we may be required to change our operations, wind down our operations, or register as an investment company under the Investment Company Act.

In addition, we may have imposed upon us burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are mindful of the SEC’s investment company definition and guidance and intend to complete an initial business combination with an operating business, and not with an investment company, or to acquire minority interests in other businesses exceeding the permitted threshold.

We do not believe that our business activities will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account were initially invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, we may, at any time, instruct Continental, as trustee of the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank.

Pursuant to the Trust Agreement, Continental is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intended to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Our initial public offering was not intended for persons who were seeking a return on investments in government securities or investment securities. The Trust Account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Current Charter (x) in a manner that would affect the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period; or (y) with respect to any other provision relating to the rights of holders of our Public Shares or pre-initial business combination activity; or (iii) absent an initial business combination within the Combination Period, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares.

We are aware of litigation claiming that certain SPACs should be considered investment companies. Although we believe that these claims are without merit, we cannot guarantee that we will not be deemed to be an investment company and thus subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an initial business combination or may result in our liquidation.

The Domestication may result in adverse tax consequences for holders of Public Shares and Newbury Street II Public Warrants, including holders exercising their redemption rights with respect to the Public Shares.

Newbury Street II intends for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F reorganization, a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants”) generally would recognize gain or loss with respect to its Public Shares or Newbury Street II Public Warrants in an amount equal to the difference, if any, between the sum of the fair market value of the corresponding Combined Company Common Stock and the Combined Company Warrants that are received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares or Newbury Street II Public Warrants surrendered. U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication.

Additionally, as a result of the Domestication, Non-U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants”) generally will become subject to withholding tax on any amounts treated as dividends paid on Combined Company Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

●	a U.S. Holder who owns (directly, indirectly or constructively) stock constituting at least 10% by vote or value in Newbury Street II (a “10% U.S. Shareholder”) on the date of the Domestication generally will be required to include in income as a dividend deemed paid by Newbury Street II the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the Public Shares held by such U.S. Holder;

●	a U.S. Holder whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Public Shares as if such U.S. Holder exchanged its Public Shares for Combined Company Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a dividend deemed paid by Newbury Street II the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to such U.S. Holder’s Public Shares; and

●	a U.S. Holder whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Newbury Street II’s earnings and profits in income under Section 367(b) of the Code in connection with the Domestication.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive proposed effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, Newbury Street II Public Warrants for newly issued Combined Company Warrants) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Newbury Street II believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for Combined Company Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Public Shares. The proposed Treasury Regulations under Section 1291(f) of the Code provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges Newbury Street II Public Warrants for newly issued Combined Company Warrants; under current law, however, the elections mentioned above do not apply to warrants. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Newbury Street II. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

All investors in Newbury Street II are urged to consult their own tax advisors for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Because the Domestication will result in Newbury Street II domesticating from the Cayman Islands to a Delaware corporation, it is possible a 1% U.S. federal excise tax will be imposed on us as a result of any redemptions of Newbury Street II Ordinary Shares that are made in connection with the Domestication.

The Inflation Reduction Act of 2022 imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., United States) corporations. The amount of the excise tax is generally 1% of the fair market value of the shares of stock so repurchased.

Since Newbury Street II is incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of Newbury Street II Ordinary Shares. However, in connection with an initial business combination involving a company organized under the laws of the United States, such as the Combined Company, it is possible that since we will domesticate and continue as a Delaware corporation, we will be subject to the excise tax for any redemptions of Newbury Street II Ordinary Shares that are made in connection with the Domestication and that are treated as repurchases for this purpose. The extent of the excise tax that may be incurred will depend on a number of factors, including the fair market value of the redeemed Newbury Street II Ordinary Shares, the extent to which such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the Treasury Department that may be issued and applicable to the redemptions. Issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. The imposition of the excise tax as a result of redemptions in connection with the Domestication could, however, reduce the amount of cash available to the Combined Company.

Risks Related to Combined Company Common Stock Following the Transactions

The market price of Combined Company Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

Following the Business Combination, the market price of Combined Company Common Stock may fluctuate significantly due to a number of factors, some of which may be beyond the Combined Company’s control, including those factors discussed in this “Risk Factors” section and many others, such as:

●	actual or anticipated fluctuations in the Combined Company’s financial condition and operating results, including fluctuations in its quarterly and annual results;

●	developments involving Fort Robotics’ competitors;

●	changes in laws and regulations affecting Fort Robotics’ business;

●	variations in the Combined Company’s operating performance and the performance of its competitors in general;

●	the public’s reaction to the Combined Company’s press releases, its other public announcements and its filings with the SEC;

●	additions and departures of key personnel;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Combined Company or its competitors;

●	the Combined Company’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

●	publication of research reports about the Combined Company or Fort Robotics’ industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in the market valuations of similar companies;

●	overall performance of the equity markets;

●	sales of Combined Company Common Stock by the Combined Company or its stockholders in the future;

●	trading volume of Combined Company Common Stock;

●	significant lawsuits, including shareholder litigation;

●	failure to comply with the requirements of applicable laws and regulations;

●	general economic, industry and market conditions other events or factors, many of which are beyond the Combined Company’s control; and

●	changes in accounting standards, policies, guidelines, interpretations or principles.

Fort Robotics’ business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause Fort Robotics to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Combined Company Common Stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Fort Robotics Board’s attention and resources from Fort Robotics’ business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to Fort Robotics’ future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, Fort Robotics may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

The Combined Company does not currently intend to pay dividends on its common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of Combined Company Common Stock.

The Combined Company has never declared or paid any cash dividend on its common stock. The Combined Company currently anticipates that it will retain future earnings for the development, operation and expansion of the business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. In addition, the terms of any equity or debt instruments that the Combined Company may issue in the future could contain prohibitions or restrictions on the ability of the Combined Company to pay dividends on its common stock. There is no guarantee that Combined Company Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Future sales of shares of Combined Company Common Stock may depress its stock price.

Subject to certain exceptions, the Lock-Up Agreements restrict the ability of the Lock-Up Holders to transfer the Merger Consideration Shares received by them in the Business Combination for a period beginning on the Closing and ending on the earliest of (A) the one-year anniversary of the Closing Date, (B) the date upon which the last reported sale price of share of Combined Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any consecutive thirty (30) trading-day period commencing at least 150 days after the Closing Date and (C) the date after the Closing upon which Combined Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Combined Company’s stockholders having the right to exchange their equity holdings in Combined Company for cash, securities or other property.

However, following the expiration of the applicable lock-up period, such equityholders will not be restricted from selling shares of Combined Company Common Stock held by them, other than by applicable securities laws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Combined Company’s share price or the market price of Combined Company Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Provisions in the Proposed Certificate of Incorporation and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

The Proposed Certificate of Incorporation and Proposed Bylaws that will be in effect immediately prior to the Business Combination will contain provisions that could significantly reduce the value of Combined Company Common Stock to a potential acquiror or delay or prevent changes in control or changes in its management without the consent of the Combined Company Board. The provisions in the Combined Company’s charter documents will include the following:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the Combined Company Board;

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the exclusive right of the Combined Company Board, unless the board of directors grants such a right to the holders of any series of preferred stock, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Combined Company’s board of directors;

●	the prohibition on removal of directors without cause;

●	the ability of the Combined Company Board to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

●	the ability of the Combined Company Board to alter the Combined Company’s amended and restated bylaws without obtaining stockholder approval;

●	the required approval of at least 2/3 of the shares entitled to vote to amend or repeal the Combined Company’s amended and restated bylaws or amend, alter or repeal certain provisions of its amended and restated certificate of incorporation;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the Combined Company’s stockholders;

●	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

●	the requirement that a special meeting of stockholders may be called only by the Combined Company Board, the Combined Company’s chief executive officer, or the chairman of the Combined Company Board, which may delay the ability of its stockholders to force consideration of a proposal or to take action, including the removal of directors;

●	advance notice procedures that stockholders must comply with in order to nominate candidates to the Combined Company Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Combined Company; and

●	the Combined Company will be subject to the anti-takeover provisions contained in Section 203 of the DGCL, which will prevent the Combined Company from engaging in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the Combined Company Board has approved the transaction.

The Combined Company will be an emerging growth company and smaller reporting company, and the Combined Company cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make its shares less attractive to investors.

After the completion of the Business Combination, the Combined Company will be an emerging growth company, as defined in the JOBS Act. For as long as the Combined Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Combined Company will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which the Combined Company has total annual gross revenue of at least $1.235 billion or (c) in which the Combined Company is deemed to be a large accelerated filer, which means the market value of shares of Combined Company Common Stock that are held by non-affiliates exceeds $700.0 million as of the prior June 30 and (2) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Combined Company may use this extended transition period for complying with new or revised accounting standards and, therefore, the Combined Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Following the Business Combination, the Combined Company will also be a smaller reporting company as defined in the Exchange Act. Even after the Combined Company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and the Combined Company’s periodic reports and proxy statements.

The Combined Company will be able to take advantage of these scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

The Combined Company cannot predict if investors will find its common stock less attractive because the Combined Company may rely on these exemptions. If some investors find Combined Company Common Stock less attractive as a result, there may be a less active trading market for the common stock and its market price may be more volatile.

If the Combined Company’s estimates or judgments relating to its critical accounting estimates prove to be incorrect or financial reporting standards or interpretations change, the Combined Company’s results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Combined Company will base its estimates on historical experience, known trends and events, and various other factors that it believes to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fort Robotics - Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates may be used in preparing the Combined Company’s financial statements. The Combined Company’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of its common stock.

Additionally, the Combined Company will regularly monitor its compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to it. As a result of new standards, changes to existing standards and changes in their interpretation, the Combined Company might be required to change its accounting policies, alter its operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or the Combined Company may be required to restate its published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on its reputation, business, financial position, and profit.

Exclusive forum provisions in the A&R Certificate of Incorporation and Proposed Bylaws could limit the Combined Company’s stockholders’ ability to choose their preferred judicial forum for disputes with the Combined Company or its directors, officers, or employees.

The A&R Certificate of Incorporation and Proposed Bylaws provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for specified legal actions is the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware if the Court of Chancery does not have or declines to accept jurisdiction (collectively, “Delaware Courts”). Current and former stockholders are deemed to have consented to the personal jurisdiction of the Delaware Courts in connection with any action to enforce that exclusive forum provision and to service of process in any such action. This provision in the A&R Certificate of Incorporation and Proposed Bylaws will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under the Exchange Act. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims. Additionally, the A&R Certificate of Incorporation and Proposed Bylaws provide that federal district courts of the United States are the exclusive forum for Securities Act claims. Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. These provisions of the A&R Certificate of Incorporation and Proposed Bylaws are not a waiver of, and do not relieve anyone of duties to comply with, federal securities laws including those specifying the exclusive jurisdiction of federal courts under the Exchange Act and concurrent jurisdiction of federal and state courts under the Securities Act. To the extent that these provisions of the A&R Certificate of Incorporation and Proposed Bylaws limit a current or former stockholder’s ability to select a judicial forum other than the Delaware Courts, they might discourage the specified legal actions, might cause current or former stockholders to incur additional litigation-related expenses, and might result in outcomes unfavorable to current or former stockholders. A court might determine that these provisions of the A&R Certificate of Incorporation and Proposed Bylaws are inapplicable or unenforceable in any particular action, in which case we may incur additional litigation related expenses in such action, and the action may result in outcomes unfavorable to us, which could have a materially adverse impact on the Combined Company’s reputation, its business operations, and its financial position or results of operations.

Risks Related to Redemption

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and “the Company” refer to Newbury Street II.

Public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and warrants prior to exercising its redemption rights with respect to the public shares; (2) prior to 5:00 p.m., Eastern Time on [ ] (two business days before the scheduled date of the extraordinary general meeting) submits a written request to Equiniti, our transfer agent, that we redeem all or a portion of your public shares for cash, affirmatively certifying in your request if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to shares of our common stock; and (3) delivers its public shares to our transfer agent physically or electronically through DTC. In order to obtain a physical share certificate, a shareholder’s broker or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from our transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “The Newbury Street II Extraordinary General Meeting - Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, we will require each public shareholder seeking to exercise redemption rights to certify to us whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions.

Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge our determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, our shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of Newbury Street II might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Newbury Street II directors may decide not to enforce the indemnification obligation of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to public shareholders.

In the event that the proceeds in the Trust Account are reduced below (i) $10.05 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Newbury Street II’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Newbury Street II currently expects that its independent directors would take legal action on Newbury Street II’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Newbury Street II’s independent directors in exercising their business judgment and subject to Newbury Street II’s fiduciary duties may choose not to do so in any particular instance. If Newbury Street II’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to public shareholders may be reduced below $10.05 per share.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals or one or more of the closing conditions under the Merger Agreement is not satisfied or waived or if the Newbury Street II Board determines before the extraordinary general meeting that it is not necessary or no longer desirable to proceed with the proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

General Risk Factors

Fort Robotics may be negatively impacted by volatility in the political and economic environment, such geopolitical unrest, economic downturns and increases in interest rates, and a period of sustained inflation, which could have an adverse impact on Fort Robotics’ business, financial condition, results of operations and prospects.

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact Fort Robotics’ business. Further rising inflation may negatively impact Fort Robotics’ business and raise its costs. While Fort Robotics will take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation, it could become increasingly difficult to effectively mitigate the increases to Fort Robotics’ costs. If Fort Robotics is unable to take actions to effectively mitigate the effect of the resulting higher costs, Fort Robotics’ business, financial condition, results of operations and prospects could be adversely impacted.

The Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect Fort Robotics. Depending on market conditions going forward, we could incur substantial realized and unrealized losses in future periods, which could have an adverse effect on our results of operations or financial condition. If the equity and credit markets deteriorate, including as a result of political or economic unrest or war, it may make necessary debt or equity financing. Increased inflation rates can adversely affect Fort Robotics by increasing its costs, including labor and employee benefit costs. In addition, higher inflation, macroeconomic turmoil, uncertainty and market-wide liquidity concerns could also adversely affect Fort Robotics’ suppliers and potential customers, which could have an adverse impact on Fort Robotics’ business, financial condition, results of operations and prospects. Additionally, higher interest rates may depress purchase multiples, constrain buyer financings and reduce seller willingness to transact, thereby affecting Fort Robotics’ acquisition pipeline and outcomes.

If we fail to comply with applicable insurance and securities laws or regulatory requirements, our business, results of operations, financial condition or cash flow could be adversely affected.

As a publicly traded holding company listed on Nasdaq, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state regulators. Any failure to comply with applicable laws or regulations or the mandates of applicable regulators could result in the imposition of fines or significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws or regulations (or the interpretation or application thereof, including changes to applicable case law and legal precedent) could materially adversely affect our business, results of operations or financial condition. It is not possible to predict the future effect of changing federal, state and provincial law or regulation (or the interpretation or application thereof) on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations.

We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business that can adversely affect our business and financial statements.

We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business (or related to the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage, securities matters, fiduciary duties and acquisition or divestiture-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. We also from time to time become subject to lawsuits as a result of acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits can divert our management’s attention, we from time to time incur significant expenses in defending these lawsuits, and we can be required to pay damage awards or settlements or become subject to equitable remedies that adversely affect our business and financial statements. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against such losses. Because most contingencies are resolved over long periods of time, new developments (including litigation developments, the discovery of new facts, changes in legislation and outcomes of similar cases), changes in assumptions or changes in the Company’s strategy in any given period can require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments can adversely affect our business and financial statements in any particular period. There can be no assurance that our liabilities in connection with current and future litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business. However, based on our experience, information and applicable law as of the date of this Annual Report, we do not believe that it is reasonably possible that any amounts we may be required to pay in connection with litigation and other legal and regulatory proceedings in excess of our reserves as of December 31, 2025 will have a material effect on our business or financial statements. From time to time, we become aware through our internal audits and other internal control procedures, employees or other parties of possible compliance matters, such as complaints or concerns relating to accounting, internal controls, financial reporting, auditing or ethical matters or relating to compliance with laws. When we become aware of such possible compliance matters, we investigate internally and take what we believe to be appropriate corrective action. Internal investigations can lead to the assertion of claims or the commencement of legal or regulatory proceedings against us and adversely affect our business and financial statements.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We are subject to operational risks, including a failure, breach or other disruption of our operations or security systems or those of our third parties (or third parties thereof), as well as human error or malfeasance, which could adversely affect our businesses or reputation.

We depend on technology and automated systems to effectively operate our business. Any substantial, extended, or repeated failures of these systems could negatively affect our business, compromise the security of our information or other information stored on, transmitted by, or otherwise processed by these systems, result in the loss of or damage to important data, loss of revenue and increased costs, and generally harm our business. Additionally, loss of key talent required to maintain and advance these systems could have a material impact on our operations. Like other companies, our systems may be vulnerable to disruptions due to events beyond our control, including natural disasters, fire, power disruptions, software or equipment failures, terrorist attacks, cybersecurity incursions, computer viruses and hackers. There can be no assurance that the measures we have taken to reduce the adverse effects of certain potential failures or disruptions are adequate to prevent or remedy disruptions of our systems or prevent or mitigate all attacks. In addition, we will need to continuously make significant investments in technology to periodically upgrade and replace existing systems. If we are unable to make these investments or fail to successfully implement, upgrade or replace our systems, our operations and business could be adversely impacted. For example, in July 2024, certain businesses experienced disruptions related to a software update by a cybersecurity technology company. As of the date hereof, we have not experienced any significant impacts due to software updates, but we could in the future experience similar software-induced interruptions to our operations.

Uncertainties with respect to the development, deployment, and use of artificial intelligence in Fort Robotics’ business and products may result in harm to our business and reputation.

We are in the early stages of incorporating artificial intelligence (“AI”) into our business activities. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption, and use of AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices could result in unintended consequences. For example, AI algorithms may be flawed or may be based on datasets that are biased or insufficient. In addition, any disruption or failure in the AI functionality we incorporate into our business activities, products or services could adversely impact our business or result in delays or errors in our offerings. Conversely, any failure to successfully develop and deploy AI in our business activities, products and services could adversely affect our competitiveness (particularly if our competitors successfully deploy AI in their businesses, products and services), and the development and deployment of AI will require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in decreased demand for our products or harm to our business, financial statements or reputation. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

We may face particular data protection and privacy risks in connection with the European Union’s Global Data Protection Regulation, the California Consumer Privacy Act and other privacy laws and regulations.

Data privacy laws continue to evolve in various jurisdictions, including the scope of consumer and commercial privacy protections. It is possible that data privacy laws, including those that may develop regarding new technologies such as AI, may be interpreted in various jurisdictions to apply to our business in the future. As our business grows, it is therefore possible that we will have a higher regulatory risk profile and increased costs as we seek to comply with new regulatory requirements related to the processing of personal and commercial data. As Fort Robotics grows, we may be subject to laws of various jurisdictions where we operates or do business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor, investor, employee or other stakeholder information and personal data, including but, not limited to, the General Data Protection Regulation of the European Union, the California Consumer Privacy Act, and various other privacy laws and regulations. Fort Robotics may be subject to additional regulations, such as the European Union AI Act, that specifically affect the use of personal information in the context of AI systems. The changes introduced by these laws and regulations increase the complexity of regulations enacted to protect business and personal data, subject Fort Robotics to additional costs. These laws and regulations may grant, among other things, individual rights to access and delete personal information, and the right to opt out of the sale of personal information. These laws and regulations can also impose significant forfeitures and penalties for noncompliance and afford private rights of action to individuals under certain circumstances. Any failure to manage data privacy in compliance with applicable laws and regulations could result in significant regulatory investigations, fines, and sanctions, consumer and class action litigation, commercial litigation, prolonged negative publicity, data breaches, declining customer confidence, loss of key customers, employee liability, and other unfavorable consequences.

Climate change, or legal, regulatory or market measures to address climate change may materially adversely affect Fort Robotics’ financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to Fort Robotics’ future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to Fort Robotics’ facilities and disrupt operation of Fort Robotics’ supply chain and may impact operational costs. The impacts of climate change on global resources may result in scarcity, which could in the future impact Fort Robotics’ ability to access sufficient equipment and materials in certain locations and result in increased costs. Concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, Fort Robotics may experience increased compliance burdens and costs to meet the regulatory obligations and may adversely affect raw material sourcing, manufacturing operations and the distribution of Fort Robotics’ products.

Global pandemics, epidemics, outbreaks of infectious diseases or public health crises have disrupted our business and could have a material adverse effect on our business, results of operations and financial condition.

The pandemics, epidemics, outbreaks of infectious diseases or public health crises across the globe have disrupted, and may in the future disrupt our business, which could materially and adversely affect our financial condition, results of operations, cash flows and/or future expectations. Any health crisis may negatively affect worldwide economic and commercial activity, disrupt global supply chains and the labor market and create significant volatility and disruption of financial and commodity markets. The extent to which our business may in the future be affected by pandemics, infectious disease outbreaks and other public health crises depends on a number of factors outside of our control, including but not limited to the extent and duration of labor disruptions, business operations disruptions from quarantines, travel restrictions and other requirements imposed by regulators and health authorities, delays, modifications and terminations of contracts, supply chain disruptions, increased cybersecurity and data protection risks, increased costs of doing business and other macroeconomic disruptions.

Following the consummation of the Business Combination, the Combined Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, the Combined Company will face increased legal, accounting, administrative and other costs and expenses as a public company that Fort Robotics does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (United States) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require the Combined Company to carry out activities Fort Robotics has not done previously. For example, the Combined Company will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify material weaknesses in addition to those disclosed herein or a significant deficiency in the internal control over financial reporting), the Combined Company could incur additional costs rectifying those issues, and the existence of those issues could adversely affect the Combined Company’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance in such a situation. Risks associated with the Combined Company’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Combined Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The Combined Company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could negatively impact its business.

Fort Robotics is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, the Combined Company will be required to provide management’s attestation on internal controls in accordance with the Sarbanes-Oxley Act. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Fort Robotics as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If the Combined Company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated combined financial information is provided to aid you in your analysis of the financial aspects of the Merger and related transactions and presents the combination of the financial information of Newbury Street II Acquisition Company (“NTWO”) and Fort Robotics (“FORT”) adjusted to give effect to the Merger and related transactions, or collectively, the Pro Forma Adjustments. Capitalized terms included but not defined below have the same meaning as defined elsewhere in this proxy statement/prospectus.

FORT is building a first-of-its-kind Robotics Control Platform (“RCP”) to maximize safety, security, and productivity and seamlessly connect your digital and physical worlds. FORT develops and sells safety-critical wireless control hardware used in industrial automation, robotics, construction, warehousing, mining, agriculture, and logistics. Each hardware unit includes a perpetual embedded software component (the “FORT Platform”) that is required to configure and operate the device and is not sold separately. Customers include industrial enterprises, equipment manufacturers (“OEMs”), integrators, and operators of autonomous or semi-autonomous machinery.

FORT’s proven technology helps businesses increase productivity, accelerate innovation, and realize the potential of automation by reducing friction between people and robots. With FORT, customers can jumpstart their solution, get certified faster, and keep their most critical assets safe and secure.

On August 17, 2026, FORT and NTWO entered into an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, at the consummation of the Merger, FORT shall become a wholly owned subsidiary of NTWO. Upon completion of the Merger, FORT will be the successor registrant with the SEC, meaning that FORT’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. After the completion of the Merger, NTWO will change its corporate name to “Fort Robotics Holdings, Inc.” (“New FORT”).

While the legal acquirer in the Merger is NTWO, for financial accounting and reporting purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”), FORT will be the accounting acquirer and the Merger will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the Combined Company represent the continuation of the financial statements of FORT in many respects. Under this method of accounting, NTWO will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, FORT will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of FORT (i.e., a capital transaction involving the issuance of stock by NTWO for the stock of FORT). FORT has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	FORT’s existing stockholders will have 66.7% of the voting interest of New FORT

●	FORT’s senior management comprises the senior management of New FORT

●	the directors nominated by FORT represent the majority of the board of directors of New FORT (FORT will designate three directors, NTWO will designate two directors, and up to two additional directors will be jointly designated)

●	FORT’s operations comprises the ongoing operations of New FORT

●	Fort Robotics Holdings, Inc. is the name being used by New FORT

Upon consummation of the Merger and the PIPE Investment, the most significant change in FORT’s future reported financial position is expected to be a significant increase in cash (as compared to FORT’s balance sheet at December 31, 2025), whereby after the impacts of the PIPE investment, assuming no redemptions and maximum redemptions, the cash and cash equivalents balance will be $191.5 million and $24.4 million, respectively. Total direct and incremental transaction costs of NTWO and FORT are estimated at approximately $17.6 million.

As a consequence of the Merger, FORT will become the successor to an SEC registrant and listed on the Nasdaq, which will require FORT to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. FORT expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Merger is completed, the business of FORT will continue as the business of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of FORT capital stock (including shares of FORT common stock and FORT preferred stock) will be converted solely into the right to receive a number of shares of NTWO common stock calculated in accordance with the Merger Agreement, equal to the exchange ratio calculated in accordance with the Merger Agreement. Based on NTWO’s and FORT’s capitalization as of August 17, 2026, the date the Merger Agreement was executed, the exchange ratio is estimated to be approximately 0.818919 share of NTWO common stock for each share of FORT common stock. The table below excludes the effect of 1,105,219 of founder sponsor shares to be forfeited upon consummation of the Merger. The tables below in both Scenario 1 and Scenario 2 include the effect of 755,269 founder shares held by the sponsor remain issued and outstanding following the closing but are subject to forfeiture if specified post-closing share price targets are not achieved during the four-year earnout period. Of these shares, (i) 453,159 Founder Shares currently held by the Sponsor and (ii) 302,110 Incentive Founder Shares that were reserved for potential use in connection with non-redemption or financing arrangements and are subject to the earnout provisions. Fifty percent of the earnout shares will be released from forfeiture upon the achievement of a volume weighted average share price of at least $12.50 per share for 20 trading days within any 30 consecutive trading day period, and the remaining fifty percent will be released from forfeiture upon achievement of a volume weighted average share price of at least $15.00 per share for 20 trading days within any 30 consecutive trading day period. Any earnout shares for which the applicable vesting conditions are not achieved during the four-year earnout period will be forfeited and cancelled. As these shares are outstanding as of closing and are subject to forfeiture rather than future issuance, they are reflected in the unaudited pro forma condensed consolidated combined capitalization and ownership presentation. In addition, the table below includes the pro forma capitalization for PIPE financing, including newly issued incentive shares and sponsor share transfers which are reflected as a transfer of ownership. The exchange ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in detail in the Merger Agreement and included elsewhere in this proxy statement/prospectus.

Following the closing of the Merger (the “Closing”), the ownership structure for the Combined Company will be as follows in the table below under Scenario 1 with no redemptions as described in Note 2.

Equity Holder	Shares		%
FORT	50,000,000		66.7
NTWO (public shareholders)	18,011,778	(1)	24.0
Founder Shares	4,781,144		6.3
PIPE Investors	2,205,883	(2)	3.0
Total	74,998,804		100%

(1)	Includes 1,409,091 Non-Redemption Agreement Shares (as defined below) and 486,086 shares transferred to public shareholders electing the Non-Redemption Option (as defined below) by the Sponsor for no additional consideration and 275,692 shares issued to such public shareholders electing the Non-Redemption Option by Fort Robotics for no additional consideration.

(2)	Comprised of 1,575,000 newly issued shares purchased by the other Initial PIPE Investors, 493,926 Incentive Founder Shares transferred to such Initial PIPE Investors by the Sponsor for no additional consideration, and 136,957 shares issued to such Initial PIPE Investors by Fort Robotics for no additional consideration.

Following the Closing, the ownership structure for the Combined Company will be as follows in the table below under Scenario 2 with maximum redemptions as described in Note 2.

Equity Holder	Shares		%
FORT	50,000,000		84.3
Founder Shares	4,781,144		8.1
PIPE Investors	4,517,660	(1)	7.6
Total	59,298,804		100%

(1)	Assumes that none of the Initial Pipe Investors elects the Non-Redemption Option. Comprised of 980,012 shares transferred to the Initial PIPE Investors by the Sponsor for no additional consideration, 412,648 shares issued to the Initial PIPE Investors by Fort Robotics for no additional consideration, and 3,125,000 shares purchased by the Initial PIPE Investors.

The PIPE Financing

Simultaneously with the execution of the Merger Agreement, NTWO entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from NTWO 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price approximately $31.3 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the Newbury Street II Extraordinary General Meeting to be held to approve the Business Combination (the “Non-Redemption Option” and such shares, the “Non-Redemption Agreement Shares”). Consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in NTWO’s (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of its common stock, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock. The incentive shares convert into shares of common stock upon consummation of the Merger and do not generate additional cash proceeds. Accordingly, such incentive shares are reflected within the pro forma capitalization as additional equity interests issued in connection with the Merger. The reallocated sponsor shares do not result in additional equity interests issued just a reclassification of founder shares.

SAFE Notes

Beginning on April 30, 2026, FORT issued multiple Simple Agreements for Future Equity (“SAFEs”), in an aggregate amount of $5.1 million (collectively, the “SAFE Instruments”). The SAFE Instruments represent rights to receive equity interests in FORT (or its successor) upon the occurrence of certain specified events, including:

●	an equity financing,

●	a PIPE financing consummated concurrently with the Merger, or

●	a qualifying liquidity event.

The SAFEs do not have stated maturity dates, do not bear interest, and do not convey voting rights prior to settlement. The SAFEs include a conversion rate of 80%, resulting in a 20% discount, and provide for conversion into equity based on a discount to the price paid by new investors in the applicable financing transaction. In connection with the closing of the Merger, the SAFE Instruments automatically converted into shares of common stock of the combined company in connection with the concurrent PIPE Financing pursuant to their contractual terms. The conversion price was determined based on the discounted PIPE price, consistent with the provisions of the SAFE agreements.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NTWO, which is the legal acquirer, is treated as the “acquired” company for financial reporting purposes and FORT is treated as the accounting acquirer. This determination was primarily due to NTWO being determined to be a shell company in that it did not meet the US GAAP definition of a business.  Further, it is expected that, immediately following the Merger, FORT’s stockholders will have a majority of the voting power of the combined company, FORT will designate three directors, NTWO will designate two directors, and up to two additional directors will be jointly designated of the combined company, and FORT’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which FORT is issuing stock for the net assets of NTWO. The net assets of NTWO will be stated at historical cost, with no goodwill or other intangible assets recorded.

The following unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2025 combines the historical condensed balance sheet of NTWO as of December 31, 2025 with the historical balance sheet of FORT as of December 31, 2025 giving further effect to the Pro Forma Adjustments, as if they had been consummated as of December 31, 2025.

The following unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2025 combine the historical condensed statement of operations of NTWO for the year ended December 31, 2025 and the historical statements of operations of FORT for the year ended December 31, 2025, giving effect to the Pro Forma Adjustments as if they had been consummated on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed consolidated combined financial statements have been derived from and should be read in connection with:

●	the accompanying notes to the unaudited pro forma condensed consolidated combined financial statements;

●	the historical audited financial statements of NTWO as of and for the year ended December 31, 2025 and the related notes included elsewhere in this proxy statement/prospectus;

●	the historical audited financial statements of FORT as of and for the year ended December 31, 2025 and the related notes included elsewhere in this proxy statement/prospectus;

●	the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Newbury Street II,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fort Robotics,” and other financial information relating to NTWO and FORT included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed consolidated combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined consolidated financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed consolidated combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had NTWO and FORT been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed consolidated combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed consolidated combined financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2025

(in dollars, except share data)

	Historical				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	NTWO	FORT	Private Financing Adjustments	Note 4	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$772,506	$5,695,476	$18,025,500	(a)(b)	$167,000,000	(d)(g)	$191,493,482	$(167,122,374)	(i)(j)	$24,371,108
Accounts receivable, net	-	2,770,561	-		-		2,770,561	-		2,770,561
Due from sponsor	32,590	-	-		-		32,590	-		32,590
Inventory, net	-	1,264,113	-		-		1,264,113	-		1,264,113
Prepaid expenses and other current assets	91,171	730,882	-		-		822,053	-		822,053
Total Current Assets	$896,267	$10,461,032	$18,025,500		$167,000,000		$196,382,799	$(167,122,374)		$29,260,425
Cash and securities held in trust account	181,847,374	-	-		(181,847,374)	(d)	-	-		-
Property and equipment, net	-	235,863	-		-		235,863	-		235,863
Intangible assets, net	-	697,107	-		-		697,107	-		697,107
Operating lease right of use assets, net	-	712,007	-		-		712,007	-		712,007
Security deposit	-	48,721	-		-		48,721	-		48,721
Total Assets	$182,743,641	$12,154,730	$18,025,500		$(14,847,374)		$198,076,497	$(167,122,374)		$30,954,123
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$122,304	$1,636,787	$-		$-		$1,759,091	$-		$1,759,091
Current portion of long-term debt	-	117,619	-		-		117,619	-		117,619
Current portion of operating lease liability	-	262,141	-		-		262,141	-		262,141
Deferred revenue	-	125,215	-		-		125,215	-		125,215
Accrued offering costs	25,000	-	-		-		25,000	-		25,000
Total Current Liabilities	147,304	2,141,762	-		-		2,289,066	-		2,289,066
Deferred underwriting fee	6,037,500	-	(6,037,500)	(a, l)	-		-	-		-
Long-term portion of operating lease liability	-	579,967	-		-		579,967	-		579,967
Long-term debt, net	-	1,585,467	-		-		1,585,467	-		1,585,467
Total Liabilities	$6,184,804	$4,307,196	$(6,037,500)		$-		$4,454,500	$-		$4,454,500
Class A Ordinary Shares subject to possible redemption 17,250,000 shares issued and outstanding, at redemption value of $10.54 per share as of December 31, 2025	$181,847,374	$-	$-		$(181,847,374)	(f)	$-	$-		$-
Series B-2 Prime Preferred Stock $0.0001 par value, 13,246,383 shares authorized, 12,934,916 issued and outstanding at December 31, 2025 Liquidation preference equal to the original issue price, totaling approximately $12.7 million as of December 31, 2025.	-	12,564,631	-		(12,564,631)	(c)	-	-		-
Series B-1 Preferred Stock $0.000l par value, 14,571,596 shares authorized, 12,090,196 shares issued and outstanding as of December 31, 2025. The liquidation preference equal to its original issue price, totaling approximately $12.1 million as of December 31, 2025.	-	6,056,734	-		(6,056,734)	(c)	-	-		-
Series B Senior Prime Preferred Stock $0.0001 par value, 4,866,669 shares authorized, 4,866,669 issued and outstanding as of December 31, 2025.The Liquidation preference equal to the original issue price, totaling approximately $18.7 million as of December 31, 2025.	-	21,857,177	-		(21,857,177)	(c)	-	-		-
Series B Junior Prime Preferred Stock $0.0001 par value, 671,939 shares authorized, 671,939 issued and outstanding as of December 31, 2025. Liquidation preference equal to the original issue price, totaling approximately $2.6 million as of December 31, 2025.	-	3,017,811	-		(3,017,811)	(c)	-	-		-
Series Seed 2 Junior Prime Preferred Stock $0.0001 par value, 3,919,064 shares authorized, 3,919,064 issued and outstanding as of December 31, 2025. Liquidation preference equal to the original issue price, totaling approximately $7.2 million as of December 31, 2025.	-	11,386,497	-		(11,386,497)	(c)	-	-		-
Series Seed Junior Prime Preferred Stock $0.0001 par value, 692,625 shares authorized, 692,625 issued and outstanding as of December 31, 2025. Liquidation preference equal to the original issue price, totaling approximately $0.5 million as of December 31, 2025.	-	493,218	-		(493,218)	(c)	-	-		-
Stockholders’ equity (deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of December 31, 2025	-	-	-		-		-	-		-
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 748,375 shares issued and outstanding (excluding 17,250,000 shares subject to possible redemption) as of December 31, 2025	75	-	244		7,302	(c)(f)(h)	7,621	(175)	(j)	7,466
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 6,118,000 shares issued and outstanding as of December 31, 2025	612	-	-		(688)	(c)(e)	(76)	-		(76)
Series FF Preferred Stock $0.0001 par value, 607,319 shares authorized, 607,319 issued and outstanding as of December 31, 2025. Liquidation preference equal to the original issue price, totaling approximately $0.0 million as of December 31, 2025.	-	6	-		(6)	(c)	-	-		-
Common Stock $0.0001 par value, 67,400,000 shares authorized, 17,641,559 issued and outstanding at December 31 2025.	-	176	-		(176)	(c)	-	-		-
Additional Paid-In Capital	-	5,307,398	24,062,756	(a)(l)	224,235,286	(c)(e)(f)(h)	253,605,440	(167,122,199)	(j)	86,483,241
Accumulated Deficit	(5,289,224)	(52,836,114)	-		(1,865,650)	(g)(h)	(59,990,988)	-		(59,990,988)
Total Stockholders’ Equity (Deficit)	176,558,837	7,847,534	24,063,000		(14,847,374)		193,621,997	(167,122,374)		26,499,623
Total Liabilities, Ordinary Shares Subject to Possible Redemption and Shareholders' Equity (Deficit)	$182,743,641	$12,154,730	$18,025,500		$(14,847,374)		$198,076,497	$(167,122,374)		$30,954,123

See accompanying notes to the unaudited pro forma condensed consolidated combined financial statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(in dollars, except share data)

	Historical				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	NTWO	FORT	Private Financing Adjustments	Note 4	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total
Revenue:
Product revenue	$-	$9,883,860	$-		$-		$9,883,860	$-		$9,883,860
Service revenue	-	1,701,531	-		-		1,701,531	-		1,701,531
Total revenue	-	11,585,391	-		-		11,585,391	-		11,585,391
Cost of Revenue	-	3,911,402	-		-		3,911,402	-		3,911,402
Gross Profit	-	7,673,989	-		-		7,673,989	-		7,673,989
Operating Expenses:
Research and development	-	6,264,916	-		-		6,264,916	-		6,264,916
Sales and marketing	-	2,440,717	-		-		2,440,717	-		2,440,717
General and administrative costs	688,452	3,560,493	-		7,154,874	(g)	11,403,819	7,154,874	(g)	11,403,819
Total operating expenses	688,452	12,266,126	-		7,154,874		20,109,452	7,154,874		20,109,452
Operating loss	(688,452)	(4,592,137)	-		(7,154,874)		(12,435,463)	(7,154,874)		(12,435,463)
Other income (expense), net:
Interest earned on cash and securities held in trust account	7,267,039	-	-		(7,267,039)	(i)	-	-		-
Interest on operating account	42,405	-	-		-		42,405	-		42,405
Interest income	-	217,486	-		-		217,486	-		217,486
Interest expense	-	(221,404)	-		-		(221,404)	-		(221,404)
Total other income (expense), net	7,309,444	(3,918)	-		(7,267,039)		38,487	-		38,487
Net Income (Loss) before Income Taxes	6,620,992	(4,596,055)	-		(14,421,913)		(12,396,976)	(7,154,874)		(12,396,976)
Provision for income taxes	-	-	-		-		-	-		-
Net Income (Loss)	$6,620,992	$(4,596,055)	$-		$(14,421,913)		$(12,396,976)	$(7,154,874)		$(12,396,976)
Weighted average shares outstanding of redeemable Class A Ordinary Shares (NTWO); Weighted average common shares outstanding, basic and diluted (FORT)	17,250,000	17,584,436	-		-		75,170,259	(14,938,222)	(k)	60,232,037
Basic net income per ordinary share, redeemable Class A Ordinary Shares (NTWO); Basic and diluted net loss per unit (FORT)	$0.27	$(0.26)					$(0.16)			$(0.21)
Weighted average shares outstanding of non-redeemable Class A Ordinary Shares and Class B Ordinary Shares (NTWO)	6,866,375	-
Basic net income per ordinary share, non-redeemable Class A Ordinary Shares and Class B Ordinary Shares (NTWO)	$0.27	$-

See accompanying notes to the unaudited pro forma condensed consolidated combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

1. Description of the Merger

FORT is building a first-of-its-kind Robotics Control Platform (“RCP”) to maximize safety, security, and productivity and seamlessly connect your digital and physical worlds. FORT develops and sells safety-critical wireless control hardware used in industrial automation, robotics, construction, warehousing, mining, agriculture, and logistics. Each hardware unit includes a perpetual embedded software component (the “FORT Platform”) that is required to configure and operate the device and is not sold separately. Customers include industrial enterprises, equipment manufacturers (“OEMs”), integrators, and operators of autonomous or semi-autonomous machinery.

FORT’s proven technology helps businesses increase productivity, accelerate innovation, and realize the potential of automation by reducing friction between people and robots. With FORT, customers can jumpstart their solution, get certified faster, and keep their most critical assets safe and secure.

On August 17, 2026, FORT and NTWO entered into an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, at the consummation of the Merger, FORT shall become a wholly owned subsidiary of NTWO. Upon completion of the Merger, FORT will be the successor registrant with the SEC, meaning that FORT’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. After the completion of the Merger, NTWO will change its corporate name to “Fort Robotics Holdings, Inc.”

While the legal acquirer in the Merger Agreement is NTWO, for financial accounting and reporting purposes under GAAP, FORT will be the accounting acquirer and the Merger will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the Combined Company represent the continuation of the financial statements of FORT in many respects. Under this method of accounting, NTWO will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, FORT will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of FORT (i.e., a capital transaction involving the issuance of stock by NTWO for the stock of FORT). FORT has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	FORT’s existing stockholders will have 66.7% of the voting interest of New FORT

●	FORT’s senior management comprises the senior management of New FORT

●	the directors nominated by FORT represent the majority of the board of directors of New FORT (FORT will designate three directors, NTWO will designate two directors, and up to two additional directors will be jointly designated)

●	FORT’s operations comprise the ongoing operations of New FORT

●	Fort Robotics Holdings, Inc. is the name being used by New FORT

Upon consummation of the Merger and the PIPE Investment, the most significant change in FORT’s future reported financial position is expected to be a significant increase in cash (as compared to FORT’s balance sheet at December 31, 2025), whereby after the impacts of the PIPE investment, assuming no redemptions and maximum redemptions, the cash and cash equivalents balance will be $191.5 million and $24.4 million, respectively. Total direct and incremental transaction costs of NTWO and FORT are estimated at approximately $17.6 million.

As a consequence of the Merger, FORT will become the successor to an SEC registrant and listed on the Nasdaq, which will require FORT to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. FORT expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Merger is completed, the business of FORT will continue as the business of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of FORT capital stock (including shares of FORT common stock and FORT preferred stock) will be converted solely into the right to receive a number of shares of NTWO common stock calculated in accordance with the Merger Agreement, equal to the exchange ratio calculated in accordance with the Merger Agreement. Based on NTWO’ and FORT’s capitalization as of August 17, 2026, the date the Merger Agreement was executed, the exchange ratio is estimated to be approximately 0.818919 share of NTWO common stock for each share of FORT common stock. Up to 2,038,424 Class B Ordinary Shares held by the Sponsor (“Incentive Founder Shares”) that are to be used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption agreements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing. The table below excludes the effect of 1,105,219 sponsor shares to be forfeited upon consummation of the Merger. The table below includes the effect of 755,269 Founder Shares held by the Sponsor remain issued and outstanding following the closing but are subject to forfeiture if specified post-closing share price targets are not achieved during the four-year earnout period. Of these shares, (i) 453,159 Founder Shares currently held by the Sponsor and (ii) 302,110 Incentive Founder Shares that were reserved for potential use in connection with non-redemption or financing arrangements but were not transferred to investors, are subject to the earnout provisions. Fifty percent of the earnout shares will be released from forfeiture upon the achievement of a volume weighted average share price of at least $12.50 per share for 20 trading days within any 30 consecutive trading day period, and the remaining fifty percent will be released from forfeiture upon achievement of a volume weighted average share price of at least $15.00 per share for 20 trading days within any 30 consecutive trading day period. Any earnout shares for which the applicable vesting conditions are not achieved during the four-year earnout period will be forfeited and cancelled. As these shares are outstanding as of closing and are subject to forfeiture rather than future issuance, they are reflected in the unaudited pro forma condensed consolidated combined capitalization and ownership presentation. In addition, the table below includes the pro forma capitalization for PIPE financing, including newly issued incentive shares and sponsor share transfers which are reflected as a transfer of ownership. The exchange ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in detail in the Merger Agreement and included elsewhere in this proxy statement/prospectus.

Following the closing of the Merger (the “Closing”), the ownership structure for the Combined Company will be as follows in the table below under Scenario 1 with no redemptions as described in Note 2.

Equity Holder	Shares		%
FORT	50,000,000		66.7
NTWO (public shareholders)	18,011,778	(1)	24.0
Founder Shares	4,781,144		6.3
PIPE Investors	2,205,883	(2)	3.0
Total	74,998,804		100%

(1)	Includes 1,409,091 Non-Redemption Agreement Shares (as defined below) and 486,086 shares transferred to public shareholders electing the Non-Redemption Option (as defined below) by the Sponsor for no additional consideration and 275,692 shares issued to such public shareholders electing the Non-Redemption Option by Fort Robotics for no additional consideration.

(2)	Comprised of 1,575,000 newly issued shares purchased by the other Initial PIPE Investors, 493,926 Incentive Founder Shares transferred to such Initial PIPE Investors by the Sponsor for no additional consideration, and 136,957 shares issued to such Initial PIPE Investors by Fort Robotics for no additional consideration.

Following the Closing, the ownership structure for the Combined Company will be as follows in the table below under Scenario 2 with maximum redemptions as described in Note 2.

Equity Holder	Shares		%
FORT	50,000,000		84.3
Founder Shares	4,781,144		8.1
PIPE Investors	4,517,660	(1)	7.6
Total	59,298,804		100%

(1)	Assumes that none of the Initial Pipe Investors elects the Non-Redemption Option. Comprised of 980,012 shares transferred to the Initial PIPE Investors by the Sponsor for no additional consideration, 412,648 shares issued to the Initial PIPE Investors by Fort Robotics for no additional consideration, and 3,125,000 shares purchased by the Initial PIPE Investors.

FORT Private Financing (PIPE Financing)

Simultaneously with the execution of the Merger Agreement, NTWO entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from NTWO 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price approximately $31.3 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the Newbury Street II Extraordinary General Meeting to be held to approve the Business Combination (the “Non-Redemption Option” and such shares, the “Non-Redemption Agreement Shares”). Consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in NTWO’s (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock. The incentive shares convert into shares of common stock upon consummation of the Merger and do not generate additional cash proceeds. Accordingly, such incentive shares are reflected within the pro forma capitalization as additional equity interests issued in connection with the Merger. The reallocated sponsor shares do not result in additional equity interests issued just a reclassification of founder shares.

SAFE Notes

Beginning on April 30, 2026, FORT issued multiple Simple Agreements for Future Equity (“SAFEs”), in an aggregate amount of $5.1 million (collectively, the “SAFE Instruments”). The SAFE Instruments represent rights to receive equity interests in FORT (or its successor) upon the occurrence of certain specified events, including:

●	an equity financing,

●	a PIPE financing consummated concurrently with the Merger, or

●	a qualifying liquidity event.

The SAFEs do not have stated maturity dates, do not bear interest, and do not convey voting rights prior to settlement. The SAFEs include a conversion rate of 80%, resulting in a 20% discount, and provide for conversion into equity based on a discount to the price paid by new investors in the applicable financing transaction. In connection with the closing of the Merger, the SAFE Instruments automatically converted into shares of common stock of the combined company in connection with the concurrent PIPE Financing pursuant to their contractual terms. The conversion price was determined based on the discounted PIPE price, consistent with the provisions of the SAFE agreements.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NTWO, which is the legal acquirer, is treated as the “acquired” company for financial reporting purposes and FORT is treated as the accounting acquirer. This determination was primarily due to NTWO being determined to be a shell company in that it did not meet the US GAAP definition of a business, did not have more than nominal assets, and does not have more than nominal operations at the time of the merger.  Further, it is expected that, immediately following the Merger, FORT’s stockholders will have a majority of the voting power of the combined company, FORT will designate three directors, NTWO will designate two directors, and up to two additional directors will be jointly designated of the combined company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which FORT is issuing stock for the net assets of NTWO. The net assets of NTWO will be stated at historical cost, with no goodwill or other intangible assets recorded.

The accounting for the earnout shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because the earnout shares are granted to all NTWO stockholders (before the Merger) and the Sponsor and there are no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the earnout shares are not within the scope of ASC 718. Next, the Company determined that the earnout shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815-40, Derivatives and Hedging – Contracts in an Entity’s Own Equity (“ASC 815-40”). Based upon the analysis, the Company concluded that the earnout shares should not be classified as a liability under ASC 480.

Under ASC 815-40, an entity must first evaluate whether an equity-linked instrument is considered indexed to the reporting entity’s stock. This analysis, which is performed under ASC 815-40-15, is a two-step test that includes evaluation of both exercise contingencies and settlement provisions. The Earnout Share arrangement contains contingencies - the daily volume weighted average stock price on the basis of a specific price per share.

The Company next considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met. Therefore, the Earnout Share arrangement is appropriately classified in equity.

2. Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated combined financial information was prepared pursuant to the rules and regulations of Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2025 was prepared using the historical balance sheets of NTWO and FORT as of December 31, 2025, and gives effect to the Merger and the PIPE Financing as if they occurred on December 31, 2025. The unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2025 was prepared using the historical statements of operations of NTWO and FORT for the year ended December 31, 2025, and gives effect to the Merger and the PIPE Financing as if they occurred on January 1, 2025.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP, which is the equivalent of a capital transaction in which FORT has issued stock for the net assets of NTWO. Upon the Merger, the net assets of NTWO will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are of FORT.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. During preparation of the unaudited pro forma condensed consolidated combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed consolidated combined financial information assumes no material differences in accounting policies. Following the Merger and the PIPE Financing, management will conduct a final review of NTWO accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of NTWO results of operations or reclassification of assets or liabilities to conform to FORT’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed consolidated combined financial information.

FORT and NTWO may incur significant costs associated with integrating their operations after the Merger is completed. The unaudited pro forma condensed consolidated combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, which may result from the Merger.

To the extent that there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

The unaudited pro forma condensed consolidated combined financial information presents two redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that no public shareholders exercise redemption rights with respect to their shares.

●	Assuming Maximum Redemptions: This presentation assumes that public shareholders holding 17,250,000 shares of our currently outstanding Class A Shares exercise their redemption rights and that such shares are redeemed for their pro rata share of the funds in the Trust Account for an aggregate redemption payment of approximately $181.8 million, approximately $10.54 per share, based on $181.8 million in the Trust Account. The assumed redemption level includes the effect of shares subject to Non-Redemption Agreements that are assumed to be redeemed.

3. Shares of NTWO Common Stock Issued to FORT’s Stockholders Upon Closing of the Merger

At the effective time of the Merger, NTWO expects to issue 50,000,000 shares of common stock to the stockholders of FORT in the Merger, determined as follows:

Shares
FORT shares of common stock outstanding	17,641,559
FORT shares of convertible preferred outstanding	35,782,728
In-the-money stock options and warrants	6,745,461
SAFE conversion	886,380
Total FORT common stock equivalent shares	61,056,127
Exchange ratio	0.818918626
Estimated shares of NTWO common stock to be issued to FORT stockholders upon closing of the Merger	50,000,000

4. Pro Forma Adjustments

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the Merger Agreement and the PIPE. Adjustments included in the column under the heading “Private Financing Adjustments” are primarily based on information contained in the PIPE. Further analysis will be performed upon completion of the Merger to confirm these estimates.

Based on a review of NTWO’ summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of NTWO to conform to the accounting policies of FORT are not expected to be significant.

The pro forma condensed consolidated combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had a consolidated income tax return been filed during the periods presented. The pro forma condensed consolidated combined balance sheet does not reflect the deferred taxes as a result of the Merger. Upon Closing of the Merger, it is likely that the combined company will record a full valuation allowance against the total U.S. and state deferred tax assets given the net operating losses and valuation allowance of FORT as the recoverability of the tax assets is uncertain.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(a)	To reflect the $15.8 million received in connection with the PIPE, for which approximately 2.2 million shares of NTWO common stock are to be issued and transferred, offset by $0.8 million in transaction costs incurred and the payoff of the $2.0 million of deferred underwriting costs previously incurred by NTWO.

(b)	To reflect the $5.1 million received in connection with the SAFE (Simple Agreement for Future Equity) Notes issued by FORT, and their subsequent conversion from SAFE Notes at the discounted rate (conversion rate of 80%) as noted below:

Total SAFE Notes	5,063,000
Discount Rate	20%
Price per share	$7.14
SAFE shares	886,380

(c)	To reflect the exchange of 35,782,728 shares of FORT convertible preferred stock into shares of FORT common stock, which, together with the 25,273,399 shares of outstanding FORT common stock, and all outstanding options, warrants, and SAFE of FORT are then converted in aggregate into 50,000,000 shares of NTWO common stock based on the exchange ratio.

(d)	To reflect the release of $181.8 million of cash from the Trust Account to the cash and cash equivalents account, net of transaction expenses paid at closing of $14.8 million.

(e)	To account for the 1,105,219 founder shares of NTWO which are to be forfeited upon the Closing.

(f)	In the event that none of the 17,250,000 Class A Ordinary Shares of NTWO issued and outstanding are redeemed by shareholders for cash, the entire equity class would convert to common shares in the future class of equity shares (based on par of $0.0001 per share) with residual value to APIC.

(g)	To reflect FORT’s and NTWO’s preliminary estimated transaction costs of $17.6 million in connection with the Merger, such as advisor fees, legal fees, printer fees, and accounting expenses, of which there were no transaction costs accrued and deferred on FORT’s historical balance sheet as of December 31, 2025. Based on the estimates of management, of the $17.6 million of transaction costs incurred, $10.5 million was offset against additional paid-in capital and $7.1 million was recorded to general and administrative expense in the unaudited condensed consolidated combined pro forma statement of operations. Of the $17.6 million, $14.8 million are FORT-specific transaction costs and are net against the total cash released from the Trust Account.

(h)	To reflect the reclassification of historical accumulated deficit of NTWO into additional paid-in capital.

(i)	As the Pro Forma Adjustments are presented as if the transaction had been consummated on January 1, 2025, the beginning of the earliest period presented, the trust interest income earned for the year ended December 31, 2025 is eliminated.

(j)	To reflect, in Scenario 2, (1) the assumption that public shareholders exercise their redemption rights with respect to a maximum of 17,250,000 shares of Class A Ordinary Shares prior to the consummation of the Merger at a redemption price of approximately $10.54 per share, or $181.8 million in cash, and (2) the assumption of $15.5 million received in connection with additional PIPE funding, for which approximately 2.3 million shares of NTWO common stock are to be issued or transferred, offset by $0.8 million in transaction costs, replacing $15.5 million of NRA signed investors.

(k)	The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income (loss) for the year ended December 31, 2025. In addition, the number of shares used to calculate the pro forma combined basic and diluted net income (loss) per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Merger closing date, including the shares to be issued in the PIPE Financing, as if they have been outstanding for the entirety of the periods presented. For the year ended December 31, 2025, the pro forma weighted average shares outstanding has been calculated as follows:

	December 31, 2025 (Scenario 1 assuming no redemptions)	December 31, 2025 (Scenario 2 assuming maximum redemptions)
Weighted-average FORT common shares outstanding - basic and diluted	17,584,436	17,584,436
FORT convertible preferred stock	35,782,728	35,782,728
Company Options, warrants and SAFE to be converted to common stock upon the Merger	7,631,840	7,631,840
Total	60,999,004	60,999,004
Application of exchange ratio	0.818918626	0.818918626
Adjusted weighted-average FORT common shares outstanding - basic and diluted	49,953,221	49,953,221
PIPE Financing	2,205,883	4,517,660
Weighted-average NTWO common shares outstanding	6,866,375	6,866,375
Cancellation of Founder Shares in connection with Merger	(1,105,219)	(1,105,219)
Class A ordinary shares subject to redemption reclassified to equity	17,250,000	-
Pro forma combined weighted average number of shares of common stock - basic and diluted	75,170,259	60,232,037

(l)	This includes a $4.0 million reclass to additional paid-in capital from deferred underwriting fee based on the underwriting agreement.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Newbury Street II Acquisition Corp

Newbury Street II is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on June 18, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Newbury Street II Class A Ordinary Shares, Units and Public Warrants are currently listed on the Nasdaq under the symbols “NTWO,” “NTWOU” and “NTWOW,” respectively.

The mailing address of Newbury Street II’s principal executive office is 121 High Street, Floor 3, Boston, MA 02110 and its telephone number is (617) 334-2805.

Merger Sub

Hugo Merger Sub Inc. (or “Merger Sub”) was formed as a Delaware corporation on August 6, 2026, and is currently a wholly owned subsidiary of Newbury Street II.

The mailing address of Merger Sub’s principal executive office is 121 High Street, Floor 3, Boston, MA 02110 and its telephone number is (617) 334-2805.

Fort Robotics

Fort Robotics, Inc. is a Delaware corporation formed on September 11, 2018.

The mailing address of Fort Robotics’ principal executive office 1608 Walnut St., 12th Floor, Philadelphia, PA 19103 and its telephone number is 267-515-5880.

THE NEWBURY STREET II EXTRAORDINARY GENERAL MEETING

General

Newbury Street II is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Newbury Street II Board for use at the Newbury Street II Extraordinary General Meeting to be held on [  ], 2026 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Newbury Street II shareholders with information they need to know to be able to vote or direct their vote to be cast at the Newbury Street II Extraordinary General Meeting.

This proxy statement/prospectus is being first mailed on or about [  ], 2026 to all shareholders of record of Newbury Street II as of [  ], 2026, which is the Record Date. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Newbury Street II Extraordinary General Meeting.

Date, Time and Place

The Newbury Street II Extraordinary General Meeting will be held as a “virtual meeting” via live audio webcast on [ ], 2026 at [ ] a.m. Eastern Time at www.cstproxy.com/[ ]. For the purposes of the Current Charter, the Newbury Street II Extraordinary General Meeting may also be attended physically in person at [   ].

Registering for the Newbury Street II Extraordinary General Meeting

As a registered Newbury Street II shareholder, you received a proxy card from Continental. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [  ], 2026 at [ ] a.m. Eastern Time. Enter the URL address into your browser www.cstproxy.com/[ ], enter your control number, name and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Newbury Street II shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental to receive a control number. If you beneficially own shares held in “street name” and plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 within the U.S. and Canada (toll-free), or +1 857-999-9155 outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [ ]#. This is listen-only and you will not be able to vote or enter questions during the meeting and will not be deemed to be present at the meeting, if you are listening via telephone.

Purpose of the Newbury Street II Extraordinary General Meeting

At the Newbury Street II Extraordinary General Meeting, Newbury Street II is asking its shareholders to consider and vote upon:

●	The Business Combination Proposal. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

●	The Domestication Proposal. A copy of the Interim Charter is attached to this proxy statement/prospectus as Annex B.

●	The Charter Proposal. The form of Proposed Charter to become effective in connection with the consummation of the Business Combination is attached to this proxy statement/prospectus as Annex C. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

●	The Organizational Documents Proposals. The form of the Proposed Charter containing the advisory amendments to become effective upon consummation of the Business Combination are listed here.

●	The Incentive Plan Proposal. The form of the Incentive Plan to be used by the Combined Company from and after the Closing of the Business Combination is attached to this proxy statement/prospectus as Annex F.

●	The ESPP Proposal. The form of the ESPP to be used by the Combined Company from and after the Closing of the Business Combination is attached to this proxy statement/prospectus as Annex G.

●	The Nasdaq Proposal.

●	The Director Election Proposal.

●	The Insider Letter Amendment Proposal. The Insider Letter Amendment is attached to this proxy statement/prospectus as Annex H.

●	The Adjournment Proposal, if presented at the Newbury Street II Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote at the Newbury Street II Extraordinary General Meeting if you owned Newbury Street II Ordinary Shares at the close of business on [  ], 2026, which is the Record Date. You are entitled to one vote for each share of Newbury Street II Ordinary Shares that you held as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 24,600,875 Newbury Street II Ordinary Shares outstanding, of which [ ] are Public Shares, 484,500 Class A Ordinary Shares underlying the Private Placement Units, 6,118,000 are Sponsor Shares, 100,000 Class A Ordinary Shares held by BTIG and 163,875 Class A Ordinary Shares underlying the Private Placement Units held by BTIG.

Vote of the Sponsor

In connection with the IPO, Newbury Street II entered into agreements with the Sponsor, pursuant to which it agreed to vote any Newbury Street II Ordinary Shares owned by it in favor of the Business Combination Proposal and for all other Proposals presented at the Newbury Street II Extraordinary General Meeting. These agreements apply to the Business Combination Proposal and for all other Proposals presented to Newbury Street II shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Newbury Street II Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Sponsor Shares held by the Sponsor have no redemption rights upon Newbury Street II’s liquidation and will be worthless if no business combination is effected by Newbury Street II by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter).

Quorum and Required Vote for Proposals

A quorum of Newbury Street II shareholders is necessary to hold a valid meeting. A quorum will be present at the Newbury Street II Extraordinary General Meeting if one-third of the Newbury Street II Ordinary Shares issued and outstanding and entitled to vote at the Newbury Street II Extraordinary General Meeting are represented in person (physically or online) or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Newbury Street II Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Newbury Street II Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. The approval of the Charter Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Ordinary Shares, who, being present in person or by proxy and entitled to vote at the Newbury Street II Extraordinary General Meeting, vote at the Newbury Street II Extraordinary General Meeting. Accordingly, a Newbury Street II shareholder’s failure to vote by proxy or to vote in person (either physically or virtually) at the Newbury Street II Extraordinary General Meeting on any of the Proposals (including by abstaining on each of the Proposals) will have no effect on the outcome. However, if a Newbury Street II shareholder votes any shares by proxy or in person (either physically or virtually) at the Newbury Street II Extraordinary General Meeting on any Proposal, the failure to vote such shares on other Proposals (including by abstaining on the Business Combination Proposal) will have the same effect as a vote “AGAINST” such other Proposals.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals (which do not include the Organizational Documents Proposals or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Newbury Street II at the Newbury Street II Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal.

It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal) do not receive the requisite vote for approval, then Newbury Street II will not consummate the Business Combination. If Newbury Street II does not consummate the Business Combination and fails to complete an initial business combination by November 4, 2026 and does not seek to obtain the approval of its shareholders for an Extension, Newbury Street II will be required to cease all operations except for the purposes of winding up, redeem its Public Shares and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on any of the Proposals.

If you do not provide voting instructions, shares held in “street name” by brokers, banks or other nominees that are not permitted to vote on certain matters (“broker non-votes”), and shares whose holders elect to abstain from voting on certain matters, while considered present for the purposes of establishing a quorum at the Newbury Street II Extraordinary General Meeting, will not count as votes cast at the meeting and, assuming a quorum is present, will have no effect on the vote with respect to any of the proposals. This does not apply to the Adjournment Proposal, on which brokers, banks and other nominees may vote even absent voting instructions.

Recommendation of the Newbury Street II Board

The Newbury Street II Board has determined that each of the Proposals is fair, advisable and in the best interests of Newbury Street II and has unanimously approved such Proposals. The Newbury Street II Board unanimously recommends that shareholders vote “FOR” each of the Proposals.

When you consider the recommendation of Newbury Street II Board in favor of approval of the Proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Newbury Street II’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,870,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Placement Units. Newbury Street II’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Newbury Street II may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Newbury Street II. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026;

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the BTIG Private Placement Unit Agreement, Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Voting Your Shares

Each Newbury Street II Ordinary Share that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your Newbury Street II Ordinary Shares at the Newbury Street II Extraordinary General Meeting:

1.	Vote by internet.

●	Before the meeting: Go online to www.cstproxyvote.com. Use the internet to transmit your proxy with your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or obtain a proxy from the record holder of your shares allowing you to submit a proxy via the internet with respect thereto.

●	During the meeting: Go online to www.cstproxy.com/[ ]. You will be able to attend the Newbury Street II Extraordinary General Meeting online and vote your shares electronically until voting is closed. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your Newbury Street II Ordinary Shares.

2.	Vote by mail. Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Newbury Street II Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Newbury Street II Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Newbury Street II Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Newbury Street II Extraordinary General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Newbury Street II Ordinary Shares will be voted as recommended by our Board. Our Board recommends voting “FOR” the Proposals. Proxies submitted by mail should be received by [ ], 2026 in order to ensure that they are counted at the Newbury Street II Extraordinary General Meeting.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the Newbury Street II Extraordinary General Meeting by doing any one of the following:

●	submitting a valid, later-dated proxy card or proxy via the internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the Newbury Street II Extraordinary General Meeting, or by mail that is received prior to the Newbury Street II Extraordinary General Meeting;

●	sending a written revocation of a proxy to Newbury Street II’s secretary at 121 High Street, Floor 3 Boston, MA 02110, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the Newbury Street II Extraordinary General Meeting; or

●	attending the Newbury Street II Extraordinary General Meeting (or, if the Newbury Street II Extraordinary General Meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person (physically or online), which automatically will cancel any proxy previously given, or revoking your proxy in person (physically or online), but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Newbury Street II Ordinary Shares, you may contact [   ], Newbury Street II’s proxy solicitor, at:

[   ]

No Additional Matters May Be Presented at the Newbury Street II Extraordinary General Meeting.

The Newbury Street II Extraordinary General Meeting has been called only to consider the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and, if presented at the Newbury Street II Extraordinary General Meeting, the Adjournment Proposal. Under the Current Charter, other than procedural matters incident to the conduct of the Newbury Street II Extraordinary General Meeting, no other matters may be considered at the Newbury Street II Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Newbury Street II Extraordinary General Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable and up to $100,000 of interest to pay dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable)). For illustrative purposes, based on funds in the Trust Account of approximately $[   ] million on [    ], 2026, the estimated per share redemption price would have been approximately $[   ]. A public shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Newbury Street II Ordinary Shares included in the Units.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [ ], 2026 (two (2) business days before the Newbury Street II Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental, Newbury Street II’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

●	In your request to Continental for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Newbury Street II Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Newbury Street II’s transfer agent at least two (2) business days before the Newbury Street II Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Newbury Street II’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Newbury Street II does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Newbury Street II’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Newbury Street II Board. If you delivered your shares for redemption to Newbury Street II’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Newbury Street II’s transfer agent return the shares (physically or electronically). You may make such request by contacting Newbury Street II’s transfer agent at the e-mail address or address listed above.

If Newbury Street II receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Newbury Street II may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Newbury Street II may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Newbury Street II may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Newbury Street II Ordinary Shares as they may receive higher proceeds from the sale of their Newbury Street II Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Newbury Street II Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Newbury Street II Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Newbury Street II Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Newbury Street II otherwise does not consummate an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) and the Warrants will expire worthless.

Appraisal Rights

Newbury Street II shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Proxy Solicitation

Newbury Street II is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Newbury Street II and its directors, officers and employees may also solicit proxies in person. Newbury Street II will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Newbury Street II will bear the cost of the solicitation.

Newbury Street II has hired [  ] to assist in the proxy solicitation process. Newbury Street II will pay that firm a fee of $[  ], plus disbursements of its expenses in connection with the services relating to the Newbury Street II Extraordinary General Meeting.

Newbury Street II will ask banks, brokers and other institutions, nominees and fiduciaries (“other nominees”) to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Newbury Street II will reimburse them for their reasonable expenses in connection with such efforts.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Newbury Street II Extraordinary General Meeting, Newbury Street II’s Sponsor, directors or officers or Fort Robotics and/or their respective affiliates, during a period when they are not then aware of any material non-public information regarding Newbury Street II or Newbury Street II’s securities, may purchase Units, Newbury Street II Class A Ordinary Shares, or Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Newbury Street II Extraordinary General Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Newbury Street II’s Sponsor, directors or officers has any plans to make any such purchases except that as part of the Initial PIPE Investment, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, subscribed for an aggregate purchase price of $5,000,000, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, subscribed for an aggregate purchase price of $1,000,000, subject to the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto. Newbury Street II will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding Newbury Street II Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Newbury Street II Extraordinary General Meeting.

The existence of financial and personal interests of Newbury Street II’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Newbury Street II and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections entitled “Risk Factors,” “The Business Combination Proposal (Proposal 1) — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of Newbury Street II Ordinary Shares are being asked to consider and vote on a proposal to approve, by ordinary resolution, the Merger Agreement and the Business Combination. Newbury Street II shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because Newbury Street II is holding a shareholder vote on the Business Combination, Newbury Street II may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a simple majority of the votes cast by the holders of the Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting, voting together as a single class.

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Newbury Street II shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Newbury Street II does not believe that the disclosure schedules contain information that is material to an investment decision.

On August 17, 2026, Newbury Street II entered into an Agreement and Plan of Merger (as it may be further amended or supplemented from time to time, the “Merger Agreement” and the actions and transactions contemplated thereby, including, without limitation, the mergers and issuances of securities thereunder, the “Business Combination”) with Fort Robotics, Inc., a Delaware corporation (“Fort Robotics”) and Hugo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Newbury Street II (“Merger Sub”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination (the “Closing”, to occur on the “Closing Date”), among other things (i) prior to the Closing, Newbury Street II shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and (ii) following the Domestication, at the Closing, Merger Sub will merge with and into Fort Robotics (the “Merger”), with Fort Robotics surviving such merger as a wholly owned subsidiary of Newbury Street II (the “Surviving Corporation”). It is proposed that, upon the Closing, Newbury Street II will change its name to “Fort Robotics Holdings, Inc.”, following the Domestication and the Effective Time, is referred to herein as the “Combined Company.”

The Merger Agreement provides that the total consideration (the “Merger Consideration”) to be delivered at the Closing to Fort Robotics Security Holders as of immediately prior to the effective time of the Merger (the “Effective Time”) that have completed required transmittal documents will consist of a number of newly issued shares of Combined Company common stock, par value $0.0001 per share (“Combined Company Common Stock”) with an aggregate value equal to the sum of (i) $500 million, with each share of Combined Company Common Stock expected to be valued, for such purpose, at $10.00 per share, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amount, with the holders of Fort Robotics’ Simple Agreements for Future Equity entered into during the Interim Period (the “Permitted Company SAFEs”), if any, receiving in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs and in an aggregate amount of up to $10,000,000, and the portion of the Merger Consideration deliverable at the Closing to Fort Robotics Security Holders referred to as the “Stockholder Merger Consideration.” The Merger Agreement also provides that each outstanding stock option of Fort Robotics, whether vested or unvested, will be assumed by Newbury Street II and automatically converted into an option for shares of the Combined Company (the “Assumed Options”). All Company Convertible Securities (other than the Company Options and a certain outstanding warrant, that shall be assumed by the Combined Company) outstanding and not exercised or converted prior to the Closing will be terminated as of the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, Fort Robotics, and the directors and officers of Newbury Street II entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated October 31, 2024 (the “Insider Letter”), by and among Newbury Street II, the Sponsor, and the directors and officers of Newbury Street II, which provides that (i) upon the Closing, up to 2,038,424 Class B Ordinary Shares held by the Sponsor (“Incentive Founder Shares”) that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, and Fort Robotics, entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares (the “Forfeited Founder Shares”), (ii) the Sponsor agreed that 453,159 Founder Shares (together with the Earnout Incentive Founder Shares (as defined below), the “Earnout Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets (as defined below) are achieved during the four-year period after Closing (the “Earnout Period”); (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares (the “Incentive Founder Shares”) to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such Incentive Founder Shares (the “Earnout Incentive Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and Sponsor shall forfeit the remaining Incentive Founder Shares at the Closing; provided, however, that such Incentive Founder Shares and Earnout Founder Shares described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter Amendment.

The Earnout Founder Shares shall vest and no longer be subject to forfeiture as follows (such criteria, the “Share Price Targets”):

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture; and

●	if the volume-weighted average price of the shares of Combined Company Common Stock equals or exceeds $15.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, the remaining 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture.

Simultaneously with the execution of the Merger Agreement, Newbury Street II entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain institutional/accredited investors (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Newbury Street II 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price approximately $31.25 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. The consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). As part of the Initial PIPE Investment, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, subscribed for an aggregate purchase price of $5,000,000, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, subscribed for an aggregate purchase price of $1,000,000. Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Newbury Street II and Fort Robotics. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect, as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (i) upon the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries on a timely basis to consummate the Transactions, subject to customary exceptions with respect to clause (i) above.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Fort Robotics to Newbury Street II; (iv) Newbury Street II’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality.

Each party also agreed during the Interim Period not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Merger Agreement.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of directors’ and officers’ tail liability insurance; and (c) use of trust account proceeds.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Newbury Street II and Fort Robotics with the SEC under the Securities Act of 1933, as amended, to register the shares of Newbury Street II common stock to be issued as Merger Consideration Shares. The Registration Statement also will contain Newbury Street II’s proxy statement to solicit proxies from Newbury Street II’s shareholders to approve, among other things, (i) the Merger Agreement and the Business Combination, including the Merger and the Domestication; (ii) to the extent required by Nasdaq, the issuance of any shares in connection with the Transaction Financing (as defined below), including the approval of the issuance of more than 20% of the outstanding Newbury Street II common stock; (iii) the effecting of the Domestication, including adoption of the new organizational documents of Newbury Street II after the Domestication; (iv) the change of name of Newbury Street II to “Fort Robotics Holdings, Inc.” and the adoption and approval of the new amended and restated organizational documents of Newbury Street II; (v) the adoption and approval of a new equity incentive plan of the Surviving Corporation; (vi) the appointment of the members of the post-Closing board of directors of Newbury Street II; (vii) the approval and adoption of the Insider Letter Amendment; and (viii) such other matters as Fort Robotics and Newbury Street II may mutually determine to be necessary or appropriate in order to effect the Merger, the Domestication and the other transactions contemplated by the Merger Agreement.

In addition, Fort Robotics agreed that as promptly as practicable after the Registration Statement has become effective, the requisite vote of Fort Robotics stockholders, by resolutions duly adopted at a meeting of Fort Robotics’ stockholders or by unanimous written consent, shall have authorized, approved and consented to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Agreements to which Fort Robotics is or is required to be a party or bound, and the consummation of the Business Combination, including the Mergers and the Domestication.

The parties agreed that the post-Closing board of directors will consist of at least five but not more than seven individuals, with such number to be mutually agreed by Newbury Street II and Fort Robotics. The post-Closing board will include (i) two persons designated by Newbury Street II prior to the Closing, at least one of whom will qualify as independent under Nasdaq (or, if applicable, NYSE) rules, (ii) three persons designated by Fort Robotics prior to the Closing, at least two of whom will be required to qualify as independent under Nasdaq (or, if applicable, NYSE) rules, and (iii) up to an additional two persons as mutually agreed by Newbury Street II and Fort Robotics. The post-Closing board will serve staggered terms divided into three classes.

During the Interim Period, Newbury Street II may enter into financing agreements with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as trust account non-redemption or backstop arrangements or otherwise), in each case with the prior consent of Fort Robotics and on terms mutually agreeable to Fort Robotics and Newbury Street II, acting reasonably (an “Additional Transaction Financing”, together with the Initial PIPE Investment (as defined below), a “Transaction Financing”). During the Interim Period, Fort Robotics may enter into the Permitted Company SAFEs in a form in compliance with the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Newbury Street II; (ii) approval of the stockholders of Fort Robotics; (iii) approvals of any required governmental authorities and completion of the HSR Act expiration periods; (iv) no law preventing the Business Combination; (v) the Registration Statement having been declared effective by the SEC; (vi) approval for listing on Nasdaq or NYSE of the Newbury Street II common stock to be issued in connection with the Business Combination; and (vii) consummation of Domestication.

In addition, unless waived by Fort Robotics, the obligations of Fort Robotics to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Newbury Street II of customary certificates and other Closing deliverables: (i) (a) the fundamental representations and warranties of Newbury Street II being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Newbury Street II being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Newbury Street II; (ii) Newbury Street II having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing and (iii) the absence of any Material Adverse Effect with respect to Newbury Street II since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Newbury Street II, the obligations of Newbury Street II, Merger Sub to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Fort Robotics of customary certificates and other Closing deliverables and ancillary documents: (i) (a) the fundamental representations and warranties of Fort Robotics being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Fort Robotics being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Fort Robotics and its subsidiaries; (ii)  Fort Robotics having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Fort Robotics and its subsidiaries since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Newbury Street II and Fort Robotics; (ii) by either Newbury Street II or Fort Robotics, if any of the conditions to Closing have not been satisfied or waived by May 17, 2027, subject to extension if Newbury Street II seeks and receives an extension of its deadline to consummate an initial business combination; (iii) by either Newbury Street II or Fort Robotics, if a governmental authority of competent jurisdiction has issued a final, non-appealable order or taken any other final, non-appealable action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, or if any law has been adopted that permanently makes consummation of such transactions illegal or otherwise prohibited; (iv) by either Newbury Street II or Fort Robotics in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not in breach under the Merger Agreement so as to prevent the conditions to Closing to be satisfied); (v) by Newbury Street II if there has been a Material Adverse Effect on Fort Robotics and its subsidiaries following the date of the Merger Agreement, which is uncured and continuing; (vi) by Fort Robotics if there has been a Material Adverse Effect on Newbury Street II following the date of the Merger Agreement, which is uncured and continuing; (vii) by either Newbury Street II or Fort Robotics, if Newbury Street II holds the extraordinary general meeting of its shareholders to approve the Merger Agreement and the Business Combination, and the required shareholder approval is not obtained; and (viii) by either Newbury Street II or Fort Robotics, if Fort Robotics holds its special meeting, and the required Fort Robotics shareholder approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto, except for liability for fraud or for willful breach of any covenant, obligation or agreement in the Merger Agreement prior to termination.

Trust Account Waiver

Fort Robotics agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements. Newbury Street II shareholders and other interested parties are urged to read such related agreements in their entirety.

Voting Agreements

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II and Fort Robotics entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of Fort Robotics holding sufficient voting power to approve the Business Combination, pursuant to which, among other things, such stockholders agreed (i) to vote their shares of Fort Robotics stock in favor of the adoption of the Merger Agreement, the Ancillary Agreements and the approval of the Business Combination, subject to certain customary conditions, (ii) to provide a proxy to Newbury Street II to vote such shares of Fort Robotics stock pursuant to the foregoing,. (iii) to take certain other actions in support of the Merger Agreement and related transactions (and any actions required in furtherance thereof) and refrain from taking actions that would adversely affect such stockholders’ ability to perform their obligations under the Voting Agreements and (iv) not to transfer their shares of Fort Robotics stock during the period from and including the date of the Voting Agreement and the date on which the Voting Agreement is terminated.

Lock-Up Agreements

Contemporaneously with the execution and delivery of the Merger Agreement, each Significant Company Holder and each director and officer of Fort Robotics entered into a lock-up agreement (the “Lock-Up Agreement”) with Newbury Street II. Pursuant to the Lock-Up Agreements, the Merger Consideration Shares received by such holders will be subject to transfer restrictions during the period commencing on the Closing Date and ending on the earliest of (A) the one-year anniversary of the Closing Date, (B) the date upon which the last reported sale price of share of Combined Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any consecutive thirty (30) trading-day period commencing at least 150 days after the Closing Date and (C) the date after the Closing upon which Combined Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Combined Company’s stockholders having the right to exchange their equity holdings in Combined Company for cash, securities or other property.

Non-Competition and Non-Solicitation Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, each member of the management team of Fort Robotics entered into a non-competition and non-solicitation agreement (each, a “Non-Competition and Non-Solicitation Agreement”) in favor of Fort Robotics and Newbury Street II and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Pursuant to the Non-Competition and Non-Solicitation Agreements, each member of Fort Robotics Management Team will agree for a period of two years after the Closing (i) not to compete with the Covered Parties in the United States or in any other market in which the Covered Parties operate, (ii) not to hire, engage or solicit the employees of the Covered Parties, (iii) not to solicit, reduce the amount of business, interfere with or disrupt any customers of the Covered Parties. Each member of the management team will also agree not to disparage the Covered Parties and to agree to customary confidentiality requirements.

Registration Rights Agreement

Prior to or at the Closing, Newbury Street II and certain Fort Robotics stockholders (the “Reg Rights Holders”) who are expected to be affiliates of Fort Robotics immediately after the Closing will enter into the DeSPAC Registration Rights Agreement. Pursuant to the terms of the DeSPAC Registration Rights Agreement, Newbury Street II will (i) use reasonable best efforts to file with the SEC (at Newbury Street II’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, but in no event later than the earlier of the 90th calendar day following the filing date if the SEC notifies Newbury Street II that it will review the Resale Registration Statement or the 5th business day after the SEC notifies Newbury Street II that it will not review the Resale Registration Statement. The Reg Rights Holders will also be entitled to certain demand registration rights and piggyback registration rights.

Letter Agreement Amendment

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, Fort Robotics, and the directors and officers of Newbury Street II entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated October 31, 2024 (the “Insider Letter”), by and among Newbury Street II, the Sponsor, Fort Robotics and the directors and officers of Newbury Street II. The Insider Letter Amendment provides that upon the Closing, (i) up to 2,038,424 Incentive Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

Sponsor Letter Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II entered into a letter agreement (the “Sponsor Letter Agreement”) with the Sponsor and Fort Robotics, pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares (the “Forfeited Founder Shares”), (ii) the Sponsor agreed that 453,159 Founder Shares(together with the Earnout Incentive Founder Shares (as defined below), the “Earnout Founder Shares”) are subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the four-year period after Closing (the “Earnout Period”); (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares (the “Incentive Founder Shares”) to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such Incentive Founder Shares (the “Earnout Incentive Founder Shares”) shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and Sponsor shall forfeit the remaining Incentive Founder Shares at the Closing; provided, however, that such Incentive Founder Shares and Earnout Founder Shares described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter.

The Earnout Founder Shares shall vest and no longer be subject to forfeiture as follows (such criteria, the “Share Price Targets”):

●	if the volume-weighted average price of the shares of Newbury Street II common stock equals or exceeds $12.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture; and

●	if the volume-weighted average price of the shares of Newbury Street II common stock equals or exceeds $15.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading-day period during the Earnout Period, the remaining 50% of the Earnout Founder Shares will vest and no longer be subject to forfeiture.

Notwithstanding the foregoing, in the event that during the Earnout Period, Newbury Street II is subject to a Qualifying Change of Control, then, all of the Earnout Founder Shares that have not previously vested shall vest and shall no longer be subject to forfeiture.

Sponsor Support Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, Fort Robotics and the Sponsor, have entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote (or cause to be voted) in favor of the Merger Agreement and the Transactions and against any Acquisition Proposal or Alternative Transaction or any other proposal, action or agreement that would or would reasonably be expected to deter the Transactions or Transactions; (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Newbury Street II or any other anti-dilution or similar protection with respect to the Founder Shares; (iii) be bound by certain other covenants and agreements related to the Transactions; (iv) be bound by certain transfer restrictions with respect to its shares in Newbury Street II prior to the Closing; and (v) waive redemption rights, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

PIPE Subscription Agreement

Simultaneously with the execution of the Merger Agreement, Newbury Street II entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors, including TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II (the “Initial PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Newbury Street II 3,125,000 Class A Ordinary Shares in exchange for an aggregate purchase price approximately $31.25 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. The consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Newbury Street II’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). As part of the Initial PIPE Investment, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, subscribed for an aggregate purchase price of $5,000,000, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity, and an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, subscribed for an aggregate purchase price of $1,000,000.

Pursuant to the Initial PIPE Subscription Agreements, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock.

Pursuant to the PIPE Subscription Agreements, Newbury Street II has agreed to file a registration statement registering the resale of the Initial PIPE Shares within thirty (30) calendar days after Closing and use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing.

Each PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such PIPE Subscription Agreement; or (iii) written notice by either party to the other party to terminate if the transactions contemplated by the PIPE Subscription Agreement are not consummated on or prior to the Outside Date.

Underwriting Agreement Amendment

As previously disclosed, Newbury Street II entered into an underwriting agreement, dated October 31, 2024 (the “Underwriting Agreement”), with BTIG, as representative of the several underwriters, in connection with Newbury Street II’s initial public offering. On August 17, 2026, Newbury Street II and BTIG entered into an amendment to the Underwriting Agreement (the “Underwriting Agreement Amendment”), pursuant to which Newbury Street II and BTIG agreed to reduce the Deferred Underwriting Commissions from $6,037,500 to $2,000,000, solely in connection with the Business Combination. In consideration of BTIG’s entry into the Underwriting Agreement Amendment, Newbury Street II agreed to appoint BTIG as the exclusive financial advisor and non-exclusive placement agent to Newbury Street II in connection with the Business Combination. The Underwriting Agreement Amendment is void and of no effect if the Business Combination or BTIG’s engagement as exclusive advisor are non-exclusive placement agent are terminated.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the Combined Company Board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

Each director will hold office until the next annual meeting of shareholders for the election of the class of directors in which such director serves and until his or her successor is duly elected and qualified, or until his or her death, resignation, removal or disqualification.

The following table sets forth the name, age and position of each of the expected directors and executive officers of the Combined Company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Samuel Reeves	43	Chief Executive Officer and Director
Nathan Bivans	48	Chief Technology Officer
Sarah Keim	46	Chief People Officer
Non-Employee Director and Director Nominees
Thomas Bushey	46	Director
Sally Miller	60	Director
Jennifer Vescio	55	Director
Vijay Kumar	64	Director

Interests of the Sponsor, Newbury Street II’s Directors and Officers, and Their Affiliates in the Business Combination

When you consider the recommendation of the Newbury Street II Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Newbury Street II’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,870,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Placement Units. Newbury Street II’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Newbury Street II may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Newbury Street II. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026;

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the BTIG Private Placement Unit Agreement, Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

PIPE Investors

PIPE Investors that subscribed to purchase shares of Newbury Street II in the Initial PIPE Investment were comprised of 12 total investors, with most of the investors, aside from those identified by Fort Robotics Management Team, identified by BTIG, engaged by Newbury Street II as PIPE placement agent pursuant to the Placement Agent Agreement. The PIPE Investors also include: certain members of Newbury Street II board who subscribed for an aggregate amount of $6,000,000 of Class A Ordinary Shares. All of the foregoing PIPE Investors entered into Subscription Agreements to purchase Newbury Street II shares at a per share price of $10.00 per share. Pursuant to the PIPE Subscription Agreement, in connection with the Initial PIPE Investment, the Sponsor will transfer, for no additional consideration, up to 980,012 Incentive Founder Shares to the Initial PIPE Investors. The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. The Initial PIPE Subscription Agreements contain the option (at the election of the Initial PIPE Investors) to satisfy all or a portion of its obligations under the Initial PIPE Subscription Agreement by agreeing to not redeem Class A ordinary shares held or subsequently acquired by them in connection with the extraordinary general meeting of Newbury Street II to be held to approve the Business Combination. In addition, immediately prior to the Closing, Fort Robotics will issue shares of Company Common Stock that, for no additional consideration, to the Initial PIPE Investors that upon Closing will convert into up to an aggregate of 412,648 shares of Combined Company Common Stock. The terms of such Subscription Agreements, including such per share subscription prices, are equivalent to the terms of the Subscription Agreements entered into by other participants in the Initial PIPE Investment.

Other than as described in this paragraph, there are no other prior relationships between the PIPE investors and Newbury Street II, the Sponsor, Fort Robotics, their respective affiliates or BTIG.

Interests of Fort Robotics’ Members, Directors, Officers and Advisors

When you consider the recommendation of the Newbury Street II Board in favor of the Business Combination Proposal, you should keep in mind Fort Robotics’ members, directors, officers and advisors have interests in such proposal that are different from, or in addition to those of Newbury Street II shareholders generally. These interests include, among other things, the interests listed below:

●	Three of the directors of the Combined Company will be designated by Fort Robotics, and Fort Robotics’ Chief Executive Officer, Chief Technology Officer and Chief Financial Officer will continue in those offices at the Combined Company following the Closing. Each member of the post-Closing board will be provided a customary director indemnification agreement at or prior to the Closing. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement” and “Management After the Business Combination.”

●	Upon the completion of the Business Combination, the following persons are expected to be appointed executive officers of the Combined Company: Messrs. Reeves and Bivans and Ms. Keim. For a description of these arrangements see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

●	Fort Robotics’ directors and officers will continue to be entitled to exculpation, indemnification and advancement of expenses following the Closing, and the Merger Agreement permits the purchase of a “tail” directors’ and officers’ liability insurance policy that provides coverage for up to a six-year period from the Closing for their benefit covering events occurring prior to the Closing.

●	Certain of Fort Robotics’ directors and officers are holders of, and/or are affiliated with entities that are holders of, Fort Robotics equity interests and in such capacity will be entitled to receive the shares of the Combined Company’s common stock payable to holders of such equity interests pursuant to the terms of the Merger Agreement. In addition, Company Options held by Fort Robotics’ directors and officers, whether vested or unvested, will be assumed by Newbury Street II and converted into options to purchase shares of the Combined Company’s common stock. See “Certain Relationships and Related Person Transactions” and “Beneficial Ownership of Securities.”

●	Certain Fort Robotics stockholders who are expected to be affiliates of the Combined Company following the Closing will enter into the DeSPAC Registration Rights Agreement, which entitles them to have the resale of their shares registered and to demand and piggyback registration rights not available to Newbury Street II’s public shareholders.

Post-Closing Director Compensation

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that will consist of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined.

Participation in the Initial PIPE Investment

Certain affiliates of certain members of the board of Newbury Street II have entered into Initial PIPE Subscription Agreements with Newbury Street II (the “Newbury Street II PIPE Investors”) and have committed to purchase shares of Newbury Street II common stock concurrently with the Closing (which, in connection with the Closing, will become shares of Combined Company Common Stock), as follows:

Name	PIPE Investment Amount
TDG CP LLC(1)	$5,000,000
AJV Trust(2)	$1,000,000

(1)	An affiliate of William Zachre Wyatt, a then director of Newbury Street II, of which Mr. Wyatt is the managing member, which subsequently assigned its Initial PIPE Subscription Agreement to a third party entity.

(2)	An affiliate of Anthony Vinciquerra, a director of Newbury Street II, of which Anthony Vinciquerra is the trustee.

The terms of such subscriptions are equivalent to the terms of the Subscription Agreements entered into by investors in the Initial PIPE Investment transaction that are not Newbury Street II PIPE Investors.

Ownership of the Combined Company after the Business Combination

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately [__]% of the outstanding Combined Company Common Stock, (ii) the Sponsor is expected to own approximately [__]% of the outstanding Combined Company Common Stock, (iii) the Fort Robotics Stockholders are expected to own approximately [__]% of the outstanding Combined Company Common Stock, (iv) the PIPE Investors are expected to own approximately [__]% of the outstanding Combined Company Common Stock, and (v) the SAFE Investors are expected to own approximately [__]% of the outstanding Combined Company Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, and (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor (other than the Founder Shares that subject to forfeiture and earn-out pursuant to the Sponsor Letter Agreement), but exclude the potential dilutive effect of Combined Company Warrants to be issued at Closing to former holders of Newbury Street II Public Warrants and Private Placement Units (and the shares of Combined Company Common Stock issuable upon exercise of such warrants) and excluding, also, any post-Closing equity awards under the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Newbury Street II shareholders and Fort Robotics Stockholders and the PIPE Investors in the Combined Company, and associated voting power, will be different.

Charter

Pursuant to the Merger Agreement, the Combined Company will adopt the Proposed Charter and the Proposed Bylaws, which will be effective as of the Closing. See “The Charter Proposal (Proposal 3).”

Name and Headquarters of the Combined Company

The Combined Company’s headquarters will be located at 1608 Walnut St., 12th Floor Philadelphia, PA 19103.

Background of the Business Combination

Newbury Street II is a blank check company incorporated as an exempted company under the laws of the Cayman Islands on June 18, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Prior to entering into the Merger Agreement, Newbury Street II conducted a search for a business combination target, drawing upon the networks of relationships of Newbury Street II Management, the members of the Newbury Street II Board and input from the Sponsor and its affiliates across different industries, leveraging the significant experience of Newbury Street II’s officers and directors, as further described herein, in analyzing and evaluating companies and market opportunities across a variety of sectors. Prior to consummating its initial public offering on November 4, 2024, neither Newbury Street II, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Fort Robotics. The terms of the proposed Business Combination with Fort Robotics are the result of arm’s-length negotiations between representatives of Newbury Street II and Fort Robotics. The following is a brief description of the background of these negotiations and Business Combination.

During its search for a potential business combination target, Newbury Street II Management maintained a list of potential targets, which it revised and supplemented from time to time. This list of potential opportunities was periodically shared with, and reviewed in detail by, the Newbury Street II Board.

During such period, Newbury Street II and its representatives:

●	identified and evaluated 36 potential acquisition target companies (other than Fort Robotics);

●	entered into non-disclosure agreements with 19 potential acquisition targets (other than Fort Robotics);

●	participated in in-person or telephonic discussions with representatives of 25 potential acquisition targets (other than Fort Robotics); and

●	engaged in two due diligence investigations with potential acquisition targets (other than Fort Robotics).

In evaluating potential business combination opportunities, Newbury Street II considered a variety of factors and criteria. Although Newbury Street II was not limited to pursuing a business combination in any particular industry or sector, consistent with the investment strategy described in its IPO prospectus, Newbury Street II focused its search on companies in the technology and industrial infrastructure industry. Newbury Street II also considered opportunities arising from the integration of artificial intelligence into the broader infrastructure sector, including the potential for artificial intelligence to drive cost optimization, operational efficiencies and technological innovation.

Newbury Street II considered, among others, the following factors and criteria:

●	Benefits from a Public Currency and Access to Public Equity Markets: companies that could benefit from access to the public equity markets, including through additional sources of capital to pursue acquisitions and other growth opportunities, strengthen their balance sheets and attract and retain key employees through publicly traded equity compensation.

●	Strong Competitive Position and Growing Platform: companies with established business models, sustainable competitive advantages and growing platforms that could provide attractive opportunities for equity investors.

●	Talented and Incentivized Management Team: companies with strong and experienced management teams that would retain a meaningful equity interest in the Combined Company and whose interests would therefore be aligned with those of shareholders.

●	Ability to Structure a Transaction to Unlock and Maximize Value: opportunities in which Newbury Street II believed its management team's transaction experience and structuring capabilities could facilitate a mutually beneficial transaction and enhance shareholder value.

●	Revenue and Earnings Growth Potential: companies with multiple and diverse potential drivers of revenue and earnings growth.

These criteria and guidelines were not intended to be exhaustive, and Newbury Street II evaluated potential business combination opportunities based on the totality of the circumstances and such other considerations, factors and criteria as Newbury Street II Management deemed relevant. Following its evaluation of numerous potential targets, Newbury Street II determined that Fort Robotics’ business, management team, growth strategy and anticipated capital needs aligned with Newbury Street II’s acquisition objectives and provided an attractive opportunity for Newbury Street II’s shareholders.

Description of Negotiation Process with Candidates Other than Fort Robotics

Following the completion of Newbury Street II’s IPO, representatives of Newbury Street II engaged in discussions with a number of financial advisors, investment banks, and companies with respect to potential acquisition opportunities. Targets A and B, as described below, represent the parties with which Newbury Street II engaged in substantive discussions regarding potential business combinations prior to determining to pursue a transaction with Fort Robotics.

Target A. In April 2025, Newbury Street II was approached by a financial advisor to Target A, and was provided preliminary information regarding a sale process that this financial advisor had been appointed to manage. After reviewing preliminary information regarding Target A, Newbury Street II determined to continue its evaluation of Target A as a potential business combination candidate. On April 29, 2025, Newbury Street II participated in an introductory video meeting with management of Target A, following which Newbury Street II and Target A executed a non-disclosure agreement on April 30, 2025. Newbury Street II was then provided access to Target A’s data room. For the following week, Newbury Street II reviewed information available in the data room, followed by a video meeting with management of Target A on May 7, 2025. Newbury Street II met with management at their offices on May 20, 2025. On May 30, 2025, Newbury Street II discontinued its evaluation of Target A because Newbury Street II Management concluded that Target A had pending mergers that made a transaction difficult to evaluate.

Target B. On September 12, 2025, Newbury Street II was introduced, through contacts of Joshua Gold, a director of Newbury Street II, and William Zachre Wyatt, a then director of Newbury Street II, to Target B, a company that Newbury Street II Management believed had meaningful customer traction and a significant growth trajectory and that was then conducting a sell-side auction process. After reviewing preliminary information of Target B, on September 12, 2025, the parties entered into a non-disclosure agreement. Newbury Street II was provided access to Target B’s data room. Newbury Street II subsequently reviewed the information available in the data room and the process letter. Newbury Street II continued to view Target B’s business favorably but learned of a potential challenge in Target B’s advisors’ and owners’ preference for a sale process to remain private. Notwithstanding this potential challenge, Newbury Street II determined to continue its evaluation of Target B and submitted a non-binding letter of intent to Target B on October 28, 2025. Target B did not select Newbury Street II’s non-binding letter of intent, and Newbury Street II discontinued its pursuit of a potential business combination with Target B.

In addition to the reasons described above, Newbury Street II did not continue discussions with certain other potential targets for one or more of the following reasons: proposed transaction terms, including valuation, earnout, exclusivity or expense provisions, that Newbury Street II did not believe were in the best interests of its shareholders; a target’s decision to remain a private company or pursue an alternative transaction, including with another SPAC; concerns regarding the long-term viability of a target's capital structure or financing requirements; or Newbury Street II’s determination that another prospective target represented a more attractive business combination opportunity.

Following its evaluation of the foregoing opportunities, Newbury Street II Management and the Newbury Street II Board determined that Fort Robotics represented an attractive business combination opportunity for Newbury Street II and its shareholders based on Newbury Street II’s acquisition criteria, the parties’ ability to negotiate mutually acceptable transaction terms and the overall likelihood of successfully completing a business combination within the required timeframe. All discussions with representatives of potential business combination candidates other than Fort Robotics ceased as of February 19, 2026, upon the execution of the LOI (as defined below) with Fort Robotics, which led to the execution of the Merger Agreement on August 17, 2026, as further described below.

Description of Negotiations between Newbury Street II and Fort Robotics

Newbury Street II and Fort Robotics were first introduced on September 16, 2025, when Samuel Reeves, Chief Executive Officer of Fort Robotics, and Thomas Bushey, Chief Executive Officer of Newbury Street II, made contact via LinkedIn and subsequently by email. Following this introduction, Thomas Bushey and members of Fort Robotics Management Team, including Samuel Reeves, participated in a series of initial discussions regarding Fort Robotics, its business and the possibility of a potential business combination with Newbury Street II.

On September 17, 2025, Newbury Street II and Fort Robotics entered into a non-disclosure agreement. Thereafter, representatives of Newbury Street II and Fort Robotics continued discussions regarding a potential business combination. Newbury Street II Management and representatives of Fort Robotics held additional discussions on September 19, September 29, October 3 and October 7, 2025. Topics included Fort Robotics’ business background, customer relationships, technology, market and financing plans for growth.

During October and November 2025, Newbury Street II Management and Fort Robotics continued to evaluate the potential Business Combination. On November 13, 2025, representatives of Fort Robotics and Newbury Street II, participated in a series of meetings regarding Fort Robotics’ products, go-to-market strategy, accounting and audit matters and potential transaction mechanics.

During this period, Fort Robotics Management Team provided periodic updates to the Fort Robotics Board regarding its discussions with Newbury Street II. The Fort Robotics Board also considered from time to time alternatives to a business combination with a special purpose acquisition company, including continuing to operate as a privately held company and funding its operations through additional private capital raises, pursuing a traditional initial public offering and pursuing strategic transactions with other counterparties.

On November 24, 2025, representatives of Newbury Street II and Fort Robotics held an additional meeting regarding the potential Business Combination, and on December 1, 2025, representatives of Newbury Street II and Fort Robotics held further discussions regarding go to market, customers and technology.

In connection with its evaluation of a potential Business Combination with Fort Robotics, Newbury Street II conducted preliminary business and financial diligence and began developing a framework for the potential valuation of Fort Robotics in a transaction with Newbury Street II. Newbury Street II, with the assistance of Ellenoff Grossman & Schole LLP (“EGS”), Newbury Street II’s legal counsel, subsequently prepared and delivered to Fort Robotics a draft non-binding letter of intent on December 20, 2025 (the “Initial LOI”), which was subsequently revised and executed by both parties on February 19, 2026 (the “LOI”). Fort Robotics engaged Fenwick & West LLP (“Fenwick”) as its legal counsel and Evercore Group L.L.C. (“Evercore”) as its structuring advisor in connection with the proposed Business Combination. The Initial LOI contemplated a pre-money equity valuation of Fort Robotics of between $300 million and $320 million.

Following delivery of the Initial LOI, Newbury Street II and Fort Robotics continued discussions regarding the proposed Business Combination and negotiated the principal economic and other terms contemplated by the Initial LOI. These discussions included the valuation of Fort Robotics and the amount and terms of additional financing expected to be raised in connection with the proposed Business Combination. Newbury Street II Management met at Fort Robotics’ office on January 14, 2026 with the Fort Robotics Management Team and representatives of Evercore. Newbury Street II received a response to the Initial LOI from Fort Robotics and Evercore on January 27, 2026. The revised draft included an equity value of $800 million pre money, the forfeiture of a portion of the Sponsor’s Founder Shares, a proposed $65 million private investment in public equity (“PIPE”) financing consisting of common stock at $10.00 per share, a minimum cash position of $50 million and a reduction in deferred underwriting fees.

On February 2, 2026, Samuel Reeves and Sarah Keim, as representatives of Fort Robotics, and Thomas Bushey, as representative of Newbury Street II, held a discussion regarding the Initial LOI, and on February 4, 2026, Thomas Bushey, as representative of Newbury Street II, met with Samuel Reeves and Sarah Keim, as representatives of Fort Robotics, at Fort Robotics’ offices to continue discussions regarding its terms. On February 5, 2026, Newbury Street II shared a revised draft of the LOI with Fort Robotics, including a valuation of $600 million.

On February 5, 2026, Fort Robotics, Evercore, and Fenwick provided comments on the Initial LOI. The comments addressed, among other matters, the proposed valuation of Fort Robotics, the proposed $65 million PIPE financing, the forfeiture of a portion of the Sponsor’s Founder Shares and the treatment of another portion of the Sponsor’s Founder Shares as earnout shares, the size of the management equity incentive pool, the composition of the post-Closing Combined Company Board, non-competition arrangements applicable to members of the Fort Robotics Management Team, exclusivity, the minimum cash condition and transaction expenses, including Newbury Street II’s deferred underwriting fee. Representatives of Newbury Street II, Fort Robotics and their respective advisors continued discussing the terms of the proposed transaction during February 2026, including through additional discussions regarding the Initial LOI on February 11, 2026. On February 12, 2026, the draft LOI was approved by the Newbury Street II Board.

On February 19, 2026, Newbury Street II and Fort Robotics executed the LOI. The LOI provided for, among other things, (i) a $600 million pre-money equity valuation of Fort Robotics, (ii) an agreement by the Sponsor to forfeit a portion of its Founder Shares and subject another portion of its Founder Shares to an earnout based on post-Closing share-price targets, with potential forfeiture of unvested earnout shares, (iii) a management equity incentive pool on terms to be mutually agreed upon by Newbury Street II and Fort Robotics, (iv) a mutual exclusivity period of 90 days following execution of the LOI, subject to an automatic 15-day extension if parties continued to negotiate in good faith toward execution of a definitive agreement, (v) a post-Closing Board consisting of five directors, three of whom would be designated by Fort Robotics and two of whom would be designated by Newbury Street II, and (vi) that, concurrently with the execution of a definitive agreement, Newbury Street II and BTIG would enter into an amendment to the Underwriting Agreement to reduce the deferred underwriting fees and subject the deferred underwriting fees and placement agent fees, if any, to an aggregate cap.

On February 26, 2026, Thomas Bushey and William Zachre Wyatt, a then director, on behalf of Newbury Street II and Samuel Reeves on behalf of Fort Robotics met at the office of Fort Robotics to discuss the proposed transaction, and a representative of Evercore joined remotely.

During late February and March 2026, representatives of Newbury Street II and Fort Robotics also held meetings regarding Fort Robotics’ investor presentation, customers, products and other financial and business matters.

During this period, Newbury Street II, BTIG and their respective advisors conducted business and financial due diligence regarding Fort Robotics. These efforts included meetings and discussions with members of Fort Robotics Management Team regarding Fort Robotics’ business and financial performance and prospects.

On March 10, 2026, for example, representatives of Newbury Street II and Fort Robotics participated in a discussion regarding Fort Robotics’ financial results and business model. Newbury Street II Management continued to evaluate Fort Robotics and the proposed Business Combination based on the information received through this process.

On March 19, 2026, Thomas Bushey, on behalf of Newbury Street II, Samuel Reeves, on behalf of Fort Robotics, and representatives of BTIG, Evercore, WithumSmith+Brown, PC, EGS and Fenwick held an all-hands kickoff call regarding the proposed Business Combination. During the meeting, the participants discussed, among other things, the anticipated transaction timeline, transaction structure and drafting responsibilities. Beginning on March 26, 2026, representatives of Newbury Street II, Fort Robotics and their respective advisors also began holding weekly all-hands calls regarding the proposed Business Combination.

On March 26, 2026, EGS delivered an initial legal due diligence request list to Fenwick, which EGS subsequently supplemented on April 28, May 7, May 12 and August 5, 2026. Fort Robotics and its counsel responded to these requests through written responses and the periodic upload of additional documents and information to the virtual data room described below. Newbury Street II’s legal due diligence focused on, among other matters, Fort Robotics’ capitalization, material contracts, intellectual property and employment and benefits matters.

On April 2, 2026, Fort Robotics provided EGS and Loeb & Loeb LLP, legal counsel to BTIG, with access to a virtual data room containing legal, corporate and business information relating to Fort Robotics and its subsidiaries. In connection with its evaluation of the proposed Business Combination, the Newbury Street II Board also considered certain input from BTIG, in its capacity as exclusive financial advisor and placement agent engaged by Newbury Street II. On April 2, 2026, EGS delivered an initial draft of the Merger Agreement to Fenwick.

Between April 2 and August 17, 2026, EGS, Fenwick, Newbury Street II and Fort Robotics exchanged multiple drafts of the Merger Agreement and held numerous calls and virtual meetings regarding its terms. The matters negotiated during this period included, among other things, (i) the representations and warranties of Newbury Street II and Fort Robotics, (ii) interim operating covenants, including Newbury Street II’s ability to borrow funds necessary to fund an extension of its deadline to complete a business combination and its obligation to use reasonable best efforts to obtain such extension, (iii) the circumstances under which the Newbury Street II Board could change its recommendation regarding the Business Combination, (iv) Newbury Street II’s ability to adjourn or postpone the Newbury Street II Extraordinary General Meeting if sufficient votes to obtain shareholder approval had not been received, (v) the composition of the post-Closing Board, (vi) conditions to Closing, including employment agreements and non-competition and non-solicitation agreements with members of Fort Robotics Management Team, (vii) the treatment of Fort Robotics’ SAFEs, (viii) the Outside Date and (ix) the size and terms of the management incentive plan and employee stock purchase plan of the Combined Company.

During this period, the parties also exchanged and negotiated drafts of the Voting Agreements, Lock-Up Agreements, Non-Competition and Non-Solicitation Agreements, Insider Letter Agreement Amendment, Sponsor Letter Agreement, Sponsor Support Agreement, Registration Rights Agreement and Employment Agreements. The principal matters negotiated with respect to these agreements included the scope of the lock-up restrictions, the terms of the Employment Agreements and the scope and timing of the registration rights to be provided under the Registration Rights Agreement following the Closing. As the parties continued their negotiations, they mutually agreed in writing to extend their exclusivity obligations under the LOI on May 16, July 7 and July 24, 2026.

While the parties conducted due diligence and negotiated the Merger Agreement and related agreements, Newbury Street II and Fort Robotics also prepared an investor presentation describing Fort Robotics and the proposed Business Combination. The parties exchanged multiple drafts of the investor presentation and held a series of review and preparation sessions during March and April 2026 in anticipation of commencing outreach to potential investors.

During this period, Fort Robotics and its advisors also conducted business, financial and legal due diligence on Newbury Street II, including with respect to Newbury Street II’s outstanding securities and Sponsor arrangements, and its transaction expenses and deferred underwriting obligations.

In April 2026, the parties began preparations for a PIPE financing to raise additional capital in connection with the proposed Business Combination. Following a series of investor-presentation dry runs and investor-targeting discussions during April 2026, the parties finalized the applicable wall-cross procedures on April 24, 2026. Thereafter, BTIG conducted outreach to potential investors, and Newbury Street II Management and Fort Robotics Management Team participated in meetings with institutional investors that had agreed to applicable confidentiality and trading restrictions.

From late April through July 2026, Newbury Street II Management and Fort Robotics Management Team participated in an extensive series of management presentations with prospective institutional investors regarding Fort Robotics, its business and the proposed Business Combination. During this process, Newbury Street II, Fort Robotics and their advisors continued to discuss the progress of the financing process and feedback received from prospective investors. The parties also continued to evaluate the proposed transaction economics in light of such feedback and prevailing market conditions.

As a result of the parties’ continuing negotiations, including consideration of feedback received during the PIPE marketing process and prevailing market conditions, Newbury Street II and Fort Robotics agreed to revise certain economic and other terms contemplated by the LOI. Among other things, the parties ultimately agreed to reduce Fort Robotics’ pre-money equity valuation from $600 million to $500 million in order to support a common equity PIPE Investment on the revised valuation and terms. Although the parties received indications of interest for a structured financing at a higher valuation and in a larger size than a common equity PIPE Investment, the parties determined that a structured equity financing was not in the best interests of shareholders because it posed the risk of greater dilution to holders of common equity following the Closing, and of other disadvantageous terms.

The execution version of the Merger Agreement reflected these and other negotiations between the parties and provided for, among other things, (i) a reduction in the pre-money equity valuation of Fort Robotics from $600 million to $500 million, (ii) a decrease in the amount of the Initial PIPE Investment from $65 million to $31.25 million, (iii) that the holders of Permitted Company SAFEs entered into during the Interim Period, if any, shall receive in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of Combined Company Common Stock determined in accordance with the terms of such Permitted Company SAFEs, in an aggregate amount of up to $10,000,000, (iv) the Outside Date of May 17, 2027, (v) Newbury Street II’s obligation to use reasonable best efforts to obtain an extension of its deadline to consummate a business combination, (vi) a reserve under the Incentive Plan plus the aggregate number of shares issuable pursuant to the Assumed Options equal to 14.7% of the applicable post-Closing share amount, subject to an annual evergreen increase of 5%, (vii) a reserve under the ESPP equal to 2% of the applicable post-Closing share amount and (viii) a post-Closing Board consisting of between five and seven directors, three of whom would be designated by Fort Robotics, two of whom would be designated by Newbury Street II and up to two additional directors to be mutually agreed upon by Newbury Street II and Fort Robotics.

In parallel with the negotiation of the Merger Agreement, on April 20, 2026, Loeb provided a first draft of the Initial PIPE Subscription Agreement to EGS and Fenwick and on April 22, 2026, EGS and Fenwick provided initial comments. The initial draft of Initial PIPE Subscription Agreement was provided to potential investors on May 8, 2026 and a further revised draft was provided to potential investors on July 21, 2026. The draft Merger Agreement was shared with prospective investors on August 4, 2026. The matters negotiated with prospective investors included, among other things, (i) the ability of an investor to satisfy all or a portion of its investment obligation by agreeing not to redeem Newbury Street II Class A Ordinary Shares held or subsequently acquired by such investor, (ii) a most-favored nation provision, (iii) the transfer by the Sponsor of up to 980,012 Founder Shares to the Initial PIPE Investors for no additional consideration, (iv) the issuance by Fort Robotics of shares of Company Common Stock that would convert at Closing into up to an aggregate of 412,648 shares of Combined Company Common Stock for no additional consideration, (v) registration rights and certain representations and warranties and (vi) the outside date for completion of the Business Combination. These negotiations continued through August 17, 2026.

Throughout the negotiation process, Newbury Street II Management kept the Newbury Street II Board apprised of the status of discussions with Fort Robotics, including developments relating to due diligence, valuation, the PIPE financing process and the negotiation of the material terms of the proposed Business Combination.

Throughout the negotiation process, the Fort Robotics Management Team similarly kept the Fort Robotics Board apprised of the status of discussions with Newbury Street II, including developments relating to due diligence, valuation, the PIPE Investment and the negotiation of the material terms of the proposed Business Combination.

On August 7, 2026, the Fort Robotics Board held a meeting to consider the proposed Merger Agreement and the transactions contemplated thereby. At the meeting, Fenwick reviewed with the Fort Robotics Board the directors’ fiduciary duties under Delaware law and the structure and material terms of the proposed Merger Agreement and the Ancillary Agreements, and the Fort Robotics Management Team and Evercore reviewed the proposed structural terms of the transaction.

On August 17, 2026, the Newbury Street II Board held a virtual meeting to consider the proposed Merger Agreement and the transactions contemplated thereby. At the meeting, Ogier, Newbury Street II’s Cayman Islands counsel, reviewed with the Newbury Street II Board the directors’ fiduciary duties under Cayman Islands law, and EGS summarized its legal due diligence findings regarding Fort Robotics and reviewed the structure and material terms of the proposed Merger Agreement and Ancillary Agreements. Throughout the process, the Newbury Street II Board referenced comparable trading analysis, historical financials, monthly bookings, cohort analysis and the framework for unit economics, which was subsequently disclosed in the investor presentation filed by Newbury Street II with the SEC on August 18, 2026. Cohort analysis, customer growth and overall industry and market expansion in the industry report on total market of robotics end markets were also considered. The Newbury Street II Board did not receive any financial projections of Fort Robotics. Following discussion among the members of the Newbury Street II Board, with input from Newbury Street II’s advisors and legal counsel, and after consideration of the information presented, the Newbury Street II Board unanimously approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that Newbury Street II shareholders approve the Business Combination.

Also on August 17, 2026, the members of the Fort Robotics Board unanimously by written consent: (i) determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Fort Robotics and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that Fort Robotics stockholders adopt the Merger Agreement.

Later on August 17, 2026, Newbury Street II, Fort Robotics and Merger Sub executed the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, Newbury Street II and the Initial PIPE Investors executed the Initial PIPE Subscription Agreements, and the parties executed the applicable Ancillary Agreements, including the Voting Agreements, Lock-Up Agreements, Non-Competition and Non-Solicitation Agreements, Insider Letter Amendment, Sponsor Letter Agreement and Sponsor Support Agreement. Newbury Street II and BTIG also entered into an amendment to the Underwriting Agreement pursuant to which, among other things, BTIG agreed to reduce its deferred underwriting commissions from $6,037,500 to $2,000,000 in connection with the Business Combination. BTIG and Newbury Street II entered into the BTIG Engagement Letter, effective August 17, 2026, which formally engaged BTIG as exclusive financial advisor and placement agent to Newbury Street II in connection with the Business Combination.

On August 18, 2026, Newbury Street II filed a Current Report on Form 8-K announcing its entry into the Merger Agreement and describing the material terms of the Business Combination and related agreements. Newbury Street II also furnished the Investor Presentation as an exhibit to the Form 8-K. On the same day, Newbury Street II and Fort Robotics issued a joint press release announcing the execution of the Merger Agreement.

On September 27, 2026, the Board established a special committee of the Board, consisting of Jennifer Vescio, Joshua Gold and Theodore Seides, each an independent and disinterested director (the “Special Committee”), for the consideration of the Donerail Agreement (as defined below) and the Securities Grant Agreement (as defined below). On September 28, 2026, the Special Committee and the Audit Committee of the Board approved the Donerail Agreement and the Securities Grant Agreement.

On September 29, 2026, Newbury Street II entered into an agreement with Donerail Group (“Donerail”), an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for a cash compensation of $350,000 (the “Donerail Cash Fee”) and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing (the “Donerail Agreement”). Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into a securities grant agreement (the "Securities Grant Agreement"), pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor) (the “Donerail Equity Compensation”).

Pursuant to an agreement between Mr. Wyatt and Anothny James Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

Newbury Street II Board’s Reasons for the Approval of the Business Combination

Newbury Street II was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. As described above, the Newbury Street II Board sought to do so by using the networks and industry experience of the Sponsor, the Newbury Street II Board, and Newbury Street II management to identify and acquire one or more businesses.

In evaluating the transaction with Fort Robotics, the Newbury Street II Board consulted with its legal counsel and accounting and other advisors. In determining that the terms and conditions of the Merger Agreement and the Business Combination contemplated thereby were in Newbury Street II’s best interests, the Newbury Street II Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Business Combination contemplated thereby, the Newbury Street II Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Newbury Street II Board considered in reaching its determination and supporting its decision. The Newbury Street II Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Newbury Street II Board. In addition, individual directors may have given different weight to different factors. The Newbury Street II Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of Newbury Street II Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Newbury Street II Board believes that its members are qualified to evaluate the Business Combination with Fort Robotics. The Newbury Street II Board and management collectively have extensive transactional experience, investment experience and global business development work at large multinational corporations.

The Newbury Street II Board considered a number of factors pertaining to the Merger Agreement and the Business Combination contemplated thereby in determining that the Merger Agreement and the Business Combination contemplated by the Merger Agreement, were in Newbury Street II’s best interests. The following discussion of the information and factors considered by the Newbury Street II Board is not intended to be exhaustive. In particular, the Newbury Street II Board considered the following reasons or made the following determinations, as applicable:

●	Favorable Prospects for Future Growth and Financial Performance. The Newbury Street II Board’s review of information provided by Fort Robotics’ management regarding (i) Fort Robotics’ business, prospects, financial condition, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives for the 2025 and 2026 fiscal years, (ii) general economic, industry, regulatory, and financial market conditions, and (iii) opportunities and competitive factors within Fort Robotics’ industry.

●	Compelling Valuation. The implied pro forma equity value (excluding the aggregate amount of the Permitted Company SAFE Conversion Amounts) in connection with the Business Combination of approximately $500 million, which the Newbury Street II Board believes represents an attractive valuation relative to the selected comparable companies identified by Newbury Street II Management in analogous markets, including artificial intelligence, robotics, technology and technology-related industries.

●	Best Available Opportunity. The Newbury Street II Board determined, after a review of the other business combination opportunities identified by Newbury Street II, that the proposed Business Combination represented the most attractive business combination opportunity reasonably available to Newbury Street II based upon the process utilized to evaluate and assess other potential acquisition targets, and the Newbury Street II Board’s belief that such process had not identified a more attractive alternative.

●	Experienced and Committed Management Team. The Newbury Street II Board considered the fact that Combined Company will be led by Fort Robotics’ founder-led management team, which the Newbury Street II Board believes has significant experience in business development, product innovation and growth.

●	Continued Significant Ownership by Fort Robotics’ Equityholders. The Newbury Street II Board considered that Fort Robotics’ existing equity holders would be receiving a significant amount of Combined Company Common Stock in the proposed Business Combination and that Fort Robotics’ principal stockholders and key executives are “rolling over” their existing equity interests of Fort Robotics into equity interests in the Combined Company.

●	Substantial Retained Proceeds. A substantial portion of the proceeds to be delivered to the Combined Company in connection with the Business Combination (including from the Trust Account and from the PIPE Investment), are expected to remain on the balance sheet of the Combined Company after closing in order to fund Fort Robotics’ existing operations and support new and existing growth initiatives. The Newbury Street II Board considered this to be an indication of confidence in Combined Company following the Business Combination and the benefits to be realized as a result of the Business Combination.

The Newbury Street II Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Business Risk. The risk that the future financial performance of Fort Robotics may not meet the Newbury Street II Board’s expectations due to factors in Fort Robotics’ control or out of Fort Robotics’ control.

●	Competition Risk. The risk that Fort Robotics faces intense competition across the segments and markets it serves.

●	Legal and Regulatory Risk. The risks involved with Fort Robotics being subject to various laws in multiple jurisdictions, including with respect to (i) anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism, and (ii) security and data privacy.

●	Benefits May Not Be Achieved. The risk that the Business Combination’s potential benefits may not be achieved in full or in part, including the risk that Fort Robotics would not be able to achieve its growth projections, or may not be achieved within the expected timeframe.

●	Closing of the Business Combination May Not Occur. The risks and costs to Newbury Street II if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Newbury Street II being unable to effect a business combination by the final redemption date, forcing Newbury Street II to liquidate the Trust Account.

●	Current Newbury Street II Public Shareholders Exercising Redemption Rights. The risk that some Public Shareholders would decide to exercise their redemption rights, thereby reducing the amount of cash available in the Trust Account, which could result in the minimum cash condition not being satisfied.

●	Closing Conditions of the Business Combination. That the Business Combination’s closing is conditioned on satisfying certain closing conditions, many of which are not within Newbury Street II’s control.

●	Newbury Street II Shareholders Not Holding a Majority Position in Combined Company. The fact that Newbury Street II shareholders will not hold a majority position in Combined Company following the Business Combination, which may reduce the influence that current Newbury Street II shareholders have on the Combined Company’s management.

●	Litigation Related to the Business Combination. The risk of potential litigation challenging the Business Combination.

●	No Survival of Certain Representations, Warranties or Covenants of Fort Robotics. The Merger Agreement provides that the representations and warranties contained in the Merger Agreement, and those covenants that by their terms are to be performed prior to the Closing, will not survive the Closing.

●	Transaction Fees and Expenses Incurred by Newbury Street II. The substantial transaction fees and expenses to be incurred in connection with the Business Combination (which are currently expected to be approximately $17-19 million) and the negative impact of such expenses on Newbury Street II’s cash reserves and operating results if the Business Combination is not completed.

●	Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination on Newbury Street II’s financial performance, operating results, and stock price.

●	Other Risks. Other factors that the Newbury Street II Board deemed relevant, including various other risks associated with the Business Combination, Newbury Street II’s business, and Fort Robotics’ business as described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In addition to considering the factors described above, the Newbury Street II Board also considered that certain Newbury Street II officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Newbury Street II shareholders. The Newbury Street II Board reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Merger Agreement and the Business Combination.

The Newbury Street II Board concluded that the potential benefits that the Newbury Street II Board expected Newbury Street II and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Newbury Street II Board determined that the Merger Agreement and the Business Combination contemplated by the Merger Agreement, were in Newbury Street II’s best interests.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing rules that any business acquired by Newbury Street II have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount and net of taxes payable on income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of the Signing Date, the balance of the funds in the Trust Account was approximately $185.9 million (excluding the deferred underwriting discount and taxes payable on income earned on the Trust Account) and 80% thereof represents approximately $148.7 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Newbury Street II Board looked at the implied value of the Company of based on the aggregate value of Combined Company securities issuable at the Closing equal to the sum of (i) $500 million and (ii) [ ] plus the aggregate value of any Interim Period Financing Transactions, if any, solely to the extent that Additional Transaction Financing securities, if any, are converted into shares of Company Common Stock prior to the effective time of the Mergers under the terms of the Merger Agreement. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus titled “Newbury Street II Board’s Reasons for the Approval of the Business Combination,” including the review and analyses of information about Fort Robotics conducted by Newbury Street II, it was concluded that the Company has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commission and net of taxes payable on income earned on the Trust Account) as of the Signing Date.

Interests of the Sponsor, Newbury Street II’s Directors and Officers, and Their Affiliates in the Business Combination

When you consider the recommendation of the Newbury Street II Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Newbury Street II’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,870,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Placement Units. Newbury Street II’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Newbury Street II may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Newbury Street II. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026.

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the BTIG Private Placement Unit Agreement, Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation . In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

In addition, Newbury Street II’s executive officers and directors currently have fiduciary duties or contractual obligations to the following other entities. Newbury Street II does not believe that the pre-existing fiduciary duties or contractual obligations of its executive officers and directors materially impacted its decision to enter into the proposed Business Combination with Fort Robotics:

Name of Individual	Entity Name	Entity’s Business	Affiliation
Thomas Bushey	Sunderland Capital Partners LP	Private equity firm	Founder and Managing Partner
	Newbury Street Acquisition Corporation	Blank check company	Chief Executive Officer and Director

Anthony James Vinciquerra	Madison Square Garden Sports Corp.	Sports and entertainment management company	Director

Jennifer Vescio	Newbury Street Acquisition Corporation	Blank check company	Director

Joshua Gold	Inverness Capital LLC Blue Flag Partners LLC	Private equity firm Private equity firm	General Partner General Partner
Theodore Seides	Newbury Street Acquisition Corporation	Blank check company	Adviser

Jake Gudoian	Sunderland Capital Partners LP	Private equity firm	Chief Operating Officer

Except as set forth above, no compensation was paid to the Sponsor, or to Newbury Street II executive officers or directors, for services rendered to or in connection with the Business Combination. However, these persons may be reimbursed for out-of-pocket expenses (if any) incurred in connection with activities on Newbury Street II’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Further, the Sponsor will receive Combined Company shares in exchange of Newbury Street II shares that it owns and Combined Company Warrants in respect of the Private Placement Units the Sponsor owns at the Closing of the Business Combination. The issuance of these securities to be may result in material dilution of the equity interests of non-redeeming Public Shareholders. See “Questions and Answers about the Newbury Street II Extraordinary General Meeting — Q: What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?”

Other than arising out of the proposed Business Combination as disclosed elsewhere in this proxy statement/prospectus, none of Newbury Street II, the Sponsor, or their respective affiliates had any interest in, or affiliation with, Fort Robotics. The existence of the differing, additional and/or conflicting interests described above may have influenced the decision of Newbury Street II’s officers and directors to enter into the Merger Agreement and Newbury Street II’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize Newbury Street II’s officers and directors to complete an initial business combination, even if on terms less favorable to Newbury Street II Public Shareholders compared to liquidating Newbury Street II, because, among other things, if Newbury Street II is liquidated without completing an initial business combination, the Sponsor Shares and Private Placement Units would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $[   ] million based on the closing price of Newbury Street II Class A Ordinary Shares and Newbury Street II Public Warrants on [    ], 2026), unreimbursed out-of-pocket expenses advanced by the Sponsor and any loans made by the Sponsor to Newbury Street II, to the extent applicable, would not be repaid to the extent such amounts exceed cash held by Newbury Street II outside of the Trust Account (none of which such expenses or loans have been incurred or are outstanding, as of the date of this proxy statement/prospectus). Upon completion of the Business Combination, it is not anticipated that any member of Newbury Street II management or the Newbury Street II Board will be employed by or provide services to the Combined Company, and there have been no conversations regarding the same.

Vote of the Sponsor

Pursuant to the Insider Letter, each of the Sponsor and Newbury Street II’s directors and officers agreed to vote any Newbury Street II Ordinary Shares, including the Sponsor Shares and any Public Shares purchased during or after the IPO, owned by them in favor of an initial business combination of Newbury Street II. Each has also waived any redemption rights, including with respect to the Sponsor Shares and any Public Shares they hold, in connection with the proposed Business Combination. The Sponsor Shares held by the Sponsor are not entitled to redemption rights upon Newbury Street II’s liquidation and will be worthless if no business combination is effected by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter). However, the Sponsor and Newbury Street II’s directors and officers are entitled to redemption rights upon Newbury Street II’s liquidation with respect to any Newbury Street II Class A Ordinary Shares they may acquire from the public market if no business combination is effected by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter).

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor, Newbury Street II’s Directors and Officers, and Their Affiliates.

Newbury Street II’s Sponsor, Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company, and its affiliates have received or may receive the following consideration from Newbury Street II prior to or in connection with the completion by Newbury Street II of an initial business combination in accordance with the terms of Newbury Street II’s governing documents (including upon the Closing of the proposed Business Combination with the Company):

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 6,118,000 Class B Ordinary Shares (or 4,517,269 shares of Combined Company Common Stock giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned), also referred to as the Sponsor Shares or Founder Shares (which will be converted into Class B Common Stock pursuant to the Domestication and will subsequently be converted into Combined Company Common Stock in connection with the Closing in accordance with the Interim Charter) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Newbury Street II’s initial business combination or (B) subsequent to Newbury Street II’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties; (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Newbury Street II Securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements and the Insider Letter Amendment.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Newbury Street II does not complete a business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the aggregate value of the 6,118,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million (or $[ ] presenting the value of 4,517,269 shares of Combined Company Common Stock, giving effect to the forfeiture in connection with the Business Combination and the Initial PIPE Investment and assuming that no additional Incentive Founder Shares are transferred or forfeited and all Earnout Founder Shares are earned, owned by the Sponsor is estimated to be approximately $[ ] million), assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2026;

●	that if the Business Combination or another Newbury Street II initial business combination is not consummated by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), Newbury Street II will cease all operations except for the purpose of winding up. In such event, the 484,500 Private Placement Units (and the underlying securities) held by the Sponsor will expire worthless. The Sponsor purchased the Private Placement Units at an aggregate purchase price of $4,845,500, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Private Placement Unit Purchase Agreement, the Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Newbury Street II has completed an initial business combination. In this regard, while the Private Placement Units are not the same as the Newbury Street II Public Units, the aggregate value of the 484,500 Private Placement Units held by the Sponsor is estimated to be approximately $[ ] million, assuming the per unit value of the Private Placement Units is the same as the $[ ] closing price of the Newbury Street II Public Units on Nasdaq on [ ], 2026.

●	that the Sponsor has invested an aggregate of $4,870,000 (consisting of $25,000 for the Sponsor Shares and $4,845,000 for the Private Placement Units), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Newbury Street II shareholders experience a negative rate of return on their investment. The Sponsor and Newbury Street II officers and directors stand to make a significant profit on their investment and could potentially recoup their entire investment in Newbury Street II even if the trading price of the Combined Company Common Stock was as low as approximately $0.74 per share (after giving effect to the transfer to non-managing sponsor investors and assuming the loans and out-of-pocket expenses described below are repaid and reimbursed, respectively, by Newbury Street II). Accordingly, the Sponsor and Newbury Street II’s directors and officers may experience a positive rate of return on their investment, even if our Public Shareholders experience a negative rate of return on their investment. This potential outcome is primarily due to the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $10.00 per Private Placement Unit paid for the Private Placement Units, as compared to the purchase price of $10.00 per Unit sold in the IPO, so the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and “Beneficial Ownership of Securities” and [__] warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants prior to or in connection with the proposed Business Combination;

●	that Thomas Bushey, the Chief Executive Officer and director of Newbury Street II and the managing member of the Sponsor, holds indirect interest in the Founder Shares held by the Sponsor. The Sponsor has allocated 40,000 Founder Shares to each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Newbury Street II, up to $1,500,000 of such working capital loans may be convertible into newly-issued Private Placement Units with terms equivalent to existing Private Placement Units at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Newbury Street II is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Newbury Street II consummates an initial business combination, it is possible that Newbury Street II’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Newbury Street II’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Newbury Street II for reimbursement thereof);

●	that if the Trust Account is liquidated, including in the event Newbury Street II is unable to complete an initial business combination by November 4, 2026 (or such earlier date as may be approved by the Newbury Street II Board or such later date as may be approved by the Newbury Street II shareholders in accordance with the Current Charter), the Sponsor has agreed that it will be liable to Newbury Street II, if and to the extent any claims by a third party for services rendered or products sold to Newbury Street II or a prospective target business with which Newbury Street II has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Newbury Street II’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Newbury Street II’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Newbury Street II’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that, under the terms of the Administrative Services Agreement, Sunderland Capital Partners LP, an affiliate of the Sponsor, is entitled to $10,000 per month for office space, secretarial and administrative support services until the earlier of the completion of Newbury Street II’s initial business combination or its liquidation;

●	that TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity;

●	that on September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing;

●	that Newbury Street II’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

●	Thomas Bushey, the Chief Executive Officer and a director of Newbury Street II, and Jennifer Vescio, a director of Newbury Street II, will serve as directors of the Combined Company upon the Closing.

In addition to the interests of the Sponsor and Newbury Street II’s executive officers and directors in the Business Combination, Newbury Street II shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Newbury Street II shareholders, including the following:

●	that pursuant to the terms of the Underwriting Agreement Amendment, the IPO Underwriter may receive deferred underwriting fees in an amount equal to $2,000,000 (reduced from $6,000,000 in connection with the Business Combination), and such fees are payable only if Newbury Street II completes an initial business combination. Such deferred amount will be payable in cash directly from the Trust Account, without accrued interest, to the IPO Underwriter upon consummation of the proposed Business Combination; and

●	that pursuant to the terms of the BTIG Private Placement Unit Agreement, Underwriter will receive a total of 163,875 shares of Combined Company Common Stock, corresponding to the equivalent number of Newbury Street II Class A Ordinary Shares included as part of the Private Placement Units that were purchased by BTIG at the time of Newbury Street II’s IPO for an aggregate price of $1,638,750 (or $10.00 per unit), and 100,000 shares of Combined Company Common Stock, corresponding to an aggregate amount equal to the 100,000 Newbury Street II Class A Ordinary Shares purchased by BTIG in connection with the IPO for a purchase price of $100, or $0.001 per share. Additionally, BTIG will also hold Private Placement Warrants to purchase an aggregate of up to 81,938 Class A ordinary shares underlying the Private Placement Units purchased by BTIG. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Newbury Street II fails to complete its initial Business Combination within the Combination Period.

Additionally, under the Placement Agent Agreement, dated August 17, 2026, BTIG is engaged by Newbury Street II to act as exclusive financial advisor and exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Newbury Street II (including the Initial PIPE Investment), and BTIG will receive, contingent upon the consummation of such transactions, cash fees equal to the sum of (a) in respect of the financial advisory services, a success fee payable in cash upon the Closing equal to $2,000,000, and (b) in its capacity as placement agent for the private placement financing transaction, a transaction fee payable in cash, equal to the aggregate amount of (A) 4.0% of the gross cash proceeds raised in one or more private placement transactions in connection with sales of the securities of Newbury Street II, (B) 4.0% of the gross value of all cash, securities and other property that is in the Trust Account immediately prior to the consummation of the proposed Business Combination that is attributable to non-redemption agreement(s), and (C) 4.0% of the gross cash proceeds retained in the Trust Account after redemptions and released to Newbury Street II upon the Closing; provided that the BTIG Placement Agent Fees will be subject to a cap of $8,000,000, subject to certain exclusions and reimbursement for certain expenses associated with BTIG’s services.

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

The members of the Newbury Street II Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Newbury Street II shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Newbury Street II Board in making their recommendation that you vote in favor of the approval of the Business Combination, Newbury Street II did not rely on advice or recommendations by BTIG in its decision-making with respect to the transaction with Fort Robotics and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Fort Robotics, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Newbury Street II Board determined that the overall benefits expected to be received by Newbury Street II and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from BTIG’s interests in potential compensation payable to BTIG, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing as described above. In addition, the Newbury Street II Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Newbury Street II with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the Private Placement Warrants held by the Sponsor, Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Newbury Street II’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Newbury Street II Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Fort Robotics Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Newbury Street II’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Newbury Street II will acquire all of the outstanding equity interests of Fort Robotics in the Business Combination, Newbury Street II will be treated as the “acquired” company and Fort Robotics will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Fort Robotics issuing stock for the net assets of Newbury Street II, accompanied by a recapitalization. The net assets of Newbury Street II will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Fort Robotics.

Fort Robotics has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and the Maximum Redemptions Scenario:

●	The shareholders of Fort Robotics will have the greatest voting interest in the Post-Combination Company;

●	The shareholders of Fort Robotics will have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

●	Fort Robotics will comprise the ongoing operations of the Post-Combination Company; and

●	Fort Robotics’ existing senior management will be the senior management of the Post-Combination Company.

●	Fort Robotics is the larger entity based on historical operating activity and its larger employee base.

The factors listed above, including that the stockholders of Fort Robotics will have the greatest voting interest in the Combined Company and will have the ability to control decisions regarding election and removal of directors and officers of the Combined Company, reflect the fact that the Fort Robotics Stockholders will collectively own a majority of the outstanding Combined Company Common Stock following the Closing. However, no single Fort Robotics stockholder (including members of management) is expected to individually hold a controlling interest in the Combined Company. The ownership of Combined Company Common Stock among the Fort Robotics Stockholders is expected to be dispersed among multiple institutional investors and individual stockholders. For more information regarding the beneficial ownership of Combined Company Common Stock following the Business Combination, see “Risk Factors-Newbury Street II’s public shareholders will experience immediate dilution as a consequence of the issuance of Combined Company Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Incentive Plan. Having a minority share position may reduce the influence that Newbury Street II’s current shareholders have on the management of the Combined Company” and “Beneficial Ownership of Securities” contained elsewhere in this proxy statement/prospectus.

Potential Purchases of Public Shares

In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, each entered into Initial PIPE Subscription Agreements and agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity. Such a purchase would include a contractual acknowledgement that such a shareholder, although still the record holder of Newbury Street II’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such shareholder to vote such shares in favor of the proposals presented at the Newbury Street II Extraordinary General Meeting, subject to the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto. In the event that the Sponsor or directors, officers or advisors or their affiliates of Newbury Street II purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of Newbury Street II’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining shareholder approval of the Business Combination and other proposals or, where the purchases are made by the Sponsor, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied.

At any time before or after consummation of the Business Combination, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither Newbury Street II nor Fort Robotics is aware of any material regulatory approvals or actions that are required for completion of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Newbury Street II into the Agreement and Plan of Merger, dated as of August 17, 2026, by and among Newbury Street II, Merger Sub., Fort Robotics, Inc., and the Sponsor (the “Merger Agreement”), and the consummation of the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Fort Robotics and immediately thereafter the merger of Fort Robotics with and into Merger Sub, and the issuance of the consideration thereunder, and the performance by Newbury Street II of its obligations thereunder and thereby be ratified, approved, adopted and confirmed in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The Business Combination Proposal is conditioned on the approval of each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE DOMESTICATION PROPOSAL (PROPOSAL 2)

Overview

Newbury Street II is proposing to change its jurisdiction of registration by deregistering as an exempted company from the Register of Companies in the Cayman Islands and transferring by way of continuation to be registered as a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a transfer by way of continuation of Newbury Street II under the applicable laws of the Cayman Islands and the State of Delaware as described under “- Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of an application to de-register Newbury Street II as an exempted company with the Registrar of Companies of the Cayman Islands and the filing of a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State. The Interim Charter, which amends and removes the provisions of Newbury Street II’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides Newbury Street II’s shareholders with the same or substantially the same rights as they have under the Current Charter. The Domestication will become effective immediately prior to the Closing of the Business Combination. The Interim Charter, which will become effective upon the Domestication is attached to this proxy statement/prospectus as Annex B. In connection with the Domestication, all outstanding Newbury Street II Class A Ordinary Shares will convert into shares of Newbury Street II Class A Common Stock and all outstanding Newbury Street II Class B Ordinary Shares will convert into shares of Newbury Street II Class B Common Stock in the continuing Delaware corporation. All shareholders are encouraged to read the Interim Charter in its entirety for a more complete description of their terms.

Only Newbury Street II Class B Shareholders will carry the vote in respect of any vote to transfer Newbury Street II by way of continuation in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the adoption of new organizational documents of Newbury Street II in such other jurisdiction).

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, certain rights of shareholders will be governed by the Interim Charter rather than the Current Charter (which will cease to be effective) and certain rights of shareholders and the scope of the powers of the Newbury Street II Board and management will be altered as a result. The Interim Charter will be identical to the Proposed Charter with the addition of certain SPAC-specific provisions that will be retained prior to the Closing. For a summary comparison of the Proposed Charter, on the one hand, and the Current Charter, on the other, see the section entitled “The Charter Proposal (Proposal 3).” You should also read the form of the Interim Charter attached to this proxy statement/prospectus as Annex B carefully and in its entirety.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of the shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Companies Act. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders and affect the powers of the Newbury Street II Board and management following the Domestication.

Shareholders should consider the following summary comparison of the Companies Act, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, Newbury Street II may continue to refer to the share owners of Newbury Street II as “shareholders.”

Provision	Cayman Islands	Delaware
Applicable legislation	The Companies Act (Revised) of the Cayman Islands	General Corporation Law of the State of Delaware

General Vote Required for Combinations with Interested Stockholders/Shareholders	No similar provision.	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the applicable statutory provision.

Appraisal Rights	Under the Companies Act and subject to certain exceptions, shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the courts of the Cayman Islands.

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Requirements for Stockholder/Shareholder Approval

Certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, to court approval), change of name, authorization of a plan of merger (other than a merger between a parent and a subsidiary), or consolidation or voluntary winding up of the company.

The Current Charter requires a transfer by way of continuation to another jurisdiction to be approved by special resolution of the shareholders. Under the Current Charter only the holders of the Class B Ordinary Shares carry the right to vote to continue Newbury Street II in a jurisdiction outside the Cayman Islands.

The Companies Act requires that a special resolution be passed by at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written resolution of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under the Current Charter an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous resolution in writing.

Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.

Provision	Cayman Islands	Delaware
Requirement for Quorum	The holders of at least one-third of the issued and outstanding shares of the company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum.	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.

Stockholder/Shareholder Consent to Action Without Meeting	A company’s articles of association may allow shareholders to pass special and ordinary resolutions in writing. Special resolutions passed in writing must be approved by all the members entitled to vote at a general meeting of the company. Ordinary resolutions passed in writing may be approved by such number of shareholders as prescribed by the company’s articles of association. Our Current Charter requires an Ordinary Resolution in writing to be adopted unanimously.	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Inspection of Books and Records	Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of their memorandum and articles of association, register of mortgages and charges, and any special resolutions). Under Cayman Islands law, the names of an exempted company’s current directors can be obtained from a search conducted at the Registrar of Companies.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances (e.g., where a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority); the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and those who control the company are perpetrating a “fraud on the minority”).	A stockholder may bring a derivative suit subject to procedural requirements.

Removal of Directors	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, directors may be granted the power to remove a director.	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

Number of Directors	Subject to the memorandum and articles of association, the board of directors of a company may increase the size of the board and fill any vacancies.	The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Provision	Cayman Islands	Delaware
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	The fiduciary duties of a director of a Cayman Islands exempted company are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

Indemnification of Directors and Officers	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of the director’s own fraud or willful default.	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

Limited Liability of Directors	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may limit the liability of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as limiting liability for fraud or willful default.	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Reasons for the Domestication

The Newbury Street II Board believes that it would be in the best interests of Newbury Street II to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is to enable Newbury Street II to avoid certain taxes that would be imposed on the Combined Company and/or Newbury Street II if Newbury Street II were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

The Newbury Street II Board believes that it would be in the best interests of Newbury Street II to effect the Domestication to enable Newbury Street II to avoid certain taxes that would be imposed if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Newbury Street II Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Newbury Street II is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Newbury Street II’s corporate legal affairs following the Business Combination.

Regulatory Approvals; Third Party Consents

Newbury Street II is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. Newbury Street II must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Newbury Street II and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation

Commencing with the effective time of the Domestication under the applicable law, the Interim Charter will govern the rights of Newbury Street II’s stockholders. A chart comparing your rights as a holder of Ordinary Shares of Newbury Street II as a Cayman Islands exempted company with your rights as a holder of Newbury Street II common stock as a Delaware corporation can be found above in “- Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Tax Consequences to Holders of Ordinary Shares Who Receive Newbury Street II Common Stock as a Result of the Domestication

If the Proposals described in this proxy statement/prospectus are approved, then holders of Ordinary Shares who do not elect to exercise their redemption rights will receive Newbury Street II common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “- U.S. Federal Income Tax Considerations for Holders of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, Newbury Street II will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Companies Act. Upon the deregistration, Newbury Street II will no longer be subject to the provisions of the Companies Act. Except as provided in the Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Newbury Street II or any other person.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of Newbury Street II. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Newbury Street II as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Newbury Street II immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution of the Newbury Street II Class B Shareholders to be passed is as follows:

“RESOLVED, as a special resolution, that (a) Newbury Street II Acquisition Corp be de-registered as an exempted company in the Cayman Islands pursuant to Part 12 of the Companies Act (Revised) of the Cayman Islands and Article 48 of the amended and restated memorandum and articles of association of Newbury Street II Acquisition Corp (the “Current Charter”) and be registered by way of continuation as a corporation in the State of Delaware, (b) conditional upon, and with effect from, the registration of Newbury Street II Acquisition Corp as a corporation in the State of Delaware, the certificate of incorporation attached as Annex B to the proxy statement/prospectus in respect of the meeting (the “Interim Charter”), be adopted in place of the Current Charter, and (c) the Certificate of Corporate Domestication and the Interim Charter be approved for filing with the Secretary of State of Delaware.”

Vote Required for Approval

The approval of the Domestication Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Newbury Street II Extraordinary General Meeting, vote at the Newbury Street II Extraordinary General Meeting. Only Newbury Street II Class B Shareholders will carry the vote in respect of any vote to continue Newbury Street II in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the adoption of new organizational documents of Newbury Street II in such other jurisdiction).

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

THE CHARTER PROPOSAL (PROPOSAL 3)

If the Business Combination is to be consummated, the Combined Company will adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the Newbury Street II Board, is necessary to adequately address the needs of the Combined Company following the Closing. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

The following table sets forth a summary of the principal differences between the Current Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Authorized Capital Stock	The Current Charter authorizes (i) 500,000,000 Newbury Street II Class A Ordinary Shares, (ii) 50,000,000 Newbury Street II Class B Ordinary Shares and (iii) 5,000,000 Preference Shares.	The Proposed Charter authorizes the Combined Company to issue [ ] shares of Common Stock, par value $0.0001 per share, and 100,000,000 shares of Preferred Stock, par value of $0.0001 per share.

Increasing or Decreasing Authorized Capital Stock, Including Number of Unissued Shares of a Series of Preferred Stock	Subject to the Companies Act, under the Current Charter (subject to Article 10 (relating to the variation of rights of shares)), the Company may: (i) by Ordinary Resolution, increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine, or (ii) by Ordinary Resolution, cancel any shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or (iii) by Special Resolution, reduce its share capital or any capital redemption reserve fund.	Under Article V of the Proposed Charter, subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by a vote of the holders of the stock entitled to vote thereon, voting as a single class, irrespective of DGCL Section 242(b)(2).

Provisions Specific to a Blank Check Company	Under the Current Charter, Article 50 sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	The Proposed Charter does not include provisions specific to a blank check company.

Number of Directors	The Current Charter provides that the number of directors of Newbury Street II, shall be no less than one person, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the Board of Directors.	Article VI of the Proposed Charter provides that the number of directors constituting the whole Board shall be fixed from time to time exclusively by resolution of the Board of Directors.

Composition of the Board of Directors	Under the Current Charter, Article 30.4 sets out the composition of the Board of Directors, dividing the Board into three (3) classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Newbury Street II Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual general meeting of the shareholders of Newbury Street II, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.	Article VI of the Proposed Charter provides that the Board is classified into three classes, designated Class I, Class II and Class III, with staggered three-year terms. The Board is authorized to designate sitting directors to classes. Each director holds office until a successor is duly elected and qualified or until earlier death, resignation, disqualification or removal.

Appointment of Directors	Under the Current Charter, prior to the closing of a business combination, Newbury Street II may by Ordinary Resolution of the holders of the Newbury Street II Class B Ordinary Shares appoint any person to serve as a director. For the avoidance of doubt, prior to the closing of a business combination, holders of Newbury Street II Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	The Proposed Charter does not prescribe who may be appointed to serve as a director beyond qualifications the Board or governing documents may set. Directors need not be stockholders.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Removal of Directors	Under the Current Charter, prior to the closing of a business combination, Newbury Street II may by Ordinary Resolution of the holders of the Newbury Street II Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Newbury Street II Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	Article VI of the Proposed Charter provides that, subject to the special rights of the holders of any class or series of Preferred Stock, no director may be removed except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Board of Directors Vacancies	Under the Current Charter, outside of the passing of a shareholder resolution, vacancies on the board can only be filled by vote of a majority of the remaining members of the Board.	Article VI of the Proposed Charter provides that vacancies and newly created directorships shall be filled exclusively by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director (other than any directors elected by a separate vote of Preferred Stock), and not by stockholders.

Action by Written Consent	The Current Charter provides that a resolution to be passed either as an Ordinary Resolution or a Special Resolution at a general meeting, also includes a unanimous written resolution of the shareholders of the Company.	Article VII of the Proposed Charter provides that stockholder action by written consent is not permitted for common stockholders; provided that, if expressly provided in a Certificate of Designation for a series of Preferred Stock, such Preferred holders may act by written consent to the extent and in the manner set forth therein.

Calling of Special Shareholder Meetings	The Current Charter provides that the directors, the chief executive officer or the chairman of the board of directors of the Company may call general meetings, and that the shareholders shall not have the ability to call general meetings.	Article VIII of the Proposed Charter provides that special meetings of stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by stockholders or any other person or persons.

Waiver of Jury Trial	The Current Charter does not contain a waiver of trial by jury.	The Proposed Charter does not contain a waiver of trial by jury.

Quorum	The Current Charter provides that the holders of one third of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for any meeting of the shareholders.	The Proposed Charter does not expressly address what constitutes a quorum; such matters are addressed in the Proposed Bylaws.

Voting	The Current Charter provides that holders of Newbury Street II Class A Ordinary Shares and holders of Newbury Street II Class B Ordinary Shares will vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article, and the Transfer by Way of Continuation Article). Each Newbury Street II Ordinary Share will have one vote on all such matters. If the share capital of Newbury Street II is divided into different classes, the rights of such a class may not be varied except by a vote of that affected class, which shall not be less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or by consent in writing of the holders of not less than two thirds of the issued shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article, which shall only require the consent in writing of the holders of a majority of the issued Newbury Street II Class B Ordinary Shares).	Article IV of the Proposed Charter provides that each outstanding share of Common Stock entitles the holder to one vote on each matter properly submitted to a vote of the stockholders; provided that holders of Common Stock are not entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding class or series of Preferred Stock if the holders of such affected class or series are entitled to vote thereon. Other voting procedures are addressed in the Proposed Bylaws.

Stockholder Vote for Sales, Leases, Exchanges or Other Dispositions	Under Cayman Islands law, the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Cayman Islands exempted company is at the discretion of the board of directors of the Company (subject to any additional approvals set out in a company’s articles of association or other governance documentation (such as a shareholders’ agreement)). The Current Charter does not include any approvals relating to such disposals.	The Proposed Charter does not expressly address stockholder approval requirements for sales, leases, exchanges or other dispositions of assets; such matters are governed by applicable law.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Limitation of Liability of Directors and Officers	The Current Charter provides that a director or officer of Newbury Street II together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Newbury Street II against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article VIII of the Proposed Charter eliminates personal liability of directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Corporate Opportunities	To the fullest extent allowed by law, none of the Sponsor or any individual serving as a director or officer of Newbury Street II shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company. Newbury Street II renounces any expectancy that any of the directors or officers of Newbury Street II will offer any such corporate opportunity of which he or she may become aware to Newbury Street II.	The Proposed Charter does not expressly address corporate opportunities.

Interested Party Transaction Approvals

The Current Charter provides that: (1) a director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director, (2) a director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company, (3) no person shall be disqualified from the office of director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established, with a director being at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interest in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

The Proposed Charter does not expressly address interested party transaction approvals beyond general DGCL duties and conflict-of-interest provisions.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Choice of Forum	The Current Charter provides that unless Newbury Street II consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the amended and restated memorandum of association of Newbury Street II, the amended and restated articles of association of Newbury Street II or otherwise related in any way to each Newbury Street II shareholder’s shareholding in Newbury Street II, including but not limited to (i) any derivative action or proceeding brought on behalf of Newbury Street II, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or other employee of Newbury Street II to Newbury Street II or Newbury Street II’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act, the amended and restated memorandum of association or the amended and restated articles of association (in each case, of Newbury Street II), or (iv) any action asserting a claim against Newbury Street II governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States of America).	Article X of the Proposed Charter provides that, unless the Corporation consents to an alternative forum, the Delaware Court of Chancery (or, if no jurisdiction, the U.S. District Court for the District of Delaware or other Delaware state courts) is the exclusive forum for internal-affairs claims; the federal district courts of the United States are the exclusive forum for Securities Act claims.

Amendment to Charter and Bylaws

The Current Charter requires a:

● Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Newbury Street II Class B Ordinary Shares is required to approve amendments to the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands);

● Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Newbury Street II Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Newbury Street II Ordinary Shares then outstanding;

Article V of the Proposed Charter authorizes the Board to adopt, amend or repeal the bylaws, subject to the approval of a majority of the Whole Board; any stockholder adoption, amendment or repeal of the bylaws requires the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of capital stock entitled to vote thereon, voting together as a single class, or, where the change has been approved by at least two-thirds of the Whole Board, a majority of such voting power. Article X of the Proposed Charter provides that any provision of the Proposed Charter other than Section 1.1 of Article IV may be amended or repealed, or inconsistent provisions adopted, only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares entitled to vote thereon, voting together as a single class, in addition to any other required vote; provided that, if at least two-thirds of the Whole Board has approved the change, only a majority of such voting power is required.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Pre-Suit Demand in Derivative Suits

As a general rule, a minority shareholder of a Cayman Islands exempted company cannot bring an action with respect to wrongs done to that company as this will be for the company to pursue. However, in limited circumstances, the Cayman Islands courts will permit a minority shareholder to commence a derivative action in the name of the company. These situations include (a) where there has been a wrong (such as a breach of duty) done to the company and the wrongdoer in question are in control of the company and are preventing it from acting or (b) where the act complained of is illegal or ultra vires and cannot be ratified by its members.

A shareholder may have a direct right of action against the company where the individual rights personal to that shareholder have been infringed or are about to be infringed.

The Proposed Charter does not expressly address pre-suit demand or derivative procedures; such matters are governed by Delaware law.
Stock Ownership Requirement for Derivative Suits; Jury Trials	As noted above, as a general rule, an action for a wrong done to the company may not be brought by a minority shareholder of a Cayman Islands exempted company, save in very limited circumstances. However, if those circumstances exist, the person who brings those proceedings must own shares in the company.	The Proposed Charter does not expressly address stock ownership requirements for derivative standing or jury trial waivers; such matters are governed by Delaware law.

Dissent and Appraisal Rights	Under the Companies Act, save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from a merger or consolidation is entitled to payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which they might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. No such dissent rights shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed under the Companies Act for written notice of an election to dissent.	The Proposed Charter does not expressly address dissenters’ or appraisal rights; such rights are governed by the DGCL.

In the judgment of the Newbury Street II Board, the Proposed Charter is necessary to address the needs of the Combined Company following the Closing. In particular:

●	To change the corporate name from “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”;

●	To increase the total number of shares of our capital stock from (a) 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares Founder Shares and 5,000,000 preference shares, par value $0.0001 per share, of Newbury Street II to (b) [ ] shares of Combined Company capital stock which consists of (A) [ ] shares of Combined Company Common Stock, and (B) 100,000,000 shares of Combined Company Preferred Stock, and

●	To authorize all other changes in connection with the replacement of Newbury Street II governing documents with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Interim Charter of Newbury Street II Acquisition Corp in effect from the Domestication, be amended and restated by the deletion in its entirety and the substitution in its place of the Proposed Charter and the Proposed Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex C and Annex D, respectively) including, without limitation, the authorization and approval of (a) the change in authorized share capital as indicated therein, and (b) the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, in each case effective upon the effectiveness of the Closing of the Business Combination.”

Vote Required for Approval

Approval of the Charter Proposal requires a special resolution under the Current Charter and Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Newbury Street II Ordinary Shares, who, being present in person or by proxy and entitled to vote at the Newbury Street II Extraordinary General Meeting, vote at the Newbury Street II Extraordinary General Meeting.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS (PROPOSALS 4-9)

In connection with the Business Combination, Newbury Street II is asking its shareholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. The shareholder votes regarding these proposals are advisory votes, and are not binding on the Combined Company or the Combined Company Board. In the judgment of the Newbury Street II Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).

Newbury Street II shareholders are asked to consider and approve, on a non-binding advisory basis, six separate sub-proposals (“The Organizational Documents Proposals”) in connection with the replacement of the Current Charter with the Proposed Organizational Documents. These six proposals are being presented separately to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis.

The Proposed Organizational Documents differ from the Current Charter. The following table sets forth a summary of the principal changes proposed between the Current Charter and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Current Charter of Newbury Street II, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Current Charter are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Newbury Street II encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Current Charter	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 4)	The authorized share capital set out in the Current Charter is US$55,500 divided into 500,000,000 Newbury Street II Class A Shares, 50,000,000 Newbury Street II Class B Shares and 5,000,000 preference shares of a par value of US$0.0001 each.	The Proposed Organizational Documents authorize [ ] shares, consisting of [ ] shares of Combined Company Common Stock, $0.0001 par value per share, and 100,000,000 shares of Combined Company Preferred Stock, $0.0001 par value per share.

	See paragraph 5 of the current Newbury Street II amended and restated memorandum of association.	See Article IV of the Proposed Charter.

Exclusive Forum Provision (Organizational Documents Proposal 5)	The Current Charter provide that unless Newbury Street II consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Current Charter or otherwise related in any way to each shareholder’s shareholding in Newbury Street II, including but not limited

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions will not address or apply to claims that arise under the to: (i) any derivative action or proceeding brought on Newbury Street II’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Newbury Street II’s current or former director, officer or other employee to Newbury Street II or its shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Current Charter; or (iv) any action asserting a claim against Newbury Street II governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Current Charter do not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 53 of the Current Charter.

Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article X of the Proposed Bylaws.

	Current Charter	Proposed Organizational Documents
Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Organizational Documents Proposal 6)

The Current Charter requires a:

● Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Newbury Street II Class B Ordinary Shares is required to approve amendments to the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands);

● Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Newbury Street II Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Newbury Street II Ordinary Shares then outstanding;

See Article 18 of the Current Charter.

The Proposed Charter requires the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all then-outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind, or adopt any provision inconsistent with, any provision of the Proposed Charter other than Section 1.1 of Article IV; provided that if at least 66 2⁄3% of the Whole Board has approved the amendment, repeal or adoption, only the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares entitled to vote thereon, voting together as a single class, is required.

See Article X of the Proposed Charter.

The Proposed Charter permits the Combined Company Board to adopt, amend or repeal the Proposed Bylaws without the consent or vote of the stockholders of the Company.

See Article V of the Proposed Charter.

Removal of Directors (Organizational Documents Proposal 7)

The Current Charter provides that prior to the closing of a business combination, Newbury Street II may by Ordinary Resolution of the holders of the Newbury Street II Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Newbury Street II Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.

See Article 30 of the Current Charter.

The Proposed Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, subject to the special rights of the holders of any class or series of Combined Company Preferred Stock.

See Article VI, Section 4 of the Proposed Charter.

Stockholder Action (Organizational Documents Proposal 8)

The Current Charter permits shareholders to approve actions either at a general meeting or by written resolution. An Ordinary Resolution requires a simple majority of votes cast at a general meeting, or unanimous written approval of all Members entitled to vote. A Special Resolution requires a two-thirds majority of votes cast at a general meeting (or 90% for certain protective provisions), or unanimous written approval of all Members entitled to vote.

See Articles 1.1 and 23.3 of the Current Charter.

Article VII of the Proposed Charter provides that all stockholder action must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, subject to the rights of any series of preferred stock then outstanding.

See Article VIII, Section 1 of the Proposed Charter.

Corporate Name (Organizational Documents Proposal 9)	Newbury Street II Acquisition Corp	Fort Robotics Holding, Inc.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved: resolutions, that:

●	Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) 100,000,000 shares of Combined Company Preferred Stock.

●	Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

●	Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

●	Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

●	Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

●	Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc.”, (2) make the Combined Company’s corporate existence perpetual and (3) remove certain provisions related to Newbury Street II’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

Vote Required for Approval

The approval of the Organizational Documents Proposals does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Newbury Street II Board is asking the Newbury Street II shareholders to approve the Organizational Documents Proposals by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The Organizational Documents Proposals are conditioned on the approval of the Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 10)

Overview

Newbury Street II is asking its shareholders to approve the Fort Robotics, Inc. 2026 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereunder. The Newbury Street II Board adopted the Incentive Plan prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The Incentive Plan will become effective as a successor to the Fort Robotics, Inc. 2018 Equity Incentive Plan (as amended, the “2018 Plan”) upon the Closing of the Business Combination assuming approval of this proposal by our shareholders. If the Incentive Plan is not approved by our shareholders, it will not become effective and no awards will be granted thereunder. If the Incentive Plan is adopted, no awards will be granted under the Current Plan following the Closing.

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex F.

General Information

The purpose of the Incentive Plan is to provide a means whereby the Combined Company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the Combined Company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Combined Company Common Stock through the granting of awards under the Incentive Plan. It is critical to the Combined Company’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the Incentive Plan will allow the Combined Company to grant stock options and other equity awards at levels it determines to be appropriate in order to achieve these aims. The Incentive Plan allows the Combined Company to utilize a broad array of equity incentives with flexibility in designing equity incentives to offer competitive equity compensation packages.

If the request to approve the Incentive Plan is approved by our stockholders, a total of [ ] shares of Combined Company Common Stock will be available for grant under the Incentive Plan as of the Closing. In addition, as further described below, the share reserve is subject to annual increases each January 1 of up to 5% of the number of shares of Combined Company Common Stock outstanding. The Newbury Street II Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the Incentive Plan

The Incentive Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NSOs, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the Incentive Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.

Share Reserve. The initial share reserve will be equal to [ ] shares. The number of shares reserved for issuance under our Incentive Plan will increase automatically on January 1 of each of 2027 through 2036 by the number of shares equal to the lesser of (A) 5% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31 or (B) a number as may be determined by the Combined Company Board (the “Incentive Plan Evergreen Provision”). The Incentive Plan Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes.

In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our Incentive Plan:

●	shares subject to options or SARs granted under the 2018 Plan or our Incentive Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

●	shares subject to awards granted under the 2018 Plan or our Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

●	shares subject to awards granted under our Incentive Plan that otherwise terminate without such shares being issued;

●	shares subject to awards granted under our Incentive Plan that are surrendered, canceled, or exchanged for cash or a different award (or combination thereof); and

●	shares subject to awards under the 2018 Plan or our Incentive Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding and remittance obligations related to any award.

Administration. Our Incentive Plan is administered by our compensation committee or by our Board of Directors acting in place of our compensation committee. Subject to the terms and conditions of the Incentive Plan, the administrator has the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our Incentive Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The Incentive Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our Board of Directors.

Options. The Incentive Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NSOs to purchase shares of Combined Company Common Stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the Incentive Plan must be at least equal to the fair market value of the Combined Company Common Stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of the Combined Company Common Stock on the date of grant.

Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than [ ]shares may be issued pursuant to ISOs. The maximum term of options granted under our Incentive Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of Combined Company Common Stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of Combined Company Common Stock up to a specified maximum number of shares, if determined by the administrator, to the participant based upon the difference between the fair market value of the Combined Company Common Stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.

Restricted Stock Units. RSUs represent the right to receive shares of Combined Company Common Stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of Combined Company Common Stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the Incentive Plan and any applicable award agreement, which may provide for settlement only in shares. No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. Performance awards granted pursuant to the Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of Combined Company Common Stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of Combined Company Common Stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.

Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of Combined Company Common Stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.

Change of Control. Our Incentive Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent, (3) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, (4) the settlement of the full value of the outstanding awards, whether or not then vested or exercisable, in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the Incentive Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested, or (5) the cancellation of outstanding awards for no consideration. Notwithstanding the foregoing, upon a change of control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control. In the event the successor refuses to assume, convert, replace, or substitute awards as provided above pursuant to a corporate transaction,, then notwithstanding any other provision in the Incentive Plan to the contrary, each such award will become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction.

Adjustment. In the event of a change in the number or class of outstanding shares of Combined Company Common Stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under our Incentive Plan, (2) the exercise prices, number, and class of shares subject to outstanding options or SARs, (3) the number and class of shares subject to other outstanding awards, and (4) the maximum number of shares that may be issued as ISOs under the Incentive Plan, subject to any required action by the Board of Directors or our stockholders and compliance with applicable laws.

Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the Incentive Plan.

Director Compensation Limits. No non-employee director may receive awards under our Incentive Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceed $[ ] in a calendar year or $[ ] in the calendar year of his or her initial service as a non-employee director on our Board of Directors.

Clawback; Transferability. All awards are subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our Board of Directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our Incentive Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-plans. Subject to the terms of the Incentive Plan, the plan administrator may establish a sub-plan under the Incentive Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.

Amendment; Termination. Our Board of Directors or compensation committee may amend our Incentive Plan at any time, subject to stockholder approval as may be required. Our Incentive Plan will terminate ten years from the date our Board of Directors adopts the plan, unless it is terminated earlier by our Board of Directors. No termination or amendment of the Incentive Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the Incentive Plan.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Incentive Plan. It does not describe all federal tax consequences under the Incentive Plan, nor does it describe state, local or non-U.S. tax consequences.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of Combined Company Common Stock issued pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Combined Company will not be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Combined Company Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Combined Company Common Stock at exercise (or, if less, the amount realized on a sale of such shares of Combined Company Common Stock) over the option exercise price thereof, and (ii) the Combined Company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of Combined Company Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified stock option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is generally realized by the optionee at the time a non-qualified stock option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of Combined Company Common Stock on the date of exercise, and the Combined Company receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Combined Company Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified stock option is paid by tendering shares of Combined Company Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. For all other awards under the Incentive Plan, the Combined Company generally will be entitled to a tax deduction in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income and Social Security taxes and recognize such taxes at the time that an award is exercised, vests or becomes nonforfeitable or is settled, unless the award provides for deferred settlement.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change of control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Combined Company, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Interests of Certain Persons in this Proposal

All members of the Combined Company Board and all executive officers of the Combined Company will be eligible to receive awards made under the Incentive Plan and, thus, have a personal interest in the approval of the Incentive Plan.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the Incentive Plan are subject to the discretion of the Combined Company Board. Therefore, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Registration with the SEC

The Combined Company intends to file a Registration Statement on Form S-8 relating to the issuance of Combined Company Common Stock under the Incentive Plan with the SEC pursuant to the Securities Act, as soon as practicable after the Combined Company becomes eligible to use such form, subject to the prior approval of the Incentive Plan by our shareholders.

Vote Required for Approval

The approval of the Incentive Plan Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Newbury Street II Board is asking the Newbury Street II shareholders to approve the Incentive Plan Proposal as an ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Incentive Plan Proposal is conditioned upon the adoption of the Business Combination Proposal and each of the other Required Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption of the 2026 Incentive Award Plan, a copy of which is attached to the proxy statement/prospectus as Annex F, be confirmed, ratified and approved.”

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL (PROPOSAL 11)

Overview

Newbury Street II is asking its shareholders to approve the ESPP and the material terms thereunder. The Newbury Street II Board adopted the ESPP prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The ESPP will become effective upon the Closing of the Business Combination assuming approval of this proposal by our shareholders.

The purpose of the ESPP is to provide a means whereby the Combined Company can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the Newbury Street II Board believes that the ability to allow its employees to purchase shares of Combined Company Common Stock will help the Combined Company to attract, retain, and motivate employees and encourage them to devote their best efforts to the Combined Company’s business and financial success. Approval of the ESPP by our shareholders will allow the Combined Company to provide its employees with the opportunity to acquire an ownership interest in the Combined Company through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of the Combined Company’s stockholders. If our shareholders do not approve the ESPP, then the ESPP will not become effective and no shares of Combined Company Common Stock will be available for issuance thereunder.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex G.

Description of the ESPP

The ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by our Board of Directors or the compensation committee, the Non-423 Component (if any) will operate and be administered in the same manner as the 423 Component.

Share Reserve. We have initially reserved [ ]shares of Combined Company Common Stock for issuance and sale under our ESPP. The number of shares reserved for issuance and sale under our ESPP will increase automatically on January 1 of each of 2027 through 2036 by the number of shares equal to 1% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our Board of Directors (the “ESPP Evergreen Provision”). The ESPP Evergreen Pro vision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes. Subject to stock splits, recapitalizations, or similar events, no more than [ ] shares of Combined Company Common Stock may be issued over the term of our ESPP.

Administration. Our ESPP is administered by our compensation committee or by our Board of Directors acting in place of our compensation committee, subject to the terms and conditions of our ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in our ESPP (to the extent permitted by applicable law), designate separate offerings under the plan, determine the length of such offerings, and construe, interpret, and apply the terms of the plan.

Eligibility. Employees eligible to participate in any offering pursuant to our ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, certain highly compensated employees as determined in accordance with applicable tax laws, and certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns, or is deemed to own because of attribution rules, 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who owns such amount because of participation in our ESPP, is not eligible to participate in our ESPP. The administrator may impose additional restrictions on eligibility from time to time.

Offerings. Under our ESPP, eligible employees are offered the option to purchase shares of Combined Company Common Stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our ESPP during any given purchase period is [85]% of the lesser of the fair market value of the Combined Company Common Stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.

No participant may purchase more than [ ] shares of Combined Company Common Stock during any one purchase period and may not subscribe for more than $25,000 in fair market value of shares of Combined Company Common Stock, determined as of the date the offering period commences, in any calendar year in which the offering is in effect. The administrator in its discretion may set a lower maximum number of shares which may be purchased.

Adjustments Upon Recapitalization. If the number or class of outstanding shares of Combined Company Common Stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of Combined Company Common Stock that are available under our ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of Control. If we experience a change of control transaction as determined under the terms of our ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the change of control transaction, and our ESPP will terminate on the closing of the change of control.

Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to our ESPP other than by will or the laws of descent or distribution.

Amendment; Termination. Our Board of Directors or compensation committee may amend, suspend, or terminate our ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, our ESPP terminates upon the earlier to occur of the issuance of all shares of Combined Company Common Stock reserved for issuance under our ESPP, or the tenth anniversary of the effective date.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the Combined Company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of the Combined Company Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the ESPP

Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Combined Company Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of Combined Company Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by the Combined Company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to the Combined Company by reason of the grant or exercise of rights under the ESPP. The Combined Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, we cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Registration with the SEC

The Combined Company intends to file a Registration Statement on Form S-8 relating to the issuance of Combined Company Common Stock under the ESPP with the SEC pursuant to the Securities Act as soon as practicable after the Combined Company becomes eligible to use such form, subject to the prior approval of the ESPP by our shareholders.

Vote Required for Approval

The approval of the ESPP Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Newbury Street II Board is asking the Newbury Street II shareholders to approve the ESPP Proposal as an ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the ESPP Proposal is conditioned upon the adoption of the Business Combination Proposal and the each of the other Required Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption of the 2026 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex G, be confirmed, ratified and approved.”

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

THE NASDAQ PROPOSAL (PROPOSAL 12)

Overview

Pursuant to Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earnout provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination and the PIPE Investment, the Combined Company expects to issue approximately [ ] shares of Common Stock in connection with the Business Combination. In addition, [ ] shares of Combined Company Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and the ESPP. For further details, see “The Business Combination Proposal.” the “Incentive Plan Proposal” and the “EESP Proposal.”

Accordingly, the aggregate number of shares of Combined Company Common Stock that the Combined Company will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of Combined Company Common Stock outstanding before such issuance and this issuance of shares may result in a change of control of the registrant under Nasdaq Listing Rule 5635(b), and for these reasons, Newbury Street II is seeking the approval of Newbury Street II shareholders for the issuance of Combined Company Common Stock in connection with the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a) and (b), the issuance of up to [ ] shares of Combined Company Common Stock in connection with the Business Combination, be approved.”

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution passed by a majority of the votes which are cast by those holders of Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE

“FOR” THE NASDAQ PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 13)

Effective upon the Closing, the Combined Company Board will consist of seven (7) directors, comprised of: (i) two (2) persons that are designated by Newbury Street II prior to the Closing, (ii) one (1) that is designated mutually agreed by Newbury Street II and Fort Robotics and (iii) four (4) persons that are designated by Fort Robotics prior to the Closing, at least a majority of whom will be required to qualify as an independent director under Nasdaq rules.

For more information on the experience of each of these director nominees, see the section entitled “Board of Directors and Management Following the Business Combination” in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution that, with effect from the Effective Time of the Merger, the seven (7) persons listed below be elected to serve terms on the Combined Company’s board of directors as set forth in the Combined Company Proposed Charter or until their respective successors are duly elected and qualified, be approved in all respects:

●	Samuel Reeves

●	Tom Bushey

●	Vijay Kumar

●	Sally Miller

●	Jennifer Vescio

Vote Required for Approval

Approval of the Director Election Proposal  requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Newbury Street II Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the Newbury Street II Extraordinary General Meeting, vote at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

THE INSIDER LETTER AMENDMENT PROPOSAL (PROPOSAL 14)

Background and Overview

As a condition to the IPO, Newbury Street II, Newbury Street II’s officers and directors (at the time of the IPO) and the Sponsor, entered into the Insider Letter on October 31, 2024, pursuant to which each Insider agreed that, subject to certain limited exceptions, the Sponsor Shares will not be transferred, assigned, sold until the earlier of (i) one year following the consummation of Newbury Street II’s initial business combination; or earlier if, subsequent to the consummation of an initial business combination of Newbury Street II, the closing price of the shares of Combined Company Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination and (ii) subsequent to the consummation of Newbury Street II’s initial business combination, the date on which Newbury Street II consummates a transaction which results in all of Newbury Street II shareholders having the right to exchange their shares for cash, securities, or other property subject to certain limited exceptions.

Newbury Street II shareholders are being asked to approve and adopt the Insider Letter Amendment, which provides that upon the Closing, (i) up to 2,038,424 Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing. As the Insider Letter was a condition to the IPO, Newbury Street II is seeking shareholder approval to enter into and consummate the Insider Letter Amendment to facilitate the consummation of the Business Combination.

A copy of the Insider Letter Amendment is attached to this proxy statement/prospectus as Annex H.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that execution of an amendment to the letter agreement, dated as of October 31, 2024, between Newbury Street II, the Sponsor and the other parties thereto, a copy of which is attached to the proxy statement/prospectus as Annex H, be confirmed, ratified and approved.”

Vote Required for Approval

The approval of the Insider Letter Amendment Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Newbury Street II Board is asking the Newbury Street II shareholders to approve the Insider Letter Amendment Proposal by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

The Insider Letter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INSIDER LETTER AMENDMENT PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 15)

Overview

The Adjournment Proposal, if adopted, will allow the chairman of the Newbury Street II Extraordinary General Meeting to adjourn the Newbury Street II Extraordinary General Meeting to a later date or dates, at the determination of the chairman of the Newbury Street II Extraordinary General Meeting. The Adjournment Proposal will only be presented to Newbury Street II shareholders in the event that based upon the tabulated vote at the time of the Newbury Street II Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendment Proposal. In no event will the chairman of the Newbury Street II Extraordinary General Meeting adjourn the Newbury Street II Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Newbury Street II’s shareholders, the chairman of the Newbury Street II Extraordinary General Meeting may not be able to adjourn the Newbury Street II Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Newbury Street II Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Newbury Street II Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Newbury Street II Extraordinary General Meeting and will have no effect on any of the proposals.

Recommendation of the Newbury Street II Board

THE NEWBURY STREET II BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF PUBLIC SHARES, NEWBURY STREET II PUBLIC WARRANTS, COMBINED COMPANY COMMON STOCK, AND/OR COMBINED COMPANY WARRANTS

The following is a general discussion of the U.S. federal income tax consequences of (i) the Mergers to beneficial owners of Public Shares who do not exercise their redemption rights, (ii) the Domestication to U.S. Holders and Non-U.S. Holders (as defined below) of Public Shares, and/or Newbury Street II Public Warrants, (iii) the exercise of the redemption rights by U.S. Holders and Non-U.S. Holders, and (iv) the ownership and disposition of Combined Company Common Stock and/or Combined Company Warrants received in the Business Combination to U.S. Holders and Non-U.S. Holders. This section applies only to holders that hold their Public Shares, Newbury Street II Public Warrants and any stock or warrants exchanged therefor as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor, insiders or their affiliates, representatives, employees or other stakeholders.

This discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS or written opinion from our tax advisors with respect to the statements made and the positions or conclusions described in the following summary. Accordingly, there can be no assurance that the IRS will agree with such statements and conclusions or that a court would not sustain any challenge to such statements and conclusions.

This summary does not discuss the alternative minimum tax or the application of Section 451(b) of the Code, and does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws, any tax treaties or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

●	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	our founders, Sponsor, officers or directors or other holders of our Class B ordinary shares or private placement warrants;

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons deemed to sell our securities under the constructive sale provisions of the Code;

●	persons that acquired our securities through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan;

●	persons that actually or constructively own 5% percent or more (by vote or value) of any class of our shares;

●	persons that hold our securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

●	certain former citizens or long-term residents of the United States;

●	regulated investment companies; and

●	real estate investment trusts.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Public Shares, Newbury Street II Public Warrants on any of the foregoing, Combined Company Common Stock (received for Public Shares) or Combined Company Warrants (received for Newbury Street II Public Warrants) that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Public Shares, Newbury Street II Public Warrants, Combined Company Common Stock or Combined Company Warrants that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes. A Holder is a U.S. Holder or a Non-U.S. Holder.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE EXERCISE OF REDEMPTION RIGHTS OR THE DOMESTICATION MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE HOLDERS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXERCISE OF REDEMPTION RIGHTS AND THE DOMESTICATION, AND OWNING AND DISPOSING OF COMBINED COMPANY COMMON STOCK OR COMBINED COMPANY WARRANTS AS A RESULT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

The Mergers

Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders

Assuming, as discussed above, the Domestication qualifies as an F Reorganization, U.S. Holders of Public Shares generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the Domestication, except as provided below under the sections entitled “Effects of Section 367(b) on U.S. Holders” and “PFIC Considerations.”

U.S. Holders exercising redemption rights will not be subject to the potential tax consequences of the Domestication.

The Domestication is intended to qualify as an F Reorganization. Assuming the Domestication qualifies as an F Reorganization as expected, subject to the discussion below under the section entitled “PFIC Considerations”: (i) the tax basis of Combined Company Common Stock and Combined Company Warrants received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Public Shares and Newbury Street II Public Warrants surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for the Combined Company Common Stock or Combined Company Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Public Share or Newbury Street II Public Warrant surrendered in exchange therefor.

Subject to the discussion below under the section entitled “PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code), a U.S. Holder of Public Shares generally would recognize gain or loss with respect to its Public Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Combined Company Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares surrendered, and a U.S. Holder of a Newbury Street II Public Warrant generally would recognize gain or loss with respect to such Newbury Street II Public Warrant in an amount equal to the difference, if any, between the fair market value of the corresponding Combined Company Warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its Newbury Street II Public Warrant surrendered. In such a case, the U.S. Holder’s basis in the Combined Company Common Stock and Combined Company Warrants would be equal to the sum of the fair market value of the Combined Company Common Stock and Combined Company Warrants on the date of the Domestication, and such U.S. Holder’s holding period for such Combined Company Common Stock and Combined Company Warrants would begin on the day following the date of the Domestication. Holders who hold different blocks of Public Shares should consult their tax advisors to determine how the above rules apply to them, and the discussion above is general in nature and does not specifically address all of the consequences to U.S. Holders who hold different blocks of Public Shares.

All U.S. Holders considering exercising redemption rights with respect to Public Shares are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Effects of Section 367(b) on U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “PFIC Considerations,” Section 367(b) of the Code and the Treasury Regulations promulgated thereunder impose U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

Subject to the discussion below under the section entitled “PFIC Considerations,” a 10% U.S. Shareholder on the date of the Domestication must include in income as a dividend deemed paid by Newbury Street II the “all earnings and profits amount” attributable to the Public Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of Newbury Street II Public Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their own tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of Newbury Street II attributable to such Public Shares (as determined under Treasury Regulations under Section 367(b) of the Code). Treasury Regulations under Section 367(b) of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations under the Code provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Newbury Street II does not expect to have significant earnings and profits on the date of the Domestication. However, the determination of earnings and profits is complex and may be impacted by numerous factors (including matters discussed in this proxy statement/prospectus). It is possible that the amount of Newbury Street II’s earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a dividend deemed paid by Newbury Street II under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such deemed dividend is expected to be treated as foreign-source income for U.S. federal income tax purposes, but is not expected to be eligible for preferential tax rates applicable to “qualified dividend income” because Newbury Street II is expected to be treated as a PFIC.

Subject to the discussion below under the section entitled “PFIC Considerations,” a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to Combined Company Common Stock received in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Public Shares as described below.

Subject to the discussion below under the section entitled “PFIC Considerations,” unless such U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Combined Company Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such Combined Company Common Stock over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) should consult their own tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, such U.S. Holder may elect to include in income as a dividend deemed paid by Newbury Street II the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

●	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

●	a complete description of the Domestication;

●	a description of any stock, securities or other consideration transferred or received in the Domestication;

●	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

●	a statement that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3), which must include (i) a copy of the information that the U.S. Holder received from Newbury Street II establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares and (ii) a representation that the U.S. Holder has notified Newbury Street II that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3); and

●	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return (including extensions, if any) for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Newbury Street II no later than the date such tax return is filed. In connection with this election, Newbury Street II will reasonably cooperate with U.S. Holders of Public Shares, upon written request, to make available to such requesting U.S. Holders information regarding Newbury Street II’s earnings and profits.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS PUBLIC SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required by Section 367(b) of the Code and the Treasury Regulations promulgated thereunder to recognize any gain or loss or include any part of the “all earnings and profits amount” in income in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “PFIC Considerations”, including on subsequent dispositions of its stock or warrants after the Domestication, if Newbury Street II were a PFIC at any time during the period such U.S. Holder held the Public Shares or Newbury Street II Public Warrants and if such U.S. Holder were a Non-Electing Shareholder (as defined below).

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described above relating to a U.S. Holder’s ownership of Newbury Street II Public Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Newbury Street II Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of Newbury Street II Public Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

Even if the Domestication qualifies as an F Reorganization, U.S. Holders may have tax consequences under the PFIC rules. In general, a non-U.S. corporation will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

●	at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

Newbury Street II believes that it is likely classified as a PFIC for U.S. federal income tax purposes.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would generally include a Newbury Street II Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, who exchanges warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive proposed effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Public Shares and Newbury Street II Public Warrants as a result of the Domestication if:

●	Newbury Street II were classified as a PFIC at any time during such U.S. Holder’s holding period in such Public Shares or Newbury Street II Public Warrants; and

●	the U.S. Holder had not timely made (i) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Public Shares or in which Newbury Street II was a PFIC, whichever is later (or a QEF Election along with a purging election), or (ii) an MTM Election (as defined below) with respect to such Public Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants (including Newbury Street II Public Warrants).

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Newbury Street II. Under these rules (the “excess distribution regime”):

●	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Public Shares or Newbury Street II Public Warrants;

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Newbury Street II was a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions of such taxable years) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the bullet immediately above) of such U.S. Holder.

The proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a dividend deemed paid by Newbury Street II, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under the excess distribution regime is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Public Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Public Shares and Newbury Street II Public Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Public Shares is referred to in this proxy statement/prospectus as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to in this proxy statement/ prospectus as a “Non-Electing Shareholder.”

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Newbury Street II Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognition on the exchange of Newbury Street II Public Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Public Shares or a U.S. Holder of Newbury Street II Public Warrants as a result of the Domestication pursuant to the PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Newbury Street II will not be eligible for the “start-up exception.” If Newbury Street II is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Public Shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Newbury Street II’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

A U.S. Holder’s ability to make a QEF election with respect to its Public Shares is contingent upon, among other things, the provision by Newbury Street II of certain information that would enable the U.S. Holder to make and maintain a QEF election. There can be no assurance that Newbury Street II will timely provide information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Public Shares has not made a timely and effective QEF election with respect to Newbury Street II’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of Newbury Street II’s tax year in which Newbury Street II qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Public Shares and for which Newbury Street II is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Public Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over the adjusted basis in its Public Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Public Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Public Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Public Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Tax Consequences to U.S. Holders of the Redemption of Public Shares

Subject to the PFIC rules described above, in the event that a U.S. Holder of Public Shares exercises such holder’s right to have such holder’s Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Public Shares pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder (including any Public Shares constructively owned by the U.S. Holder as a result of, among other things, owning warrants) relative to all Public Shares treated as held both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in Newbury Street II or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also Public Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Public Shares that could be acquired pursuant to the exercise of the Newbury Street II Public Warrants. In order to meet the substantially disproportionate test, the percentage of Newbury Street II’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of Newbury Street II’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the Public Shares actually and constructively owned by the U.S. Holder are redeemed or all the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Newbury Street II. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Newbury Street II will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Public Shares redeemed. Subject to the PFIC rules discussed above, such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s Public Shares generally will equal the cost of such shares.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since Newbury Street II is expected to be a PFIC, any dividends paid to U.S. Holders generally will be ordinary income. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of such Public Shares. Special rules apply to dividends received by U.S. Holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Public Warrants or possibly in other shares constructively owned by such U.S. Holder.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

Tax Consequences of Ownership and Disposition of Combined Company Common Stock

Distributions on Combined Company Common Stock

In general, distributions of cash or other property to U.S. Holders of Combined Company Common Stock (other than certain distributions of Combined Company stock or rights to acquire Combined Company stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Combined Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Combined Company Common Stock. Any remaining excess generally will be treated as gain realized on the sale or other disposition of Combined Company Common Stock, as described below under the section entitled “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities.”

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” subject to tax at reduced rates applicable to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities

Upon a sale or other taxable disposition of Combined Company Common Stock and Combined Company Warrants (collectively, “Combined Company Securities”), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable Combined Company Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Combined Company Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Combined Company Securities so disposed of. See the section entitled “Tax Consequences of the Domestication to U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its Combined Company Securities following the Domestication. See the section entitled “Exercise, Lapse or Redemption of Combined Company Warrants” below for a discussion regarding a U.S. Holder’s tax basis in Combined Company Common Stock acquired pursuant to the exercise of a Combined Company Warrant.

Exercise, Lapse or Redemption of Combined Company Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Combined Company Common Stock upon exercise of Combined Company Warrants for cash. The U.S. Holder’s tax basis in the shares of Combined Company Common Stock received upon exercise of Combined Company Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in Combined Company Warrants and the exercise price and the U.S. Holder’s holding period for the Combined Company Common Stock received upon an exercise of Combined Company Warrants for cash will begin on the date of exercise of Combined Company Warrants. If any Combined Company Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Combined Company Warrants.

The tax consequences of a cashless exercise of Combined Company Warrants are not entirely clear under current tax law. A cashless exercise may not be taxable, either because it is not a realization event or because it is treated as a “recapitalization” for U.S. federal income tax purposes in which no gain or loss is recognized. If the cashless exercise is not a taxable transaction, a U.S. Holder’s basis in Combined Company Common Stock received would equal the U.S. Holder’s basis in Combined Company Warrants exercised therefor. If the cashless exercise were treated as not being a realization event or were treated as a recapitalization, the holding period of Combined Company Common Stock generally should include the holding period of Combined Company Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Combined Company Warrants equal to the number of shares of Combined Company Common Stock having a value equal to the exercise price for the total number of Combined Company Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to Combined Company Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Combined Company Common Stock that would have been received in a regular exercise of Combined Company Warrants deemed surrendered and the U.S. Holder’s tax basis in Combined Company Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in Combined Company Common Stock received would equal the sum of the U.S. Holder’s tax basis in Combined Company Warrants deemed exercised and the aggregate exercise price of such Combined Company Warrants. A portion of the U.S. Holder’s holding period for the Combined Company Common Stock would commence on the date of exercise of Combined Company Warrants and a portion of the U.S. Holder’s holding period should include the period during which the U.S. Holder held Combined Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Combined Company Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

If the Combined Company redeems Combined Company Warrants for cash or if it purchases Combined Company Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities.”

Non-U.S. Holders

Tax Consequences of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of Public Shares unless the Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code) and such Non-U.S. Holder holds its Public Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) or is a nonresident alien individual who is physically present in the United States for at least 183 days during that individual’s taxable year in which the Domestication occurs and meets certain other requirements.

Non-U.S. Holders will own stock and warrants of a U.S. corporation rather than a non-U.S. corporation after the Domestication.

All Non-U.S. Holders considering exercising redemption rights with respect to Public Shares are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Combined Company Common Stock

Distributions on Combined Company Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of Combined Company Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from the Combined Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Combined Company Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “Gain on Disposition of Combined Company Common Stock.”

Dividends paid to a Non-U.S. Holder of Combined Company Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Combined Company Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Combined Company Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Combined Company Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may also obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Combined Company Common Stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Combined Company Common Stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	Combined Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Combined Company Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such shares, as applicable, at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of Combined Company Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Newbury Street II does not anticipate the Combined Company becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Combined Company will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Combined Company will not become a United States real property holding corporation in the future.

Information Reporting and Backup Withholding

The Combined Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Combined Company Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Combined Company Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Combined Company Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Combined Company Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Combined Company Common Stock.

THE CONSEQUENCES OF THE BUSINESS COMBINATION ARE COMPLEX AND ALL HOLDERS ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING BUT NOT LIMITED TO U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS FOR FORT ROBOTICS, NEWBURY STREET II AND HOLDERS OF COMPANY COMMON STOCK

The following is a discussion of the material U.S. federal income tax consequences of the Merger to U.S. and Non-U.S. Holders (each as defined below, and together, “Holders”) of Fort Robotics, Inc. (the “Company” or “Fort Robotics”) common stock who exchange in the Merger such shares of Company common stock for Combined Company Common Stock in the Merger. This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus. The following summary of U.S. federal income tax considerations in connection with Merger is not intended to be, nor should it be construed as being, legal or tax advice. This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a particular holder, and does not constitute, and is not, a tax opinion or tax advice to any particular holder.

This summary is based upon current provisions of the Code, existing Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Company common stock from the following summary.

This discussion applies only to Holders who hold their Company common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not purport to address all U.S. federal income tax consequences relevant to Holders of Company common stock. In addition, it does not address consequences relevant to Holders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Holders that are:

●	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

●	real estate investment trusts; regulated investment companies;

●	tax-exempt organizations or governmental organizations;

●	pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes (and investors therein);

●	persons who are subject to the alternative minimum tax provisions of the Code;

●	persons who hold or sell their Company common stock as part of a straddle, hedge, wash sale, constructive sale, synthetic security, conversion transaction, or other integrated transaction or risk reduction strategy;

●	Company U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	persons who hold shares of Company common stock as “qualified small business stock” within the meaning of section 1202 of the Code;

●	persons who elect to apply the provisions of Section 1400Z-2 of the Code to any gains realized in the Merger;

●	persons who hold their shares of Fort Robotics’ common stock as “qualified small business stock” for purposes of section 1202 and/or 1045 of the Code;

●	persons who directly or constructively own five percent or more of Company common stock (except as described below);

●	controlled foreign corporations, passive foreign investment companies (and investors therein);

●	persons holding Company common stock in connection with a trade or business conducted outside the U.S.;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Company common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons who acquired their shares of Company common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

●	certain expatriates or former citizens or long-term residents of the United States.

Holders, including in particular those subject to special U.S. or non-U.S. tax rules that are described in the list above, are urged to consult their own tax advisors regarding the consequences to them of the Merger.

If a partnership or other pass-through entity (or any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Company common stock, the tax treatment of such partnership or other pass-through entity and a person treated as a partner of such partnership or owner of such other pass-through entity will generally depend on the status of the partner or owner, the activities of the partnership or other pass-through entity and certain determinations made at the partner or owner level. Partnerships and other pass-through entities holding any Company common stock and persons that are treated as partners of such partnerships or owners of such other pass-through entities should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Merger.

In addition, the following discussion does not address: (1) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, the Company Preferred Stock Exchange and any transactions in which shares of Combined Company Common Stock are acquired or disposed of other than in exchange for shares of Company common stock in the Merger; (2) the tax consequences to Holders of Company common stock, convertible debt issued by Company, Company restricted stock awards, Company options, shares of Company capital stock subject to a “substantial risk of forfeiture” or Company warrants; (3) the tax consequences of the ownership of shares of Combined Company Common Stock following the Merger; (4) any U.S. federal non-income tax consequences of the Merger, including estate or gift tax consequences; (5) any state, local, non-U.S. or other tax consequences of the Merger; (6) the Medicare contribution tax on net investment income; or (7) any payment to any holders of Dissenting Shares.

Definitions of “Company U.S. Holder” and “Company Non-U.S. Holder”

For purposes of this discussion, a “Company U.S. Holder” is a beneficial owner of Company common stock that for U.S. federal income tax purposes is, or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person; or

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

For purposes of this discussion, a “Company Non-U.S. Holder” is a beneficial owner (not including a partnership) of Company common stock that for U.S. federal income tax purposes is, or is treated as:

●	a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder.

but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the Merger and whether you are treated as a resident for U.S. federal income tax purposes.

ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

General

Each of Company and Combined Company intends for the Merger to qualify as a “reorganization” pursuant to Section 368(a) of the Code. Furthermore, in the Merger Agreement, each of Company and Combined Company agrees to (and cause their respective Subsidiaries and Affiliates to) use its reasonable best efforts to cause the Merger to qualify for such intended tax treatment and not take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from so qualifying. Nevertheless, Company and SPAC cannot guarantee that the IRS will not challenge the intended tax treatment of the Merger, and that such a challenge will not be successful. None of Company, SPAC, or Merger Sub (the “Parties”) intend to obtain a ruling from the IRS with respect to the tax consequences of the Merger. Further, the closing of the Merger is not conditioned upon obtaining an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such a challenge.

Consequences to Company U.S. Holders and Company Non-U.S. Holders of Company Common Stock if the Merger Qualifies as a Reorganization

Assuming the Merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. federal income tax consequences of the Merger to Holders of Company common stock are as follows:

●	Holders of Company common stock will not recognize gain or loss upon the exchange of their Company common stock for Combined Company Common Stock. Holders of Company common stock will obtain a basis in the Combined Company Common Stock they receive in the Merger equal to their basis in the Company common stock exchanged therefor. The Holder’s holding period for the Combined Company Common Stock received in the Merger will include the holding period for the common stock surrendered in the exchange that were held by such Holder; and

●	if a Holder of Company common stock acquired different blocks of shares of Company common stock at different times or at different prices, such Holder should consult its own tax advisor regarding the manner in which its basis and holding period should be allocated among its Combined Company Common Stock in light of its specific circumstances.

Consequences to Company U.S. Holders if the Merger Does Not Qualify as a Reorganization

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each Company U.S. Holder will be treated as exchanging his, her or its Company common stock in a fully taxable transaction in exchange for Combined Company Common Stock. Company U.S. Holders generally will recognize capital gain or loss in such exchange equal to the difference between (1) the fair market value of the Combined Company Common Stock and (2) such U.S. Holder’s tax basis in the Company common stock surrendered in the Merger. Gain or loss must be calculated separately for blocks of shares of Company common stock acquired by Company U.S. Holders at different times for different prices and exchanged by such Company U.S. Holder in connection with the Merger. Any gain or loss recognized generally would be long-term capital gain or loss if the Company U.S. Holder’s holding period in a particular block of Company common stock exceeds one year at the time of the Merger. Long-term capital gain of non-corporate Company U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. The tax basis of a Company U.S. Holder in the Combined Company Common Stock will equal its fair market value at the Effective Time, and the holding period of Combined Company Common Stock received in the Merger will begin on the day after the consummation of the Merger.

Consequences to Company Non-U.S. Holders if the Merger Does Not Qualify as a Reorganization

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Company Non-U.S. Holders will generally not be subject to U.S. federal income tax in connection with the Merger, except to the extent described below.

If gain recognized upon the exchange of the Company Non-U.S. Holder’s shares of Company common stock for shares of Combined Company Common Stock is effectively connected with the Company Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Company Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable), such gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. Holders. A Company Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. In addition, if Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period that the Company Non-U.S. Holder held Company common stock, any gain recognized by such Non-U.S. Holder with respect to such Non-U.S. Holder’s Company common stock as a result of the Merger would generally be subject to tax at applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Company believes that it is not, and has not been at any time since the five-year period ending on the date of the Merger, a United States real property holding corporation and neither Company nor the Combined Company expects to be a United States real property holding corporation immediately after the business combination is completed.

Information Reporting Requirements for Certain Company U.S. Holders

Each Company U.S. Holder who receives shares of Combined Company Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all shares of Company common stock that are exchanged in the Merger, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Company U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Company or securities of Company with a basis of $1.0 million or more, are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the Company U.S. Holder’s tax basis in such Holder’s Company common stock or securities surrendered in the Merger, the fair market value of such stock or securities, the date of the Merger and the name and employer identification number of each of Company and the Combined Company. Company U.S. Holders are urged to consult with their own tax advisors to comply with these rules.

THIS SUMMARY DOES NOT TAKE INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES AND DOES NOT ADDRESS CONSEQUENCES THAT MAY BE PARTICULAR TO YOU, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS. THEREFORE, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR CONSEQUENCES OF THE MERGER TO YOU.

INFORMATION ABOUT NEWBURY STREET II

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Newbury Street II.

Overview

We are a blank check company incorporated on June 18, 2024 as a Cayman Islands exempted company and formed for the purpose of effecting a Business Combination. We may pursue an initial Business Combination target in any business or industry. To date, our efforts have been limited to (i) organizational activities, (ii) activities related to the initial public offering, and (iii) subsequent to the consummation of the initial public offering, searching for a Business Combination target. As of the date of this Report, we have not selected any Business Combination target. We have generated no operating revenues to date, and we do not expect that we will generate operating revenues until we consummate our initial Business Combination.

Prior Blank Check Experience

Our management team has previous experience with blank check companies and has served as executive officers and directors in one prior SPAC.

Newbury Street Acquisition Corporation (“NBST”) completed its initial public offering in March 2021, raising approximately $120 million. On December 12, 2022, NBST entered into a merger agreement with Infinite Reality, Inc. On December 19, 2024, NBST and Infinite Reality, Inc. mutually agreed to terminate the merger agreement pursuant to a mutual termination agreement. Following the termination of the merger agreement, NBST has continued to evaluate potential business combination opportunities and may seek shareholder approval to extend the deadline to consummate an initial business combination.

Initial Public Offering

Our IPO Registration Statement became effective on October 31, 2024. On November 4, 2024, we consummated our initial public offering of 17,250,000 Public Units, including 2,250,000 units issued pursuant to the full exercise of the over-allotment option. Each Public Unit consists of one Public Share and one-half of one Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds to our Company of $172,500,000.

Simultaneously with the closing of the initial public offering and pursuant to the Private Placement Units Purchase Agreements, we completed the private sale of an aggregate of 648,375 Private Placement Units to our Sponsor and BTIG in the Private Placement at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to our Company of $6,483,750. Of those 648,375 Private Placement Units, the Sponsor purchased 484,500 Private Placement Units and BTIG purchased 163,875 Private Placement Units. Each Private Placement Unit consists of one Private Placement Share and one-half of one Private Placement Warrant, with each whole Private Placement Warrant exercisable to purchase one Class A Ordinary Share. The Private Placement Units (and underlying securities) are identical to the Public Units (and underlying securities), except as otherwise disclosed in the IPO Registration Statement.

A total of $173,362,500, comprised of $169,000,000 of the proceeds from the initial public offering and $4,362,500 of the proceeds from the Private Placement, was placed in the Trust Account maintained by Continental, acting as trustee.

It is the job of our Sponsor and management team to complete our initial business combination. Newbury Street II Management is led by (i) Anthony James Vinciquerra, the Chairman of our Board, (ii) Thomas Bushey, our Chief Executive Officer and (iii) Jake Gudoian, our Chief Financial Officer, who have many years of experience in identifying, acquiring, investing in and operating businesses, and providing depth of knowledge in capital markets. We must complete our initial business combination by (i) November 4, 2026, (the “Combination Period”), which is 24 months from the closing of our IPO, (ii) such earlier liquidation date as our Board may approve or (iii) such later date as our shareholders may approve pursuant to the Current Charter . If our initial business combination is not consummated by the end of our Combination Period, our existence will terminate, and we will distribute all amounts in the Trust Account as described elsewhere in this proxy statement/prospectus.

We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules by amending our Current Charter. Any such amendment would require the approval of our Public Shareholders, who will be provided the opportunity to redeem all or a portion of their Public Shares in connection with the vote on such approval. Such redemptions will decrease the amount held in our Trust Account and our capitalization, and may affect our ability to maintain our listing on Nasdaq. In addition, the Nasdaq Rules currently require SPACs (such as us) to complete our initial Business Combination in accordance with the Nasdaq 36-Month Requirement. If we do not meet the Nasdaq 36-Month Requirement, our securities will likely be subject to a suspension of trading and delisting from Nasdaq. Our Sponsor may also, in its discretion, consider selling its interest in our Company to another sponsor entity, which may result in a change to our management team.

Sponsor Information

Our Sponsor, Newbury Street II Acquisition Sponsor LLC, is a Delaware limited liability company, which was formed to invest in our Company. Although our Sponsor is permitted to undertake any activities permitted under the Delaware Limited Liability Company Act and other applicable law, our Sponsor’s business is focused on investing in our Company. Thomas Bushey, our Chief Executive Officer and a member of our Board of Directors is the managing member of the Sponsor. Mr. Bushey controls the management of our Sponsor, including the exercise of voting and investment discretion over the securities of our Company held by our Sponsor. As manager of our Sponsor, Mr. Bushey beneficially owns membership interests in our Sponsor, which represent approximately 100% of the economic interests in our Sponsor.

Each of our directors, including Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, have been allocated and will receive 40,000 Founder Shares, upon completion of our initial Business Combination, provided he or she continues to serve in such capacity immediately prior thereto. Other than our management team, none of the other members of our Sponsor participate in our Company’s activities. On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor). Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

Because our Sponsor acquired the Founder Shares at a nominal price, our Public Shareholders incurred an immediate and substantial dilution upon the closing of the initial public offering, assuming no value is ascribed to the Public Warrants. Further, the Class A Ordinary Shares issuable in connection with the conversion of the Founder Shares may result in material dilution to our Public Shareholders due to the anti-dilution rights of our Founder Shares that may result in an issuance of Class A Ordinary Shares on a greater than one-to-one basis upon conversion. If we raise additional funds through equity or convertible debt issuances, our Public Shareholders may suffer significant dilution. In addition, the cashless exercise of the Warrants would further increase the dilution to our Public Shareholders.

Pursuant to the Insider Letter, each of our Sponsor, directors and officers has agreed to restrictions on their ability to transfer, assign, or sell the Founder Shares and Private Placement Units (and the underlying securities). The Insider Letter also provides that the Sponsor and each director and officer agree to vote any Founder Shares, Private Placement Shares and any Public Shares they may own in favor of a proposed initial Business Combination if we seek shareholder approval for such Business Combination and in favor of any proposals recommended by our Board of Directors in connection with such Business Combination (except with respect to any such Public Shares that may not be voted in favor of approving the Business Combination transaction in accordance with the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto). Further, our Sponsor, directors and officers also agreed not to redeem any Public Shares they may hold in connection with such shareholder approval. The Insider Letter may not be changed, amended, modified or waived, except by a written instrument executed by (i) us, (ii) our Sponsor and (iii) each of directors and officers. In addition, the Underwriting Agreement requires the written consent of BTIG for any amendment to the Insider Letter and the provision of the Underwriting Agreement that provides that for a period of 180 days from the date of the initial public offering prospectus, none of us, our Sponsor or our directors or officers will, without the prior written consent of BTIG, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, Units, Warrants, Class A Ordinary Shares or any other securities convertible into, or exercisable, or exchangeable for, Class A Ordinary Shares, subject to certain exceptions.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, Fort Robotics, and the directors and officers of Newbury Street II entered into the Insider Letter Amendment to the Insider Letter, by and among Newbury Street II, the Sponsor, and the directors and officers of Newbury Street II, which provides that (i) upon the Closing, up to 2,038,424 Incentive Founder Shares that are actually used to incentivize investors in a Transaction Financing or to secure Trust Account non-redemption arrangements at or prior to the Closing will be released from transfer restrictions, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares shall be released from transfer restrictions, subject to and contingent upon the Closing.

Contemporaneously with the execution and delivery of the Merger Agreement, Newbury Street II, the Sponsor, and Fort Robotics, entered into the Sponsor Letter Agreement, pursuant to which, among other things, (i) the Sponsor agreed to forfeit, subject to and conditioned upon the Closing, 348,917 Founder Shares, (ii) the Sponsor agreed that 453,159 Founder Shares shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period; (iii) the Sponsor must use up to an additional 2,038,424 Founder Shares to incentivize investors in a Transaction Financing or secure Trust Account non-redemption arrangements (including in connection with the Initial PIPE Investment); and (iv) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (iii), then 302,110 of such Incentive Founder shall be subject to forfeiture and shall vest only if certain of the Share Price Targets are achieved during the Earnout Period and Sponsor shall forfeit the remaining Incentive Founder Shares at the Closing; provided, however, that such Incentive Founder Shares and Earnout Founder Shares described in the foregoing clauses will remain subject to the transfer restrictions in the Insider Letter Amendment.

While we do not expect our Board to approve any additional amendment to the Insider Letter prior to our initial Business Combination, it may be possible that our Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Insider Letter. Any such amendments to the Insider Letter would not require approval from our shareholders and may have an adverse effect on the value of an investment in our securities.

In addition, in order to facilitate our initial Business Combination or for any other reason determined by our Sponsor in its sole discretion, our Sponsor may surrender or forfeit, transfer or exchange our Founder Shares, Private Placement Units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.

Financial Position

With funds available for a Business Combination from the initial public offering and the Private Placement in the amount of $173,362,500 as of December 31, 2025 (not including amounts held outside of the Trust Account for working capital), assuming no redemptions and before payment of the Deferred Fee, taxes payable, if any, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial Business Combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.

Redemption Rights for Public Shareholders upon Completion of our Initial Business Combination

We will provide our Public Shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial Business Combination, all or a portion of their Public Shares upon the completion of our initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to the limitations described herein. At the completion of our initial Business Combination, we will be required to purchase any Ordinary Shares properly delivered for redemption and not withdrawn. The amount in the Trust Account was $10.54 per Public Share as of December 31, 2025 (before taxes payable, if any). The per-share amount we will distribute to Public Shareholders who properly redeem their Public Shares will not be reduced by the Deferred Fee we will pay to the Underwriter. The redemption rights include the requirement that a beneficial holder must identify itself in order to validly redeem its Public Shares. There will be no redemption rights upon the completion of our initial Business Combination with respect to our Public Warrants.

Our Sponsor, directors and officers have entered into the Insider Letter with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of our initial Business Combination.

Manner of Conducting Redemptions

We will provide our Public Shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial Business Combination, all or a portion of their Public Shares upon the completion of our initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our Company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding Ordinary Shares or seek to amend the Current Charter would typically require shareholder approval. We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC, unless shareholder approval is required by applicable law or stock exchange listing requirement, or we choose to seek shareholder approval for business or other reasons.

If a shareholder vote is not required and we do not decide to hold a shareholder vote to approve our initial Business Combination for business or other reasons, we will, pursuant to the Current Charter:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

●	file tender offer documents with the SEC prior to completing our initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial Business Combination, if we elect to conduct redemptions pursuant to the tender offer rules, we and our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Public Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial Business Combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than we are permitted to redeem, as may be contained in the agreement relating to our initial Business Combination. If Public Shareholders tender more Public Shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial Business Combination.

If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other reasons, we will, pursuant to the Current Charter:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial Business Combination, we will distribute proxy materials and, in connection therewith, provide our Public Shareholders with the redemption rights described above upon completion of the initial Business Combination.

Our initial Business Combination must be approved by a majority of our Board of Directors, and a majority of our independent directors.

If we seek shareholder approval, we will complete our initial Business Combination only if we receive approval of an Ordinary Resolution. A quorum for such meeting will be present if the holders of at least one third of issued and outstanding Ordinary Shares entitled to vote at the meeting are represented in person or by proxy. Our Sponsor, officers and directors will count toward this quorum and, pursuant to the Insider Letter, our Sponsor, officers and directors have agreed to vote their Founder Shares, Private Placement Shares and any Public Shares purchased during or after the initial public offering (including in open market and privately-negotiated transactions) in favor of our initial Business Combination.

However, if our initial Business Combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial Business Combination will require a Special Resolution. In addition, prior to the closing of our initial Business Combination, only holders of our Class B Ordinary Shares (i) have the right to appoint and remove directors prior to or in connection with the completion of our initial Business Combination and (ii) are entitled to vote on continuing our Company in a jurisdiction outside the Cayman Islands (including any Special Resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). The quorum and voting thresholds, and the voting agreement of our Sponsor, officers and directors, may make it more likely that we will consummate our initial Business Combination. Each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.

Redemptions of our Public Shares may be subject to a net tangible asset test or cash requirement pursuant to an agreement relating to our initial Business Combination. For example, the proposed Business Combination may require: (i) cash consideration to be paid to the target or its owners; (ii) cash to be transferred to the target for working capital or other general corporate purposes; or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed Business Combination. In the event the aggregate cash consideration we would be required to pay for all Public Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any Public Shares, and all Ordinary Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate Business Combination.

Limitation on Redemptions Upon Completion of our Initial Business Combination If We Seek Shareholder Approval

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial Business Combination and we do not conduct redemptions in connection with our initial Business Combination pursuant to the tender offer rules, the Current Charter provides that a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), are restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares sold in the initial public offering (the “Excess Shares”), without our prior consent. We believe this restriction will discourage Public Shareholders from accumulating large blocks of Public Shares, and subsequent attempts by such Public Shareholders to use their ability to exercise their redemption rights against a proposed Business Combination as a means to force us, our Sponsor or its affiliates to purchase their Public Shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the Public Shares could threaten to exercise its redemption rights if such Public Shares are not purchased by us, our Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our Public Shareholders’ ability to redeem no more than 15% of the Public Shares, we believe we are limiting the ability of a small group of Public Shareholders to unreasonably attempt to block our ability to complete our initial Business Combination, particularly in connection with a Business Combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we will not be restricting our Public Shareholders’ ability to vote all of their Public Shares (including Excess Shares) for or against our initial Business Combination.

Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights

Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their Public Shares in “street name,” will be required to either tender their certificates to our transfer agent prior to the date set forth in the proxy solicitation materials or tender offer documents (as applicable) mailed to such Public Shareholders, or up to two business days prior to the initially scheduled vote on the proposal to approve the Business Combination (or any later date determined by our Board of Directors) in the event we distribute proxy materials, or to deliver their Public Shares to the transfer agent electronically using the DWAC System, at the Public Shareholder’s option. The proxy solicitation materials or tender offer documents (as applicable) that we will furnish to our Public Shareholders in connection with our initial Business Combination will indicate the applicable delivery requirements. Accordingly, a Public Shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the initially scheduled vote on the Business Combination if we distribute proxy materials, as applicable, to tender its Public Shares if it wishes to seek to exercise its redemption rights. Given the relatively short period in which to exercise redemption rights, it is advisable for Public Shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the Public Shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee of approximately $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. However, this fee would be incurred regardless of whether or not we require Public Shareholders seeking to exercise redemption rights to tender their Public Shares. The need to deliver Public Shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such Public Shares, once made, may be withdrawn at any time up to two business days prior to the initially scheduled vote on the proposal to approve the Business Combination set forth in the proxy materials or tender offer documents, as applicable, unless otherwise agreed to by us.

Furthermore, if a Public Shareholder delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such Public Shareholder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to our Public Shareholders electing to redeem their Public Shares will be distributed promptly after the completion of our Business Combination.

If our initial Business Combination is not approved or completed for any reason, then our Public Shareholders who elected to exercise their redemption rights would not be entitled to redeem their Public Shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by Public Shareholders who elected to redeem their Public Shares.

If our initial proposed Business Combination is not completed, we may continue to try to complete a Business Combination until the end of the Combination Period, or until such earlier liquidation date as our Board of Directors may approve, to consummate an initial Business Combination.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our Current Charter provides that we have until the end of the Combination Period to complete our initial Business Combination. If we have not completed our initial Business Combination within such Combination Period, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Warrants, which will expire worthless if we fail to complete our initial Business Combination within the Combination Period.

Our Sponsor, officers and directors have entered into the Insider Letter with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial Business Combination within the Combination Period. However, if our Sponsor acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial Business Combination within the Combination Period.

Our Sponsor, our directors and officers have also agreed, pursuant to the Insider Letter, that they will not propose any amendment to the Current Charter to modify (i) the substance or timing of our obligation to allow redemption in connection with our initial Business Combination or to redeem 100% of our Public Shares if we do not complete our initial Business Combination within the Combination Period, or (ii) any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, in each case unless we provide our Public Shareholders with the opportunity to redeem their Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, if any), divided by the number of Public Shares then in issue.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $772,506 of proceeds held outside the Trust Account (as of December 31, 2025), although we cannot assure our Public Shareholders that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Although we seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements, that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management team will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if our management team believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by our management team to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our initial Business Combination within the Combination Period, or upon the exercise of a redemption right in connection with our initial Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the Trust Account assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the Underwriter against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our Company and, therefore, our Sponsor may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the Trust Account assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce their respective indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure our shareholders that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than the Redemption Price.

We seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all (i) vendors, (ii) service providers (other than our independent registered public accounting firm), (iii) prospective target businesses and (iv) other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the Underwriter against certain liabilities, including liabilities under the Securities Act. We had $772,506 from the proceeds of the initial public offering and the Private Placement, as of December 31, 2025, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the Trust Account, we cannot assure our Public Shareholders we will be able to return $10.54 as of December 31, 2025, per Public Share to our Public Shareholders. Additionally, if we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by Public Shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a bankruptcy court could seek to recover some or all amounts received by our Public Shareholders. Furthermore, our Board of Directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our Company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure our shareholders that claims will not be brought against us for these reasons.

Our Public Shareholders are entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial Business Combination, and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Current Charter (x) to modify the substance or timing of our obligation to allow redemption in connection with our initial Business Combination or to redeem 100% of our Public Shares if we do not complete our initial Business Combination within the Combination Period or (y) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity; and (iii) the redemption of our Public Shares if we have not completed an initial Business Combination within the Combination Period, subject to applicable law. In no other circumstances will a Public Shareholder have any right or interest of any kind to or in the Trust Account. Holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to the Warrants.

Comparison of Redemption or Purchase Prices in Connection with Our Initial Business Combination and if We Fail to Complete Our Initial Business Combination.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we are unable to complete our initial business combination within the completion window.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of taxes payable), divided by the number of then-outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause to be unable to satisfy any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. If our sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares of warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process. If they engage in such transactions they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act;	If we are unable to complete our initial business combination within the completion window, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account, including interest earned on the funds held in the trust account (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then-outstanding public shares.
however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn for taxes.	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial shareholders, who will be our only remaining shareholders after such redemptions.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our issued and outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Facilities

We currently utilize office space at 121 High Street, Floor 3, Boston, Massachusetts, 02110, provided by an affiliate of the Sponsor free of charge. We will reimburse such affiliate in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support made available to us. We consider our current office space adequate for our current operations.

Employees

We currently have two officers and do not intend to have any full-time employees prior to the completion of our initial Business Combination. Members of our management team are not obligated to devote any specific number of hours to our matters, but they devote as much of their time as they deem necessary to our affairs until we have completed our initial Business Combination. The amount of time that any such person devotes in any time period to our Company varies based on whether a target business has been selected for our initial Business Combination and the current stage of the Business Combination process.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

NEWBURY STREET II’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Newbury Street II before the Business Combination.

Directors and Executive Officers

As of the date of this prospectus/proxy statement, our directors and officers are as follows:

Name	Age	Position
Anthony James Vinciquerra	71	Chairman of the Board of Directors
Thomas Bushey	45	Chief Executive Officer and Director
Jake Gudoian	29	Chief Financial Officer
Jennifer Vescio	55	Director
Joshua Gold	55	Director
Theodore Seides	55	Director

The experience of our directors and executive officers is as follows:

Anthony James Vinciquerra has served as our Chairman of the Board of Directors since May 2025. Mr. Vinciquerra has served as chief executive and senior advisor for several of the world’s largest and most influential media companies. Since May 2025, Mr. Vinciquerra has served on the Board Directors of DirecTV. From 2017 to 2025, he was the Chairman and Chief Executive Officer of Sony Pictures Entertainment (“SPE”), overseeing the studio’s global operations, including motion picture, television and digital content production and distribution, worldwide media networks, and the development of new entertainment products. Following his stepping down from the CEO role in early 2025, he continued to serve as SPE’s Non-Executive Chairman until December 31, 2025. Before joining SPE, he was a senior advisor to TPG Inc., a private equity firm, in the Technology, Media and Telecom sectors, where he advised on acquisitions and operations, from 2011 to 2017. Prior to TPG, Mr. Vinciquerra was chairman and Chief Executive Officer of Fox Networks Group, the largest operating unit of News Corporation, from 2008 to 2011, and president and CEO from 2002 to 2011. Mr. Vinciquerra currently serves on the board of Madison Square Garden Sports, a role he has held since 2020. He previously served as a director of Qualcomm Incorporated from 2015 to 2025, Pandora Media, Inc. from 2016 to 2017, Univision Communications, Inc. from 2011 to 2017, Motorola, Inc. from 2007 to 2011, Motorola Mobility Holdings, Inc. from 2011 to 2012, and DirecTV from 2013 to 2015. Mr. Vinciquerra is qualified to serve on the Board of Directors due to his significant experience as a senior executive of media companies.

Thomas Bushey has served as our Chief Executive Officer and director since June 2024. Mr. Bushey brings a wealth of experience from his two-decades long career as a successful investor, board member and capital allocator. He is the founder and has served as managing partner and CEO of Sunderland Capital Partners L.P. (“Sunderland Capital”) since 2015. Sunderland Capital is an operationally focused, long-term oriented investment firm with a focus on emerging technologies and the consumer Internet. Since November 2020, Mr. Bushey also has served as Chief Executive Officer, President and a director of Newbury Street II Acquisition Corporation, a SPAC. Prior to founding Sunderland Capital, he was a portfolio manager at Blackrock. Prior to Blackrock, Mr. Bushey was a senior analyst for Mayo Capital Partners and Millennium Partners. Mr. Bushey began his career as an analyst for Credit Suisse First Boston (“CSFB”) and later moved to HCI Equity Partners (Thayer Capital). At CSFB from 2002 to 2005, he executed and analyzed mergers, acquisitions, leveraged buyouts, divestitures, takeover defenses, restructurings and debt and equity financing for corporate clients and financial sponsors. From 2020 to October 2023, Mr. Bushey served on the board of Ondas Holdings Inc. (Nasdaq: ONDS), a developer of private licensed wireless data networks for mission-critical industrial markets. Mr. Bushey has a BS in Economics from the Wharton School of the University of Pennsylvania. Mr. Bushey is qualified to serve on the Board of Directors due to his significant investment banking and management experience.

Jake Gudoian has served as our Chief Financial Officer since June 2024. Mr. Gudoian has been Chief Operating Officer of Sunderland Capital Partners since 2023 and an Analyst for Sunderland Capital Partners from 2019 to 2024. Mr. Gudoian has a BS in Economics from the University of Rhode Island.

Jennifer Vescio has served as one of our directors since October 2024. Ms. Vescio formerly served as the Chief Business Officer and global head of business development for Uber Technologies Inc. from 2019 to 2023, where she was responsible for launching new strategic initiatives, closing partnership deals and managing partner operations. Ms. Vescio is a principal of Awestruck Ventures, a venture and strategy consulting firm she co-founded in 2015, where she currently serves as an advisor, investor, strategy and management consultant to tech, entertainment, sports and digital media firms, as well as an executive coach to CEOs and their teams. Since February 2021, she has served as a member of the Board of Directors of Newbury Street Acquisition Corporation, a SPAC. From 2015 to 2020, Ms. Vescio served as a member of the board of directors of the PGA Tour, the organizer of the main professional golf tours played by men in the United States and North America. From 2017 to 2018, Ms. Vescio served as senior vice president, global head of corporate development and partnerships for Verizon Media where she focused on strategic growth, new business development, partnerships, and investments. From 2013 to 2016, she served as the head of global strategy and business development at eBay (NASDAQ: EBAY). While at eBay, she managed over $600 million in GMV (Global Merchandise Volume) through its partner network, which included partnerships with Samsung, HP, Yahoo!, Facebook, Pinterest, Twitter, and Telefonica. She also launched new strategic initiatives and incubated new businesses such as eBay Now, an on-demand local ordering and delivery platform which launched in San Francisco and New York. From 2010 to 2013, Ms. Vescio was the vice president of global business development at ESPN. In 2009, CBS hired Ms. Vescio to lead its strategy & business development efforts until 2011. During her time at CBS, Ms. Vescio led its digital content distribution strategy and signed partnerships with YouTube, DailyMotion, eBay, Hulu and Yahoo!. Ms. Vescio earned her Bachelor of Science degree in Psychology/Biology from Allegheny College and her MBA from the UCLA Anderson School of Management. She also holds her ICF and NCF certifications for executive coaching. Ms. Vescio is qualified to serve on the Board of Directors due to her experience as an executive in technology, entertainment, sports or digital media, as well as her significant experience on business, development and management.

Joshua Gold has served as one of our directors since October 2024. Mr. Gold serves as a general partner of Inverness LLC and Blue Flag Partners LLC in Boston, MA and as a strategic advisor of Ethos Capital. Mr. Gold was the co-founder and Chief Operating Officer of Three Bays Capital L.P. in Boston, MA. Previously, he was a Managing Director at Jefferies & Co., where he served as Head of Client Relationship Management. Prior to Jefferies & Co., Mr. Gold served in various roles at Goldman Sachs & Co., Donaldson Lufkin & Jenrette, Inc., DeMatteo Monness LLC and Bear Stearns & Co. Inc. Since November 2022, Mr. Gold has served as a director of Ascend Wellness Holdings, Inc. (CSE: AAWH-U.CN | OTCQX: AAWH), a vertically integrated multistate cannabis operator with licenses and assets in Illinois, Michigan, Ohio, Massachusetts, New Jersey, Pennsylvania and Maryland. He recently served on the board of Uprooted Inc. (d/b/a Urbn Leaf) in San Diego, CA. Mr. Gold has served on the Board of Directors and Executive Committee of the Managed Funds Association (MFA) in Washington D.C. He also served on the Investment and Finance Committees at The Rivers School in Weston, MA. Mr. Gold is the Co-Chairman of the Board of Directors of Team IMPACT and the Co-Founder of the Boston Investment Conference. He received a B.A. in Government & Law from Lafayette College in Easton, PA. Mr. Gold is qualified to serve on the Board of Directors due to his experience in the financial services industry.

Theodore Seides has served as one of our directors since October 2024. Mr. Seides is the founder of Capital Allocators Partners, LLC and TDS Advisors, LLC, a platform that includes podcasts, gatherings and advice on best practices in the asset management industry. Since February 2021, Mr. Seides has served as a senior adviser to Newbury Street Acquisition Corporation, a SPAC. From 2002 to 2015, Mr. Seides served as the president and co-chief investment officer of Protégé Partners LLC, a leading multibillion-dollar alternative investment firm he co-founded that invested in and seeded small hedge funds. In 2010, Mr. Seides was profiled in the book “Top Hedge Fund Investors.” In 2016, Mr. Seides authored “So You Want to Start a Hedge Fund: Lessons for Managers and Allocators.” In March 2021, Mr. Seides authored “Capital Allocators: How the world’s elite money managers lead and invest”, and in September 2024, Mr. Seides authored his third book, “Private Equity Deals: Lessons in investing, dealmaking, and operations from private equity.” Mr. Seides began his career in 1992 under the tutelage of David Swensen at the Yale University Investments Office. Mr. Seides is qualified to serve on the Board of Directors due to his significant experience in the asset management industry.

Family Relationships

No family relationships exist between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer, or any associate of any such director or officer is a party adverse to our Company, or has a material interest adverse to our Company.

Number and Terms of Office of Officers and Directors

Our Board of Directors consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. Prior to the closing of our initial Business Combination, only holders of our Class B Ordinary Shares are entitled to vote on the appointment and removal of directors. Our Public Shareholders are not entitled to vote on such matters during such time. This provision of our Current Charter relating to these rights of holders of Class B Ordinary Shares may be amended by a Special Resolution. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Theodore Seides, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Jennifer Vescio and Joshua Gold, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Anthony James Vinciquerra and Thomas Bushey will expire at the third annual general meeting.

Our Board of Directors is authorized to appoint persons to the offices set forth in our Current Charter it deems appropriate. Our Current Charter provides that our officers may consist of a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the Board of Directors.

Committees of the Board of Directors

Our Board of Directors has established two standing committees: the Audit Committee and the Compensation Committee. Subject to phase-in rules, the Nasdaq Rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our Board and has the composition and responsibilities described below.

Audit Committee

We have established the Audit Committee. The members of our Audit Committee are Joshua Gold, Jennifer Vescio and Theodore Seides. Joshua Gold serves as the chairman of the Audit Committee.

Each member of the Audit Committee is financially literate and our Board of Directors has determined that Joshua Gold qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted a charter of the Audit Committee, which details the principal functions of the Audit Committee, including:

●	assisting with Board oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, and (iv) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with Management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

●	reviewing with Management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

●	advising the Board and any other Board committees if the clawback provisions of the SEC Clawback Rule are triggered based upon a financial statement restatement or other financial statement change, with the assistance of Management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule; and

●	implementing and overseeing our cybersecurity and information security policies, and periodically reviewing the policies and managing potential cybersecurity incidents.

Compensation Committee

We have established the Compensation Committee. The members of our Compensation Committee are Jennifer Vescio and Joshua Gold. Jennifer Vescio serves as chairperson of the Compensation Committee. We have adopted a charter of the Compensation Committee, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to Board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting Management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement;

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

●	advising the Board and any other Board committees if the clawback provisions of the SEC Clawback Rule are triggered based upon a financial statement restatement or other financial statement change and perform any other tasks required of it by the Clawback Policy, with the assistance of Management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule.

The charter of the Compensation Committee also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the Nasdaq Rules and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or the Nasdaq Rules. In accordance with Rule 5605(e)(2) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by our Board of Directors. Our Board of Directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Messrs. Gold and Seides and Ms. Vescio. In accordance with Rule 5605(e)(1)(A) of the Nasdaq Rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board of Directors also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our Board of Directors should follow the procedures set forth in our Current Charter.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial Business Combination, our Public Shareholders do not have the right to recommend director candidates for nomination to our Board of Directors.

Code of Ethics

We have adopted the Code of Ethics. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC rules or the Nasdaq Rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

The foregoing description of the Code of Ethics does not purport to be complete and is qualified in its entirety by the terms and conditions of the Code of Ethics, a copy of which is attached hereto as Exhibit 14.

Trading Policies

On October 22, 2024, we adopted the Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq Rules.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We maintain a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed, and any persons who may become officers or directors prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation.

None of our directors or officers have received any cash compensation for services rendered to us. We pay an affiliate of our Sponsor a total of $10,000 per month for office space, administrative and support services pursuant to the Administrative Support Agreement. Our Sponsor, directors and officers, or any of their respective affiliates, are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our Audit Committee reviews on a quarterly basis all payments that were made by us to our Sponsor, directors, officers or any of their respective affiliates.

After the completion of our initial Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed Business Combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial Business Combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our Management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our Management to remain with us after the consummation of our initial Business Combination should be a determining factor in our decision to proceed with any potential Business Combination.

Compensation Recovery and Clawback Policy

On October 22, 2024, our Board of Directors approved the adoption of the Clawback Policy in order to comply with the SEC Clawback Rule, and the Nasdaq Rules, as set forth in Nasdaq Listing Rule 5608. At no time during the fiscal year ended December 31, 2025 were we required to prepare an accounting restatement that required recovery of an erroneously awarded compensation pursuant to the Clawback Policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEWBURY STREET II

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto, which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and the “Company” refer to Newbury Street II.

Overview

We are a blank check company incorporated in the Cayman Islands on June 18, 2024, for the purpose of effecting a Business Combination. Our Sponsor is Newbury Street II Acquisition Sponsor LLC.

We are not limited in our search for target businesses to a particular industry or sector for the purpose of consummating the Business Combination. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies. We expect to continue to incur significant costs in the pursuit of our acquisition plans. There can be no assurance that our plans to complete a Business Combination will be successful.

Our IPO Registration Statement became effective on October 31, 2024. On November 4, 2024, we consummated our initial public offering of 17,250,000 Public Units, including 2,250,000 option units issued pursuant to the full exercise of the over-allotment option. Each Public Unit consists of one Public Share and one-half of one Public Warrant. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds to us of $172,500,000.

Simultaneously with the closing of the initial public offering and pursuant to the Private Placement Units Purchase Agreements, we completed the sale of an aggregate of 648,375 Private Placement Units to the Sponsor and BTIG in the Private Placement at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to us of $6,483,750. Of those 648,375 Private Placement Units, the Sponsor purchased 484,500 Private Placement Units and BTIG purchased 163,875 Private Placement Units. The Private Placement Units (and underlying securities) are identical to the Public Units (and underlying securities), except as otherwise disclosed in the IPO Registration Statement.

Following the closing of the Initial Public Offering and Private Placement, an amount of $173,362,500 from the net proceeds of the Initial Public Offering and the Private Placement was initially placed in the Trust Account located in the United States with Continental acting as trustee. Pursuant to the Trust Agreement, the Trust Account may be invested only (i) in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act with a maturity of 185 days or less, (ii) in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of paragraphs d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, (iii) as uninvested cash or (iv) in interest or non-interest bearing demand deposit account, until the earlier of: (x) the completion of the Business Combination and (y) the distribution of the Trust Account, as described below.

We have until November 4, 2026 (24 months from the closing of the initial public offering), or until such (x) earlier date as our Board may approve or (y) later date as our shareholders may approve, pursuant to the Current Charter, to consummate the Business Combination. If we are unable to complete the Business Combination by the end of the Combination Period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses),, if any, divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) subject to applicable law, subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board, dissolve and liquidate, subject, in each case, to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules by amending the Current Charter. Any such amendment would require the approval of our Public Shareholders, who will be provided the opportunity to redeem all or a portion of their Public Shares in connection with the vote on such approval. Such redemptions will decrease the amount held in our Trust Account and our capitalization, and may affect our ability to maintain our listing on Nasdaq. In addition, the Nasdaq Rules currently require SPACs (such as us) to complete their initial Business Combination in accordance with the Nasdaq 36-Month Requirement. If we do not meet the Nasdaq 36-Month Requirement, our securities will likely be subject to suspension of trading and delisting from Nasdaq. Our Sponsor may also, in its discretion, consider selling its interest in our Company to another sponsor entity, which may result in a change to our management team.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since June 18, 2024 (inception) through December 31, 2025 have been (i) organizational activities and (ii) activities related to (x) the initial public offering and (y) identifying and evaluating prospective acquisition candidates and activities in connection with the initial Business Combination. We will not generate any operating revenues until after completion of our initial Business Combination. We have generated non-operating income in the form of interest income on investments held in the Trust Account after the initial public offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance, among other things), as well as for due diligence expenses.

For the year ended December 31, 2025, we had a net income of $6,620,992, which consists of interest earned on marketable securities held in Trust Account of $7,267,039, interest on the operating account of $42,405 and general and administrative costs of $688,452.

For the period from June 18, 2024 (inception) through December 31, 2024, we had a net income of $1,042,224, which consists of interest earned on marketable securities held in the Trust Account of $1,217,835 and formation and operating costs of $175,611.

Liquidity and Capital Resources

Following the initial public offering, including the full exercise of the Over-Allotment Option, and the Private Placement, a total of $173,362,500 was placed in the Trust Account. We incurred fees of $10,113,129, consisting of $3,450,000 of cash underwriting fee, the Deferred Fee of $6,037,500 and $625,629 of other offering costs.

As of December 31, 2025 and 2024, we had marketable securities held in the Trust Account of $181,847,374 and $174,580,335, respectively (including approximately $8,484,874 and $2,080,335, respectively, of interest income). We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of taxes payable, if any, and exclude the Deferred Fee), to complete our Business Combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, we may, at any time, (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank.

As of December 31, 2025 and 2024, we had cash held outside of the Trust Account of approximately $772,506 and $1,237,201, respectively and a working capital of $748,963 and $1,308,343, respectively. We use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants, or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

Our liquidity needs through December 31, 2025 have been satisfied through (i) a contribution of $25,000 from the Sponsor in exchange for the issuance of our Founder Shares, (ii) a loan pursuant to the IPO Promissory Note, and (iii) the net proceeds from the consummation of the initial public offering and the Private Placement held outside the Trust Account.

IPO Promissory Note

Prior to the closing of our initial public offering, our Sponsor agreed to loan us an aggregate of up to $300,000 under the IPO Promissory Note to cover expenses related to the initial public offering. Such loans and advances were non-interest bearing and payable on the earlier of June 30, 2025 or the completion of our Initial Public Offering. The loan of $213,706 was fully repaid upon the consummation of our Initial Public Offering on November 4, 2024. No additional borrowing is available under the IPO Promissory Note.

On November 4, 2024, we repaid $25,000 to the Sponsor in excess of the IPO Promissory Note. On September 26, 2025, we paid tax and accounting expenses on behalf of the Sponsor of $7,590. As of December 31, 2025 and 2024, $32,590 and $25,000, respectively, were due to be repaid to us by the Sponsor.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us Working Capital Loans, as may be required. If we complete a Business Combination, we will repay such Working Capital Loans. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-Business Combination entity at a price of $10.00 per unit. The units (and underlying securities) would be identical to the Private Placement Units (and underlying securities). Other than as set forth above, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans. As of December 31, 2025 and 2024, we did not have any borrowings under any Working Capital Loans.

Going Concern

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern”, Management has determined that we currently lack the liquidity we need to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the financial statements and the notes thereto included elsewhere in this Report are issued, as we expect to continue to incur significant costs in pursuit of our acquisition plans. In addition, Management has determined that if we are unable to complete an initial Business Combination within the Combination Period, then we will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about our ability to continue as a going concern. Management plans to consummate an initial Business Combination prior to the end of the Combination Period. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after November 4, 2026. There can be no assurance that our plans to raise capital or to consummate an initial Business Combination will be successful.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as set forth below.

Administrative Support Agreement

Commencing on November 1, 2024, and until completion of our initial Business Combination or liquidation, we pay an affiliate of our Sponsor $10,000 per month for certain office space, utilities and secretarial and administrative support pursuant to the Administrative Support Agreement. As of December 31, 2025 and 2024, we incurred $120,000 and $20,000, respectively, in fees for these services. These amounts are paid and included in the general and administrative costs on the statements of operations of the financial statements included elsewhere this Report.

Underwriting Agreement

We granted BTIG a 45-day option to purchase up to 2,250,000 Option Units to cover any over-allotments at the initial public offering price, less the underwriting discounts and commissions. On November 4, 2024, in connection with the closing of the initial public offering, the Underwriter exercised its Over-Allotment Option in full and purchased the 2,250,000 Option Units at $10.00 per Option Unit.

We paid an underwriting discount of 2.0% of the per Public Unit offering price to BTIG at the closing of the initial public offering, or $3,450,000 in the aggregate. In addition, BTIG is entitled to an additional fee of 3.5% of the gross offering proceeds payable only upon our completion of the initial Business Combination, or $6,037,500 in the aggregate, subject to the terms of the Underwriting Agreement. The Deferred Fee will become payable to BTIG from the amounts held in the Trust Account solely in the event we complete an initial Business Combination.

Representative Shares

We also issued 100,000 Class A Ordinary Shares to BTIG in connection with the initial public offering. We accounted for the Representative Shares as an expense of the initial public offering, resulting in a charge directly to shareholders’ deficit. BTIG has agreed not to transfer, assign or sell any such shares without our prior consent until the completion of the initial Business Combination. In addition, the Representative Shares are deemed to be underwriting compensation by FINRA pursuant to FINRA Rule 5110 and are, accordingly, subject to certain transfer restrictions or a period of 180 days beginning at the initial public offering. Furthermore, BTIG agreed (and any of its designees to whom the Representative Shares are issued will agree) (i) to waive its redemption rights (or right to participate in any tender offer) with respect to such Representative Shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a Business Combination within the Combination Period.

Registration Rights Agreement

The holders of (i) the Founder Shares, (ii) the Representative Shares (iii) the Private Placement Units and (iv) any private placement-equivalent units issued in connection with the Working Capital Loans, if any (and in each case holders of their underlying securities, as applicable) are entitled to registration rights pursuant to the Registration Rights Agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Ordinary Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. BTIG may only make a demand on one occasion and only during the five-year period beginning on the effective date of the IPO Registration Statement. We will bear the expenses incurred in connection with the filing of any such registration statements.

Insider Letter

Our Sponsor, directors and officers have entered into the Insider Letter with us, pursuant to which, they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial Business Combination within the Combination Period. However, if they acquire Public Shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial Business Combination within the Combination Period.

Additionally, pursuant to the Insider Letter, our Sponsor, directors and officers will not propose any amendment to our Current Charter (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial Business Combination or to redeem 100% of our Public Shares if we do not complete our initial Business Combination within the Combination Period or (ii) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

Critical Accounting Estimates

The preparation of the audited financial statements and notes thereto included elsewhere in this Report in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and the disclosure of contingent assets and liabilities, in our financial statements. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments, and we evaluate these estimates on an ongoing basis. To the extent actual experience differs from the assumptions used, our financial statements and notes thereto included elsewhere in this Report could be materially affected. We believe that the following accounting policies involve a higher degree of judgment and complexity. As of December 31, 2025, we did not have any critical accounting estimates to be disclosed.

Recent Accounting Standards

In November 2023, the FASB issued ASU Topic 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to a company’s chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. ASU 2023-07 requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by FASB ASC Topic 280, “Segment Reporting” (“ASC 280”) in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on July 8, 2024, the date of our incorporation.

Management does not believe that any other recently issued, but not yet effective, accounting standards, which, if currently adopted, would have a material effect on the financial statements and notes thereto included elsewhere in this Registration Statement.

INFORMATION ABOUT FORT ROBOTICS

Unless otherwise indicated or the context otherwise requires, references in this section to “FORT,” “Fort Robotics, Inc.,” “we,” “us,” “our,” “Company” and other similar terms refer to Fort Robotics and its subsidiaries prior to the Business Combination and to the Combined Company and its consolidated subsidiaries after giving effect to the Business Combination.

Company Overview

We develop and provide safety-certified control and secure communication systems for autonomous and semi-autonomous machines operating in physical environments. Our solutions are designed to enable original equipment manufacturers (“OEMs”), system integrators and enterprise customers to deploy and operate mobile robots, autonomous vehicles and connected industrial equipment in environments where machines and people interact.

Automation systems are increasingly transitioning from fixed, isolated industrial settings to distributed, mobile and AI-enabled machines capable of operating in dynamic and unstructured environments. Advances in AI have accelerated the development of systems that perceive, reason and act in the physical world, often referred to as “Physical AI.” As these systems expand across manufacturing, logistics, construction, agriculture and mobility applications, machine deployments are becoming more complex, more interconnected and more dependent on secure and reliable infrastructure.

We believe the next phase of automation will require not only improvements in perception and autonomy, but also the development of standardized infrastructure layers that enable operability, risk mitigation and coordination across heterogeneous fleets of machines. Historically, scalable digital ecosystems emerged through platform architectures that abstracted complexity and allowed participants to specialize while relying on shared utilities. We believe a similar transition will occur within Physical AI systems, where safety-certified and secure communications infrastructure becomes foundational to scaled deployment.

FORT’s platform was designed specifically for mobile, distributed and AI-enabled machines operating in shared workspaces with humans and valuable equipment. Our integrated safety and secure control system combines safety-rated hardware devices, proprietary wireless communication protocols and cloud-based management software to provide:

●	Immediate remote emergency stop and other safety-critical capabilities;

●	Authenticated command transmission;

●	Fail-safe behavior upon communication loss or system fault; and

●	Fleet-level configuration and oversight across distributed deployments.

Our system interfaces with OEM autonomy stacks and machine controllers while operating as an independent safety and secure communications overlay. By separating safety enforcement and command integrity from perception and planning systems, we aim to enable customers to advance autonomy capabilities while maintaining compliance with functional safety standards and regulatory requirements.

Since our founding in 2018, we have focused on developing technology that meets stringent industrial safety standards and can be integrated into complex operating environments. Our products are designed to comply with applicable functional safety requirements, including SIL3-level certification under the IEC 61508 functional safety standard. We have supported deployments across a broad cross-section of industries and machine types, positioning our platform to operate horizontally across multiple Physical AI applications.

We believe that safety for Physical AI will be a “winner-take-all” market because of the long design cycles, the stickiness of safety and the network effect that will come when worksite operators need to manage a mixed fleet. Our early focus on safety certification, interoperable architecture and distributed control positions FORT to support the increasing scale and complexity of autonomous machine deployments. As worksites evolve toward mixed fleets composed of multiple OEM platforms, a consistent and certified safety layer can serve as a shared utility enabling coordination, ecosystem collaboration and long-term scalability.

Industry Background and Market Opportunity

Automation has expanded beyond fixed, structured industrial settings into dynamic, distributed and mobile environments. Autonomous mobile robots, automated warehouse systems, autonomous construction and mining equipment and emerging robotics platforms are increasingly deployed in environments where machines and people operate in proximity. These deployments are occurring in response to sustained labor shortages, productivity pressures and heightened safety expectations across industrial sectors.

Industrial robot installations have exceeded four million cumulative units globally, with more than 500,000 new units installed annually in the years 2021 through 2024. In addition to traditional industrial robots, mobile and service robots are experiencing accelerated adoption as enterprises pursue productivity improvements, operational resilience and labor cost mitigation. Citi Research projects by 2050, the humanoid robotics market alone will be an approximately $7 trillion market with more than 600 million units deployed. As deployments expand from isolated use cases to fleet-scale implementations across worksites and facilities, the complexity of managing and coordinating these systems increases.

Recent advances in AI have accelerated the deployment of systems capable of perceiving, reasoning and acting in the physical world. These Physical AI systems rely on multimodal AI models, large-scale simulation environments, advances in edge computing and improved sensor technologies. Industry participants increasingly view Physical AI as a significant long-term market opportunity, with Morgan Stanley estimating that the broader opportunity could ultimately represent nearly $60 trillion of economic activity and NVIDIA estimating the space at approximately $50 trillion. As autonomy increases and machines operate in less structured environments, consistent safety enforcement and trusted communication across distributed systems become increasingly important.

The transition from wired, localized automation to mobile, wireless and cloud-connected machine architectures introduces new requirements, including immediate emergency shutdown capability, autonomous machine safety guidance, authenticated command transmission, protection against unauthorized control signals and reliable fail-safe behavior upon communication disruption. In mixed-fleet environments where multiple machine types from different OEMs operate simultaneously, interoperability and standardized safety coordination will become increasingly significant.

The global market for industrial functional safety systems represents a significant segment of the industrial automation market. At the same time, increasing connectivity of industrial equipment has elevated the importance of cybersecurity and operational integrity in connected systems. As enterprises deploy larger fleets of AI-enabled machines, risk management, regulatory compliance and system reliability will play an increasingly central role in enabling scaled adoption.

We believe the convergence of expanding automation deployments, emerging Physical AI systems and evolving regulatory and operational requirements creates growing demand for safety-certified and secure communications, control and safety infrastructure embedded within autonomous machine architectures. As automation ecosystems mature, standardized safety and secure control layers will serve as foundational infrastructure supporting interoperability, scalability and long-term adoption.

Strategy

Our strategy is to position FORT as a standardized safety and secure communications infrastructure layer within Physical AI systems. We believe scalable deployment of autonomous machines will increasingly require interoperable, safety-certified control infrastructure capable of operating across heterogeneous fleets, OEM platforms and worksites.

To support this objective, we are focused on:

●	Deepening integration with OEM platforms during early design cycles to embed our safety-certified control layer within machine architectures;

●	Expanding enterprise adoption to support mixed-fleet deployments across facilities and geographies;

●	Enhancing cloud tools to increase observability, coordination and lifecycle management capabilities across distributed assets;

●	Maintaining compliance with evolving functional safety and cybersecurity standards;

●	Supporting open interfaces and integration pathways that enable ecosystem interoperability; and

●	Strategically pursuing acquisitions that complement our organic growth strategy by expanding our product offerings, broadening our geographic footprint, and adding complementary technology or capabilities.

As automation systems expand beyond isolated deployments toward interconnected worksites composed of multiple autonomous platforms, we believe consistent safety coordination and trusted communications infrastructure will become foundational to scaled adoption. The broad adoption of a shared safety-certified control layer will facilitate greater interoperability across OEMs, end users and ecosystem participants, supporting more efficient deployment, reduced integration friction and long-term scalability.

Technology

FORT’s technology platform combines safety-rated hardware with a proprietary communication protocol designed for safety-critical command transmission. The protocol authenticates control messages and operates across multiple networks, including Ethernet, Bluetooth, Wi-Fi, LTE and unlicensed industrial bands. Safety enforcement resides on machine-mounted controllers, which incorporate redundant architecture and embedded firmware to monitor communication integrity and enforce fail-safe behavior independent of cloud connectivity. FORT’s cloud tools provide centralized configuration and visibility while safety execution remains locally controlled.

In May 2026, FORT acquired Mapless AI, a full-stack, safety-first teleoperation company, adding remote human-in-the-loop control and onboard active safety to FORT’s existing platform and giving customers more solutions for deploying autonomous machines safely in the real world. Specifically, remote human-in-the-loop technology is designed to provide seamless remote teleoperation across long distances, enabling an off-site specialist to safely monitor and operate vehicles or machine systems from anywhere. In addition, this capability addresses a primary request that FORT hears from enterprise fleet managers: the ability to maintain a reliable human-in-the-loop safety net for autonomous operations without placing workers in high-risk zones. Onboard active safety is designed to enable machines to actively detect, anticipate, and respond to their environments in real time. This predictive approach allows autonomous vehicles to execute smart, real-time planning and contingency maneuvers, a meaningful leap beyond traditional reactive safety architectures.

Design Philosophy for Physical AI Systems

As AI-enabled machines increasingly operate in unstructured and human-centered environments, we believe that safety enforcement and secure command delivery must be architecturally separated from perception and planning systems. Our technology is designed to provide a deterministic and independently certified safety layer that operates regardless of the specific autonomy stack used by the OEM.

Distributed Control as the Foundation of Physical AI Safety

A key capability that the FORT platform has is distributed control. Robotics and Physical AI have allowed much of the critical motion planning and decision-making to be located in the machines and robots where the action is happening. This presents a new and unique problem: there is no longer a central system that has assured control of these robots. FORT’s distributed control allows these systems to be controlled over virtually any wired or wireless connection while maintaining compliance with some of the strictest safety standards. Without this, the deployment of robotics and Physical AI could be hampered by a lack of trust.

Wireless Handheld Control Devices

Our handheld Wireless Emergency Stop Pro and Safe Remote Control Pro devices (“Handsets”) are safety-rated remote units that allow operators to immediately halt connected machines. The devices incorporate redundant signaling channels, two-way communication verification, continuous link monitoring and embedded fail-safe logic.

When activated, the Handsets transmit safety-critical control commands that must be acknowledged by the connected controller. If communication is disrupted or acknowledgement is not received within defined parameters, the system enforces a safe-state condition. The devices are engineered to meet applicable industrial functional safety standards, including SIL3-level certification under the IEC 61508 functional safety standard.

Endpoint Controllers

Our Endpoint Controllers are mounted directly on machines and serve as the enforcement layer for safety commands. These controllers continuously monitor communication, validate authenticated control messages and initiate safe shutdown procedures upon emergency activation, communication loss or system fault. Our Endpoint Controllers can also be mounted at the worksite or in a remote monitoring facility and used to connect critical safety inputs, such as fire alarms, safety sensors, access controls, teleoperation stations and any other relevant point of control, back to their configured machine(s).

The controllers incorporate redundant hardware architecture and embedded firmware designed to comply with functional safety certification requirements. They interface with OEM machine control systems and can integrate with industrial programmable logic controller (“PLC”) environments.

Embedded Devices

While FORT hardware devices are specifically designed for distributed control functions within a machine environment, some customers have unique needs or space constraints and prefer to build their own hardware systems with FORT hardware embedded. For these customers, FORT offers an embedded device that delivers our safety hardware and firmware in a single-board form factor that is approximately the size of a credit card. This device also works with FORT software and carries safety certifications like those of the Endpoint Controllers and Handsets.

Proprietary Communication Protocol

FORT has developed a proprietary communication protocol designed specifically for safety-critical command transmission in distributed and mobile machine environments.

The protocol is designed to authenticate control messages, prevent unauthorized signal injection, operate across heterogeneous wired and wireless networks including Ethernet, Bluetooth, Wi-Fi, LTE and industrial wireless bands, and enforce deterministic fail-safe behavior upon communication disruption.

Embedded Firmware and Fail-Safe Logic

Our hardware devices incorporate embedded firmware designed to perform real-time integrity checks, monitor device health and communication quality, execute safety functions independent of cloud connectivity and maintain traceability for certification and compliance purposes.

FORT Software Platform

FORT hosts a cloud-based configuration and monitoring platform. It enables customers to pair and configure safety devices, manage device permissions and user access, monitor system health and event logs, deploy firmware updates and maintain visibility across distributed machine fleets.

While safety enforcement resides on machine-mounted controllers, FORT’s software platform provides centralized oversight and configuration control across deployed infrastructure.

The FORT Fabric, our platform for policy-governed, safety-rated robotic remote management and trust infrastructure, is an innovative new approach to the execution of safety critical software that enables the requirements of the functional safety to be met on commodity hardware and software stacks. This dramatically reduces the cost and complexity of these systems while pushing the necessary capabilities of distributed control deeper into the robot by enabling functional safety at the core of robotic and Physical AI systems. It is the key infrastructure needed to develop and deploy highly capable robotics leveraging advanced AI, while ensuring safety through a deterministic, rules-driven engine. The FORT Fabric is under active development using a combination of FORT and Mapless technology and is not currently commercially available.

Services

In addition to its hardware products, FORT provides integration, deployment and lifecycle management services to support customers throughout the machine development and operational lifecycle.

FORT works with OEMs and integrators during system design and commissioning to support integration of safety-certified components into machine architectures, including device configuration, communication architecture and functional safety validation processes. On a limited basis, FORT develops custom extensions of stock products for strategic customers via non-recurring engineering contracts. While this has not been a focus of the Company in the past, we expect that professional services will play a more prominent role in our business model as companies scale.

During pilot and early production phases, FORT provides onboarding and deployment support, including device pairing, system configuration and operational validation to facilitate transition from prototype to production environments.

Following deployment, FORT’s software platform enables ongoing lifecycle management through centralized monitoring, user access control, firmware updates and remote diagnostics across distributed machine fleets.

As customers scale from pilot programs to production rollouts, FORT supports structured expansion of safety infrastructure across facilities and geographies, helping maintain consistency in safety configuration and compliance.

Industries Served, Customers, and Applications

We serve original equipment manufacturers, system integrators and enterprise (end-user) customers across warehousing and logistics, construction and heavy equipment, defense, agriculture and turf, manufacturing, mining, transportation and emerging robotics platforms. Our systems are deployed in environments where autonomous and remotely operated machines function in proximity to human workers and/or valuable property and in dynamic operating conditions.

Our systems are typically integrated during pilot deployments and expand as customers scale machine programs. As of April 2026, we have had more than 19,500 units deployed across the globe through our network of more than 600 customers. Applications include remote emergency stop and safety commands for heavy equipment, line-of-sight remote control, zone-based shutdown of autonomous mobile robot fleets, secure teleoperation of industrial machinery and safety overlays for connected autonomous systems.

In addition, as of December 31, 2025, we had a diversified customer base not only across key verticals, with approximately 20% of our customers in each of industrial automation and defense, 13% in agriculture, 12% in construction and mining and 9% in warehouse, but also across the world, with North America representing approximately 70% of our customers, Europe representing approximately 20% and the Asia pacific region representing approximately 7%. Further, approximately 33% of our customers are considered large businesses, 35% are small to medium sized enterprises, 22% are VC-backed and 6% are government customers.

Competition

We compete with traditional industrial safety equipment manufacturers, OEM-developed internal safety systems, remote control systems manufacturers, and industrial automation providers offering wireless control extensions. Customers deploying autonomous and semi-autonomous machines typically evaluate internal development, assembly of commercial off-the-shelf components and third-party certified platforms as different options.

Large industrial automation companies, including Rockwell Automation, Siemens, Schneider Electric, Pilz, SICK, ABB and Honeywell, provide safety PLCs, relays and wired emergency stop systems widely deployed in fixed industrial environments. These systems are primarily designed for stationary applications and may require architectural adaptation to support mobile, wireless and distributed autonomous machine deployments. Such companies possess substantial engineering resources and established distribution networks.

Certain OEMs and robotics developers design internal safety systems tailored to specific machine platforms. While internal development allows customization, achieving and maintaining high-level functional safety certification requires specialized engineering expertise, redundant system architecture and third-party validation. Internal solutions are generally optimized for a single platform and may require additional effort to scale across heterogeneous fleets or multi-OEM worksites.

Some customers assemble safety systems using commercially available components. Although this approach may enable rapid deployment, many traditional safety components were designed for wired industrial environments rather than distributed, AI-enabled mobile systems. Integration into mixed-fleet environments may introduce additional engineering complexity and coordination challenges.

Companies providing perception-based safety systems, motion planning software or industrial cybersecurity solutions address adjacent aspects of machine integrity but generally do not provide independently certified hardware control layers designed to enforce fail-safe behaviors upon detecting a potentially dangerous situation. Potential future competition may also include tier-one automotive suppliers and large technology companies integrating safety within broader autonomy or compute platforms.

We believe barriers to entry include achieving and maintaining high-level functional safety certification, developing safety-critical wireless communication protocols capable of distributed operation, integrating authentication within certified hardware architectures, collecting proprietary data used for continuous improvement of safety systems, and establishing credibility and design wins with OEM and enterprise customers operating in regulated industries. Safety-certified components are frequently embedded during early design cycles and may remain integrated throughout a machine’s lifecycle.

Competitive Strengths

We believe our competitive position is supported by specialization in safety-certified, wired and wireless, and distributed control systems designed specifically for mobile and AI-enabled machine environments. Our platform is purpose-built for shared workspaces and mixed-fleet deployments rather than adapted from wired industrial architectures. Our hardware is configured and monitored via cloud software, an architecture not always supported by legacy safety systems. Our software also offers an API, which allows our customers to integrate it into their machine management software, allowing for custom workflows to be created for their machine.

Our proprietary wireless communication protocol is designed for safety-critical command transmission across distributed third-party wired and wireless networks and incorporates authentication and fail-safe enforcement within certified hardware. This integration distinguishes our architecture from general-purpose networking or software-only approaches.

Safety-certified components are typically embedded during early design cycles and validated as part of functional safety processes. Once integrated, such components may remain in place throughout the lifecycle of the machine platform, contributing to customer retention and continuity across deployments.

Mobile robotics, especially with the advent of Physical AI, presents some unique challenges to ensuring safe operation in the wide variety of possible environments. Our platform is particularly effective in addressing these challenges with a solution that is economical and standards compliant.

Safety systems are classically very inflexible. We have seen this cause an array of challenges requiring much more flexibility due to the highly dynamic nature of mobile robotic systems. Our platform addresses these needs directly.

Our platform is designed to operate across multiple machine types and OEM architectures, supporting interoperability in heterogeneous fleet environments. As worksites increasingly deploy diverse autonomous systems, we believe standardized safety coordination will become increasingly important, and our cross-industry deployment experience positions us to address these evolving requirements.

Intellectual Property

We rely on patents, trade secrets, proprietary firmware and contractual protections to safeguard our technology. Our intellectual property portfolio includes patents related to wired and wireless safety communication protocols, system architectures, scalable safety and mixed-criticality, authentication and cybersecurity. We regularly evaluate our technological developments to determine when there is patentable material and develop an appropriate strategy to protect this valuable property.

In addition, we seek to protect our intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. We have accumulated a patent portfolio, both owned and exclusively licensed, across a range of technological fronts that relate to our systems and will continue to protect our inventions in the United States and other countries.

As of June 30, 2026, we held 25 issued patents and had 16 pending applications. Our issued patents have an average remaining term of 17 years and expire between 2034 and 2045.

We pursue international registration of our domain names and trademarks. We are the registered holder of certain domain name registrations, including “fortrobotics.com.” As of June 30, 2026, we had one registered U.S. trademark, no foreign registered trademarks, and no pending U.S. trademark applications. Our trademark registrations include “Fort Robotics.”

Regulatory and Standards Environment

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our solutions in areas including, but not limited to: intellectual property; data privacy and security requirements; AI; tax; employment; export and import; and product regulations.

Our products and services are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons.

See the section titled “Risk Factors” for additional information regarding risks we face related to regulatory matters.

Our products are designed to comply with applicable functional safety standards, including SIL3-level certification under IEC 61508 and related international requirements. Customers operating in regulated industries frequently require certified safety components as part of autonomous machine deployment.

Human Capital Resources

Our employees are critical to our success. As of August 31, 2026 we had 67 employees, all of which were full-time employees. We also engage a small number of consultants and contractors to supplement our permanent workforce.

To date, we have not experienced any work stoppages and maintain good working relationships with our employees. None of our employees are subject to a collective bargaining agreement or are represented by a labor union at this time.

Facilities

We are headquartered in Philadelphia, PA, where we occupy approximately 11,693 square feet of office space pursuant to a lease that is expected to expire in November 2028, subject to the terms thereof.

We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are not currently a party to any material pending legal proceedings, including unresolved regulatory investigations and inquiries. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FORT ROBOTICS

The following discussion and analysis of the financial condition and results of operations of Fort Robotics, Inc. (“FORT”, “the Company”, “we,” “us” and “our”) should be read together with our audited financial statements for the years ended December 31, 2025 and 2024, together with the related notes thereto, appearing elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section entitled “Information about FORT” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/ prospectus.

Company Overview

Fort Robotics, Inc. (“FORT,” the “Company,” “we,” “our” or “us”) develops and provides safety-certified control and secure communication systems for autonomous and semi-autonomous machines operating in physical environments. Our solutions are designed to enable original equipment manufacturers (“OEMs”), system integrators and enterprise customers to deploy and operate mobile robots, autonomous vehicles and connected industrial equipment in environments where machines and people interact.

Automation systems are increasingly transitioning from fixed, isolated industrial settings to distributed, mobile and AI-enabled machines capable of operating in dynamic and unstructured environments. Advances in artificial intelligence have accelerated the development of systems that perceive, reason and act in the physical world, often referred to as “Physical AI.” As these systems expand across manufacturing, logistics, construction, agriculture and mobility applications, machine deployments are becoming more complex, more interconnected and more dependent on secure and reliable infrastructure.

We believe the next phase of automation will require not only improvements in perception and autonomy, but also the development of standardized infrastructure layers that enable operability, risk mitigation and coordination across heterogeneous fleets of machines. Historically, scalable digital ecosystems emerged through platform architectures that abstracted complexity and allowed participants to specialize while relying on shared utilities. We believe a similar transition will occur within Physical AI systems, where safety-certified and secure communications infrastructure becomes foundational to scaled deployment.

FORT’s platform was designed specifically for mobile, distributed and AI-enabled machines operating in shared workspaces with humans and valuable equipment. Our integrated safety and secure control system combines safety-rated hardware devices, proprietary wireless communication protocols and cloud-based management software to provide:

●	Immediate remote emergency stop and other safety-critical capability;

●	Authenticated command transmission;

●	Fail-safe behavior upon communication loss or system fault; and

●	Fleet-level configuration and oversight across distributed deployments

Our system interfaces with OEM autonomy stacks and machine controllers while operating as an independent safety and secure communications overlay. By separating safety enforcement and command integrity from perception and planning systems, our system is designed to enable customers to advance autonomy capabilities while maintaining compliance with functional safety standards and regulatory requirements.

Since our founding in 2018, we have focused on developing technology that meets stringent industrial safety standards and can be integrated into complex operating environments. Our products are designed to comply with applicable functional safety requirements, including SIL3-level certification under the IEC 61508 functional safety standard. We have supported deployments across a broad cross-section of industries and machine types, positioning our platform to operate horizontally across multiple Physical AI applications.

We believe that safety for physical AI will be a “winner-take-all” market because of the long design cycles, stickiness of safety, and the network effect that will come when worksite operators need to manage a mixed fleet. Our early focus on safety certification, interoperable architecture and distributed control positions FORT to support the increasing scale and complexity of autonomous machine deployments. As worksites evolve toward mixed fleets composed of multiple OEM platforms, we believe that a consistent and certified safety layer can serve as a shared utility enabling coordination, ecosystem collaboration and long-term scalability.

The Merger Agreement and Public Company Costs

On August 17, 2026, FORT and Newbury Street II Acquisition Corp (“NTWO”) entered into the Merger Agreement. Pursuant to the Merger Agreement, at the consummation of the Business Combination, FORT shall become a wholly owned subsidiary of NTWO. Upon completion of the Business Combination, FORT will be the successor registrant with the SEC, meaning that FORT’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

While the legal acquirer in the Merger Agreement is NTWO, for financial accounting and reporting purposes under GAAP, FORT will be the accounting acquirer and the Merger will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the Combined Company represent the continuation of the financial statements of FORT in many respects. Under this method of accounting, NTWO will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, FORT will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of FORT (i.e., a capital transaction involving the issuance of stock by NTWO for the stock of FORT).

Upon consummation of the Merger and the PIPE Investment, the most significant change in FORT’s future reported financial position and results of operations is expected to be an estimated increase in cash (as compared to FORT’s balance sheet at December 31, 2025) of approximately $25.1 million, assuming maximum stockholder redemptions of all 17,250,000 shares of Class A NTWO stock, or $207.0 million, assuming no redemptions, including up to $31.3 million in gross proceeds from the PIPE Investment by the PIPE Investors. Total direct and incremental transaction costs of NTWO and FORT are estimated at approximately $17.6 million.

As a consequence of the Business Combination, FORT will become the successor to an SEC registrant and listed on the Nasdaq, which will require FORT to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. FORT expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, accounting and financial personnel, financial systems integration, and legal fees.

In advance of the proposed merger, the Company entered into a series of Simple Agreement for Future Equity “SAFE” agreements with investors providing for aggregate investment commitments of $5,063,000, as follows: $3,000,000 on April 30, 2026; $218,000 on May 29, 2026; $250,000 on June 1, 2026; and $1,595,000 on June 2, 2026. The Company received the funds related to these SAFE agreements in the respective periods. The SAFE agreements do not bear interest, do not have a stated maturity, and do not provide the holders with voting rights prior to conversion. The SAFE agreements are subject to conversion into shares of the Company’s preferred stock upon the occurrence of a qualified equity financing, and upon the occurrence of certain liquidity or dissolution events, the SAFE holders are entitled to receive a cash payment or conversation amount in accordance with the terms of the applicable agreement.

Key Business Highlights for Fiscal Year 2025

Financial and Capital Milestones

●	Total Revenue Growth: Achieved a 62% increase in total net revenue as compared to the year ended December 31, 2024, rising to $11.6 million for the year ended December 31, 2025.

●	Gross Margin Expansion: Achieved a 52% increase in gross margin as compared to the year ended December 31, 2024, rising to $7.7 million for the year ended December 31, 2025. Gross margin contracted modestly from 71% in 2024 to 66% in 2025 due to targeted price reductions granted to a limited number of new customers in order to continue expansion in market share and adoption of the Company’s products. We are planning to add software and services offerings to our business model, and plan on increasing total gross margin over time regardless of any potential future reductions in hardware pricing.

●	Balance Sheet Strengthening: We successfully raised an additional $8.1 million through issuance of our Series B-2 preferred stock, net of issuance costs. $1.4 million of these proceeds were used to repay a portion of our notes payable. Subsequent to December 31, 2025, on March 9, 2026, we entered into a SAFE agreement with an investor that provided $3.0 million in committed in March 2026 with funding received in April 2026. We executed a total of $2.5 million borrowing under our delayed draw term loan credit facility through April 2026.

●	Continued Investment in Research and Development: FORT remains dedicated to innovation and technological advancement, as evidenced by the increase in research and development expenses by $1.1 million during the year ended December 31, 2025 from the year ended December 31, 2024. These expenses are primarily due to an increase in year over year in salaries, employee-related expenses attributable to increased headcount in research operations and related professional fees. These investments are focused on expanding our product portfolio, enhancing existing offerings, and maintaining our competitive edge in the dynamic robotics market.

●	Expansion of Sales and Marketing Efforts: FORT has significantly increased its investment in sales and marketing initiatives, including expanding sales and marketing headcount and engaging with a third party marketing consulting firm. Sales and marketing expense increased by $0.3 million for the year ended December 31, 2025, from the year ended December 31, 2024. These expenses are primarily due to an increase in year over year in salaries, bonuses, contractors and consultants. These efforts are crucial for educating potential customers about the benefits of FORT’s robotics solutions, building brand awareness, and cultivating new customer relationships.

Factors and Trends Affecting Our Business and Results of Operations

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

●	As our robotic products’ market potential is seen by others, more competitors could enter the market, which may lead to price competition and a decline in profit margins;

●	A recession could lead to a decline in customer demand in our robotic products and services. Because safety is a key component of our business strategy, a delay in safety-related regulations or standards could lead to a material delay in customer demand for our products. Such a delay may affect our growth rate but is unlikely to reduce our baseline demand because we are already growing in the absence of significant global safety regulations and standards;

●	We anticipate that our general and administrative expenses will continue to increase in the future as a result of increased costs associated with being a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys, and accountants, and personnel-related stock-based compensation costs, among other expenses, and, in the case of public company-related expenses, services associated with strengthening our internal control over financial reporting, maintaining compliance with Nasdaq listing and SEC reporting requirements, director and officer liability insurance costs, and investor and public relations costs, among other expenses; and

●	Inflationary pressures are also a concern as it is difficult to make reliable projections for the cost of components. This means profit margins could be affected, and our pricing would need to re-evaluated on a regular basis.

Key Components of Our Results of Operations

Revenue

The Company’s primary revenue arises from customer purchase orders (“POs”) or Order Acknowledgements referencing the Company’s terms and conditions. The Company’s revenue streams and performance obligations are summarized below:

Hardware with Embedded Perpetual Software

The Company’s product revenue consists of hardware devices that include the embedded platform software needed to configure and operate the device. The software is perpetual, not sold separately, not marketed as a separate benefit, and provides no standalone value. The hardware and embedded software are highly interdependent and together represent a single performance obligation. Revenue is recognized at a point in time upon transfer of control, which occurs when the title passes under free carrier shipping terms.

Assurance Warranty (Included up to 18-Month Warranty)

Each hardware unit includes a warranty up to 18 months from the date of purchase covering defects in materials and workmanship. This assurance-type warranty is not a separate performance obligation and does not result in separate revenue recognition and is part of the Company’s service revenue.

Extended Warranties

Customers may purchase extended warranties for additional coverage beyond the standard assurance period. Extended warranties are service-type warranties and represent distinct performance obligations. Revenue from extended warranties is recognized over time, generally on a straight-line basis over the coverage period and is part of the Company’s service revenue.

Engineering and Professional Services

Engineering and professional services is part of the Company’s service revenue provided under statements of work which represent distinct performance obligations satisfied over time, using the milestone method. Defined project milestones include, design completion, prototype delivery, testing, and customer acceptance that reflect progress toward completion.

Other Revenue

Other revenue includes software, support, repairs, and non-recurring engineering revenues. Revenue is recognized at a point in time depending on the nature of the service and transfer of control and is part of the Company’s service revenue.

Operating Costs

Cost of Revenues

Cost of revenues primarily consists of expenses related to delivering our products and services, including cost of inventory sold, personnel-related expenses, and allocated facility costs.

Research and Development Expenses

Research and development expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated facility costs for FORT’s research and development functions. Research and development expenses also include purchased hardware and software costs related to robotics systems constructed for research purposes that are not probable of providing future economic benefit and have no alternate future use as well as costs associated with third-party research and development arrangements.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of direct advertising, marketing and promotional expenditures. FORT expects to continue to make the necessary sales and marketing investments to enable it to increase its market penetration and expand its customer base.

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated facility costs for our corporate, executive, finance, supply chain, manufacturing, and other administrative functions. General and administrative expenses also include expenses for outside professional services, including legal, auditing and accounting services, recruitment expenses, travel expenses and certain non-income taxes, insurance and other administrative expenses.

FORT expects its general and administrative expenses to increase for the foreseeable future as it scales headcount with the growth of its business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. As a result, FORT expects that its general and administrative expenses will increase in absolute dollars, but may fluctuate as a percentage of total revenue over time.

Other Income (Expense)

Interest Income

Interest income consists of income earned on FORT’s money market funds included in cash and cash equivalents.

Interest Expense

Interest consists of interest incurred on FORT’s credit facilities, and amortization of debt issuance costs and debt discounts over the life of the facilities using the effective interest method.

Income Taxes

We use the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to us under applicable consolidated US federal and state tax laws.

We evaluate our deferred tax assets each period to ensure that the estimated future taxable income will be sufficient in character, amount, and timing, to result in its realizability. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that those assets will be realized. Management utilizes considerable judgment when establishing deferred tax valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carryforward deferred tax assets become deductible or utilized. We consider the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. As events and circumstances change, valuation allowances are adjusted within the statement of operations when applicable.

We recognize net tax benefits under the recognition and measurement criteria of FASB ASC Topic 740, Income Taxes, which prescribes requirements and other guidance for financial statement recognition and measurement of positions taken or expected to be taken on tax returns. We recognize a tax benefit for positions taken for tax return purposes when it will be more likely than not that the positions will be sustained upon tax examination, based solely on the technical merits of the tax positions. Otherwise, no tax benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the statement of operations. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported by us and may require several years to resolve. As a result, our provision for income taxes is recorded on the basis of available information, but amounts recorded may be impacted as a result of future examinations.

We recorded no current or deferred income tax expense for the years ended December 31, 2025, and 2024 due to the existence of a full valuation allowance against its deferred tax assets. We are currently performing a Section 382 study to evaluate the potential impact of ownership changes on the utilization of these tax attributes. The study has not been completed and the impact, if any, has not yet been determined.

On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing amendments to U.S. tax laws with various effective dates from 2025 to 2027. The implications of these tax law changes did not have a material impact on its Financial Statements in the current year.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended
	December 31,	December 31,
	2025	2024	Change

Revenue
Product revenue	$9,883,860	$5,978,019	$3,905,841
Service revenue	1,701,531	1,191,570	509,961
Total revenue	11,585,391	7,169,589	4,415,802
Cost of revenues	3,911,402	2,115,980	1,795,422

Gross margin	7,673,989	5,053,609	2,620,380

Operating expenses:
Research and development	6,264,916	5,122,708	1,142,208
Sales and marketing	2,440,717	2,084,394	356,323
General and administrative	3,560,493	3,132,945	427,548
Total operating expenses	12,266,126	10,340,047	1,926,079
Operating loss	(4,592,137)	(5,286,438)	694,301

Other income (expense):
Interest income	217,486	140,515	76,971
Interest expense	(221,404)	(349,718)	128,314
Total other income (expense), net	(3,918)	(209,203)	205,285
Income taxes	—	—	—
Net loss	$(4,596,055)	$(5,495,641)	$899,586

Revenue

Product revenue increased by $3.9 million, or 65%, to $9.9 million for the year ended December 31, 2025 from $6.0 million for the year ended December 31, 2024. The increase in product revenue is primarily due to a favorable shift in product mix towards higher priced items including NSC Pro, EPCs, and WES products during the year ended December 31, 2025 relative to the year ended December 31, 2024, along with an overall increase in sales volume year over year as the Company continues to expand its market share.

Service revenue commensurately increased $0.5 million, or 43%, to $1.7 million for the year ended December 31, 2025 from $1.2 million for the year ended December 31, 2024. The increase in service revenue is primarily attributable to the achievement of more service milestones reached in the year, increasing $0.5 million for the year ended December 31, 2025 relative to the year ended December 31, 2024.

Cost of Revenue

Cost of revenue increased by $1.8 million, or 85%, to $3.9 million for the year ended December 31, 2025 from $2.1 million for the year ended December 31, 2024. The increase in cost of product revenue is correlated with the increase in product revenue, with cost of revenue increasing at a higher rate than product revenue due to targeted price reductions granted to a limited number of new customers as part of our efforts to drive adoption of our products. The increase year over year was most significantly driven by increases of $1.3 million, $0.2 million, and $0.3 million in hardware costs, shipping charges, and other miscellaneous costs of revenues, respectively.

Gross Margin

Gross profit increased by $2.6 million, or 52%, to $7.7 million for the year ended December 31, 2025 from $5.1 million for the year ended December 31, 2024, primarily attributable to the increase in product revenue during the year ended December 31, 2025 relative to the year ended December 31, 2024. Gross margin as a percentage of revenue contracted modestly from 71% for the year ended December 31, 2024 to 66% for the year ended December 31, 2025 due to targeted price reductions granted to a limited number of new customers in order to continue expansion in market share and adoption of our products.

Research and Development Expense

Research and development expense increased by $1.2 million, or 24%, to $6.3 million for the year ended December 31, 2025, from $5.1 million for the year ended December 31, 2024. The increase in research and development expense is primarily due to a $0.8 million increase year over year in salaries and employee-related benefit costs, attributable to increased headcount in research operations. Further, there was a $0.2 million increase in technology expenses, a $0.1 million in travel and marketing expenses, and net increase in spending on contractors and professional services of $0.1 million year over year related to research and development during the year ended December 31, 2025, relative to the year ended December 31, 2024, primarily related to outsourced services.

Sales and Marketing Expense

Sales and marketing expense increased by $0.3 million, or 14%, to $2.4 million for the year ended December 31, 2025, from $2.1 million for the year ended December 31, 2024. The increase in sales and marketing expenses is primarily due to a $0.1 million increase year over year in salaries and employee-related benefit costs, attributable to increased headcount in sales, respectively. Further, we incurred an additional $0.1 million in contractors and consultants related to sales and marketing outsource services and $0.1 million in increased marketing and travel spend during the year ended December 31, 2025, relative to the year ended December 31, 2024, respectively.

General and Administrative Expense

General and administrative expense increased by $0.5 million, or 16%, to $3.6 million for the year ended December 31, 2025, from $3.1 million for the year ended December 31, 2024. The increase in general and administrative expense is primarily due to a $0.5 million increase year over year in salaries and related employee benefit costs attributable to increased headcount in administrative functions and a $0.2 million increase in professional and contractor expense, offset by $0.1 million in other business income and $0.1 million of lower depreciation, amortization and bad debt expense year over year.

Other Income (Expense)

Interest income increased by $0.1 million, or 55%, to $0.2 million for the year ended December 31, 2025, from $0.1 million for the year ended December 31, 2024, due to higher average cash equivalent balances on which interest is earned year over year. Interest expense decreased by $0.1 million, or 37%, to $0.2 million for the year ended December 31, 2025, from $0.3 million for the year ended December 31, 2024, due to lower average long-term debt balances year over year as a result of the Company’s use of equity to fund its operations.

Income tax expense was $0 for the years ended December 31, 2025 and 2024. The Company was in a net operating loss position for both years, and FORT has recognized a full valuation allowance against the deferred tax assets generated by the net operating losses generated since its inception.

Liquidity and Capital Resources

FORT has incurred losses since its inception. To date, FORT has funded its operations primarily through the issuances of long-term debt and equity and has raised gross proceeds of $3.5 million and $60.6 million, respectively. During the years ended December 31, 2025 and 2024, FORT incurred net losses of $4.6 million and $5.5 million, respectively. As of December 31, 2025, FORT had an accumulated deficit of $52.8 million. FORT expects to incur additional losses and higher operating expenses for the foreseeable future.

As of December 31, 2025, FORT had cash and cash equivalents of $5.7 million. FORT believes that its cash and cash equivalents on hand as of December 31, 2025 and its early 2026 funding of a $0.7 million draw on its long-term debt facility and $5.1 million in SAFE proceeds, will be sufficient to meet its working capital and capital expenditure needs for a period of at least 12 months from the date of this proxy statement/prospectus. However, this determination is based upon internal projections and is subject to changes in market and business conditions.

FORT’s primary uses of cash are to fund its operations as it continues to grow its business organically and through strategic acquisitions. FORT will require a significant amount of cash for expenditures as it invests in ongoing research and development and sales and marketing and targeted acquisitions. Until such time as FORT can generate significant revenue from sales of its products to fund its operations, if ever, it expects to finance its cash needs through public or private equity or debt financings or other capital sources, including potential collaborations and other similar arrangements. However, FORT may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that FORT raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If FORT raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to its technology on terms that may not be favorable to FORT and/or may reduce the value of FORT common stock. If FORT is unable to raise additional funds through equity or debt financings when needed, it may be required to delay, limit, reduce or terminate its research and development and sales and marketing efforts. FORT’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”

Cash Flows for the Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended
	December 31,	December 31,
	2025	2024

Net cash used in operating activities	$(5,580,244)	$(5,828,664)
Net cash used in investing activities	(166,986)	(319,505)
Net cash provided by financing activities	6,634,197	9,707,677
Net increase in cash and cash equivalents	$886,966	$3,559,509

Operating Activities

FORT’s cash flows from operating activities are heavily impacted by its growth in revenues, with operating cash flow generated by higher sales being offset by higher research and development, sales and marketing, and general and administrative expenses incurred to support our growth. FORT’s operating cash flows are also affected by its working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities during 2025 was $5.6 million, resulting primarily from a net loss of $4.6 million, adjusted for non-cash charges of $0.2 million in depreciation and amortization, $0.1 million in stock-based compensation, and a net $0.1 million in other noncash charges. Further, we had a net increase of $1.5 million in noncash net working capital as we continue to invest in its operations. The decrease in net cash used in operations from the prior year was primarily related to FORT’s higher net income year over year, partially offset by a larger increase in net working capital during the year ended December 31, 2025.

Net cash used in operating activities during 2024 was $5.8 million, resulting primarily from a net loss of $5.5 million, adjusted for non-cash charges of $0.2 million in depreciation and amortization, $0.1 million in stock-based compensation, and a net $0.2 million in other noncash charges. Further, we had a net increase of $0.9 million in noncash net working capital, increasing cash used in operations.

Investing Activities

Net cash used in investing activities during 2025 was $0.2 million representing additions of less than $0.1 million of property and equipment primarily related to tooling equipment and $0.1 million of intangible assets, specifically patents.

Net cash used in investing activities during 2024 was $0.3 million representing additions of $0.1 million of property and equipment primarily related to the tooling equipment and $0.2 million of intangible assets, specifically patents.

Financing Activities

Net cash provided by financing activities during 2025 was $6.6 million primarily reflecting net proceeds from the issuance of FORT Series B-2 preferred shares in the amount of $8.1 million, and additional proceeds from FORT’s 2025 refinancing of $1.7 million which was partially offset by repayments of long-term debt in the amount of $3.2 million.

Net cash provided by financing activities during 2024 was $9.7 million, primarily reflecting net proceeds from the issuance of FORT Series B-1 preferred shares of $5.6 million and net proceeds from the SAFE note of $4.5 million, partially offset by repayments of long-term debt in the amount of $0.4 million.

Contractual Obligations and Commitments

The following table summarizes FORT’s contractual obligations and other commitments as of December 31, 2025, and the years in which these obligations are due:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Operating lease obligation(1)	$938,363	$316,198	$622,165	$-	$-
Long term debt	1,764,281	117,619	1,646,662	-	-

Total	$2,702,644	$433,817	$2,268,827	$-	$-

(1)	Includes future minimum payments for an operating lease of corporate office facilities.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reported period. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to the financial statements included elsewhere in this filing for the year ended December 31, 2025, we believe that the following accounting policies and estimates are those most critical to the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with ASC 606, “Revenue from Contracts with Customers,” using the five-step model: (1) identify the contract with a customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when or as performance obligations are satisfied.

Our primary revenue arises from customer purchase orders (“POs”) or Order Acknowledgements referencing our terms and conditions. Our contracts meet the criteria for contracts with customers under ASC 606 because the parties are committed, rights and payment terms are identified, the arrangement has commercial substance, and collectability is probable.

Contract prices are generally fixed and stated in POs. We do not have significant variable consideration, significant financing components, or noncash consideration. Extended warranties and NRE services are priced separately, so the stated price generally equals standalone selling price. The assurance warranty is not a separate performance obligation and therefore no allocation is made to it.

For each of the revenue streams described below, we have identified the related performance obligations and determined the appropriate timing of revenue recognition based on when control of the promised goods or services is transferred to the customer in accordance with ASC 606.

Our revenue streams and performance obligations are summarized below:

Hardware with Embedded Perpetual Software

We sell hardware devices that include the embedded platform software needed to configure and operate the device. The software is perpetual, not sold separately, not marketed as a separate benefit, and provides no standalone value. The hardware and embedded software are highly interdependent and together represent a single performance obligation. Revenue is recognized at a point in time upon transfer of control, which occurs when the title passes under free carrier shipping terms.

Assurance Warranty (Included up to 18-Month Warranty)

Each hardware unit includes a warranty up to 18 months from the date of purchase covering defects in materials and workmanship. This assurance-type warranty is not a separate performance obligation and does not result in separate revenue recognition. We evaluate its assurance-type warranties to determine whether an accrual for warranty costs is required.

Extended Warranties

Customers may purchase extended warranties for additional coverage beyond the standard assurance period. Extended warranties are service-type warranties and represent distinct performance obligations. Revenue from extended warranties is recognized over time, generally on a straight-line basis over the coverage period.

Engineering and Professional Services

Engineering and professional services provided under statements of work represent distinct performance obligations satisfied over time, using the milestone method.

Other Revenue

Other revenue includes software, support, and repairs, and non-recurring engineering revenues. Revenue is recognized at a point in time depending on the nature of the service and transfer of control.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Stock-based awards, including stock options, are measured at fair value on the grant date. The fair value of stock options is estimated using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We account for forfeitures as they occur.

The Black-Scholes option pricing model requires several key assumptions, including expected term, expected volatility, dividend yield, risk-free rate, and the fair value of our common stock on the grant date. As there has been no public market for FORT’s common stock to date, we engaged a third-party valuation specialist to determine the fair value of its equity which is approved by the Board as of the date of grant of each option, with input from management. The expected term is estimated based on historical exercise behavior and vesting terms. Since the Company’s common stock is not publicly traded, expected volatility is based on the historical volatility of comparable publicly traded companies with similar characteristics. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for terms commensurate with the expected life of the awards. The expected dividend yield is zero, as we have not historically declared dividends and does not anticipate declaring dividends in the foreseeable future.

The third-party specialist considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by FORT to independent third parties or transacted between third parties, any indications of value from offers to acquire us, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if FORT had used significantly different assumptions or estimates, the fair value of our common stock and stock-based compensation expense could have been materially different.

Equity Valuations

The fair value of our equity instruments has historically been determined based upon information available at the time of grant. Given the absence of a public trading market for FORT capital stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, FORT management has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our equity instruments at each grant date.

These factors included:

●	FORT’s operating and financial performance;

●	current business conditions and projections;

●	the likelihood of achieving a liquidity event for the underlying equity instruments, such as an initial public offering or sale of FORT, given prevailing market conditions;

●	the lack of marketability of FORT common stock; and

●	the market performance of comparable publicly traded companies.

Convertible Preferred Stock

We have issued convertible preferred stock that is classified as temporary equity in the accompanying balance sheets as the majority of our board of directors own preferred stock. As a result, the preferred stock becomes redeemable upon the occurrence of an event for which redemption is subject to approval by a board that is majority-controlled by preferred stockholders. Accordingly, this preferred stock is presented outside of permanent equity in the temporary equity section of the consolidated balance sheets.

At the time of issuance, we evaluated the embedded conversion and redemption features associated with the preferred shares and concluded that separate accounting for these features was not required.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

FORT had cash and cash equivalents of $5.7 million as of December 31, 2025. FORT holds its cash and cash equivalent for working capital purposes. FORT’s cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, FORT believes that it does not have any material exposure to changes in the fair value of its cash and cash equivalents due to changes in interest rates. Declines in interest rates, however, would reduce FORT’s future interest income. The effect of a hypothetical 10% change in interest rates would not have a material impact on FORT’s financial statements.

FORT had floating rate long-term debt of $1.7 million as of December 31, 2025 bearing interest at a floating rate equal to the greater of (i) the Prime Rate plus 0.50% or (ii) 5.00% per annum with interest payable monthly. Due to the limited used of debt in the Company’s capital structure, the effect of a hypothetical 10% change in interest rates would not have a material impact on FORT’s financial statements.

Concentration of Credit Risk

FORT deposits its cash with financial institutions, and, at times, such balances may exceed federally insured limits. Management believes the financial institutions that hold FORT’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

JOBS Act

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

For as long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

●	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

●	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

●	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” including the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION OF FORT ROBOTICS AND COMBINED COMPANY

In this section, “we,” “us” and “our” generally refer to the Company in the present tense or the Combined Company from and after the Business Combination.

Fort Robotics Executive Officer and Director Compensation

The following disclosure concerns the compensation arrangements of Fort Robotics’ named executive officers. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Combined Company adopts may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this section to “Fort Robotics” refer to Fort Robotics, Inc. and/or its subsidiaries prior to the consummation of the business combination. Throughout this section, unless otherwise noted, “we,” “us,” “our,” “the Company” and similar terms refer to Fort Robotics.

To achieve Fort Robotics’ goals, Fort Robotics has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Fort Robotics’ goals. Fort Robotics believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders.

This section provides an overview of Fort Robotics’ executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Fort Robotics’ board of directors has historically determined the compensation for Fort Robotics’ named executive officers.

For the year ended December 31, 2025, Fort Robotics’ named executive officers were:

●	Samuel Reeves - Chief Executive Officer

●	Nathan Bivans - Chief Technology Officer

●	Sarah Keim – VP, Operations

Summary Compensation Table

The following table sets forth information concerning the compensation for the year ended December 31, 2025 for each of our named executive officers.

	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Samuel Reeves Chief Executive Officer	2025	267,500	-	-	-		267,500
Nathan Bivans Chief Technology Officer	2025	244,000	-	-	6,944	(2)	250,944
Sarah Keim VP, Operations	2025	242,500	-	-	5,106	(3)	247,606

(1)	Amounts reflect the actual salary earned by each of our named executive officers during the fiscal year ended December 31, 2025.

(2)	Consists of $6,944 of 401(k) plan matching contributions.

(3)	Consists of $5,106 of 401(k) plan matching contributions.

Narrative Disclosure to Summary Compensation Table

Base Salary

Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The annual base salary rates for the year ended December 31, 2025 for our named executive officers are set forth in the table below.

2025 Base Salary

	2025 Base Salary
Samuel Reeves	$285,000	(1)
Nathan Bivans	$263,000	(2)
Sarah Keim	$250,000	(3)

(1)	Mr. Reeves’ annual base salary was effective as of July 1, 2025. Mr. Reeves’ annual base salary was $250,000 from January 1, 2025 until July 1, 2025.

(2)	Mr. Bivans’ annual base salary was effective as of July 1, 2025. Mr. Bivans’ annual base salary was $225,000 from January 1, 2025 until July 1, 2025.

(3)	Ms. Keim’s annual base salary was effective as of July 1, 2025. Ms. Keim’s annual base salary was $235,000 from January 1, 2025 until July 1, 2025.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, we have granted stock options, from time to time, pursuant to our 2018 Plan to certain of our executives. Following this offering, we will grant equity awards under the terms of the Incentive Plan. The terms of our equity plans are described below under the subsection entitled “Equity Benefit Plan” and in the section entitled “The Incentive Plan Proposal (Proposal 10).” For additional information regarding equity compensation to our named executive officers, see the subsection below entitled “Outstanding Equity Awards at Fiscal Year End.”

Agreements with Fort Robotics’ Named Executive Officers

The Company has entered into new employment agreements with its Chief Executive Officer (CEO), Chief Technology Officer (CTO) and Chief People Officer (CPO), which, except as otherwise noted below, will become effective as of the Closing Date (collectively, the “Executive Employment Agreements”)

Samuel Reeves CEO Employment Agreement

The Company is party to an amended and restated executive employment agreement with its Chief Executive Officer, Samuel Reeves, dated August 17, 2026 (the “Reeves Employment Agreement”), which provides for “at-will” employment, a three-year term and entitles Mr. Reeves to an initial annual base salary of $523,000 and an annual target bonus equal to 100% of the annual base salary.

In addition, pursuant to the Reeves Employment Agreement, following the Closing, the Company shall grant to Mr. Reeves an award of performance restricted stock units (the “PSUs”) under the Incentive Plan, covering a number of shares of the Company’s Common Stock equal to 5.7% of the Company’s outstanding shares as of immediately following the Closing. The PSUs will vest in nine separate tranches, with each tranche allocated a number of PSUs, upon the Company achieving a market capitalization equal to or exceeding a certain multiple of the Company’s market capitalization as of the Closing (each a “Market Capitalization Goal”) before the end of the seventh anniversary of the grant date of the PSUs (the “Performance Period”), as set forth in the table below, provided that (i) Mr. Reeves remains in service as the Company’s CEO (or in such other position as he may then hold at the Company’s request) on the date of achievement of each Market Capitalization Goal and (ii) the Company’s stock price on the date of achievement of a Market Capitalization Goal equals or exceeds the corresponding multiple of the Company’s stock price as of the Closing, as set forth in the table below (the “Stock Price Minimum Requirement”).

Performance Table
Tranche	Market Capitalization Goal	Stock Price Minimum Requirement	Number of PSUs Eligible to Vest (as a percentage of the total number of PSUs)
1	2X of Closing Market Capitalization	1X of Closing Stock Price	7.0%
2	3X of Closing Market Capitalization	1.5X of Closing Stock Price	7.0%
3	4X of Closing Market Capitalization	2X of Closing Stock Price	7.0%
4	5X of Closing Market Capitalization	2.5X of Closing Stock Price	11.0%
5	6X of Closing Market Capitalization	3X of Closing Stock Price	11.0%
6	7X of Closing Market Capitalization	3.5X of Closing Stock Price	11.0%
7	8X of Closing Market Capitalization	4X of Closing Stock Price	15.3%
8	9X of Closing Market Capitalization	4.5X of Closing Stock Price	15.3%
9	10X of Closing Market Capitalization	5X of Closing Stock Price	15.4%

In the event that Mr. Reeves is terminated without Cause by the Company or resigns for Good Reason, whether or not in connection with a Change in Control, or in the event of Mr. Reeves’ death or disability, in all cases occurring on or before the expiration of the Performance Period, the PSUs will remain outstanding and eligible to be earned until the date that is twelve (12) months following the termination of Mr. Reeves’ employment with the Company (the “Tail Period”).

In addition, upon consummation of a Change in Control (as defined below) during Mr. Reeves’ employment with the Company or during the Tail Period, all PSUs earned based on the Company’s market capitalization determined at the closing of the Change in Control (the “CIC Market Capitalization”), including through linear interpolation if the CIC Market Capitalization falls between two Market Capitalization Goals, will vest provided that the percentage of PSUs eligible to vest shall not exceed the percentage supported by the Company’s stock price as of the closing of the Change in Control based on the corresponding Stock Price Minimum Requirements.

In the event that Mr. Reeves’ employment with the Company is terminated (i) by the Company without Cause or (ii) by Mr. Reeves for Good Reason, in either case, more than three (3) months prior to the date of a Change in Control or more than one year after a Change in Control, and provided that Mr. Reeves signs an effective general release of claims in the form prescribed by the Company, Mr. Reeves, will be eligible to receive (x) a lump sum payment (the “Lump Sum Payment”) equal to the number of months of Mr. Reeves’ then-current base salary equal to (A) 36 less (B) the number of months during which Mr. Reeves has been employed as the Company’s CEO from the Closing Date until his termination of employment, provided that the Lump-Sum Payment will not be lower than 12 months of Mr. Reeves’ then-current base salary; (y) provided that Mr. Reeves timely elects continued coverage under COBRA, a reimbursement of the monthly cost of continued health and dental coverage of Mr. Reeves and his qualified beneficiaries under the health and dental plans of the Company, less the amount that Mr. Reeves would be required to contribute for health and dental coverage if he were an active employee of the Company, for the same number of months as, determined above for the calculation of the Lump-Sum Payment or, if less, for the duration that such COBRA coverage is available to Mr. Reeves (the “COBRA Benefits”), provided that, if the Company determines in its sole discretion that it cannot provide the COBRA benefits described herein without violating applicable law, the Company shall in lieu thereof provide Mr. Reeves with a taxable lump sum payment in an amount equal to the then-unreimbursed monthly insurance premiums, and (z) the PSUs will remain outstanding and eligible to be earned during the Tail Period as mentioned above.

In the event that Mr. Reeves’ employment with the Company is terminated (i) by the Company without Cause (as defined below) or (ii) by Mr. Reeves for Good Reason (as defined below), in either case within three (3) months prior to or within one year following a Change in Control, and provided that Mr. Reeves signs an effective general release of claims in the form prescribed by the Company, then Mr. Reeves will be entitled to (w) the Lump-Sum Payment described in the paragraph above, except that the Lump-Sum Payment will not be lower than 18 months of Mr. Reeves’ then current base salary (the “CIC Lump-Sum Payment”), (x) the COBRA Benefits for the same number of months as the CIC Lump-Sum Payment or, if less, for the duration that such COBRA coverage is available to Mr. Reeves; (y) the PSUs will remain outstanding and eligible to be earned during the Tail Period as mentioned above and (z) the vesting of each of Mr. Reeves’ then-outstanding unvested equity awards, other than the PSUs and other than awards that would otherwise vest upon satisfaction of performance metrics (a “Performance-Based Equity Award”), shall automatically accelerate and become fully vested and each Performance-Based Equity Award, other than the PSUs, shall become vested at the actual performance measured through the later of Mr. Reeves’ last day of employment and the consummation of the Change in Control.

If, following the initial three-year term, the Company (i) does not offer to renew the Reeves Employment Agreement or enter into a new agreement with no changes to the terms and conditions of the Reeves Employment Agreement or (ii) offers to renew the Reeves Employment Agreement or enter into a new agreement following the initial three-year term with base salary, annual bonus, employee benefits and vacation that are not as favorable to Mr. Reeves as set forth in the Reeves Employment Agreement, and Mr. Reeves does not accept this offer, the Reeves Employment Agreement will be deemed terminated by the Company without Cause.

Nathan Bivans and Sarah Keim Employment Agreements

On August 17, 2026, the Company entered into an executive employment agreement with respectively (i) its Chief Technology Officer, Nathan Bivans (the “Bivans Employment Agreement”) and (ii) its Chief People Officer, Sarah Keim (the “Keim Employment Agreement” and together with the Bivans Employment Agreement, the “Non-CEO Employment Agreements”). Mr. Bivans and Ms. Keim are referred to individually as a “Non-CEO Executive” and collectively as the “Non-CEO Executives”.

The Non-CEO Employment Agreements provide for “at-will” employment, a three-year term and entitle the Non-CEO Executives to (i) an initial annual base salary of $396,000 for Mr. Bivans and $373,000 for Ms. Keim and (ii) an annual target bonus equal to 50% of the annual base salary for Mr. Bivans and 55% of the annual base salary for Ms. Keim.

In addition, prior to the Closing Date, the Company shall cause the Board to approve and grant to each of the Non-CEO Executives, an award under the Company’s 2018 Plan of restricted stock units, representing (i) 1.06% of the Fully Diluted Shares for Mr. Bivans and (ii) 0.288% of the Fully Diluted Shares for Ms. Keim (each, a “Non-CEO Executive RSUs” and collectively, the “Non-CEO Executives RSUs”). The Non-CEO Executives RSUs shall vest over a three-year period following the vesting commencement date, which will be the date that the Non-CEO Executives RSUs are granted by the Board (the “Grant Date”). On the Quarterly Vesting Date immediately following the expiration of the lock-up period (the “First Quarterly Vesting Date”), the number of Non-CEO Executive RSUs that will vest will be equal to the total number of such Non-CEO Executive RSUs multiplied by the number of quarters elapsed between the Grant Date and the First Quarterly Vesting Date and divided by 12. Following the First Quarterly Vesting Date, each Non-CEO Executives RSUs will vest quarterly for 1/12 of the total number of such Non-CEO Executive RSUs on each Quarterly Vesting Date, provided that each Non-CEO Executive continues in employment with the Company on each such vesting date.

In the event that a Non-CEO Executive’s employment with the Company is terminated (i) by the Company without Cause or (ii) by the Non-CEO Executive for Good Reason), in either case, more than three (3) months prior to the date of a Change in Control or more than one year after a Change in Control, and provided that the Non-CEO Executive signs an effective general release of claims in the form prescribed by the Company, the Non-CEO Executive, will be eligible to receive (x) a severance payment (the “Severance Payment”) equal to six (6) months of the Non-CEO Executive’s then-current base salary and (y) provided that the Non-CEO Executive timely elects continued coverage under COBRA, a reimbursement of the monthly cost of continued health and dental coverage of the Non-CEO Executive and his or her qualified beneficiaries under the health and dental plans of the Company, less the amount that the Non-CEO Executive would be required to contribute for health and dental coverage if he or she were an active employee of the Company, for six (6) months, or, if less, for the duration that such COBRA coverage is available to the Non-CEO Executive (the “COBRA Payments”), provided that, if the Company determines in its sole discretion that it cannot provide the COBRA Payments without violating applicable law, the Company shall in lieu thereof provide the Non-CEO Executive with a taxable lump sum payment in an amount equal to the then-unreimbursed monthly insurance premiums.

In the event that a Non-CEO Executive’s employment with the Company is terminated (i) by the Company without Cause or (ii) by the Non-CEO Executive for Good Reason, in either case within three (3) months prior to or within one year following a Change in Control, and provided that the Non-CEO Executive signs an effective general release of claims in the form prescribed by the Company, then the Non-CEO Executive will be entitled to (x) a severance payment equal to twelve (12) months of the Non-CEO Executive then current base salary, (y) the COBRA Payments for twelve (12) months, or, if less, for the duration that such COBRA coverage is available to the Non-CEO Executive; and (z) the vesting of the Non-CEO Executives then-outstanding unvested equity awards, other than Performance-Based Equity Awards, shall automatically accelerate and become fully vested and each Performance-Based Equity Award shall become vested at the actual performance measured through the later of the Non-CEO Executive’s last day of employment and the consummation of the Change in Control.

If, following the initial three-year term, the Company (i) does not offer to renew a Non-CEO Employment Agreement or enter into a new agreement with no changes to the terms and conditions of such Non-CEO Employment Agreement or (ii) offers to renew such Non-CEO Employment Agreement or enter into a new agreement following the initial three-year term with base salary, annual bonus, employee benefits and vacation that are not as favorable to the Non-CEO Executive as set forth in such Non-CEO Employment Agreement, and the Non-CEO Executive does not accept this offer, the Non-CEO Employment Agreement will be deemed terminated by the Company without Cause.

For purposes of the Non-CEO Employment Agreements:

“Fully Diluted Shares” means the sum of (i) the shares of Fort Robotics, Inc. common stock the “Common Stock”) issued and outstanding assuming full conversion or exercise of all then issued and outstanding securities of Fort Robotics, Inc. that are exercisable for or convertible into Common Stock and (ii) the number of shares of Common Stock that are reserved for issuance under the 2018 Plan and not yet issued or subject to an outstanding award under the 2018 Plan, for both (i) and (ii) measured as of the Grant Date.

For purposes of the Executive Employment Agreements:

“Cause” means any of the following: (i) Executive’s intentional unauthorized use or grossly negligent disclosure (defined as a gross departure from the ordinary standard of care) of the Company’s confidential information or trade secrets that could reasonably result in material harm to the Company; (ii) Executive’s conviction of or plea of nolo contendere to a felony or to any crime involving moral turpitude (defined as that which includes an element of fraud or malice); (iii) Executive’s willful misconduct (defined as an intentional and deliberate act or omission undertaken with wrongful intent) or gross negligence (defined as gross departure from the ordinary standard of care); (iv) Executive’s willful failure (defined as intentional disregard) to carry out his material duties to the Company and failure by the Executive to remedy the failure after (a) being provided written notice from the Board setting out the specific deficiencies and (b) a reasonable opportunity of no less than ninety (90) days to cure the stated deficiencies; (v) fraud, embezzlement, theft, or dishonesty of a material nature by the Executive against the Company or any related entity; (vi) a willful material violation (defined as intentional disregard) by the Executive of a material policy or procedure of the Company or any related entity, resulting, in any case, in material, reputational or economic harm to the Company or any related entity; (vii) a willful material breach by the Executive of his Employment Agreement and failure by the Executive to remedy such failure after being provided (a) written notice from the Board setting out the specific deficiencies and (b) a reasonable opportunity of no less than ninety (90) days to cure the stated deficiencies; or (viii)Executive’s willful failure (defined as intentional refusal or unwillingness) to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested Executive’s cooperation and such cooperation is formally authorized by the Board.

“Change in Control” means the occurrence of any of the following events: (i) any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (i) the acquisition of additional securities by any one person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Change in Control; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iv) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subclause (iv), if any person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same person will not be considered a Change in Control. For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

“Good Reason” means the occurrence of any of the following events or conditions, without the Executive’s express written consent: (i) a material diminution in the Executive’s authority, duties, or responsibilities; (ii) for the CEO only, the failure of the Executive to be reelected to the Board by the Company’s stockholders; (iii) a change in reporting such that the Executive does not report, for the CEO to the board of directors of the ultimate parent company and for the Non-CEO Executives to the CEO of the Company; (iv) a material reduction by the Company in the Executive’s annual Base Salary ; or (v) the relocation of the Executive’s principal place of employment to a location more than 35 miles from the Executive’s principal place of employment immediately prior to the Executive’s termination.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, short- and long-term disability, health savings and flexible spending accounts, and life and accidental dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay a portion of the premiums for the medical insurance, and the full premiums for dental, life and accidental death and dismemberment insurance, and short- and long-term disability for all our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the subsection entitled “-401(k) Plan” below.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code with an employer matching contribution of up to 3% of eligible compensation. We may also make discretionary non-elective contributions. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Outstanding Equity Awards at Fiscal Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2025. All awards were granted under the 2018 Plan.

				Option Awards
	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Samuel Reeves	11/21/2019	(2)	12/21/2018	395,146	-	0.13	11/20/2029
	5/08/2024	(3)(4)	5/01/2024	1,613,355	424,568	0.07	5/07/2034
Nathan Bivans	11/21/2019	(2)	11/21/2019	166,647	-	0.13	11/20/2029
	5/08/2024	(3)(4)	5/01/2024	196,444	51,696	0.07	5/07/2034
Sarah Keim	5/20/2021	(2)	2/01/2021	86,807	-	0.56	5/19/2031
	6/12/2023	(4)(5)	1/01/2023	55,655	20,672	1.17	6/11/2033
	5/08/2024	(3)(4)	5/01/2024	491,110	129,240	0.07	5/07/2034

(1)	All of the option awards were granted under the 2018 Equity Incentive Plan with a per-share exercise price equal to the fair market value of one share of Fort Robotics’ common stock on the date of grant, as determined in good faith by Fort Robotics’ board of directors.

(2)	This option award was fully vested as of December 31, 2025.

(3)	The shares subject to this option vest in equal monthly installments of 1/24th of the total shares, measured from the Vesting Commencement Date, subject to continuous service with the Company through each such vesting date.

(4)	If within the 12-month period following the closing of an Acquisition (as defined in the 2018 Plan), either (i) the named executive officer’s employment is terminated by the Company without Cause (as defined in the 2018 Plan) or (ii) the named executive officer resigns for Good Reason (as defined below), then 100% of the then unvested shares will accelerate and vest upon such termination, subject to the named executive officer’s delivery and the effectiveness of a general release of claims in the form prescribed by the Company. “Good Reason” means the named executive officer’s resignation within 60 days after one of the following conditions has come into existence without the named executive officer’s consent: (i) a significant reduction of the named executive officer’s duties or responsibilities relative to the named executive officer’s duties or responsibilities as in effect immediately prior to such reduction other than by virtue of the Company being acquired by a larger organization, provided that the named executive officer’s level of duties and responsibilities with respect to the business for the Company, which may be at a subsidiary level or divisional unit or a larger combined company, remains substantially similar as prior to such acquisition; (ii) a reduction by the Company in the named executive officer’s base salary as in effect immediately prior to such reduction other than an across-the-board salary reduction for all similarly situated executives that does not exceed 10%; or (iii) the relocation of the named executive officer’s primary work office to a facility or a location that would increase the named executive officer’s one way commute by more than forty (40) miles. A resignation for Good Reason will not be deemed to have occurred unless the named executive officer gives the Company written notice of the condition within 30 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving the named executive officer’s written notice.

(5)	One-fourth of the shares subject to this option vest one year after the Vesting Commencement Date, and thereafter 1/48th of the shares subject to this option vest on each monthly anniversary thereof, subject to continuous service with the Company through each such vesting date.

Clawback Policy

We intend to adopt a compensation recovery policy that is compliant with the SEC rules and applicable stock exchange listing rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, to be effective upon Closing.

Equity Benefit Plan

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our 2018 Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

2018 Plan

The 2018 Plan was adopted by the Fort Robotics board of directors on September 13, 2018, and approved by Fort Robotics’ stockholders on September 25, 2018. The 2018 Plan has been amended on December 21, 2018, January 25, 2021, May 31, 2022, and January 17, 2024. The 2018 Plan provides for the grant of stock options, restricted stock awards, restricted stock units and stock appreciation rights (“SARs”) to employees, officers, directors and consultants of Fort Robotics or any parent or subsidiary of Fort Robotics, provided that incentive stock options within the meaning of Section 422 of the Code can only be granted to employees of Fort Robotics or of any parent or subsidiary of Fort Robotics.

At the Effective Time, pursuant to the terms of the Merger Agreement, NTWO will assume all outstanding and unexercised Fort Robotics options (whether or not vested) granted under the 2018 Plan, as further described in the section of this proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) – The Merger Agreement.”

Fort Robotics will not grant any additional awards under the 2018 Plan after the Incentive Plan becomes effective and will terminate the 2018 Plan and cancel any shares remaining available for future issuance under the 2018 Plan prior to the Closing. However, the 2018 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2018 Plan. The material terms of the 2018 Plan are summarized below.

As of December 31, 2025, stock options covering 6,673,930 shares of Company Common Stock were outstanding under the 2018 Plan.

Plan Administration. The 2018 Plan is administered by the Fort Robotics board of directors. The Fort Robotics board of directors has such powers and authorities related to the administration of the 2018 Plan as are consistent with the Fort Robotics Certificate of Incorporation and the Fort Robotics Bylaws and applicable law. The Fort Robotics board of directors has full power and authority to implement and carry out the 2018 Plan, including, without limitation, the authority to construe and interpret the 2018 Plan and any award agreement, prescribe rules and regulations relating to the 2018 Plan, approve persons to receive awards, determine the form, terms and number of shares subject to awards, determine the fair market value of shares of Company Common Stock in good faith, grant waivers of any conditions, determine the terms of vesting, exercisability, settlement and payment of awards, correct any defect or reconcile any inconsistency in the 2018 Plan, adopt rules and procedures (including the adoption of any subplan under the 2018 Plan) relating to the operation and administration of the 2018 Plan to accommodate requirements of local law and procedures outside of the United States, change the vesting schedule of awards under the Plan prospectively in the event that a participant’s service status changes from full time to part time status, in accordance with Company policies regarding work schedules and vesting of awards and make all other determinations necessary or advisable in connection with the administration of the 2018 Plan. Any determination made by the Fort Robotics board of directors with respect to any award will be final and binding on the Company and on all persons having an interest in any award under the 2018 Plan.

Specifically, subject to the terms of the 2018 Plan, without limitation, the Fort Robotics board of directors has the power to modify, extend or renew options, provided that no such action may, without the written consent of a participant, impair any of such participant’s rights under any award previously granted, unless for the purpose of complying with applicable laws and regulations.

The Fort Robotics board of directors may delegate full administrative authority over the 2018 Plan and awards to a committee consisting of at least one member of the Fort Robotics board of directors (or such greater number as may then be required by applicable law). Unless in contravention of any express terms of the 2018 Plan, any determination made by such a committee with respect to any award will be made in its sole discretion and will be final and binding. To the extent permitted by applicable law, such designated committee may delegate to one or more directors or officers of Fort Robotics the authority to grant an award under the 2018 Plan.

Stock Options. The 2018 Plan permits the grant of incentive stock options (“ISOs”) and nonqualified stock options (“NQSOs”). ISOs can be granted only to employees (including officers and directors who are also employees) of Fort Robotics or any parent or subsidiary of Fort Robotics. Each stock option is evidenced by a stock option agreement which expressly identifies the option as an ISO or an NQSO.

The term of each stock option is the term stated in the applicable stock option agreement; provided that no option will be exercisable after the expiration of ten (10) years from the date the option is granted. In the case of an ISO granted to a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of Fort Robotics or of any subsidiary or parent of Fort Robotics (a “Ten Percent Stockholder”), the ISO will not be exercisable after the expiration of five (5) years from the date the ISO is granted.

The per share exercise price of options granted under the 2018 Plan is determined by the Fort Robotics board of directors and is set forth in the applicable stock option agreement but shall not be less than the fair market value per share on the date of grant unless expressly determined in writing by the Fort Robotics board of directors. In the case of an ISO granted to a Ten Percent Stockholder, the exercise price will not be less than one hundred ten percent (110%) of the fair market value of the shares on the date of grant.

The material terms of an option granted under the 2018 Plan are stated in the applicable award agreement, including the terms of vesting and exercisability, method of exercise, acceptable forms of consideration for payment of applicable exercise prices and tax withholding and treatment of options following a participant’s termination of service. The Fort Robotics board of directors may specify a reasonable minimum number of shares that may be purchased on any exercise of an option, provided that such minimum number will not prevent a participant from exercising the option for the full number of shares for which it is then exercisable. The 2018 Plan generally provides that if a participant is terminated for any reason other than death, disability or for cause, the participant may exercise vested options within three (3) months after the termination date (or such shorter or longer period as determined by the Fort Robotics board of directors). If a participant is terminated because of death or disability, vested options may be exercised within twelve (12) months after the termination date (or such shorter or longer period as determined by the Fort Robotics board of directors). If a participant is terminated for cause, the participant’s options shall expire on the termination date, or at such later time and on such conditions as are determined by the Fort Robotics board of directors.

Unless otherwise provided in an award agreement, no participant will have any of the rights of a stockholder with respect to any shares until such shares are issued to the participant. After shares are issued to the participant, the participant will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares. No adjustment will be made for a dividend or other right for which the record date is prior to the date the shares are issued, except as provided in the adjustment provisions of the 2018 Plan.

Non-Transferability of Awards. Except as permitted by the Fort Robotics board of directors, awards granted under the 2018 Plan, and any interest therein, will not be transferable or assignable by a participant, other than by will or by the laws of descent and distribution, and, with respect to NQSOs for participants in the U.S., by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to “family member” as that term is defined in Rule 701 of the Securities Act of 1933, as amended, and may not be made subject to execution, attachment or similar process. Unless transferred, during the lifetime of the participant, an award will be exercisable only by the participant or participant’s legal representative.

Certain Adjustments. In the event that Fort Robotics’ common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of Fort Robotics affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2018 Plan, (a) the number and class of shares reserved for issuance under the 2018 Plan, (b) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (c) the purchase prices of and/or number and class of shares subject to other outstanding awards will be proportionately adjusted, subject to any required action by the Fort Robotics board of directors or the stockholders of Fort Robotics and compliance with applicable securities or other laws.

Acquisitions or Other Combinations. In the event that Fort Robotics is subject to an Acquisition or Other Combination (each as defined in the 2018 Plan), outstanding awards acquired under the 2018 Plan shall be subject to the agreement evidencing the Acquisition or Other Combination, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant's consent, shall provide for one or more of the following with respect to all outstanding awards as of the date of such Acquisition or Other Combination: (a) the continuation of such outstanding awards by Fort Robotics (if Fort Robotics is the successor entity); (b) the assumption of outstanding awards by the successor or acquiring entity; (c) the substitution by the successor or acquiring entity of equivalent awards with substantially the same terms for such outstanding award; (d) the full or partial exercisability or vesting and accelerated expiration of outstanding awards; (e) the settlement of the fair market value of such outstanding awards in cash, cash equivalents, or securities of the successor entity, followed by the cancellation of such awards; or (f) the termination in its entirety of any outstanding award, without payment of any consideration, that is not exercised upon or prior to consummation of the transaction within a time specified by the Fort Robotics board of directors. Immediately following an Acquisition or Other Combination, outstanding awards shall terminate and cease to be outstanding, except to the extent such awards have been continued, assumed, or substituted.

Amendment and Termination. The Fort Robotics board of directors may at any time (a) terminate or amend the 2018 Plan in any respect, including without limitation amendment of any form of award agreement or instrument to be executed pursuant to the 2018 Plan and (b) terminate any and all options, stock appreciation rights, or restricted stock units upon dissolution or liquidation of the Company, followed by payment of creditors and the distribution of any remaining funds to Fort Robotics’ stockholders; provided, however, that the Fort Robotics board of directors will not, without the approval of the stockholders of Fort Robotics, amend the 2018 Plan in any manner that requires such stockholder approval pursuant to Section 25102(o) or pursuant to the Code or the regulations promulgated under the Code as such provisions apply to ISO plans. The termination of the 2018 Plan, or any amendment thereof, shall not affect any share previously issued or any award previously granted under the 2018 Plan. Unless earlier terminated, the 2018 Plan will automatically terminate ten (10) years after the date it was adopted by the Fort Robotics board of directors. As discussed above, Fort Robotics will terminate the 2018 Plan prior to the Closing, and no new awards will be granted thereunder following such termination. However, the 2018 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2018 Plan.

Non-Employee Director Compensation

During the year ended December 31, 2025, Fort Robotics did not maintain a formal non-employee director compensation policy, and no cash or equity compensation was paid or granted to non-employee directors for service on the board of directors or its committees. Fort Robotics has used equity awards in the past as a component of independent director compensation, including option grants made in 2024. Fort Robotics expects to adopt a non-employee director compensation policy effective as of the closing of the business combination.

The following table sets forth information regarding the compensation earned by or paid to our non-employee directors during fiscal year ended December 31, 2025. Samuel Reeves, our Chief Executive Officer, was also a member of our board of directors, but did not receive any additional compensation for service as a director.

	Fees Earned or Paid In Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Jorge Heraud(3)	-	-	8,333.32	8,333.32
Kirk Brown	-	-	-	-
Benjamin Wolff(4)	-	-	-	-

(1)	No option awards were granted to our directors during the year ended December 31, 2025.

(2)	The table below sets forth the aggregate number of shares subject to outstanding stock options beneficially owned by each of our directors as of December 31, 2025:

Number of Shares Underlying Outstanding Options as of December 31, 2025
Jorge Heraud(5)	203,792
Kirk Brown(6)	254,750
Benjamin Wolff(4)(6)	120,293

(3)	Jorge Heraud provided certain consulting services to Fort Robotics during fiscal year 2025. All compensation paid to Jorge Heraud during the year ended December 31, 2025 was paid solely in respect of his services as a consultant (not for his service as a director).

(4)	Benjamin Wolff resigned from our board of directors effective October 17, 2025. Benjamin Wolff exercised all outstanding options on January 6, 2026 and currently has no outstanding options.

(5)	The shares subject to this option vest in equal monthly installments of 1/24th of the total shares, measured from May 1, 2024, subject to continuous service with the Company through each such vesting date.

(6)	The shares subject to this option vest in equal monthly installments of 1/36th of the total shares, measured from May 1, 2024, subject to continuous service with the Company through each such vesting date.

Executive Officer and Director Compensation of Combined Company Following the Business Combination

Following the Closing, the Combined Company intends to develop an executive and director compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward individuals who contribute to the long-term success of the Combined Company.

Executive Compensation

The policies of the Combined Company with respect to the compensation of its executive officers and following the business combination will be administered by the Combined Company Board in consultation with its compensation committee. We expect that the compensation policies followed by the Combined Company will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of the Combined Company and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its compensation committee, the Combined Company Board may utilize the services of third parties from time to time in connection with the hiring and determination of compensation awarded to executive employees. The Combined Company is currently negotiating the terms of new employment agreements with the individuals that are expected to become the senior executive officers of the Combined Company.

Director Compensation

We intend to adopt a non-employee director compensation policy, effective as of the Closing, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

Rule 10b5-1 Sales Plans

The directors and executive officers of the Combined Company may adopt written plans, known as Rule 10b5-1 plans (“Rule 10b5-1 Plans”), in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 Plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 Plan in some circumstances and may terminate a plan at any time. The directors and executive officers of the Combined Company also may buy or sell additional shares outside of a Rule 10b5-1 Plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy.

DESCRIPTION OF SECURITIES OF THE COMBINED COMPANY

The following summary of the material terms of the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Newbury Street II’s securities following the Business Combination. The Proposed Charter is described in “The Charter Proposal (Proposal 3),” and the full text of the Proposed Charter and Proposed Bylaws are attached as Annex C and Annex D to this proxy statement/prospectus, respectively.

General

The Current Charter authorizes the issuance of (a) 500,000,000 Newbury Street II Class A Ordinary Shares, (b) 50,000,000 Newbury Street II Class B Ordinary Shares, and (c) 5,000,000 Preference Shares.

Upon completion of the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of the Combined Company will consist of [   ] shares, consisting of (i) [    ] shares of Combined Company Common Stock and (ii) 100,000,000 shares of undesignated preferred stock, each having a par value of $0.0001 per share.

It is anticipated that, immediately after the Closing of the Business Combination, the Combined Company expects to have approximately [   ] shares of Combined Company Common Stock outstanding immediately after the consummation of the Business Combination, assuming no public shareholders exercise their redemption rights in connection with the Business Combination. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Except as otherwise required by the Proposed Charter, the holders of shares of Combined Company Common Stock shall vote together as a single class (or, if any holders of shares of Combined Company Preferred Stock are entitled to vote together with the holders of Combined Company Common Stock, as a single class with such holders of Combined Company Preferred Stock) on all matters submitted to a vote of stockholders of the Combined Company.

Common Stock

Combined Company Common Stock

Voting rights. Each holder of record of Combined Company Common Stock, as such, shall have one vote for each share of Combined Company Common Stock that is outstanding and held by the Combined Company on all matters on which stockholders are entitled to vote generally; provided, however, that, except as otherwise required by law or the Proposed Charter, holders of shares of Combined Company Common Stock will not be entitled to vote on any amendment to the Proposed Charter (including any certificate of designation relating to any series of Combined Company Preferred Stock) that relates solely to the terms of one or more outstanding class or series of Combined Company Preferred Stock if the holders of such affected class or series are entitled, either separately or together as a class with the holders of one or more other such class or series, to vote thereon pursuant to the Proposed Charter. The holders of shares of Combined Company Common Stock do not have cumulative voting rights.

Dividend rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Combined Company Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with Combined Company Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of the Combined Company, dividends and other distributions may be declared and paid ratably on Combined Company Common Stock out of the assets of the Combined Company that are legally available for this purpose at such times and in such amounts as the Combined Company Board, in its discretion, shall determine.

The payment of future dividends on the shares of Combined Company Common Stock will depend on the financial condition of the Combined Company after the completion of the Business Combination, and subject to the discretion of the Combined Company Board. There can be no guarantee that cash dividends will be declared. The ability of the Combined Company to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by the Combined Company or any of its subsidiaries from time to time.

Rights upon liquidation. In the event of dissolution, liquidation or winding up of the Combined Company, after payment or provision for payment of the debts and other liabilities of the Combined Company and subject to the rights, if any, of the holders of any outstanding series of Combined Company Preferred Stock or any class or series of stock having a preference over or the right to participate with Combined Company Common Stock with respect to the distribution of assets of the Combined Company upon such dissolution, liquidation or winding up of the Combined Company, the holders of Combined Company Common Stock shall be entitled to receive the remaining assets of the Combined Company available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights. The holders of Combined Company Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Combined Company Common Stock. The rights, preferences and privileges of holders of Combined Company Common Stock will be subject to those of the holders of any shares of Combined Company Preferred Stock that the Combined Company may issue in the future.

Fort Robotics Lock-Up Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, each Significant Company Holder and each director and officer of Fort Robotics entered into the Lock-Up Agreements with Newbury Street II. Pursuant to the Lock-Up Agreements, the Merger Consideration Shares received by such holders will be subject to transfer restrictions during the period commencing on the Closing Date and ending on the earliest of (A) the one-year anniversary of the Closing Date, (B) the date upon which the last reported sale price of share of Combined Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any consecutive thirty (30) trading-day period commencing at least 150 days after the Closing Date and (C) the date after the Closing upon which Combined Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Combined Company’s stockholders having the right to exchange their equity holdings in Combined Company for cash, securities or other property.

In addition to the Lock-Up Agreements, the holders of Combined Company Common Stock will be subject to the lock-up provisions of the Proposed Bylaws, which are substantially identical to those of the Lock-Up Agreement.

Combined Company Preferred Stock

The Proposed Certificate of Incorporation will authorize the Combined Company Board to establish one or more series of Combined Company Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Combined Company Preferred Stock will be available for issuance without further action by the holders of Combined Company Common Stock.

The Combined Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Combined Company Preferred Stock. The issuance of Combined Company Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Combined Company without further action by the stockholders. Additionally, the issuance of Combined Company Preferred Stock may adversely affect the holders of Combined Company Common Stock by restricting dividends on Combined Company Common Stock, diluting the voting power of Combined Company Common Stock or subordinating the liquidation rights of Combined Company Common Stock. As a result of these or other factors, the issuance of Combined Company Preferred Stock could have an adverse impact on the market price of the Combined Company Common Stock.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter does not provide for cumulative voting in the election of directors. The Combined Company Board is empowered to elect a director to fill a vacancy created by the expansion of the Combined Company Board or the resignation, death, or removal of a director in certain circumstances.

The Proposed Charter provides that the Combined Company Board will be divided into three classes, designated Class I, Class II and Class III, with each class serving staggered three-year terms following the Closing. Subject to the special rights of the holders of any class or series of Combined Company Preferred Stock, no director may be removed except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, and any vacancy or newly created directorship may be filled only by a majority of the directors then in office (or by a sole remaining director) and not by the stockholders.

In addition, subject to the rights of any series of Combined Company Preferred Stock then outstanding, the Proposed Charter prohibits stockholder action by written consent in lieu of a meeting and provides that special meetings of stockholders may be called only by the Chairperson of the Combined Company Board, the Chief Executive Officer, the Lead Independent Director or the Combined Company Board acting pursuant to a resolution adopted by a majority of the whole board, and not by stockholders. Advance notice of stockholder nominations and of business to be brought before a meeting must be given in the manner provided in the Proposed Bylaws. The Proposed Charter also generally requires the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend or repeal, or adopt any provision inconsistent with, the Proposed Charter (other than Section 1.1 of Article IV) or the Proposed Bylaws, subject to a reduced majority vote standard where the applicable amendment has been approved by at least two-thirds (2/3) of the whole board.

Authorized Combined Company Common Stock and Combined Company Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Combined Company Common Stock and Combined Company Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed Bylaws will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, if that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of the Combined Company, (2) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Combined Company to the Combined Company or its stockholders, (3) any action asserting a claim against the Combined Company or any current or former director, officer, stockholder, employee or agent of the Combined Company arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or as to which the DGCL confers jurisdiction on the Chancery Court, (4) any action to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws, (5) any action asserting a claim against the Combined Company governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; and (b) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto.

Although the Combined Company believes this provision benefits the Combined Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against the Combined Company’s directors and officers, although the Combined Company’s stockholders will not be deemed to have waived the Combined Company’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that the Combined Company will indemnify and hold harmless its directors and officers, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that, to the fullest extent permitted by law, neither the Combined Company’s directors nor its officers will be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, and that if the DGCL is hereafter amended to authorize further elimination or limitation of such liability, the liability of the Combined Company’s directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Proposed Bylaws also permit the Combined Company to purchase and maintain insurance, at its expense, to protect itself and any director officer, employee or agent of the Combined Company, or another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, against any expense, liability or loss, whether or not the Combined Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Proposed Bylaws further provide that the Combined Company will advance reasonable expenses incurred by a director or officer in defending any proceeding in advance of its final disposition, upon delivery of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification, and that the rights to indemnification and advancement are contract rights that continue after such person ceases to serve.

These provisions may discourage stockholders from bringing a lawsuit against the Combined Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Combined Company and the Combined Company’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

the Combined Company believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Combined Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Newbury Street II’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of Combined Company Common Stock will be [   ].

Listing of Securities

Newbury Street II Ordinary Shares and Public Warrants are currently listed on the Nasdaq under the symbols “NTWO” and “NTWOW,” respectively. It is currently expected that after the Closing, the shares of Common Stock and Public Warrants of the Combined Company will be listed on the Nasdaq under the symbols “FROB” and “FROB.WS,” respectively.

COMPARISON OF SHAREHOLDER RIGHTS

Companies incorporated in the Cayman Islands are governed by the Companies Act. The Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law is set forth below. If the Business Combination is completed, Fort Robotics Stockholders will become shareholders of the Combined Company, and their rights will be governed by the DGCL assuming the Charter Proposal is approved by the Newbury Street II shareholders at the Newbury Street II Extraordinary General Meeting. The Proposed Charter is attached to this proxy statement/prospectus as Annex C, and the Proposed Bylaws of the Combined Company is attached to this proxy statement/prospectus as Annex D.

The table below summarizes the material differences between the current rights of Newbury Street II shareholders under the Companies Act and the Current Charter, and the rights of the Combined Company shareholders, post-Closing, under the DGCL, the Proposed Charter and Proposed Bylaws of the Combined Company, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Newbury Street II believes that the summary tables cover the material differences between the rights of its shareholders prior to the Business Combination and the rights of its shareholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholders of Newbury Street II before the Business Combination and being a shareholder of the Combined Company after the Business Combination. Newbury Street II has attached as Annex C to this proxy statement/prospectus a copy of the proposed Amended Charter, and attached as Annex D to this proxy statement/prospectus a copy of the form of the Combined Company Proposed Bylaws, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Authorized Capital Stock	The Current Charter authorizes (i) 500,000,000 Newbury Street II Class A Ordinary Shares, (ii) 50,000,000 Newbury Street II Class B Ordinary Shares and (iii) 5,000,000 Preference Shares.	The Proposed Charter authorizes the Combined Company to issue [ ] shares of Common Stock and 100,000,000 shares of Preferred Stock, in each case with a par value of $0.0001 per share.

Increasing or Decreasing Authorized Capital Stock, Including Number of Unissued Shares of a Series of Preferred Stock	Subject to the Companies Act, under the Current Charter (subject to Article 10 (relating to the variation of rights of shares)), the Company may: (i) by Ordinary Resolution, increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine, or (ii) by Ordinary Resolution, cancel any shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or (iii) by Special Resolution, reduce its share capital or any capital redemption reserve fund.	Under Article V of the Proposed Charter, subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of DGCL Section 242(b)(2).

Provisions Specific to a Blank Check Company	Under the Current Charter, Article 50 sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	The Proposed Charter does not include provisions specific to a blank check company.

Number of Directors	The Current Charter provides that the number of directors of Newbury Street II, shall be no less than one person, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the Board of Directors.	Article VI of the Proposed Charter provides that the number of directors constituting the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Composition of the Board of Directors	Under the Current Charter, Article 30.4 sets out the composition of the Board of Directors, dividing the Board into three (3) classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Newbury Street II Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual general meeting of the shareholders of Newbury Street II, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.	Article VI of the Proposed Charter provides that the Board is classified into three classes, designated Class I, Class II and Class III, with staggered three-year terms. The Board is authorized to designate sitting directors to classes. Each director holds office until a successor is duly elected and qualified or until earlier death, resignation, disqualification or removal.

Appointment of Directors	Under the Current Charter, prior to the closing of a business combination, Newbury Street II may by Ordinary Resolution of the holders of the Newbury Street II Class B Ordinary Shares appoint any person to serve as a director. For the avoidance of doubt, prior to the closing of a business combination, holders of Newbury Street II Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	The Proposed Charter does not prescribe who may be appointed to serve as a director beyond qualifications the Board or governing documents may set. Directors need not be stockholders.

Removal of Directors	Under the Current Charter, prior to the closing of a business combination, Newbury Street II may by Ordinary Resolution of the holders of the Newbury Street II Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Newbury Street II Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	Article VI of the Proposed Charter provides that, subject to the rights of holders of any series of Preferred Stock, the Board or any individual director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote at an election of directors.

Board of Directors Vacancies	Under the Current Charter, outside of the passing of a shareholder resolution, vacancies on the board can only be filled by vote of a majority of the remaining members of the Board.	Article VI of the Proposed Charter provides that vacancies and newly created directorships shall be filled exclusively by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director (other than any directors elected by a separate vote of Preferred Stock), and not by stockholders.

Action by Written Consent	The Current Charter provides that a resolution to be passed either as an Ordinary Resolution or a Special Resolution at a general meeting, also includes a unanimous written resolution of the shareholders of the Company.	Article VII of the Proposed Charter provides that stockholder action by written consent is not permitted for common stockholders; provided that, if expressly provided in a Certificate of Designation for a series of Preferred Stock, such Preferred holders may act by written consent to the extent and in the manner set forth therein.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Calling of Special Shareholder Meetings	The Current Charter provides that the directors, the chief executive officer or the chairman of the board of directors of the Company may call general meetings, and that the shareholders shall not have the ability to call general meetings.	Article VII of the Proposed Charter provides that, subject to the special rights of holders of Preferred Stock, special meetings may be called only by or at the direction of the Board of Directors, the Chairperson, the Chief Executive Officer or the President, and not by any other person.

Indemnification	The Current Charter provides that a director or officer of Newbury Street II together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Newbury Street II against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article IX of the Proposed Charter authorizes the Combined Company to provide indemnification and advancement rights.

Waiver of Jury Trial	The Current Charter does not contain a waiver of trial by jury.	The Proposed Charter does not contain a waiver of trial by jury.

Quorum	The Current Charter provides that the holders of one third of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for any meeting of the shareholders.	The Proposed Charter does not expressly address what constitutes a quorum; such matters are addressed in the Proposed Bylaws.

Voting	The Current Charter provides that holders of Newbury Street II Class A Ordinary Shares and holders of Newbury Street II Class B Ordinary Shares will vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article, and the Transfer by Way of Continuation Article). Each Newbury Street II Ordinary Share will have one vote on all such matters. If the share capital of Newbury Street II is divided into different classes, the rights of such a class may not be varied except by a vote of that affected class, which shall not be less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or by consent in writing of the holders of not less than two thirds of the issued shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article, which shall only require the consent in writing of the holders of a majority of the issued Newbury Street II Class B Ordinary Shares).	The Proposed Charter does not expressly address stockholder voting; such matters are addressed in the Proposed Bylaws.

Stockholder Vote for Sales, Leases, Exchanges or Other Dispositions	Under Cayman Islands law, the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Cayman Islands exempted company is at the discretion of the board of directors of the Company (subject to any additional approvals set out in a company’s articles of association or other governance documentation (such as a shareholders’ agreement)). The Current Charter does not include any approvals relating to such disposals.	The Proposed Charter does not expressly address stockholder approval requirements for sales, leases, exchanges or other dispositions of assets; such matters are governed by applicable law.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Limitation of Liability of Directors and Officers	The Current Charter provides that a director or officer of Newbury Street II together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Newbury Street II against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article VIII of the Proposed Charter eliminates personal liability of directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
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Corporate Opportunities	To the fullest extent allowed by law, none of the Sponsor or any individual serving as a director or officer of Newbury Street II shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company. Newbury Street II renounces any expectancy that any of the directors or officers of Newbury Street II will offer any such corporate opportunity of which he or she may become aware to Newbury Street II.	The Proposed Charter does not expressly address corporate opportunities.

Interested Party Transaction Approvals	The Current Charter provides that: (1) a director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director, (2) a director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company, (3) no person shall be disqualified from the office of director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established, with a director being at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.	The Proposed Charter does not expressly address interested party transaction approvals beyond general DGCL duties and conflict-of-interest provisions.
A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interest in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Choice of Forum	The Current Charter provides that unless Newbury Street II consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Current Charter, or otherwise related in any way to each Newbury Street II shareholder’s shareholding in Newbury Street II, including but not limited to (i) any derivative action or proceeding brought on behalf of Newbury Street II, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or other employee of Newbury Street II to Newbury Street II or Newbury Street II’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Current Charter, or (iv) any action asserting a claim against Newbury Street II governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States of America).	Article X of the Proposed Charter provides that, unless the Corporation consents to an alternative forum, the Delaware Court of Chancery (or, if no jurisdiction, the U.S. District Court for the District of Delaware or other Delaware state courts) is the exclusive forum for internal-affairs claims; the federal district courts of the United States are the exclusive forum for Securities Act claims.

Amendment to Charter and Bylaws

The Current Charter requires a:

●     Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Newbury Street II Class B Ordinary Shares is required to approve amendments to the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands);

●     Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Newbury Street II Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Newbury Street II Ordinary Shares then outstanding;

Article VI of the Proposed Charter authorizes the Board to adopt, amend or repeal the bylaws; any stockholder adoption, amendment or repeal of the bylaws requires the affirmative vote of at least two-thirds of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. Article XI of the Proposed Charter provides that specified articles (including Article V, VI, VII, VIII, IX, X and XI) may be amended or repealed, or inconsistent provisions adopted, only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares entitled to vote thereon, voting together as a single class, in addition to any other required vote.

Provision	Newbury Street II Pre-Domestication	Combined Company Post-Merger
Pre-Suit Demand in Derivative Suits	As a general rule, a minority shareholder of a Cayman Islands exempted company cannot bring an action with respect to wrongs done to that company as this will be for the company to pursue. However, in limited circumstances, the Cayman Islands courts will permit a minority shareholder to commence a derivative action in the name of the company. These situations include (a) where there has been a wrong (such as a breach of duty) done to the company and the wrongdoer in question are in control of the company and are preventing it from acting or (b) where the act complained of is illegal or ultra vires and cannot be ratified by its members. A shareholder may have a direct right of action against the company where the individual rights personal to that shareholder have been infringed or are about to be infringed.	The Proposed Charter does not expressly address pre-suit demand or derivative procedures; such matters are governed by Delaware law.

Stock Ownership Requirement for Derivative Suits; Jury Trials	As noted above, as a general rule, an action for a wrong done to the company may not be brought by a minority shareholder of a Cayman Islands exempted company, save in very limited circumstances. However, if those circumstances exist, the person who brings those proceedings must own shares in the company.	The Proposed Charter does not expressly address stock ownership requirements for derivative standing or jury trial waivers; such matters are governed by Delaware law.

Dissent and Appraisal Rights	Under the Companies Act, save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from a merger or consolidation is entitled to payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which they might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. No such dissent rights shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed under the Companies Act for written notice of an election to dissent.	The Proposed Charter does not expressly address dissenters’ or appraisal rights; such rights are governed by the DGCL.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Newbury Street II, as of [ ], 2026 (the “Ownership Date”), prior to the consummation of the Business Combination, and (ii) the Combined Company, as of immediately following the completion of the Business Combination, assuming that no Public Shares are redeemed (“No Redemptions Scenario”), and, alternatively, that [ ] Public Shares are redeemed in connection with the Business Combination (“Maximum Redemptions Scenario”), with respect to:

●	each person known by Newbury Street II to be the beneficial owner of more than 5% of the issued and outstanding Newbury Street II Ordinary Shares or shares of Combined Company Common Stock on the Ownership Date;

●	each current executive officer of Newbury Street II and each member of the Newbury Street II Board, and all such executive officers and directors as a group; and

●	each person who will become an executive officer or director of the Combined Company upon consummation of the transactions, and all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of Newbury Street II Ordinary Shares pre-Business Combination is based on 28,750,000 Ordinary Shares issued and outstanding as of [ ], 2026.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by existing shareholders of Newbury Street II in the Combined Company will be different.

Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Ownership Concentration

The Fort Robotics Stockholders will collectively own a majority of the outstanding Combined Company Common Stock under both the “No Redemption” and “Maximum Redemption” scenarios as further described herein. No single stockholder (including members of Fort Robotics’ management) is expected to individually hold a controlling interest in the Combined Company following the Closing.

For a complete list of beneficial owners of more than 5% of the outstanding Combined Company Common Stock, see “Post-Business Combination Beneficial Ownership Table of the Combined Company” elsewhere in this proxy statement/prospectus.

Pre-Business Combination Beneficial Ownership Table of Newbury Street II

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of the Record Date, based on information obtained from the persons named below, with respect to the beneficial ownership of the Ordinary Shares, by:

●	each person known by Newbury Street II to be the beneficial owner of more than 5% of outstanding the Ordinary Shares;

●	each of Newbury Street II’s executive officers and directors that beneficially owns Willow Lane Ordinary Shares; and

●	all of Newbury Street II’s executive officers and directors as a group.

In the table below, percentage ownership is based on [24,116,375] Ordinary Shares, consisting of (i) [17,998,375] Class A Ordinary Shares and (ii) [6,118,000] Class B Ordinary Shares, issued and outstanding as of the Record Date. On all matters to be voted upon, except for (x) the appointment and removal of directors to the Newbury Street II Board and (y) continuing Newbury Street II in a jurisdiction outside the Cayman Islands, holders of the Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class, unless otherwise required by applicable law. Currently, all of the Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the Private Placement Warrants.

Name and Address of Beneficial Owner(1)	Number of Class A Ordinary Shares	Approximate Percentage of Class A Ordinary Shares	Number of Class B Ordinary Shares(2)	Approximate Percentage of Class B Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Newbury Street II Acquisition Sponsor LLC(3)	484,500	2.69%	6,118,000	100%	27.38%
Thomas Bushey(3)	484,500	2.69%	6,118,000	100%	27.38%
Anthony James Vinciquerra (3)(4)			—
Jennifer Vescio(3)(5)			—
Joshua Gold(3)(5)			—
Theodore Seides(3)(5)		—			—
Jake Gudoian(3)		—			—
All officers, directors and directors as a group (seven persons)	484,500	2.69%	6,118,000	100%	27.38%

5% Shareholders
LMR Parties(6)	1,450,000	8.06%		—	6.01%
Magnetar Parties(7)	1,450,000	8.06%		—	6.01%
Barclays PLC (8)	1,228,875	6.83%		—	5.10%
AQR Parties (9)	1,017,744	5.65%		—	4.22%
Ghisallo Parties(10)	950,000	5.28%		—	3.94%
Wolverine Parties(12)	903,994	5.02%		—	3.75%
Linden Parties(13)	900,000	5.00%		—	3.73%

(1)	Unless otherwise noted, the principal business address of each of the following entities or individuals is c/o Newbury Street II Acquisition Corp, 121 High Street, Floor 3, Boston, Massachusetts 02110.

(2)	Interests shown consist solely of Founder Shares, classified as Class B Ordinary Shares. Such Founder Shares will convert into the shares of Class B Common Stock in connection with the Domestication, which will subsequently convert into the shares of Combined Company Common Stock in connection with the Closing, or into Class A Ordinary Shares at an earlier point earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(3)	The Sponsor is the record holder of 6,118,000 Founder Shares, which shall be subject to forfeiture and transfer upon Closing as described in this proxy statement/prospectus. Investment and voting decisions are made by Thomas Bushey, the managing member of the Sponsor and the Chief Executive Officer of Newbury Street II, who may be deemed to beneficially own the Founder Shares held by the Sponsor. Mr. Bushey disclaims beneficial ownership of the Founder Shares held by the Sponsor other than to the extent of his pecuniary interest. Each of the other officers and directors of Newbury Street II is a member of the Sponsor or has direct or indirect economic interests in the Sponsor, and each of them disclaims any beneficial ownership other than to the extent of his or her pecuniary interest.

(4)	Pursuant to an agreement between William Zachre Wyatt, a former director of Newbury Street II, and Anothny James Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation pursuant to the Donerail Agreement and the Securities Grant Agreement.

(5)	Does not include indirect interest as a member of the Sponsor. Each of Messrs. Gold, Seides and Vinciquerra and Ms. Vescio, each a director of Newbury Street II, have been allocated and will receive 40,000 Founder Shares, upon the Closing, provided that he or she continues to serve in such capacity immediately prior thereto.

(6)	According to a Schedule 13G filed with the SEC on February 14, 2025 by (i) LMR Partners LLP, a United Kingdom limited liability partnership (“LMR”), (ii) LMR Partners Limited, a Hong Kong corporation (“LMR Limited”), (iii) LMR Partners LLC, a Delaware limited liability company (“LMR LLC”), (iv) LMR Partners AG, a Swiss corporation (“LMR AG”), (v) LMR Partners (DIFC) Limited, an United Arab Emirates corporation (“LMR DIFC”), (vi) LMR Partners (Ireland) Limited, a limited company incorporated in Ireland (“LMR Ireland”, collectively with LMR, LMR Limited, LMR LLC, LMR AG and LMR DIFC, the “LMR Investment Managers”), (vii) Ben Levine, a citizen of the United Kingdom (“Mr. Levine”), and (viii) Stefan Renold, a citizen of Switzerland (“Mr. Renold”, collectively with the LMR Investment Managers and Mr. Levine, the “LMR Parties”). The LMR Investment Managers serve as the investment managers to certain funds with respect to the Public Shares held by certain funds. Messrs. Levine and Renold are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by certain funds. The principal business address of each of the LMR Parties is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

(7)	According to a Schedule 13G filed with the SEC on January 29, 2025 by (i) Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), (ii) Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), (iii) Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and (iv) David J. Snyderman, a citizen of the United States (“Mr. Snyderman”, collectively with Magnetar Financial, Magnetar Capital Partners and Supernova Management, the “Magnetar Parties”), in connection with Public Shares held for the following funds (collectively, the “Magnetar Funds”) (a) Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Purpose Alternative Credit Fund Ltd, all Cayman Islands exempted companies and (b) Magnetar Structured Credit Fund, LP, a Delaware limited partnership and Magnetar Alpha Star Fund LLC, Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund - T LLC, all Delaware limited liability companies. Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Public Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman. The principal business address of each of the Magnetar Parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)	According to a Schedule 13G filed with the SEC on May 13, 2025 by Barclays PLC (“Barclays”). The principal business address of Barclays is 1 Churchill Place, London, E14 5HP, United Kingdom.

(9)	According to a Schedule 13G filed with the SEC on May 14, 2025 by (i) AQR Capital Management, LLC, a Delaware limited liability company (“AQR Capital”), (ii) AQR Capital Management Holdings, LLC, a Delaware limited liability company “(AQR Holdings”) and (iii) AQR Arbitrage, LLC a Delaware limited liability company (“ACR Arbitrage”, collectively with AQR Capital and AQR Holdings, the “AQR Parties”). The principal business address of each of the AQR Parties is One Greenwich Plaza, Greenwich, Connecticut 06830.

(10)	According to a Schedule 13G/A filed with the SEC on February 12, 2025 by (i) Ghisallo Capital Management LLC, a Delaware limited liability company (“Ghisallo”) and (ii) Michael Germino, a citizen of the United States (“Mr. Germino”, and together with Ghisallo, the “Ghisallo Parties”). Ghisallo is the investment adviser to certain funds (the “Ghisallo Funds”), with respect to the Public Shares directly held by the Ghisallo Funds; Mr. Germino indirectly controls Ghisallo, with respect to the Public Shares. The principal business address of each of the Ghisallo Parties is 240 Newbury Street, 2nd Floor, Boston, Massachusetts 02116.

(11)	According to a Schedule 13G filed with the SEC on July 21, 2025 by (i) Wolverine Asset Management, LLC, an Illinois limited liability company (“WAM”), (ii) Wolverine Holdings, L.P., an Illinois limited partnership and the sole member and manager of WAM (“Wolverine Holdings”), (iii) Wolverine Trading Partners, Inc., an Illinois corporation and the general partner of Wolverine Holdings (“WTP”), (iv) Robert R. Bellick, a Citizen of the United States (“Mr. Bellick”) and (v) Christopher L. Gust, a citizen of the United States (“Mr. Gust”, and collectively with WAM, Wolverine Holdings, WTP and Mr. Bellick, the “Wolverine Parties”). Mr. Gust and Mr. Bellick may be deemed to control WTP. The principal business address of each of the Wolverine Parties is c/o Wolverine Asset Management, LLC 175 West Jackson Boulevard, Suite 340, Chicago, Illinois 60604.

(12)	According to a Schedule 13G filed with the SEC on November 6, 2024 by (i) Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”), (ii) Linden GP LLC, a Delaware limited liability company (“Linden GP”), (iii) Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”), and (iv) Siu Min (Joe) Wong, a citizen of Hong Kong and the United States (“Mr. Wong” and collectively with Linden Capital, Linden GP and Linden Advisors, the “Linden Parties”) in connection with the Public Shares held for the account of Linden Capital and one or more separately managed accounts (the “Managed Accounts”). Linden GP is the general partner of Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Newbury Street II, as of the Ownership Date prior to the consummation of the Business Combination, and (ii) the Combined Company, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Combined Company Common Stock immediately following completion of the Business Combination are presented assuming two scenarios:

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that 17,625,000 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of [_] million, assuming a redemption price of [_] per share (based on [_] million in contained in the Trust Account as of December 31, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Newbury Street II and Fort Robotics, that, at the Closing, after giving effect to the completion and payment of Redemptions, Newbury Street II shall have gross cash or cash equivalents equaling or exceed $[__] million, plus the aggregate proceeds from all Transaction Financings (including the Initial PIPE Investment, any Additional PIPE Investment and any Additional Transaction Financing), whether received by Newbury Street II or Fort Robotics. The “maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed, taking into account the assumptions described above.

Both scenarios assume that there will be an aggregate of [_] Newbury Street II Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Combined Company Common Stock upon completion of the Business Combination.

Both scenarios also assume that, at the Closing, [_] shares of Combined Company Common Stock will be issued to the Fort Robotics Stockholders in the Merger.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the securityholders listed below has sole voting and investment power with respect to Newbury Street II Ordinary Shares or shares of Combined Company Common Stock owned by such shareholders.

Post-Business Combination Beneficial Ownership Table of the Combined Company

Combined Company, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Combined Company Common Stock immediately following completion of the Business Combination are presented assuming two scenarios:

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that 17,625,000 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[__] million, assuming a redemption price of $[__] per share based on $[__] million contained in the Trust Account as of December 31, 2025, which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Newbury Street II and Fort Robotics, that, at the Closing, after giving effect to the completion and payment of Redemptions, Newbury Street II shall have gross cash or cash equivalents equaling or exceed $[__] million, plus the aggregate proceeds from all Transaction Financings (including the Initial PIPE Investment, any Additional PIPE Investment and any Additional Transaction Financing), whether received by Newbury Street II or Fort Robotics. The “maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed, taking into account the assumptions described above.

Both scenarios assume that there will be an aggregate of [__] Newbury Street II Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Combined Company Common Stock upon completion of the Business Combination.

Both scenarios also assume that, at the Closing, [__] shares of Combined Company Common Stock will be issued to the Fort Robotics Stockholders in the Merger.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the securityholders listed below has sole voting and investment power with respect to Newbury Street II Ordinary Shares or shares of Combined Company Common Stock owned by such shareholders.

		Assuming No Redemptions	Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Newbury Street II Ordinary Shares	Number of Combined Company Common Shares	Number of Combined Company Common Shares

Directors and Officers of Combined Company After Consummation of the Business Combination
Thomas Bushey

Samuel Reeves

Sally Miller

Jennifer Vescio

Vijay Kumar

All officers and directors as a group (5 persons)

Five Percent Holders of Combined Company After Consummation of the Business Combination

*	Less than one percent.
(1)	[ ].
(2)	[ ].
(3)	[ ].

MANAGEMENT AFTER THE BUSINESS COMBINATION

Unless the context otherwise requires, references in this subsection to “we,” “us” or “our” refer to the business of Fort Robotics prior to the consummation of the business combination, which will be the business of the Combined Company and its subsidiaries following the business combination.

Executive Officers and Directors After the Business Combination

The following sets forth certain information, as of [__], 2026, concerning the persons who are expected to serve as directors and executive officers of the Combined Company following the consummation of the business combination and assuming the election of the director nominees at the extraordinary general meeting as set forth in “The Director Election Proposal (Proposal 13).”

Upon the consummation of the business combination, the business and affairs of the Combined Company will be managed by or under the direction of the Combined Company Board. The directors and executive officers of the Combined Company upon the Closing are expected to include the following:

Name	Age	Position
Executive Officers
Samuel Reeves	43	Chief Executive Officer and Director
Nathan Bivans	48	Chief Technology Officer
Sarah Keim	46	Chief People Officer
Non-Employee Director and Director Nominees
Thomas Bushey	46	Director
Sally Miller	60	Director
Jennifer Vescio	55	Director
Vijay Kumar	64	Director

Executive Officers

Samuel Reeves. Mr. Reeves has served as our Founder and Chief Executive Officer since January 2019. Prior to founding Fort Robotics, Mr. Reeves served as Co-Founder and Chief Executive Officer of Humanistic Robotics, Inc., a company that built mine and IED clearance tools along with robotic control systems, from February 2004 to December 2018. Mr. Reeves was previously also a Senior Advisor to the Wharton Small Business Development Center from May 2005 to January 2012. Mr. Reeves holds a Bachelor of Science in Economics, with concentrations in Finance and Management, from the Wharton School of the University of Pennsylvania.

Nathan Bivans. Mr. Bivans has served as our Chief Technology Officer since December 2018. Prior to Fort Robotics, Mr. Bivans served as Chief Technology Officer of Humanistic Robotics, Inc., a company that built mine and IED clearance tools along with robotic control systems, from July 2017 to December 2018. Prior to Humanistic Robotics, Mr. Bivans held various roles at Motorola, Lutron Electronics and Apple Computer. Mr. Bivans holds a Bachelor of Engineering and a Master of Engineering, with concentrations in Electrical Engineering, from Rensselaer Polytechnic Institute.

Sarah Keim. Ms. Keim has served as Chief People Officer since January 2026. Ms. Keim previously served as our VP, Operations, from January 2024 to January 2026. Ms. Keim previously served as our VP, People & Culture, from April 2021 to January 2024. Prior to Fort Robotics, Ms. Keim served as Director, HR Business Partner, in Engineering, Global Sales, Marketing and Business Development at OSIsoft, an industrial data management platform company, from November 2012 to April 2021. Ms. Keim holds a Bachelor of Arts in Political Science from Saint Joseph’s University.

Non-Employee Directors

Thomas Bushey. After the Closing, Mr. Bushey will serve as a member of the Combined Company Board. Mr. Bushey brings a wealth of experience from his two-decades long career as a successful investor, board member and capital allocator. He is the founder and has served as managing partner and CEO of Sunderland Capital Partners L.P. (“Sunderland Capital”) since 2015. Sunderland Capital is an operationally focused, long-term oriented investment firm with a focus on emerging technologies and the consumer Internet. Since November 2020, Mr. Bushey also has served as Chief Executive Officer, President and a director of Newbury Street II Acquisition Corporation, a SPAC. Prior to founding Sunderland Capital, he was a portfolio manager at Blackrock. Prior to Blackrock, Mr. Bushey was a senior analyst for Mayo Capital Partners and Millennium Partners. Mr. Bushey began his career as an analyst for Credit Suisse First Boston (“CSFB”) and later moved to HCI Equity Partners (Thayer Capital). At CSFB from 2002 to 2005, he executed and analyzed mergers, acquisitions, leveraged buyouts, divestitures, takeover defenses, restructurings and debt and equity financing for corporate clients and financial sponsors. From 2020 to October 2023, Mr. Bushey served on the board of Ondas Holdings Inc. (Nasdaq: ONDS), a developer of private licensed wireless data networks for mission-critical industrial markets. Mr. Bushey has a BS in Economics from the Wharton School of the University of Pennsylvania. Mr. Bushey is qualified to serve on the Combined Company Board due to his significant investment banking and management experience.

Sally Miller. After the Closing, Ms. Miller will serve as a member of the Combined Company Board. Ms. Miller has served as the Global Chief Information Officer of DHL Supply Chain since July 2024. Prior to this role, Ms. Miller served as Chief Information Officer North America and Global Digital Transformation Officer from November 2022 to June 2024 and as Chief Information Officer North America from April 2014 to November 2022 at DHL Supply Chain. Ms. Miller previously served as an advisor to the board of directors of ReverseLogix from March 2022 to January 2024. Ms. Miller holds a Bachelor of Science in Decision Sciences from Indiana University Bloomington and an MBA from the University of Notre Dame – Mendoza. Our board of directors believes that Ms. Miller’s extensive supply chain, logistics, and robotics experience provides her with the qualifications and skills to serve on the Combined Company Board.

Jennifer Vescio. After the Closing, Ms. Vescio will serve as a member of the Combined Company Board. Ms. Vescio formerly served as the Chief Business Officer and global head of business development for Uber Technologies Inc. from 2019 to 2023, where she was responsible for launching new strategic initiatives, closing partnership deals and managing partner operations. Ms. Vescio is a principal of Awestruck Ventures, a venture and strategy consulting firm she co-founded in 2015, where she currently serves as an advisor, investor, strategy and management consultant to tech, entertainment, sports and digital media firms, as well as an executive coach to CEOs and their teams. Since February 2021, she has served as a member of the Board of Directors of Newbury Street II Acquisition Corporation, a SPAC. From 2015 to 2020, Ms. Vescio served as a member of the board of directors of the PGA Tour, the organizer of the main professional golf tours played by men in the United States and North America. From 2017 to 2018, Ms. Vescio served as senior vice president, global head of corporate development and partnerships for Verizon Media where she focused on strategic growth, new business development, partnerships, and investments. From 2013 to 2016, she served as the head of global strategy and business development at eBay (NASDAQ: EBAY). While at eBay, she managed over $600 million in GMV (Global Merchandise Volume) through its partner network, which included partnerships with Samsung, HP, Yahoo!, Facebook, Pinterest, Twitter, and Telefonica. She also launched new strategic initiatives and incubated new businesses such as eBay Now, an on-demand local ordering and delivery platform which launched in San Francisco and New York. From 2010 to 2013, Ms. Vescio was the vice president of global business development at ESPN. In 2009, CBS hired Ms. Vescio to lead its strategy & business development efforts until 2011. During her time at CBS, Ms. Vescio led its digital content distribution strategy and signed partnerships with YouTube, DailyMotion, eBay, Hulu and Yahoo!. Ms. Vescio earned her Bachelor of Science degree in Psychology/Biology from Allegheny College and her MBA from the UCLA Anderson School of Management. She also holds her ICF and NCF certifications for executive coaching. Ms. Vescio is qualified to serve on the Combined Company Board due to her experience as an executive in technology, entertainment, sports or digital media, as well as her significant experience on business, development and management.

Vijay Kumar. After the Closing, Dr. Kumar will serve as a member of the Combined Company Board. Dr. Kumar has served as the Dean of Engineering of the University of Pennsylvania since July 2015. Dr. Kumar has served on the board of Vertiq (vertiq.co) since April 2020. Dr. Kumar co-founded Exyn Technologies (Nasdaw: EXYN) in December 2014. Dr. Kumar is a Fellow of the American Society of Mechanical Engineers and the Institute of Electrical and Electronics Engineers. Dr. Kumar holds a Bachelor of Technology in Engineering from the Indian Institute of Technology, Kanpur and a Ph.D. in Mechanical Engineering from The Ohio State University. Our board of directors believes that Dr. Kumar’s extensive robotics and engineering experience provides him with the qualifications and skills to serve on the Combined Company Board.

Family Relationships and Other Arrangements

There are no family relationships among the Combined Company’s directors, director nominees and executive officers.

Board Composition

The Combined Company’s business and affairs will be organized under the direction of the Combined Company Board. We anticipate that the Combined Company Board will consist of [      ] members upon the Closing, with [      ] serving as chairman. The primary responsibilities of the Combined Company Board will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. The Combined Company Board will meet on a regular basis and on an ad hoc basis as required.

In accordance with the terms of Proposed Certificate of Incorporation and the Proposed Bylaws, each of which will become effective upon the consummation of the business combination, the Combined Company will divide the board of directors into three classes, as follows:

●	Class I, which will consist of [ ] and [ ], whose terms will expire at the Combined Company’s annual meeting of stockholders to be held in 2027;

●	Class II, which will consist of [ ] and [ ], whose terms will expire at the Combined Company’s annual meeting of stockholders to be held in 2028; and

●	Class III, which will consist of [ ] and [ ], whose terms will expire at the Combined Company’s annual meeting of stockholders to be held in 2029.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The Combined Company’s Proposed Bylaws will provide that the authorized number of directors may be changed only by resolution of a majority of the Combined Company Board. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Combined Company Board may have the effect of delaying or preventing changes in the Combined Company’s control or management. The Combined Company’s directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of the Combined Company’s voting stock.

Director Independence

Upon the consummation of the business combination, the Combined Company Board is expected to determine that each of the directors on the Combined Company Board other than Mr. Reeves, following the consummation of the business combination, will be “independent directors,” and the Combined Company Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements.

Board Leadership Structure

The Combined Company Board will be chaired by [ ], who will have the authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the chair will have substantial ability to shape the work of the Combined Company Board. We believe that separation of the positions of chair and chief executive officer reinforces the independence of the board of directors in its oversight of the Combined Company’s business and affairs. In addition, we intend to have a separate chair for each committee of the Combined Company Board. The chair of each committee is expected to report annually to the Combined Company Board on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of the Combined Company Board, which we will establish upon the consummation of the business combination, will be primarily responsible for overseeing the Combined Company’s risk management processes on behalf of the Combined Company Board. Going forward, we expect that the Combined Company’s audit committee will receive reports from management periodically regarding the Combined Company’s assessment of risks. In addition, the Combined Company’s audit committee will report regularly to the Combined Company Board, which also considers the Combined Company’s risk profile. The Combined Company’s audit committee and the Combined Company Board will focus on the most significant risks we face and the Combined Company’s general risk management strategies. While the Combined Company Board oversees the Combined Company’s risk management, management is responsible for day-to-day risk management processes. The Combined Company Board expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Combined Company’s audit committee and the Combined Company Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that the Combined Company Board’s leadership structure, which also emphasizes the independence of the Combined Company Board in its oversight of its business and affairs, supports this approach.

Board Committees

The Combined Company Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Combined Company Board may establish other committees to facilitate the management of the Combined Company’s business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the Combined Company Board. Each committee will operate under a written charter, to be effective upon the consummation of the business combination, that satisfies the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and Nasdaq.

Audit Committee

Upon the consummation of the business combination, the Combined Company’s audit committee will consist of [ ], [ ], and [ ]. The Combined Company Board is expected to determine that each of the members of the Combined Company’s audit committee satisfies Nasdaq and SEC independence requirements. [ ] will serve as the chair of the Combined Company’s audit committee. The functions of this committee will include, among other things:

●	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

●	ensuring the independence of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

●	considering the adequacy of our internal financial controls and internal audit function;

●	conferring with management about significant risks, our policies for risk assessment and risk management, and the steps management has taken to control these risks;

●	reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

●	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Combined Company Board is expected to determine that [ ] qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. In making this determination, the Combined Company’s board will consider prior experience, business acumen and independence. Both the Combined Company’s independent registered public accounting firm and management will periodically meet privately with the Combined Company’s audit committee.

We believe that the composition and functioning of the Combined Company’s audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the consummation of the business combination, the Combined Company’s compensation committee will consist of [●], [ ], and [ ]. [ ] will serve as the chair of the Combined Company’s compensation committee. The Combined Company Board is expected to determine that each of the members of the Combined Company’s compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies Nasdaq independence requirements. The functions of this committee will include, among other things:

●	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

●	reviewing and recommending to our board of directors to approve the compensation of our non-employee directors;

●	reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;

●	administering our stock and equity incentive plans;

●	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

●	establishing our overall compensation philosophy.

We believe that the composition and functioning of the Combined Company’s compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the consummation of the business combination, the Combined Company’s nominating and corporate governance committee will consist of [ ], [ ], and [ ]. [ ] will serve as the chair of the Combined Company’s nominating and corporate governance committee. The Combined Company Board is expected to determine that each of the members of this committee satisfies Nasdaq independence requirements. The functions of this committee will include, among other things:

●	identifying and recommending candidates for membership on our board of directors;

●	recommending directors to serve on board committees;

●	reviewing and recommending to our board of directors any changes to our corporate governance guidelines;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	overseeing the process of evaluating the performance of our board of directors; and

●	advising our board of directors on corporate governance matters.

We believe that the composition and functioning of the Combined Company’s nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the Combined Company’s current or former executive officers will serve as a member of the Combined Company’s compensation committee. None of the Combined Company’s officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Combined Company Board or the Combined Company’s compensation committee. For a description of transactions between us and members of the Combined Company’s compensation committee and affiliates of such members, see the section entitled “Certain Relationships and Related Person Transactions.”

Code of Business Conduct and Ethics

Upon the consummation of the business combination, we intend to adopt a written code of business conduct and ethics that applies to the Combined Company’s directors, officers and employees, including the Combined Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Upon the consummation of the business combination, a current copy of the code will be available on the Corporate Governance section of the Combined Company’s website, https://www.fortrobotics.com.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Certificate of Incorporation, which will be effective upon consummation of the business combination, eliminates the Combined Company’s directors’ and officers’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director or officer derives an improper personal benefit;

●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	with respect to directors, for any unlawful payment of dividends or redemption of shares;

●	for any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders; or

●	with respect to officers, any action by or in right of the corporation.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Combined Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Certificate of Incorporation requires the Combined Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. The Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Certificate of Incorporation and the Proposed Bylaws prohibit any retroactive changes that would adversely affect such rights or protections.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.

We believe these provisions in the Proposed Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION

The Company’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Company’s Stockholders generally. These interests include, among other things, the interests listed below:

●	Three of the directors of the Combined Company will be designated by Fort Robotics, and Fort Robotics’ Chief Executive Officer, Chief Technology Officer and Chief Financial Officer will continue in those offices at the Combined Company following the Closing. Each member of the post-Closing board will be provided a customary director indemnification agreement at or prior to the Closing. See “The Business Combination Proposal (Proposal 1) — The Merger Agreement” and “Management After the Business Combination.”

●	Upon the completion of the Business Combination, the following persons are expected to be appointed executive officers of the Combined Company: Messrs. Reeves and Bivans and Ms. Keim. For a description of these arrangements see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

●	Fort Robotics’ directors and officers will continue to be entitled to exculpation, indemnification and advancement of expenses following the Closing, and the Merger Agreement permits the purchase of a six-year “tail” directors’ and officers’ liability insurance policy for their benefit covering events occurring prior to the Closing.

●	Certain of Fort Robotics’ directors and officers are holders of, and/or are affiliated with entities that are holders of, Fort Robotics equity interests and in such capacity will be entitled to receive the shares of the Combined Company’s common stock payable to holders of such equity interests pursuant to the terms of the Merger Agreement. In addition, Company Options held by Fort Robotics’ directors and officers, whether vested or unvested, will be assumed by Newbury Street II and converted into options to purchase shares of the Combined Company’s common stock. See “Certain Relationships and Related Person Transactions” and “Beneficial Ownership of Securities.”

●	Certain Fort Robotics stockholders who are expected to be affiliates of the Combined Company following the Closing will enter into the Registration Rights Agreement, which entitles them to have the resale of their shares registered and to demand and piggyback registration rights not available to Newbury Street II’s public shareholders.

Post-Closing Director Compensation

As described above, in connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and the “Company” refer to Newbury Street II.

Newbury Street II

On June 20, 2024, our Sponsor paid $25,000 to cover certain of our offering and formation costs in exchange for the issuance of 5,750,000 Founder Shares, or approximately $0.004 per share. On July 12, 2024, we issued an additional 368,000 Founder Shares to our Sponsor in a share capitalization resulting in our Sponsor holding a total of 6,118,000 Founder Shares. Up to 798,000 Founder Shares were subject to forfeiture depending on the extent to which the Over-Allotment Option was exercised. The Over-Allotment Option was exercised in full and such Founder Shares are no longer subject to forfeiture.

Our Sponsor purchased an aggregate of 484,500 Private Placement Units following the full exercise of the over-allotment option at a purchase price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,845,000 in the Private Placement that occurred simultaneously with the closing of the initial public offering and pursuant to the Private Placement Units Purchase Agreement. The Private Placement Units (and underlying shares) are identical to the Public Units (and underlying shares), except as otherwise described in the Report.

If any of our directors or officers becomes aware of a Business Combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such Business Combination opportunity to such entity prior to presenting such Business Combination opportunity to us. Our directors and officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Members of our management team and our Board of Directors directly or indirectly own Founder Shares and/or Private Placement Units and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial Business Combination.

We have entered into an Administrative Support Agreement with an affiliate of our Sponsor, pursuant to which we pay a total of $10,000 per month to such affiliate for certain office space, administrative and support services. Upon completion of our initial Business Combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial Business Combination takes 24 months, an affiliate of our Sponsor will be paid a total of $240,000 ($10,000 per month) for certain office space, administrative and support services and also is entitled to be reimbursed for any out-of-pocket expenses. As of December 31, 2025 and 2024, we incurred $120,000 and $20,000, respectively, in fees for these services. These amounts are paid and included in the general and administrative costs on the statements of operations of the financial statements included elsewhere this Report.

Our Sponsor, directors and officers, or any of their respective affiliates, are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our Audit Committee reviews on a quarterly basis all payments that were made to our Sponsor, directors, officers or any of their respective affiliates and determine which expenses and the amount of expenses that are reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

On June 4, 2024, our Sponsor agreed to loan us an aggregate of up to $300,000 under the IPO Promissory Note to cover expenses related to the Initial Public Offering. Such loans and advances were non-interest bearing and payable on the earlier of June 30, 2025 or the completion of our Initial Public Offering. The loan of $213,706 was fully repaid upon the consummation of our Initial Public Offering on November 4, 2024. No additional borrowing is available under the IPO Promissory Note.

On November 4, 2024, we repaid $25,000 to the Sponsor in excess of the IPO Promissory Note. On September 26, 2025, we paid tax and accounting expenses on behalf of the Sponsor of $7,590. As of December 31, 2025 and 2024, $32,590 and $25,000, respectively, were due to be repaid to us by the Sponsor.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us Working Capital Loans, as may be required. If we complete a Business Combination, we will repay such Working Capital Loans. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-Business Combination entity at a price of $10.00 per unit. The units (and underlying securities) would be identical to the Private Placement Units (and underlying securities). Other than as set forth above, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans. As of December 31, 2025 and 2024, we did not have any borrowings under any Working Capital Loans. We do not expect to seek loans from parties other than Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

After our initial Business Combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial Business Combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

Pursuant to the IPO Registration Rights Agreement, the holders of (i) the Founder Shares, (ii) the Representative Shares, (iii) the Private Placement Units and (iv) any private placement-equivalent units issued in connection with the Working Capital Loans, if any (and in each case holders of their underlying securities, as applicable) are entitled to registration rights pursuant to the IPO Registration Rights Agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Ordinary Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. BTIG may only make a demand on one occasion and only during the five-year period beginning on the effective date of the IPO Registration Statement. We will bear the expenses incurred in connection with the filing of any such registration statements. The Private Placement Warrants may not be exercised more than five years from the date the sales for the Initial Public Offering commenced in compliance with Rule 5110(g)(8)(A).

Our Sponsor, directors and officers have entered into the Insider Letter with us, pursuant to which, they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial Business Combination within the Combination Period. However, if they acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial Business Combination within the Combination Period.

Additionally, pursuant to the Insider Letter, our Sponsor, directors and officers will not propose any amendment to our Current Charter (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial Business Combination or to redeem 100% of our Public Shares if we do not complete our initial Business Combination within the Combination Period or (ii) with respect to any other material provisions relating to the rights of holders of our Class A Ordinary Shares or pre-initial Business Combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

Donerail Consulting Agreement and Securities Grant Agreement

On September 29, 2026, Newbury Street II entered into the Donerail Agreement with Donerail, an affiliate of William Zachre Wyatt, a then director, pursuant to which Donerail agreed to provide transaction advisory services to Newbury Street II in connection with the proposed Business Combination in consideration for the Donerail Cash Fee and reimbursement of reasonable expenses, including legal expenses, of Donerail for up to $75,000 by Newbury Street II (or its successor) upon the Closing. The Donerail Agreement may be terminated at any time by either party for convenience by 15 days’ written notice to the other party or for cause by 10 days’ written notice. In the event of any termination of the Donerail Agreement by Donerail for cause or by Newbury Street II for convenience, Donerail shall be entitled to the applicable fee if Newbury Street II consummates the Business Combination on or prior to the date that is 12 months following such termination. In the event of any termination of the Donerail Agreement by Newbury Street II for cause or by Donerail for convenience, Donerail shall not be entitled to any fees under the Donerail Agreement. The Donerail Agreement contains customary provisions including indemnification, governing law and jurisdiction.

Contemporaneously with the execution of the Donerail Agreement, as inducement for Donerail to enter into the Donerail Agreement, Newbury Street II, the Sponsor and Donerail entered into the Securities Grant Agreement, pursuant to which the Sponsor agreed to grant such membership interests in the Sponsor corresponding to approximately 599,166 Founder Shares to Donerail or its designees upon the Closing (an equal amount of membership interests of the Sponsor shall be forfeited by Thomas Bushey, the managing member of the Sponsor).

Pursuant to an agreement between Messrs. Wyatt and Vinciquerra, Mr. Vinciquerra is entitled to receive 50% of the net economic interests with respect to the Donerail Cash Fee and the Donerail Equity Compensation. In connection with the Donerail Agreement and the Securities Grant Agreement, Mr. Wyatt resigned as a director of Newbury Street II effective as of September 29, 2026 and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

Initial PIPE Subscription Agreements

In connection with the Initial PIPE Investment, TDG CP LLC, an affiliate of William Zachre Wyatt, a then director of Newbury Street II, and AJV Trust, an affiliate of Anthony James Vinciquerra, a director of Newbury Street II, entered into Initial PIPE Subscription Agreements with Newbury Street II, pursuant to which each agreed to purchase shares of Newbury Street II common stock. Specifically, TDG CP LLC and AJV Trust, each agreed to purchase such securities for an aggregate purchase price of $5,000,000 and $1,000,000, respectively, and TDG CP LLC subsequently assigned its Initial PIPE Subscription Agreement to a third party entity.The terms of such subscriptions are equivalent to the terms of the Subscription Agreements entered into by investors in the Initial PIPE Investment transaction that are not Newbury Street II PIPE Investors. See “Other Related Events in Connection with the Business Combination - Initial PIPE Investment” for more information.

Fort Robotics

References in this subsection to “Fort Robotics,” “the Company,” “we,” “us” or “our” refer to Fort Robotics, Inc. prior to the consummation of the business combination.

Fort Robotics’ Related Person Transactions

In addition to the compensation arrangements discussed in the sections entitled “Board of Directors and Management After the Business Combination” and “Executive and Director Compensation,” the registration rights described in the section entitled “Description of Securities - Registration Rights” and the Fort Robotics Voting and Support Agreements described in the section entitled “The Business Combination Proposal (Proposal 1)—Related Agreements—Voting Agreements,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

●	Fort Robotics has been or is to be a participant;

●	the amount involved exceeded or exceeds $120,000; and

●	any of Fort Robotics’ directors, executive officers or holders of more than 5% of its capital stock prior to the business combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Financings

Series B-1 Financing

In multiple closings from January 2024 through February 2024, Fort Robotics issued and sold to investors in a private offering an aggregate of 12,090,196 shares of Fort Robotics Series B-1 preferred stock at a purchase price of $0.5147 per share, for aggregate consideration of approximately $6,222,824. In connection with the initial closing of the Series B-1 financing, all of Fort Robotics’ shares of Series Seed preferred stock, Series Seed 2 preferred stock and Series B preferred stock converted into shares of Common Stock. Certain of the investors, subject to satisfying certain requirements to purchase shares of Series B-1 preferred stock, then exchanged Common Stock for shares of Series Seed Senior Prime preferred stock, Series Seed 2 Senior Prime preferred stock, Series B Senior Prime preferred stock, Series Seed Junior Prime preferred stock, Series Seed 2 Junior Prime preferred stock, and Series B Junior Prime preferred stock for no additional consideration.

The following table sets forth the aggregate number of shares of Fort Robotics Series B-1 preferred stock, Series B Senior Prime preferred stock, and Series Seed 2 Junior Prime preferred stock acquired by related persons in the financing transaction described above.

Investor(1)	Shares of Fort Robotics Series B-1 Preferred Stock	Aggregate Purchase Price	Shares of Fort Robotics Series B Senior Prime Preferred Stock	Shares of Fort Robotics Series Seed 2 Junior Prime Preferred Stock
Tiger Global PIP 15-75 LLC(2)	7,771,518	$4,000,000.32	4,866,669	-
Entities affiliated with Prime Movers Lab(3)	1,275,010	$656,247.66	-	2,695,505

(1)	For additional details regarding these stockholders and their equity holdings, see “Beneficial Ownership of Securities.”

(2)	Tiger Global PIP 15-75 LLC beneficially owns more than 5% of the outstanding capital stock of Fort Robotics and, pursuant to that certain Amended and Restated Voting Agreement, dated as of June 27, 2025, by and among the Company and the Stockholders (as defined therein) (the “Voting Agreement”), has the right to designate three directors to Fort Robotics’ board of directors, but has not designated any directors to such board seats. The Voting Agreement will terminate upon the consummation of the business combination.

(3)	Consists of 1,269,782 shares of Fort Robotics Series B-1 preferred stock purchased by Prime Movers Lab Fund III LP, 5,228 shares of Fort Robotics Series B-1 preferred stock purchased by Prime Movers Lab Fund III-A LP, 2,675,019 shares of Series Seed 2 Junior Prime preferred stock issued to Prime Movers Lab Fund II LP following the conversion of Common Stock, and 20,486 shares of Series Seed 2 Junior Prime preferred stock issued to Prime Movers Lab Fund II-A LP following the conversion of Common Stock. Suzanne Fletcher, a prior member of Fort Robotics’ board of directors, is a director, officer or partner of, or has a financial interest in, the aforementioned entities. Prime Movers Lab beneficially owns more than 5% of the outstanding capital stock of Fort Robotics.

2024 SAFE Financing

In December 2024, Fort Robotics issued and sold to Tiger Global PIP 15-75 LLC, a beneficial owner of more than 5% of the outstanding capital stock of Fort Robotics, in a private offering a Simple Agreement for Future Equity for an aggregate principal amount of $4,500,000 (the “Tiger Global 2024 SAFE”).

Series B-2 Financing

In multiple closings from June 2025 through July 2025, Fort Robotics issued and sold to investors in a private offering an aggregate of 8,349,630 shares of Fort Robotics Series B-2 preferred stock at a purchase price of $0.9814 per share, for aggregate consideration of approximately $8,194,326.92. In connection with the initial closing of the Series B-2 financing, the Tiger Global 2024 SAFE converted into 4,585,286 shares of Fort Robotics Series B-2 preferred stock at a conversion price of $0.9814 per share.

The following table sets forth the aggregate number of shares of Fort Robotics Series B-2 preferred stock acquired by related persons in the financing transaction described above.

Investor(1)	Shares of Fort Robotics Series B-2 Preferred Stock	Aggregate Purchase Price	Aggregate Principal of SAFEs Converted into Series B-2 Preferred Stock
Tiger Global PIP 15-75 LLC(2)	4,585,286	$-	$4,500,000.00
NV Fort Robotics Series B2, a Series of CGF2021 LLC(3)	6,302,730	$6,185,499.23	$-

(1)	For additional details regarding these stockholders and their equity holdings, see “Beneficial Ownership of Securities.”

(2)	Tiger Global PIP 15-75 LLC beneficially owns more than 5% of the outstanding capital stock of Fort Robotics and, pursuant to Voting Agreement, has the right to designate three directors to Fort Robotics’ board of directors, but has not designated any directors to such board seats. The Voting Agreement will terminate upon the consummation of the business combination.

(3)	NV Fort Robotics Series B2, a Series of CGF2021 LLC beneficially owns more than 5% of the outstanding capital stock of Fort Robotics.

2026 SAFE Financing

In April 2026, Fort Robotics issued and sold to Tiger Global PIP 15-75 LLC, a beneficial owner of more than 5% of the outstanding capital stock of Fort Robotics, in a private offering a Simple Agreement for Future Equity for an aggregate principal amount of $3,000,000 (the “Tiger Global 2026 SAFE”). The Tiger Global 2026 SAFE remains outstanding and has not been converted into shares of the Company’s preferred stock.

Investors’ Rights Agreement

In connection with Fort Robotics’ Series B-2 preferred stock financing, Fort Robotics entered into that certain Amended and Restated Investors’ Rights Agreement, dated as of June 27, 2025 (the “IRA”), with certain holders of its preferred stock, including entities who have the right to appoint directors to Fort Robotics’ board of directors and who hold more than 5% of Fort Robotics’ outstanding common stock. Under the IRA, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act. We expect that the registration rights provisions included in the IRA will terminate as a result of the Merger.

Voting Agreements

In connection with the Business Combination, Fort Robotics and Newbury Street II have entered into voting agreements with the Sponsor and certain significant Fort Robotics stockholders. For more information, please see “The Business Combination Proposal — The Merger Agreement — Voting Agreements” and “The Business Combination Proposal — The Merger Agreement — Insider Letter Amendment” of this proxy statement/prospectus.

Indemnification Agreements

In connection with the Closing, the Combined Company intends to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require the Combined Company, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service to the fullest extent permitted by law. These indemnification agreements will also require the Combined Company to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding to the fullest extent permitted by law. The Proposed Bylaws will also empower the Combined Company to purchase insurance on behalf of any person whom the Combined Company is required or permitted to indemnify. For additional information related to the Combined Company’s indemnification obligations in respect of its directors and officers, see the section entitled “Board of Directors and Management After the Business Combination - Limitations on Liability and Indemnification of Officers and Directors.” We believe that the indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws, liability insurance and any indemnification agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Policies for Approval of Related Person Transactions

The Combined Company will adopt a formal written policy that will be effective upon the Closing providing that the Combined Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Combined Company without the approval of the Combined Company’s nominating and corporate governance committee, subject to certain exceptions.

APPRAISAL RIGHTS

Newbury Street II shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for Newbury Street II by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements of Newbury Street II Acquisition Corp as of December 31, 2025 and 2024, and for the period from June 18, 2024 (inception) through December 31, 2024 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report (which includes an explanatory paragraph regarding Newbury Street II Acquisition Corp’s ability to continue as a going concern), thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CohnReznick LLP, independent registered public accounting firm, has audited the financial statements of Fort Robotics, Inc. as of December 31, 2025 and 2024, and for the years then ended, as set forth in their report included herein. The financial statements of Fort Robotics, Inc. are included in this proxy statement/prospectus and elsewhere in the registration statement in reliance on CohnReznick LLP's report, given on their authority as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Newbury Street II’s securities is Continental.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Newbury Street II and servicers that it employs to deliver communications to Newbury Street II shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Newbury Street II will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that Newbury Street II deliver single copies of Newbury Street II’s proxy statement in the future. Shareholders may notify Newbury Street II of their requests by calling or writing Newbury Street II at its principal executive offices at c/o Newbury Street II Acquisition Corp, 121 High Street, Floor 3, Boston, Massachusetts, 02110, (617) 334-2805. Following the Business Combination, communications should be sent to Fort Robotics at 1608 Walnut St., 12th Floor, Philadelphia, Pennsylvania 19103.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Newbury Street II Board is aware of no other matter that may be brought before the Newbury Street II Extraordinary General Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in the Combined Company’s proxy statement and form of proxy for submission to the shareholders at the Combined Company’s 2026 annual meeting of shareholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2026 annual meeting would be the Combined Company’s first annual meeting of shareholders, such proposals must be received by the Combined Company a reasonable time before it begins to print and mail the 2026 annual meeting proxy materials in order to be considered for inclusion in such proxy materials for the 2026 annual meeting.

In addition, if the Business Combination is consummated, the Proposed Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a shareholder’s notice must be delivered to the Combined Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Combined Company’s Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Newbury Street II Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Thomas Bushey, Chief Executive Officer, c/o Newbury Street II Acquisition Corp, 121 High Street, Floor 3, Boston, Massachusetts, 02110, (617) 334-2805. Following the Business Combination, such communications should be sent to 1608 Walnut St., 12th Floor, Philadelphia, Pennsylvania 19103. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

The Combined Company has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Newbury Street II Extraordinary General Meeting, you should contact Newbury Street II by telephone or in writing at the following address and telephone number:

Thomas Bushey

c/o Newbury Street II Acquisition Corp

121 High Street, Floor 3,

Boston, Massachusetts, 02110

(617) 334-2805

You may also obtain these documents by requesting them in writing or by telephone from Newbury Street II’s proxy solicitation agent, [ ], at the following address and telephone number:

[ ]

If you are a shareholder of Newbury Street II and would like to request documents, please do so by [ ], 2026, in order to receive them before the Newbury Street II Extraordinary General Meeting. If you request any documents from Newbury Street II, Newbury Street II will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Newbury Street II has been supplied by or on behalf of Newbury Street II, and all such information relating to Fort Robotics has been supplied by or on behalf of Fort Robotics. Information provided by either Newbury Street II or Fort Robotics, or their respective representatives, does not constitute any representation, estimate or projection of any other party. Newbury Street II’s website is [ ] and Fort Robotics’ website is www.Fort Robotics.com. The information on these websites is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Newbury Street II for the Newbury Street II Extraordinary General Meeting and constitutes a prospectus of the Combined Company under the Securities Act with respect to the shares of Combined Company Common Stock to be issued to Fort Robotics’ members under the Merger Agreement. Newbury Street II has not authorized anyone to give any information or make any representation about the Business Combination, Newbury Street II or Fort Robotics that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

Newbury Street II Acquisition Corp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Newbury Street II Acquisition Corp:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Newbury Street II Acquisition Corp (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2025 and for the period from June 18, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newbury Street II Acquisition Corp as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from June 18, 2024 (inception) through December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable complete a business combination by November 4, 2026, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Newbury Street II Acquisition Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Newbury Street II Acquisition Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

New York, New York

March 6, 2026

PCAOB ID NUMBER 100

NEWBURY STREET II ACQUISITION CORP

BALANCE SHEETS

	December 31, 2025	December 31, 2024

ASSETS
Current Assets
Cash	$772,506	$1,237,201
Due from Sponsor	32,590	25,000
Prepaid expenses	91,171	185,085
Total Current Assets	896,267	1,447,286
Long-term prepaid insurance	-	86,667
Cash and securities held in Trust Account	181,847,374	174,580,335
Total Assets	$182,743,641	$176,114,288

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$122,304	$38,679
Accrued offering costs	25,000	100,264
Total Current Liabilities	147,304	138,943
Deferred underwriting fee	6,037,500	6,037,500
Total Liabilities	6,184,804	6,176,443

Commitments and Contingencies (Note 6)
Class A Ordinary Shares subject to possible redemption 17,250,000 shares issued and outstanding, at redemption value of $10.54 per share as of December 31, 2025 and $10.12 as of December 31, 2024	181,847,374	174,580,335
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of December 31, 2025 and December 31, 2024	-	-
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 748,375 shares issued and outstanding (excluding 17,250,000 shares subject to possible redemption) as of December 31, 2025 and December 31, 2024	75	75
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 6,118,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024	612	612
Additional paid-in capital	-	-
Accumulated deficit	(5,289,224)	(4,643,177)
Total Shareholders’ Deficit	(5,288,537)	(4,642,490)
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT	$182,743,641	$176,114,288

The accompanying notes are an integral part of these financial statements.

NEWBURY STREET II ACQUISITION CORP

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025	For the Period from June 18, 2024 (inception) through December 31, 2024
General and administrative costs	$688,452	$175,611
Loss from Operations	(688,452)	(175,611)

Other income:
Interest earned on cash and securities held in Trust Account	7,267,039	1,217,835
Interest on operating account	42,405	-
Total other income	7,309,444	1,217,835

Net Income	$6,620,992	$1,042,224

Weighted average shares outstanding of redeemable Class A Ordinary Shares outstanding	17,250,000	5,016,582
Basic Net Income per Ordinary Share, redeemable Class A Ordinary Shares	$0.27	$0.10
Weighted average shares outstanding of non-redeemable Class A Ordinary Shares and Class B Ordinary Shares outstanding	6,866,375	5,715,425
Basic Net Income per Ordinary Share, non-redeemable Class A Ordinary Shares and Class B Ordinary Shares	$0.27	$0.10

The accompanying notes are an integral part of these financial statements.

NEWBURY STREET II ACQUISITION CORP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM JUNE 18, 2024
(INCEPTION) THROUGH DECEMBER 31, 2024

	Class A		Class B		Additional		Total
	Ordinary Shares		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of June 18, 2024 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of Class B Ordinary Shares to Sponsor	-	-	6,118,000	612	24,388	-	25,000
Accretion for Class A Ordinary Shares to redemption amount	-	-	-	-	(7,721,375)	(5,685,401)	(13,406,776)
Sale of Private Placement Units	648,375	65	-	-	6,483,685	-	6,483,750
Fair value of Public Warrants at issuance	-	-	-	-	517,500	-	517,500
Fair value of Representative Shares deferred until IPO	100,000	10	-	-	750,990	-	751,000
Allocated value of transaction costs	-	-	-	-	(55,188)	-	(55,188)
Net income	-	-	-	-	-	1,042,224	1,042,224
Balance - December 31, 2024	748,375	$75	6,118,000	$612	$-	$(4,643,177)	$(4,642,490)
Accretion for Class A Ordinary Shares to redemption amount	-	-	-	-	-	(7,267,039)	(7,267,039)
Net income	-	-	-	-	-	6,620,992	6,620,992
Balance - December 31, 2025	748,375	$75	6,118,000	$612	$-	$(5,289,224)	$(5,288,537)

The accompanying notes are an integral part of these financial statements.

NEWBURY STREET II ACQUISITION CORP

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Period from June 18, 2024 (inception) through December 31, 2024
Cash flows from operating activities:
Net income	$6,620,992	$1,042,224
Adjustments to reconcile net income to net cash used in operating activities:
Payment of formation costs through issuance of Class B Ordinary Shares	-	5,402
Payment of operation costs through IPO Promissory Note - related party	-	30,487
Interest earned on cash and securities held in Trust Account	(7,267,039)	(1,217,835)
Changes in operating assets and liabilities:
Prepaid expenses	93,914	(85,685)
Due from Sponsor	(7,590)	(25,000)
Long-term prepaid insurance	86,667	(86,667)
Accounts payables and accrued expenses	83,625	38,679
Accrued offering costs	(75,264)	-
Net cash used in operating activities	(464,695)	(298,395)

Cash flows from investing activities:
Investment of cash into Trust Account	-	(173,362,500)
Net cash used in investing activities	-	(173,362,500)

Cash flows from financing activities:
Proceeds from sale of Public Units, net of underwriting discounts paid	-	169,050,000
Proceeds from sale of Private Placement Units	-	6,483,750
Repayment of IPO Promissory Note-related party	-	(329,693)
Payment of offering costs	-	(305,961)
Net cash provided by financing activities	-	174,898,096

Net Change in Cash	(464,695)	1,237,201
Cash - Beginning of period	1,237,201	-
Cash - End of period	$772,506	$1,237,201

Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in accrued offering costs	$-	$100,264
Deferred offering costs paid through IPO Promissory Note-related party	$-	$205,806
Deferred offering costs paid by Sponsor in exchange for issuance of Class B Ordinary Shares	$-	$19,598
Accretion of Class A Ordinary Shares to redemption value	$-	$13,406,776
Deferred underwriting fee payable	$-	$6,037,500

The accompanying notes are an integral part of these financial statements.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Newbury Street II Acquisition Corp (the “Company”) was incorporated as a Cayman Islands exempted company on June 18, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”) that the Company has not yet identified. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As of December 31, 2025, the Company had not entered into a definitive agreement with any specific Business Combination target.

As of December 31, 2025, the Company had not yet commenced operations. All activity for the period from June 18, 2024 (inception) through December 31, 2025 related to the Company’s formation and the Initial Public Offering (as defined below), and subsequent to the Initial Public Offering (as defined below), identifying and evaluating prospective acquisition candidates and activities in connection with the Business Combination. The Company will not generate any operating revenue until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Financing

The Company’s sponsor is Newbury Street II Acquisition Sponsor LLC (the “Sponsor”). The Registration Statement on Form S-1 for the Initial Public Offering, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2024, as amended (File No. 333-281456), was declared effective on October 31, 2024 (the “IPO Registration Statement”). On November 4, 2024, the Company consummated the initial public offering of 17,250,000 units (the “Public Units”), which included the full exercise of the Over-Allotment Option (as defined in Note 6) in the amount of 2,250,000 units (the “Option Units”), at $10.00 per Public Unit, generating gross proceeds of $172,500,000, which is described in Note 3 (the “Initial Public Offering”). Each Public Unit consists of one Class A ordinary share, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares” and with respect to the Class A Ordinary Shares included in the Public Units, the “Public Shares”) and one-half of one redeemable warrant (each, a “Public Warrant”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 648,375 units (the “Private Placement Units”, and together with the Public Units, the “Units”) at a price of $10.00 per Private Placement Unit to the Sponsor and BTIG, LLC (“BTIG”), the underwriter in the Initial Public Offering (the “Underwriter”), in a private placement, generating gross proceeds of $6,483,750, which is described in Note 4 (the “Private Placement”). Of those 648,375 Private Placement Units, the Sponsor purchased 484,500 Private Placement Units and BTIG purchased 163,875 Private Placement Units. Each Private Placement Unit consists of one Class A Ordinary Share (the “Private Placement Shares”) and one-half of one warrant (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”).

Transaction costs amounted to $10,113,129, consisting of $3,450,000 of cash underwriting fee, the Deferred Fee of $6,037,500 (as defined in Note 6), and $625,629 of other offering costs.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

The Trust Account

Following the closing of the Initial Public Offering, on November 4, 2024, an amount of $173,362,500 ($10.05 per Public Unit) from the net proceeds of the Initial Public Offering and the Private Placement was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company (“Continental”), acting as trustee. The funds in the Trust Account are held only in (i) U.S. Department of the Treasury (the “Treasury”) bills with a maturity of 185 days or less or in money market funds investing solely in Treasuries obligations, (ii) uninvested cash, or (iii) an interest-bearing bank demand deposit account or other accounts at a bank that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The funds will remain in the Trust Account until the earlier of (x) the consummation of the initial Business Combination or (y) the distribution of the Trust Account proceeds as described below. As of the accompanying balance sheet date, these funds were held in money market accounts.

Initial Business Combination

The Company’s management (“Management”) has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating a Business Combination. The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the Deferred Fee and taxes payable, if any, on income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Furthermore, there is no assurance that the Company will be able to successfully consummate a Business Combination.

The Company will provide the holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem, regardless of whether they abstain, vote for, or against, the initial Business Combination, all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under applicable law or stock exchange listing requirement. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with the Company where it does not survive and any transactions where the Company issues more than 20% of the issued and outstanding Ordinary Shares (as defined in Note 5) or seek to the Company’s amend the amended and restated memorandum and articles of association (as currently in effect, the “Amended and Restated Articles”) would typically require shareholder approval. The Company intends to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC unless shareholder approval is required by applicable law or stock exchange listing rules, or the Company chooses to seek shareholder approval for business or other reasons.

The Amended and Restated Articles provides that the Company has until November 4, 2026, or such earlier liquidation date as the Company’s board of directors (the “Board”) may approve to consummate the initial Business Combination (the “Combination Period”). If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable, if any), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Board, liquidate and dissolve, subject in each case to the obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Warrants, which will expire without value to the holder if the Company fails to complete the initial Business Combination within the Combination Period.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

The Sponsor and the Company’s executive officers and directors have entered into a letter agreement with the Company, dated October 31, 2024 (the “Insider Letter”), pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares (as defined in Note 5) and Private Placement Shares if the Company fails to complete the initial Business Combination within the Combination Period. However, if the Sponsor and the Company’s executive officers and directors acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete the initial Business Combination within the Combination Period. The Underwriter has agreed to waive its rights to the Deferred Fee held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

The Sponsor, and the Company’s executive officers and directors have also agreed, pursuant to the Insider Letter, that they will not propose any amendment to the Amended and Restated Articles (i) in that would modify the substance or timing of the obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, in each case unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, if any), divided by the number of then issued and outstanding Public Shares.

Board and Audit Committee Changes

On May 28, 2025, Matthew Hong notified the Board of his resignation as a member and chairman of the Board and a member and chair of the audit committee of the Board (the “Audit Committee”), effective as of the same day.

On May 28, 2025, the Board appointed Anthony James Vinciquerra and William Zachre Wyatt as directors of the Board (the “New Directors”). Effective as of May 28, 2025, Mr. Vinciquerra was appointed as chairman of the Board, Theodore Seides, a director of the Company, was appointed as a member of the Audit Committee, and Joshua Gold, a director and member of the Audit Committee, was appointed as chair of the Audit Committee. The New Directors serve as Class III Directors of the Board, whose term will expire at the Company’s third annual general meeting.

In connection with the appointments, the New Directors signed a joinder to the Insider Letter, pursuant to which, among other things, they agreed to waive certain redemption rights and to vote any Ordinary Shares they hold in favor of an initial Business Combination. The New Directors also entered into a standard director indemnity agreement with the Company. Each of the New Directors will also receive membership interests in the Sponsor representing ownership of certain Class B Ordinary Shares solely upon consummation of the Business Combination with a target introduced by such director.

 On September 29, 2026, Mr. Wyatt resigned as a director of the Board, effective as of the same day and agreed to forfeit the 40,000 Founder Shares to be granted to each of the directors of Newbury Street II upon the Closing.

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Liquidity, Capital Resources and Going Concern

The Company has a mandatory liquidation date of November 4, 2026, the end of the Combination Period, at which time it will cease all operations except for the purpose of winding up, redeeming public shares, and liquidating. As of December 31, 2025, the Company had working capital of $748,963 and cash outside the Trust Account available to fund ongoing operating expenses.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements - Going Concern,” Management has evaluated whether conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements were issued. The Company’s liquidity needs through the liquidation date will depend on the level of transaction costs and the timing of a potential Business Combination. While the current working capital is expected to be sufficient to fund operations for 12 months from the issuance of the accompanying financial statements, if additional expenses are incurred or the Business Combination process extends significantly, the Company may need to seek additional financing from the Sponsor or third parties.

If the Company is unable to complete a Business Combination by November 4, 2026, it will liquidate the Trust Account and distribute the funds to its Public Shareholders. This condition raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the accompanying financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $772,506 and $1,237,201 in cash and no cash equivalents as of December 31, 2025 and 2024, respectively.

Securities Held in Trust Account

As of December 31, 2025 and 2024, the assets held in the Trust Account, amounting to $181,847,374 and $174,580,335, respectively, were held in money market funds investing in Treasury bills.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of FASB ASC Topic 340-10-S99, “Other Assets and Deferred Costs”, and SEC Staff Accounting Bulletin Topic 5A, - “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC Topic 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applied this guidance to allocate Initial Public Offering proceeds from the Public Units between Public Shares and Public Warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the Public Warrants and then to the Public Shares. Offering costs allocated to Public Shares were charged to temporary equity. Offering costs allocated to the Public Warrants and Private Placement Warrants were charged to shareholders’ deficit. After Management’s evaluation, the Warrants were accounted for under equity treatment.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the accompanying financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the accompanying financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. Management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2025 and 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Warrant Instruments

The Company accounted for the Warrants issued in connection with the Initial Public Offering and the Private Placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and recorded the warrant instruments under equity treatment at their assigned values.

Net Income per Ordinary Share

Net income per Ordinary Share is computed by dividing net income by the weighted average number of Ordinary Shares outstanding during the period, excluding Ordinary Shares subject to forfeiture. For the period from June 18, 2024 (inception) through December 31, 2024, weighted average Ordinary Shares were reduced for the effect of an aggregate of 798,000 Founder Shares that were subject to forfeiture if the Over-Allotment Option was not exercised (see Note 5). As of December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company. As a result, diluted income per Ordinary Share is the same as basic income per Ordinary Share for the periods presented.

	For the Year Ended December 31, 2025	For the Period from June 18, 2024 (inception) through December 31, 2024
Ordinary Shares subject to possible redemption
Numerator:
Net income allocable to Ordinary Shares subject to possible redemption	$4,735,874	$487,178
Denominator:
Weighted average shares outstanding, redeemable Ordinary Shares	17,250,000	5,016,582
Basic and diluted net income per share, redeemable Ordinary Shares	$0.27	$0.10

Non-redeemable Ordinary Shares
Numerator:
Net income allocable to common stock not subject to redemption	$1,885,118	$555,046
Denominator:
Weighted average shares outstanding, non-redeemable Ordinary Shares	6,866,375	5,715,425
Basic and diluted net income per share, non-redeemable Ordinary Shares	$0.27	$0.10

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature that allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the initial Business Combination and with amendments to the Amended and Restated Articles. In accordance with FASB ASC Topic 480-10-S99, “Distinguishing Liabilities from Equity”, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable Public Shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable Public Shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. As of December 31, 2025 and 2024, the Class A Ordinary Shares subject to possible redemption reflected in the accompanying balance sheets are reconciled in the following table:

	As of December 31, 2025	As of December 31, 2024

Balance brought forward	$174,580,335	$-
Gross proceeds	-	172,500,000
Less:
Proceeds allocated to Public Warrants	-	(517,500)
Public Shares issuance costs	-	(10,808,941)
Plus:
Remeasurement of carrying value to redemption value	7,267,039	13,406,776
Class A Ordinary Shares subject to possible redemption	$181,847,374	$174,580,335

Recently Issued Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) Topic 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which requires the disclosure of additional segment information. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 as of March 31, 2025 (see Note 9).

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On November 4, 2024, the Company sold 17,250,000 Public Units, which included the full exercise of Over-Allotment Option in the amount of 2,250,000 Option Units, at a price of $10.00 per Public Unit. Each Public Unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and BTIG purchased an aggregate of 648,375 Private Placement Units, at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $6,483,750. Each Private Placement Unit consists of one Private Placement Share and one-half of one Private Placement Warrant. Each whole Private Placement Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments (see Note 7). The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. With certain limited exceptions, the Private Placement Warrants (including the Class A Ordinary Shares issuable upon exercise thereof) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company. If the initial Business Combination is not completed within the Combination Period, the proceeds from the Initial Public Offering and the Private Placement held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 20, 2024, the Company issued an aggregate of 6,118,000 Class B ordinary shares of the Company, $0.0001 par value (the “Class B Ordinary Shares”, and together with the “Class A Ordinary Shares, the “Ordinary Shares”) to the Sponsor in a private placement prior to the Initial Public Offering (the “Founder Shares”, which unless the context otherwise requires, includes the Class A Ordinary Shares issuable upon conversion thereof), in exchange for a $25,000 payment (approximately $0.004 per share) from the Sponsor to cover certain expenses on behalf of the Company. On July 12, 2024, the Company issued an additional 368,000 Founder Shares to the Sponsor, resulting in the Sponsor holding a total of 6,118,000 Founder Shares. The Founder Shares are identical to the Public Shares included in the Public Units, except that the Founder Shares automatically convert into Class A Ordinary Shares at the time of the initial Business Combination or earlier at the option of the holder, and are subject to certain transfer restrictions, as described in more detail below. The Sponsor had agreed to forfeit up to an aggregate of 798,000 Founder Shares to the extent that the Over-Allotment Option was not exercised in full, so that the Founder Shares would represent approximately 25% of the Company’s issued and outstanding Ordinary Shares after the Initial Public Offering. On November 4, 2024, the Over-Allotment Option was exercised in full as part of the closing of the Initial Public Offering. As such, 798,000 Founder Shares are no longer subject to forfeiture. The Sponsor is not entitled to redemption rights with respect to any Founder Shares, Private Placement Shares and any Public Shares held by the Sponsor in connection with the completion of the initial Business Combination. If the initial Business Combination is not completed within the Combination Period, the Sponsor will not be entitled to liquidating distributions from the Trust Account with respect to any Founder Shares or Private Placement Shares held by it.

Pursuant to the Insider Letter, the Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) subsequent to the initial Business Combination (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Public Shares for cash, securities or other property.

Registration Rights Agreement

The holders of the (i) Founder Shares, (ii) Representative Shares (as defined in Note 6), (iii) Private Placement Units (including the underlying securities) and any private placement equivalent units (and underlying securities) that may be issued on conversion of any Working Capital Loans (as defined below) and (iv) Class A Ordinary Shares upon conversion of the Founder Shares are entitled to registration rights pursuant to the IPO Registration Rights Agreement. The IPO Registration Rights Agreement requires the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A Ordinary Shares). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

Commencing on November 1, 2024, the Company entered into an administrative services agreement, dated October 31, 2024, with an affiliate of the Sponsor, pursuant to which, the Company agreed to pay the affiliate of the Sponsor thereof an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. As of December 31, 2025 and 2024, the Company incurred $120,000 and $20,000, respectively, in fees for these services. These amounts are paid and included in the general and administrative costs on the accompanying statements of operations.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

IPO Promissory Note

On June 20, 2024, the Company and the Sponsor entered into a promissory note, whereby the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering (the “IPO Promissory Note”). The IPO Promissory Note was non-interest bearing and payable on the earlier of June 30, 2025, or the date on which the Company consummated the Initial Public Offering. On November 4, 2024, the Company repaid the total outstanding balance of the IPO Promissory Note and as of December 31, 2025, there was $0 outstanding under the IPO Promissory Note. Borrowings under the IPO Promissory Note are no longer available.

Due from Sponsor

On November 4, 2024, the Company repaid $25,000 to the Sponsor in excess of the IPO Promissory Note. On September 26, 2025, the Company paid tax and accounting expenses on behalf of the Sponsor of $7,590. As of December 31, 2025 and 2024, $32,590 and $25,000, respectively, were due to be repaid to the Company from the Sponsor.

Working Capital Loans

In order to finance transaction costs in connection with its initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes its initial Business Combination, the Company will repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units and their underlying securities would be identical to the Private Placement Units and their underlying securities. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans. As of December 31, 2025 and 2024, the Company had no borrowings under the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Underwriting Agreement

The Company granted BTIG a 45-day option to purchase up to 2,250,000 Option Units to cover any over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions (the “Over-Allotment Option”). On November 4, 2024, in connection with the closing of the Initial Public Offering, the Underwriter exercised its Over-Allotment Option in full and purchased the 2,250,000 Option Units at $10.00 per Option Unit.

The Company paid an underwriting discount of 2.0% of the per Public Unit offering price to BTIG at the closing of the Initial Public Offering, or $3,450,000 in the aggregate. In addition, BTIG is entitled to an additional fee of 3.5% of the gross offering proceeds payable only upon the Company’s completion of its initial Business Combination, or $6,037,500 in the aggregate (the “Deferred Fee”). The Deferred Fee will become payable to the Underwriter from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Representative Shares

The Company issued to BTIG, the underwriter of the Initial Public Offering, 100,000 Class A Ordinary Shares in connection with the Initial Public Offering (the “Representative Shares”). The Company accounted for the Representative Shares as an expense of the Initial Public Offering, resulting in a charge directly to shareholders’ deficit. BTIG has agreed not to transfer, assign or sell any such Representative Shares without the Company’s prior consent until the completion of the initial Business Combination. In addition, the Representative Shares are deemed to be underwriting compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110 and are, accordingly, subject to certain transfer restrictions or a period of 180 days beginning at the Initial Public Offering. Furthermore, BTIG agreed (and any of its designees to whom the Representative Shares are issued will agree) (i) to waive its redemption rights (or right to participate in any tender offer) with respect to such Representative Shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such Representative Shares if the Company fails to complete a Business Combination within the Combination Period.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Transaction Costs Related to Initial Business Combination

As of December 31, 2025, the Company had incurred $13,470 of legal fees and $10,000 of advisory fees, of which $9,440 was paid and $14,030 is accrued as of the balance sheet date.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board. As of December 31, 2025 and 2024, there were no preference shares issued or outstanding.

Ordinary Shares

The authorized Ordinary Shares include up to (i) 500,000,000 Class A Ordinary Shares with a par value of $0.0001 per share, and (ii) 50,000,000 Class B Ordinary Shares, with a par value of $0.0001 per share. If the Company enters into an initial Business Combination, it may (depending on the terms of such initial Business Combination) be required to increase the number of Class A Ordinary Shares that the Company is authorized to issue at the same time as the Company’s shareholders vote on the initial Business Combination to the extent the Company seeks shareholder approval in connection with the initial Business Combination. Holders of the Ordinary Shares are entitled to one vote for each Ordinary Share (except as otherwise expressed in the Amended and Restated Articles). Only holders of Class B Ordinary Shares (i) have the right to appoint and remove directors prior to or in connection with the completion of the initial Business Combination and (ii) are entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands.

The Sponsor agreed to forfeit up to an aggregate of 798,000 Founder Shares depending on the extent to which the Over-Allotment Option was not exercised by the Underwriter so that the Founder Shares would represent 25% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 4, 2024, the Underwriter exercised its Over-Allotment Option in full as part of the closing of the Initial Public Offering. As such, 798,000 Founder Shares are no longer subject to forfeiture.

As of December 31, 2025 and 2024, there were (i) 748,375 Class A Ordinary Shares issued and outstanding, excluding 17,250,000 Class A Ordinary Shares subject to possible redemption, and (ii) 6,118,000 Class B Ordinary Shares issued and outstanding.

Warrants

As of December 31, 2025 and 2024, there were 8,949,188 Warrants outstanding, including 8,625,000 Public Warrants and 324,188 Private Placement Warrants. Each whole Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a “cashless basis” under the circumstances specified in the warrant agreement the Company entered into with Continental, dated October 31, 2024 (the “Warrant Agreement”)) and such Class A Ordinary Shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means that only a whole Warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the Public Units and only whole Public Warrants will trade. The Warrants will expire five years after the completion of the initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Public Warrants

The Company has not registered Class A Ordinary Shares issuable upon exercise of the Public Warrants. However, the Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the IPO Registration Statement or a new registration statement registering, under the Securities Act, the issuance of the Class A Ordinary Shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if the Public Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its commercially reasonable efforts to register or qualify the Public Shares under applicable blue sky laws to the extent an exemption is not available.

Beginning 30 days after completion of the initial Business Combination, the Company may redeem the outstanding Public Warrants for cash:

●	In whole and not in part;

●	At a price of $0.01 per Public Warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-Day Redemption Period”); and

●	If, and only if, the last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Public Warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout such 30 trading day period and the 30-Day Redemption Period.

Private Placement Warrants

The Private Placement Warrants are non-redeemable. The Private Placement Warrants may also be exercised for cash or on a cashless basis. The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, with certain limited exceptions, including that the Private Placement Warrants (including the Class A Ordinary Shares issuable upon exercise thereof) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects Management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value as of December 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2025	December 31, 2024
Assets:
Cash and securities held in Trust Account	1	$181,847,374	$174,580,335

Equity:	Level	November 4, 2024
Fair value of Public Warrants for Class A Ordinary Shares subject to possible redemption allocation	3	$517,500
Fair value of the Representative Shares	3	$748,747

The fair values of Public Warrants for Class A Ordinary Shares subject to possible redemption allocation and Representatives Shares as of November 4, 2024 (the date of the Initial Public Offering) were used in allocation of the equity components and are not revalued and remeasured in subsequent periods.

The fair value of Public Warrants was determined using the Monte Carlo simulation. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Warrants:

November 4, 2024
Underlying share price	$9.93
Term (years)	6.49
Risk-free rate	4.14%
Market adjustment	5.0%
Volatility	4.0%

The fair value of the Representative Shares was determined using the Monte Carlo simulation. The Representative Shares have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Representative Shares:

November 4, 2024
Volatility	80%
Term (years)	3
Average trading price post-Business Combination	$6.86
Discount on market adjustment	32.0%

NEWBURY STREET II ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 9. SEGMENT INFORMATION

FASB ASC Topic 280, “Segment Reporting” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, Management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the statements of operations as net income. The measure of segment assets is reported on the accompanying balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income and total assets, which include the following:

	December 31, 2025	December 31, 2024
Cash and securities held in Trust Account	$181,847,374	$174,580,335
Cash	$772,506	$1,237,201

	For the Year Ended December 31, 2025	For the Period from June 18, 2024 (inception) through December 31, 2024
General and administrative costs	$688,452	$175,611
Interest earned on cash and securities held in Trust Account	$7,267,039	$1,217,835
Interest on operating account	$42,405	$-

The CODM reviews interest earned on marketable securities held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Investment Management Trust Agreement, dated October 31, 2024, which the Company entered into with Continental, as trustee of the Trust Account.

General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Combination Period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the accompanying statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income are reported on the accompanying statements of operations and described within their respective disclosures.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the accompanying balance sheet date up to the date that the accompanying financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

FORT Robotics, Inc.

Financial Statements as of and for
the Years Ended December 31, 2025 and 2024,
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and

Stockholders of Fort Robotics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fort Robotics, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ CohnReznick LLP

Holmdel, New Jersey

May 8, 2026

FORT ROBOTICS, INC.

BALANCE SHEETS

	December 31,
	2025	2024

Assets
Current assets:
Cash and cash equivalents	$5,695,476	$4,808,509
Accounts receivable, net Accounts receivable, net of allowance for credit losses of $129,387 in 2025 and $55,020 in 2024 (includes $1,375 and $0 from related parties, respectively)	2,770,561	1,193,489
Inventory, net	1,264,113	1,113,845
Prepaid expenses	730,882	528,919
Total current assets	10,461,032	7,644,762

Property and equipment, net	235,863	322,577
Intangible assets, net	697,107	608,893
Operating lease right of use asset, net	712,007	915,782
Security deposit	48,721	48,721
Total assets	$12,154,730	$9,540,735

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$117,619	$1,400,000
Accounts payable	902,944	435,656
Accrued expenses	733,843	608,340
Current portion of operating lease liability	262,141	237,009
Deferred revenue	125,215	133,875
SAFE note at fair value	—	4,500,000
Total current liabilities	2,141,762	7,314,880

Long-term liabilities:
Long-term portion of operating lease liability	579,967	842,108
Long-term debt, net	1,585,467	1,656,400
Total long-term liabilities	2,165,434	2,498,508

Total liabilities	4,307,196	9,813,388

Commitments and contingencies (Note 20)

Temporary equity
Series B-2 Prime Preferred Stock $0.0001 par value, 13,246,383 shares authorized, 12,934,916 issued and outstanding at December 31, 2025. Liquidation preference equal to the original issue price, totaling approximately $12.7 million as of December 31, 2025.	12,564,631	—
Series B-1 Preferred Stock $0.0001 par value, 12,090,196 shares authorized, 12,090,196 shares issued and outstanding as of December 31, 2025 14,571,596 shares authorized, 12,090,196 shares issued and outstanding as of December 31, 2024. Liquidation preference equal to its original issue price, totaling approximately $12.1 million as of December 31, 2025 and 2024.	6,056,734	6,056,734
Series B Senior Prime Preferred Stock $0.0001 par value, 4,866,669 shares authorized, 4,866,669 issued and outstanding as of December 31, 2025 and 2024. Liquidation preference equal to the original issue price, totaling approximately $18.7 million as of December 31, 2025 and 2024.	21,857,177	21,857,177
Series B Preferred Stock $0.0001 par value, 0 shares authorized, 0 issued and outstanding at December 31, 2025 and 2024.	—	—
Series B Junior Prime Preferred Stock $0.0001 par value, 671,939 shares authorized, 671,939 issued and outstanding as of December 31, 2025 and 2024. Liquidation preference equal to the original issue price, totaling approximately $2.6 million as of December 31, 2025 and 2024.	3,017,811	3,017,811
Series Seed 2 Preferred Stock $0.0001 par value, 0 shares authorized, 0 issued and outstanding at December 31, 2025 and 2024.	—	—
Series Seed 2 Junior Prime Preferred Stock $0.0001 par value, 3,919,064 shares authorized, 3,919,064 issued and outstanding as of December 31, 2025 and 2024. Liquidation preference equal to the original issue price, totaling approximately $7.2 million as of December 31, 2025.	11,386,497	11,386,497
Series Seed Junior Prime Preferred Stock $0.0001 par value, 692,625 shares authorized, 692,625 issued and outstanding as of December 31, 2025 and 2024. Liquidation preference equal to the original issue price, totaling approximately $0.5 million as of December 31, 2025 and 2024.	493,218	493,218
Preferred Series Seed $0.0001 par value, 0 shares authorized, 0 issued and outstanding at December 31, 2025 and 2024.	—	—
Total temporary equity	55,376,067	42,811,436
Stockholders' equity
Series FF Preferred Stock $0.0001 par value, 607,319 shares authorized, 607,319 issued and outstanding as of December 31, 2025 and 2024.	6	6
Common Stock $0.0001 par value, 67,400,000 and 53,500,000 shares authorized, 17,641,559 and 17,558,159 issued and outstanding at December 31, 2025 and 2024, respectively.	176	176
Additional paid-in capital	5,307,398	5,155,787
Accumulated deficit	(52,836,114)	(48,240,059)
Total stockholders' equity (deficit)	7,847,534	(272,653)
Total liabilities, temporary equity and stockholders' equity (deficit)	$12,154,730	$9,540,735

See notes to financial statements.

FORT ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,	December 31,
	2025	2024

Revenue
Product revenue, net	$9,883,860	$5,978,019
Service revenue	1,701,531	1,191,570
Total revenue	11,585,391	7,169,589
Cost of revenues	3,911,402	2,115,980

Gross margin	7,673,989	5,053,609

Operating expenses:
Research and development	6,264,916	5,122,708
Sales and marketing	2,440,717	2,084,394
General and administrative	3,560,493	3,132,945
Total operating expenses	12,266,126	10,340,047
Operating loss	(4,592,137)	(5,286,438)

Other income (expense):
Interest income	217,486	140,515
Interest expense	(221,404)	(349,718)
Total other income (expense), net	(3,918)	(209,203)
Income taxes	—	—
Net loss	$(4,596,055)	$(5,495,641)

Weighted average common shares
Basic	17,584,436	17,469,261
Diluted	17,584,436	17,469,261

Per share amounts:
Earnings per share
Basic	$(0.26)	$(0.31)
Diluted	$(0.26)	$(0.31)

See notes to financial statements.

FORT ROBOTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Temporary Equity																		Permanent Equity
	Series B Senior Prime Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Series B Junior Prime Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 2 Junior Prime Preferred Stock		Series Seed Junior Prime Preferred Stock		Preferred Series Seed		Series FF Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance - December 31, 2023	-	$-	7,045,580	$24,874,993	-	$-	-	$-	-	$-	7,011,751	$12,883,321	-	$-	-	$-	4,848,391	$3,452,540	607,319	$6	8,795,470	$88	$590,222	$(42,744,418)	$(943,248)

Exercise of common stock options	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,264	-	944	-	944
Issuance of Series B-1 preferred stock, net of issuance cost of $166,090	-	-	-	-	12,090,196	6,056,734	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,056,734
Conversion of Series B Preferred Stock to Series B Junior Prime Preferred stock	-	-	(671,939)	(3,017,811)	-	-	-	-	671,939	3,017,811	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of Series B Preferred Stock to Series B Senior Prime Preferred stock	4,866,669	21,857,177	(4,866,669)	(21,857,177)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of Series Seed-2 Preferred Stock to Series Seed 2 Junior Prime Preferred stock	-	-	-	-	-	-	-	-	-	-	(3,919,064)	(11,386,497)	3,919,064	11,386,497	-	-	-	-	-	-	-	-	-	-	-
Conversion of Preferred Series Seed to Series Seed 2 Junior Prime Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	692,625	493,218	(692,625)	(493,218)	-	-	-	-	-	-	-
Conversion of Preferred Series Seed, Series Seed 2 Preferred Stock, and Series B Preferred Stock to Common Stock	-	-	(1,506,972)	(6)	-	-	-	-	-	-	(3,092,687)	(1,496,824)	-	-	-	-	(4,155,766)	(2,959,322)	-	-	8,755,425	88	4,456,064	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	108,558	-	108,558
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,495,641)	(5,495,641)

Balance - December 31, 2024	4,866,669	$21,857,177	-	$-	12,090,196	$6,056,734	-	$-	671,939	$3,017,811	-	$-	3,919,064	$11,386,497	692,625	$493,218	-	$-	607,319	$6	17,558,159	$176	$5,155,788	$(48,240,059)	$(272,653)

Exercise of common stock options	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	83,400	1	5,837	-	5,838
Issuance of Series B-2 preferred stock, net of issuance cost of $129,696	-	-	-	-	-	-	8,349,630	8,064,631	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,064,631
Conversion of SAFE note							4,585,286	4,500,000															-	-	4,500,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	134,995	-	134,995
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,779	-	10,779
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,596,055)	(4,596,055)

Balance - December 31, 2025	4,866,669	$21,857,177	-	$-	12,090,196	$6,056,734	12,934,916	$12,564,631	671,939	$3,017,811	-	$-	3,919,064	$11,386,497	692,625	$493,218	-	$-	607,319	$6	17,641,559	$176	$5,307,398	$(52,836,114)	$7,847,534
See notes to financial statements.

FORT ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,596,055)	$(5,495,641)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of loan costs	23,736	32,302
Depreciation and amortization	160,229	164,980
Provision for credit losses	74,368	46,544
Disposal of intangible assets	31,557	12,090
Right of use asset amortization	203,775	186,357
Inventory reserve	75,015	(10,702)
Stock-based compensation	134,995	108,558

Change in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,651,440)	(980,330)
Unbilled revenue	—	452,905
Inventory	(225,282)	7,355
Prepaid expenses and other current assets	(201,963)	(103,844)
Increase (decrease) in liabilities:
Accounts payable	440,988	7,433
Accrued expenses	195,503	113,209
Lease payments	(237,009)	(213,744)
Deferred revenue	(8,660)	(156,136)
Net cash used in operating activities	(5,580,244)	(5,828,664)

Cash flows from investing activities:
Purchases of property and equipment	(40,986)	(88,207)
Additions of intangible assets	(126,000)	(231,298)
Net cash used in investing activities	(166,986)	(319,505)

Cash flows from financing activities:
Repayments of notes payable	(3,150,000)	(350,000)
Proceeds from notes payable, net	1,713,728	—
Proceeds from issuance of preferred equity, net	8,064,632	5,556,734
Proceeds from SAFE note, net	—	4,500,000
Exercise of common stock options	5,837	944
Net cash provided by financing activities	6,634,196	9,707,678

Net change in cash	886,966	3,559,509
Cash and cash equivalents, beginning of year:	4,808,509	1,249,000
Cash and cash equivalents, end of year:	$5,695,475	$4,808,509

Supplemental disclosures of cash flow information:
Cash paid for interest	$197,359	$322,495
Cash paid for income tax	$—	$—
Non-cash financing and investing activities:
Warrants issued in connection with the issuance of notes payable	$10,779	$—
Purchase of intangible assets through accounts payable	$26,300	$—
Conversion of SAFE note to preferred equity	$4,500,000	$—
Conversion of Series B Preferred Stock to Series B Junior Prime Preferred Stock	$—	$3,017,811
Conversion of Series B Preferred Stock to Series B Senior Prime Preferred Stock	$—	$21,857,177
Conversion of Series Seed - 2 Preferred Stock to Series Seed 2 Junior Prime Preferred Stock	$—	$11,386,497
Conversion of Preferred Series Seed to Series Seed 2 Junior Prime Preferred Stock	$—	$493,218
Conversion of Preferred Series Seed, Series Seed 2 Preferred Stock, and Series B Preferred Stock to Common Stock	$—	$88

See notes to financial statements.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Nature of the Business

The accompanying financial statements represent the accounts of FORT Robotics, Inc. (“FORT” or the “Company”) which was incorporated on September 11, 2018, under the laws of the state of Delaware. The Company is headquartered in Philadelphia, Pennsylvania and conducts its primary operations from leased office facilities in Philadelphia.

FORT develops and provides safety-certified control and secure communication systems for autonomous and semi-autonomous machines operating in physical environments. Each hardware unit includes a perpetual embedded software component (the “FORT Platform”) that is required to configure and operate the device and is not sold separately. Customers include industrial enterprises, equipment manufacturers (OEMs), integrators, and operators of autonomous or semi-autonomous machinery.

FORT’s platform was designed specifically for mobile, distributed and AI-enabled machines operating in shared workspaces with humans and valuable equipment. The Company’s integrated safety and secure control system combines safety-rated hardware devices, proprietary wireless communication protocols and cloud-based management software to provide safety critical capability including remote emergency stop, authenticated command transmission, and fleet-level configuration and oversight.

Going Concern

The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations and has relied on external financing to fund its operations. These conditions initially raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date the financial statements are issued. To address this uncertainty, management’s plans include obtaining additional liquidity through equity and SAFE financings and borrowings under available debt facilities. Management prepared cash flow forecasts incorporating these plans and evaluated sensitivity scenarios. Based on these forecasts, management concluded that the completed financing will provide sufficient liquidity to meet the Company’s obligations as they become due for at least one year from the issuance date of these financial statements. Accordingly, while conditions existed that initially raised substantial doubt, management has determined that such substantial doubt has been alleviated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America (“GAAP” or “U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, the Company’s liquidity assertions, allowance for credit losses, inventory reserves, valuation of deferred tax assets, capitalization and amortization of commissions costs, determinations of the useful lives and expected future cash flows of long-lived and intangible assets, lease related estimates, determination of impairment and fair value estimates. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the statements of operations in the period that they are determined.

Segment Information

The Company defines operating segments as components of the organization for which discrete financial information is available and operating results are evaluated regularly by the Company’s chief executive officer, who is the Chief Operating Decision Maker (“CODM”), in order to assess performance and allocate resources. The CODM reviews financial information presented for the entire Company and uses net loss for purposes of evaluating financial performance and making operating decisions.

The Company operates solely out of the United States and has no other foreign operations or reportable geographic locations. The key factors used in determining the Company’s reportable segments include organizational structure and information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Accordingly, the Company has one operating and reportable segment.

The Company uses net loss to assess the profitability of the business for the entire Company. The CODM monitors actual net loss results relative to operating plan and forecast to assess the performance of the business and allocate resources.

A summary of revenue by revenue stream is disclosed in Note 3.

Significant expenses regularly reviewed by the CODM include cost of revenues, employee and consulting, legal expense, and interest expense. Segment assets regularly reviewed by the CODM include working capital accounts (accounts payable and accounts receivable) and are disclosed on the balance sheets.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash consists of demand deposits held with financial institutions and cash equivalents consist of highly liquid, short-term investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost which approximates fair value. As of December 31, 2025 and 2024, cash and cash equivalents totaled $5,695,476 and $4,808,509, respectively.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the amount the Company expects to collect. This amount is net of an allowance for credit losses recorded in accordance with ASC Topic 326, Financial Instruments—Credit Losses, for estimated losses resulting from the inability of customers to make required payments over the contractual life of the receivables.

The allowance for credit losses represents management’s estimate of expected credit losses over the contractual life of the receivables and considers customer creditworthiness, past transaction history, changes in customer payment terms or practices, overall historical collection experience, current economic and industry trends, and the current status and aging of trade accounts receivable.

The adequacy of the allowance for credit losses is reviewed at each reporting date, with estimated uncollectible amounts recorded through an adjustment to operating expenses and a corresponding credit to the allowance for credit losses. Accounts receivable, net, totaled $2,770,561, $1,193,489, and $712,609 as of December 31, 2025, December 31, 2024, and January 1, 2024, respectively. The allowance for credit losses was $129,387 and $55,020 as of December 31, 2025 and 2024, respectively.

Balances that remain outstanding after reasonable collection efforts are written off against the allowance for credit losses. The Company recognized credit loss expense of $74,368 and $46,317 for the years ended December 31, 2025 and 2024, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable and long-term debt. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments.  The Company’s long-term debt is recorded at amortized cost, using the effective interest method and approximates fair value as it is at variable interest rates.

Inventory

Inventory consists primarily of finished goods and raw materials used in the manufacturing of the Company’s safety-critical wireless control hardware. Inventory is stated at the lower of cost or net realizable value, with cost determined using a moving average-cost method. The Company maintains a perpetual inventory system that records all inventory receipts, costing, and adjustments, and synchronizes inventory activity to the general ledger.

Inventory cost includes purchase price, inbound freight, duties, and other directly attributable costs. The Company reviews inventory to identify slow-moving or obsolete items based on inventory aging, historical usage patterns, and input from the supply chain and sales teams. Inventory reserves are recorded as necessary to reduce the carrying value of inventory to estimated net realizable value.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is recognized using the straight-line method over the estimated useful lives of the assets, which generally range from three to seven years for computer equipment, machinery, and furniture, and over the shorter of useful life or lease term for leasehold improvements.

Expenditures for repairs and maintenance are expensed as incurred, while major improvements are capitalized. When property and equipment are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in earnings.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Intangible Assets, Net

The Company’s intangible assets consist of patents, all of which are classified as definite-lived intangible assets and are amortized on a straight-line basis over their estimated useful lives. Patents are amortized over 240 months (20 years), which represents the expected period of economic benefit, not exceeding the related legal life based on management’s estimate of the period over which the assets will contribute to cash flows.

Identifiable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No events have been identified that indicate that the carrying amount of the assets may not be recoverable. Intangible assets that are abandoned or have expired and are no longer expected to provide future economic benefit are written off in the period such determination is made.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). At contract inception, the Company determines whether an arrangement contains a lease. Operating lease right-of-use (“ROU”) assets and corresponding lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The Company’s leases typically do not provide an implicit rate. The Company uses its estimated incremental borrowing rate to discount lease payments.

The Company leases its office location (“Office Lease”) with a base term of approximately 7 years and 5 months and an optional 5-year extension. The initial term of the lease is set to expire on November 30, 2028. Management concluded that this lease does not meet any of the finance lease criteria under ASC 842 and therefore is classified as an operating lease. See Note 10 for additional disclosures.

The Company, as the lessee in its leasing arrangement, has elected the practical expedient to account for lease and non-lease components together as a single component for the underlying asset. Operating lease costs are recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are recognized as expense in the period incurred.

Accrued Expenses

Accrued expenses consist of obligations for payroll-related liabilities, professional fees, sales tax, and other operating expenses incurred but not yet paid.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense is included in within sales and marketing in operating expense of the accompanying statements of operations. Advertising expense was $58,834 and $45,702 for the years ended December 31, 2025 and 2024, respectively.

Debt Issuance Costs and Debt Discounts

Debt held at amortized cost is recorded net of discounts and issuance costs, which are amortized to interest expense over the respective terms of such instruments. The effective interest rates are calculated based on contractual interest, discount, and issuance costs. See Note 11 for additional disclosures.

Simple Agreement for Future Equity (“SAFE”) Note

The Company issued a Simple Agreement for Future Equity (“SAFE”) note to investors for cash proceeds. The SAFE note does not have a stated maturity date, does not bear interest, and does not provide the holder with voting rights prior to conversion. The SAFE note is subject to conversion into shares of the Company’s preferred stock upon the occurrence of a qualified equity financing, as defined in the SAFE note agreement. In addition, upon the occurrence of certain liquidity or dissolution events, the SAFE note holder is entitled to receive a cash payment or conversion amount in accordance with the terms of the agreement.

The Company classifies the SAFE note as a liability because the instrument may require settlement in cash or in a variable number of shares upon the occurrence of events that are not solely within the Company’s control and therefore does not meet the criteria for equity classification under U.S. GAAP.

The SAFE note is recognized at fair value upon issuance and is subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. SAFE note issuance costs are expensed immediately. See Note 12 for additional disclosures, including the conversion of the SAFE note.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the five-step model: (1) identify the contract with a customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when or as performance obligations are satisfied.

Contract Structure

The Company’s primary revenue arises from customer purchase orders (“POs”) or order acknowledgements referencing the Company’s terms and conditions. The Company’s contracts meet the criteria for contracts with customers under ASC 606 because the parties are committed, rights and payment terms are identified, the arrangement has commercial substance, and collectability is probable.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Transaction Price and Allocation

Contract prices are generally fixed and stated in the POs. The Company does not have significant variable consideration, significant financing components, or noncash consideration. The assurance warranty is not a separate performance obligation and therefore no allocation is made to it. Extended warranties and engineering services are priced separately, so the stated price generally equals standalone selling price.

Performance Obligations and Revenue Streams

For each of the revenue streams described below, the Company has identified the related performance obligations and determined the appropriate timing of revenue recognition based on when control of the promised goods or services is transferred to the customer in accordance with ASC 606.

The Company’s revenue streams and performance obligations are summarized below:

Hardware with Embedded Perpetual Software

The Company sells hardware devices that include the embedded platform software needed to configure and operate the device. The software is perpetual, not sold separately, not marketed as a separate benefit, and provides no standalone value. The hardware and embedded software are highly interdependent and together represent a single performance obligation. Revenue is recognized at a point in time upon transfer of control, which occurs when the title passes under free carrier shipping terms.

Assurance Warranty (Included 18-Month Warranty)

Each hardware unit includes an 18-month warranty covering defects in materials and workmanship. This assurance-type warranty is not a separate performance obligation and does not result in separate revenue recognition. The Company evaluates its assurance-type warranties to determine whether an accrual for warranty costs is required. Based on historical experience, the nature of the products sold, and the limited level of warranty claims incurred to date, the Company determined that no material warranty liability existed as of December 31, 2025 and 2024, and accordingly, no warranty reserve was recorded.

Extended Warranties

Customers may purchase extended warranties for additional coverage beyond the standard assurance period. Extended warranties are service-type warranties and represent distinct performance obligations. Revenue from extended warranties is recognized over time, generally on a straight-line basis over the coverage period.

Engineering and Professional Services

Engineering and professional services provided under statements of work represent distinct performance obligations satisfied over time, using the milestone method.

Other Revenue

Other revenue includes support and repairs. Revenue is recognized at a point in time depending on the nature of the service and transfer of control.

Contract Assets

Accounts receivable represent unconditional rights to consideration and are recorded when the Company has satisfied its performance obligations and has the right to invoice the customer. Contract assets represent conditional rights to consideration for goods or services transferred to customers but not yet billed. Contract liabilities represent amounts billed to customers or collected in advance of the Company satisfying its performance obligations.

Contract Liabilities

Deferred revenue represents amounts billed to customers or collected in advance of the Company satisfying its performance obligations under customer contracts. Deferred revenue primarily relates to extended warranties, customer prepayments on sales orders, and service-type arrangements for which revenue is recognized over time.

Deferred revenue is recorded as a contract liability when consideration is received or billable prior to the transfer of control of the related goods or services. The Company recognizes deferred revenue as revenue when the related performance obligations are satisfied, which is generally on a straight-line basis over the applicable service or warranty period.

Deferred revenue expected to be recognized within twelve months is classified as current, with the remainder classified as noncurrent. Deferred revenue is not discounted, as the Company’s contracts do not include a significant financing component.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Contract Costs – Sales Commissions

The Company pays sales commissions which are earned upon successful delivery of hardware units to customers. Commissions are typically paid in the month following the finalization of the underlying sales order. Since commissions are earned only upon fulfillment of a sales order rather than at contract inception, they are not considered incremental costs of obtaining a contract. Accordingly, the Company accounts for these commissions as contract fulfillment costs and capitalizes them when the related sales order is accepted. The resulting commission asset is amortized in a manner consistent with the pattern of transfer of the related hardware units (typically upon delivery or in proportion to multi-shipment deliveries). The Company reassesses recoverability of capitalized commission assets each period.

Post-Retirement Benefits

The Company maintains a defined contribution 401(k) plan for substantially all employees as of December 31, 2025 and 2024. Under the plan, employees may elect to defer up to 100% of their eligible compensation, subject to annual contribution limits established by the Internal Revenue Service. The Company provides a matching contribution of up to 3% of eligible employee compensation under the plan. The Company recognized 401(k) matching contribution expense of $155,023 and $122,181 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company will be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC Topic 740, Income Taxes (“ASC 740”), on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statements of operations. As of December 31, 2025 and 2024, no accrued interest or penalties are included in the balance sheets.

Net Loss Per Share

The Company has multiple classes of equity outstanding, including common stock, Series Founders and Friends Preferred stock (“FF Preferred Stock”), and several series of convertible preferred stock. The Company applies the two-class method when computing net loss per share attributable to common unitholders in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). Under ASC 260, entities that have multiple classes of common stock or have issued securities other than common stock that participate in dividends with common stock (i.e., participating securities) are required to apply the two-class method to compute earnings per share (“EPS”).

The Company’s FF Preferred Stock is a participating security as it has contractual rights to share, on a non-converted basis, in dividends and in residual liquidation proceeds alongside common stockholders. The Company applies the two-class method to allocate net income between holders of common stock and FF Preferred Stock in periods in which the Company reports net income, however in periods of net loss, no allocation of losses is made to the FF Preferred Stock, as such securities are not contractually obligated to absorb losses. As a result, all net loss is attributable to common stockholders.

The Company’s other series of preferred stock are not participating securities, as they are entitled to receive the greater of a liquidation preference or amounts received on an as-converted basis and do not otherwise share in current-period earnings or losses unless converted.

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive net loss per share excludes all potential common shares if their effect is anti-dilutive.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation. Stock-based awards, including stock options, are measured at fair value on the grant date. The fair value of stock options is estimated using the Black-Scholes option-pricing model, which requires the use of assumptions including the expected term of the award, expected volatility, risk-free interest rate, and expected dividend yield. The expected term is estimated based on historical exercise behavior and vesting terms. Since the Company’s common stock is not publicly traded, expected volatility is based on the historical volatility of comparable publicly traded companies with similar characteristics. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for terms commensurate with the expected life of the awards. The expected dividend yield is zero, as the Company has not historically declared dividends and does not anticipate declaring dividends in the foreseeable future. Stock-based compensation expense is measured at grant-date fair value and recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company accounts for forfeitures as they occur.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Preferred Stock

The Company has issued Series Founders and Friends (“FF”) Preferred stock that is classified as permanent equity in the accompanying balance sheets as of December 31, 2025 and 2024. The Series FF Preferred stock is not redeemable, does not contain any mandatory or conditional redemption provisions outside the Company’s control, and does not require cash settlement. The FF Preferred Stock participates pro rata with Common Stock on dividends and liquidation on an as-converted basis.

The Company has also issued convertible preferred stock that is classified as temporary equity in the accompanying balance sheets as of December 31, 2025 and 2024 as the majority of the Company’s board of directors own preferred stock. Since the preferred stock is redeemable upon the occurrence of an event for which redemption is subject to approval by the board that is majority-controlled by preferred stockholders, the preferred stock is presented outside of permanent equity in the temporary equity section of the balance sheets as of December 31, 2025 and 2024. See Note 14 for additional disclosures.

At the time of issuance, the Company evaluated the embedded conversion and redemption features associated with all of its preferred shares and concluded that separate accounting for these features was not required.

Warrants Issued in Connection with Debt

In connection with certain loan agreements the Company issued warrants to purchase shares of its common stock. The Company evaluated the warrant terms in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC Topic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815”) to determine if the warrants are either equity-classified instruments or liability-classified instruments. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all the requirements for equity classification under ASC Topic 815, including whether the warrants are indexed to our Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance. As of December 31, 2025 and 2024, the warrants are equity classified and recorded in additional paid-in capital at their grant-date fair values. The fair value of the warrants was determined using the Black-Scholes option-pricing model, which incorporates assumptions related to the fair value of the underlying common stock, expected volatility, expected term, risk-free interest rate, and dividend yield. The warrants are not subject to subsequent remeasurement.

Proceeds from the debt issuance were allocated between the debt instrument and the accompanying warrants based on their relative fair values, with the amount allocated to the warrants recorded as a debt discount and amortized to interest expense over the term of the debt using the effective interest method.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Substantially all of the Company’s cash and cash equivalents are maintained in commercial banks. At various times throughout the period, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts.

Customer and Vendor Concentration

Credit risk with respect to receivables is somewhat concentrated because the Company serves customers in certain industrial segments; however, the Company performs credit evaluations, monitors customer payment performance, and may require advance payments in some cases.

For the year ended December 31, 2025, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2024, two customers accounted for 16.5% and 10.4% of the Company’s revenue.

As of December 31, 2025, two customers accounted for 27.7% and 11.8% of the Company’s accounts receivable. As of December 31, 2024, one customer accounted for 35.6% of the Company’s accounts receivable.

For the year ended December 31, 2025, purchases from two suppliers accounted for 18.7% and 15.4% of the Company’s total purchases. For the year ended December 31, 2024, purchases from two suppliers accounted for 18.1% and 12.8% of the Company’s total purchases.

As of December 31, 2025, two vendors accounted for 36.3% and 18.4% of the Company’s accounts payable. As of December 31, 2024, three vendors accounted for 43.5%, 13.9% and 13.8% of the Company’s accounts payable.

Fair Value Measurement

The Company measures certain financial and nonfinancial assets and liabilities at fair value on either a recurring or non-recurring basis in accordance with ASC Topic 820, Fair Value Measurement (“ASC 820”). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value into the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices included in Level 1

Level 3 – Unobservable inputs supported by little or no market activity

The Company’s fair value measurements are primarily non-recurring and relate to the valuation of equity-classified warrants issued in connection with debt and the grant-date fair value of stock-based compensation awards. The fair value of equity-classified warrants and stock options is estimated using option-pricing models that incorporate Level 3 inputs, including expected volatility, expected term, risk-free interest rate, and expected dividend yield.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company accounts for its SAFE note under the fair value option under ASC Topic 825-10, Financial Instruments (“ASC 825-10”). As of December 31, 2025, there was no SAFE note outstanding. As of December 31, 2024, estimated fair value of the SAFE note held under the fair value option was $4,500,000. The fair value of the SAFE note is measured at fair value using a probability-weighted scenario model that reflects expected conversion or settlement outcomes, discounted to present value based on market-participant assumptions. The SAFE note obligation held under the fair value option is categorized as a Level 3 instrument.

Commitments and Contingencies

The Company reserves for contingent liabilities based on ASC Topic 450, Contingencies, when it determines that a liability, including the legal costs associated with this liability, is probable and reasonably estimable. From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of the business; however, unless otherwise noted, there are no claims or actions pending or threatened against the Company that, if adversely determined, would in the Company's management's judgment have a material adverse effect on the Company.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosures about significant segment expenses and other segment items. The Company adopted this guidance during the year ended December 31, 2025. The adoption did not have a material impact on the Company’s financial statements or disclosures as the Company operates as a single reportable segment.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires additional qualitative and quantitative income tax disclosures, including disaggregation of income taxes paid and enhanced rate reconciliation disclosures. The Company adopted this guidance on a retrospective basis during the year ended December 31, 2025. The adoption did not impact the Company’s financial statements; instead it resulted in expanded income tax disclosures.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and liabilities acquired in a business combination to be recognized in accordance with ASC 606. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”). This standard clarifies the guidance in determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a SPAC. ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. The ASU is effective for all annual reporting periods (and interim periods in annual reporting periods) beginning after December 15, 2026. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). The Company is currently assessing the impact of adopting this standard on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028, and should be applied on a retrospective or prospective basis, with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The update introduces a practical expedient and accounting policy election for estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions under ASC 606, including those acquired in a business combination. The guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which clarifies interim reporting requirements and compiles disclosure obligations drawn from other Topics to promote greater consistency across entities. The guidance is effective January 1, 2028, with early adoption permitted. The Company does not expect the adoption of this standard to have a material effect on interim reporting.

Management has evaluated other recently issued accounting standards and concluded that they do not have a material impact on the Company’s financial position, results of operations, or cash flows.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

3. Revenue

Disaggregation of Revenue

For the years ended December 31, 2025 and 2024, revenue was disaggregated as follows:

	2025	2024
Product revenue, net:
Hardware	$9,883,860	$5,978,019
Total product revenue, net	9,883,860	5,978,019

Service revenue:
Warranty	25,684	29,240
Engineering and professional services	1,656,355	1,034,970
Other revenue	19,492	127,360
Total service revenue	1,701,531	1,191,570

Total revenue, net	$11,585,391	$7,169,589

Contract Balances

The following table presents the balances of accounts receivable and contract liabilities as of December 31, 2025 and 2024:

	2025	2024
Accounts receivable, net	$2,770,561	$1,193,489
Contract liabilities	$125,215	$133,875

As of December 31, 2025 and 2024, current deferred revenue totaled $125,215 and $133,875, respectively, and is included in current liabilities. The Company expects to recognize this amount as revenue over the related service and coverage periods, generally within the next 12 months. Deferred revenue activity for the years ended December 31, 2025 and 2024 is summarized as follows:

	2025	2024

Balance at beginning of year	$133,875	$290,012
Billings in advance of revenue recognition	1,349,183	1,053,745
Revenue recognized	(1,357,843)	(1,209,882)
Total deferred revenue	$125,215	$133,875

Revenue recognized during the year ended December 31, 2025, that was included in deferred revenue at January 1, 2025 was $115,043. Revenue recognized during the year ended December 31, 2024, that was included in deferred revenue at January 1, 2024 was $263,861.

4. Accounts Receivable, Net

Accounts receivable, net, consisted of the following at December 31, 2025 and 2024:

	2025	2024

Accounts receivable	$2,899,948	$1,248,509
Less: allowance for credit losses	(129,387)	(55,020)
Total accounts receivable, net	$2,770,561	$1,193,489

5. Inventory, Net

Inventory consisted of the following at December 31, 2025 and 2024:

	2025	2024

Finished goods	$450,582	$606,111
Raw materials	940,379	559,568
Total inventory	1,390,961	1,165,679
Inventory reserves	(126,848)	(51,834)
Inventory, net	$1,264,113	$1,113,845

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Included above is inventory held at an offsite location for the Company’s wireless safety control devices. The inventory held at a third-party location as of December 31, 2025 and 2024 was $516,143 and $167,192, respectively.

Inventory deposits are included above for advance payments to suppliers for inventory for which the Company has obtained rights but delivery has not yet occurred and the amount totaled $69,514 and $133,819 as of December 31, 2025 and 2024, respectively.

The Company performs monthly and quarterly physical counts, reconciles to perpetual records, and records adjustments as needed. The Company maintains a slow-moving and obsolescence reserve, reassessed quarterly based on inventory aging and qualitative factors. Changes in the reserve are recorded in cost of revenues. Inventory reserves totaled $126,848 and $51,834 as of December 31, 2025 and 2024, respectively.

The following table presents a roll forward of the inventory reserve for the years ended December 31, 2025 and 2024:

	2025	2024

Balance at the beginning of the period	$51,834	$62,536
Additions	116,031	42,835
Write off of inventory	(41,017)	(53,537)
Balance at the end of the period	$126,848	$51,834

6. Prepaid Expenses

Prepaid expenses consisted of the following at December 31, 2025 and 2024:

	2025	2024

Subscriptions and software	$288,602	$197,273
Commissions	318,742	266,317
Advanced payments	74,661	22,262
Insurance	22,151	19,730
Dividends receivable	18,386	11,898
Other	8,340	11,439
	$730,882	$528,919

7. Property and Equipment, Net

Property and equipment, net, consisted of the following at December 31, 2025 and 2024:

	2025	2024

Equipment	$352,166	$329,263
Office furniture and equipment	191,150	191,150
Computer equipment	245,927	227,843

	789,243	748,256

Less: accumulated depreciation and amortization	(553,380)	(425,679)
Total	$235,863	$322,577

Depreciation expense for the years ended December 31, 2025 and 2024 was $127,701 and $140,136, respectively. For the year ended December 31, 2025, $33,380, $19,056 and $75,265 were recorded within cost of revenues, research and development, and general and administrative expenses in statements of operations, respectively. For the year ended December 31, 2024, $16,532, $18,904 and $104,700 were recorded within cost of revenues, research and development, and general and administrative expenses in statements of operations, respectively. There were no disposals for the years ended December 31, 2025 and 2024.

8. Intangible Assets, Net

Intangible assets, net, consisted of the following at December 31, 2025 and 2024:

	2025	2024

Patents	$760,480	$639,738
Less: accumulated depreciation and amortization	(63,373)	(30,845)
Total	$697,107	$608,893

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Amortization expense for the years ended December 31, 2025 and 2024 was $32,528 and $24,844, respectively, and is included within general and administrative expense in the statements of operations.

As of December 31, 2025, expected amortization expense over the remaining intangible asset lives is as follows:

Year Ending December 31,
2026	$26,459
2027	31,995
2028	35,163
2029	35,860
2030	35,860
Thereafter	531,770
Total	$697,107

For the years ended December 31, 2025 and 2024, the Company recorded a loss on disposal of identifiable intangible assets totaling $31,557 and $12,090, respectively, which is included within general and administrative in the statements of operations. The disposal primarily related to assets that were expired or abandoned and no longer expected to provide future economic benefit.

9. Accrued Expenses

Accrued expenses consisted of the following at December 31, 2025 and 2024:

	2025	2024

Accrued sales tax	$54,517	$94,078
Accrued contractor-related expenses	158,691	78,182
Credit card liabilities	110,100	81,557
Accrued payroll related expenses	139,697	153,670
Accrued interest	4,705	22,799
Accrued insurance related expenses	29,986	19,514
Accrued facility related expenses	16,200	17,796
Customer related expenses	146,027	27,230
Deferred cost	-	70,000
Accrued tariffs	24,164	-
Accrued other expenses	49,756	43,514
	$733,843	$608,340

10. Leases

The Company’s Office Lease is under a non-cancelable operating lease. The base term is 7 years and 5 months with an optional 5-year extension. The lease does not transfer ownership and does not contain a bargain purchase option, the term is not a major portion of the economic life of the underlying asset, the present value of lease payments is not substantially all the fair value, and the asset is not specialized.

Future minimum lease payments under noncancelable operating lease as of December 31, 2025, are as follows:

Years Ending December 31,	Operating Leases
2026	$316,198
2027	322,045
2028	300,120
Total minimum future lease payments	938,363
Less: imputed interest	(96,255)
Total operating lease liability	842,108
Less: current operating lease liability	(262,141)
Total long-term operating lease liability	$579,967

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024, total operating lease expense was $277,118, which is included in general and administrative expenses in the accompanying statements of operations. The Company also incurred variable lease costs, primarily related to real estate taxes and utilities, which are not included in the measurement of the lease liability and are expensed as incurred. Variable lease costs totaled $58,207 and $57,432 for the years ended December 31, 2025 and 2024, respectively. There were no new right-of-use assets obtained in exchange for lease liabilities for the years ended December 31, 2025 and 2024.

The weighted-average remaining lease term as of December 31, 2025, is 2.8 years and the weighted-average incremental borrowing rate used is 7.75%. The weighted-average remaining lease term as of December 31, 2024, is 3.8 years and the weighted-average incremental borrowing rate used is 7.75%.

Cash payments made for the lease and presented in operating on the statement of cash flows are $368,559 and $361,937 for the years ended December 31, 2025, and 2024, respectfully.

11. Debt

On March 16, 2023, the Company entered into an Amended and Restated Loan and Security Agreement with Silicon Valley Bank (“SVB”) which provided for a delayed draw term loan available in two tranches, Term A for up to $3,500,000 and Term B for up to $3,000,000 which is available only after certain milestones are met. The delayed draw term loan had a maturity date of March 1, 2027. Borrowings under the term loan bore interest at a floating rate equal to the greater of 7.75% or the Prime Rate plus 0.75%. Repayment of principal was to begin on April 1, 2024 and is made in 36 equal monthly principal installments and a balloon payment at maturity. The facility was secured by substantially all of the Company’s assets.

On March 17, 2023, the Company made a borrowing of $2,400,000 under its delayed draw term loan.

On April 1, 2024 the Company entered into a First Amendment to the Amended and Restate Loan and Security Agreement which deferred principal payments from April 1, 2024 through September 1, 2024. Beginning October 1, 2024, the Company must repay all deferred principal plus resume regular payments through maturity. Further, the Company entered into an intellectual property security agreement further collateralizing its borrowings. As of December 31, 2024, the Company had $3,126,400 outstanding under its term loan, net of debt discount and issuance costs of $23,600, of which $1,400,000 is classified as current and the remainder as long term.

In December 2025, the Company repaid all outstanding amounts under the SVB loan in connection with entering into a new credit facility with Stifel Bank (“Stifel”). The outstanding balance under the SVB loan at payoff was $1,764,281, including accrued interest and fees. Upon repayment, the SVB loan agreement was terminated, and the related security interests were released.

On December 29, 2025, the Company entered into a Loan and Security Agreement with Stifel Bank that provides for a credit facility consisting of (i) a delayed draw term loan of up to $3,000,000 and (ii) a revolving line of credit of up to $1,000,000. Borrowings under the facility bear interest at a floating rate equal to the greater of (i) the Prime Rate plus 0.50% or (ii) 5.00% per annum. Interest is payable monthly. The term loan is available for draw through October 31, 2026, and any outstanding borrowings will amortize in equal monthly installments beginning after the draw period and continuing through the term loan maturity date of April 1, 2029, unless extended in accordance with the terms of the agreement. The revolving line of credit matures on September 30, 2027. The Stifel credit facility is secured by a first-priority security interest in substantially all of the Company’s assets.

The credit agreement contains customary affirmative and negative covenants, including restrictions on additional indebtedness, liens, dividends, and certain other corporate actions. The agreement also requires the Company to maintain a minimum cash-over-debt ratio of 1.50. As of December 31, 2025, the Company was in compliance with all covenants.

On December 30, 2025, the Company made a borrowing of $1,764,281 under its delayed draw term loan, net of fees of $50,553. As of December 31, 2025, the Company had $1,703,086 outstanding for long term debt, net of debt discount and issuance costs of $61,195.

Future principal payments on long-term debt as of December 31, 2025 are as follows:

Year Ending December 31,
2026	$117,619
2027	705,712
2028	705,712
2029	235,238
Total	$1,764,281

For the years ended December 31, 2025 and 2024, interest expense on total long-term debt was $221,404 and $349,718, respectively. These interest expense amounts include amortization of discounts and issuance costs of in the amount of $23,736 and $32,302 for the years ended December 31, 2025 and 2024, respectively.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

12. SAFE Note

On December 6, 2024, the Company issued a SAFE note to an investor for cash proceeds of $4,500,000. Issuance costs of $25,643 for the SAFE note were expensed immediately and are recorded in general and administrative expense within the statements of operations.

The SAFE note was issued on December 6, 2024, and remeasured at fair value as of December 31, 2024. Management evaluated whether any changes in facts or circumstances occurred between the issuance date and the measurement date that would significantly affect the fair value of the SAFE note, including changes in the Company’s valuation, capital structure, probability or timing of a qualifying financing, contractual terms, or relevant market conditions. Management determined that no such changes occurred during the period. Accordingly, no material change in fair value was recorded.

As of December 31, 2024, the fair value of the SAFE note was $4,500,000, which is included in current liabilities on the balance sheet.

In 2025, upon the closing of a qualified equity financing, the SAFE note converted into 4,585,286 shares of the Company’s Series B-2 Preferred Stock in accordance with the terms of the agreement. Upon conversion, the fair value of the SAFE note was reclassified to equity. As a result of the conversion, the SAFE note was no longer outstanding as of December 31, 2025.

13. Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. There were no assets carried at fair value as of December 31, 2025 and 2024. There were no liabilities carried at fair value as of December 31, 2025.

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
SAFE note at fair value	$-	$-	$4,500,000	$4,500,000
Total liabilities	$-	$-	$4,500,000	$4,500,000

There have been no changes in valuation techniques and related inputs. For the years ended December 31, 2025 and 2024, there were no transfers between Level 1, Level 2 and Level 3.

	As of December 31, 2025	As of December 31, 2024
	SAFE Note at Fair Value	SAFE Note at Fair Value

Balance as of beginning of period	$4,500,000	$-
Issuance (fair value on issuance date)	-	4,500,000
Conversion to Series B-2 Preferred Stock	(4,500,000)	-
Balance as of end of period	$-	$4,500,000

Due to the contractual terms of the SAFE note and the valuation assumptions applied in measuring fair value, no change in the fair value was recognized between the issuance date and the conversion date.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

14. Stockholders’ Equity

Common Stock

As of December 31, 2025 and 2024, the Company is authorized to issue 67,400,000 and 53,500,000 shares of common stock, $0.00001 par value per share, respectively. As of December 31, 2025 and 2024, the Company had 17,641,559 and 17,558,159 shares of Common Stock issued and outstanding, respectively.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, subject to the rights of holders of preferred stock. Common stockholders are entitled to receive dividends when and if declared by the Board of Directors, subject to any preferential rights of preferred stockholders. In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to receive the remaining assets of the Company after satisfaction of all liabilities and preferential distributions to preferred stockholders. No dividends were declared or paid for the years ended December 31, 2025 and 2024.

Convertible Preferred Stock

Shares Authorized, Issued and Outstanding

The Company has authorized multiple series of preferred stock, including Series Seed Junior Prime, Series Seed 2 Junior Prime, Series B Junior Prime, Series B Senior Prime, Series B-1 Preferred, Series B-2 Preferred, and Series FF Preferred. Certain series of preferred stock have no authorized shares outstanding.

As of December 31, 2025, convertible preferred stock consisted of the following series each with a par value of $0.00001 per share:

	Shares Authorized	Shares Issued and Outstanding

Series Seed Junior Prime Preferred (PSSJP) Stock	692,625	692,625
Series Seed 2 Junior Prime Preferred (PSS2JP) Stock	3,919,064	3,919,064
Series B Junior Prime Preferred (PBJP) Stock	671,939	671,939
Series B Senior Prime Preferred (PBSP) Stock	4,866,669	4,866,669
Series B-1 Preferred (PB1) Stock	12,090,196	12,090,196
Series B-2 Preferred (PB2) Stock	13,246,383	12,934,916
Series FF (PFF) Stock	607,319	607,319
Total Preferred	36,094,195	35,782,728

As of December 31, 2024, convertible preferred stock consisted of the following series each with a par value of $0.00001 per share:

	Shares Authorized	Shares Issued and Outstanding

Series Seed Junior Prime Preferred (PSSJP) Stock	692,625	692,625
Series Seed 2 Junior Prime Preferred (PSS2JP) Stock	3,919,064	3,919,064
Series B Junior Prime Preferred (PBJP) Stock	671,939	671,939
Series B Senior Prime Preferred (PBSP) Stock	4,866,669	4,866,669
Series B-1 Preferred (PB1) Stock	14,571,596	12,090,196
Series FF (PFF) Stock	607,319	607,319
Total Preferred	25,329,212	22,847,812

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The holders of the Series FF preferred stock have the following rights, preferences and privileges:

Liquidation Preference

Holders of Series FF preferred stock have no priority over common stock with respect to liquidation. Upon liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive an amount equal to their respective original issue prices, plus any declared but unpaid dividends, prior to any distributions to holders of common stock

Conversion

Each share of Series FF preferred stock is convertible into shares of common stock at the option of the holder, initially on a one-for-one basis, subject to adjustments for stock splits, stock dividends, combinations, and similar events. Conversion may occur automatically upon the occurrence of certain events, including a qualified public offering, as defined in the Company’s Certificate of Incorporation. In addition, upon the consummation of a qualified equity financing in which the Company issues a new series of preferred stock, the FF Preferred Stock will automatically convert into such newly issued preferred stock at a conversion ratio designed to preserve the relative economic ownership of the holders of FF Preferred Stock.

Voting

Holders of Series FF preferred stock generally vote together with holders of common stock on an as-converted basis and does not have separate class voting rights.

Dividends

Holders of Series FF preferred stock have no priority over holders of common stock with respect to dividends. Dividends on Series FF preferred stock are non-cumulative and are payable when, as, and if declared by the Board of Directors and are paid pro rata with common stock.

The holders of the remaining preferred stock have the following rights, preferences and privileges:

Liquidation Preference

Holders of preferred stock have priority over holders of common stock with respect to liquidation. Upon liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive an amount equal to their respective original issue prices, plus any declared but unpaid dividends, prior to any distributions to holders of common stock. As of December 31, 2025, the aggregate liquidation preference was $47,911,777, consisting of $12,694,327 for Series B-2 Prime Preferred, $6,222,824 for Series B-1 Preferred, $18,650,000 for Series B Senior Prime Preferred, $2,574,998 for Series B Junior Prime Preferred, $7,269,629 for Series Seed 2 Junior Prime Preferred, and $499,999 for Series Seed Junior Prime Preferred. As of December 31, 2024, the aggregate liquidation preference was $35,217,450, consisting of, $6,222,824 for Series B-1 Preferred, $18,650,000 for Series B Senior Prime Preferred, $2,574,998 for Series B Junior Prime Preferred, $7,269,629 for Series Seed 2 Junior Prime Preferred, and $499,999 for Series Seed Junior Prime Preferred.

Conversion

Each share of preferred stock is convertible into shares of common stock at the option of the holder, initially on a one-for-one basis, subject to adjustments for stock splits, stock dividends, combinations, and similar events. Conversion may occur automatically upon the occurrence of certain events, including a qualified public offering, as defined in the Company’s Certificate of Incorporation.

Voting

Holders of preferred stock generally vote together with holders of common stock on an as-converted basis, except as otherwise required by law or as provided in the Certificate of Incorporation, which grants certain protective provisions requiring separate class or series approval for specified corporate actions.

Dividends

Holders of preferred stock have priority over holders of common stock with respect to dividends. Dividends on preferred stock are non-cumulative and are payable when, as, and if declared by the Board of Directors. No dividends may be paid on common stock unless dividends are also paid on preferred stock in accordance with the Certificate of Incorporation.

15. Stock-Based Compensation

The Company maintains the 2018 Equity Incentive Plan (the “Plan”), which was adopted on September 13, 2018, and subsequently amended on December 21, 2018, and January 25, 2021. The purpose of the Plan is to provide incentives to attract, retain, and motivate employees, directors, and consultants by allowing them to participate in the Company’s future performance through equity awards.

Under the Plan, the Company may grant stock options, restricted stock, restricted stock units, and stock appreciation rights. As of December 31, 2025 and 2024, a total of 10,807,506 shares of common stock are reserved for issuance under the Plan. Awards may be granted to employees, officers, directors, and consultants of the Company. Stock options granted under the Plan generally expire ten years from the date of grant and the expiration dates vary ranging from 2029 through 2035. The Plan itself will terminate ten years after its adoption, unless earlier terminated by the Board of Directors or extended via Plan amendment by the Board of Directors.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2025, stock-based compensation expense of $134,995 was recorded of which $31,490, $16,015 and $87,490 was recorded within research and development, sales and marketing, and general and administrative operating expenses, respectively, within the statements of operations.

For the year ended December 31, 2024, stock-based compensation expense of $108,558 was recorded of which $25,323, $12,879 and $70,356 was recorded within research and development, sales and marketing, and general and administrative operating expenses, respectively, within the statements of operations.

Stock option activity for the years ended December 31, 2025 and 2024, is as follows:

	Options Issued	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Options outstanding - December 31, 2023	2,345,201	$0.93	-	6.01	$1,235,721
Granted	5,583,715	0.07	0.03	-	-
Forfeited	(459,855)	0.57	0.22	-	-
Exercised	(7,264)	0.13	-	-	-
Expired (vested)	(666,963)	0.87	-	-	-
Options outstanding - December 31, 2024	6,794,834	$0.16	-	8.65	$-

Options vested and exercisable December 31, 2024	2,773,144	$0.22	-	7.77	$-

Options outstanding - December 31, 2024	6,794,834	$0.16	-	8.65	$-
Granted	548,523	0.31	0.13	-	-
Forfeited	(325,056)	0.20	0.08	-	-
Exercised	(83,400)	0.07	-	-	-
Expired (vested)	(260,971)	0.48	-	-	-
Options outstanding - December 31, 2025	6,673,930	$0.15	-	7.55	$1,317,240

Options vested and exercisable December 31, 2025	5,242,031	$0.15	-	7.25	$1,059,182

As of December 31, 2025, total unrecognized stock-based compensation cost related to unvested stock options was $74,366. This cost is expected to be recognized over a weighted-average period of 1.5 years.

The fair value of options granted during the years ending December 31, 2025 and December 31, 2024, was $72,199 and $166,561 respectively, and was estimated at the grant date based on the Black-Scholes option pricing model with the following weighted-average assumptions:

	2025	2024
Expected terms (in years)	5.6	5.5
Expected volatility	39.7%	37.7%
Risk free interest rate	3.8%	4.5%
Expected dividend yield	0%	0%

Expected volatility was estimated based on the historical volatility of guideline public companies in the Company’s industry, as the Company is privately held and does not have its own trading history.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

16. Warrants

In connection with certain loan agreements entered into with SVB and Stifel, the Company issued warrants to purchase shares of its common stock. The warrants provide the holder with the right to purchase a fixed number of shares, with adjustments limited to customary anti-dilution provisions for stock splits, stock dividends, and similar events of the Company’s common stock at stated exercise prices and expire on various dates as specified in the respective warrant agreements. The warrants are not mandatorily redeemable and do not provide the holders with any rights to require cash settlement. The warrants contain fixed exercise prices and fixed share quantities. Upon exercise, the warrants are settled exclusively through the issuance of shares of common stock. The warrants were fully vested upon issuance and are exercisable at any time through the expiration date. The warrants were classified as equity at issuance and are presented as permanent equity in the accompanying balance sheets. The Company has sufficient authorized and unissued shares available to satisfy settlement of the warrants.

Warrants outstanding as of December 31, 2025 and 2024, were as follows:

				As of December 31, 2024	Issued	Expired	Exercised	As of December 31, 2025
Holder	Date of issuance	Expiration Date	Exercise Price	Number of warrants	Number of warrants	Number of warrants	Number of warrants	Number of warrants
SVB	March 18, 2019	March 18, 2029	0.01	83,324	-	-	-	83,324
SVB	March 29, 2021	March 29, 2031	0.56	32,671	-	-	-	32,671
SVB	March 16, 2023	March 16, 2033	1.17	23,621	-	-	-	23,621
Stifel	December 29, 2025	December 29, 2035	0.31	-	47,984	-	-	47,984
				139,616	47,984	-	-	187,600

17. Net Loss Per Share

EPS is computed as net loss available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through convertible preferred stock, stock warrants and stock options.

	Years Ended
	December 31,
	2025	2024
Numerator:
Net loss attributable to common stockholders	$(4,596,055)	$(5,495,641)

Denominator:
Weighted average common shares outstanding—basic	17,584,436	17,469,261

Weighted average common shares outstanding—diluted	17,584,436	17,469,261

Loss per share:
Basic	$(0.26)	$(0.31)
Diluted	$(0.26)	$(0.31)

Certain outstanding common share equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented as including them would have been anti-dilutive. A summary of those outstanding common share equivalents is presented in the following table:

	Years Ended
	December 31,
	2025	2024

Series Seed Junior Prime Preferred (PSSJP) Stock	692,625	692,625
Series Seed 2 Junior Prime Preferred (PSS2JP) Stock	3,919,064	3,919,064
Series B Junior Prime Preferred (PBJP) Stock	671,939	671,939
Series B Senior Prime Preferred (PBSP) Stock	4,866,669	4,866,669
Series B-1 Preferred (PB1) Stock	12,090,196	12,090,196
Series B-2 Preferred (PB2) Stock	12,934,916	-
Warrants to purchase common stock	80,636	71,421
Options to purchase common stock	3,416,716	-
Total potentially dilutive securities	38,672,761	22,311,914

For the years ended December 31, 2025 and 2024, the number of shares on which basic and diluted loss per share is calculated was the same as a result of the net loss incurred in the period.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

18. Income Taxes

The Company’s pretax loss in the years ended December 31, 2025 and 2024 was entirely generated in the U.S. Accordingly, the Company recorded no current or deferred income tax expense for the years ended December 31, 2025 and 2024 due to existence of a full valuation allowance against its net deferred tax assets.

The Company paid no federal or state income taxes during the years ended December 31, 2025 and 2024.

A reconciliation of the U.S. statutory federal income tax rate to the Company’s effective tax rate, expressed as a percentage of pretax loss is as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Amount	Percent	Amount	Percent
Pretax loss	$(4,596,055)		$(5,495,641)

U.S. federal statutory tax rate	(965,171)	21.0%	(1,154,085)	21.0%
State and local income taxes, net of federal benefit	-	0.0%	-	0.0%
Tax credits:
Research and development credits	(192,500)	4.2%	(114,153)	2.1%
Change in valuation allowance	1,126,262	(24.5)%	1,252,264	(22.8)%
Nontaxable or nondeductible items:
Other	22,521	(0.5)%	17,637	(0.3)%
Other adjustments:
Other	8,888	(0.2)%	(1,663)	0.0%
Total	$-	0.0%	$-	0.0%

The components of the Company’s deferred tax assets (liabilities) consisted of the following:

	Years Ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$9,096,272	$7,040,847
General business credits	2,187,937	1,995,438
Intangible assets	2,953,380	4,310,052
Lease liabilities	206,801	270,323
Other items	67,870	10,286
Total deferred tax assets before valuation allowance	14,512,260	13,626,946
Valuation allowance	(14,337,409)	(13,374,053)
Net deferred tax assets	$174,851	$252,893

Deferred tax liabilities:
Right to use assets	$(174,851)	$(252,893)
Total deferred tax liabilities	$(174,851)	$(252,893)

Net deferred tax position	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considered all available evidence, including the Company’s cumulative losses in recent years and expected future operating results, and has concluded a full valuation allowance is required against the Company’s net deferred tax assets because it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company increased its valuation allowance by $963,357 and $1,687,850 as of December 31, 2025 and 2024, respectively.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2025, the Company had the following tax attribute carryforwards available to offset future taxable income:

Federal net operating losses	$29,447,031
State net operating losses (post-apportionment)	$16,189,082
Federal research and development tax credits	$1,680,056
State research and development tax credits	$315,382

Federal net operating losses generated after 2017 may be carried forward indefinitely but may only offset up to 80% of taxable income in future years. State net operating losses expire in various years depending on the jurisdiction. Federal research and development tax credits begin to expire in 2044 if not utilized.

The Company’s ability to utilize its net operating loss carryforwards and tax credit carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code and similar state provisions due to ownership changes. The Company is currently performing a Section 382 study to evaluate the potential impact of ownership changes on the utilization of these tax attributes. As of the date of issuance of the financial statements, the study has not been completed and the impact, if any, has not yet been determined.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination. Interest and penalties related to income taxes, if any, would be recorded as a component of income tax expense. As of December 31, 2025 and 2024, no uncertain tax positions have been recorded in the financial statements.

The Company files income tax returns in the United States and various state jurisdictions. The Company’s federal and state income tax returns remain subject to examination by taxing authorities for tax years 2021 through 2025.

19. Segments

The following table presents significant segment expenses for the Company’s single operating segment, along with a reconciliation to net loss:

	Year Ended December 31,
	2025	2024

Revenue	$11,585,391	$7,169,589
Less: Significant segment expenses
Cost of goods sold	3,911,402	2,115,980
Employee and consulting expenses	9,341,670	8,088,454
Legal fees	198,786	110,303
Interest expense	221,404	349,718
Plus: Other segment items*	(2,508,184)	(2,000,775)
Net Loss	$(4,596,055)	$(5,495,641)

*	Other segment items included in net loss primarily include other general and administrative expenses and other income (expense).

20. Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings, claims, and assessments arising in the ordinary course of business. Management assesses such matters on an ongoing basis, including consultation with legal counsel, and records a liability when it is probable that a loss has been incurred and the amount is reasonably estimated. As of December 31, 2025 and 2024, the Company was not involved in any material legal proceedings and is not aware of any threatened litigation and had no recorded loss contingencies.

21. Related Party Transactions

As of December 31, 2025 and 2024, a non-employee member of the Company’s Board of Directors was party to a consulting agreement with the Company, pursuant to which the Board member may receive compensation of up to $25,000 annually. The agreement is an annual contract, payable monthly beginning in 2025. For the year ended December 31, 2025, the Company recognized consulting expense of $24,704 under this agreement. No consulting expense was recognized for the year ended December 31, 2024.

FORT ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

In addition, as of December 31, 2025 and 2024, a non-employee member of the Company’s Board of Directors also served as a board member of two of the Company’s customers. For the years ended December 31, 2025 and 2024, the Company recognized revenue of $19,349 and $60,000, respectively, from these customers. As of December 31, 2025, total accounts receivable due from the two customers was $1,375. There were no accounts receivable outstanding as of December 31, 2024.

22. Subsequent Events

The Company has evaluated all events subsequent to December 31, 2025 through May 8, 2026, which represents the date these financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the financial statements other than those described below.

SAFE Agreement

On March 9, 2026, the Company entered into a SAFE agreement with an investor providing for a $3,000,000 investment commitment. The Company received the funds related to the SAFE agreement in April 2026. The SAFE agreement does not have a stated maturity date, does not bear interest, and does not provide the holder with voting rights prior to conversion. The SAFE agreement is subject to conversion into shares of the Company’s preferred stock upon the occurrence of a qualified equity financing and upon the occurrence of certain liquidity or dissolution events, the SAFE holder is entitled to receive a cash payment or conversion amount in accordance with the terms of the agreement.

Delayed Draw Term Loan

On March 31, 2026, the Company executed a $735,719 borrowing under the delayed draw term loan pursuant to the Loan and Security Agreement entered into on December 29, 2025. The Company received the funds from the delayed draw term loan borrowing in April 2026.

ANNEX A

MERGER AGREEMENT

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

NEWBURY STREET II ACQUISITION CORP

as SPAC,

HUGO MERGER SUB INC.,
as Merger Sub,

and

FORT ROBOTICS, INC.,
as the Company,

Dated as of August 17, 2026

i

4.4. Subsidiaries	A-21
4.5. Governmental Approvals	A-21
4.6. Non-Contravention	A-22
4.7. Financial Statements	A-22
4.8. Absence of Certain Changes	A-24
4.9. Compliance with Laws	A-24
4.10. Company Permits	A-24
4.11. Litigation	A-24
4.12. Material Contracts	A-24
4.13. Intellectual Property	A-26
4.14. Taxes and Returns	A-28
4.15. Real Property	A-30
4.16. Personal Property	A-30
4.17. Title to and Sufficiency of Assets	A-30
4.18. Employee Matters	A-31
4.19. Benefit Plans	A-32
4.20. Environmental Matters	A-34
4.21. Transactions with Related Persons	A-35
4.22. Insurance	A-35
4.23. Top Customers and Top Suppliers	A-36
4.24 Certain Business Practices	A-36
4.25. Investment Company Act	A-37
4.26. Finders and Brokers	A-37
4.27. Independent Investigation	A-37
4.28. Information Supplied	A-37
4.29. No Other Representations	A-38

V. COVENANTS	A-38
5.1. Access and Information	A-38
5.2. Conduct of Business of the Company	A-39
5.3. Conduct of Business of SPAC	A-42
5.4. Annual and Interim Financial Statements	A-44
5.5. SPAC Public Filings	A-44
5.6. No Solicitation	A-45
5.7. No Trading	A-46
5.8. Notification of Certain Matters	A-46
5.9. Efforts	A-46
5.10. Tax Matters	A-48
5.11. Further Assurances	A-48
5.12. The Registration Statement	A-49
5.13. Company Stockholder Meeting	A-50
5.14. Public Announcements	A-51
5.15. Confidential Information	A-51
5.16. Post-Closing Board of Directors and Executive Officers	A-52
5.17. Indemnification of Officers and Directors; Tail Insurance	A-53
5.18. Trust Account Proceeds	A-53
5.19. Transaction Financing	A-54

VI. Closing conditions	A-55
6.1. Conditions of Each Party’s Obligations	A-55
6.2. Conditions to Obligations of the Company	A-56

ii

6.3. Conditions to Obligations of SPAC	A-57
6.4. Frustration of Conditions	A-59

VII. TERMINATION AND EXPENSES	A-59
7.1. Termination	A-59
7.2. Effect of Termination	A-60
7.3. Fees and Expenses	A-61

VIII. TRUST WAIVER	A-61
8.1. Waiver of Claims Against Trust	A-61

Ix. MISCELLANEOUS	A-62

9.1. Non-Survival of Representations, Warranties and Covenants	A-62
9.2. Non-Recourse	A-62
9.3. Notices	A-62
9.4. Binding Effect; Assignment	A-63
9.5. Third Parties	A-63
9.6. Governing Law; Jurisdiction	A-63
9.7. WAIVER OF JURY TRIAL	A-63
9.8. Specific Performance	A-63
9.9. Severability	A-64
9.10. Amendment	A-64
9.11. Waiver	A-64
9.12. Entire Agreement	A-64
9.13. Interpretation	A-64
9.14. Counterparts	A-65
9.15. Legal Representation	A-65

X DEFINITIONS	A-66
10.1. Certain Definitions	A-66
10.2. Section References	A-79

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Sponsor Letter Agreement
Exhibit E	Sponsor Support Agreement
Exhibit F	Form of Subscription Agreement
Exhibit G	Form of Amended SPAC Articles
Exhibit H	Insider Letter Amendment

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 17, 2026 by and among (i) Newbury Street II Acquisition Corp, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “SPAC”), (ii) Hugo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“Merger Sub”) and (iii) Fort Robotics, Inc., a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, engages in the business of the development and provision of safety-certified control and secure communication systems for autonomous and semi-autonomous machines operating in physical environments (collectively, the “Business”);

B. SPAC owns all of the issued and outstanding equity interests of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. Prior to the consummation of the Merger (as defined below), SPAC shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation pursuant to and in accordance with Section 338 of the Delaware General Corporation Law (as amended, the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), on the terms and subject to the conditions set forth in this Agreement;

D. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of SPAC (the “Merger”), as a result of which each issued and outstanding security of the Company immediately prior to the effective time of the Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of the Company shall receive shares of common stock of the SPAC, in accordance with the applicable provisions of the DGCL, and all upon the terms and subject to the conditions set forth in this Agreement;

E. The boards of directors of SPAC and Merger Sub have each (i) determined that the Merger (preceded by the Domestication) and the other Transactions are fair, advisable and in the best interests of their respective companies and shareholders (or, in the case of Merger Sub, stockholder), (ii) approved this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Domestication and the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective shareholders (or, in the case of Merger Sub, stockholder) the approval and adoption of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, including the Domestication and the Merger (collectively, the “Transactions”) (in case of the recommendation of the board of directors of SPAC, the “SPAC Board Recommendation”);

F. The board of directors of the Company has (i) determined that the Merger and the other Transactions are fair, advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to the Company Stockholders the approval and adoption of this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Merger;

G. SPAC has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and certain holders of Company Stock (as defined below) set forth on Schedule 1.1 hereto sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any other class or series votes of the Company’s capital stock);

H. Contemporaneously with the execution and delivery of this Agreement, the Significant Company Holders have each entered into a Lock-Up Agreement with SPAC, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), each of which will become effective as of the Closing, in which the Significant Company Holders agreed not to effect any sale, distribution or transfer of the Merger Consideration Shares that they receive under this Agreement during the period commencing on the Closing Date and ending on the earlier of (A) the one-year anniversary of the Closing Date, (B) the date upon which the VWAP of the SPAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date and (C) the date upon which SPAC consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of SPAC Common Stock for cash, securities or other property;

I. Contemporaneously with the execution and delivery of this Agreement, SPAC will enter into Non-Competition and Non-Solicitation Agreements in favor of SPAC and the Company with each member of the Management Team, each of which shall be in a form to be mutually agreed upon among SPAC, the Company and each member of the Management Team (each, a “Non-Competition Agreement”), each of which will become effective as of the Closing;

J. Contemporaneously with the execution and delivery of this Agreement, the Company will enter into employment agreements with each member of the Management Team, each of which shall be in a form to be mutually agreed upon among SPAC, the Company and the applicable member of the Management Team (each, an “Employment Agreement”), each of which will become effective as of the Closing;

K.  In connection with the Closing, SPAC and certain of the Company Stockholders who are expected to be Affiliates of SPAC immediately after the Closing set forth on Schedule 1.2 hereto will enter into a Registration Rights Agreement, substantially in the form attached as Exhibit C hereto (the “Registration Rights Agreement”), pursuant to which such Company Stockholders will be granted certain registration rights with respect to their shares of SPAC Common Stock received as Merger Consideration hereunder, on the terms and subject to the conditions set forth therein;

L. Contemporaneously with the execution and delivery of this Agreement, SPAC and Sponsor have entered into a letter agreement, a copy of which is attached as Exhibit D (the “Sponsor Letter Agreement”);

M.  Contemporaneously with the execution and delivery of this Agreement, SPAC and Sponsor have entered into a letter agreement, a copy of which is attached as Exhibit F (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to vote to adopt and approve this Agreement and the Transactions;

N. Prior to or contemporaneously with the execution and delivery of this Agreement, SPAC has entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors (the “Initial PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from SPAC, and SPAC has agreed to issue and sell to each such Initial PIPE Investor, the number of shares of SPAC Common Stock set forth in the applicable Initial PIPE Subscription Agreement in exchange for an aggregate purchase price equal to Thirty-One Million Two Hundred Fifty Thousand Dollars ($31,250,000), such purchases to be consummated immediately prior to, or substantially concurrently with the Closing (as defined below) (the “Initial PIPE Financing”) pursuant to subscription agreements substantially in the form attached as Exhibit F;

O.       Contemporaneously with the execution and delivery of this Agreement, SPAC and the Company have entered into an amendment to the Insider Letter Agreement, a copy of which is attached as Exhibit H hereto (the “Insider Letter Amendment”), pursuant to which, up to 2,038,424 Founder Shares as are actually used to secure commitments for Initial PIPE Financing or any additional Transaction Financing and any transactions or arrangements into which the Company may enter into for the purpose of securing commitments from Public Shareholders not to redeem their Company shares at or prior to the Closing (or other agreements or arrangements with like effect) will be released from transfer restrictions, subject to and contingent upon the Closing;

P. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined below) and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a); and

P. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties shall cause the Merger to be consummated by filing on the Closing Date, a duly executed Certificate of Merger, in customary form and substance reasonably acceptable to the Company and SPAC, for the merger of Merger Sub with and into the Company (with any such addendums thereto, the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment. For U.S. federal income tax purposes, each of the Domestication and the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation (the “Surviving Corporation Organizational Documents”), except that the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be “Fort Robotics Holdings Inc.”.

1.6 Directors and Officers of the Surviving Corporation. From and after the Effective Time, (i) any directors and officers of Merger Sub shall resign, (ii) the directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each such director to hold office in accordance with the Surviving Corporation’s Organizational Documents, and (iii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each such officer to hold office in accordance with the Surviving Corporation’s Organizational Documents.

1.7 Company Preferred Stock Exchange. On or prior to the Closing Date, the holders of Company Preferred Stock shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter (the “Company Preferred Stock Exchange”).

1.8 Domestication of SPAC; Amendment to SPAC Organizational Documents.

(a) Prior to the Effective Time, SPAC shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands to the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to and in accordance with Part 12 of the Companies Act and the applicable provisions of the DGCL (the “Domestication”), and subject to the receipt of the approval by way of a special resolution passed by the holders of SPAC Class B Ordinary Shares (being those shareholders of the SPAC entitled to vote thereon) in accordance with the Organizational Documents of SPAC (the “SPAC Organizational Documents”) to the Domestication and its terms, SPAC shall adopt Organizational Documents for a Delaware corporation (the “Domestication Organizational Documents”), in a form to be mutually agreed by the SPAC and the Company (such consent not to be unreasonably withheld, conditioned or delayed). In connection with the Domestication, all of the issued and outstanding SPAC Securities shall remain issued and outstanding and become substantially identical securities of SPAC as a Delaware corporation, except that each outstanding SPAC Unit will automatically detach into its component parts immediately prior to the Domestication.

(b) At the Effective Time, SPAC shall amend and restate its Organizational Documents (the “Amended SPAC Articles”) substantially in the form attached as Exhibit G hereto.

1.9 Merger Consideration. The aggregate consideration to be paid to Company Security Holders as of the Effective Time and the holders of the Permitted Company SAFEs pursuant to the Merger shall consist of a number of newly-issued shares of SPAC Common Stock with an aggregate value equal to: (i) Five Hundred Million Dollars ($500,000,000) (the “Merger Consideration” and such shares, the “Merger Consideration Shares”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.10(b)) a number of shares of SPAC Common Stock equal to (A) the Per Share Price, divided by (B) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided that each share of SPAC Common Stock that is issued upon the conversion of Company Restricted Stock pursuant to this Section 1.9 shall continue to have, and be subject to, the same rights of repurchase or vesting of the applicable shares of Company Restricted Stock immediately prior to the Effective Time, plus (ii) the aggregate amount of the Permitted Company SAFE Conversion Amounts, with the holders of the Permitted Company SAFEs receiving, if any, in full settlement for the conversion and cancellation of each such Permitted Company SAFE, a number of shares of SPAC Common Stock equal to the respective Permitted Company SAFE Conversion Amount. For the avoidance of doubt, no holder of Company Securities will receive any consideration under or in connection with this Agreement unless they are holders of Company Common Stock as of the Effective Time.

1.10 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of SPAC or Merger Sub:

(a) Company Stock. Subject to Section 1.10(b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock Exchange) will automatically be cancelled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration, with each Company Stockholder being entitled to receive its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.11. All shares of Company Preferred Stock will be treated on an as-converted to Company Common Stock basis. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation.

(b) Treasury Stock. Notwithstanding Section 1.10(a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by SPAC and automatically converted into an option for shares of SPAC Common Stock (each, an “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean SPAC and SPAC Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of SPAC Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock (with any Company Preferred Stock treated on an as-converted to Company Common Stock basis) which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. SPAC shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of SPAC Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and SPAC shall not issue any new awards under the Company Equity Plan.

(d) Company SAFEs. At the Effective Time, each Company SAFE shall, without any further action on the part of the holder thereof, be cancelled and automatically be converted into the right to receive a number of shares of SPAC Common Stock equal to the Company SAFE Conversion Amount applicable to each such Company SAFE. As of the Effective Time, each holder of Company SAFEs shall cease to have any other rights in and to the Company or the Surviving Corporation.

(e) Company Convertible Securities. Each Company Convertible Security, other than a Company Option or that certain Warrant to Purchase Stock, dated December 29, 2025, issued to Stifel Bank (the “Stifel Warrant”), and each Permitted Company SAFE, if not exercised or converted at or prior to the Effective Time into shares of Company Common Stock, shall be cancelled, retired and terminated, and thereby cease to represent any right to acquire, be exchanged for or convert into, shares of Company Stock or, in the case of any Company SAFEs, shares of SPAC Common Stock, or any other security or otherwise receive payment of cash or other consideration therefor, whether upon any contingency or valuation or otherwise. The Company will use commercially reasonable efforts to amend the Stifel Warrant to cause the Stifel Warrant to either: (i) convert into shares of Company Common Stock at or prior to the Effective Time, (ii) convert into warrants to purchase SPAC Common Stock at the Effective Time.

1.11 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, SPAC shall appoint its transfer agent, Continental Stock Transfer & Trust Company or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) if any, and each share of capital stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time. At or prior to the Effective Time, SPAC shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. At or prior to the Effective Time, SPAC shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal in form and substance reasonably acceptable to SPAC and the Company, acting in good faith (each, a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates or uncertificated shares in respect of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates or uncertificated shares to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange. The Letter of Transmittal will contain, among other things, customary representations, including due authority, valid ownership, title and interest, absence of encumbrances (other than Permitted Liens set forth on Schedule 4.17), and a customary general release and waiver for any pre-Closing claims (other than rights to compensation and benefits, for employees and directors, rights to indemnification and other customary exceptions) against the Parties and ability to engage in the Transactions.

(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Section 1.10(b)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or SPAC. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration attributable to such Company Certificate.

(c) If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and if applicable, the Registration Rights Agreement and Non-Competition Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or SPAC and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other related or similar Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the applicable Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to SPAC (a “Lost Certificate Affidavit”), which at the reasonable discretion of SPAC may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against SPAC or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.11(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, SPAC or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.11. No dividends or other distributions declared or made after the date of this Agreement with respect to SPAC Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the SPAC Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, SPAC shall promptly deliver to the record holders thereof, without interest, the certificates representing SPAC Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such SPAC Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.11(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to SPAC, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to SPAC for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, SPAC or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of SPAC Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of SPAC Common Stock (after aggregating all fractional shares of SPAC Common Stock that otherwise would be received by such holder) shall instead have the number of shares of SPAC Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of SPAC Common Stock.

1.12 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of SPAC or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.13 Closing Consideration Spreadsheet.

(a) At least three (3) Business Days prior to the Closing, the Company shall deliver to SPAC a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:

(i) the name and address of record of each Company Stockholder and the number of shares of Company Common Stock held by such Company Stockholder (including, in the case of Company Restricted Stock, the rights of repurchase or vesting applicable to such Company Restricted Stock);

(ii) the names of record of each holder of Company Options, and the exercise price, number and series or class of shares of Company Common Stock issuable pursuant to each of the Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, and date fully vested);

(iii) detailed calculations of each of the following (in each case, determined without regard to withholding):

(A) The number of Fully-Diluted Company Shares;

(B) The Conversion Ratio;

(C) The number of shares subject to the aggregate Merger Consideration;

(D) for each Assumed Option, the exercise price therefor and the number of shares of SPAC Common Stock subject to such Assumed Option; and

(E) The Company SAFE Conversion Amounts.

The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by SPAC. The Parties agree that SPAC and Exchange Agent shall be entitled to rely on the Closing Consideration Spreadsheet in issuing SPAC Common Stock in accordance with this Article I.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15 Tax Withholding. SPAC will be entitled to deduct and withhold from any payment to be made under this Agreement all Taxes that SPAC is required to deduct and withhold with respect to such payment under any provision of applicable Tax Law. Before making any such deduction or withholding, SPAC shall give the Company Stockholders notice of the intention to make such deduction or withholding and such notice, which shall include the authority, basis, and method of calculation for the proposed deduction or withholding, shall be given at least three (3) Business Days before such deduction or withholding is required, in order for the Company Stockholders to obtain reduction of or relief from such deduction or withholding and shall assist Company Stockholders as reasonably requested in obtaining such reduction of or relief from such deduction or withholding. Taxes withheld pursuant to this Section 1.15 (i) will be timely remitted by SPAC to the appropriate Governmental Authority and (ii) to the extent so remitted, will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article II

CLOSING

2.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by the exchange of the closing deliverables by the means provided in Section 9.14 and/or otherwise as agreed amongst the Parties, as promptly as reasonably practicable, but in no event later than the second (2nd) Business Day following the satisfaction (or, to the extent permitted by applicable Law and the applicable provisions of Article VI, waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing.

Article III
REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except as set forth in (i) the disclosure schedules delivered by SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, SPAC represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing.

(a) SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed to transact business and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing can be cured without material cost or expense. SPAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. SPAC is not in violation of any provision of its Organizational Documents in any material respect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware and was incorporated solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub is the wholly owned subsidiary of SPAC and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or the right to acquire any such Equity Security, and Merger Sub is not a partner or member of any partnership, limited company or joint venture. Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, and does not carry on any business independent of SPAC, and, other than this Agreement and the Ancillary Documents to which it is or will be a party, Merger Sub is not party to or bound by any Contract. Merger Sub has no assets, and has no Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is or will be a party and the Transactions.

3.2 Authorization; Binding Agreement. Each of SPAC and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform such Party’s obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required SPAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is or will be a party and the consummation of the Transactions (a) have been duly and validly authorized by the board of directors of SPAC and Merger Sub, and (b) other than the Required SPAC Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of SPAC or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or will be a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which SPAC or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by SPAC or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC or Merger Sub, as applicable, enforceable against such Party in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The boards of directors of SPAC and Merger Sub, by resolutions (i) duly adopted at meetings duly convened and held or (ii) in the case of SPAC, in writing signed by all of the directors of SPAC, have each (i) determined that the Merger (preceded by the Domestication) and the other Transactions are fair, advisable and in the best interests of their respective companies and shareholders (or, in the case of Merger Sub, stockholder), (ii) approved this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Domestication and the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective shareholders (or, in the case of Merger Sub, stockholder) the approval and adoption of this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Domestication and the Merger.

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of SPAC or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by SPAC and Merger Sub of this Agreement and each Ancillary Document to which SPAC or Merger Sub is or will be a party or the consummation by SPAC or Merger Sub of the Transactions, other than (a) pursuant to Antitrust Laws, including compliance with and filings under the HSR Act, (b) such filings as contemplated by this Agreement (including (i) the Registration Statement and the Proxy Statement with the SEC for purposes of the declaration of the effectiveness of the Registration Statement by the SEC, (ii) such filings with and approvals of Nasdaq (or, if applicable, NYSE) to permit the shares of SPAC Common Stock registered in the Registration Statement to be listed on Nasdaq (or, if applicable, NYSE), and (iii) such filings required in connection with the Domestication and the Merger), (c) any filings required with Nasdaq (or, if applicable, NYSE) and/or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on SPAC or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by SPAC and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by SPAC and Merger Sub of the Transactions, and compliance by SPAC and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of SPAC’s or Merger Sub’s respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate, or constitute a breach under, any Law, Order or Consent to which SPAC or any of its properties or assets are subject are bound, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on SPAC.

3.5 Capitalization.

(a) SPAC is authorized to issue 500,000,000 SPAC Class A Ordinary Shares, 50,000,000 SPAC Class B Ordinary Shares, and 5,000,000 SPAC Preference Shares. The issued and outstanding SPAC Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding SPAC Preference Shares. All issued and outstanding SPAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Act, SPAC’s Organizational Documents or any Contract to which SPAC is a party. None of the outstanding SPAC Securities has been issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by SPAC. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, SPAC does not have any Subsidiaries or own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and SPAC is not a partner or member of any partnership, limited company or joint venture.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, equity appreciation, phantom equity or profit participation rights, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the redemption of SPAC Class A Ordinary Shares (or replacement shares of SPAC Common Stock upon the Domestication) by Public Shareholders conducted in conjunction with an Extension (an “Extension Redemption”) or the Closing Redemption (each of an Extension Redemption and a Closing Redemption, a “Redemption”) or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any Equity Securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any shares of SPAC.

(d) All Indebtedness of SPAC as of the date of this Agreement is set forth on Schedule 3.5(d). No Indebtedness of SPAC contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by SPAC or (iii) the ability of SPAC to grant any Lien on its properties or assets.

(e) Since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares or other Equity Securities and has not repurchased, redeemed or otherwise acquired any of its shares or other Equity Securities, and SPAC’s board of directors has not authorized any of the foregoing.

(f) At the Effective Time, SPAC will have reserved out of its authorized but unissued shares of SPAC Common Stock a number of shares not less than the aggregate Stockholder Merger Consideration, and such shares will be available for issuance in accordance with this Agreement.

3.6 SEC Filings and SPAC Financials.

(a) SPAC, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on EDGAR, SPAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) SPAC’s annual reports on Form 10-K for each fiscal year of SPAC beginning with the first year SPAC was required to file such a form, (ii) SPAC’s quarterly reports on Form 10-Q for each fiscal quarter that SPAC filed such reports to disclose its quarterly financial results in each of the fiscal years of SPAC referred to in clause (i), (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by SPAC with the SEC since the beginning of the first fiscal year referred to in clause (i) (the forms, reports, registration statements, prospectuses and other documents (and as they have been supplemented, modified or amended since the time of filing) referred to in clauses (i), (ii) and (iii), whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants are listed on Nasdaq, (B) SPAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such SPAC Securities, (C) there are no Actions pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such SPAC Securities on Nasdaq and (D) SPAC and such SPAC Securities are in compliance with all of the applicable rules (including corporate governance rules) of Nasdaq.

(b) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except as and to the extent reflected or reserved against in SPAC Financials, SPAC has not incurred and is not subject to any Liabilities or obligations of the type required to be reflected on a balance sheet prepared in accordance with GAAP that are not adequately reflected or reserved on or provided for in SPAC Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since March 31, 2026 in the ordinary course of business.

3.7 Absence of Certain Changes. Except as set forth in Schedule 3.7, SPAC has (a) since its incorporation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2024, not been subject to a Material Adverse Effect on SPAC. Since the IPO, SPAC has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3(b) (without giving effect to Schedule 5.3) if such action were taken on or after the date hereof without the consent of the Company.

3.8 Compliance with Laws. SPAC is, and has since its incorporation been, in compliance in all material respects with all Laws applicable to it and the conduct of its business, and SPAC has not received written notice alleging any violation of applicable Law in any material respect by SPAC.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of SPAC, threatened Action to which SPAC is subject which would reasonably be expected to have a Material Adverse Effect on SPAC. There is no material Action that SPAC has pending against any other Person. SPAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on SPAC.

3.10 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in SPAC Financials have been established in accordance with GAAP.

(b) Schedule 3.10(b) sets forth each jurisdiction where SPAC files or is required to file a Tax Return.

(c) There are no audits, examinations, investigations or other Actions pending against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments for which adequate reserves in SPAC Financials have been established in accordance with GAAP or are immaterial in amount).

(d) There are no Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens.

(e) As of the date of this Agreement, SPAC has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) Since the date of its incorporation, SPAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(h) SPAC has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) As of the date hereof, SPAC has not requested, nor is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) SPAC: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which SPAC is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; and (ii) is not, nor has ever been, (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which SPAC is or was the common parent corporation.

(k) To SPAC’s Knowledge, there are no facts, agreements, plans or other circumstances, and SPAC has not taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.11 Employees and Employee Benefit Plans. SPAC does not (a) have and has never had any employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or have been, engaged by SPAC are bona fide independent contractors and not employees of SPAC. Except as set forth on Schedule 3.11, each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of SPAC to pay severance or a termination fee.

3.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC to engage in business as currently conducted by it or compete with any other Person (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each SPAC Material Contract: (i) such SPAC Material Contract was entered into at arms’ length and in the ordinary course of business, (ii) such SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract, and (iv) to the Knowledge of SPAC, no other party to such SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by SPAC under such SPAC Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer or employee or Affiliate of SPAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of SPAC’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its incorporation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is or will be a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is or will be a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. As of the date of this Agreement, SPAC is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, Merger Sub, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated by this Agreement or the Ancillary Documents based upon arrangements made by or on behalf of SPAC or Merger Sub.

3.18 Ownership of Stockholder Merger Consideration. All shares of SPAC Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such SPAC Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by any Company Stockholder, and the issuance and sale of such SPAC Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in compliance in all material respects with money laundering Laws and statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, since its incorporation.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in compliance in all material respects with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to each of its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on SPAC.

3.21 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC or Merger Sub expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement and/or Proxy Statement will, when the Registration Statement and the Proxy Statement are declared effective or when the Registration Statement and the Proxy Statement are mailed to SPAC’s shareholders or at the time of SPAC Extraordinary General Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by SPAC with respect to information or statements made or incorporated by reference in the Registration Statement and/or Proxy Statement that were not supplied by or on behalf of SPAC or Merger Sub for use therein.

3.22 Independent Investigation. SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. SPAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and each Ancillary Document to which it is or will be a party and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to SPAC pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company or its Representatives have made any representation or warranty as to the Target Companies, or this Agreement or any of the Ancillary Documents to which it is or will be a party or the Transactions, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to SPAC pursuant hereto, in such Ancillary Document or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.23 No Other Representations. Except for the representations and warranties expressly made by SPAC in this Article III (as modified by SPAC Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither SPAC nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of SPAC or Merger Sub or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and SPAC and Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by SPAC in this Article III (as modified by SPAC Disclosure Schedules) or in an Ancillary Document, SPAC hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of SPAC or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC or Merger Sub.

3.24 Trust Account. As of the date of this Agreement, there is at least $183,000,000 held in the Trust Account. The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the Knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and, to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to the Knowledge of SPAC, that would entitle any Person (other than (i) in respect of deferred underwriting commissions in accordance with SPAC’s underwriting agreement with the IPO Underwriter or Taxes, (ii) the holders of SPAC Common Stock prior to the Effective Time who shall have elected to redeem their SPAC Common Stock pursuant to the SPAC’s Organizational Documents or in connection with an amendment thereof to extend SPAC’s deadline to consummate a Business Combination or (iii) if SPAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then SPAC’s public shareholders) to any portion of the funds in the Trust Account prior to the closing of a Business Combination. Prior to the Closing, none of the funds held in the Trust Account have been released other than as permitted by the Trust Agreement. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account.

3.25 No Alternative Agreements. Neither SPAC nor the Sponsor is a party to any letter of intent, term sheet, or agreement (whether binding or non-binding) with respect to any Alternative Transaction, other than this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to SPAC, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to transact business and in good standing to transact business (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Schedule 4.1 lists all jurisdictions in which each Target Company is qualified to conduct business and all names other than its legal name under which each Target Company does business as of the date hereof. The Company has made available to SPAC accurate and complete copies of the Company’s Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or is required to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto and thereto), enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other Transactions in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3 Capitalization.

(a) The Company is authorized to issue (i) 74,738,700 shares of Company Common Stock, 22,179,013 of which shares are issued and outstanding, (ii) 35,486,876 shares of Company Preferred Stock, consisting of (A) 692,625 shares designated as Company Series Seed Junior Prime Preferred Stock, 692,625 of which are issued and outstanding, (B) 3,919,064 shares designated as Company Series Seed 2 Junior Prime Preferred Stock, 3,919,064 of which are issued and outstanding, (C) 671,939 shares designated as Company Series B Junior Prime Preferred Stock, 671,939 of which are issued and outstanding, (D) 4,866,669 shares designated as Company Series B Senior Prime Preferred Stock, 4,866,669 of which are issued and outstanding, (E) 12,090,196 shares designated as Company Series B-1 Preferred Stock, 12,090,196 of which are issued and outstanding, and (F) 13,246,383 shares designated as Company Series B-2 Preferred Stock, 12,934,916 of which are issued and outstanding, and (iii) 607,319 shares of Company FF Preferred Stock, 607,319 of which are issued and outstanding. Prior to giving effect to the Transactions, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the record holders thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.

(b) The Company is a party to the Pre-Signing Company SAFEs set forth on Schedule 4.3(b) (which Schedule 4.3(b) includes the name of the investor party thereto, the valuation cap and the discount price set forth therein for their investment). A true, complete and correct copy of the form of the Pre-Signing Company SAFEs has been provided to SPAC.

(c) The Company has reserved 10,807,506 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (i) 7,415,842 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, (ii) 1,290,069 of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (iii) 2,101,595 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to SPAC complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 4.3(c) sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(c), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any Equity Securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, restricted stock, restricted stock units, profits, interest, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(c), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings to which the Company is a party with respect to the voting of the Company’s Equity Securities. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s Equity Securities. All of the Company’s outstanding securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(e) Except as disclosed in the Company Financials, since January 1, 2026, the Company has not declared or paid any distribution or dividend in respect of its Equity Securities and has not repurchased, redeemed or otherwise acquired any Equity Securities of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 sets forth a true and complete statement of (i) the legal name and jurisdiction of incorporation, organization or formation, as applicable, of each Subsidiary of the Company, (ii) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company authorized and issued and outstanding and (iii) the identity of the Persons that are the record and beneficial owners thereof. Except as listed on Schedule 4.4, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become issued and outstanding or to acquire, repurchase or redeem any Equity Securities of any Target Company (including securities convertible into or exchangeable for Equity Securities of any Target Company). There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of any Target Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which an equity holder of a Target Company may vote. Except as listed on Schedule 4.4, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any Equity Securities of any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the Equity Securities of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any Equity Securities of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents to which the Company is or is required to be a party or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, including compliance with and filings under the HSR Act, (c) the filing with the SEC of (i) the Registration Statement and the Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions or (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect upon the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the Transactions and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate in any material respect any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate, or constitute a breach under, any Law, Order or Consent to which a Target Company or any of its properties or assets are subject or bound, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, or cancellation of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make additional payments or provide additional compensation under, (vii) result in the creation of any Lien upon any of the properties or assets or Equity Securities of a Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, or terminate any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect upon the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2024 and December 31, 2025, and the related consolidated audited profit and loss statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “GAAP Audited Company Financials”), (ii) the unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of March 31, 2026 (the “Interim Balance Sheet Date”) and the related consolidated profit and loss statement, changes in stockholder equity and statement of cash flows for the three (3) months then ended (the “Unaudited Company Financials”). True and correct copies of the GAAP Audited Company Financials and the Unaudited Company Financials have been provided to SPAC. The Company Financials (i) accurately reflect in all material respects the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls sufficient to provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past five (5) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations that are required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials, (ii) were incurred after the Interim Balance Sheet Date in the ordinary course of business (other than Liabilities for breach of any Contract or violation of any Law) or (iii) are Liabilities for expenses incurred in connection with the transactions contemplated by this Agreement.

(e) The financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to SPAC or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since December 31, 2025, each Target Company has (a) conducted its business only in the ordinary course of business, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of SPAC.

4.9 Compliance with Laws. Each Target Company is or has been in compliance in all material respects with all Laws applicable to it and the conduct of its business. No Target Company has received, in any case, since January 1, 2023, any written notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to SPAC true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened in writing. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, in the three (3) years prior to the date of this Agreement there has not been any (a) Action by any Person pending or, to the Company’s Knowledge, threatened in writing against or involving any Target Company or, to the Company’s Knowledge, pending or threatened in writing against or involving any Target Company’s directors or officers (in their capacity as such), except, in each case, as is not and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect upon the Target Companies, taken as a whole, or (b) material Action by a Target Company pending against any other Person. Neither the Target Companies nor any of their respective properties or assets are subject to any material Order, except as set forth on Schedule 4.11. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to SPAC (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business);

(vi) any Contract with any Person under which any Target Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to lease or any other similar rights with respect to any material Company Owned IP;

(vii) shares or other equity interests of any Target Company or another Person;

(viii) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(ix) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $1,000,000 in the aggregate, other than at-will employment arrangements with employees entered into in the ordinary course of business;

(x) is with any Top Customer or Top Supplier;

(xi) obligates the Target Companies to provide continuing indemnification (outside of indemnification obligations in agreements with third parties entered into in the ordinary course of business consistent with past practice) or a guarantee of obligations or Liabilities of a third party in the aggregate in excess of $200,000;

(xii) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business), including all non-competition, severance and indemnification agreements, or any Related Person;

(xiii) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xiv) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding material obligations (other than customary confidentiality obligations);

(xv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xvi) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than (A) Off-the-Shelf Software; (B) licenses for Open Source Materials; (C) Contracts which include non-exclusive license grants by a Target Company in the ordinary course of business, (D) Contracts which include non-exclusive license grants that are incidental to the primary purpose of the Contract, (E) nondisclosure agreements, and (F) employment and service Contracts with employees and contractors in the ordinary course of business ((A)-(F), collectively, “Standard IP Agreements”);

(xvii) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xviii) is otherwise material to any Target Company and outside of the ordinary course of business and not described in clauses (i) through (xvii) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Company is in breach or default in any material respect, and, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all Company Registered IP, specifying as to each item, as applicable: (A) the applicable name and/or title, (B) the registered owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Trademarks owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Company Inbound IP Licenses involving license fees of more than $200,000.

(b) Each Target Company owns all rights, titles, and interests in the Company Owned IP of the Target Company, free and clear of all Liens (other than Permitted Liens), and has valid and enforceable rights in, and has the unrestricted (subject to Permitted Liens) right to use, sell, license, transfer or assign, all Intellectual Property currently used or licensed by such Target Company for the conduct of the Target Companies’ business as currently conducted, except for the Intellectual Property that is the subject of the Company Inbound IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors or incorrectly identifies one or more persons as inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor, including where such inventions were created during the course of such Person’s employment or engagement by the applicable Target Companies. Except as set forth on Schedule 4.13(b), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties or other fees, or otherwise account to any third party with respect to such Company Registered IP, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP, as applicable. All Company Registered IP is, to the Knowledge of the Company, valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company Inbound IP Licenses applicable to such Target Company. Excluding Standard IP Agreements, the Company Inbound IP Licenses include all of the material licenses, sublicenses and other agreements for the use of Intellectual Property owned by a third party necessary to operate the Target Companies as presently conducted. Each Target Company has complied in all material respects with the terms and conditions of the Company Inbound IP Licenses, has made all payments required under the Company Inbound IP Licenses to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default of any material terms thereunder, nor, to the Knowledge of the Company, has any event occurred that would, including with notice or lapse of time or both, constitute a material default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company Inbound IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company.

(c) Schedule 4.13(c) sets forth all Company Outbound IP Licenses involving license fees of more than $200,000 in the aggregate. Each Target Company has complied in all material respects with the terms and conditions of the Company Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or material default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(d) No Action is pending or, to the Knowledge of the Company, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, any Company Owned IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting that the business activities, products, or services of any Target Company infringe, misappropriate, violate, dilute or constitute any unauthorized use of the Intellectual Property of any other Person, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Company Owned IP, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Company Outbound IP Licenses, grant any third Person any right with respect to any material Company Owned IP. No Target Company is currently infringing upon, or has, in the last six (6) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise used in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past six (6) years has been, infringing upon, misappropriating or otherwise violating any Company Owned IP in any material respect.

(e) All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) involved in the creation of Company Owned IP within their scope of employment or engagement have assigned to the Target Companies all such Company Owned IP, and all such assignments of Company Registered IP created by such officers, directors, employees and independent contractors have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any material Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company Owned IP or any confidentiality or nondisclosure Contract relating to Company Owned IP. The Company has made available to SPAC true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned the Company Owned IP to a Target Company. Each Target Company has taken commercially reasonable security measures designed to protect the secrecy, confidentiality and value of the material Company Owned IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized use of or access to third party confidential information or Personal Information in the possession of a Target Company (“Sensitive Information”), nor has there been any other material compromise of the security or confidentiality of such Sensitive Information. No Target Company has received any written or, to the Knowledge of the Company, oral complaint (i) relating to the Processing of Personal Information and alleging a violation of applicable Laws, written Contract requirements or policies of a Target Company, or (ii) alleging a breach in the security of, any such Sensitive Information. Each Target Company has complied in all material respects with all applicable Laws and written Contract requirements relating to privacy, protection, and the Processing of Personal Information and its own written privacy policies and guidelines. To the Knowledge of the Company, the operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person under applicable Law, in any case, in any material respect.

(g) The consummation of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any Company Inbound IP Licenses or Company Outbound IP Licenses, or any payments with respect to, or release of source code included as part of Company Owned IP. As of and following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under the Company Outbound IP Licenses and the Company Inbound IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions under this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any material Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) As of the date of this Agreement, each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any material outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes (other than extensions with respect to the filing of Tax Returns). There are no material outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return (other than extensions obtained in the ordinary course of business for which adequate reserves in the Company Financials have been established or that are immaterial in amount).

(g) No Target Company has been a party to, participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(h) The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(i) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(k) To the Knowledge of the Company, there are no facts, agreements, plans or other circumstances, and no Target Company has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to SPAC a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Except as set forth in Schedule 4.16, all items of Personal Property that are currently owned, used or leased by a Target Company are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted is not dependent upon the right to use the material Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or, in the case of leased or subleased assets, an enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its material tangible assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient in all material respects for the operation of the businesses of the Target Companies as currently conducted, provided that no representation is made pursuant to this paragraph regarding infringement of any Intellectual Property rights of any Person.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor claims, charges and/or litigations (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Company employees that would trigger notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws, has occurred since January 1, 2023, or is currently contemplated, planned or announced. Since January 1, 2023, no Target Company has implemented any plant closing or employee layoffs that would trigger notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

(b) Except as set forth in Schedule 4.18(b) or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies taken as a whole, (i) each Target Company is and has for the past four (4) years been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational health, safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, family and medical leave, and employee terminations, (ii) no Target Company has received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (iii) no Target Company is liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iv) no Target Company is liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), and (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2025, and from that date until the date hereof. Except as set forth on Schedule 4.18(c), each employee of a Target Company is employed “at will”. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any material obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to SPAC by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to SPAC by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each material Benefit Plan of a Target Company (each, a “Company Benefit Plan”).

(b) With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted, in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan is and has been operated and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust is exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(d) With respect to each Company Benefit Plan, the Company has provided to SPAC accurate and complete copies, if applicable, of: (i) the Company Benefit Plan, including related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent nondiscrimination testing reports; (v) the most recent determination or opinion letter received from the IRS, if any; (vi) the most recent actuarial valuation; and (vii) all material written correspondence or notices with any Governmental Authority received within the last three (3) years.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Company Benefit Plan: (i) no breach of fiduciary duty has occurred; (ii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iv) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(f) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and, to the Company’s Knowledge, no condition presently exists that is reasonably expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has in the past three (3) years maintained, or is required currently or has in the past three (3) years been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(g) There is no Contract or Company Benefit Plan covering any Person that, individually or collectively, could give rise to the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax under Sections 409A or 4999 of the Code on a payment to such person.

(h) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than group health plan continuing coverage mandated by Law, which is paid solely by such employees, which is a part of the Target Company’s severance plans or arrangements or which is provided under the Target Company’s long-term or short-term disability benefit plans); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(i) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(j) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) is indicated as such on Schedule 4.19(k). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Section 409A Plan has been administered in compliance, and is in documentary compliance with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder, in each case, in all material respects. No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and for the past five (5) years has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that would reasonably be expected to adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any material Liabilities or obligations of a third party under any Environmental Laws.

(c) No Action is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. To the Company’s Knowledge, no Target Company has any Environmental Liabilities associated with any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials.

(e) To the Company’s Knowledge, there is no investigation of the business, operations, or currently or formerly owned, operated, or leased property of a Target Company pending or threatened that could reasonably be expected to lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to SPAC all environmentally related site assessments, audits, studies, reports, analyses and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company in the past three (3) years, in each case that are in the Company’s possession.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors, or employees of a Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as officers, directors, or employees of the Target Company in the ordinary course of business) any other Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any material Contract or other material arrangement or material commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property), which is used in the business of any Target Company. Except as set forth on Schedule 4.21, the assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been made available to SPAC. All premiums due and payable under all such insurance policies have been paid timely and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect in all material respects and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect in all material respects on identical terms following the Closing, in each case, subject to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(a) identifies each individual insurance claim in excess of $100,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not, individually or in the aggregate, be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

4.23 Top Customers and Top Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2025 and (b) the period from January 1, 2026 through the Interim Balance Sheet Date, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.24 Certain Business Practices.

(a) No Target Company, nor any of their respective Affiliates, officers, directors or employees or, to the Knowledge of the Company, other Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment, or (iv) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance in all material respects with money laundering Laws and statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that has jurisdiction over any Target Company or its assets, properties or Equity Securities, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case, in the last five (5) fiscal years.

4.25 Investment Company Act. No Target Company is an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

4.26 Finders and Brokers. Except as set forth in Schedule 4.26, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of SPAC, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of SPAC for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of SPAC set forth in this Agreement (including the related portions of SPAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto and (b) neither SPAC nor any of its Representatives have made any representation or warranty as to SPAC or this Agreement, except as expressly set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.28 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or its Affiliates.

4.29 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to SPAC, Merger Sub or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to SPAC, Merger Sub or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

Article V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as SPAC or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company shall not be required to provide to SPAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Laws to which the Company is subject, (B) result in a breach of any Contract between the Company and a third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Laws and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Laws), or (ii) if the Company, on the one hand, and SPAC or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(b) During the Interim Period, subject to Section 5.15, SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SPAC or its Subsidiaries, as the Company or its Representatives may reasonably request regarding SPAC, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of SPAC’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC or any of its Subsidiaries. Notwithstanding the foregoing, SPAC shall not be required to provide to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Laws to which SPAC is subject, (B) result in a breach of any Contract between SPAC and a third party, (C) violate any legally-binding obligation of SPAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to SPAC under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Laws and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Laws), or (ii) if SPAC, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

5.2 Conduct of Business of the Company.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (i) as expressly contemplated by this Agreement or the Ancillary Documents, (ii) as required by applicable Law or (iii) as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (A) conduct their respective businesses, in all material respects, in the ordinary course of business, (B) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees in all material respects, and (C) use commercially reasonable efforts to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets in the ordinary course of business.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law, for the incurrence of Company Transaction Expenses or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or any Company Option or other options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Securities, or other securities, including any securities convertible into or exchangeable for any of its Equity Securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, other than the issuance of Company Common Stock upon exercise of outstanding Company Option, and the grant of Company Options to new hires, or in connection with promotions, in the ordinary course of business;

(iii) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its Equity Securities (other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company), or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or 500,000 in the aggregate, make a loan or advance to or investment in any third party (other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) reimbursement or advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of 500,000 individually or $500,000 in the aggregate (excluding in each case, ordinary course trade payables);

(v) increase the wages, salaries, severance or compensation of its service providers other than in the ordinary course of business, and in any event (other than in the case of promotions in the ordinary course of business) not in the aggregate by more than ten percent (10%), or accelerate the vesting, lapsing of restrictions or payment or in any material way amend, modify or supplement the terms of any equity or equity based or phantom equity, or forgive any loans or issue any loans to service providers, or make or commit to make any bonus payment (whether in cash, property or securities) to any service provider, or materially increase other benefits of service providers generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans as in effect on the date hereof, pursuant to any Employment Agreements or in the ordinary course of business;

(vi) make or rescind any material election relating to Taxes outside of the ordinary course of business, settle any Action relating to material Taxes, file any material amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedure outside of the ordinary course of business, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Owned IP (excluding non-exclusive licenses of Company Owned IP to Target Company customers in the ordinary course of business), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract (excluding expirations of any Company Material Contracts in accordance with their terms in the Company’s reasonable business judgment) or enter into any Contract that would, if in effect as of the date hereof, have constituted a Company Material Contract (excluding non-exclusive licenses of Company Owned IP to Target Company customers, or Contracts that would be Company Material Contracts pursuant solely to clauses (ix), (x), (xii), (xvii) or (xviii) of Section 4.12(a)) in the ordinary course of business);

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(x) establish any Subsidiary that is not directly or indirectly wholly owned by the Company or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in any Target Company’s methods, principles or practices of accounting in any material respect, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors and other than changes that are made in accordance with PCAOB standards;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $150,000 (individually or in the aggregate);

(xiv) close or materially reduce its activities, or effect any material reduction in force, at any of its facilities (in each case in the context of the Company and its Subsidiaries taken as a whole);

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xvi) make capital expenditures in excess of $150,000 individually for any project (or set of related projects) or $500,000 in the aggregate, other than in the ordinary course of business;

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement);

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,500,000 in the aggregate other than (i) pursuant to the terms of a Company Material Contract or other Contracts that are permitted hereunder or Company Benefit Plan or (ii) for Company Transaction Expenses;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its material properties, assets or rights, other than in the ordinary course of business;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of Equity Securities of the Company;

(xxi) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business); or

(xxii) authorize or agree to do any of the foregoing actions.

(c) Notwithstanding anything in this Section 5.2 or this Agreement to the contrary, nothing set forth in this Agreement shall give SPAC, directly or indirectly, the right to control or direct the operations of the Target Companies prior to the Closing.

5.3 Conduct of Business of SPAC.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (i) as expressly contemplated by this Agreement or the Ancillary Documents, (ii) as required by applicable Law, (iii) for the incurrence of SPAC Expenses or (iv) as set forth on Schedule 5.3, SPAC shall, and shall cause its Subsidiaries to, (A) conduct their respective businesses, in all material respects, in the ordinary course of business, (B) comply with all Laws applicable to SPAC and its Subsidiaries and their respective businesses, assets and employees in all material respects, and (C) use commercially reasonable efforts to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets in the ordinary course of business. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict SPAC from extending, in accordance with SPAC’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), including by way of an amendment to the SPAC Organizational Documents, or making any payments to the Trust Account in connection therewith, and no consent of any other Party shall be required in connection therewith. If the Completion Window (as defined in the SPAC Organizational Documents) would otherwise terminate before the Closing can be consummated, SPAC shall seek, and use its reasonable best efforts to obtain, an Extension from its shareholders in accordance with SPAC’s Organizational Documents and the IPO Prospectus, to a date that is no earlier than the then-applicable Outside Date (or such other date as agreed in writing by SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by a Transaction Financing), as required by applicable Law or for the incurrence of SPAC Expenses or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law (other than in relation to an Extension, as described in Section 5.3(a));

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Securities, or other securities, including any securities convertible into or exchangeable for any of its Equity Securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its Equity Securities, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities (other than a conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Organizational Documents or a conversion of SPAC Class B Common Stock in accordance with the Domestication Organizational Documents, as the case may be);

(iv)  incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person; provided, that this Section 5.3(b)(iv) shall not prevent SPAC from incurring loans from Sponsor or an Affiliate of Sponsor necessary to finance (A) its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the Transaction Financing) up to aggregate additional Indebtedness during the Interim Period of $1,500,000) and (B) the costs and expenses necessary, and consistent with current market practice, for an Extension (such expenses, “Extension Expenses”), in each case on the terms set forth on Schedule 5.3(b)(iv);

(v) enter into, incur, change, modify, amend or terminate any SPAC Affiliate Transactions;

(vi) make or rescind any material election relating to Taxes outside of the ordinary course of business, settle any Action relating to material Taxes, file any amended material Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures outside of the ordinary course of business, in each case except as required by applicable Law or in compliance with GAAP;

(vii) amend, waive or otherwise change the Trust Agreement in any manner adverse to SPAC;

(viii) terminate, waive or assign any material right under any SPAC Material Contract;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(x) adopt any Benefit Plan (other than as contemplated by the Registration Statement);

(xi) establish any Subsidiary (other than a Subsidiary that is wholly owned, directly or indirectly, by SPAC) or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) revalue any of its material assets or make any material change in SPAC’s methods, principles or practices of accounting in any material respect, except to the extent required to comply with GAAP and after consulting SPAC’s outside auditors and other than changes that are required by PCAOB standards;

(xiv) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(xvi) make any capital expenditures (excluding for the avoidance of doubt, incurring ordinary course administrative costs and expenses, Expenses and Extension Expenses);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement, including the Merger);

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses or Indebtedness permitted by clause (iv) above) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business in accordance with the terms of this Section 5.3 during the Interim Period;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of Equity Securities of SPAC; or

(xxi) authorize or agree to do any of the foregoing actions.

(d) Notwithstanding anything in this Section 5.3 or this Agreement to the contrary, but without limiting the terms of this Section 5.3, nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of SPAC.

5.4 Annual and Interim Financial Statements. During the Interim Period, within forty-five (45) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to SPAC an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case fairly presenting the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the SPAC copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

5.5 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the SPAC Units, SPAC Class A Ordinary Shares and the SPAC Public Warrants on Nasdaq; provided that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the SPAC Common Stock and the SPAC Public Warrants. Prior to the Closing, SPAC shall apply for a mutually agreed upon new ticker symbol with Nasdaq that reflects the name “Fort Robotics Holdings, Inc.” If SPAC receives any written notice from Nasdaq that SPAC has failed, or will fail, to meet the Nasdaq listing requirements as of the Closing for any reason, then SPAC shall provide prompt written notice to the Company, including a copy of any written notice received from Nasdaq.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to SPAC and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and SPAC, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information with respect to any Acquisition Proposal. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) Notwithstanding anything to the contrary herein, nothing in this Section 5.6 shall limit SPAC’s, the Company’s and their respective Representatives’ ability to (A) have discussions with third parties and provide such third parties confidential information in connection with a Transaction Financing, in coordination with the other Party, and (B) with the consent of the other Party, negotiate or enter into a letter of intent, agreement in principle, term sheet or definitive agreement relating to any Transaction Financing to be consummated at Closing.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt written notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its respective commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade including the HSR Act (“Antitrust Laws”), each Party shall use its commercially reasonable efforts to, and to use its commercially reasonable efforts to cause its Affiliates to, make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (subject to Section 7.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Without limiting the foregoing, each Party shall use their commercially reasonable efforts to make their respective filing pursuant to the HSR Act with respect to the transactions contemplated in this agreement within twenty (20) Business Days after the initial filing (or confidential submission) of the Registration Statement. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its respective commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any substantive communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any substantive communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Each Party shall, or shall cause their “ultimate parent entities” (as determined under the HSR Act) to use commercially reasonable efforts to respond as promptly as practicable to any inquiry or request received from any Governmental Authority in connection with antitrust or related matters. Each Party shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby or, except with the prior written consent of the other Party.

(c) The foregoing obligations in this Section 5.9 shall be subject to the provisions of Section 5.15. To the extent any of the documents or information provided pursuant to this Section 5.9 are commercially or competitively sensitive, SPAC and the Company may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, who may agree to redaction of such materials as necessary to comply with contractual arrangements, and as necessary to address attorney-client or other privilege or confidentiality concerns.

(d) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their respective commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(e) Prior to the Closing, each Party shall use its respective commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters.

(a) Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, shall report, for federal income Tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each Party will use its reasonable best efforts and will cooperate with one another to obtain, if requested or required by the SEC in connection with the filing of the Registration Statement, an opinion of Fenwick and West (“Company Tax Counsel”) regarding the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the foregoing, and at such times as Company Tax Counsel shall reasonably request, (i) the Company shall deliver to Company Tax Counsel a duly executed officer’s certificate in form and substance reasonably satisfactory to Company Tax Counsel (the “Company Certificate”) and (ii) SPAC shall deliver to Company Tax Counsel a duly executed officer’s certificate in form and substance reasonably satisfactory to Company Tax Counsel (the “SPAC Certificate”). The Company and SPAC shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering such tax opinion. The Parties acknowledge that any such tax opinion will be subject to customary assumptions, exclusions and limitations, and Company Tax Counsel shall be entitled to rely on the Company Certificate and the SPAC Certificate for purposes of rendering such tax opinion.

5.11 Further Assurances. Subject to the terms and conditions herein provided, the Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement (including by using their respective commercially reasonable efforts with respect to the satisfaction, but not waiver, of the closing conditions set forth in Article VI) and, in the case of any Ancillary Document to which such Party is contemplated hereby to be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement as promptly as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all reasonably necessary Consents.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, SPAC and the Company shall prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of (x) the shares of SPAC Common Stock to be issued under this Agreement as the Merger Consideration Shares and (y) the SPAC Securities deemed reissued in the Domestication, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from SPAC shareholders for the matters to be voted upon at the SPAC Extraordinary General Meeting and providing the Public Shareholders an opportunity in accordance with SPAC’s Organizational Documents and the IPO Prospectus to have their SPAC Class A Ordinary Shares redeemed (the “Closing Redemption”) in connection with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC shareholders to vote, at an extraordinary general meeting of SPAC shareholders to be called and held for such purpose (the “SPAC Extraordinary General Meeting”), in favor of resolutions approving (i) as an ordinary resolution, the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger and the Domestication, (ii) to the extent required by Nasdaq, SPAC’s Organizational Documents, the Companies Act or the DGCL, as an ordinary resolution, the issuance of any shares in connection with the Transaction Financing, including the approval of the issuance of more than twenty percent (20%) of the issued and outstanding SPAC Class A Ordinary Shares (or SPAC Common Stock after the Domestication), (iii) as a special resolution passed by the holders of the SPAC Class B Ordinary Shares (being those shareholders of the SPAC entitled to vote thereon), the approval of the Domestication, including the adoption of the Domestication Organizational Documents, (iv) as a special resolution, the change of name of “Newbury Street II Acquisition Corp” to “Fort Robotics Holdings, Inc. and the adoption and approval of the Amended SPAC Articles immediately prior to Closing, (v) as an ordinary resolution, the adoption and approval of a new equity incentive plan in form and substance to be reasonably agreed by SPAC and the Company acting in good faith (the “Incentive Plan”), which will provide for (x) awards for a number of shares of SPAC Common Stock (including those for the Assumed Options) equal to (A) 14.7% of the aggregate number of shares of SPAC Common Stock issued and outstanding immediately after the Closing (for the avoidance of doubt, after giving effect to the Closing Redemption) plus (B) the number of shares of SPAC Common Stock that are subject to the Assumed Options, and (y) an annual “evergreen” increase of five percent (5%) of the shares of SPAC Common Stock outstanding as of the day prior to such increase, (vi) as an ordinary resolution, the adoption and approval of an employee stock purchase plan, in a form and substance reasonably acceptable to SPAC and the Company acting in good faith (the “ESPP”), which will provide for (x) an initial share pool reserve of SPAC Common Stock equal to two percent (2%) of the aggregate number of shares of SPAC Common Stock issued and outstanding immediately after the Closing (for the avoidance of doubt, after giving effect to the Closing Redemption), and (y) an annual “evergreen” increase of one percent (1%) of the shares of SPAC Common Stock outstanding as of the day prior to such increase, (vii) as an ordinary resolution passed by the holders of the SPAC Class B Ordinary Shares (being those shareholders of the SPAC entitled to vote thereon), the appointment of the members of the Post-Closing SPAC Board in accordance with Section 5.16 hereof, (vii) as an ordinary resolution (or if required by applicable Law or the SPAC Organizational Documents, as a special resolution), such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger, the Domestication and the other transactions contemplated by this Agreement, (viii) as an ordinary resolution, the approval and adoption of the Insider Letter Amendment, effective upon the Closing, pursuant to which (x) up to 2,038,424 Founder Shares that are actually used to incentivize commitments for Transaction Financing shall be released from the transfer restrictions immediately upon the Closing and (y) an additional 118,196 Founder Shares shall be released from the transfer restrictions immediately upon the Closing (the “Insider Letter Amendment Proposal”) (the approvals described in foregoing clauses (i) through (viii), collectively, the “SPAC Shareholder Approval Matters”), and (ix) the adjournment of the SPAC Extraordinary General Meeting, if necessary or desirable in the reasonable determination of the chairman of the SPAC Extraordinary General Meeting, including for the solicitation of proxies hereunder in order to get sufficient votes hereunder. If on the date for which the SPAC Extraordinary General Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Shareholder Approval, SPAC may make one or more successive postponements or, with the consent of the SPAC Extraordinary General Meeting, adjournments of the SPAC Extraordinary General Meeting (each not to exceed ten days without the prior consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). In connection with the Registration Statement, SPAC and the Company will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in SPAC’s Organizational Documents, the Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq (or, if applicable, NYSE). SPAC and the Company each will advise the other, promptly after they receive notice thereof, of any supplement or amendment filed with respect to the Registration Statement or the Proxy Statement, of the suspension of the qualification of the SPAC Common Stock to be issued in connection with this Agreement for offering or sale in any jurisdiction or of any request by the SEC for amendment of the Registration Statement or the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto. Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect thereto and any amendments filed in response thereto. The Company shall provide SPAC with such information concerning the Target Companies and their respective stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company in writing and specifically for inclusion in the Registration Statement shall be true and correct in all material respects and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Each of SPAC and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the SPAC Extraordinary General Meeting and the Closing Redemption. Each of SPAC and the Company shall, and shall use commercially reasonable efforts to make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents.

(c) SPAC and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. SPAC shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that SPAC or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the SPAC Extraordinary General Meeting and the Closing Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments. SPAC will give reasonable and good faith consideration to any comments made by the Company and its counsel. As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, SPAC shall distribute the Registration Statement to SPAC’s shareholders, and, pursuant thereto, shall call the SPAC Extraordinary General Meeting in accordance with SPAC’s Organizational Documents and the Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.  SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Shareholder Approval Matters at the SPAC Extraordinary General Meeting, including as such SPAC Extraordinary General Meeting may be adjourned or postponed in accordance with the SPAC's Organizational Documents and this Agreement, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the SPAC Shareholder Approval Matters. SPAC shall include the board of directors of SPAC’s recommendation to its shareholders that they approve and adopt this Agreement and the Ancillary Documents and the Transactions contemplated hereby and thereby, including the Domestication and the Merger in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason , except as required by applicable Laws. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the SPAC Extraordinary General Meeting for the purpose of seeking approval of the SPAC Shareholder Approval Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Extraordinary General Meeting and submit for the approval of its shareholders the SPAC Shareholder Approval Matters, in each case in accordance with this Agreement, regardless of any intervening event or circumstance. SPAC shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Extraordinary General Meeting and effecting the Closing Redemption.

(d) Each Party shall make all necessary filings to obtain necessary approvals with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will by resolutions duly adopted at a meeting of its stockholders duly called and held (the “Company Special Meeting”) or by unanimous written consent in accordance with the Company’s Organizational Documents, use its reasonable best efforts to obtain the Required Company Stockholder Approval, and if the Company Special Meeting is to be held, the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their respective Affiliates without the prior written consent of SPAC and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Sponsor shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the other Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any SPAC Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of SPAC or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide SPAC to the extent legally permitted with prompt written notice of such requirement so that SPAC or an Affiliate thereof may seek, at SPAC’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 5.15(a), furnish only that portion of such SPAC Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SPAC Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to SPAC or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; provided, further, that any SPAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that SPAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company or an Affiliate thereof may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, SPAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, SPAC and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of SPAC to resign, so that effective as of the Closing, the SPAC’s board of directors (the “Post-Closing SPAC Board”) will consist of at least five individuals, but not more than seven individuals, with such number of individuals to be mutually agreed upon by SPAC and the Company. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing SPAC Board, including (i) two persons designated by the SPAC prior to the Closing (the “SPAC Directors”), at least one of whom shall qualify as independent directors under Nasdaq (or, if applicable, NYSE) rules, (ii) three persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two of whom shall be required to qualify as an independent director under Nasdaq (or, if applicable, NYSE) rules and (iii) up to an additional two persons as mutually agreed upon by SPAC and the Company. The Post-Closing SPAC Board will serve staggered terms divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three (3)-year terms. The term of the initial Class I members of the Post-Closing SPAC Board shall expire at the first annual meeting of the stockholders of SPAC following the Closing, the term of the initial Class II members of the Post-Closing SPAC Board shall expire at the second annual meeting of the stockholders of SPAC following the Closing and the term of the initial Class III member of the Post-Closing SPAC Board shall expire at the third annual meeting of the stockholders of SPAC following Closing. The SPAC Directors shall serve as initial Class III directors. At or prior to the Closing, the SPAC will provide each member of the Post-Closing SPAC Board with a customary director indemnification agreement, in form and substance reasonably acceptable to each member of the Post-Closing SPAC Board.

(b) The Parties shall take all action necessary, including causing the executive officers of SPAC to resign, so that the individuals serving as Chief Executive Officer, Chief Technology Officer and Chief Financial Officer, respectively, of SPAC immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing.

5.17 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, Merger Sub or any Target Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of SPAC, Merger Sub or such Target Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, Merger Sub or such Target Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, SPAC shall cause the Organizational Documents of SPAC and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of SPAC, Merger Sub and the Target Companies to the extent permitted by applicable Law. The provisions of this Section 5.17 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of SPAC’s and Merger Sub’s directors and officers, SPAC shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Effective Time for events occurring prior to the Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, SPAC shall maintain the SPAC D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and SPAC shall timely pay or cause to be paid all premiums with respect to the SPAC D&O Tail Insurance.

(c) For the benefit of the Target Companies' directors and officers, SPAC shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Effective Time for events occurring prior to the Effective Time (the "Company D&O Tail Insurance") that is substantially equivalent to and in any event not less favorable in the aggregate than the Target Companies' existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, SPAC shall maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and SPAC shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

5.18 Trust Account Proceeds. The Parties agree that, at the Closing:

(a) SPAC shall cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and

(b) the funds in the Trust Account (after taking into account payments for the Closing Redemption) and any proceeds received by SPAC from a Transaction Financing shall be used to pay (i) first, the amounts due to the IPO Underwriter for their deferred underwriting commissions, the amounts due in respect of SPAC Expenses and Company Transaction Expenses, (ii) second, any loans owed by SPAC to the Sponsor or an Affiliate of Sponsor for any Expenses (including deferred Expenses) or Extension Expenses (including loans entered into pursuant to Section 5.3(b)(iv)), (iv) third, any other Liabilities owed by SPAC as of the Closing and (v) fourth, immediately thereafter pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, which amounts (along with the Transaction Financing) will be used for working capital and general corporate purposes of SPAC and the Surviving Corporation.

5.19 Transaction Financing.

(a) Without limiting anything to the contrary contained herein, during the Interim Period, SPAC, may enter into financing agreements (any such agreements, the “Additional Transaction Financing Agreements” and, together with the Initial PIPE Subscription Agreements, the “Financing Agreements”) with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as Trust Account non-redemption or backstop arrangements or otherwise), in each case with the prior consent of the Company and on terms mutually agreeable to the Company and SPAC, acting reasonably (an “Additional Transaction Financing”, together with the Initial PIPE Financing, a “Transaction Financing”) and, if SPAC and the Company jointly elect to seek an Additional Transaction Financing, SPAC and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Additional Transaction Financing, and use their respective commercially reasonable efforts to cause such Additional Transaction Financing, to occur (including having the Company’s senior management participate in a reasonable number of investor meetings and roadshows as reasonably requested by SPAC).

(b) SPAC and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with the others in connection with such Financing Agreements (including having the Company’s senior management participate in a reasonable number of investor meetings and roadshows as reasonably requested by SPAC). Except to the extent permitted pursuant to the terms of the Financing Agreements or otherwise approved in writing by the Company and SPAC (each of which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not materially increase conditionality or impose any new material obligation on the Company or SPAC, during the Interim Period SPAC and the Company shall not (i) reduce the committed investment amount to be received by SPAC or the Company under any Financing Agreement or reduce or impair the rights of SPAC or the Company under any Financing Agreement or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Financing Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). SPAC and the Company shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

(c) Without limiting anything to the contrary contained herein, during the Interim Period, the Company may from time to time, enter into Simple Agreements for Future Equity (any such agreements, the “Permitted Company SAFEs”) in compliance with Schedule 5.19(c).

5.20 Incentive Plan. SPAC and the Company shall cooperate (including working with a mutually agreed upon compensation consultant) and use their commercially reasonable efforts to agree, prior to the Closing, to the Incentive Plan.

5.21 Section 16. Matters. Prior to the Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

5.22 Qualification as an Emerging Growth Company. SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Article VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where permissible by applicable Law) by the Company and SPAC of the following conditions:

(a) Required SPAC Shareholder Approval. SPAC Shareholder Approval Matters that are submitted to the vote of the shareholders of SPAC at the SPAC Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of SPAC at the SPAC Extraordinary General Meeting in accordance with SPAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required SPAC Shareholder Approval”).

(b) Required Company Stockholder Approval. As promptly as practicable after the Registration Statement has been declared effective, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise), by resolutions duly adopted at the Company Special Meeting or by unanimous written consent in accordance with the Company’s Organizational Documents, shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the Transactions, including the Merger and the Domestication (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Each applicable waiting period (and any extension thereof) relating to the transactions contemplated by this Agreement under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority set forth on Schedule 6.1(d) in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) No Adverse Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, adopted or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits the consummation of the transactions contemplated by this Agreement.

(f) SPAC Domestication. The Domestication shall have been consummated in accordance with Section 1.8.

(g) Registration Statement. The Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(h) Stock Exchange Listing. The shares of SPAC Common Stock to be issued in connection with the Transactions shall have been conditionally approved for listing on Nasdaq or NYSE, subject to official notice of issuance.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where permissible by applicable Law) by the Company of the following conditions:

(a) Representations and Warranties. (i) the SPAC Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 3.5(a) shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the other representations and warranties of the SPAC in Article III (other than the SPAC Fundamental Representations and the representations and warranties set forth in the first sentence of Section 3.5(a)) shall be true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, SPAC.

(b) Agreements and Covenants. SPAC shall have performed and complied in all material respects with all of SPAC’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to SPAC since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, duly executed by an authorized executive officer of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii) Secretary Certificate. SPAC shall have delivered to the Company a certificate from an executive officer or director certifying as to, and attaching, (A) copies of SPAC’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication and the adoption of the Amended SPAC Articles), (B) the resolutions of SPAC’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions, (C) evidence that the Required SPAC Shareholder Approval has been obtained and (D) the incumbency of officers or directors authorized to execute this Agreement or any Ancillary Document to which SPAC is or is required to be a party or otherwise bound.

(iii) Good Standing. SPAC shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for SPAC certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of SPAC’s jurisdiction of incorporation and from each other jurisdiction in which SPAC is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Director and Officer Resignations. The directors and officers of SPAC and Merger Sub shall have delivered to the Company duly signed letters of resignation effective as of and subject to the Closing.

(v) Other Ancillary Documents. As of the Closing, SPAC, and Merger Sub shall have duly signed and delivered to the Company each of the Ancillary Documents required hereunder to be signed and delivered by such Party to the Company at the Closing.

6.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 6.1, the obligations of SPAC and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where permissible by applicable Law) by SPAC of the following conditions:

(a) Representations and Warranties. (i) the Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 4.3(a) shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, and (iii) the representations and warranties of the Company set forth in Article IV (other than the Company Fundamental Representations and the representations and warranties set forth in the first sentence of Section 4.3(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies.

(b) Agreements and Covenants. The Company shall have performed and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement and the Employment Agreements and Non-Competition Agreements set forth on Schedule 6.3(d) shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. SPAC shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii) Secretary Certificate. The Company shall have delivered to SPAC a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to SPAC good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to SPAC a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) Company Convertible Securities. SPAC shall have received evidence reasonably acceptable to SPAC that the Company shall have terminated, extinguished and cancelled in full any outstanding Company Convertible Securities (other than Company Options or the Stifel Warrant) or commitments therefor, or that such Company Convertible Securities (other than Company Options or Stifel Warrant) or commitments will be terminated, extinguished and cancelled in full as of immediately prior to and contingent upon the Closing, pursuant to their terms or otherwise.

(vi) Termination of Certain Contracts. SPAC shall have received evidence reasonably acceptable to SPAC that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(e)(vi) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(vii) Other Ancillary Documents. As of the Closing, the Company shall have duly signed and delivered to SPAC each of the Ancillary Documents required hereunder to be signed and delivered by such Party at the Closing.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by either SPAC or the Company to the other party hereunder, if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by May 17, 2027 (the “Outside Date”); provided, that if SPAC seeks and receives an Extension, SPAC and the Company shall each have the right by providing written notice thereof to extend the Outside Date by an additional period equal to the shortest of (A) three additional months, (B) the period ending on the last day by which SPAC must consummate its initial Business Combination pursuant to such Extension and (C) such period as mutually agreed by SPAC and the Company; provided, further, however, such Outside Date may be extended by written agreement by SPAC and the Company; provided further, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement shall have caused or resulted in (either individually or when taken together with other such breaches by such persons) the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either SPAC or the Company to the other party hereunder, if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable or if there shall be adopted any Law that permanently makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(d) by written notice by the Company to SPAC, if (i) there has been a breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to SPAC or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(e) by written notice by SPAC to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time SPAC is in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 6.2(a) or Section 6.2(b) from being satisfied;

(f) by written notice by SPAC to the Company, if there shall have been a Material Adverse Effect on the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g) by written notice by either SPAC or the Company to the other, if SPAC Extraordinary General Meeting has been held (including following any adjournment or postponement thereof) and has concluded, SPAC’s shareholders have duly voted, and the Required SPAC Shareholder Approval was not obtained; or

(h) by written notice by either SPAC or the Company to the other, if the Company Special Meeting has been held (including following any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any Willful Breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting and subject to the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.8, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Section 8.1, any and all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to SPAC’s Expenses (the “SPAC Expenses”), Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination. Notwithstanding the foregoing, each of SPAC and the Company shall be responsible for fifty percent (50%) of (i) the fees and expenses relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Antitrust Expenses”), (ii) all filing fees and expenses under U.S. securities laws relating to the preparation, printing, mailing and filing of the Registration Statement and/or Proxy Statement (“SEC Filing Fee Expenses”) and (iii) all filing fees and expenses paid to Nasdaq or NYSE relating to SPAC’s initial listing application in connection with the Transactions.

Article VIII
TRUST WAIVER

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus and the SPAC’s Organizational Documents, SPAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the SPAC’s Organizational Documents) (“Business Combination”) or in connection with an amendment to the SPAC’s Organizational Documents (i) to modify the substance or timing of SPAC’s obligations to allow redemption in connection with a Business Combination or to redeem 100% of the Class A Ordinary Shares if the SPAC has not consummated a Business Combination within twenty-four (24) months after the closing of the IPO; or (ii) with respect to any other material provisions relating to (x) the rights of holders of SPAC Class A Ordinary Shares; or (y) pre-initial Business Combination activity upon the effectiveness of any such amendment; (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, and subject to extension by amendment to SPAC’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to holders of SPAC Class A Ordinary Shares, or make any claim against the Trust Account (including any distributions therefrom to holders of SPAC Class A Ordinary Shares), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom to holders of SPAC Class A Ordinary Shares) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom to holders of SPAC Class A Ordinary Shares) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its Affiliates to induce SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, SPAC and its Representatives, as applicable, shall be entitled to recover from the Company and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event SPAC or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

Article IX
MISCELLANEOUS

9.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and shall terminate and expire upon the occurrence of the Closing (and there shall be no Liability after the Closing in respect thereof), and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms); provided that in the context of breaches thereof, with respect only to any breaches occurring after the Closing.

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of SPAC, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC or Merger Sub at or prior to the Closing, to:

Newbury Street II Acquisition Corp
121 High Street, Floor 3

Boston, Massachusetts 02110
Attn: Thomas Bushey
Telephone No.: (617) 334-2805

Email: [***]

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:     Matthew A. Gray, Esq.
Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email:     [***];
  [***]

If to the Company or the Surviving Corporation, to: Fort Robotics, Inc. 1608 Walnut St. 12th Floor Philadelphia, PA 19103 Attn: Samuel Reeves Telephone No.: (267) 515-5880 Email: [***]	with a copy (which will not constitute notice) to: Fenwick & West LLP 801 California Street Mountain View, CA 94041 Attn: David Michaels ([***]); Aman Singh ([***]); Steven Levine ([***])
If to SPAC after the Closing, to: Fort Robotics Holdings, Inc. 1608 Walnut St. 12th Floor Philadelphia, PA 19103 Attn: Samuel Reeves Telephone No.: (267) 515-5880 Email: [***]	with a copy (which will not constitute notice) to: Fenwick & West LLP 801 California Street Mountain View, CA 94041 Attn: David Michaels ([***]); Aman Singh ([***]); Steven Levine ([***])

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of SPAC and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.17, and of the Sponsor, EGS and Fenwick in Section 9.15, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement for purposes of such Sections and related enforcement provisions, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court (or, in each case, any appellate courts thereof) (the “Specified Courts”). Each Party hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the Specified Courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.3. Nothing in this Section 9.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.7 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.9 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by SPAC and the Company.

9.11 Waiver. SPAC on behalf of itself and its Affiliates and the Company on behalf of itself and its Affiliates, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the applicable Representative of such Party in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule,” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement or any Ancillary Document to (i) a Person’s directors shall include any member of such Person’s governing body, (ii) officers shall include any Person filling a substantially similar position for such Person or (iii) shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of SPAC and its Representatives and SPAC and its Representatives have been given access to the electronic folders containing such information.

9.14 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.15 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole LLP (“EGS”) may have, prior to the Closing, jointly represented SPAC, Merger Sub and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after the Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to SPAC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, which is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of SPAC and/or the Company or any of its Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of SPAC, Merger Sub, the Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by SPAC or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by SPAC or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Fenwick & West LLP (“Fenwick”) may have, prior to the Closing, jointly represented the Company and the Company Stockholders in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Fenwick will be permitted in the future, after the Closing, to represent the Company Stockholders or their respective Affiliates in connection with matters in which such Persons are adverse to the Company or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. SPAC, which is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Fenwick’s future representation of one or more of the Company Stockholders or their respective Affiliates in which the interests of such Person are adverse to the interests of SPAC and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Fenwick of the Company, the Company Stockholders or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company Stockholders shall be deemed the clients of Fenwick with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company Stockholders, shall be controlled by the Company Stockholders and shall not pass to or be claimed by SPAC or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Company or any of its Affiliates (including, after the Effective Time, SPAC and the Surviving Corporation and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any claim, demand, charge, action, suit, lawsuit, litigation, audit, complaint, settlement, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation (in each case, whether civil, criminal or administrative and whether public or private), by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of SPAC prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement, and including the Voting Agreements, the Lock-Up Agreements, the Registration Rights Agreement, the Non-Competition Agreements, the Employment Agreements, the Domestication Organizational Documents, the Amended SPAC Articles, the Letters of Transmittal, the Incentive Plan and each other agreement, document, instrument and/or certificate executed, or contemplated to be executed, in connection with the transactions contemplated hereby, including the Merger, and the Domestication.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase, phantom equity or other equity-based compensation plan, employment or consulting, change in control, retention, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Change of Control” means: (a) any acquisition on any date after the Closing by any Person (that is not an Affiliate of SPAC or the Surviving Corporation) of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of the capital stock of SPAC that, with the SPAC capital stock already held by such Person, constitutes more than 50% of the total voting power of the SPAC capital stock; provided that for the avoidance of doubt, for purposes of this subsection, the acquisition of additional SPAC capital stock (other than with respect to an acquisition that results in a Person (that is not an Affiliate of SPAC or the Surviving Corporation) owning 100% of the outstanding SPAC capital stock) (i) by any Person who, prior to such acquisition, beneficially owns more than 50% of the total voting power of the SPAC capital stock or (ii) pursuant to a pro rata distribution by Sponsor or its Affiliates to their respective equityholders as of the Closing will not be considered a Change of Control; or (b) any acquisition on any date after the Closing of SPAC by another Person by means of (i) any transaction or series of related transactions (including any reorganization, merger, or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of SPAC), or (ii) a sale of all or substantially all of the assets of SPAC and its Subsidiaries, if, in case of either clause (i) or clause (ii), the number of shares of SPAC capital stock outstanding immediately following the Closing (as adjusted for any stock split or other recapitalization event) will, immediately after such transaction, series of related transactions or sale, represent less than 50% of the total voting power of the surviving or acquiring entity.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Articles of Incorporation of the Company, as amended and effective under the DGCL.

“Company Common Stock” means the common stock, par value $0.00001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by SPAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to SPAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options, the Pre-Signing Company SAFEs, the Company Warrants and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company. For the avoidance of doubt, Company Convertible Securities shall exclude the Permitted Company SAFEs but include any securities, rights and/or profits interests, issued by any Affiliate, plan, holding company, or other entity which, directly or indirectly, holds Company Securities, and which can cause the revaluation, valuation, issuance, profits or payment compensation in connection with, or conversion, exercise or exchange of, any Company Securities.

“Company Equity Plan” means the Fort Robotics, Inc. (f/k/a HRI Networks, Inc.) 2018 Equity Incentive Plan.

“Company FF Preferred Stock” means the FF Preferred Stock, par value $0.00001 per share, of the Company.

“Company Fundamental Representations” means the representations and warranties specified in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement); Section 4.3(a) (other than the first sentence of Section 4.3(a)) (Capitalization); Section 4.3(b) (Capitalization); clause (a) of Section 4.6 (Non-Contravention); and Section 4.26 (Finders and Brokers).

“Company Inbound IP Licenses” means all written licenses, sublicenses and other Contracts by and between a Target Company and third party licensor (other than Standard IP Agreements), under which a Target Company is a licensee of Intellectual Property used for the conduct of the business of such Target Company as currently conducted.

“Company Option” means any option, right, award, understanding or agreement to purchase, subscribe for, or be exercised or exchanged for, or be converted into, Company Stock, which was granted pursuant to the Company Equity Plan or otherwise.

“Company Outbound IP License” means all written licenses, sublicenses and other Contracts by and between a third party and a Target Company (other than Standard IP Agreements), under which a Target Company is the licensor of Company Owned IP.

“Company Owned IP” means, collectively, the Company Registered IP and Company Unregistered Owned IP.

“Company Preferred Stock” means, collectively, Company FF Preferred Stock, Company Series B Junior Prime Preferred Stock, Company Series B Senior Prime Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock, Company Series Seed 2 Junior Prime Preferred Stock and Company Series Seed Junior Prime Preferred Stock.

“Company Real Property Leases” means all current leases, lease guarantees, agreements and documents related to the premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, including all amendments, terminations and modifications thereof or waivers thereto.

“Company Registered IP” means all U.S. and foreign Patent registrations and pending Patent applications, Trademark registrations and pending Trademark applications, Copyright registrations and registered Internet Assets that are owned or purported to be owned by a Target Company.

“Company Restricted Stock” means shares of Company Common Stock subject to vesting, forfeiture or similar lapsing conditions.

“Company SAFEs” mean the Pre-Signing Company SAFEs and the Permitted Company SAFEs.

“Company SAFE Conversion Amounts” means the Pre-Signing Company SAFE Conversion Amounts and the Permitted Company Conversion Amounts.

“Company Securities” means, collectively, the Company Stock, the Company Options, the Company SAFEs, the Company Warrants and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Series B Junior Prime Preferred Stock” means the Series B Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series B Senior Prime Preferred Stock” means the Series B Senior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Series B-2 Preferred Stock” means the Series B-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed 2 Junior Prime Preferred Stock” means the Series Seed 2 Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed Junior Prime Preferred Stock” means the Series Seed Junior Prime preferred stock, par value $0.00001 per share, of the Company.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock. For the avoidance of doubt, Company Stockholders shall not include any holders of Company Options that have not exercised such Company Options at or prior to the Closing.

“Company Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or similar payment relating to options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company or its Affiliate is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) the Company’s portion of any Antitrust Expenses and SEC Filing Fee Expenses in accordance with Section 7.3 that have not been paid prior to the Closing, and (iv) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on SPAC, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Company Unregistered Owned IP” means all material unregistered Intellectual Property owned or purported to be owned by a Target Company.

“Company Warrants” means, as of any determination time, each warrant to purchase Company Common Stock that is outstanding, including the Stifel Warrant.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations or undertakings or other commitments or arrangements that are legally binding upon a Person or any of his, her or its properties or assets, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law relating to (a) the protection of human health and safety (to the extent related to Hazardous Material exposure), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Material), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, Actions, Orders, Liens, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, restricted stock, restricted stock unit, performance share, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based upon fraud as defined under the common law of the State of Delaware.

“Founder Shares” means 6,118,000 SPAC Class B Ordinary Shares, initially issued to the Sponsor prior to the IPO.

“Fully-Diluted Company Shares” means, as of immediately prior to the Closing and without duplication, the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as converted to Company Common Stock basis and (b) treating all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised, exchanged or converted as of the Effective Time but excluding any Company Securities described in Section 1.10(b) (relating to treasury stock).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligations described in clauses (a) through (i) of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider Letter Agreement” means that certain letter agreement, dated as of October 31, 2024, by and among SPAC, its officers and directors and the Sponsor.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Investment Company Act” means Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of October 31, 2024, and filed with the SEC on November 1, 2024 (File No. 333-281456).

“IPO Underwriter” means BTIG LLC, as representative of the several underwriters to the IPO.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the individuals set forth on Schedule 10.1(a), after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign, national or supernational or other law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority having jurisdiction over a given matter.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, unaccrued, liquidated, unliquidated, fixed, contingent or otherwise, whether known or unknown, whether direct or indirect, whether determined or determinable, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including those arising under any Law, Action or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, and all Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien, license, sublicense or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Management Team” means (i) Samuel Reeves, Chief Executive Officer of the Company, (ii) Nathan Bivans, Chief Technology Officer of the Company and (iii) Sarah Keim, Chief People Officer of the Company.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; provided, however, that for purposes of clause (a) above, any adverse fact, event, occurrence, changes or effects directly or indirectly attributable to, resulting from, relating to or arising from or out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether a Material Adverse Effect has occurred or is reasonably likely or expected to occur: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) adverse fact, event, occurrence, changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes or proposed changes in applicable Laws or GAAP (as applicable based on the accounting principles used by the applicable Person) or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries or war in Iran and other countries in the Middle East), natural disaster or pandemic or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vi) the announcement or, pendency of the transactions contemplated by this Agreement; and (vii), with respect to SPAC, the consummation and effects of any Redemption; provided further, however, that any fact, event, occurrence, condition, or change resulting from a matter described in any of the clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably likely or expected to occur to the extent that such fact, event, occurrence, condition, or change has or has had a disproportionate and adverse effect on such Person or any of its Subsidiaries, taken as a whole, compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to SPAC, the amount of any Redemption or the failure to obtain the Required SPAC Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to SPAC.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market LLC, and includes either the Nasdaq Global Market or the Nasdaq Capital Market, as applicable to the relevant listing.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year.

“Open Source Materials” means Software or other material that is distributed as “free software,” “open source software” or under substantially similar licensing or distribution terms, including but not limited to, the Mozilla Public License (MPL), BSD licenses, MIT licenses, and the Apache License, and any other license or distribution model described by the Open Source Initiative at www.opensource.org.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation, articles of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended and/or restated.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established in accordance with GAAP with respect thereto, (c) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (d) Liens incurred or deposits made in the ordinary course of business in connection with social security, (e) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (f) Liens arising under this Agreement or any Ancillary Document, (g) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Target Companies’ use or occupancy of such real property in the operation of the business, (h) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Target Company and do not prohibit or materially interfere with any of the Target Companies’ use or occupancy of such real property, (i) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case, in the ordinary course of business and which are not yet due and payable, and (j) grants by any Target Company of non-exclusive rights in Intellectual Property in the ordinary course of business.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any information, whether alone or in combination with other information possessed or controlled by the Target Companies, that identifies a natural person (including name, address, telephone number, email address, credit or payment card information, bank account number, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, photograph and mental or physical health or medical information).

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Per Share Price” means an amount equal to (i) the Merger Consideration divided by (ii) the Fully-Diluted Company Shares as of the Closing.

“Permitted Company SAFE Conversion Amount” means, with respect to any Permitted Company SAFE, the quotient of (1) the Purchase Amount (as defined in the Permitted Company SAFE) divided by (2) the Discount Price (as defined in the Permitted Company SAFE).

“Pre-Signing Company SAFE” means each of those certain Simple Agreements for Future Equity listed on Schedule 4.3(b)

“Pre-Signing Company SAFE Conversion Amount” means, with respect to any Pre-Signing Company SAFE, the quotient of (1) the Purchase Amount (as defined in the Permitted Company SAFE) divided by (2) the Discount Price (as defined in the Pre-Signing Company SAFE).

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Stockholder Merger Consideration issuable by SPAC to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration issuable by SPAC to all Company Stockholders in accordance with the terms of this Agreement.

“Processing” means any operation or set of operations performed on Personal Information, whether or not by automated means, including the collection, recording, organization, structuring, storage, adaptation, alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment, combination, restriction, erasure or destruction of Personal Information.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, with respect to any Person, such Person’s Affiliates and the respective managers, directors, general partners, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Company, in each case of clauses (i) and (ii), treating any Company Preferred Stock and Company Convertible Securities on an as-converted to Company Stock basis.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SPAC Affiliate Transactions” means any Contract between SPAC and/or Merger Sub, on the one hand, and any director, officer or employee of SPAC or Merger Sub or any member of such Person’s immediate family or any corporation, partnership or other entity in which such Person controls, on the other hand, but excluding loans made by the Sponsor or its Affiliate to SPAC to pay for SPAC Expenses (including Extension Expenses).

“SPAC Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of SPAC following the consummation of the Domestication.

“SPAC Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of SPAC, following the consummation of the Domestication.

“SPAC Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SPAC, prior to the Domestication.

“SPAC Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SPAC, prior to the Domestication.

“SPAC Common Stock” means, collectively, the shares of SPAC Class A Common Stock and the SPAC Class B Common Stock. For the avoidance of doubt, any reference in this Agreement to SPAC Common Stock (i) from and after the Closing shall mean the SPAC Class A Common Stock and/or the SPAC Class B Common Stock, as applicable and (ii) prior to the Domestication shall mean the applicable class of SPAC Ordinary Shares.

“SPAC Confidential Information” means all confidential or proprietary documents and information concerning SPAC or any of its Representatives; provided, however, that SPAC Confidential Information shall not include any information which, (a) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by SPAC or any of its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information. For the avoidance of doubt, from and after the Closing, SPAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“SPAC Fundamental Representations” means the representations and warranties specified in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement); clause (a) of  Section 3.4 (Non-Contravention); Section 3.5(a) (other than the first sentence of Section 3.5(a)) (Capitalization); Section 3.5(b) (Capitalization); and Section 3.17 (Finders and Brokers).

“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares. For the avoidance of doubt, any reference in this Agreement to SPAC Ordinary Shares from and after the Domestication shall mean the applicable class of SPAC Common Stock.

“SPAC Preference Shares” means preference shares, par value $0.0001 par value per share, of SPAC, prior to the Domestication.

“SPAC Private Units” means the units issued to the Sponsor and the IPO Underwriter in a private placement that closed simultaneously with the IPO, consisting of one (1) SPAC Class A Ordinary Share and one-half of one SPAC Private Warrant.

“SPAC Private Warrants” means one (1) whole warrant that was issued to the Sponsor and the IPO Underwriter in a private placement that closed simultaneously with the IPO, with each whole warrant entitling the holders thereof to purchase one (1) SPAC Class A Ordinary Share at a purchase price of $11.50 per share.

“SPAC Public Units” means the units issued in the IPO (including overallotment units acquired by SPAC’s underwriter) consisting of one (1) SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant.

“SPAC Public Warrants” means the warrant that was included as part of each SPAC Public Unit, with each whole warrant entitling the holder thereof to purchase one (1) SPAC Class A Ordinary Share at a purchase price of $11.50 per share.

“SPAC Securities” means the SPAC Units, the SPAC Ordinary Shares, the SPAC Preference Shares and the SPAC Warrants, collectively.

“SPAC Units” means the SPAC Public Units and SPAC Private Units.

“SPAC Warrants” means SPAC Private Warrants and SPAC Public Warrants, collectively.

“Sponsor” means Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such entity’s gains or losses or shall be or Control the managing director, managing member, general partner or other managing Person of such entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with a governmental authority in connection with the determination, assessment or collection of any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind that in lieu of or in the nature of tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of SPAC Common Stock are actually traded on the Trading Market.

“Trading Market” means from and after the Closing, at any particular time of determination, the principal United States securities exchange or securities market on which the shares of SPAC Common Stock are then traded.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 31, 2024, by and between SPAC and the Trustee, as it may be amended.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Willful Breach” means a material breach of this Agreement or any applicable Ancillary Document by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement or such Ancillary Document.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Acquisition Proposal	5.6(a)
Additional Transaction Financing	5.19(a)
Additional Transaction Financing Agreements	5.19(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended SPAC Articles	1.8(b)
Antitrust Expenses	7.3
Antitrust Laws	5.9(b)
Assumed Option	1.10(c)
Audited Company Financials	4.7(a)
Business	Recitals
Business Combination	8.1
Certificate of Merger	1.2
Change in Recommendation	5.12(d)

Closing	2.1
Closing Consideration Spreadsheet	1.13
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Closing Redemption	5.12(a)
Conversion Ratio	1.9
Companies Act	Recitals
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.11(a)
Company Common Stock	Recitals
Company Directors	5.16(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company Material Contract	4.12(a)
Company Owned IP	4.13(a)
Company Permits	4.10
Company Preferred Stock Exchange	1.7
Company Real Property Leases	4.15
Company Special Meeting	5.13
Conversion Ratio	1.9
DGCL	Recitals
D&O Indemnified Persons	5.17(a)
Domestication	1.8(a)
Domestication Organizational Documents	1.8(a)
Effective Time	1.2
EGS	9.15(a)
Employment Agreements	Recitals
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
Exchange Agent	1.11(a)
Expenses	7.3
Extension	5.3(a)
Extension Expenses	5.3(a)(iv)
Extension Redemption	3.5(c)
Federal Securities Laws	5.7
Financing Agreements	5.19(b)
GAAP Audited Company Financials	4.7(a)
Incentive Plan	5.12(a)
Initial PIPE Financing	Recitals

Initial PIPE Subscription Agreements	Recitals
Initial PIPE Investors	Recitals
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Letter of Transmittal	1.11(a)
Lock-Up Agreement	Recitals
Lost Certificate Affidavit	1.11(d)
Merger	Recitals
Merger Consideration	1.9
Merger Consideration Shares	1.9
Merger Sub	Preamble
Non-Competition Agreement	Recitals
OFAC	3.19(c)
Outside Date	7.1(b)
Party(ies)	Preamble
PIPE Financing Agreements	5.19(a)
PIPE Investment	5.19(a)
Transaction Financing	5.19(a)
Transaction Financing Agreements	5.19(a)
Post-Closing SPAC Board	5.16(a)
Pro Rata Share	1.9
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Shareholders	8.1
Redemption	3.5(c)
Registration Rights Agreement	Recitals
Registration Statement	5.12(a)
Related Person	4.21
Released Claims	8.1
Required Company Stockholder Approval	6.1(b)
Required SPAC Shareholder Approval	6.1(a)
SEC Filing Fee Expenses	7.3
SEC Reports	3.6(a)
SEC SPAC Accounting Changes	3.6(a)
Section 409A Plan	4.19(k)
Sensitive Information	4.13(f)
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
SPAC	Preamble
SPAC D&O Tail Insurance	5.17(b)
SPAC Directors	5.16(a)

SPAC Disclosure Schedules	Article III
SPAC Expenses	7.3
SPAC Financials	3.6(b)
SPAC Material Contract	3.13(a)
SPAC Shareholder Approval Matters	5.12(a)
SPAC Extraordinary General Meeting	5.12(a)
Specified Courts	9.6
Sponsor	Recitals
Sponsor Letter Agreement	Recitals
Stockholder Merger Consideration	1.9
Surviving Corporation	1.1
Top Customers	4.23
Top Suppliers	4.23
Transmittal Documents	1.11(b)
Transaction Financing	5.19(b)
Unaudited Company Financials	4.7(a)
Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

SPAC:

NEWBURY STREET II ACQUISITION CORP

By:
Name:
Title:

Merger Sub:

HUGO MERGER SUB

By:
Name:
Title:

The Company:

FORT ROBOTICS, INC.

By:
Name:
Title:

ANNEX B

INTERIM CHARTER

B-1

ANNEX C

PROPOSED CHARTER

C-1

ANNEX D

PROPOSED BYLAWS

D-1

ANNEX E

FORM OF PIPE SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this day of August 17, 2026, by and between Newbury Street II Acquisition Corp., a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), the “Company”), FORT Robotics, Inc., a Delaware corporation (“FORT”), Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”) and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Transaction Agreement (as defined below).

WHEREAS, the Company, FORT and Hugo Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an agreement and plan of merger (as it may be amended, restated and/or supplemented from time to time in accordance with its terms, the “Transaction Agreement”), pursuant to which, among other things: (i) prior to the consummation of the transactions contemplated by the Transaction Agreement (the “Transaction Closing”), the Company will continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as, and become, a Delaware corporation pursuant to Cayman Islands Companies Law (2022 Revision) and the applicable provisions of the Delaware General Corporation Law (the “Domestication”) and (ii) upon the Transaction Closing, among other matters, Merger Sub will merge with and into FORT, with FORT continuing as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Transaction Agreement, collectively, the “Transaction”);

WHEREAS, in connection with and contingent upon the Transaction Closing, and pursuant to the terms and conditions hereof, Subscriber desires to subscribe for and purchase from the Company that number of the Company’s shares of common stock (after giving effect to the Domestication), par value $0.0001 per share (the “Common Stock”), equal to (i) the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), divided by (ii) $10.00 (the “Per Share Price”) (such shares of Common Stock to be purchased, the “PIPE Common Stock”);

WHEREAS, the Sponsor currently owns 6,118,000 Class B ordinary shares, par value $0.0001 per share, of the Company (the “Founder Shares”);

WHEREAS, the Company expects to hold an extraordinary general meeting of shareholders (the “BCA Meeting”) for the purpose of approving the Transaction, among other things;

WHEREAS, the Company’s organizational documents provide that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), initially sold as part of the units in the Company’s initial public offering (whether they were purchased in the Company’s initial public offering or thereafter in the open market) (the “Public Shares”) in connection with the BCA Meeting (the “Closing Redemption”), on the terms set forth in the Company’s governing documents (the “Redemption Rights”);

WHEREAS, subject to the terms and conditions of this Subscription Agreement, Subscriber has the option to forego the exercise of its Redemption Rights in connection with the Transaction, or to validly rescind any previously submitted redemption demand, of certain of the Public Shares indicated by such Subscriber upon the terms set forth herein (“Non-Redemption Option”);

WHEREAS, the Sponsor desires to transfer to Subscribers a certain number of Founder Shares, with the specific amount for each Subscriber set forth on Schedule A (collectively the “Reallocated Sponsor Shares”);

WHEREAS, Subscribers will have the ability to subscribe for Non-Redemption Options in excess of their currently held Public Shares, and purchase any balance between the subscribed amount and current holdings at a price no higher than the redemption price per share payable to stockholders who exercise Redemption Rights in connection with the Closing Redemption (the “Redemption Price”) in the open market, and if not, then through PIPE Common Stock (collectively the “Balance Shares”);

WHEREAS, the Subscriber may elect to participate in either the Non-Redemption Option or the Offering until the Company’s Closing Redemption and each Subscriber may change their election until the deadline (the “Redemption Deadline”) by which the Company public shareholders must submit their decision to redeem at the Closing Redemption;

WHEREAS, as additional consideration to Subscribers, FORT will, immediately prior to the Transaction Closing, issue Incentive Shares (as defined in Section 1.3 below) that will convert into shares of Common Stock upon Transaction Closing with the specific amount for each Subscriber set forth on Schedule A and the issuance of such number of Incentive Shares will reduce the effective issue price of the PIPE Common Stock to $9.20 per share (the “Per Share Effective Price”);

WHEREAS, the Company desires to issue and sell to Subscriber at the Closing (as defined below) PIPE Common Stock in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company on or prior to the Closing (as defined below); and

WHEREAS, in connection with the Transaction, certain other institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)) or “qualified institutional buyers” (within the meaning of Rule 144A under the Securities Act) (the “Other Subscribers”) are entering, or are expected to enter, into separate subscription agreements with the Company substantially similar to this Subscription Agreement (“Other Subscription Agreements”), pursuant to which such Other Subscribers, and Subscriber pursuant to this Subscription Agreement, have agreed, severally and not jointly, to purchase on the closing date of the Transaction (the “Closing Date”) shares of Common Stock at the Per Share Price (the “Offering”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and pursuant to the terms and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subscriber shall have the ability to participate in either the Non-Redemption Option pursuant to Section 1.1 hereof or the Offering pursuant to Section 1.2 hereof up until the Redemption Deadline, and each Subscriber may change their election up until the Redemption Deadline.

1.1 Non-Redemption Option. Subscribers who elect to pursue the Non-Redemption Option as annotated on Schedule B shall be bound by the following terms:

(i) Upon the terms and subject to the conditions of this Subscription Agreement, Subscriber agrees (i) not to, and shall not submit a request to Company’s transfer agent to, exercise (or if already exercised, Subscriber shall validly rescind) its Redemption Rights with respect to such Public Shares subject to the Non-Redemption Option as set forth on Schedule B (the “Non-Redemption Shares”) in connection with the BCA Meeting or in connection with any other meeting of the Company’s shareholders and (ii) to waive any other rights that it may have to elect to have Non-Redemption Shares redeemed and agrees not to redeem or otherwise exercise any other redemption rights with respect to, the Non-Redemption Shares and to reverse, rescind and revoke any prior redemption elections made with respect to the Non-Redemption Shares in connection with the Business Combination or in connection with any other meeting of the Company’s shareholders. For the avoidance of doubt, nothing in this Subscription Agreement is intended to restrict or prohibit Subscriber’s ability to (i) redeem any Public Shares other than the Non-Redemption Shares, (ii) to trade any Public Shares (other than the Non-Redemption Shares) in its discretion and at any time, or (iii) trade any Non-Redemption Shares in its discretion at any time after the Closing Redemption deadline, provided that Subscriber has validly waived, rescinded or revoked any redemption election with respect to the Non-Redemption Shares in accordance with this Subscription Agreement. If the number of Redemption Rights being exercised at the BCA Meeting equals or exceeds forty percent (40%) of the total Public Shares, Subscriber shall provide evidence of Subscriber’s ownership of the Public Shares sufficient to evidence Subscriber’s beneficial ownership in order to receive Subscriber’s Reallocated Sponsor Shares.

(ii) Agreement to Vote. At any general meeting of the shareholders of Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Company is sought from the date hereof until the earlier of (x) the Transaction Closing and (y) such date and time as the Transaction Agreement is terminated therein (the “Expiration Time”), the Subscriber shall (a) appear at each such general meeting in person or by proxy or otherwise and, in any case, cause all of its Non-Redemption Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written resolution (or cause a written resolution to be executed and delivered) covering, all of its Non-Redemption Shares: (i) in favor of any extension of the deadline to complete a business combination, (ii) in favor of each of the SPAC Shareholder Approval Matters (as defined in the Transaction Agreement); (iii) against any business combination proposal or any proposal relating to a business combination proposal (in each case, other than the SPAC Shareholder Approval Matters); (iv) against any merger agreement, business combination agreement, merger, amalgamation, share exchange, asset acquisition, share purchase, scheme of arrangement, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any equity securities of the Company (other than the SPAC Shareholder Approval Matters); (v) against any change in the business, management or board of directors of Company (other than in connection with the SPAC Shareholder Approval Matters); (vi) against any proposal, action or agreement that would or would reasonably be expected to (A) impede, interfere with, delay, frustrate, prevent, result in termination or failure to consummate of, or nullify any provision of, this Subscription Agreement, the Transaction Agreement or any other transaction agreement, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Subscriber under this Subscription Agreement or of the Company under the Transaction Agreement or any other transaction agreement, (C) result in any of the conditions set forth in the Transaction Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of share capital of, the Company; and (vii) for any proposal to adjourn or postpone the applicable general meeting of the shareholders of the Company to a later date if (and only if) there are not sufficient votes for approval of the SPAC Shareholder Approval Matters. Notwithstanding anything to the contrary in this Section 1.1(ii), the voting obligations set forth herein shall not apply to any Class A Ordinary Shares acquired by Subscriber after the date hereof (including any Balance Shares) to the extent that voting such shares in favor of the SPAC Shareholder Approval Matters would violate Rule 14e-5 under the Exchange Act, Regulation 14E, or any other applicable tender offer rules promulgated under Section 14(e) of the Exchange Act, or would be inconsistent with the conditions set forth in any applicable no-action or interpretive guidance issued by the staff of the Commission with respect to purchases of securities outside of a tender offer in connection with a business combination transaction. For the avoidance of doubt, such shares shall nonetheless be counted as present for purposes of establishing a quorum at the applicable meeting.

(iii) Purchase of Balance Shares and Terms of Balance Shares.

(A) Subscriber shall purchase his or her Balance Shares at a price no higher than the Redemption Price, from third parties in the open market or through privately negotiated transactions, including from stockholders of the Company that elect to exercise Redemption Rights. In order to effectuate the foregoing, to the extent legally permitted to do so, Subscriber shall purchase his or her Balance Shares at any time and from time to time prior to the BCA Meeting. If Subscriber is unable to purchase his or her Balance Shares at a price no higher than the Redemption Price in the open market or through privately negotiated transactions, then Subscriber shall purchase any remaining Balance Shares through PIPE Common Stock.

(B) Subscriber acknowledges that it will have Redemption Rights with respect to the Balance Shares purchased hereunder pursuant to the Company’s governing documents, but Subscriber covenants and agrees, for the benefit of the Company, that, neither it nor any of its affiliates shall exercise any Redemption Rights with respect to the Balance Shares.

(C) In furtherance of the covenants in paragraphs 1.1(iii)(A)-(B): (x) Subscriber hereby irrevocably waives, on behalf of itself and its affiliates, the Redemption Rights applicable to the Balance Shares, and irrevocably constitutes and appoints the Company and its designees, with full power of substitution, as its (and its affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of paragraph 1.1(iii)(B) above with respect to any Balance Shares and to cause the Company’s transfer agent to fail to redeem such Balance Shares in connection with the Business Combination, (y) Subscriber shall deliver such documentation as is requested by the Company to evidence that none of the Non-Redemption Shares have been redeemed, and (z) in the event of a breach of the paragraphs in this Section, Subscriber unconditionally and irrevocably agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the BCA Meeting a number of Class A Ordinary Shares equal to the number of such Non-Redemption Shares, for a per share purchase price not greater than the Redemption Price.

1.2 Subscription of PIPE Common Stock.

(i) Subject to the terms and conditions hereof, Subscriber hereby subscribes for and agrees to purchase from the Company at the Closing, and the Company hereby agrees to issue and sell to Subscriber, at the Closing, upon the payment of the Purchase Price, the PIPE Common Stock on the terms and conditions set forth herein (such subscription and issuance, the “Subscription”). Neither the Company, the Sponsor, nor FORT shall release any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement from any of its material obligations thereunder or any other agreements (including side letters or similar agreements or understandings in respect thereof) with any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement unless it or they offer a similar release to the Subscriber with respect to any similar obligations it has hereunder.

(ii) Each of the Company and FORT represents, warrants and covenants to Subscriber that the Other Subscription Agreements reflect the same Per Share Price, the same Per Share Effective Price, the same ratio with respect to the number of Reallocated Sponsor Shares and Incentive Shares received in connection with Subscriber’s Purchase Price, and other material terms and conditions that are not materially more favorable to such Other Subscriber than the terms of this Subscription Agreement (other than (i) terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates, including any terms related to such Other Subscriber’s place of organization or headquarters, organizational form or other particular restrictions applicable to such Other Subscriber, or (ii) terms with respect to the confidentiality or disclosure of an Other Subscriber’s identity). In the event that the Company enters into any Other Subscription Agreement or amends any existing Other Subscription Agreement to include terms materially more favorable to any Other Subscriber, the Company agrees to amend and restate this Subscription Agreement to incorporate such more materially favorable terms.

1.3 Additional Issuance of FORT Common Stock. As additional consideration for the Subscription, immediately prior to the Transaction Closing, FORT shall issue to the Subscribers an aggregate number of newly issued shares of FORT common stock, par value $0.0001 per share (the “Incentive Shares” and together with the Reallocated Sponsor Shares and the PIPE Common Stock, the “Securities”) that will convert into shares of Common Stock upon the Transaction Closing, free and clear of any liens or other encumbrances (other than restrictions imposed by applicable securities laws and the terms of this Subscription Agreement) and in the amounts to each Subscriber as reflected on Schedule A. The shares of Common Stock into which the Incentive Shares shall be converted upon Transaction Closing will be issued in book-entry form and delivered to each Subscriber (or its nominee in accordance with its delivery instructions) promptly following the Transaction Closing. The Company shall use commercially reasonable efforts to register the shares of Common Stock into which the Incentive Shares shall convert on the registration statement on Form S-4 to be filed by the Company and FORT in connection with the Transaction (the “Form S-4”).

1.4 Transfer of Reallocated Sponsor Shares. In consideration for Subscriber’s compliance with the terms of this Subscription Agreement then prior to the Transaction Closing the Sponsor hereby agrees to transfer the Reallocated Sponsor Shares to Subscriber (or its permitted transferees) in the amount reflected on Schedule A through Company’s transfer agent free and clear of any liens or other encumbrances, other than restrictions imposed by applicable securities laws, the Sponsor’s governing documents and any successor or similar agreement entered into in connection with the Business Combination, in each case on terms no less favorable to Subscriber and no more restrictive than those applicable to the Sponsor. The Sponsor and Company covenant and agree to facilitate the transfer of such Reallocated Sponsor Shares to Subscriber (or its permitted transferees) in accordance with the foregoing. The parties to this Subscription Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement. The Company shall use commercially reasonable efforts to register the Reallocated Sponsor Shares on the Form S-4.

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Company to issue the PIPE Common Stock, FORT to issue the Incentive Shares to Subscriber and Sponsor to transfer the Reallocated Sponsor Shares to Subscriber, Subscriber hereby represents and warrants to the Company, FORT and Sponsor, and agrees with the Company, FORT and Sponsor as follows:

2.1.1 If Subscriber is an entity, Subscriber has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform Subscriber’s obligations under this Subscription Agreement.

2.1.2 This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming this Subscription Agreement constitutes the valid and binding agreement of the Company, FORT and Sponsor, this Subscription Agreement constitutes a valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3 Assuming the accuracy of the Company’s representations and warranties as set forth in Section 2.2 hereof and the Sponsor’s representations and warranties as set forth in Section 2.4, the execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would reasonably be expected to materially and adversely affect the legal authority or ability of Subscriber to comply in all material respects with the terms of this Subscription Agreement (such a material adverse effect, a “Subscriber Material Adverse Effect”); (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or government or governmental, tribunal, judicial, administrative federal, state, local, or foreign or any agency, bureau, board, commission instrumentality or authority thereof, including any state’s attorney general or any court or arbitrator (public or private) (“Authority”), having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 The Subscriber is (i) and at the time Subscriber was offered the Securities, was a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule C, (ii) acquiring all of the Securities only for his, her or its own account and not for the account of others, or if the Subscriber is subscribing for the Securities as a fiduciary or agent for one or more investment accounts, the Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) acquiring the Securities for investment purposes only and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or the applicable laws of any jurisdiction (and shall provide the requested information set forth on Schedule C or such other similar form acceptable to the Company and such Subscriber). If the Subscriber is an entity, the Subscriber is not an entity formed for the specific purpose of acquiring the Securities.

2.1.5 Subscriber understands and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities issued at the Transaction Closing have not been registered under the Securities Act. Subscriber understands and agrees that the Securities may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under Securities Act with respect to the Securities except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S promulgated under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act that is available, and that any book entries representing the Securities shall contain a restrictive legend to such effect. Subscriber understands and agrees that the Securities will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Securities will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. Subscriber understands that it has been advised to consult legal, tax and accounting counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Securities.

2.1.6 Subscriber understands and agrees that Subscriber is purchasing and/or receiving the Securities directly from the Company, Sponsor or FORT, as applicable. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Company, Sponsor, FORT or any of their respective officers or directors or other Representatives (as defined below), expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

2.1.7 Subscriber represents and warrants that (i) it is not a Benefit Plan Subscriber as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) its acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.8 In making its decision to purchase and/or receive the Securities, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the representations, warranties, and covenants of Sponsor, the Company and FORT contained in this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Securities and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Securities. Without limiting the generality of the foregoing, Subscriber acknowledges that it has had the opportunity to review the documents provided to Subscriber by the Company, including (collectively, the “Disclosure Documents”): (i) the final prospectus of the Company, dated as of October 31, 2024 and filed with the Securities and Exchange Commission (the “Commission”) (File Nos. 333-281456) (the “Prospectus”), (ii) each SEC Document (as defined below) filed by the Company following the filing of the Prospectus through the date of this Subscription Agreement, (iii) the Transaction Agreement, a copy of which will be filed by the Company with the Commission and (iv) the investor presentation by the Company and FORT (the “Investor Presentation”), a copy of which will be furnished by the Company to the Commission. Subscriber understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. Subscriber represents and agrees that Subscriber and its professional advisor(s), if any, have had the full opportunity to ask the Company’s management questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company, Sponsor, FORT or their respective affiliates or advisors have provided any tax advice or any other representations or guarantees regarding the tax consequences of the transactions contemplated by this Subscription Agreement. Subscriber acknowledges that it has reviewed the documents made available to Subscriber by the Company, Sponsor, and FORT. The Subscriber further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in terms of the Transaction, shall in no way affect Subscriber’s obligation to purchase the Securities hereunder, except as otherwise provided herein. Subscriber acknowledges that certain information contained in the Investor Presentation was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

2.1.9 Subscriber became aware of the Offering solely (a) by means of direct contact from the Company, FORT, or a representative of the Company or FORT, including BTIG, LLC (the “Placement Agent”), or (b) directly from the Company or FORT as a result of a pre-existing, substantial relationship with the Company or FORT or one of their respective affiliates, and the Securities were offered to Subscriber solely by direct contact between Subscriber and either the Company or FORT, or a representative of the Company or FORT, including the Placement Agent. Subscriber did not become aware of the Offering, nor were the Securities offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising and (ii) to the Company’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Neither Subscriber, nor any of its directors, officers, employees, agents, shareholders or partners, has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.

2.1.10 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Disclosure Documents. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that it (a) is a sophisticated investor, experienced in investing in equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (b) has exercised independent judgment in evaluating its participation in the purchase of the Securities.

2.1.11 Subscriber represents and acknowledges that Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Securities, has analyzed and fully considered the risks of an investment in the Securities and has determined that the Securities are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber further acknowledges specifically that a possibility of total loss of investment exists.

2.1.12 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Disclosure Documents.

2.1.13 Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program; (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of any country or territory embargoed or subject to substantial trade restrictions by the United States; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List, and to otherwise ensure compliance with OFAC-administered sanctions programs. Subscriber further represents and warrants that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Securities were legally derived.

2.1.14 Subject to Section 1.1, on the date the Purchase Price will be required to be funded pursuant to Section 3.1, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.15 Subscriber represents that no disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (a “Disqualification Event”) is applicable to Subscriber or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Subscriber hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Subscriber or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 2.1.15, “Rule 506(d) Related Party” shall mean a person or entity that is a direct beneficial owner of Subscriber’s securities for purposes of Rule 506(d) under the Securities Act.

2.1.16 No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Company, Sponsor, or FORT.

2.1.17 Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by such Subscriber with the Commission with respect to the beneficial ownership of the equity securities of the Company prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision) acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.18 Unless otherwise disclosed in advance to the Company, Subscriber (a) is not a “foreign person” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), (b) is not “controlled” by a foreign person within the meaning of the DPA, and (c) does not and will not permit any foreign person affiliate – whether affiliated as a limited partner or otherwise – to obtain through Subscriber any of the following within the meaning of the DPA: (i) access to any “material nonpublic technical information” in the possession of FORT; (ii) membership or observer rights on the FORT Board of Directors (the “FORT Board”) or equivalent governing body of FORT or the right to nominate an individual to a position on the FORT Board or equivalent governing body of FORT; (iii) any “involvement,” other than through the voting of shares, in the “substantive decision making” of FORT regarding (x) the use, development, acquisition, or release of “critical technology”; (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by FORT; or (z) the management, operation, manufacture or supply of “covered investment critical infrastructure”; or (iv) “control” of FORT.

2.1.19 As of the date hereof, Subscriber does not have, and from the  time that such Subscriber first received a term sheet (written or oral) from the Company, FORT, or a representative of the Company or FORT, setting forth the material terms, which terms include definitive pricing terms, of the transactions contemplated hereunder to the date hereof, Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, (i) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the representations set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement and (ii) in the case of a Subscriber that has implemented internal information barriers pursuant to information controls policy to “wall-off” certain trading, the representations set forth above shall only apply to such walled-off trading personnel.

2.1.20 Subscriber acknowledges that (i) the Sponsor, Company, FORT and the Placement Agent currently may have, and later may come into possession of, information regarding the Transaction and any of the parties that is not known to Subscriber and that may be material to a decision to enter into this transaction to subscribe for the Securities (“Excluded Information”), (ii) Subscriber has determined to enter into this transaction to subscribe for the Securities notwithstanding its lack of knowledge of the Excluded Information, which Subscriber agrees need not be provided to it, and (iii) none of the Sponsor, Company, FORT, Merger Sub nor the Placement Agent shall have liability to Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements it may have against any of the Sponsor, Company, FORT, Merger Sub and the Placement Agent with respect to the non-disclosure of the Excluded Information.

2.1.21 Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

2.2 Company’s Representations, Warranties and Agreements. To induce Subscriber to purchase the PIPE Common Stock, the Company hereby represents and warrants to Subscriber and the Sponsor, and agrees with Subscriber and Sponsor as follows:

2.2.1 The Company has been duly incorporated and is validly existing as an exempted company incorporated and in good standing under the laws of the Cayman Islands, with the requisite power and authority to own, lease and operate its assets and properties and conduct its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement and the Transaction Agreement. As of the Closing Date, following the Domestication, the Company will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware with requisite power and authority to own, lease and operate its assets and properties and conduct its business as it is now being conducted.

2.2.2 Upon the consummation of the Domestication, the PIPE Common Stock will have been duly authorized and, when issued and delivered to Subscriber against full payment for the PIPE Common Stock in accordance with the terms of this Subscription Agreement, and registered with the Company’s transfer agent, the PIPE Common Stock will be validly issued, fully paid, non-assessable and free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein), and will not be issued in violation of or subject to any preemptive right, subscription right or similar rights created under the Company’s organizational documents or any agreement or other instrument to which the Company is a party or by which it is otherwise bound.

2.2.3 Each of this Subscription Agreement and the Transaction Agreement has been duly authorized, and validly executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.2.4 The execution, delivery and performance of this Subscription Agreement and the Transaction Agreement by the Company (including compliance by the Company with all of the provisions hereof), the issuance and/or sale of the Securities and the consummation of the certain other transactions contemplated herein and in the Transaction Agreement do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, stockholders’ equity or financial condition of the Company or have a material adverse effect on the validity of the Securities or the legal authority or ability of the Company to comply in all material respects with the terms of this Subscription Agreement (a “Company Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Authority having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect.

2.2.5 Assuming the accuracy of Subscriber’s representations and warranties set forth in this Subscription Agreement, (i) no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the PIPE Common Stock by the Company to Subscriber and (ii) the PIPE Common Stock are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities (or Blue Sky) laws.

2.2.6 Except as disclosed in the Company’s filings with the Commission, together with any amendments, restatements or supplements thereto (the “SEC Documents”), the Company has made all filings required to be filed by it with the Commission and, as of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no such representation or warranty with respect to any information relating to FORT or any of its affiliates included in any SEC Document or filed as an exhibit thereto, in each case filed prior to the date hereof. Each of the financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. As of the date hereof and at the Closing Date, there are no outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Documents.

2.2.7 The Company is not, and immediately after receipt of payment for the PIPE Common Stock will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

2.2.8 As of the date of this Subscription Agreement, the Company is in compliance with all applicable law and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

2.2.9 Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Subscription Agreement, there is no (i) action, claim, inquiry, arbitration, investigation, litigation or other proceeding pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

2.2.10 Neither the Company nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would adversely affect reliance by FORT or the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance or sale of the PIPE Common Stock under the Securities Act.

2.2.11 Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of any of the PIPE Common Stock and neither the Company, nor any person acting on its behalf, has offered any of the PIPE Common Stock in a manner involving any public offering under, or in a distribution in violation of, the Securities Act or any state securities (or Blue Sky) laws.

2.2.12 Other than the Transaction Agreement and the Other Subscription Agreements, the Company has not entered into any subscription agreement, side letter, or other agreement or understanding with any Other Subscriber in connection with such Other Subscriber’s direct or indirect investment in the Offering.

2.2.13 The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the PIPE Common Stock pursuant to this Subscription Agreement, other than (i) filings with the Commission, including the filing of the Registration Statement (as defined below) pursuant to Section 6, and the filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D under the Securities Act, if applicable, (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq, including with respect to obtaining approval of the Company’s stockholders, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, including those required in connection with the Domestication, and (v) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.2.14 As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 500,000,000 Class A Ordinary Shares; (ii) 50,000,000 Class B ordinary shares; and (iii) 5,000,000 preference shares, par value $0.0001 per share. As of the date hereof: (i) no preference shares are issued and outstanding; (ii) 17,998,375 Class A ordinary shares are issued and outstanding; (iii) 6,118,000 Class B ordinary shares are issued and outstanding; (iv) 324,187 warrants to purchase Class A Ordinary Shares (the “Private Placement Warrants”) are outstanding; and (v) 8,625,000 warrants to purchase Class A Ordinary Shares (the “Public Warrants”) are outstanding. All (x) issued and outstanding Class A Ordinary Shares and Class B ordinary shares have been duly authorized and validly issued, are fully paid and are non-assessable, were issued in compliance in all material respects with applicable law, were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or contract to which the Company is a party and (y) outstanding Private Placement Warrants and Public Warrants have been duly authorized and validly issued, are fully paid, were issued in compliance in all material respects with applicable law, were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right (or any similar right) or contract. Except as set forth above and pursuant to the Other Subscription Agreements and the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Ordinary Shares, or Class B ordinary shares, or any other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than Merger Sub, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (A) as set forth in the SEC Documents and (B) as contemplated by the Transaction Agreement or the Ancillary Documents.

2.2.15 Neither the Company nor any of its subsidiaries, directors, officers, employees, or, to the Company’s knowledge, any of its agents or representatives acting on its behalf in connection with this Subscription Agreement or the Transaction Agreement, is: (a) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or on the OFAC List, or a person or entity prohibited by any OFAC sanctions program, (b) any person operating, organized or located in a country or territory which is itself the subject or target of comprehensive sanctions (at the time of this Subscription Agreement, Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine) or (c) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Company has not heretofore engaged in any transaction to lend, contribute or otherwise make available funds or the funds of any joint venture partner or other person or entity towards any sales or operations in Cuba, Iran, North Korea, or the Crimea, Donetsk People’s Republic, or Luhansk People’s Republic regions of Ukraine or any other jurisdiction subject to comprehensive sanctions by OFAC or for the purpose of financing the activities of any person or entity currently subject to any U.S. sanctions administered by OFAC.

2.2.16 As of the date of hereof, the Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq. Upon consummation of the Transaction, the Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq. As of the date hereof, the Company is in compliance with the rules of the Nasdaq and there is no action pending or, to the knowledge of the Company, threatened against Company by the Nasdaq or the Commission with respect to any intention by such entity to deregister the Class A Ordinary Shares or terminate the listing of the Class A Ordinary Shares. As of the date hereof, the Company has taken no action that is designed to terminate the registration of the Class A Ordinary Shares under the Exchange Act except as contemplated by the Transaction Agreement. As of the date hereof, the Company has not received any notice from the Nasdaq or the Commission regarding the revocation of such listing or otherwise regarding the delisting or suspension of the Class A Ordinary Shares from the Nasdaq or the Commission and, as of the date hereof, the Class A Ordinary Shares are duly authorized for listing and eligible for continued trading on Nasdaq.

2.3 FORT’s Representations, Warranties and Agreements. To induce Subscriber to purchase the PIPE Common Stock, FORT hereby represents and warrants to Subscriber, and agrees with Subscriber as follows:

2.3.1 FORT is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement and the Transaction Agreement, except, in the case of clause (i) where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a FORT Material Adverse Effect (as defined below).

2.3.2 The Incentive Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the PIPE Common Stock in accordance with the terms of this Subscription Agreement, and registered with FORT’s transfer agent, the Incentive Shares will be validly issued, fully paid, non-assessable and free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein), and will not be issued in violation of or subject to any preemptive right, subscription right or similar rights created under FORT’s organizational documents or any agreement or other instrument to which FORT is a party or by which it is otherwise bound.

2.3.3 Each of this Subscription Agreement and the Transaction Agreement has been duly authorized, executed and delivered by FORT and is a valid and binding obligation of FORT, enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.3.4 The execution, delivery and performance of this Subscription Agreement and the Transaction Agreement (including compliance by FORT with all of the provisions hereof and thereof), the issuance and sale of the Securities, to the extent issued by FORT prior to the Closing, and the consummation of the certain other transactions contemplated herein and in the Transaction Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of FORT pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which FORT is a party or by which FORT is bound or to which any of the property or assets of FORT is subject, which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, stockholders’ equity or financial condition of FORT or have a material adverse effect on the validity of the Securities or the legal authority or ability of FORT to comply in all material respects with the terms of this Subscription Agreement or the Transaction Agreement (a “FORT Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of FORT; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Authority having jurisdiction over FORT or any of its properties that would reasonably be expected to have, individually or in the aggregate, a FORT Material Adverse Effect.

2.3.5 Assuming the accuracy of Subscriber’s representations and warranties set forth in this Subscription Agreement, (i) no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Incentive Shares to Subscriber and (ii) the Incentive Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities (or Blue Sky) laws.

2.3.6 Neither FORT, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Sponsor, FORT or the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance, transfer, or sale of the Securities, as applicable, under the Securities Act.

2.3.7 Neither FORT nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities and neither FORT, nor any person acting on its behalf has offered any of the Securities in a manner involving any public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.3.8 Other than the Transaction Agreement and the Other Subscription Agreements, FORT has not entered into any subscription agreement, side letter, or other agreement or understanding with any Other Subscriber in the Transaction in connection with such Other Subscriber’s direct or indirect investment in the Offering.

2.3.9 FORT is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Incentive Shares pursuant to this Subscription Agreement, other than (i) filings with the Commission, including the filing of the Registration Statement (as defined below) pursuant to Section 6, and the filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D under the Securities Act, if applicable, (ii) filings required by applicable state securities laws, (iii) those required to consummate the Transaction as provided under the Transaction Agreement, and (iv) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a FORT Material Adverse Effect.

2.3.10 Neither FORT nor any of its subsidiaries directors or officers or, to FORT’s knowledge, any of its agents or representatives acting on its behalf in connection with this Subscription Agreement or the Transaction Agreement, is: (a) a person or entity named on the List of Specially Designated Nationals and Blocked Persons (the “SDN List”) administered by OFAC, or 50 percent or more owned by one or more persons or entities named on the SDN List (collectively, “Restricted Persons”) or (b) a person legally organized or ordinarily resident in a country or territory which is itself the subject or target of a comprehensive embargo (at the time of this Subscription Agreement, Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine). FORT has not heretofore engaged in any transaction to lend, contribute or otherwise make available funds or the funds of any joint venture partner or other person or entity towards any sales or operations in Cuba, Iran, North Korea, or the Crimea, Donetsk People’s Republic, or Luhansk People’s Republic regions of Ukraine or for the purpose of financing the activities of any Restricted Person.

2.4 Sponsor’s Representation and Warranties. To induce Subscriber to purchase the Securities, the Sponsor hereby represents and warrants to Subscriber and agrees with the Subscriber as follows:

2.4.1 Sponsor is a Delaware limited liability company formed, validly existing and in good standing under the laws of the State of Delaware, with the requisite limited liability company power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.4.2 This Subscription Agreement has been duly authorized, executed and delivered by the Sponsor and is a valid and binding obligation of the Sponsor, enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.4.3 The execution, delivery and performance of this Subscription Agreement (including compliance by the Sponsor with all of the provisions hereof) and the consummation by the Sponsor of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Sponsor pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Sponsor is a party or by which the Sponsor is bound or to which any of the property or assets of the Sponsor is subject, which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations or financial condition of the Sponsor or have a material adverse effect on the validity of the Securities, as applicable, or the legal authority or ability of the Sponsor to comply in all material respects with the terms of this Subscription Agreement (a “Sponsor Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Sponsor; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Authority having jurisdiction over the Sponsor or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Sponsor Material Adverse Effect.

2.4.4 Neither the Sponsor, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Sponsor, FORT or the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance or sale of the Securities under the Securities Act.

2.4.5 Neither the Sponsor nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities, as applicable, and neither the Sponsor, nor any person acting on its behalf has offered any of the Securities, as applicable, in a manner involving any public offering under, or in a distribution in violation of, the Securities Act or any state securities (or Blue Sky) laws.

2.4.6 Other than the Transaction Agreement and the Other Subscription Agreements, the Sponsor has not entered into any subscription agreement, side letter, or other agreement or understanding with any Other Subscriber in the Transaction in connection with such Other Subscriber’s direct or indirect investment in the Offering.

2.4.7 Neither the Sponsor nor any of its subsidiaries, directors, officers, employees, or, to the Sponsor’s knowledge, any of its agents or representatives acting on its behalf in connection with this Subscription Agreement is: (a) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or on the OFAC List, or a person or entity prohibited by any OFAC sanctions program, (b) any person operating, organized or located in a country or territory which is itself the subject or target of comprehensive sanctions (at the time of this Subscription Agreement, Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine) or (c) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Sponsor has not heretofore engaged in any transaction to lend, contribute or otherwise make available funds or the funds of any joint venture partner or other person or entity towards any sales or operations in Cuba, Iran, North Korea, or the Crimea, Donetsk People’s Republic, or Luhansk People’s Republic regions of Ukraine or any other jurisdiction subject to comprehensive sanctions by OFAC or for the purpose of financing the activities of any person or entity currently subject to any U.S. sanctions administered by OFAC.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction, as provided for by the Transaction Agreement. The Closing shall occur on the closing date of, and immediately prior to, or simultaneously with, the consummation of the Transaction. Upon written notice from (or on behalf of) the Company (which may be via email) to Subscriber (the “Notice”), which Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third-party escrow agent (the “Escrow Agent”) to be identified in the Notice, that the Company reasonably expects the closing of the Transaction to take place on a date that is not less than five (5) business days from the date of the Notice, Subscriber shall deliver to the Escrow Account, not less than two (2) business days (unless otherwise agreed to in writing by the Company) prior to the scheduled closing date specified in the Notice (the “Scheduled Closing Date”), the Purchase Price for the Securities by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Notice. The wire transfer shall identify Subscriber, and unless otherwise agreed by the Company and the Escrow Agent, the funds shall be wired from an account in Subscriber’s name. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against the issuance of and delivery by the Company promptly after the Closing to Subscriber of the Securities in book-entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws or those incurred by Subscriber or arising under this Subscription Agreement). Not later than one (1) business day after the Closing, the Company shall deliver to Subscriber the Securities in book entry form with restrictive legends, in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. In the event (i) this Subscription Agreement is terminated prior to the Closing or (ii) the Closing does not occur within five (5) days of the Scheduled Closing Date, and in either case, any funds have already been sent by Subscriber to the Escrow Account, the Company shall promptly (but not later than two (2) business days thereafter) instruct the Escrow Agent to promptly return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book-entries for the Securities shall be deemed repurchased and cancelled. Unless this Subscription Agreement is terminated pursuant to Section 5 below, (i) the failure of the Closing to occur on or after the Scheduled Closing Date shall not terminate this Subscription Agreement or otherwise relieve any party of any of its obligations hereunder and (ii) Subscriber shall remain obligated (aa) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Notice and (bb) to consummate the Closing upon satisfaction of the conditions set forth in this Subscription Agreement. For purposes of this Subscription Agreement, “business day” means any day that, in New York, New York, is neither a legal holiday nor a day on which commercial banking institutions are generally authorized or required by law or regulation to close (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day).

3.2 Conditions to Closing.

3.2.1 The Closing shall be subject to the satisfaction or valid waiver by the Company, Subscriber, and Sponsor, of the conditions that, on the Closing Date:

(i) No suspension of the qualification of the Securities for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing.

(ii) No Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (whether temporary preliminary or permanent) which is then in effect and has the effect of making the transactions contemplated hereby or by the Transaction Agreement illegal or otherwise prohibiting or enjoining the consummation of the transactions contemplated hereby or by the Transaction Agreement.

(iii) All material conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied (as determined in good faith by the parties to the Transaction Agreement) or waived by the parties thereto in accordance with the requirements of the Transaction Agreement (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing).

(iv) No amendment, modification or waiver of the Transaction Agreement (as the same exists on the date hereof as provided to the Subscriber) or any terms thereof shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement without having received the Subscriber’s prior written consent.

(v) No amendment, modification or waiver of one or more of the Other Subscription Agreements (including via a side letter or other agreement) shall have occurred that materially benefits one or more Other Subscribers unless the Subscriber has been offered the same benefits.

3.2.2 The obligations of Subscriber to consummate the Closing shall also be subject to the satisfaction or valid waiver by the Subscriber of the conditions that, on the Closing Date:

(i) The representations and warranties made by the Company, FORT, and Sponsor in Sections 2.2, 2.3, and 2.4 respectively, hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or a Company Material Adverse Effect, FORT Material Adverse Effect, or Sponsor Material Adverse Effect which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, FORT Material Adverse Effect, or Sponsor Material Adverse Effect, which representations and warranties shall be true and correct in all respects with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Subscription).

(ii) The Company, FORT, and Sponsor shall have performed, satisfied and complied in all material respects with all agreements, conditions and covenants required by this Subscription Agreement to be performed by the Company, FORT, or Sponsor at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company, FORT, or Sponsor to consummate the Closing.

(iii) The Company shall have filed with Nasdaq (or, if applicable, NYSE) an application for the listing of the Securities and Nasdaq (or, if applicable, NYSE) shall have raised no objection with respect thereto, subject to official notice of issuance.

(iv) After giving effect to the issuance of the Securities pursuant to this Subscription Agreement and the issuance of the other shares of Common Stock pursuant to the Other Subscription Agreements on the Closing Date, and the consummation of the Transaction and steps contemplated by the Transaction Agreement, no fewer than 13,130,250 shares of Common Stock shall have been issued and outstanding, and all such issued and outstanding shares shall have been issued prior to or substantially contemporaneously with the issuance of the Securities to Subscriber.

(v) There shall not have occurred any Company Material Adverse Effect, FORT Material Adverse Effect, or Sponsor Material Adverse Effect.

(vi) All consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq any stockholder approval required by applicable rules and regulations of the Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Securities) required to be made in connection with the issuance and sale of the Securities shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company, FORT, or Sponsor from consummating the transactions contemplated hereby, including the issuance and sale of the Securities to the Subscriber.

3.2.3 The obligations of the Company, FORT, and Sponsor to consummate the Closing shall also be subject to the satisfaction or valid waiver by each of the Company, FORT, and Sponsor of the conditions that, on the Closing Date:

(i) Subscriber shall have performed, satisfied and complied in all material respects with all agreements, conditions and covenants required by this Subscription Agreement to be performed by Subscriber at or prior to the Closing.

(ii) All representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing, shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement as of the Closing Date.

4. Transfer Restrictions.

4.1 After the Closing, the Securities may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws and pursuant to an effective registration statement, Rule 144 under the Securities Act (“Rule 144”) or pursuant to another applicable exemption from the registration requirements of the Securities Act, to the Company or to an affiliate of Subscriber. As a condition of transfer (other than pursuant to an effective registration statement pursuant to Rule 144 or pursuant to another applicable exemption from the registration requirements of the Securities Act), any such transferee shall agree in writing to be bound by the terms of this Subscription Agreement and shall have the rights and obligations of Subscriber under this Subscription Agreement.

4.2 The Company, FORT, and Sponsor acknowledge that the Securities may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be pursuant to an available exemption from the registration requirements of the Securities Act or pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Securities shall not be required to provide the Company, FORT, or Sponsor with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Securities are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects; provided further that the Subscriber and its pledgee shall be required to comply with other provisions of this Section 4 in order to effect a sale, transfer or assignment of Securities to a pledgee.

4.3 Subject to applicable requirements of the Securities Act and the interpretations of the Commission thereunder and any requirements of the Company’s transfer agent, the Company shall use commercially reasonable efforts to promptly (and within three (3) business days of such request), upon Subscriber’s request, ensure that instruments, whether certificated or uncertificated, evidencing the Securities shall not contain any legend (including the legend set forth in Section 4.4 below) (i) following any sale of such Securities pursuant to Rule 144, (ii) if such Securities are eligible for sale under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 (including under Rule 144(i)) and without volume or manner-of-sale restrictions, and in each case, Subscriber provides the Company with an undertaking to effect any sales or other transfers in accordance with the Securities Act, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission).

4.4 Subscriber agrees to the imprinting, so long as is required by this Section 4, of a legend on any of the Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

4.5 Subscriber hereby acknowledges and agrees that it will not, and will cause each person acting at Subscriber’s direction or pursuant to any understanding with Subscriber to not, directly or indirectly offer, sell, pledge, contract to sell or sell any option to purchase, or engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, in each case that result in Subscriber having a net short cash position in respect of the Securities until the earlier of (x) the public announcement of the signing of this Subscription Agreement and (y) the termination of this Subscription Agreement in accordance with its terms. For the avoidance of doubt, nothing contained herein shall prohibit Subscriber from (i) any purchase of securities by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in an open market transaction after the execution of this Subscription Agreement, or (ii) any sale (including the exercise of any redemption right) of securities of the Company (A) held by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (B) purchased by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in an open market transaction after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act; (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement; and (iii) in the case of a Subscriber that has implemented internal information barriers pursuant to information controls policy to “wall-off” certain trading personnel, the representations set forth above shall only apply to such walled-off trading personnel.

4.6 The Company will use its commercially reasonable efforts to make all Common Stock issued in respect of the Securities eligible on the Direct Registration System of the Depository Trust Company so that Subscriber can, subject to Section 4.1 and Section 4.2, move shares to respective prime broker accounts and sell without restriction.

5. Termination. Except for the provisions of Sections 5, 7, 8 and 9 and the provisions of this Subscription Agreement providing for the return of funds previously delivered in the event the Closing does not occur, all of which shall survive any termination hereunder and continue indefinitely, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Transaction Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (iii) at the election of either Subscriber or the Company, if the Closing shall not have occurred on or before the Outside Date (as defined in, and including any extension made in compliance with the terms of, the Transaction Agreement); provided, that, the Outside Date shall in no event be more than 18 months from the date of the Subscription Agreement; provided further, that, subject to the limitations set forth in Section 8, nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination hereof in accordance with this Section 5, any monies paid by Subscriber to the Company in connection herewith shall promptly be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber.

6. Registration Rights.

6.1 The Company agrees that within thirty (30) days after the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement to register under and in accordance with the provisions of the Securities Act, the resale of all of the Registrable Securities (as defined below) on Form S-1 (which shall be filed pursuant to Rule 415 under the Securities Act) as a secondary-only registration statement (the “Registration Statement”). The Company further agrees that it shall not file any registration statement on Form S-1 registering the resale of any of its securities other than the Registration Statement after the Closing Date until the Registration Statement has been declared effective by the Commission; provided, that, the Company shall be permitted to include in the Registration Statement the securities registrable pursuant to (i) that certain Registration Rights Agreement, dated as of October 31, 2024 (as may be amended, modified or supplemented from time to time, the “IPO Registration Rights Agreement”), by and among the Company, Sponsor, and certain security holders party thereto, and (ii) that certain Registration Rights Agreement, to be entered into in or around the Closing Date (the “FORT Registration Rights Agreement”), by and among the Company, FORT, certain FORT stockholders, pursuant to which such FORT stockholders will be granted certain registration rights with respect to their shares of Common Stock received as consideration pursuant to the Transaction Agreement. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to Subscriber for review at least two (2) business days in advance of filing the Registration Statement and the Subscriber shall provide any comments on the Registration Statement to the Company no later than the day which is one (1) business day preceding the filing date. The Company shall advise Subscriber promptly, and in any event within twenty-four (24) hours, after the Registration Statement is declared effective by the Commission or is supplemented and of any request by the Commission for any amendment or supplement to the Registration Statement or any prospectus or for additional information and shall provide the Subscriber with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the Commission as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 150th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the Closing and (ii) the second (2nd) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Company’s obligations to include the Registrable Securities of Subscriber in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Common Stock proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Registrable Securities by the Subscribers or otherwise, the Company shall use its best efforts to ensure that the Commission determines that the offering contemplated by the Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 of the Securities Act. If the Company is unsuccessful in the efforts described in the preceding sentence then the Company shall cause such Registration Statement to register for resale: (a) first, such number of Registrable Securities which is equal to the maximum number of Common Stock as is permitted by the Commission (the “Maximum Number of Securities”) and (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Common Stock that the Company is obligated to register under the IPO Registration Rights Agreement and the FORT Registration Rights Agreement. In the event that the Registrable Securities exceeds the Maximum Number of Securities, the number of Registrable Securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional Securities under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Registrable Securities that were not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have an opportunity to withdraw from the Registration Statement, in which case the Company’s obligation to register the Subscriber’s Registrable Securities will be deemed satisfied, or (ii) be included as such in the Registration Statement. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (x) such time as when all of Subscriber’s securities included therein cease to be Registrable Securities, (y) such time as when all of Subscriber’s Registrable Securities included in such Registration Statement have actually been sold and (z) three years from the Closing Date. The Company will use its commercially reasonable efforts to cause the removal of all restrictive legends from any Registrable Securities being sold under the Registration Statement at the time of sale of such Registrable Securities upon the receipt from the Subscriber of such supporting documentation, if any, as requested by the Company. The Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, reasonably necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement and Rule 144, qualify the Registrable Securities for listing on the applicable stock exchange and update or amend the Registration Statement as necessary to include Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the PIPE Common Stock, the Incentive Shares, solely to the extent that such Incentive Shares are unable to be included on the Form S-4, the Reallocated Sponsor Shares, solely to the extent that such Reallocated Sponsor Shares are unable to be included on the Form S-4, and any other equity security issued or issuable with respect to the foregoing Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) three (3) years after the Closing Date, (B) the date all of such securities held by Subscriber may be sold by Subscriber without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by Subscriber, or (D) when such securities shall have ceased to be outstanding. Notwithstanding the foregoing, Subscriber shall not be required to sign any form of lock-up agreement in connection with the Registration Statement. Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 6.1; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) Subscriber will notify the Company in writing at least three (3) business days in advance of each intended use of an effective Registration Statement, and if a notice of a Suspension Event (as defined below) was previously delivered (or would have been delivered but for the provisions of this Section 6.1) and the related suspension period remains in effect, the Company will so notify Subscriber, within two (2) business days after Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

6.2 At its expense the Company shall:

6.2.1 except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws that the Company determines to obtain in connection with such registration, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until all Securities acquired by Subscriber hereunder cease to be Registrable Securities or such shorter period upon which Subscriber has notified the Company that such Registrable Securities have actually been sold, or otherwise when such Registration Statement is no longer required to be effective under this Section 6;

6.2.2 subject to an Opt-Out Notice, advise Subscriber within one (1) business day: (A) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (C) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided, however, that the Company shall not be required to disclose the details of such event. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Company and any documents provided to Subscriber shall be redacted of any material, non-public information regarding the Company unless such Subscriber consents in writing to receive such information and agrees to hold it in confidence;

6.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as promptly as reasonably practicable;

6.2.4 upon the occurrence of any event contemplated in Section 6.2.2, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as promptly as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

6.2.5 use its commercially reasonable efforts to cause all Registrable Securities to be listed on each securities exchange or market, if any, on which the Common Stock issued by the Company have been listed; and

6.2.6 use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

6.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (i) if any information (e.g., compensation data) is not readily available and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of external legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, (ii) at any time the Company is required to file a post-effective amendment to the Registration Statement and the Commission has not declared such amendment effective or (iii) if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of external legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of external legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, the Company shall not so delay filing or so suspend the use of the Registration Statement on more than two (2) occasions for a period of not more than sixty (60) consecutive days in any three hundred sixty (360) day period. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) business days from the date of such Suspension Event, or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare after the completion of the Suspension Event) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (i) to the extent such Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

6.4 From and after the Closing, the Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), and any of its officers, directors, agents, partners, members, stockholders, affiliates, managers, investment advisers and employees, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (collectively, the “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable and documented out-of-pocket external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by such Subscriber expressly for use therein in connection with the registration of the Common Stock; provided, however, that the indemnification contained in this Section 6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company, nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by such Subscriber expressly for use in the Registration Statement, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of such Subscriber in violation of Section 6.3 hereof. Subscriber shall notify the Company promptly of the institution of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which Subscriber becomes aware, provided that a failure by Subscriber to provide such notice shall not impact Subscriber’s right to be indemnified hereunder unless the Company is actually prejudiced thereby. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Securities by Subscriber.

6.5 To the extent the Subscriber is identified as a selling stockholder in the Registration Statement or any other registration statement which covers the Registrable Securities purchased by such Subscriber, from and after the Closing, Subscriber shall (severally and not jointly with any Other Subscriber) indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein in connection with the registration of the Common Stock; provided, however, that the indemnification contained in this Section 6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. The Company shall notify Subscriber promptly of the institution of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company becomes aware, provided that a failure by the Company to provide such notice shall not impact the Company’s right to be indemnified hereunder unless Subscriber is actually prejudiced thereby. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Securities by Subscriber.

6.6 If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 6.6 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation.

6.7 Any party entitled to indemnification under this Section 6 shall permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. The indemnifying party shall not enter into any settlement without the indemnified party’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless such settlement includes an unconditional release of the indemnified party from all liability arising out of such claim. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the reasonable and documented fees and expenses of such counsel shall be at the expense of such indemnified party unless (x) the indemnifying party has agreed to pay such fees and expenses, (y) the indemnifying party has failed promptly to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party, or (z) the named parties to any such action include both the indemnifying party and the indemnified party, and the indemnified party has been advised by counsel that there may be one or more conflicting defenses available to it that would make it inappropriate for the same counsel to represent both parties.

7. Miscellaneous.

7.1 Further Assurances. At the Closing, the parties hereto shall use commercially reasonable efforts to execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

7.1.1 Subscriber acknowledges that the Sponsor, Company, FORT and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Sponsor, Company, and FORT if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in all material respects. The Sponsor, Company and FORT acknowledge that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement.

7.1.2 Each of the Sponsor, Company, FORT and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, in each case, to the extent required by applicable law.

7.1.3 The Company may request from Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Securities, and Subscriber shall use commercially reasonable efforts to promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures, provided that the Company agrees to keep confidential any such information provided by Subscriber, it being understood by Subscriber that the Company may without any liability hereunder reject Subscriber’s subscription prior to the Closing Date in the event Subscriber fails to provide such additional information requested by the Company to evaluate Subscriber’s eligibility or the Company determines that Subscriber is not eligible.

7.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with affirmative confirmation of receipt, if sent by email, (c) one (1) business day after being sent, if sent by reputable, internationally recognized overnight courier service or (d) three (3) business days after the date of mailing by registered or certified mail (prepaid and return receipt requested), in any case, to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Company (prior to the Closing), to:

Newbury Street II Acquisition Corp
121 High Street, Floor 3

Boston, Massachusetts 02110
Attn: Thomas Bushey
Telephone No.: (617) 334-2805

Email: [***]

with a required copy to (which copy shall not constitute notice):

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Matthew A. Gray, Esq. Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email: [***];

[***]

(iii) if to the Sponsor, to:

Newbury Street II Acquisition Sponsor LLC
121 High Street, Floor 3

Boston, Massachusetts 02110
Attn: Thomas Bushey
Telephone No.: (617) 334-2805

Email: [***]

with a required copy to (which copy shall not constitute notice):

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Matthew A. Gray, Esq.
Barry I. Grossman, Esq.
Telephone No.: (212) 370-1300
Email: [***];

[***]

(iv) if to FORT, to:

FORT Robotics, Inc.

1608 Walnut Street, Floor 12

Philadelphia, PA 19103

Attn: Samuel Reeves

Telephone No.: 1-267-515-5880

Email: samuel@fortrobotics.com

with a required copy to (which copy shall not constitute notice):

Fenwick & West LLP

801 California St

Mountain View, CA 94041

Attn: Steven Levine; David Michaels; Aman Singh

Telephone No.: 1-650-988-8500
Email: [***]; [***]; [***]

(v) if to the Company (following the Closing), to:

FORT Robotics, Inc.

1608 Walnut Street, Floor 12

Philadelphia, PA 19103

Attn: Samuel Reeves

Telephone No.: 1-267-515-5880

Email: [***]

with a required copy to (which copy shall not constitute notice):

Fenwick & West LLP

801 California St

Mountain View, CA 94041

Attn: Steven Levine; David Michaels; Aman Singh

Telephone No.: 1-650-988-8500
Email: [***]; [***]; [***]

7.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and Subscriber in connection with the Offering).

7.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the parties hereto.

7.5 Waivers and Consents. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party against whom enforcement of such waiver or consent is sought. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Subscription Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.6 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the Subscriber hereunder (other than the Securities acquired hereunder by Subscriber, if any, after the Closing) may be transferred or assigned without the prior written consent of the Company, and any purported transfer or assignment without such consent shall be null and void ab initio; provided, however, Subscriber may transfer or assign its rights, interests and obligations hereunder to a controlled affiliate of Subscriber or another investment fund or account managed or advised by the same manager as Subscriber (or a related party or affiliate) that can satisfy the requirements of Section 2.1.4 and the other representations and warranties in Section 2.1, provided, further, that no such transfer or assignment without the prior express written consent of the Company shall release Subscriber of its obligations hereunder and such transferee(s) or assignee(s), as applicable, agrees in writing to be bound by the terms hereof as if it were the original Subscriber party hereto.

7.7 Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as expressly provided for herein, this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

7.8 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

7.9 Consent to Jurisdiction; Waiver of Jury Trial. The parties hereto agree to submit any matter or dispute resulting from or arising out of the execution, performance, interpretation, breach or termination of this Subscription Agreement to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court (or, in each case, any appellate courts thereof) (the “Specified Courts”). Each of the parties agrees that service of any process, summons, notice or document in the manner set forth in Section 7.2 hereof or in such other manner as may be permitted by applicable law, shall be effective service of process for any proceeding with respect to any matters to which it has submitted to jurisdiction in this Section 7.9. Each of the parties hereto irrevocably and unconditionally agrees that it is subject to, and hereby submits to, the personal jurisdiction of the Specified Courts for any action, suit or proceeding arising out of this Subscription Agreement or the transactions contemplated hereunder and waives any objection to the laying of venue in the Specified Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ITS RIGHTS TO A TRIAL BY JURY.

7.10 Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of the Company expressly contained in Section 2.2, FORT expressly contained in Section 2.3, and the Sponsor expressly contained in Section 2.4 of this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber further acknowledges and agrees that no Other Subscriber pursuant to Other Subscription Agreements (including the controlling persons, members, officers, directors, partners, agents, employees or other representatives of any such Other Subscriber) shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

7.11 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

7.12 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby shall survive the Closing and the consummation of the Transaction until the expiration of any statute of limitations under applicable law.

7.13 Expenses. Each of the parties hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.14 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.15 Counterparts. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf), all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.16 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof. As used in this Subscription Agreement, the term: (x) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (y) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company prior to the closing of a Business Combination will include the Sponsor.

7.17 Mutual Drafting. This Subscription Agreement is the joint product of Subscriber and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

7.18 Remedies.

7.18.1 The parties agree that irreparable damage would occur if this Subscription Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.9, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the parties hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.18 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

7.18.2 The parties acknowledge and agree that this Section 7.18 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.18.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the documented and out-of-pocket costs and external attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the documented out-of-pocket costs and external attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

8. Disclosure.

8.1 The Company shall, as promptly as practicable following the date of this Subscription Agreement (but in any event within one (1) business day thereafter), file a Current Report on Form 8-K with the Commission (collectively, the “Closing Disclosure Document”, and the actual issuance or acceptance (as applicable) of the filing of such press releases or Current Report on Form 8-K, the “Disclosure Time”) disclosing and describing all material terms of the transactions contemplated hereby and the Transaction, and a form of this Subscription Agreement will be filed with the Commission as an exhibit thereto. Upon the filing of the Closing Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Company, any of its officers, directors or employees or the Placement Agent. None of the Company, its officers, directors, employees and agents, FORT or the Sponsor shall deliver such material, non-public information from and after the Disclosure Time to any Subscriber. In the event that any notice or communication provided to a Subscriber contains or is deemed to contain material, non-public information regarding the Company, the Company shall, as promptly as practicable and in any event within one (1) business day, publicly disclose such information in a manner compliant with Regulation FD, so as to cleanse such information.

8.2 Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates in any press release, marketing materials or any other public communication or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law, and (ii) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of Nasdaq or NYSE, in which case under clause (i) or (ii) above, the Company shall provide Subscriber with prior written notice of such disclosure, and shall reasonably consult with the Subscriber regarding such disclosure.

9. Trust Account Waiver.

9.1 Subscriber hereby represents and warrants that it has read the Prospectus and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders (including overallotment shares acquired by the Company’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Shareholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, and subject to further extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Subscriber on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, the Company and its Representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action in the event the Company or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding the foregoing, this Section 9.1 shall not affect any rights of Subscriber or its affiliates to receive distributions from the Trust Account in their capacities as Public Shareholders upon the redemption of their shares or the liquidation of the Company if it does not consummate a Business Combination prior to its deadline to do so. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. Notwithstanding anything to the contrary contained in this Subscription Agreement, the provisions of this Section 9.1 shall survive the Closing or any termination of this Subscription Agreement and last indefinitely.

10. Reliance.

10.1 Subscriber acknowledges that the Sponsor, Company, and the Placement Agent will rely on the acknowledgements, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Subscriber agrees to promptly notify the Sponsor, Company, and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Securities from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Sponsor, Subscriber, and the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement.

10.2 Each of the Company, the Placement Agent, the Sponsor, and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

10.3 Subscriber agrees that, except in the case of fraud, gross negligence, willful misconduct or bad faith, the Placement Agent shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the transactions contemplated herein and the purchase and sale of the Securities hereunder. Subscriber agrees not to commence any litigation nor bring any claim against the Placement Agent in any court or other forum which relates to, may arise out of, or is in connection with, the transactions contemplated herein and the purchase and sale of the Securities hereunder, except for any litigation or claim arising from or related to fraud, gross negligence, willful misconduct or bad faith by the Placement Agent. The undertaking is given freely and after obtaining independent legal advice. Subscriber acknowledges that the Placement Agent will receive a fee with respect to the sale of Securities and a deferred underwriting commission in connection with the Company’s initial public offering.

11. Independent Nature of Investment. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. Subscriber agrees that none of the Other Subscribers shall be liable to it pursuant to the Other Subscription Agreements (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the transactions contemplated herein and the purchase and sale of the Securities hereunder. The decision of Subscriber to purchase Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, FORT or any of their respective subsidiaries which may have been made or given by any Other Subscriber or by any agent, employee or other representative of any Other Subscriber, and neither Subscriber nor any of its agents, employees or other representatives shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights under this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Company, FORT, the Sponsor and the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

FORT ROBOTICS, INC.

By:
Name:
Title:

NEWBURY STREET II ACQUISITION CORP

By:
Name:
Title:

Newbury Street II Acquisition Sponsor LLC

By:
Name:
Title:

[Signature Page to Subscription Agreement]

Accepted and agreed as of the date first set forth above.

SUBSCRIBER:

Name of Subscriber:	Name of Joint Subscriber, if applicable

{Please print}	{Please print}

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

If there are joint investors, please check one:

☐	Joint Tenants with Rights of Survivorship

☐	Community Property

☐	Tenants-in-Common

Subscriber’s EIN:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Country:	Country:
Attn:	Attn:
Telephone No.:	Facsimile No:
Telephone No.:	Facsimile No:
Email Address:	Email Address:

Aggregate Purchase Price: $

Number of Shares of PIPE Common Stock: _____________

Subscriber must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Notice.

If Subscriber wants certificated Securities rather than book-entry form, indicate here:

[Subscriber Signature Page to Subscription Agreement]

Schedule A

Number of Reallocated Sponsor Shares*	Number of Incentive Shares*
[____]	[____]**

*	To be distributed to Subscriber in connection with their participation in the Offering pursuant to the Subscription Agreement

**	Expressed as the number of shares of Common Stock into which Incentive Shares will be converted at the Transaction Closing. Assuming a Subscriber elects the Non-Redemption Option with respect to the number of shares reflected on Schedule B, for each share of PIPE Common Stock hereafter elected to be satisfied pursuant to the Non-Redemption Option, Subscriber shall receive additional Incentive Shares to achieve the Per Share Effective Price, with such additional Incentive Shares to be converted into the applicable number of shares of Common Stock at the Transaction Closing. Assuming a Subscriber elects the Non-Redemption Option with respect to the number of shares reflected on Schedule B, for each share of Non-Redemption Option hereafter elected to be satisfied pursuant to the PIPE Common Stock, Subscriber shall have their Incentive Shares reduced to achieve the Per Share Effective Price. The aggregate number of shares of Common Stock to be issuable shall be rounded to the nearest share of Common Stock and no fractional shares will be issued.

SCHEDULE B

Non-Redemption Option

This Schedule B should be completed by Subscriber
if they are deciding to participate in the Non-Redemption Option

☐ Please check the box if you are participating in the Non-Redemption Option. If checked, please fill out the following information below:

●	Number of desired shares subject to Non-Redemption Option: ____________________

●	Number of Public Shares held currently: ____________________

●	Number of Public Shares to be purchased in open market: ____________________

SCHEDULE C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Schedule C should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐	Subscriber is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.	☐	Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an institutional “accredited investor.”

2.	☐	Subscriber is not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

☐	Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) the plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐	Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐	Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐	Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐	Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐	Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are accredited investors.

ANNEX F

2026 EQUITY INCENTIVE PLAN

F-1

ANNEX G

2026 EMPLOYEE STOCK PURCHASE PLAN

G-1

ANNEX H

INSIDER LETTER AMENDMENT

EXECUTION VERSION

AMENDMENT TO LETTER AGREEMENT

THIS AMENDMENT TO LETTER AGREEMENT (this “Amendment”) is made and entered into as of August 17, 2026, and shall be effective as of the Closing (defined below), by and among (i) Newbury Street II Acquisition Corp, a Cayman Islands exempted company (together with its successors, the “Company”), (ii) Newbury Street II Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), (iii) Fort Robotics Inc., a Delaware corporation (“Target”), and (iv) the undersigned individuals, each of whom is a member of the Company’s board of directors and/or management team and who, along with the Sponsor and other transferees of the applicable Company securities, is referred to as an “Insider” pursuant to the terms of the Letter Agreement (as defined below). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Letter Agreement (as defined below) (and if such term is not defined in the Letter Agreement, then in the Merger Agreement (as defined below)).

RECITALS

WHEREAS, Company, the Sponsor and the other undersigned Insiders are parties to that certain Letter Agreement, dated as of October 31, 2024 (the “Original Letter Agreement” and, as amended by this Amendment, the “Letter Agreement”), pursuant to which the Sponsor and the undersigned Insiders agreed, among other matters, to (i) waive their redemption rights with respect to their Class A Ordinary Shares that they may have in connection with the consummation of the proposed Business Combination, (ii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares (although they will be entitled to liquidating distributions from the trust account with respect to any Offering Shares), (iii) vote any Ordinary Shares owned by it, him or her in favor of any proposed Business Combination for which the Company seeks approval, and (iv) comply with certain transfer restrictions with respect to the Founder Shares (or the Class A Ordinary Shares issuable upon conversion of the Founder Shares) and the Private Placement Units (including the underlying private placement warrants, Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the private placement warrants);

WHEREAS, on August 17, 2026, (i) the Company, (ii) Target, and (iii) Hugo Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”) entered into that certain Agreement and Plan of Merger (as may be amended, modified, supplemented and/or restated from time to time in accordance with the terms thereof, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, subject to the terms and conditions thereof, upon consummation of the transactions (the “Transactions”) contemplated by the Merger Agreement (the “Closing”), among other matters, (a) the Company will continue out of the Cayman Islands and become domesticated as a corporation in the state of Delaware, and (b) Merger Sub will merge with and into Target (the “Merger”), with Target surviving such merger as a wholly-owned subsidiary of the Company, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable Law;

WHEREAS, the parties hereto desire to amend the Letter Agreement to remove the lock-up period applicable to up to 2,038,424 Founder Shares as are actually used to incentivize commitments for Initial PIPE Financing, any Additional Transaction Financing, and any transactions or arrangements into which the Company may enter into for the purpose of securing commitments from Public Shareholders not to redeem their Company shares at or prior to the Closing (or other agreements or arrangements with like effect); and

WHEREAS, pursuant to Section 12 of the Letter Agreement, the Letter Agreement can be amended with the written consent of all parties thereto.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendments to the Letter Agreement. The Parties hereby agree to the following amendments to the Letter Agreement:

(a) The defined terms in this Amendment, including without limitation in the preamble and recitals hereto, and the definitions incorporated by reference from the Merger Agreement, are hereby added to the Letter Agreement as if they were set forth therein.

(b) Effective upon the Closing, Section 8 of the Letter Agreement is hereby amended by inserting the following new clause immediately after clause (c):

“(d) effective as of the Closing (i) up to 2,038,424 Founder Shares as are actually used to secure commitments for Initial PIPE Financing, any Additional Transaction Financing, and any transactions or arrangements into which the Company may enter into for the purpose of securing commitments from Public Shareholders not to redeem their Company shares at or prior to the Closing (or other agreements or arrangements with like effect) that are consummated prior to the Closing shall be released from the Lock-up, subject to and contingent upon the Closing, and (ii) an additional 118,196 Founder Shares shall be released from Lock-up, subject to and contingent upon the Closing.”

2. Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall become effective upon the Closing. In the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Amendment and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

3. Intended Third Party Beneficiary. Effective upon the Closing, Target shall be an intended third-party beneficiary of Sections 1 and 8 of the Letter Agreement and this Section 3 of this Amendment and shall be entitled to enforce such sections as an actual party thereto and hereto. Each of the parties to the Letter Agreement agrees that neither Sections 1 nor 8 of the Letter Agreement shall be modified or amended and no waiver shall be granted without the express prior written consent of Target.

4. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Letter Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Letter Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Letter Agreement in the Letter Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Letter Agreement, as amended by this Amendment (or as the Letter Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Letter Agreement, including without limitation Section 12 thereof.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW}

IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Amendment to Letter Agreement as of the date first above written.

Sincerely,

NEWBURY STREET II ACQUISITION SPONSOR LLC

By:
	Name:	Thomas Bushey
	Title:	Manager

NEWBURY STREET II ACQUISITION CORP

By:
	Name:	Thomas Bushey
	Title:	Chief Executive Officer

FORT ROBOTICS INC.

By:
	Name:	Samuel Reeves
	Title:	Chief Executive Officer

[Signature Page to Amendment to Letter Agreement]

By:
	Name:	Thomas Bushey

By:
	Name:	Anthony James Vinciquerra

By:
	Name:	Jennifer Vescio

By:
	Name:	Josh Gold

By:
	Name:	Ted Seides

By:
	Name:	Jake Gudoian

Accepted and agreed:

BTIG, LLC

By:
Name:	Edward Kovary Jr.
Title:	Head of SPAC Capital Markets

[Signature Page to Amendment to Letter Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Combined Company’s amended and restated certificate of incorporation will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by DGCL, and the Combined Company’s bylaws will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, the Combined Company will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require Newbury Street II, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statements Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1#	Agreement and Plan of Merger, dated as of August 17, 2026, by and among Newbury Street II Acquisition Corp, Hugo Merger Sub Inc. and Fort Robotics, Inc. (included in Annex A)

3.1	Amended and Restated Memorandum and Articles of Association of Newbury Street II, as currently in effect (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

3.2**	Form of Certificate of Incorporation of Newbury Street II (upon the Domestication) (included in Annex B)

3.3**	Form of Amended and Restated Certificate of Incorporation of Combined Company, to become effective upon consummation of the Business Combination (included in Annex C)

3.4**	Form of Amended and Restated Bylaws of Combined Company, to be effective upon consummation of the Business Combination (included in Annex D)

4.1	Form of Specimen Unit Certificate (incorporated herein by reference to Newbury Street II’s Form S-1/A filed on August 9, 2024)

4.2	Form of Specimen Class A Ordinary Share Certificate (incorporated herein by reference to Newbury Street II’s Form S-1 filed on August 9, 2024)

4.3	Form of Specimen Warrant Certificate (incorporated herein by reference to Newbury Street II’s Form 8-K filed on November 6, 2024)

4.4	Warrant Agreement, dated October 31, 2024, by and between Newbury Street II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

5.1**	Opinion of Ellenoff Grossman & Schole LLP

[8.1**	Federal Tax Opinion of Ellenoff Grossman and Schole LLP]

Exhibit No.	Description
10.1	Insider Letter, dated October 31, 2024 by and among Newbury Street II, its officers, directors and the Sponsor (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

10.2	Investment Management Trust Agreement, dated October 31, 2024, between Newbury Street II and Continental, as trustee (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

10.3	IPO Registration Rights Agreement, dated October 31, 2024, by and among Newbury Street II and certain security holders (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

10.4	Form of Amended and Restated Registration Rights Agreement, by and among Newbury Street II, the Sponsor, certain Fort Robotics Stockholders and the Initial PIPE Investors (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026)

10.5	Administrative Service Agreement, dated October 31, 2024, between Newbury Street II and Sunderland Capital, an affiliate of the Sponsor (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on November 6, 2024)

10.6	Promissory Note issued to the Sponsor, dated June 20, 2024 (incorporated herein by reference to Newbury Street II’s Form S-1 filed on August 9, 2024)

10.7**†	2018 Equity Incentive Plan

10.8**†	Form of Stock Option Agreement under the Equity Incentive Plan

10.9**†	2026 Incentive Award Plan (included in Annex E)

10.10**†	2026 Employee Stock Purchase Plan (included in Annex F)

10.11	Form of Voting and Support Agreement, dated as of August 17, 2026, by and among Newbury Street II, Fort Robotics and the Significant Company Holders (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026)

10.12	Form of Lock-Up Agreement, dated as of August 17, 2026, by and among Newbury Street II, the Sponsor and the members of Fort Robotics’ management (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026)

10.13	Insider Letter Amendment, dated as of August 17, 2026, by and among the Newbury Street II, Fort Robotics, Newbury Street II’s officers and directors and the Sponsor (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026, and also included in Annex G)

10.14	Sponsor Letter Agreement, dated as of August 17, 2026, by and among Newbury Street II, the Sponsor and Fort Robotics (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026)

10.15	Form of Non-Competition and Non-Solicitation Agreement, dated as of August 17, 2026, by and among the Fort Robotics, Newbury Street II, and the management team of Fort Robotics (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026)

10.16	Form of PIPE Subscription Agreement, dated as of August 17, 2026, by and among the Newbury Street II and certain investors party thereto (incorporated herein by reference to Newbury Street II’s Current Report on Form 8-K filed on August 18, 2026, and also included on Annex E)

10.17**	Form of Combined Company Indemnification Agreement

10.18**	Employment Agreement, dated as of August 17, 2026, by and among Fort Robotics and Samuel Reeves.

10.19**	Employment Agreement, dated as of August 17, 2026, by and among Fort Robotics and Nathan Bivans.

10.20**	Employment Agreement, dated as of August 17, 2026, by and among Fort Robotics and Sarah Keim.

10.21**	Engagement Letter, dated September 29, 2026, between Newbury Street II and Donerail

Exhibit No.	Description
21.1**	List of Subsidiaries

23.1**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Newbury Street II

23.2**	Consent of CohnReznick LLP, independent registered public accounting firm of Fort Robotics.

23.3**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)

23.4**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)

24.1**	Power of Attorney for Newbury Street II Signatories (included on the Newbury Street II signature page of this registration statement)

24.2**	Power of Attorney for Fort Robotics Signatories (included on the Fort Robotics signature page of this registration statement)

99.1**	Consent of Tom Bushey

99.2**	Consent of Sally Miller

99.3**	Consent of Jennifer Vescio

99.4**	Consent of Vijay Kumar

99.5**	Form of Preliminary Proxy Card

101.INS	Inline XBRL Instance Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

107**	Filing Fee Table

†	Indicates management contract or compensatory plan or arrangement.
#	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Filed herewith.
**	To be filed by amendment.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or

(ii)	that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

[__], 2026	Newbury Street II Acquisition Corp

By:
	Name:	Thomas Bushey
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of [__] and [__], each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Position	Date

	Chief Executive Officer and Director	[__], 2026
Thomas Bushey	(Principal Executive Officer)

	Chief Financial Officer	[__], 2026
Jake Gudoian	(Principal Financial and Accounting Officer)

	Chairman of the Board of Directors	[__], 2026
Anthony James Vinciquerra

	Director	[__], 2026
Jennifer Vescio

	Director	[__], 2026
Joshua Gold

	Director	[__], 2026
Theodore Seides

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York City, NY on the [ ] day of [        ], 2026

[__], 2026	Fort Robotics, Inc.

By:
	Name:	Samuel Reeves
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Samuel Reeves and [ ], each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Position	Date

	Chief Executive Officer and Director	[__], 2026
Samuel Reeves	(Principal Executive Officer)

	[ ]	[__], 2026
(Principal Financial and Accounting Officer)

	Director	[__], 2026

	Director	[__], 2026